Form 20-F
period 2007-12-31
SPREADTRUM COMMUNICATIONS INC
filed 2008-06-30
CIK 1287950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-33535

SPREADTRUM COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of principal executive offices)

Dr. Ping Wu, President and Chief Executive Officer

Telephone: (8621) 5080-2727

Facsimile: (8621) 5080-2996

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares*	NASDAQ Global Market

*	Ordinary shares are not traded in the United States; rather they are deposited with Citibank, N.A., as Depositary. Each American Depositary Share represents three (3) Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this report. 126,914,512 ordinary shares, par value US$0.0001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17   ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this Annual Report to:

•	“ADRs” are to the American depositary receipts that may evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this Annual Report only, Hong Kong, Macau and Taiwan;

•	“RMB” are to the legal currency of the People’s Republic of China; and

•	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

The “Glossary of Technical Terms” found at page 3 sets forth the description of some of the technical terms used in this Annual Report.

Unless the context indicates otherwise, “we,” “us,” “our company,” “the company,” “our,” and “Spreadtrum” refer to Spreadtrum Communications, Inc. and its subsidiaries.

This Annual Report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2007, which was RMB 7.2946 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See Item 3.D “Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of RMB may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 27, 2008, the noon buying rate was RMB 6.8618 to $1.00.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	expected adoption of our products, in particular baseband semiconductors that support TD-SCDMA;

•	timing of the expected issuance of commercial 3G licenses by the PRC government and commercial deployment of 3G networks by mobile operators in China;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our ability to manage growth; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under Item 3.D “Key Information—Risk Factors” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

GLOSSARY OF TECHNICAL TERMS

2G/2.5G	2G/2.5G refers to the second generation wireless communications standard, which includes GSM, CDMA, i-DEN, TDMA, GPRS and CDMA2000 1x.

3G	3G refers to the third generation wireless communications standard, which includes WCDMA/UMTS, CDMA 2000 1xEV-DO and TD-SCDMA.

AAC	Advanced Audio Coding. AAC is a standardized, lossy digital audio compression scheme. AAC was designed as an improved-performance codec relative to MP3. AAC was promoted as the successor to MP3 for audio coding at medium to high bitrates.

AAC+	An enhanced AAC format that delivers sound in as little as 32 kbps.

AVS	Audio Video Coding Standard. AVS is a video compression technique developed by PRC companies and supported by the PRC government.

Bluetooth	An open industry standard for providing short-range and low speed wireless transmission of digital voice and data in the 2.4GHz band. This standard supports both point-to-point and multipoint applications.

CDMA	Code Division Multiple Access. A digital technology that assigns codes to data being transmitted, allowing more efficient usage of spectrum in comparison to TDMA or FDMA based technologies.

cdmaOne	The original 2G-based CDMA technology (also known as IS-95A/B).

CDMA2000 1x	A 2.5G/3G CMDA technology that doubles voice capacity in comparison to cdmaOne and also supports high-speed data of up to 153 kbps peak rates.

CDMA2000 1xEV-DO	A data optimized improvement to CDMA2000 1x that provides peak data rates of up to 2.4 Mbps.

CMMB	China Multimedia Mobile Broadcasting. A mobile television and multimedia standard developed and specified in China by the State Administration of Radio, Film, and Television (SARFT), which has been described as being similar to Europe’s DVB-SH standard for digital video broadcasting from satellites to handheld devices.

CMOS	Complementary Metal Oxide Silicon. Currently the most common integrated circuit fabrication process technology. CMOS is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

DMB-T	Digital Multimedia Broadcasting—Terrestrial. DMB-T is a digital terrestrial television broadcasting standard that has been adopted as China’s national standard for terrestrial television.

EDGE	Enhanced Data rates for GSM Evolution. A 2.75G upgrade to GPRS that provides higher data rates (up to three times the throughput) by using improved modulation and coding techniques to the packet switched technology.

FDMA	Frequency Division Multiple Access or FDMA is an access technology that is used by radio systems to share the radio spectrum. The terminology “multiple access” implies the sharing of the resource among users, and the “frequency division” describes how the sharing is done: by allocating users with different carrier frequencies of the radio spectrum.

FTA	Full Type Approval. FTA is the official certificate of conformance to GSM/GPRS standards specified by the Global Certification Forum.

GCF	GCF certification is a certification based on requirements defined by the Global Certification Forum, an independent industry body, which provides network compliancy requirements and testing for GSM mobile devices.

GPRS	General Packet Radio Service. A data focused upgrade to GSM which introduces packet switching to the normally circuit switched technology. This allows data to be transferred only when information is actually being sent or received rather than occupying an entire circuit as GSM does normally during voice conversations.

GSM	Global System for Mobile communication. A TDMA-based 2G standard, which allows eight channels per frequency band.

H.264	Also known as MPEG-4 AVC (Advanced Video Coding), H.264 is a video compression that offers significantly greater compression than its predecessors. In addition to improvements in perceptual quality, the standard is expected to offer up to twice the compression of the current MPEG-4 ASP (Advanced Simple Profile). This standard can provide DVD-quality video at under 1Mbps, and is considered promising for full-motion video over wireless, satellite, and ADSL Internet connections.

HSDPA	High Speed Downlink Packet Access. Also known as (i) WCDMA Release 5, an advancement on WCDMA which improves throughput to peak data rates of 14 Mbps, or (ii) TD-SCDMA Release 5, an advancement on TD-SCDMA which improves throughput to peak data rates of 2.8 Mbps with 1.6 MHz frequency bandwidth.

HSUPA	High Speed Uplink Packet Access. As specified in (i) WCDMA Release 6, an advancement on WCDMA which improves uplink throughput to peak data rates of 5.7 Mbps, or (ii) TD-SCDMA Release 7, an advancement on TD-SCDMA which improves uplink throughput to peak data rates of 2.2 Mbps with 1.6 MHz frequency bandwidth.

Java	An object-oriented software programming language that can be executed on many operating systems.

JPEG	Joint Photographic Experts Group. JPEG is a standards committee that designed an image compression format. The compression format they designed is known as a lossy compression in that it deletes information from an image that it considers unnecessary. JPEG files can range from small amounts of lossless compression to large amounts of lossy compression

Mixed-signal	The combination of analog and digital technology on one integrated circuit.

Motion JPEG	Motion JPEG is an informal name for multimedia formats where each video frame or interlaced field of a digital video sequence is separately compressed as a JPEG image.

MP3	MPEG Level 3 is an audio file format, based on MPEG (Moving Picture Expert Group) technology. It creates very small files suitable for streaming or downloading over the Internet.

MPEG4	Moving Picture Experts Group Compression Standard Version 4. MPEG4 is a technology for compressing voice, video and related control data and is one of the MPEG (Moving Pictures Experts Group) international standards.

OFDM	Orthogonal Frequency Division Multiplexing. OFDM is an FDM modulation technique for transmitting large amounts of digital data over a radio wave. ODFM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver. OFDM reduces the amount of crosstalk in signal transmissions.

PTCRB	PCS Type Certification Review Board.

RISC	Reduced Instruction Set Computing. A type of processor architecture that processes programs more quickly than conventional microprocessors by using smaller, faster, less complex sets of instructions.

TCP/IP stack	An implementation of the TCP/IP communications protocol. Network architectures designed in layers, such as TCP/IP, OSI (Open System Interconnection) and SNA (Systems Network Architecture) are called “stacks.”

TD-SCDMA	Time Division Synchronous Code Division Multiple Access. A 3G standard mainly focused on the China market that uses Time Division Duplex (unpaired) in comparison to Frequency Division Duplex (paired) transmission in order to improve data throughput potential.

TDMA	Time Division Multiples Access. The general term refers to a technology which assigns certain time slots to bits of data in order to increase the throughput on a given frequency band. TDMA also refers to the 2G technology also known as D-AMPS (IS-54) Global Mobile Systems 26 May 2004 89 and Digital PCS (IS-136) which splits each frequency band into three channels thereby tripling the available bandwidth.

UMTS	Universal Mobile Telecommunications System. A 3G standard that uses WCDMA technology with a data capacity of up to 2Mbps.

USB	Universal Serial Bus. A serial bus standard to connect devices that is commonly used in wireless handsets.

WCDMA	Wideband Code Division Multiple Access. Also known as UMTS, a 3G technology that uses CDMA based technology with a wider spectrum (5 MHz carriers versus 1.25 MHz for CDMA) to provide higher data throughput rates. Peak rates of up to 2 Mbps in local areas and 384 kbps in wide areas possible based on the standard.

WMA	Windows Media Audio. WMA is a proprietary compressed audio file format developed by Microsoft Corporation.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required.

Item 2.	Offer Statistics and Expected Timetable

Not required.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP” or “GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and our consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	As of or for the Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	$2,444	$12,935	$38,269	$107,075	$145,466
Cost of revenue	2,172	10,025	29,632	63,476	79,969
Gross profit	272	2,910	8,637	43,599	65,497
Operating expenses:
Research and development	7,483	10,171	14,353	18,521	32,297
Selling, general and administrative	1,625	4,257	7,021	11,254	16,282

Income (Loss) from operations	(8,836)	(11,518)	(12,737)	13,824	16,918
Net income (loss)	$(8,648)	$(11,368)	$(11,679)	$14,386	$21,067
Earnings (loss) per ordinary share:
Basic	$(0.61)	$(0.87)	$(0.86)	$0.96	$0.29
Diluted	$(0.61)	$(0.87)	$(0.86)	$0.14	$0.16
Earnings (loss) per ADS:
Basic	$(1.83)	$(2.62)	$(2.59)	$2.87	$0.87
Diluted	$(1.83)	$(2.62)	$(2.59)	$0.42	$0.49
Weighted average number of ordinary shares used in earnings (loss) per share calculations
Basic	14,204,011	13,036,959	13,523,034	15,015,724	73,037,662
Diluted	14,204,011	13,036,959	13,523,034	102,027,673	128,745,085

Consolidated Balance Sheet Data
Cash	$7,920	$30,636	$37,755	$47,254	$157,038
Total assets	12,630	41,833	64,040	104,102	236,922
Total liabilities	2,529	7,919	41,018	45,160	49,026
Preferred shares	26,089	61,267	61,267	80,201	—
Total shareholders’ equity	10,101	33,914	23,022	58,942	187,896

See note 16 of the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per equivalent ADS.

Exchange Rates

A significant portion of our revenues and expenses is denominated in currencies other than U.S. dollars. We do not currently anticipate paying any dividends to shareholders. However, any dividends declared by us would be in the currency determined by our directors at the time they are declared, and exchange rate fluctuations would affect the U.S. dollar equivalent of any cash dividend received by holders of ADSs that is paid in a currency other than U.S. dollars.

Prices quoted for the ADSs on the NASDAQ Global Market are quoted in U.S. dollars.

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. The table below indicates the highest and lowest exchange rates from RMB to U.S. dollars for the period indicated. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

	Low	High
Per U.S. Dollar
2005	8.0702	8.2765
2006	7.8041	8.0702
2007	7.2946	7.8127
January 2008	7.1818	7.2946
February 2008	7.1100	7.1973
March 2008	7.0105	7.1110
April 2008	6.9840	7.0185
May 2008	6.9377	7.0000
June 2008 (through June 27)	6.8618	6.9325

On June 27, 2008, the noon buying rate for the RMB expressed in RMB per U.S. dollar per was RMB 6.8618.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risk factors could materially and adversely affect our future operating results, and could cause actual events to differ materially from those predicted in our forward looking statements relating to our business.

Risks Related to Our Business

We do not expect to sustain our recent rates of growth in revenue.

We have experienced significant growth in revenue since 2003. Our revenue increased 195.9% from $12.9 million in 2004 to $38.3 million in 2005, 179.8% from 2005 to $107.1 million in 2006 and 35.9% from 2006 to $145.5 million in 2007. Our revenue growth reflected a substantial increase in our shipments of baseband semiconductors. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006, and we intend to phase out our module business in 2008. We began to ship our standalone baseband semiconductors in large volume in the third quarter of 2005, and we expanded our customer base and gained market share for our standalone baseband semiconductors during 2006 and 2007. Our recent revenue growth rates reflect our success in establishing market acceptance of our baseband semiconductors. As we transition to becoming an established supplier of standalone baseband semiconductors, we do not expect to achieve similar rates of revenue growth in future periods.

We have a history of losses and may not sustain or increase profitability in the future.

We incurred net losses of $11.4 million in 2004 and $11.7 million in 2005. We have been profitable only since the first quarter of 2006, and we may not be able to sustain or increase profitability in the future. To sustain or increase profitability, we will need to continue to increase revenue while maintaining reasonable levels of costs and expenses. In addition, our competitors’ behavior and strategies may affect our margins. We expect our research and development and selling, general and administrative expenses to increase in anticipation of projected revenue growth. If our revenue does not increase at the same rate or at a greater rate than our expenses, we may incur losses in the future. If we do not sustain or increase profitability on a quarterly and annual basis or if we otherwise fail to meet the expectations of securities analysts or investors, the market price of our ADSs will likely decline.

Our quarterly and annual operating results may fluctuate and are difficult to predict, and if we do not meet financial expectations of securities analysts or investors, the price of our ADSs will likely decline.

Our quarterly and annual operating results may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and profit margins may be significantly different from our historical or projected figures. Our quarterly and annual operating results in future periods may fall below expectations. Any of these events could cause the market price of our ADSs to decline. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	the adoption of new wireless industry standards or changes in our regulatory environment;

•	the announcement or introduction of new or enhanced products by us or our competitors;

•	the unpredictable volume and timing of customer orders;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	changes in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

•	changes in the average selling prices of our products;

•	changes in the availability of capacity of our semiconductor manufacturing service providers; and

•	the overall cyclicality of the semiconductor industry and seasonality in sales of wireless handsets into which our products are incorporated.

In addition, we base our planned operating expenses, including research and development expenses, hiring of additional personnel and investments in inventory, in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. If our operating results in future quarters fall below the expectations of securities analysts or investors, the market price of our ADSs will likely decline significantly. Because of our limited operating history and the fluctuations in our operating results, our historical operating results may not be useful to you in predicting our future operating results.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We currently sell substantially all of our products to brand manufacturers, independent design houses, or IDHs, vendors who specialize exclusively in the design of wireless handsets based on customer specifications, and original design manufacturers, or ODMs, contract manufacturers who use their own designs and intellectual property to develop and manufacture wireless handsets for customers, and we primarily compete in China with baseband processor solutions providers, such as Infineon Technologies AG, or Infineon, MediaTek, Inc., or MediaTek, NXP Semiconductors, or NXP, and Texas Instruments Incorporated, or Texas Instruments. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom Corporation, or Broadcom, Freescale Semiconductor, Inc., or Freescale, and Qualcomm Incorporated, or Qualcomm. Most of our current and potential competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. This provides them with competitive advantages and their significantly greater resources may enable them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or wireless industry standards or changes in customer requirements. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

Our future growth depends in part on building relationships and achieving additional design wins with leading international brand manufacturers. If we cannot establish these relationships and achieve future design wins, our ability to grow will be limited.

We intend to pursue relationships with leading international brand manufacturers. We anticipate that these relationships will require us to make modifications to our products that involve significant technological challenges, as well as participate in lengthy field trials and extensive qualification programs. We cannot assure you that these efforts would result in a design win, where our product is incorporated into a customer’s initial product design, or that any such design win would lead to production orders. We also expect that these types of customers would place considerable pressure on us to meet their tight development schedules. In addition, these types of customers often require extensive, localized customer support, which will require us to significantly expand our customer support organization. We may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects. Delays in development of these projects could impair our relationships with existing customers and negatively impact sales of the products under development. If we cannot achieve design wins in the future, our ability to grow will be limited.

We do not have long-term purchase commitments from our customers, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We sell a portion of our products to IDHs and ODMs, who integrate our baseband semiconductors into the wireless handsets they supply to their customers. We have limited visibility as to the volume of our products that our IDH and ODM customers are selling to their customers or carrying in their inventory. We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by the semiconductor manufacturing service providers we use to manufacture, assemble and test our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our semiconductor manufacturing service providers to start manufacturing, assembling and testing our products based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue from these products until they are shipped to customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated revenue. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell. We expect to record inventory write-downs in the future as part of our normal course of business. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a result, our results of operations may fluctuate significantly from period to period in the future.

If TD-SCDMA is not widely adopted, or if the deployment of TD-SCDMA in China is slower than we expect, our growth will be adversely affected.

We have invested substantial time and resources in developing products that support TD-SCDMA. The market for 3G wireless handsets that support TD-SCDMA is new and its potential is uncertain. The development of this market depends upon many factors, including the issuance of commercial TD-SCDMA licenses by the PRC government to mobile operators, the development and deployment of 3G wireless networks that support TD-SCDMA and the availability and commercial acceptance of 3G wireless handsets that support TD-SCDMA. Additionally, in May 2007, the Ministry of Information Industry further expanded the list of approved national 3G technology standards to include WCDMA and CDMA2000 in addition to TD-SCDMA, and it is possible that the addition of these other technology standards to such list of approved standards will affect the development and deployment of 3G networks that support TD-SCDMA. In addition, we cannot assure you that TD-SCDMA will be adopted by other countries as their 3G standard. China is one of the first countries that is testing 3G wireless networks that support TD-SCDMA, and if the market in China fails to develop successfully, the commercial acceptance and adoption of TD-SCDMA as a worldwide 3G standard likely will be affected adversely. We are unable to predict the growth rate, if any, of this market. Our growth depends in part upon the timely development of the market for 3G wireless handsets that support TD-SCDMA, which is affected by the wide adoption of TD-SCDMA and the deployment of TD-SCDMA in China. Even if the market for 3G wireless handsets that support TD-SCDMA develops, our success depends upon the selection by existing and potential customers of our products for use in their 3G wireless handsets. If this market does not develop in a timely manner or our products are not selected by customers, the growth and success of our business will be adversely affected.

We may not be able to increase and maintain international market demand for our products.

Substantially all of our sales currently are derived from customers in the PRC, Hong Kong and Macau, and the penetration of markets outside of these markets will be important to our future success. We may not be able to increase and maintain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued by, other countries may require us to redesign our existing products, develop new products or obtain patent licenses to sell into those countries. For example, foreign governments may impose regulations or standards with which our baseband semiconductors do not comply, or may make frequencies available in bandwidths in which our products do not operate. In addition, we or our customers may be required to obtain patent licenses, which may not be available on commercially reasonable terms or at all. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we may experience losses or declines in sales, which would negatively affect our revenue. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our operating results may not meet market expectations due to reduced sales, delay or loss of significant customer orders, or delays in customer payments.

Our top five customers for the year ended December 31, 2005 collectively accounted for 52.2% of our revenue for this period. For 2005, three customers each accounted for more than 10.0% of our revenue: 14.3%, 12.7% and 11.9%, respectively. Our top five customers for the year ended December 31, 2006 collectively accounted for 40.4% of our revenue. For 2006, one customer accounted for 14.5% of our revenue and no other single customer accounted for more than 10.0% of our revenue for such period. For 2007, two customers each accounted for more than 10.0% of our revenue: 37.1% and 10.6% respectively. If we fail to successfully sell our products to one or more of our significant customers in any particular period, if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline, and our operating results may not meet market expectations. Also, many of our current customers are smaller companies and if those customers order our products, but fail to pay on time or at all, our operating results could be adversely affected. Furthermore, as we pursue relationships with leading international brand manufacturers, we may become dependent on a small set of customers as we focus our resources on those customers. If these customers purchase fewer products, our operating results could be adversely affected.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. Our sales cycles typically range from four to nine months, depending on the type of customer. We typically need to obtain a design win, where our product is incorporated into a customer’s wireless handset design, to receive purchase orders. In some cases, due to the rapid growth of new wireless handset applications and products, this process can be time-consuming and requires substantial investment of our time and resources. During the four to nine-month sales cycle, our customers may need three to six months or longer to test, evaluate and design our products into their wireless handsets. Following a design win, our customers may need an additional one to three months or more to begin volume production of the wireless handsets that incorporate our products. There can be no assurances that a design win will result in volume shipments of our products. Additionally, we may commit our limited resources to a customer’s wireless handset design that does not result in volume shipments at the expense of other customers’ wireless handsets that could have resulted in volume shipments. Because of this lengthy sales cycle and the uncertainty regarding volume shipments of our products, it is difficult for us to forecast our revenue, which increases the variability of our operating results. In addition, it is possible that we may not generate sufficient, if any, revenue from these products to offset the selling and administrative costs and investment of resources in anticipation of customer orders.

Our success depends upon our customers’ ability to successfully sell their products.

Our baseband semiconductors are incorporated into our customers’ wireless handsets. If any of our customers are unsuccessful in their wireless handset sales, whether due to lack of market acceptance of their products, shortage of component supplies, slowdown in sales of wireless handsets, excess inventory in the sales channels into which our customers sell their wireless handsets, changes in the wireless handset supply chain or otherwise, our sales of baseband semiconductors could be adversely affected. Accordingly, our success depends on our customers’ success in their business. Brand manufacturers, IDHs and ODMs have historically accounted for substantially all of our revenue. We are not certain whether these customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.

If CMMB is not one of the mobile television standards deployed in China, or if the deployment of mobile television in China is slower than we expect, sales of our mobile television semiconductor product will be adversely affected.

We have developed a mobile television processor solution that supports the CMMB mobile television standard. There are several competing mobile television standards in China. If CMMB is not deployed as one of China’s mobile television standards, sales of our mobile television semiconductor product will be negatively impacted. In addition, if the mobile television market does not develop in a timely manner or our mobile television semiconductor product is not selected by customers, the growth and success of our business in the mobile television market will be adversely affected.

We depend on independent foundries to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We currently rely on Taiwan Semiconductor Manufacturing Company Limited, or TSMC, to manufacture most of our semiconductor products.

Because we outsource our manufacturing, we face several significant risks, including:

•	lack of manufacturing capacity;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of foundries to provide us with semiconductors is limited by its available capacity. We do not have a guaranteed level of production capacity with foundries and it is difficult to accurately forecast our capacity needs. We do not have a long-term agreement with foundries and we place our orders on a purchase order basis. As a result, if foundries raise their prices or are not able to meet our required capacity for various reasons, including shortages, or delays in shipment, of semiconductor equipment or materials used by foundries to manufacture our semiconductors, or if our business relationship with any of the foundries we currently use deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that customers of the foundries we currently use that are larger than we are, or that have long-term agreements with the foundries we currently use, may receive preferential treatment from the foundries in terms of capacity allocation. Reallocation of capacity by foundries to its other preferred customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we do not accurately forecast our capacity needs, foundries may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, operating results or financial condition. For example, we underestimated our capacity requirements for the fourth quarter of 2005, and TSMC was unable to fulfill completely our needs for that quarter.

The loss of the services of our independent assembly and testing service providers could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We rely on two independent assembly and testing service providers, Advanced Semiconductor Engineering, Inc., or ASE, and Siliconware Precision Industries Co., Ltd., or SPIL, to assemble and test most of our semiconductors. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. We do not have a long-term agreement with ASE or SPIL that guarantees us access to capacity. We typically procure services from ASE or SPIL on a per-order basis. If ASE or SPIL experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of assembly and testing capacity, we may have to seek alternative assembly and testing services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new assembly and testing service providers. We currently estimate that it would take us several months to locate and qualify a new assembly and testing service provider. Because of the amount of time that it takes us to qualify third-party assembly and testing service providers, we could experience significant delays in product shipments if we are required to find alternative assembly and testing service providers for our products on short notice. In addition, we may be required to pay higher assembly and testing costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation and result in a loss of customers.

Our primary foundry and assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

TSMC, the foundry upon which we currently rely to manufacture most of our semiconductors, and ASE and SPIL, the independent assembly and testing service providers upon which we currently rely to assemble and test most of our semiconductors, have substantial operations located in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes and typhoons in recent years that caused significant property damage and loss of life. In addition, TSMC, ASE and SPIL are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

Increases to the prices charged by the foundries and assembly and testing service providers upon which we rely may adversely affect our business and operating results.

The foundries and the independent assembly and testing service providers upon which we currently rely to manufacture, assemble and test our semiconductors have recently indicated that they intend to raise their prices. If they do so and we are unable to pass on the higher costs of manufacturing, assembly and testing to our customers, we will experience declines in our gross margins.

The recent Sichuan earthquake could impact the Chinese economy and could affect our business.

In May 2008, a major earthquake struck Wenchuan in the Sichuan province in southwestern China, causing significant damage to the area, including in the major city of Chengdu. The earthquake and its aftershocks caused great loss of life, injuries, catastrophic property loss and disruption to the local economy. Some of our customers may have operations, suppliers, vendors or customers located in the Sichuan region, and we may experience an adverse impact to our business as a consequence. This earthquake or future geological occurrences could impact the Chinese economy and negatively affect our business. A significant earthquake or other geological disturbance in any of China’s other more populated cities and financial centers in the future could severely disrupt the Chinese economy, undermine investor confidence and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products are becoming more complex and defects in our products could result in a loss of customers, decreased revenue, unexpected expenses, loss of market share and warranty claims.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and the yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. In addition, as our baseband semiconductors become more complex we may be limited in the number of wireless handsets that can utilize these components. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

In addition, our agreements with some customers contain warranty provisions, which provide the customer with a right to damages if a defect is traced to our products or if we cannot correct errors reported during the warranty period. Our contractual limitations on our liability may be unenforceable in a particular jurisdiction. We do not have insurance coverage for any warranty or product liability claims, and a successful claim could require us to pay substantial damages.

We may experience lower than expected manufacturing yields or limitations in designing with new process technologies, which could adversely affect our business and operating results.

The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Semiconductor companies often encounter difficulties in achieving acceptable product yields from their manufacturers. TSMC, the foundry upon which we rely to manufacture most of our products, has occasionally experienced lower than anticipated manufacturing yields, including for our products. This often occurs during the production of new products or the installation and start-up of new process technologies. We may experience yield problems as we migrate our manufacturing processes to smaller geometries. If we do not achieve planned yields, our product costs would increase, and product availability would decrease.

In addition, limitations inherent in new process technologies may affect the design, performance and functionality of our baseband semiconductors. For example, semiconductors designed with some of the current process technologies at more advanced geometries may experience power leakage, which increases power consumption and reduces battery life. As we develop baseband semiconductors on more advanced process geometries, we may not continue to fully integrate power management on a single semiconductor. The production of our baseband semiconductors using more advanced process geometries could be delayed, which could adversely affect our business and operating results.

Failure of suppliers to deliver on a timely basis sufficient quantities of components or materials or licensed software used in our products may result in delays or other disruptions in introducing or shipping our products, which could adversely affect our business and operating results.

Some of the components, materials and software used in our products are purchased or licensed from a single supplier and it is difficult for us to redesign our products to incorporate other components, materials or software. For example, we have incorporated digital signal processing cores licensed from CEVA Technologies Inc., or CEVA, RISC processor cores licensed from ARM Ltd., or ARM, 3G protocol stack software that we co-developed with Sasken Communication Technologies Limited, or Sasken, and 3G protocol stack software that we licensed from Chongqing Chongyou Xinke, or Chongyou. Loss or termination of the licenses for the cores or protocol stack software would have a material adverse impact on the manufacture of our products, and modifying our products for new cores or software will take a significant commitment of engineering time and resources and we may not be successful in doing so. If any vendor terminates our license to use the cores or software, or is unable to deliver components or materials used in our products, in accordance with our requirements, we may not be able to find alternative sources on favorable terms and in a timely manner, or at all. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In the first half of 2008, five members of our senior management team resigned as executive officers, three of whom, our former Chief Technology Officer, former Vice President of Operations and former Vice President of Sales, departed. Our engineers and other technical personnel are critical to our future technological and product innovations. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Any of these employees could leave our company with little or no prior notice and would be free to work for a competitor. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. We do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products as well as our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacement for key personnel. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is very limited. We cannot assure you that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, as we are still a young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

We may not be able to manage effectively our expanding operations.

Our employees increased from 316 as of December 31, 2004 to 768 as of December 31, 2007. We expect to expand our engineering team significantly in the near future. As we pursue relationships with leading international brand manufacturers and maintain and expand our relationships with our existing customers, suppliers and other third parties, we expect to expand our sales and customer support organization. In addition, to accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our record keeping and our accounting, contract tracking, order processing, sales tracking, customer support and other internal management systems. All of these measures will require substantial management efforts and the dedication of additional resources. We cannot assure you that we will be able to implement these measures successfully or effectively manage our growth. Any failure to do so may adversely and materially affect our business.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products if these claims are successful.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The wireless communications industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, and a large number of companies that hold significant number of patents related to GSM, GPRS, CDMA and emerging 3G standards, such as TD-SCDMA, WCDMA/UMTS and CDMA2000, and related technologies. For example, in June 2007, we received a letter from Siemens AG, or Siemens, notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our baseband semiconductors, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights.

Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, patent litigation has increased in recent years due to the increased numbers of cases asserted by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. If there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from further sale of our products, develop non-infringing technology or enter into costly royalty or license agreements on an on-going basis or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against development and sale of our products that contain the allegedly infringing intellectual property. Any intellectual property litigation or successful claim could have a material adverse effect on our business, operating results or financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of May 31, 2008, we owned 35 patents and had 289 pending patent applications in China, we owned 17 patents and had 41 pending patent applications in the United States and we had 7 pending patent applications in Europe and 5 pending patent applications under the Patent Cooperation Treaty, or PCT. We acquired co-ownership of 17 patents and 14 pending patent applications in China. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. In addition, others independently may develop similar proprietary information and techniques, gain access to our intellectual property rights, disclose such technology or design around our patents. A large number of third parties hold patents or have patent applications pending that relate to core technologies used in wireless communication standards, including CDMA, FDMA, OFDM, TDMA and emerging 3G standards. Additionally, we cannot assure you that any patent or registered trademark owned by us will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Moreover, foreign intellectual property laws may not protect our intellectual property rights.

Our participation in standards setting organizations and industry alliances may also require us to license some of our patents to our competitors and other third parties on a royalty-free basis or otherwise on fair, reasonable and nondiscriminatory terms. We may be unable to limit to whom we license some of our technologies, and may be unable to restrict many terms of the license. In addition, our control over the application and quality of our technologies that are included in patent pools or otherwise necessary for implementing industry standards may be limited.

Our intellectual property indemnification practices may adversely impact our business.

We have agreed to indemnify some customers and parties from whom we license intellectual property for costs and damages of intellectual property infringement in some circumstances. This practice may subject us to significant indemnification claims by our customers or others. In addition to indemnification claims by our customers, we may also have to defend related third-party infringement claims made directly against us. Our semiconductors and turnkey solutions are designed for use in wireless handsets and other types of wireless devices used by potentially millions of consumers, which could subject us to considerable exposure should an infringement claim occur. We cannot assure you that such claims will not be pursued.

Our acquisition of Quorum may be disruptive to our business and could have a negative impact on our financial condition and results of operations.

We completed our acquisition of Quorum Systems, Inc., or Quorum, in January 2008. This acquisition may require a significant amount of capital investment in the future, which would decrease the amount of cash available for working capital or capital expenditures. Our acquisition of Quorum entails a number of other risks that could materially and adversely affect our business, operating and financial results, including problems integrating Quorum’s personnel, operations, technologies or products into our existing business, need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, potential write-offs of acquired assets and goodwill, potential expenses related to the amortization of intangible assets, the diversion of management resources from other strategic and operational issues, and the inability to retain key employees of Quorum. If we are unable to generate revenue from Quorum’s products in the near future, we may suffer financial losses as a result of Quorum’s on-going operating expenses, expenses related to the amortization of intangible assets from the Quorum acquisition, and additional share-based compensation expenses related to the Quorum acquisition. Our failure to address the risks associated with our acquisition of Quorum may have a material adverse effect on our financial condition and results of operations.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects on existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in realizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	potential write-offs of acquired assets; and

•	potential expenses related to the amortization of intangible assets.

Our failure to address these risks may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, our shareholders may experience dilution. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

We do not have product liability, business disruption or other business insurance coverage.

We do not have product liability, business disruption or other business insurance coverage for our operations in China or in the United States. The insurance industry in China is still at an early stage of development and insurance companies in China currently offer limited business insurance products. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any business disruption, product liability or warranty claim, litigation or natural disaster may result in our incurring substantial costs and diversion of resources.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

As of March 15, 2008, our directors, executive officers, principal shareholders and their affiliated entities owned approximately 36.20% of our outstanding ordinary shares. These shareholders, acting individually or as a group, can exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Risks Related to Our Industry

Changes in industry standards, technology, customer requirements and government regulation could limit our ability to sell our products.

The wireless handset market is characterized by changing end-user preferences and demand for new and advanced functions and applications on wireless handsets, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. This requires us to continuously develop new products and enhance our existing products to keep pace with evolving industry standards and rapidly changing customer requirements. In order to encourage widespread market adoption of 2G, 2.5G and 3G technologies, efforts have been made to develop industry standards, and we have designed our products to comply with these standards. Changes in industry standards, or the development of new industry standards, may make our products obsolete or negate the cost advantages we believe we have in our products.

To date, substantially all of our revenue has been derived from the sale of products that support 2G and 2.5G wireless standards such as GSM and GPRS. Continued market acceptance of these products and diversification of our product portfolio will be critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by any decline in demand for our existing products, the introduction of products and technologies by our competitors that serve as a replacement or substitute for, or represent an improvement over, our existing products, technological innovations or new standards that our existing products do not address, or our inability to release enhanced versions of our existing products on a timely basis. We have begun to offer baseband semiconductors that support TD-SCDMA, an international 3G standard promoted by the PRC government, and are focusing a significant portion of our product design and sales and marketing efforts on products that comply with such standard. We also are devoting resources to the development of mobile television solutions and solutions that will support certain 2.5G wireless standards, including EDGE, and 3G wireless standards, including WCDMA/UMTS. If the wireless standards for which we are developing products are not widely adopted by the market, we may not be able to sell these 2.5G and 3G solutions and our revenue could decline. Because it is not practicable to develop products that comply with all current standards and standards that may be adopted in the future, our ability to compete effectively will depend on our ability to accurately select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. We may not have the financial resources to fund future innovations. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our revenue would decline, adversely affecting our operating results, business and prospects.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling price of a product historically declines significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for our mature products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins. Moreover, semiconductors have short product life cycles. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and testing capacity.

Actual or perceived health risks associated with the use of wireless handsets, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of wireless handsets.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations, the two-way radio installations that are used to communicate with wireless handsets, and from the use of wireless handsets. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by governmental agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless handset industry participants have become the targets of lawsuits alleging various health consequences as a result of wireless handset usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates these alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not reduce wireless handset usage or cause us to allocate monetary and personnel resources to keep track of and manage these issues.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government or laws or regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in tax laws could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to companies incorporated in the PRC in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the forms of reduced tax rates, exemption from certain taxes, favorable lending policies, research grants and other measures. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were RMB13.5 million (approximately $1.6 million), RMB10.3 million (approximately $1.3 million) and RMB4.3 million (approximately $587,000) in 2005, 2006 and 2007, respectively. For the years ended December 31, 2005, 2006 and 2007, $1.2 million, $950,000 and $859,000 were recorded as offsets to research and development expenses incurred, respectively. There can be no assurances that we will receive any subsidies in the future. Additionally, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, as a PRC integrated circuit design enterprise, or ICDE, is exempt from enterprise income tax for two years starting from 2007, the year in which it first had positive accumulated earnings, and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. Thereafter, Spreadtrum Shanghai may continue to receive certain preferential enterprise income tax treatment if it qualifies as a high-technology company especially supported by the PRC government. Spreadtrum Technology, as a foreign-invested enterprise, or FIE, incorporated in the Shanghai Waigaoqiao Free Trade Zone, enjoyed a preferential enterprise income tax of 15% in 2007. Under China’s Enterprise Income Tax Law, which came into effect on January 1, 2008, Spreadtrum Technology is no longer entitled to this preferential tax rate, and is therefore subject to a 25% uniform tax rate starting in 2008. Under our current tax structure, this change will increase our effective tax rate in future years. Beijing Spreadtrum has also been subject to PRC income tax at a preferential tax rate of 15% as it is a high-technology company incorporated in the Zhongguancun Hi-Tech Park, and is entitled to exemption from income tax for the first three years from its incorporation date and a 50% tax rate reduction for the succeeding three years, subject to the approval of the tax authority. However, the PRC government authorities could reduce or eliminate these incentives at any time in the future. For more information regarding the Enterprise Income Tax Law and the Administrative Measures for Determination of High-Technology Enterprises, see “Item 5.A. Operating and Financial Review and Prospects—Taxation—PRC Tax.”

Since China joined the World Trade Organization, or WTO, in November 2001, some of its preferential tax treatments have been criticized as not being WTO-compliant. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named “Enterprise Income Tax Law,” which took effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transit to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there can be no assurances that Spreadtrum Shanghai and Beijing Spreadtrum will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified. In addition, under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis. Any increase in our tax rate in the future could have a material adverse effect on our financial condition and results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our non-PRC resident subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. According to the Implementing Rules for the Enterprise Income Tax Law, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Due to the fact that a substantial portion of our management is currently based in the PRC, our Cayman Islands company and Hong Kong subsidiaries may be deemed as resident enterprises in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which will include any dividend income we receive from our non-PRC resident subsidiaries, at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise previously in effect, which specifically exempted withholding tax on any dividends payable to non-PRC investors, the new Enterprise Income Tax Law provides that a withholding tax of 10% will normally be applicable to dividends from earnings generated prior to 2008 payable to non-PRC investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our ordinary shares or ADSs, or the gain you realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. In addition, dividends distributed from our PRC subsidiaries to our Hong Kong companies and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2007, we have not recorded any withholding tax on the retained earnings of our foreign invested enterprises in China.

If we are required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.

We are a holding company incorporated in the Cayman Islands and we conduct substantially all of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among subsidiaries in China. Further, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because a large portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-denominated loans to our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Several of our PRC employees exercised their stock options prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether PRC employees can exercise their stock options granted by overseas private companies, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. Therefore, we cannot predict how such exercises will affect our business or operations. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may affect our results of operations and financial condition.

A recently adopted PRC regulation establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in the value of RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 11.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.

China imposes controls on technology import and export. The term “technology import and export” is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. Spreadtrum Shanghai has licensed, or transferred, certain of its technologies to us, or other third parties outside of China, which license or transfer would constitute technology export under PRC laws. In addition, Spreadtrum Shanghai has entered into licenses with us and other third parties outside of China for certain technologies, which licenses would constitute the import of technology under PRC laws. Spreadtrum Shanghai has not obtained the approval of, or completed the applicable registration with, the relevant PRC governmental authorities for all of its import and export of these technologies.

If Spreadtrum Shanghai is found to be, or has been, in violation of PRC laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. If the PRC government determines that our past import and export of technology were inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and result of operations.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

Under PRC laws, we are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. In the past, we delayed withholding and paying certain amounts of individual income tax for certain of our expatriate employees with respect to their salaries. We have paid such amounts. Although the relevant tax authority has verbally advised us that it will not impose any sanctions on us for the delay in withholding and paying individual income tax, we cannot assure you that the tax authority will not act otherwise, we will not be subject to sanctions imposed on us by the tax authority or other governmental authorities or we will not be subject to other penalties.

In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, due to the difficulty in determining the fair market value of our shares prior to our initial public offering, and based on verbal advice we received from the relevant PRC tax authority, we did not withhold and pay the individual income tax for such exercises until after the closing of our initial public offering. We cannot assure you that the tax authority will not act contrary to its previous advice and impose sanctions on us.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and SARS.

There have been recent reports of outbreaks of avian flu in certain regions of Asia, Europe, the Middle East and Africa. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia (mainly the PRC), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the wireless communications industry;

•	changes in the economic performance or market valuations of other companies in the wireless communications industry;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs is influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price for our ADSs or trading volume to decline.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will provide you with a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy given, substantial opposition exists, or such matter materially and adversely affects the rights of shareholders.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through Spreadtrum Shanghai. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these directors and officers in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in effecting service of process and bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We have had significant deficiencies in our internal control over financial reporting in the past and cannot assure you that additional deficiencies or material weaknesses will not be identified in the future. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the year ending December 31, 2008.

Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to issue an unqualified report if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In conjunction with the audit of our consolidated financial statements as of and for the years ended December 31, 2007, we identified significant deficiencies and control deficiencies involving our internal control over financial reporting. The identified significant deficiencies relate to lack of formal accounting policies and procedures for the accounting and review of non-standard transactions or accounts. Material weaknesses may be identified during the audit process or for other reasons. During the course of the evaluation, documentation and attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with Section 404.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions that could limit the ability of others to acquire control of our company. These provisions could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our new articles include the following provisions that may have the effect of delaying or preventing a change of control of our company:

•

Our board of directors has the authority, without approval by the shareholders, to issue up to a total of 15,000,000 preference shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preference shares, which may be greater than the preferences, powers and other rights of the ordinary shares represented by our ADSs.

•

Our board of directors has the right to elect directors to fill a vacancy created by the increase of the board of directors or the resignation, death or removal of a director, which prevents shareholders from having the sole right to fill vacancies on our board of directors.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to United States holders.

A non-United States corporation will be considered a “passive foreign investment company,” or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents, and, because the calculation of the value of our assets may be based in part on the value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the United States holder.

We do not believe we were a PFIC for the taxable year ended December 31, 2007. Based on the current price of our ADSs, and the composition of our income and assets, we do not expect to be considered a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated as an exempted company under the laws of the Cayman Islands on April 11, 2001. Our legal name is Spreadtrum Communications, Inc. Since our inception, we have conducted our operations principally through our wholly-owned subsidiaries in China and the United States. Our principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-2727. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands, KY1-1104. Our telephone number at this address is +1 (345) 949-8066. We also have branch offices in Beijing and Shenzhen, People’s Republic of China, and subsidiaries in San Diego and Santa Clara, California, United States of America. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 225 W. 34th Street, Suite 910, New York, New York 10122.

We are a holding company and conduct our operations primarily through our indirect wholly-owned PRC subsidiary, Spreadtrum Communications (Shanghai) Co., Ltd., or Spreadtrum Shanghai. Spreadtrum Shanghai is the entity that employs the majority of our employees in China and through which we sell our products to our customers located in the PRC. We have an indirect wholly-owned PRC subsidiary, Spreadtrum Communications Technology (Shanghai) Co., Ltd. (formerly known as Spreadtrum International Trading (Shanghai) Co., Ltd.), or Spreadtrum Technology, through which we primarily sell our products to our customers located outside of China.

In November 2007, we established two wholly-owned Hong Kong subsidiaries, Spreadtrum Hong Kong Limited and Spreadtrum International Limited. In December 2007, we transferred 100% of the equity interest in each of Spreadtrum Shanghai and Spreadtrum Technology to Spreadtrum Hong Kong Limited and Spreadtrum International Limited, respectively. The purpose of changing the shareholder of Spreadtrum Shanghai and Spreadtrum Technology was two-fold: (1) to take advantage of lower dividend withholding taxes under PRC laws that would apply to dividends that are paid by Spreadtrum Shanghai or Spreadtrum Technology to its shareholder in Hong Kong due to the existence of a tax treaty between China and Hong Kong; and (2) to save on taxes that may be payable under new PRC tax laws, which came into effect on January 1, 2008, in the event of any corporate restructuring involving the disposition or transfer of equity interest in either Spreadtrum Shanghai or Spreadtrum Technology to a non-PRC entity.

In December 2007, Spreadtrum Shanghai established Tianjin Spreadtrum Communications Co., Ltd., or Tianjin Spreadtrum, a wholly-owned PRC subsidiary of Spreadtrum Shanghai, through which we intend to participate in Tianjin government projects relating to the research and development of AVS technology.

We also have two wholly-owned subsidiaries in the United States, Spreadtrum Communications Corp., or Spreadtrum California, a California corporation, and Quorum, a Delaware corporation based in San Diego, California. Spreadtrum California employs certain of our personnel in the United States in administration and research and development. We have entered into a development agreement and an administrative and managerial services agreement with Spreadtrum California. We do not conduct any sales through Spreadtrum California. On November 16, 2007, we signed a definitive agreement to acquire Quorum, a fabless semiconductor company that specializes in the design of highly integrated CMOS radio frequency (RF) transceivers, for $55 million in cash (subject to upward adjustment for the amount by which Quorum’s assets exceeded its liabilities as measured in accordance with the definitive agreement) and $15 million in stock, with up to an additional $6 million in cash for performance-based earn-outs expected to be achieved within two years after the close of the transaction. This acquisition was completed on January 15, 2008. We conduct our research and development of RF technology primarily through Quorum.

In addition, as a result of our contractual arrangements with Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd., or Beijing Spreadtrum, a company established under the laws of the PRC, and three of its shareholders, who are PRC nationals, we consolidate Beijing Spreadtrum’s operating results, assets and liabilities into our consolidated financial statements. Beijing Spreadtrum performs research and development for Spreadtrum Shanghai. As a PRC domestic company, Beijing Spreadtrum may be eligible to participate in PRC government research projects that are restricted to PRC domestic companies that are not foreign invested enterprises. The three PRC national shareholders of Beijing Spreadtrum are family members of our co-founders. In May 2008, Spreadtrum Shanghai injected RMB 5 million in Beijing Spreadtrum to increase Beijing Spreadtrum’s registered capital for the purpose of reducing Beijing Spreadtrum’s debt-to-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. In June 2008, Beijing Spreadtrum completed its registration with the applicable local Administration for Industry and Commerce for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Beijing Spreadtrum, and each of the three PRC national shareholders now owns approximately 20.7% of the equity interest in Beijing Spreadtrum.

We have grown significantly since our inception. Our revenue increased from $2.4 million in 2003 to $12.9 million in 2004, $38.3 million in 2005, $107.1 million in 2006 and $145.5 million in 2007. We derive substantially all of our revenue from the sale of baseband semiconductors and turnkey solutions, which include modules and bundled solutions. Our baseband semiconductor revenue has increased from $4.1 million for 2005 to $54.9 million for 2006 and $127.1 million for 2007. As a percentage of revenue, sales of baseband semiconductors were 0.0%, 0.6%, 10.7%, 51.3% and 87.4% in 2003, 2004, 2005, 2006 and 2007, respectively. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006, and we intend to phase out our module business in 2008. Revenue from turnkey solutions as a percentage of revenue decreased from 48.7% in 2006 to 12.6% in 2007 as we focused on our higher margin baseband semiconductors. We expect that sales of our baseband semiconductors in the future will offset any decline in revenue from turnkey solutions. We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million in 2006 and $21.1 million in 2007.

For a discussion of our principal capital expenditures, please see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are a fabless semiconductor company that designs, develops and markets baseband processor solutions for the wireless communications market. We combine our semiconductor design expertise in parallel with our software development capabilities to deliver highly-integrated baseband processors with rich multimedia functionality and power management. We have developed our solutions based on an open development platform, enabling our customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS and TD-SCDMA, an international 3G standard for wireless communications promoted by China. Our solutions also offer a wide array of multimedia capabilities such as TV-out, MP3 digital audio playback, touchscreen, JAVA accelerators, digital camera controllers up to 5 mega-pixels, Motion JPEG, MPEG4, AVS and H.264 digital video playback and 64-channel polyphonic ringtone playback.

As a result of our recent acquisition of Quorum, which was completed in January 2008, we also began to design, develop and market radio frequency transceivers. Our single-chip CMOS multi-mode radio frequency transceiver designs perform across multiple standards, covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA and HSDPA needs, while enabling low power consumption.

In addition, we also design, develop and market a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the internet protocol television, or IPTV, satellite, cable, and terrestrial digital television markets.

Industry Background

Changing Wireless Technology Landscape

The wireless communications market is highly dynamic. Wireless technologies have evolved through successive generations of wireless protocols, driven by the need for more efficient networks with greater bandwidth capacity to enable increased usage of wireless data services by subscribers. Most wireless handsets are currently based on 2G technologies, such as GSM, CDMA and TDMA. 2G networks utilize a relatively low bandwidth which only permits voice and basic data communications. Evolution into 2.5G technologies, such as GPRS/EDGE and CDMA 1x, enables faster wireless data communication that allows wireless handsets to offer slightly more advanced features, such as Internet access and multimedia messaging. 3G networks enable significantly higher data transmission speeds, up to a maximum of 2.0 to 2.5 Mbps compared to a maximum of 144 to 384 Kbps for 2.5G networks, which facilitates an enhanced user experience through advanced applications such as music downloads, interactive mobile gaming and video calls. Current international standards for 3G include WCDMA/UMTS, TD-SCDMA and CDMA2000 1xEV-DO. 3G technologies currently are seeing rapid deployment and adoption throughout the world. Multimedia capabilities also are becoming standard features on today’s handsets, transforming them from pure communication tools to personal computing and entertainment devices. Furthermore, the proliferation of data usage has expanded the number of devices that interact with the wireless network, such as personal computers and laptops.

China’s evolution into 3G is expected to be in large part based on the TD-SCDMA standard. In January 2006, the Ministry of Information Industry approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The TD-SCDMA standard has been developed through the collaboration among China’s wireless network operators and a number of technology providers, including semiconductor, equipment and software companies, and has received tremendous support from the Chinese government. The Chinese government has already initiated and subsidized several rounds of testing of the TD-SCDMA network. In May 2007, the Ministry of Information Industry further expanded the list of approved national 3G technology standards to include WCDMA and CDMA2000 in addition to TD-SCDMA. China Mobile Communications Corporation, or CMCC, commenced commercial trial of TD-SCDMA in April 2008.

In May 2008, China’s Ministry of Industry and Information, National Development and Reform Commission, and Ministry of Finance jointly announced a restructuring plan for China’s telecommunications industry, which aims to promote competition by merging fixed-line and mobile operators. The restructuring plan contemplates the following changes: China Telecommunications, or China Telecom, will acquire the CDMA mobile network from China United Telecommunications, or China Unicom, and also acquire China Satellite Communications, or China Satcom, which offers satellite-based communications services; China Unicom will retain its GSM network and merge with fixed-line operator China Network Communications, or China Netcom; and CMCC will acquire fixed-line operator China Tietong Telecommunications. The government authorities further announced that 3G licenses will be granted once the telecommunications restructuring has been completed. The announcement did not set a timeframe for the completion of the restructuring.

Wireless Baseband Market—Key Component of Wireless Semiconductor Market

The baseband semiconductor is the most critical semiconductor component in the wireless handset. It is commonly referred to as the engine of a wireless handset, equivalent to the central processing unit of a computer. The baseband semiconductor is responsible for encoding and decoding the wireless communications standards, serving as a platform for the handset’s operating system and multimedia applications, managing storage and directing short range connectivity such as Bluetooth traffic.

Baseband semiconductors are increasingly incorporating additional functions, such as multimedia capabilities. Further, baseband semiconductor suppliers have several advantages over other handset component suppliers, including greater control over the selection of integrated complementary functionality. In some cases, baseband semiconductor suppliers can influence the selection of the peripherals that will be supported and included in the handset.

Products

We offer a broad range of integrated baseband processor solutions and radio frequency transceivers for the wireless communications market. In addition, we offer turnkey solutions, which include devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory semiconductors, as well as bundled solutions that can include critical components, including our baseband semiconductor, our radio frequency transceivers, software and third-party components. We also offer a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the IPTV, satellite, cable, and terrestrial digital television markets.

I. Baseband Semiconductors

We have developed a family of baseband semiconductor solutions designed specifically for wireless handsets that support 2G to 3G wireless technology standards, such as GSM, GPRS and TD-SCDMA. Within our family of baseband semiconductors, we offer different models that support various wireless communications standards and incorporate different multimedia feature sets.

As part of our total baseband processor solution, we offer software, such as protocol stacks, user interface, file systems and device driver software, for our open platform that is integrated into our baseband semiconductors. In addition, we have integrated other third-party operating systems and application software, such as text input, Internet browsing, electronic mail, wireless application protocol, Java and multimedia messaging service into our baseband semiconductors. Also, we have developed our own software development tools to assist our customers in developing software applications for our baseband semiconductors.

When requested, we also provide certain customers with reference designs that incorporate our baseband semiconductors. These reference designs comprise a large library of complete, pre-tested, mass manufacturing ready handset designs for specific market segments.

The following table summarizes the key features of our current baseband semiconductor solutions.

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series(1)
SC6600 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6600B	April 2004	• Voice-only low-end handsets	• Integrated Power management
		SC6600D	June 2005	• Value multimedia handsets	• Up to 3 mega-pixel digital still camera
		SC6600M	March 2006	• Mid-range multimedia handsets	• Motion JPEG
		SC6600I	May 2007		• MPEG4
		SC6600R	October 2007		• MP3 and other format music players
		SC6600H	December 2007		• USB1.1
• SD card
• 64-channel polyphonic ringtones
• Voice recording
• Video camera

SC6800 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6800D	October 2006	• Mid-range to high-end multimedia handsets • Smart phones	• Integrated power management
• Up to 5 mega-pixel digital still camera
• TV-out
• MPEG4
• MP3 and other format music players
• USB1.1
• Java
• 64-channel polyphonic ringtones

SC8800 Series of Baseband Semiconductor Solutions	3.5G standard of HSDPA, 3G standard of TD-SCDMA, 2.75G standard of EDGE and 2G/2.5G standards of GSM/GPRS	SC8800D	October 2005	• Value multimedia handsets	• Integrated power management
• Up to 5 mega-pixel digital still camera
• TV-out
		SC8800S	Not yet commercially released	• Mid-range to high-end multimedia handsets	• Streaming video
• Video telephony
• MPEG4
• MP3 and other format music player
• 64-channel polyphonic ringtones
• High-speed HSDPA data transmission rates

(1)	Each of the key features of a particular product series may not be applicable to each of the models included in such product series.

A. 2G and 2.5G Baseband Semiconductors

We offer two series of baseband semiconductor solutions that are designed for wireless handsets supporting the 2G and 2.5G technologies of GSM and GPRS. The SC6600 series of baseband semiconductors was first commercially released in April 2004. All of the models within the SC6600 series perform analog and digital signal processing and integrated power management, while more advanced models incorporate multimedia functionality. Integrated power management efficiently directs power to different components of a wireless handset, which can extend battery life. Additionally, the SC6600 series includes quad-band functionality. Quad-band functionality allows the wireless handset to support all four major GSM frequency bands, including the 850 and 1900 MHz bands that are used in the Americas and the 900 and 1800 MHz bands that are used in most other parts of the world, making it compatible with most major GSM networks worldwide.

The additional key features supported by the SC6600 series are a digital still camera with a resolution of up to 3 mega-pixels, a video camera, USB1.1 devices, Bluetooth connectivity and an SD card. The multimedia functionality of the SC6600 series includes digital audio playback that supports MP3 and other music formats such as AAC and AAC+, Motion JPEG and MPEG4 digital video playback and 64-channel polyphonic ringtone playback.

The models within the SC6600 series are designed for low-end handsets, value multimedia handsets and mid-range multimedia handsets. Value multimedia handsets are handsets that provide limited multimedia functionality such as ringtone playback and MP3 digital audio playback while mid-range multimedia handsets provide a broader set of multimedia functions, including ringtone playback, digital audio playback that supports MP3 and other music formats such as AAC and AAC+ a video camera and a basic digital still camera.

The SC6800 series of baseband semiconductors, which was first commercially released in October 2006, is designed for mid-range to high-end multimedia handsets and smart phones, which incorporate advanced multimedia functionality. In addition to standard baseband functionality and integrated power management, our SC6800 baseband semiconductors support quad-band functionality, a digital still camera with a resolution of up to 5 mega-pixels with digital zooming of up to 16 times, USB devices, Bluetooth connectivity and Java. The SC6800 series also provides TV-out, which enables the display of video images on a television set, and integrates advanced multimedia functionality, which includes digital audio playback that supports MP3 and other music formats such as WMA, AAC and AAC+, MPEG4 digital video playback and 64-channel polyphonic ringtone playback.

B. 3G Baseband Semiconductors

The SC8800 series of baseband semiconductors was first commercially released in October 2005 and is designed for value multimedia and mid-range to high-end multimedia wireless handsets that support TD-SCDMA and GSM/GPRS. The SC8800 baseband semiconductors support dual mode functionality, which enables wireless handsets to support 2G, 2.5G, 2.75G, 3G and 3.5G technologies, and incorporate integrated power management. Additionally, the SC8800 series supports a digital still camera with a resolution of up to 5 mega-pixels and provides TV-out. The SC8800 series incorporates multimedia functionality, which includes streaming video, video telephony, digital audio playback that supports MP3 and other music formats such as WMA, AAC and AAC+ and MPEG4 digital video playback, and 64-channel polyphonic ringtone playback.

C. Turnkey Solutions

We provide turnkey solutions for our customers who want a more complete solution and to decrease the time-to-market for their products. Until the end of 2006, our turnkey solutions primarily included our SM5100 series modules, SP7000 series handset boards, which are devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory semiconductors, and bundled solutions. In 2007, our turnkey solutions primarily included our SM5100 series modules and bundled solutions.

We phased out our SP7000 series handset boards in 2006, and we intend to phase out our SM5100 series modules in 2008. We intend to continue to offer bundled solutions to meet our customers’ needs.

The SM5100 series modules, which were commercially released in April 2003, are GSM/GPRS turnkey solutions that currently incorporate our SC6600 series of baseband semiconductors. The SM5100 series modules have quad-band functionality and incorporate TCP/IP stack access. We have obtained PTCRB certification for the SM5100 series modules. These SM5100 series modules have a relatively slim profile (less than 3 mm) and are designed for wireless data applications. They can be used in a variety of applications, including management and tracking systems, point-of-sale devices, metering and remote monitoring, wireless desktop phones and data modems.

The SP7000 series handset boards, which were introduced in the fourth quarter of 2004, are turnkey solutions in which our baseband semiconductors and third-party wireless handset components are installed on a board, to meet the requirements of customers with less developed in-house capabilities. We developed these products as an initial means to drive market acceptance of our baseband semiconductors.

In addition, we offer bundled solutions to certain customers. We develop reference designs based on our customers’ specifications that integrate critical components, such as our baseband semiconductors, software and third-party components. Since we order a large number of third-party components, we are able to provide these customers with pricing that is more favorable than the pricing they could obtain if they were to order such components on their own.

II. Radio Frequency Transceivers

We offer three series of radio frequency transceivers supporting 2G, 2.5G, 2.75G and 3G technologies. These radio frequency transceivers feature, among other things, ultra low power consumption which is made possible by our integrated radio technology.

Our QS3000 series of radio frequency transceivers is one of the industry’s most highly integrated single-chip radio transceiver for combined 3G HSDPA and GSM-EDGE (HEDGE) applications. Implemented on a single die, this low-power bulk CMOS device supports Quad-Band EDGE and Tri-band WCDMA, including HSDPA. Our QS500 and QS1000 series of radio frequency transceivers are single-chip radio transceivers for GSM/GPRS cellular applications

III. Multimedia Solutions

We offer multimedia solutions including AVS/MPEG-2 audio/video decoder semiconductors and a CMMB-based mobile TV demodulator/decoder semiconductor. The SV6111, which was released in September 2007, and the SV6100, which we commenced sampling this year and which is ready for commercial production, support both AVS and MPEG-2 standards, contain key functions designed to support both current and future digital TV set-top boxes and can be applied to IPTV, cable digital television, digital satellite TV and DMB-T transmission standards based products. The SC6600V, released in May 2008, is a demodulator/decoder semiconductor for CMMB-based mobile TV and is also a single chip solution that supports both AVS and H.264 video decoding standards.

Our Technologies

We have extensive experience in designing GSM, GPRS and TD-SCDMA baseband semiconductors with integrated multimedia functionality and have developed expertise in the following areas:

•

Semiconductor Hardware Design. Integrating analog and digital circuits in a single semiconductor is inherently difficult due to noise interference and other problems. We have expertise in designing complicated mixed-signal system-on-chip semiconductors using 0.18-micron, 0.16-micron or 90-nanometer CMOS process technology. Our single-chip baseband semiconductors incorporate a number of functional blocks, such as an ARM-based RISC processor, an analog and digital signal processor and power management unit. This enables us to utilize compact packages that take up less board space in our customers’ handsets, facilitating design efforts and lowering the total cost for those customers.

•

Wireless Software. We have expertise in developing wireless software for baseband processor solutions. We have internally developed our own protocol stack software for our 2G/2.5G baseband semiconductors, user interface software, file systems and device driver software, capabilities we believe are unique and help differentiate us from our competitors. We have co-developed our protocol stack software for our 3G baseband semiconductors. A protocol stack is software that enables communication by wireless handsets. In addition, we have expertise in porting other third-party operating systems and applications to our open development platform. Also, we have developed certain application software for our baseband processor solutions, such as phonebook software, and simulation tools.

•

Wireless Handset Architecture. We have expertise in developing wireless handset architectures that combine voice, video and data, including advanced multimedia and mobile Internet functionality. In developing our architectures, we define the interfaces and software used by the baseband processor solution, establish the interoperability of peripherals incorporated into the wireless handset to ensure optimized designs, define the power budgets of the baseband semiconductor and the wireless handset. We also develop and maintain roadmaps in various disciplines, including wireless communications standards, video compression techniques, wireless protocol development and wireless handset multimedia. In addition, we have extensive multimedia design experience with TV-out, embedded digital camera controllers for up to 5 mega-pixel resolution, JAVA accelerator, digital audio playback standards, such as MP3, AAC and AAC+, digital video playback standards, such as Motion JPEG, MPEG4, AVS and H.264 and 64-channel polyphonic ringtones.

Through our acquisition of Quorum in January 2008 and internally developed expertise, we have radio frequency (RF) technology in advanced CMOS-based, single-chip, multi-mode RF transceivers offering high performance with low power dissipation, small footprint size and high integration for multiple markets. Our RF expertise has enabled us to generate chips covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA and HSDPA transmission standards. Combined with our baseband and software technology, we have unique technology expertise that ranges from the RF level to baseband and from physical layer software to protocol and applications.

We also have expertise in developing and marketing a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market. This expertise enabled the industry’s first single-chip demodulator/decoder semiconductor for CMMB-based mobile television that can work as either a stand-alone solution or in conjuncture with a host processor. We also have expertise in H.264 and AVS audio/video decoder processor solutions for the IPTV, satellite, cable, and terrestrial digital television markets.

Customers

We currently sell our products directly to brand manufacturers, IDHs and ODMs, many of whom are primarily located in China, Hong Kong and Macau. Our customers integrate our products into their wireless products. Brand manufacturers develop wireless handsets or desktop phones under their own brand name. IDHs design wireless handsets for brand manufacturers, and, in some cases, coordinate testing and assembly services of those wireless handsets for those brand manufacturers. ODMs provide end-to-end wireless handset design and system integration services to their customers.

We ship our products to and receive payments directly from our IDH and ODM customers. As a result, we do not always have the ability to confirm directly with brand manufacturers who purchase wireless handsets from our IDH and ODM customers that our baseband semiconductors are incorporated into their wireless handsets. However, we believe our IDH and ODM customers sell their wireless handsets that incorporate our baseband semiconductors to many of the leading PRC wireless handset brands.

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	2005	2006	2007
	(in thousands)
Revenue distribution:
Mainland China, excluding Hong Kong and Macau	$36,110,407	$73,333,960	$74,131,841
Hong Kong and Macau	1,989,910	33,452,186	70,771,156
Others	168,883	288,599	563,465

Total net revenue	$38,269,200	$107,074,745	$145,466,462

The following table summarizes information regarding the categories of activities from which we derived revenues for the periods indicated:

	Years ended December 31,
	2005	2006	2007
	(in thousands)
Revenue distribution:
Baseband semiconductors	$4,081,534	$54,937,037	$127,079,025
Turnkey solutions	34,187,666	52,137,708	18,387,437

Total net revenue	$38,269,200	$107,074,745	$145,466,462

For 2006, one customer accounted for 14.5% of our revenue, and no other single customer accounted for 10.0% or more of our revenue. For 2007, two customers each accounted for more than 10.0% of our revenue: 37.1% and 10.6% respectively. As our business expands, we expect our overall customer composition as well as the identity and concentration of our top customers to change from period to period.

We do not have long-term purchase commitments from our customers and our sales are made primarily pursuant to standard individual purchase orders. Before we accept a customer’s order, we often require that our customer agree to pay the total purchase price prior to our shipment of our products to the customer. However, we also accept payments through letters of credit, generally with terms of 30 to 60 days, or bank drafts to attract and retain large customers, a trend that we expect to continue. We also extend credits to certain preferred customers. We do not maintain product liability insurance against warranty claims, and a successful warranty or indemnification claim could require us to pay substantial damages.

Based upon discussions with our customers with respect to anticipated purchase orders, we prepare monthly rolling forecasts in order to place orders to manufacture our products and maintain sufficient levels of inventory.

Sales and Marketing

We sell our products through our direct sales force in China, which consists of sales managers who are divided into teams to support major accounts in Northern China, Southern China and turnkey solutions sales. Our trained field applications engineers assist our customers in designing, testing and qualifying their products that incorporate our products. Our field applications engineers are deployed such that our customers have localized support. As of December 31, 2007, we employed 44 field application engineers.

Our sales cycle typically begins with the receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. The length of our sales cycles varies substantially, typically from four months to nine months, and depends on a number of factors, including the technical capabilities of our customer, the customer’s need for customization and the customer’s auditing and qualification process.

The baseband semiconductor industry generally is affected by seasonality. As our sales of baseband semiconductors increase relative to turnkey solutions and as we gain market share for our baseband semiconductors, we expect to experience more seasonality. Our customers tend to increase their orders of our products (i) during the second quarter in anticipation of China’s Labor Day holiday, which takes place during the first week of May, (ii) during the third quarter in anticipation of China’s National Day holiday, which takes place in early October, and (iii) during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Because of our limited operating history, the above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

For our wireless handset brand manufacturer customers, the sales cycle typically takes from five to nine months depending on whether our customer begins with our reference design or our open platform. Customers that begin with our reference designs are able to develop their wireless handset quicker and place an order in a shorter amount of time than a customer that begins with our open platform. A customer that begins with our open platform usually is designing a handset that incorporates more features and functionality and, therefore, is required to invest greater engineering resources to complete and qualify the handset design. Such a customer requires greater engineering support throughout the design and qualification cycle. Accordingly, the sales cycle for those customers is longer.

For our IDH customers using our reference designs, the sales cycle typically takes up to four months. Our IDH customers are skilled at designing handsets for their customers and complete the handset designs relatively quickly. For ODM customers, the sales cycle typically takes up to six months. Our ODM customers are skilled and experienced in designing handsets, but these handsets usually do not include as many features and functions as the handsets that are developed by brand manufacturers.

We intend to expand our sales and marketing staff to create a major account sales team focused on leading international brand manufacturers, and develop product sales teams organized along specific product lines. In addition, we are building a distribution network by actively qualifying distributors.

We engage in marketing activities, such as advertising in industry publications, participating in promotional activities with our brand manufacturer customers, attending trade shows, conferences and exhibitions, holding technical seminars, including the Spreadtrum Technology Forum, to promote our products, and developing PRC university research programs and courses that utilize our products. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

Manufacturing

As a fabless semiconductor company, we do not own or operate wafer fabrication or assembly and testing facilities. Instead, we develop our proprietary designs and provide them to a third-party foundry to produce silicon wafers for our semiconductors. By utilizing a third-party foundry to produce silicon wafers for our semiconductors and outsourcing our assembly and testing requirements, we are able to focus more of our resources on product design and software development, and eliminate the high cost of building and operating advanced semiconductor fabrication, assembly and testing facilities. All of our current semiconductors are developed and manufactured with 0.18-micron, 0.16-micron, 90-nanometer and 65-nanometer CMOS process technology.

We have outsourced all of our wafer production to foundries, most of which has been outsourced to TSMC, the world’s largest foundry and our primary foundry service provider since our inception. Our in-house engineering staff designs our products with standard cells from foundries, and provides the designs to foundries for manufacturing. We periodically work with foundries to review pricing, capacity, cycle time and other terms, and we work closely with foundries in order to achieve high manufacturing yields during the wafer fabrication process, which is an important aspect of our cost-reduction efforts. However, we do not have a guaranteed level of production capacity with foundries. By relying upon TSMC for most of our wafer fabrication needs, we face risks associated with TSMC such as lack of manufacturing capacity, limited control of delivery schedules, quality assurance, productions costs and manufacturing yields. We cannot assure that our business will not be affected by any of these risks.

Once our semiconductors have been manufactured, we have them packaged and tested. We have developed our own automatic testing program for semiconductors and outsource all of our assembly and testing requirements to ASE, SPIL and other sub-contractors. While we attempt to minimize the risks in capacity constraint, disaster recovery, and financial difficulties by commissioning most of our assembly and testing requirements to ASE and SPIL, which are two industry leaders in providing assembly and testing service, we cannot be certain that our business will not be affected by any of these risks. We use standard, readily available packages for all of our products.

We focus on product quality through all stages of the design and manufacturing process. Our designs are subject to extensive circuit simulation before being committed to test manufacturing. In an effort to control production cost, we commit a new product to volume production only after semiconductors are successfully sampled.

Intellectual Property

We design substantially all of our baseband semiconductors in-house and rely on a combination of patents, trademarks, employee and third-party nondisclosure agreements to protect our intellectual property. As of May 31, 2008, we owned 35 patents and had 289 pending patent applications in China, we owned 17 patents and had 41 pending patent applications in the United States and we had 7 pending patent applications in Europe and 5 pending PCT patent applications. We also acquired co-ownership of 17 patents and 14 pending patent applications in China. Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA, HSDPA, HSUPA, WCDMA and GSM/GPRS technologies, and radio frequency transceivers.

Quality Assurance

We qualify foundries and assembly and testing service providers through a series of industry standard functionality and reliability tests, as well as an audit and an analysis of their quality assurance system and, in the case of the foundry, its manufacturing capabilities and CMOS process technology roadmap. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from our foundry and assembly and testing service provider. We closely monitor foundry production for consistent quality and reliability.

Our semiconductors are integrated into wireless handsets that operate within mobile operators’ networks. Before a wireless handset vendor can release a wireless handset into production, it must subject the wireless handset to rigorous field testing and obtain a certification that the wireless handset meets certain quality and interoperability standards. For example, GSM wireless handsets must obtain FTA certification. Accordingly, our semiconductors undergo rigorous field testing in mobile operators’ networks and certification prior to being designed into a wireless handset. We have field tested our semiconductors in operating wireless handsets within mobile operators’ networks pursuant to comprehensive test cases that we have developed. We also subject our semiconductors to a battery of tests, including protocol stacks and interoperability testing, in order to obtain certification. We have obtained PTCRB FTA certification for our 2.5G baseband chipset and GCF FTA certification and PRC type approval, also known as Network Access Licenses issued by China’s Ministry of Information Industry, or MII, for our 3G baseband semiconductors.

Competition

The baseband semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We currently sell a substantial portion of our products to brand manufacturers, IDHs and ODMs, and we primarily compete in China with baseband processor solutions providers, such as Infineon, MediaTek, NXP and Texas Instruments. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom and Freescale.

The most significant factors that affect our competitiveness are:

•	our ability to provide a total systems solution approach;

•	our ability to offer an open development platform;

•	our ability to rapidly introduce new products to market that support the features that our customers demand;

•	the integrated functionality, performance and cost effectiveness of our products relative to those of our competitors’ products;

•	our product roadmap that meets industry trends and requirements;

•	the wireless standards that our products support;

•	the quality and reliability of our products;

•	our ability to deliver products in required volumes, on a timely basis and at a competitive price; and

•	our customer support capabilities, which include technical support.

Many of our existing and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We cannot assure you that we will be able to compete successfully against our current or future competitors.

Regulation

The semiconductor industry in China is subject to substantial regulation. This section summarizes the material effects of PRC regulations on our business in China.

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the General Office of the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning ICDEs.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to the Regulations on Administration of the Accreditation of Integrated Circuit Design Enterprises and Products jointly issued by the MII, and the State Administration of Taxation, or SAT, on March 7, 2002 and the Notice Concerning Adjustment of Accreditation Organization and Administration Manner of Integrated Circuit Design Enterprises and Products jointly issued by the MII and the SAT on June 30, 2004, in order to obtain accreditation, an ICDE must:

•	be a legally established enterprise whose principal business is semiconductor design;

•	possess adequate production and quality assurance capabilities; and

•	generate more than 30% of its total annual revenue from the self-design of semiconductor products and integrated circuit design services.

The MII is the authorized examination and approval administration for accreditation of ICDEs and has designated the China Semiconductor Industry Association and two other agencies to conduct the accreditation of ICDEs.

We conduct our integrated circuit design in China through Spreadtrum Shanghai, which was accredited as an ICDE by the Shanghai Information Office in 2001 and has passed the annual review of such accreditation for 2005, 2006 and 2007 and, therefore, is eligible for preferential tax treatment under PRC laws relating to ICDEs as briefly described below.

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on November 30, 2004, foreign investment in integrated circuit design is encouraged and may be eligible for certain types of preferential treatment.

Preferential Taxation Policies

Under the IC Policies, ICDEs are treated as software enterprises for purposes of tax treatment.

Exemption of Customs Duties and Import-related Value-added Tax. Under the IC Policies, an ICDE does not need to pay customs duty or import-related value-added tax, or VAT, on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment. The exemptions from customs duty and import-related VAT do not apply to equipment, technology and parts that are listed on the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions. Spreadtrum Shanghai has in the past applied for and successfully obtained exemptions from customs duty and import-related VAT and will continue to apply for such exemptions in accordance with relevant regulations in the future.

An ICDE may have semiconductors, which are designed by the ICDE itself with independent intellectual property rights, manufactured or processed overseas if such semiconductors could not be manufactured in China. From July 1, 2000 to October 1, 2004, a portion of the importation VAT related to such semiconductors may be refunded to the ICDE. Pursuant to a notice jointly issued by the Ministry of Finance and the SAT on August 31, 2004, effective October 1, 2004, the import-linked VAT levied on these semiconductors shall be set at 17%. Spreadtrum Shanghai is subject to the 17% import-linked VAT for semiconductors processed overseas and imported into China.

Enterprise Income Tax. As a software enterprise, an accredited ICDE is entitled to take advantage of the preferential policies for enterprise income tax. From the year in which an ICDE first has positive accumulated earnings, the ICDE is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. Spreadtrum Shanghai has been accredited as an ICDE and is entitled to such tax preferential treatment.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which took effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, tax rate of such enterprises may gradually transit to the uniform tax rate within such transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the

State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law, i.e., 2008. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies.

For the potential effects of the new tax law on preferential tax treatment, see “Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in tax laws could have a material adverse effect on our results of operations.”

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•

the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985, as amended, and the Implementing Regulations issued by the State Council on June 15, 2001, effective July 1, 2001, as amended;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•

the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001, and the Implementing Rules issued by the State Intellectual Property Office on September 8, 2001, effective October 1, 2001;

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of ICs, of which China was among the first signatory states in 1990;

•

the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991, as amended; and

•	the Regulations on the Protection of Computer Software, issued by the State Council on December 20, 2001, effective January 1, 2002.

We have adopted a combination of patent, trademarks, copyright, employee and third-party nondisclosure agreements to protect our intellectual property in China. As of May 31, 2008, we owned 35 patents and had 289 pending patent applications in China. We acquired co-ownership of 17 patents and 14 pending patent applications in China.

Protection of Integrated Circuit Layout Design

Under the Layout Design Regulations, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies whom are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office of the PRC.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office of the PRC decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

We may register any layout design that we may have in the future.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent; and (ii) the company has been unsuccessful in obtaining a license from the holder of the rights within a reasonable period of time despite good faith attempts to obtain the license. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that counter anti-competitive actions, as determined by judicial or administrative procedures.

Under the Layout Design Regulations, the Intellectual Property Administration Department of the State Counsel may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, which requires remedy, as determined by a court or the Department of Supervision and Inspection against Unfair Competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or the Department of Supervision and Inspection against Unfair Competition.

Our PRC patents and the layout designs may be subject to the compulsory license in accordance with the relevant regulations.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE or its competent local branches.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Development and Reform Commission, or their respective competent local branches.

Spreadtrum Shanghai, Spreadtrum Technology, Tianjin Spreadtrum and Beijing Spreadtrum are required to handle their respective foreign exchange matters in accordance with the applicable regulations.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. Remitting dividends by a wholly foreign-owned enterprise out of China shall be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Dividend distribution of Spreadtrum Shanghai and Spreadtrum Technology is subject to the requirements as discussed above.

SAFE Regulations on Mergers and Acquisitions and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 23, 2005, SAFE issued a new public notice which became effective on November 1, 2005. The new notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The new notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule was promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options became subject to the Stock Option Rule commencing from the date on which we became an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the General Administration of Taxation recently has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

New Mergers and Acquisitions Rules

On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the New M&A Rules, which came into effect on September 8, 2006.

Under the New M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the Ministry of Commerce or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the Ministry of Commerce, and the share swap would not be approved unless such foreign investor is a listed company or an offshore SPV. As defined in the New M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.

Under the New M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the New M&A Rules are subject to CSRC approval.

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, foreign-invested enterprises are subject to land use tax, levied on a yearly basis. Such regulations authorize provincial governments to enact local implementing rules, but the Shanghai government has not issued Shanghai local implementing rules yet. As such, since January 1, 2007, Spreadtrum Shanghai is subject to, and will be levied, land use tax.

PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export Technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology, which does not fall into the above two catalogues, can be imported or exported upon the registration with competent commercial administration authority. Spreadtrum Shanghai has licensed, or transferred, certain of its technologies to us, or other third parties outside of China, which licenses or transfer would constitute technology export under PRC laws. In addition, Spreadtrum Shanghai has entered into license agreements with us, or other third parties outside of China, which license agreements would constitute the import of technology under PRC laws. Spreadtrum Shanghai has not obtained the approval of, or completed the applicable registration with, the relevant PRC governmental authorities for all of its import and export of these technologies, and may be subject to certain risks.

C.	Organizational Structure

We are a holding company incorporated in the Cayman Islands. The chart below sets forth our significant operating subsidiaries or affiliates, including their jurisdictions and dates of incorporation or establishment, our ownership interest in each subsidiary or affiliate, and their principal activities:

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Spreadtrum Communications Corp.	California, USA April 17, 2001	100% (direct)	Administrative and research and development activities
Spreadtrum Communications (Shanghai) Co., Ltd.	PRC July 18, 2001	100% (indirect)	Research and development, marketing, finance and administrative activities
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.(1)	PRC March 30, 2005	37.9% (indirect)	Research and development and administrative activities
Spreadtrum Communications Technology (Shanghai) Co., Ltd.	PRC November 16, 2005	100% (indirect)	Administrative and sales activities
Spreadtrum Hong Kong Limited	Hong Kong November 29, 2007	100% (direct)	Holding company
Spreadtrum International Limited	Hong Kong November 29, 2007	100% (direct)	Holding company
Quorum Systems, Inc.	Delaware, USA March 4, 2003; became a subsidiary of the Company on January 15, 2008	100% (direct)	Research and development, sales and administrative activities

(1)	Beijing Spreadtrum performs research and development for Spreadtrum Shanghai. As a PRC domestic company, Beijing Spreadtrum may be eligible to participate in PRC government research projects that are restricted to PRC domestic companies that are not foreign invested enterprises. Three of the shareholders of Beijing Spreadtrum are PRC nationals who are family members of our co-founders. As a result of our contractual arrangements with Beijing Spreadtrum and the three PRC national shareholders, we consolidate Beijing Spreadtrum’s operating results, assets and liabilities into our consolidated financial statements because we are considered the primary beneficiary under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities,” or FIN46R, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) into Beijing Spreadtrum to increase Beijing Spreadtrum’s registered capital for the purpose of reducing Beijing Spreadtrum’s debt-to-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. In June 2008, Beijing Spreadtrum completed its registration with the applicable local Administration for Industry and Commerce for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Beijing Spreadtrum, and each of the three PRC national shareholders now owns approximately 20.7% of the equity interest in Beijing Spreadtrum.

D.	Property, Plants and Equipment

Our principal offices are located on premises comprising approximately 12,814 square meters in Shanghai, China. On December 26, 2006, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, entered into a contract to purchase the office building where our principal offices are located. We have obtained the related ownership certificate for the office building where our principal offices are located. On January 31, 2007, Spreadtrum Shanghai entered into a contract to purchase the land use rights to a parcel of undeveloped land adjacent to our principal offices that comprises approximately 23,000 square meters. We have paid in full the aggregate purchase price of RMB 46.5 million (approximately $6.4 million) for such land use rights and are currently in the process of applying for the land use rights certificate. We plan to construct an office building on this property and plan to fund the bulk of our construction expenditures from our existing cash or cash flow from our operations. We do not yet have an estimate of the amount of anticipated expenditures for our new office building. We anticipate completing construction of our new office building in 2010. We intend to use the land and any buildings developed on such land for the operations of our company. We also have leased offices in Beijing and Shenzhen, China and Santa Clara and San Diego, California, United States of America. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
Spreadtrum Center, Building 1 Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Own	12,814	Administration; research and development; sales.

Spreadtrum Center, Building 2, 3rd Floor Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Lease	1,492	Research and development; sales; marketing; customer services.

Room 516, Building A Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	879	Administration; research and development; sales; government relations.

Room 1201, Building B Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	640	Administration; research and development; sales; government relations.

101, 1F, Beida Jade Bird Building, South Area Hi- Tech Industrial Park, Shenzhen 518057, China	Lease	450	Research and development; customer support.

2901 Tasman Drive, Suite 206 Santa Clara, California 95054 United States of America	Lease	436	Administration; research and development.

5960 Cornerstone Court, Suite 200 San Diego, California 92121 United States of America	Lease	1301	Administration; research and development.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the company’s consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Annual Report on Form 20-F as well as Item 3.A “Key Information—Selected Consolidated Financial Data”. The company undertakes no obligation to update publicly any forward-looking statements in this Annual Report on Form 20-F.

A.	Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets baseband and radio frequency processor solutions for the wireless communications market. Our baseband processor solutions include several series of baseband semiconductors to meet the demands of various market segments. Our SC6600 and SC6800 series of baseband semiconductors are designed for wireless handsets and other devices that support GSM/GPRS. Our SC8800 series of baseband semiconductors are designed for wireless handsets that support TD-SCDMA/GSM/GPRS. Until the end of 2006, our turnkey solutions primarily included our SM5100 series modules and SP7000 series handset boards, which are devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory chips, and bundled solutions, which are reference designs we develop based on our customers’ specifications that integrate critical components, such as our baseband semiconductors, software and third-party components. In 2007, our turnkey solutions primarily included our SM5100 series modules and bundled solutions. In addition, we design, develop and market a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the IPTV, satellite, cable, and terrestrial digital television markets.

Revenue

Since we began to ship our baseband semiconductors in volume in the third quarter of 2005, revenue from our baseband semiconductors has increased substantially, both in absolute dollar terms and as a percentage of total revenue. Our shipments of baseband semiconductors increased from approximately 549,000 units in 2005, to approximately 8.8 million units in 2006 and approximately 26.0 million units in 2007. We expect this growth to continue, but not at the same pace, as we continue to expand our baseband semiconductor offerings. Our turnkey solutions revenue historically has included revenue from sales of our SP7000 series handset boards, our SM5100 series modules and bundled solutions that include third-party components, software and engineering services as well as royalties. We phased out our SP7000 series handset board business by the end of 2006 and expect to phase out our SM5100 series modules in 2008. We do not intend to offer handset boards and modules after their phase-out, but will continue to offer bundled solutions to meet our customers’ demands as we deem necessary. Our bundled solutions accounted for 9.1% of our total revenue in 2006 and 3.0% of our total revenue in 2007.

Cost of Revenue

Our cost of revenue primarily consists of costs associated with the outsourcing of the manufacturing of our products, including the fabrication, assembly and testing of our semiconductors, the production of our turnkey solutions, the in-bound shipment of our products, the salary and other related compensation costs attributable to operations and procurement, personnel, warranties, royalty payments and the procurement of third-party components and other materials that are bundled into our products. Our relationships with third-party foundry and assembly and testing companies do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs related to wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market and available capacity. Our cost of revenue also includes share-based compensation expense.

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general and administrative expenses, each of which includes share-based compensation expense.

Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, expenses associated with prototype masks, lease payments associated with space allocated to research and development personnel, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and share-based compensation expense. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were RMB13.5 million (approximately $1.6 million), RMB10.3 million (approximately $1.3 million) and RMB4.3 million (approximately $587,000) in 2005, 2006 and 2007, respectively. For the years ended December 31, 2005, 2006 and 2007, $1.2 million, $950,000 and $859,000 were recorded as offsets to research and development expenses incurred, respectively. As of December 31, 2007, we had total unused subsidies of $480,000, which we anticipate will be applied to offset future research and development expenses. There can be no assurances that we will receive any subsidies in the future. We expect that our total research and development expenses will increase as we continue to develop new baseband or other semiconductors.

Selling, General and Administrative Expenses. Selling expenses consist primarily of salaries, bonuses and benefits for sales and marketing, field application engineering and customer support personnel, travel and other expenses related to sales and marketing activities, product promotion sample costs, expenses related to public relations activities, such as attendance at conferences and media relations events, and share-based compensation expense. We expect that our total selling expenses will increase as we hire additional sales and marketing personnel, expand our sales and marketing network in China and globally, and engage in additional marketing and promotional activities. General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, travel, lease and other expenses for general administrative functions, share-based compensation expense as well as costs for outside professional services, including legal, tax and accounting services. We expect that our general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business.

Share-based Compensation Expense. Prior to our initial public offering, we typically granted options at exercise prices equal to or less than the assessed fair market values of the ordinary shares underlying the options. Prior to 2006, we accounted for share-based compensation for employee options using the intrinsic value method by recording a compensation charge equal to the excess of the fair market value of the underlying ordinary shares at the grant date over the exercise price of the option. Accordingly, no compensation was recorded for employee options granted with exercise prices higher than or equal to the fair value of the underlying ordinary shares at the date of grant.

In December 2004, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 123 (revised 2004), also known as SFAS No. 123(R), “Share-Based Payments,” which is effective for fiscal years beginning after December 15, 2005. SFAS No. 123(R) requires that companies measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award instead of using the intrinsic value method. As a result, in 2006, we began to account for share-based compensation for employee options by recording a share-based compensation expense based on the estimated fair value of the options on the date of grant using the Black-Scholes option pricing model.

In accordance with the provisions of SFAS No. 123(R) and EITF Issue No. 96-18, we record share-based compensation expense for options issued to non-employees based on the fair value of the options as estimated on the date of grant using the Black-Scholes option pricing model. For both our employees and non-employees, we amortize share-based compensation expense over the corresponding vesting periods, which are typically four years.

We recorded share-based compensation expense of $551,000, $2.2 million and $5.8 million in 2005, 2006 and 2007, respectively. Our share-based compensation expense is included in our operating expenses as well as cost of revenue. As of December 31, 2007, we had $13.9 million of unamortized deferred share-based compensation expense.

Taxation

Cayman Islands Tax

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC Tax

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Until December 31, 2007, we were taxed in accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules. Under the Foreign Enterprise Income Tax Law, FIEs incorporated in the PRC were generally subject to an enterprise income tax rate of 33%. In addition, PRC domestic companies were governed by the “Enterprise Income Tax Tentative Regulations” and were also generally subject to an enterprise income tax rate of 33%. The Foreign Enterprise Income Tax Law and the related implementing rules provided certain favorable tax treatments to FIEs which qualify as high-technology companies and are registered and operate in specified high-tech zones in the PRC. In accordance with the “Regulations of Shanghai Waigaoqiao Free Trade Zone” issued by the Standing Committee of Shanghai People’s Congress, a company incorporated in the Shanghai Waigaoqiao Free Trade Zone is subject to the deferment of any tariff and import tax for products and goods transferred out of the PRC from the Shanghai Waigaoqiao Free Trade Zone. Also, such a company is subject to an enterprise income tax rate of 15% in 2007. Additionally, on June 24, 2000, the General Office of the State Council of the PRC promulgated the “Several Policies to Encourage the Development of the Software and Integrated Circuit Industry,” or the IC Policies. The IC Policies set forth, among other things, certain preferential tax treatments for ICDEs.

On March 16, 2007, the National People’s Congress, the PRC legislature, approved the “Enterprise Income Tax Law,” and on December 6 and 26, 2008, respectively, the State Council promulgated the Implementing Rules for the Enterprise Income Tax Law and the Notice of the State Council on Implementation of Transitional Preferential Treatment of Enterprise Income Tax, or the Implementing Rules. Both the Enterprise Income Tax Law and its Implementing Rules came into effect on January 1, 2008. Under the Enterprise Income Tax Law, FIEs and domestic companies are generally subject to a uniform income tax rate of 25%. The Enterprise Income Tax Law provides a five-year transition period starting from January 1, 2008 for enterprises which were established before March 16, 2007 and which were entitled to preferential tax rates under then effective tax laws or regulations. Specifically, enterprises with reduced tax rates at 15% will continue to enjoy reduced tax rates, which would be increased gradually to a tax rate of 25% over a period of five years from January 1, 2008, and enterprises with fixed-term tax holidays will continue to benefit from their tax holidays until the holidays expire, subject to certain phase-out rules. While the Enterprise Income Tax Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment will continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported especially by the PRC government. According to the Enterprise Income Tax Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

Based upon the currently available regulations regarding qualification as a high-technology company under the Enterprise Income Tax Law, we believe that Spreadtrum Shanghai, an FIE registered and operating in a high-technology zone of Shanghai Zhangjiang Hi-Tech Park, will meet the qualification requirements. However, we have not yet started the application process with the competent government authority for confirmation of Spreadtrum Shanghai’s status as a high-technology company. On the other hand, we have received government approval that, under the Enterprise Income Tax Law, Spreadtrum Shanghai will continue to be entitled to a five-year tax holiday, pursuant to which Spreadtrum Shanghai is exempted from paying the enterprise income tax for two years starting from 2007, the year in which it first had positive accumulated earnings. After the two-year exemption period, Spreadtrum Shanghai is entitled to a 50% reduction in enterprise income taxes for the succeeding three years in 2009, 2010 and 2011. After the expiration of the tax holiday, a preferential enterprise income tax rate of 15% would apply for so long as Spreadtrum Shanghai continues to operate in a high-technology zone and maintains high-technology status.

On April 14, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation jointly promulgated the Administrative Measures for Determination of High-Technology Enterprises which became effective on January 1, 2008. According to these measures, the provincial authorities in charge of science and technology, finance and taxation will jointly set up a verification authority to verify and approve high-technology enterprises. High-technology enterprises verified and approved by the verification authority will enjoy a preferential enterprise income tax rate of 15% under the Enterprise Income Tax Law and its implementing rules. The valid term of a High-Technology Enterprise Certificate will only be three years and high-technology enterprises will need to be examined each three years to maintain their status. The previous regulations regarding verification of high-technology enterprises expired upon the effectiveness of these new measures. Although Spreadtrum Shanghai has been qualified as a high-technology enterprise according to previous regulations, it still needs to apply for high-technology enterprise qualification according to the new measures to enjoy preferential tax treatment. If Spreadtrum Shanghai can be qualified as a high-technology enterprise in accordance with the new measures and can maintain its status, a preferential enterprise income tax rate of 15% would apply after the expiration of the five year tax holiday.

Under these new measures, to qualify as a high-technology company for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	ownership of the intellectual property in respect of its core technologies;

•	products or services researched and developed by the company falling into the high-technology category promulgated by the PRC government;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees;

•	a minimum level of research and development expenses as a percentage of total revenue; and

•	level of management and research, capacity for transferring technology, amount of intellectual property, and growth of sales and assets each complying with certain criteria.

To qualify as an ICDE for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the main business being that of integrated circuit design;

•	possessing necessary operation sites, facilities and personnel for integrated circuit design business;

•	possessing the capacity to maintain product quality; and

•	a minimum level of revenue generated from integrated circuit design as a percentage of total revenue.

Spreadtrum Shanghai’s status as an ICDE is subject to an annual examination. Spreadtrum Shanghai must also apply for the High-Technology Enterprise Certificate, and such status will be reassessed every three years. If the PRC central government or applicable local governments determine that Spreadtrum Shanghai is not a high-technology company or an ICDE or if the tax incentive for high-technology companies or ICDEs is terminated by the PRC government, then our effective enterprise income tax rate would increase as a result. Beijing Spreadtrum, a PRC limited liability company and a high-technology company incorporated in the Zhongguancun

Hi-Tech Park, is subject to PRC income tax at a preferential rate of 15%, and is entitled to exemption from income tax for the first three years from its incorporation date and a 50% tax rate reduction for the succeeding three years, subject to the approval of the tax authority. However, there can be no assurances that Spreadtrum Shanghai and Beijing Spreadtrum will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from a preferential tax rate. It is also uncertain whether and how the tax rate of Spreadtrum Shanghai and Beijing Spreadtrum will change under the new Enterprise Income Tax Law, which may cause our effective tax rate to increase, unless we are otherwise eligible for preferential treatment. The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in the tax laws could have a material adverse effect on our results of operations.”

Spreadtrum Technology, as an FIE incorporated in the Shanghai Waigaoqiao Free Trade Zone, may defer any tariff and import tax for products and goods transferred between the Shanghai Waigaoqiao Free Trade Zone and outside the PRC. In addition, subject to examination and approval of relevant evidence or documents by competent tax authorities, Spreadtrum Technology is entitled to refunds, at a certain percentage as promulgated by the PRC government, of the value-added tax paid by it for the goods and products that it purchases from Chinese domestic non-bonded areas and then sells outside the PRC, so long as (i) such goods and products fall into the VAT-refund goods categories as promulgated by the PRC government, and (ii) Spreadtrum Technology maintains its qualification as a Foreign Trade Operator. Moreover, prior to the effective date of the new Enterprise Income Tax Law, Spreadtrum Technology enjoyed a preferential enterprise income tax rate of 15% in 2007. Under the new Enterprise Income Tax Law, Spreadtrum Technology is not entitled to any preferential tax treatment and is subject to a 25% income tax rate starting from January 1, 2008. This would increase our effective tax rate under the current tax structure.

If Spreadtrum Shanghai, Beijing Spreadtrum or Spreadtrum Technology ceases to qualify for their current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration of the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by Spreadtrum Shanghai, Spreadtrum Technology and Beijing Spreadtrum in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, Spreadtrum Shanghai, Spreadtrum Technology and Beijing Spreadtrum, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income.

The recently enacted Enterprise Income Tax Law and the Implementing Rules also provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that substantially all of our management is currently based in the PRC, our Cayman Islands company and Hong Kong companies may be deemed as resident enterprises in the PRC. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Under such circumstances, dividends distributed from our PRC subsidiaries to our Hong Kong companies and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our US company to our Cayman Islands company and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Value-added Tax. Value-added tax is imposed on sales or imports of goods and on the provision of processing, repair or replacement labor services. A 17% value-added tax applies to integrated circuit products sold to PRC domestic customers.

Business Tax. Revenue generated from services provided by Spreadtrum Shanghai, Spreadtrum Technology and Beijing Spreadtrum, including from technical, consulting and other services and royalties, are subject to a 5% PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to government approval. The company has been successful in obtaining refunds for services revenue in the past.

Land-Use Tax. Under the newly revised PRC Land Use Tax Tentative Regulations, beginning January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis.

Individual Income Tax. Under the PRC regulations, any foreign individual who has worked over 183 days in the PRC in any given calendar year is required to pay individual income tax on their income. It is our responsibility to pay, on behalf of our expatriate employees, their individual income tax to the local tax authority. We account for the individual income tax as part of employee compensation with the corresponding liability properly recorded in our books. As of December 31, 2006, we had recorded an accrued liability of $3.2 million for such individual income tax, which we subsequently paid off in June 2007. We have timely paid the individual income tax related to our expatriate employees’ income in 2007.

United States Tax

Spreadtrum California is subject to United States federal and state income taxes, which are currently approximately at the rates of 34.0% and 8.84%, respectively. The state income tax is deductible for United States federal income tax purposes and the combined United States federal and state income tax rate is approximately 40%.

Variable Interest Entity

Beijing Spreadtrum is approximately 37.9% owned by Spreadtrum Shanghai and 20.7% owned by each of three PRC nationals, Shujun Zhang, Dichen Li and Yuer Zhang, some of whom are family members of our executive officers. Bin Lu, our former Senior Vice President of Engineering, is the legal representative of Beijing Spreadtrum. In May 2005, we entered into a loan agreement with the three PRC national shareholders of Beijing Spreadtrum, pursuant to which we provided a loan in an aggregate principal amount of $1.0 million to them solely for the establishment of Beijing Spreadtrum. We also entered into an agreement with Beijing Spreadtrum, pursuant to which Beijing Spreadtrum provides research and development services to Spreadtrum Shanghai. In May 2008, Spreadtrum Shanghai injected RMB 5 million in Beijing Spreadtrum to increase Beijing Spreadtrum’s registered capital for the purpose of reducing Beijing Spreadtrum’s debt-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. For a description of these family relationships, contractual arrangements and transactions, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with Beijing Spreadtrum.” Because of these contractual arrangements, the relationships between some of the shareholders of Beijing Spreadtrum and our co-founders and us, and the fact that one of our former executive officers is the legal representative of Beijing Spreadtrum, we have the ability to substantially influence Beijing Spreadtrum’s financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result, we are considered the primary beneficiary of Beijing Spreadtrum. Accordingly, we regard Beijing Spreadtrum as a variable interest entity under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51,” or FIN 46R, and include its operating results, assets and liabilities in our consolidated financial statements.

Internal Control Over Financial Reporting

In conjunction with our independent registered public accounting firm’s audit of our consolidated financial statements as of and for the year ended December 31, 2007, we identified significant deficiencies involving our internal control over financial reporting. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected. The identified significant deficiencies include lack of formal accounting policies and procedures for the accounting and review of non-standard transactions or accounts.

We have taken measures to address these significant deficiencies, including engaging independent tax advisory services and implementing in-house contracts review process that require all major contracts to be reviewed by the legal department, or outside counsel if necessary. We have reviewed and analyzed the studies prepared by our independent tax adviser and are implementing necessary changes accordingly. In addition, we plan to set up the tracking system to manage government subsidized projects and have assigned staff to oversee and implement tax planning and compliance.

Revenue Recognition

Revenue is generated from the sale of products, including baseband semiconductors, handset boards and modules, and the rendering of engineering services, including design services according to customer’s specification, prototype products, testing services and training and support services.

We recognize revenue from sales of products, including primarily baseband semiconductors, handset boards and modules, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectibility is reasonably assured. To evidence an arrangement, we (i) enter into a master agreement with our customers, which specifies general terms and conditions, and (ii) obtain purchase orders, which specify the key terms of individual orders, such as quantity and price. Our arrangements do not include general rights of return, credits or discounts, rebates, price protection or other similar privileges. Accordingly, we record revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

We recognize revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Foreign Currency Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” for information regarding the impact of foreign currency fluctuations on the company.

Government Policies

For information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see “Item 3.D Risk Factors—Risks Related to Doing Business in China,” “Item 4.B Information on the Company—Business Overview—Regulation,” “Item 5.A Operating and Financial Review and Prospects–Taxation—PRC Tax” and “Item 10.E Additional Information—Taxation.”

Results of Operations

The following table sets forth a summary of our consolidated statements of operations. Our business has evolved rapidly since we commenced operations in 2001. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2005	2006	2007
	(in thousands)
Selected Consolidated Statement of Operations Data:
Revenue	$38,269	$107,075	$145,466
Cost of revenue(1)	29,632	63,476	79,969
Gross profit	8,637	43,599	65,497
Operating expenses:(1)
Research and development	14,353	18,521	32,297
Selling, general and administrative	7,021	11,254	16,282
Total operating expenses	21,374	29,775	48,579
Income (loss) from operations	(12,737)	13,824	16,918
Other income, net	590	1,617	5,166
Income tax expense (benefit)	(468)	1,055	1,017
Net income (loss)	$(11,679)	$14,386	$21,067
Other operating data:
Units of baseband semiconductors shipped	549	8,801	25,979

Note: (1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2005	2006	2007
	(in thousands)
Cost of revenue	$6	$131	$202
Research and development	335	1,150	2,137
Selling, general and administrative	210	942	3,419

The following table sets forth a summary of our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Year Ended December 31,
	2005	2006	2007
Revenue	100.0%	100.0%	100.0%
Cost of revenue(1)	77.4%	59.3%	55.0%
Gross profit	22.6%	40.7%	45.0%
Operating expenses:(1)
Research and development	37.5%	17.3%	22.2%
Selling, general and administrative	18.3%	10.5%	11.2%
Total operating expenses	55.8%	27.8%	33.4%
Income (loss) from operations	(33.2)%	12.9%	11.6%
Other income, net	1.5%	1.5%	3.6%
Income taxes expense (benefit)	(1.2)%	1.0%	0.7%
Net income (loss)	(30.5)%	13.4%	14.5%

Note:	(1) Share-based compensation is included in cost of revenue and operating expenses.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue. Our revenue increased by 35.9% to $145.5 million in 2007 from $107.1 million in 2006. Revenue from baseband semiconductors increased by 131% from $54.9 million in 2006 to $127.1 million in 2007. Unit shipments of baseband semiconductors increased by 195% to 26 million units in 2007 from 8.8 million units in 2006. The increase in sales volume in 2007 was partially offset by the decline in our average selling price of 35% from 2006. Our average selling price declined from 2006 mainly because baseband semiconductors, which have lower selling prices compared with turnkey solutions, represented a much larger percentage of total revenue in 2007. This rapid growth in baseband semiconductor sales was largely the result of growing market acceptance of our SC6600D and SC6600M baseband semiconductor, which accounted for a substantial majority of the revenue from our baseband semiconductor sales in 2007. Revenue from turnkey solutions decreased by 64.7% from $52.1 million to $18.4 million, as a result of our prior plan to phase out our SP7000 series handset boards by the end of 2006 and to gradually phase out our SM5100 series modules in 2008.

Cost of Revenue. Our cost of revenue increased by 26.0% to $80.0 million in 2007 from $63.5 million in 2006. This increase was the result of a substantial growth in the unit volume of our product shipments in response to a larger number of orders from an expanding customer base. Our wafer fabrication, assembly and testing costs also increased substantially as a result of a large increase in the number of baseband semiconductors sold. Included in the cost of revenue were $792,000 and $1.8 million in inventory write-downs for 2006 and 2007, respectively. Due to the increasing changes in industry standards, technology and end-user preferences experienced in the wireless communications market in 2007, inventories became obsolete in a shorter period of time and, therefore, our inventory write-downs in 2007 was higher than 2006. Due to the inherent nature of the changing wireless communications market, we expect to record write-downs in the future as part of our normal course of business.

Gross Profit. Our gross profit increased by 50.2% to $65.5 million in 2007 from $43.6 million in 2006, and our gross margin increased to 45.0% in 2007 as compared to 40.7% in 2006. This improvement in our gross margin was mainly the result of a higher percentage of our revenue derived from higher margin baseband semiconductors. Our turnkey solutions have lower margins due to the cost of third-party components and outsourced manufacturing that we incur and that we pass on to our customers at-cost or with a slight mark-up.

Operating Expenses. Our operating expenses increased by 63.1% to $48.6 million in 2007 from $29.8 million in 2006. This increase was primarily due to the continued expansion of our research and development efforts. Increases in our sales, marketing and customer support, human resources, administration, finance and accounting headcount and related salary expenses also contributed to the increase.

Research and Development. Our research and development expenses increased by 74.4% to $32.3 million in 2007 from $18.5 million in 2006. This increase was largely the result of increases in salary and other compensation costs related to the expansion of our research and development team to support the development and testing of our TD-SCDMA 3G products, new versions of our 2.5G baseband semiconductor products, and multimedia solutions. Our research and development headcount increased by 58.7% to 581 as of December 31, 2007 from 366 as of December 31, 2006. Our share-based compensation expense attributable to research and development also increased to $2.1 million in 2007 from $1.2 million in 2006, representing an 85.8% increase. Other expenses related to research and development, such as depreciation, amortization of licensing fees, and NRE expenses also contributed to the increase.

Selling, General and Administrative. Our selling, general and administrative expenses increased by 44.7% to $16.3 million in 2007 from $11.3 million in 2006. This increase was in part the result of increases in salary and other compensation costs related to the hiring of additional human resources, administration, finance and accounting, and sales and marketing personnel to accommodate our rapid growth. As a result, headcount in our sales and marketing, general and administration, operation, procurement and information technology departments increased by 74.8% to 187 as of December 31, 2007 from 107 as of December 31, 2006. Our share-based compensation expense attributable to selling, general and administrative also increased to $3.4 million in 2007 from $942,000 in 2006, representing a 263.0% increase. The increase in selling, general and administrative expenses was also the result of an increase in depreciation, marketing and sales promotion, communications and Board of Directors’ expenses. Our general and administrative headcount increased by 32.8% to 81 as of December 31, 2007 from 61 as of December 31, 2006, primarily to improve our human resources and administration capabilities and to strengthen our finance and accounting team.

Income From Operations. As a result of the factors mentioned above, we recorded income from operations of $16.9 million in 2007, as compared to income from operations of $13.8 million in 2006.

Other Income, net. We recorded other income of $5.1 million in 2007, as compared to other income of $1.6 million in 2006. This increase was primarily due to the $3.1 million increase in interest income earned from investing the larger amount of cash and cash equivalent balances arising from our initial public offering. An increase of approximately $495,000 in other income due to appreciation of the RMB also contributed towards the increase in other income.

Income Tax Expense (Benefit). We recorded income tax expense of $1.0 million in 2007, as compared to an income tax benefit of $1.1 million in 2006.

Net Income. As a result of factors mentioned above, we reported net income of $21.1 million in 2007, as compared to a net income of $14.4 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue. Our revenue increased by 179.8% to $107.1 million in 2006 from $38.3 million in 2005. This increase was primarily due to a significant increase in the unit volume of our baseband semiconductor sales, which accounted for $54.9 million, or 51.3%, of our revenue in 2006 as compared to $4.1 million, or 10.7%, of our revenue in 2005. The increase in sales volume was partially offset by the decline in our average selling price of 59.1% from 2005. Our average selling price declined from 2005 mainly because baseband semiconductors, which have lower selling prices compared with turnkey solutions, represented a much larger percentage of total revenue in 2006. This rapid growth in baseband semiconductor sales was largely the result of growing market acceptance of our SC6600B baseband semiconductor in addition to the introduction of our SC6600D baseband semiconductor, which accounted for a substantial majority of the revenue from our baseband semiconductor sales in 2006. Sales of our SC6600M baseband semiconductor, which we began to sell in large volumes in the third quarter of 2006 at higher prices than our other baseband semiconductor products, also contributed to the revenue increase from baseband semiconductor sales. Our overall revenue increase was also the result of an increase in the unit volume of our turnkey solution sales, which accounted for $52.1 million, or 48.7%, of our revenue in 2006 as compared to $34.2 million, or 89.3%, of our revenue in 2005. The increase in our turnkey solution sales was primarily due to the growth in unit sales of our SM5100 series modules, which are typically incorporated in wireless desktop phones, the market for which has experienced rapid growth since the third quarter of 2005.

Cost of Revenue. Our cost of revenue increased by 114.2% to $63.5 million in 2006 from $29.6 million in 2005. This increase was the result of a substantial growth in the unit volume of our product shipments in response to a larger number of orders from an expanding customer base. Our wafer fabrication, assembly and testing costs also increased substantially as a result of a large increase in the number of baseband semiconductors sold. Included in the cost of revenue were $792,000 and $185,000 inventory write-downs for 2006 and 2005, respectively. Due to the increasing changes in industry standards, technology and end-user preferences experienced in the wireless communications market in 2006, inventories became obsolete in a shorter period of time in 2006 and, therefore, our inventory write-downs in 2006 was higher than 2005. Due to the inherent nature of the changing wireless communications market, we expect to record write-downs in the future as part of our normal course of business.

Gross Profit. Our gross profit increased by 404.8% to $43.6 million in 2006 from $8.6 million in 2005, and our gross margin increased to 40.7% in 2006 as compared to 22.6% in 2005. This improvement in our gross margin was mainly the result of a rapid growth in the percentage of our revenue derived from higher margin baseband semiconductors. With a larger percentage of our revenue derived from baseband semiconductors, we were able to reduce the gross margin impact of our turnkey solutions, which have lower margins due to the cost of third-party components and outsourced manufacturing that we incur and that we pass to our customers at-cost or with a slight mark-up. The improvement in our gross margins was, to a lesser extent, also due to a shift away from sales of lower margin SP7000 series handset boards to sales of relatively higher margin SM5100 series modules.

Operating Expenses. Our operating expenses increased by 39.3% to $29.8 million in 2006 from $21.4 million in 2005. This increase was primarily due to the continued expansion of our research and development efforts. Increases in our sales, marketing and customer support, legal, finance and accounting headcount and related salary expenses also contributed to the increase. However, as a result of our rapid revenue growth, our operating expenses as a percentage of revenue decreased to 27.8% in 2006 as compared to 55.8% in 2005.

Research and Development. Our research and development expenses increased by 29.0% to $18.5 million in 2006 from $14.4 million in 2005. This increase was largely the result of increases in salary and other compensation costs related to the expansion of our research and development team to support the development and testing of our TD-SCDMA 3G products and new versions of our baseband semiconductor products. Our research and development headcount increased by 45.8% to 366 as of December 31, 2006 from 251 as of December 31, 2005. Our share-based compensation expense attributable to research and development also increased to $1.2 million in 2006 from $335,000 in 2005, representing a 243.3% increase. Other expenses related to research and development, such as amortization of licensing fees also contributed to the increase. The overall increase in our research and development expenses was partially offset by government subsidies of $950,000 in 2006, a reduction from $1.2 million in 2005.

Selling, General and Administrative. Our selling, general and administrative expenses increased by 60.3% to $11.3 million in 2006 from $7.0 million in 2005. This increase was in part the result of an increase in salary and other compensation costs related to the hiring of additional customer support, field application engineering and other sales and marketing personnel to support a growing customer base and to increase market penetration and market research activities. As a result, our sales and marketing headcount increased by 10.3% to 107 as of December 31, 2006 from 97 as of December 31, 2005. Our share-based compensation expense attributable to selling, general and administrative also increased to $942,000 in 2006 from $210,000 in 2005, representing a 348.6% increase. The increase in selling, general and administrative expenses was also the result of an increase in fees paid for services provided by outside legal, accounting, tax and appraisal professionals, which in the aggregate grew by 188.1% to $1.9 million in 2006 from $674,000 in 2005. Our general and administrative headcount increased by 56.4% to 61 as of December 31, 2006 from 39 as of December 31, 2005, primarily to improve our information technology infrastructure and augment our internal legal, finance and accounting teams in preparation for operating as a public company.

Income (Loss) From Operations. As a result of the factors mentioned above, we recorded income from operations of $13.8 million in 2006, as compared to a loss from operations of $12.7 million in 2005.

Other Income, net. We recorded other income of $1.6 million in 2006, as compared to other income of $590,000 in 2005. This increase was primarily due to the appreciation of the RMB against the U.S. dollar, which, based on noon buying rates reported by the Federal Reserve Bank of New York, appreciated from an average exchange rate of RMB 8.1940 to $1.00 for 2005 to an average exchange rate of RMB 7.9579 to $1.00 for 2006. Due to the appreciation of the RMB, our intercompany accounts payable that are denominated in RMB appreciated, which resulted in an increase of approximately $800,000 in other income. An increase in our net interest income of $134,000 also contributed towards the increase in other income.

Income Tax Expense. We recorded income tax expense of $1.0 million in 2007, as compared to $1.1 million in 2006.

Net Income (Loss). As a result of factors mentioned above, we reported net income of $14.4 million in 2006, as compared to a net loss of $11.7 million in 2005.

B.	Liquidity and Capital Resources

Prior to June 27, 2007, the date of our initial public offering, we have financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We have also received government subsidies in the form of interest-free loans and grants to fund our research and development projects. At the initial public offering, we obtained net proceeds of $100.2 million through the issuance of ADSs, with each ADS representing three ordinary shares. Our principal uses of cash for the years ended December 31, 2005, 2006 and 2007 were for operating and investing activities, primarily research and development and capital expenditures. As of December 31, 2007, we had $157.0 million in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	(in thousands)
Net cash provided by operating activities	$2,605	$8,337	$34,450
Net cash provided by (used in) investing activities	2,777	(18,483)	(27,614)
Net cash provided by financing activities	1,684	19,380	100,784
Effect of exchange rate change	53	265	2,164
Net increase in cash and cash equivalents	7,119	9,499	109,784
Cash and cash equivalents at beginning of period	30,636	37,755	47,254
Cash and cash equivalents at end of period	$37,755	$47,254	$157,038

Net cash provided by operating activities for the year ended December 31, 2007 was $34.4 million, which was primarily attributable to our net income of $21.1 million, a decrease in accounts receivable of $9.8 million and an increase in accounts payable of $9.3 million, partially offset by an increase in inventories of $11.3 million. The increase in inventories was in line with our sales growth while the decrease in accounts receivable was primarily due to timing of cash receipts from our customers. The increases in accounts payable were primarily due to timing of payments to our vendors. Net cash provided by operating activities for the year ended December 31, 2006 was $8.3 million, primarily attributable to our net income of $14.4 million and an increase in accrued expenses and other liabilities of $5.9 million, partially offset by an increase in accounts receivable of $10.4 million and an increase in inventories of $6.6 million during the period. The increase in accrued expenses and other liabilities was primarily due to the increases in our PRC individual income tax payable, accrued professional service fee and warranty reserve. The increase in accounts receivable was due to our revised credit terms extended to select large customers. The increase in inventories was in line with our sales growth. For the year ended December 31, 2005, net cash provided by operating activities was $2.6 million, primarily attributable to an increase in accounts payable of $6.9 million, an increase in advances from customers of $4.2 million, and an increase in accrued expenses and other liabilities of $4.8 million, partially offset by our net loss of $11.7 million and an increase in inventories of $3.5 million. The increase in inventories was in line with our sales growth and the increase in accounts payable was primarily due to timing of payments. An increase in our PRC individual income tax payable was the primary reason for the increase in accrued expenses and other liabilities.

Net cash used in investing activities was $27.6 million in 2007, primarily due to our purchases of intangible assets and property and equipment of $22.6 million and an increase in other long-term assets of $6.4 million, partially offset by a decrease in term deposit of $1.4 million. Net cash used in investing activities amounted to $18.5 million for the year ended December 31, 2006, primarily due to our purchases of intangible assets and property and equipment in the amount of $11.2 million. In addition, $6.7 million held in escrow for the transferors in connection with the transfer of certain Series A and Series B preference shares in late 2005 whereby the transfer and settlement of the consideration was executed through us was paid back to the transferors in early 2006. Net cash provided by investing activities amounted to $2.8 million in 2005. In late 2005, we received $6.7 million from the transferors in connection with the transfer of certain Series A and Series B convertible preference shares whereby the transfer and settlement of the consideration was executed through us. This cash inflow was partially offset by our purchases of intangible assets and property and equipment of $2.8 million and the payment of the deposit for our new office building of $1.2 million.

Net cash provided by financing activities amounted to $100.8 million in 2007, primarily due to net proceeds of $100.2 million from the issuance of ADSs in our initial public offering. Net cash provided by financing activities amounted to $19.4 million for the year ended December 31, 2006, which primarily came from the private placement of our Series D preference shares. Net cash provided by financing activities amounted to $1.7 million in 2005, primarily due to the proceeds from long-term debt and short-term bank loans, offset in part by the repayment of short-term bank loans.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the timing and size of our new office building, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

Our capital expenditures amounted to $2.8 million, $11.2 million and $22.6 million in 2005, 2006 and 2007, respectively. Our capital expenditures consisted principally of purchases of software, development tools, computer equipment, field test equipment, lab equipment, test vehicles, other items related to our product development activities, office building, leasehold improvements and office furniture and equipment. We expect our capital expenditures for 2008 to be approximately $13.3 million, of which approximately $3.3 million is for approximately 40 residential dormitory units that we intend to purchase, and approximately $10.0 million is for additional software, development tools, computer equipment, field test equipment, lab equipment and other items for our product development activities. We plan to construct an office building on the property adjacent to our office building in Shanghai and plan to fund the bulk of our construction expenditures from our existing cash or cash flow from our operations. We do not yet have an estimate of the amount of anticipated expenditures for our new office building. We anticipate completing construction of our new office building in 2010.

C.	Research and Development, Patents and Licenses

We design substantially all of our semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. We have invested substantial resources in research and development. Of our 768 employees as of December 31, 2007, 546 were engineers, approximately 52% of whom hold a Master’s degree or Ph.D. Through our significant investment in research and development, we have developed a large and growing portfolio of patents. As of December 31, 2007, we owned 28 patents and had 240 pending patent applications in China, we owned 8 patents and had 34 pending patent applications in the United States and we had 4 pending patent applications in Europe.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA and GSM/GPRS technologies. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Our 28 PRC patents expire between March 2022 and April 2025, and our 8 United States patents expire between April 2022 and December 2024.

In addition to our in-house development efforts, we have entered into patent transfer agreements with several leading PRC universities, such as Beijing University of Posts and Telecommunications and Tsinghua University, pursuant to which we acquired co-ownership of 17 patents and 14 pending patent applications in China, and joint development agreements with leading PRC universities, such as Beijing University of Posts and Telecommunications, and other technology companies. These agreements relate to 2G, 2.5G and 3G technologies. In certain of the patent transfer agreements, we made a one-time payment and acquired joint ownership of the patents. Under the majority of our joint development agreements, we jointly own any developed technology and our partners generally cannot license the developed technology without our consent.

We rely on third-party licenses for some of our key technologies, as well as other technologies that are utilized in our products. We have incorporated into our baseband semiconductors digital signal processing cores licensed from CEVA, RISC processor cores licensed from ARM, 3G protocol stack software that we co-developed with Sasken and 3G protocol stack software that we licensed from Chongyou. We also license 3G technology from InterDigital Communications, LLC and its affiliate. From time to time, we may be required to license additional technology from third-parties to develop new products or enhance our existing products. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or obtain third-party licenses necessary to develop new products and product enhancements, could result in delays or other disruptions in introducing or shipping our baseband semiconductors or require us to obtain substitute technology at greater cost or of lower quality or performance standards.

We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries where the laws may not protect our proprietary rights as fully as the laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

As of December 31, 2007, we had two pending trademark applications and six registered trademarks in China, including a trademark that incorporates our English name “Spreadtrum.” We also had 9 pending trademark applications and 21 registered trademarks in countries other than China. Additionally, we have registered the copyright for our 2.5G/GPRS handset software V1.0 in China. We also have registered 36 domain names, including the following: www.spreadtrum.com, spreadtrum.net and spreadtrum.com.cn.

See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Results of Operations” for a information regarding the amount spent by us on research and development activities during the last three fiscal years.

D.	Trend Information

For a discussion of significant recent trends in the company’s financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

E.	Off-Balance Sheet Arrangements

We arranged for Merrill Lynch International Bank to establish a standby letter of credit in favor of EDOM Technology Co., Ltd., or EDOM, one of our suppliers, in the amount of $1.0 million. This standby letter of credit expired on March 31, 2008.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Contractual obligation:
Debt	$4,107	$685	$3,422	$—	$—
Lease	1,013	671	342	—	—
License Fees	3,220	1,266	1,954	—	—
Others(1)	4,470	4,470	—	—	—
Total	$12,810	$7,092	$5,718	$—	$—

(1)

In connection with our right to buy, or designate our employees to buy, the 63 residential units next to the office building within a two-year period from December 2006, we estimate that our obligation would be up to approximately RMB 18.0 million (approximately $2.5 million). In January 2008, we paid an additional RMB 10.0 million (approximately $1.4 million) as part of the purchase price for 40 of these residential units. Accordingly, our outstanding obligation was reduced to approximately RMB 8.0 million (approximately $1.1 million). On March 9, 2007, Beijing Spreadtrum entered into an intellectual property transfer agreement for the acquisition of intellectual property related to AVS, a video compression technique. The total purchase price for the intellectual property acquired under this agreement is approximately RMB 22.0 million (approximately $3.0 million), of which approximately RMB 7.4 million (approximately $1.0 million) has been paid as of December 31, 2007 and approximately RMB 14.6 million (approximately $2.0 million) is still outstanding. Other than the foregoing contractual obligations, we do not have any significant long-term commitments. The translations from RMB to U.S. dollars in this footnote (1) were made at the noon buying rate of RMB to U.S. dollars on December 31, 2007.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of June 30, 2008. Unless otherwise indicated, the business address of each of our directors and executive officers is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name	Age	Position
Ping Wu	44	President, Chief Executive Officer and Chairman of the Board of Directors
Datong Chen	53	Director
Hao Chen(1)	42	Director
Yungang (Ken) Lu(1)	45	Director
Scott Sandell(2)	43	Director
Carol Yu(1)(2)	45	Director
Qiang Cao	46	Vice President of Products
Ling Qin	42	Vice President of Operations
Richard Wei	45	Chief Financial Officer

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Ping Wu, one of our founders, has served as our President, Chief Executive Officer and Chairman of our board of directors since our inception in April 2001. Dr. Wu has over 20 years of experience in system-on-chip designs and holds three integrated circuit design patents. Prior to co-founding our company, Dr. Wu served as Senior Director of VLSI designs at Mobilink Telecom Inc. from 1997 until 2001. Prior to 1997, Dr. Wu served as Design Manager of Trident Microsystems, Inc. Dr. Wu holds a bachelor of science degree in electrical engineering from Tsinghua University and a master’s degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

Datong Chen, one of our founders, has served as a member of our board of directors since April 2004 and served as our Chief Technology Officer from April 2001 to January 2008. Dr. Chen has over 20 years of experience in the semiconductor industry and holds over 34 patents. Prior to co-founding our company, Dr. Chen co-founded OmniVision Technologies, Inc., serving as Vice President of Technology from 1995 until 2000. From 1993 until 1995, Dr. Chen served as a staff semiconductor design engineer at National Semiconductor Corporation. Dr. Chen holds a bachelor of science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University. After receiving his Ph.D. degree, Dr. Chen served as a post-doctoral researcher at both the University of Illinois and Stanford University. The address for Dr. Chen is c/o Northern Light Venture Capital, Suite 2301, SP Tower A, Tsinghua Science Park, Haidian District, Beijing 100084, PRC.

Hao Chen has served as a member of our board of directors since March 2007. Since April 2001, Mr. Chen has been a managing director of Legend Capital. Mr. Chen holds a bachelor of science degree in computer science from Huazhong University of Science and Technology. The address for Mr. Chen is 10/F, Tower A, Raycom Info Tech Park, No.2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing 100080, PRC.

Yungang (Ken) Lu has served as a member of our board of directors since March 2007. Since May 2004, Mr. Lu has been a managing director of APAC Capital Advisors Ltd. From April 1998 until May 2004, Mr. Lu was an equity research analyst with Credit Suisse First Boston. From March 1997 until February 1998, Mr. Lu was an equity research analyst with J.P. Morgan. In addition to serving on our board of directors, Mr. Lu is a director of AsiaInfo Holdings Limited. Mr. Lu holds a bachelor of science degree in biology from Beijing University, a master of science degree in biochemistry from Brigham Young University and a Ph.D. degree in finance from the University of California, Los Angeles. The address for Mr. Lu is 702-03 Winway Building, 50 Wellington Street, Central, Hong Kong.

Scott Sandell has served as a member of our board of directors since April 2004. Mr. Sandell has been a General Partner of New Enterprise Associates since 2000. In addition to serving on our board of directors, Mr. Sandell is a director of Agami System, Inc., Cassatt Corporation, Data Domain, Inc., DreamFactory Software, Inc., HelioVolt Corporation, Bloom Energy Corporation (formerly Ion America Corporation), SolFocus, Inc., SugarCRM Inc., Tableau Software, Inc., Telegent Systems, Inc. and Teneros, Inc. Since 2003, Mr. Sandell has served as co-chairman of the board of directors of the Software Development Forum. Mr. Sandell started his career at the Boston Consulting Group and later joined C-ATS Software as the company’s first salesman. Later, he worked as a Product Manager for Windows 95 at Microsoft Corporation before joining New Enterprise Associates in 1996. Mr. Sandell holds a bachelor of arts degree in engineering sciences from Dartmouth College and a master of business administration degree from the Stanford Graduate School of Business. The address for Mr. Sandell is c/o New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, CA 94025.

Carol Yu has served as a member of our board of directors since December 2006. Since March 2004, Ms. Yu has served as the Chief Financial Officer of Sohu.com Inc. From December 2000 until January 2002, Ms. Yu served as Vice President of Guangdong Kelon Refrigerating Company Limited. From March 1995 until December 2000, Ms. Yu served as Senior Vice-President Investment Banking of Donaldson Lufkin & Jenrette Securities Corporation in Hong Kong. Ms. Yu also worked with Arthur Andersen Hong Kong and Beijing for ten years and was a partner of the Audit Division, holding the position of General Manager of Arthur Andersen-Hua Qiang, the joint venture accounting firm formed between Arthur Andersen and the Ministry of Finance in China. In addition, Ms. Yu is a Hong Kong Certified Public Accountant. Ms. Yu holds a bachelor’s degree in accounting from Hong Kong Polytechnic University. The address for Ms. Yu is c/o Sohu.com Inc., Vision International Center, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, PRC.

Qiang Cao has served as our Vice President of Products since January 2008 and previously served as our Vice President of Marketing from December 2006 until January 2008. From September 2004 until December 2006, Dr. Cao served as Vice President of Marketing of the Mobility Division of ZTE Corporation. From March 1997 until September 2004, Dr. Cao worked for Lucent Technologies (UK) and was awarded Distinguished Member of Technical Staff and appointed as Technical Director for the China Market. Dr. Cao holds a bachelor of science degree and a master of science degree in communications engineering from Beijing Polytechnic University and a Ph.D. degree in communications engineering from the Imperial College, University of London.

Ling Qin has served as our Vice President of Operations since January 2008. Dr. Qin previously served as Vice President of Strategy and Business Development from June 2005 until September 2007 and has been a member of Spreadtrum’s management team since 2001. Prior to joining Spreadtrum, Dr. Qin worked as a senior manager of wireless DSP designs at Metricom Inc. and as a design manager at WiLAN Communications Systems, Inc. Dr. Qin has over 20 years of experience in wireless system algorithm designs. Dr. Qin holds a bachelor of science degree and a master of science degree in telecommunications from Harbin Institute of Technology and a Ph.D. in electrical engineering (telecommunications) from Conservatoire National des Arts et Métiers (CNAM) in Paris, France.

Richard Wei has served as our Chief Financial Officer since January 2007. Prior to joining us, Mr. Wei served as the Chief Financial Officer of Silicon Motion Technology Corporation, a leading provider of flash memory controllers, from April 2005 until January 2007 and of KongZhong Corporation, a wireless value added service provider, from February 2004 until April 2005. Mr. Wei served as the Chief Financial Officer of ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 until February 2004, and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 until July 2002. Mr. Wei was a research analyst at Lehman Brothers Asia from 1996 until 2000, a research analyst at Morgan Stanley from 1994 until 1996 and a research associate at the Harvard Business School from 1993 until 1994. He also served as a systems engineer at IBM from 1985 until 1991. Mr. Wei holds a bachelor of science degree in computer science from the Massachusetts Institute of Technology and a master of business administration degree from Cornell University.

There are no family relationships among any of our directors and executive officers.

The following directors and executive officers have resigned since the completion of our initial public offering: Feng Deng resigned as a director effective June 26, 2008, Jong Hyun Kah resigned as a director effective June 26, 2008, Datong Chen, who continues to serve on our board of directors, resigned as an executive officer effective January 16, 2008, Renyong Fan resigned as an executive officer effective January 16, 2008, Bin Lu resigned as an executive officer effective May 2, 2008, Eva Wang resigned as an executive officer effective June 26, 2008 and Chengyun Zhou resigned as an executive officer effective January 16, 2008.

B.	Compensation

The aggregate cash compensation that we paid to all of our executive officers for services rendered to us and our subsidiaries during the year ended December 31, 2007 was approximately $905,393, which includes bonuses and salaries that were earned in 2007 and paid in 2008. We currently do not provide cash compensation to directors solely for their service as directors of the company. Other than life insurance for certain of our executive officers, we do not provide pension, retirement or similar benefits to our executive officers and directors. None of our non-executive directors has any employment or service contract with our company.

During 2007, options to purchase 2,530,000 ordinary shares were granted under our Second Amended and Restated 2001 Stock Plan and our 2007 Equity Incentive Plan to our directors and executive officers. The per share exercise prices of the options granted to our directors and executive officers during 2007 range from $3.52 to $3.96, and the expiration dates of such options range from March 3, 2017 to March 28, 2017.

Employment Agreements

Each of our executive officers has entered into a confidential information and invention assignment agreement with us. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer also has agreed during such executive officer’s term of employment to not improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us all right, title and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice, or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following such executive officer’s termination of employment.

We have entered into employment agreements with each of Ping Wu, our President and Chief Executive Officer, and Richard Wei, our Chief Financial Officer. We may terminate their employment at any time, with or without cause, and these executive officers may also terminate their employment at any time, for any reason or no reason at all. In the event that we terminate the employment of one of these executive officers for cause, or if the executive officer resigns without good reason, the departing executive officer will not be entitled to receive any severance benefits.

In the case of a termination without cause or a resignation for good reason, the executive officer will be entitled to certain severance benefits. For Ping Wu, our Chief Executive Officer, these severance benefits include a severance payment in an amount equal to his then current annual base salary and annual target bonus, and accelerated vesting of all outstanding equity awards as to 50% of the then unvested portion of any such award. For Richard Wei, the severance benefits include severance pay for six months at his then current base salary and accelerated vesting of all outstanding equity awards as to the lesser of (i) 50% of the then unvested portion of any such award, or (ii) 25% of any such award.

Cause is defined as (i) an act of dishonesty made by the executive officer in connection with his responsibilities as our employee which is intended to result in substantial personal enrichment of the executive officer, (ii) a conviction or no contest plea to a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) gross misconduct, (iv) unauthorized use or disclosure of any of our proprietary information or trade secrets, (v) willful breach of any obligations under any written agreement or covenant with us, (vi) failure to perform employment duties after notice and an opportunity to cure the failure, and (vii) failure to cooperate in an investigation initiated by our board of directors. Good reason means, without the executive officer’s express written consent, (i) a significant reduction in duties, position or responsibilities, or removal from such position and responsibilities, unless the executive officer is provided with a comparable position, excluding a reduction in duties, position or responsibilities solely by virtue of us being acquired and made part of a larger entity, or (ii) the reduction of the executive officer’s aggregate base salary and target bonus opportunity below the base compensation immediately prior to such reduction, unless we also similarly reduce the base compensation of all of our other executive officers.

Pursuant to these employment agreements, each of these executive officers has also agreed to not, until the date one year after the termination of such executive officers’ employment with us, either directly or indirectly, solicit, induce, attempt to hire, recruit, encourage, take away, hire any employee of us or our subsidiaries or cause any such employee to leave his employment for any other entity or person.

Equity Compensation Plans

Second Amended and Restated 2001 Stock Plan

Our Second Amended and Restated 2001 Stock Plan was adopted by our board of directors and our shareholders in April and May 2007, respectively. Our Second Amended and Restated 2001 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We have not issued any awards under our Second Amended and Restated 2001 Stock Plan since the completion of our initial public offering and we do not intend to do so in the future. Instead we have granted options under our 2007 Equity Incentive Plan. However, our Second Amended and Restated 2001 Stock Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Share Reserve. As of December 31, 2007, we have reserved a total of 35,922,737 of our ordinary shares for issuance pursuant to the Second Amended and Restated 2001 Stock Plan. As of such date, options to purchase 27,091,191 ordinary shares were outstanding, options to purchase 8,831,546 ordinary shares have been exercised and such shares were outstanding and no ordinary shares were available for future grant under this plan.

Administration. Our board of directors or a committee appointed by our board administers our Second Amended and Restated 2001 Stock Plan. Under our Second Amended and Restated 2001 Stock Plan, the administrator has the power to determine the terms of the awards, including the fair market value, the service providers who will receive awards, the number of shares subject to each such award, the exercise price, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Options. With respect to all ISOs, the exercise price must at least be equal to the fair market value of our ordinary shares on the date of grant. With respect to all NSOs, the exercise price must at least be equal to 85% of the fair market value of our ordinary shares on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all options, subject to the above limitations.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will remain exercisable for at least six months. In all other cases, the option will remain exercisable for at least thirty days. However, an option generally may not be exercised later than the expiration of its term.

Transferability. Unless the administrator provides otherwise, our Second Amended and Restated 2001 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions. Our Second Amended and Restated 2001 Stock Plan provides that in the event of our merger with or into another corporation or our change in control, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will terminate as of the date of the closing of the merger or change in control.

Amendment and Termination. Our Second Amended and Restated 2001 Stock Plan terminated on June 26, 2007. However, the termination of the Second Amended and Restated 2001 Stock Plan did not affect any awards outstanding under the plan on the date of termination.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in December 2006 and our shareholders approved such plan in June 2007.

Our 2007 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve. As of December 31, 2007, the maximum aggregate number of our ordinary shares that may be issued under the 2007 Equity Incentive Plan is 15,000,000. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	10 million ordinary shares; or

•	such other amount as our board of directors may determine.

Administration. Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2007 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Options. The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an ISO may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Share Appreciation Rights. Share appreciation rights may be granted under our 2007 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted Shares. Restricted shares may be granted under our 2007 Equity Incentive Plan. Restricted share awards are ordinary shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Restricted shares that do not vest are subject to our right of repurchase or forfeiture.

Restricted Share Units. Restricted share units may be granted under our 2007 Equity Incentive Plan. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions. Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and share appreciation right as to all of the ordinary shares subject to the award, all restrictions on restricted shares will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at target levels, and all other terms and conditions met. The option or share appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice.

Amendment and Termination. Our 2007 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

C.	Board Practices

Our board of directors currently consists of six directors plus three vacancies, which may be filled by our board of directors.

We believe that each of the members of our board of directors, except for Dr. Wu, our President and Chief Executive Officer, and Dr. Chen, our former Chief Technology Officer, is an “independent director” as that term is used in the Nasdaq corporate governance rules.

Currently, no shareholder or other person or entity has the contractual right to designate persons to be elected to our board of directors, and our memorandum and articles of association provides that directors will be elected upon a resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We have a staggered board that is divided into three classes, designated as Class I, consisting of three directors (one of which is currently vacant), Class II, consisting of three directors (two of which are currently vacant), and Class III, consisting of three directors, with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2008 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2009 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2010 annual shareholder meeting. Starting with the Class I directors to be elected at our 2008 annual shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6.A Directors, Senior Management and Employees – Directors and Senior Management.”

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Hao Chen	Carol Yu	Datong Chen
Yungang (Ken) Lu		Scott Sandell
Ping Wu

Directors may be removed for negligence or other reasonable cause by a resolution passed at a duly convened shareholder meeting by holders of two-thirds of our outstanding shares entitled to vote in person or by proxy at such meeting. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the directors in office. A director so elected shall hold office until the next succeeding annual shareholder meeting. Such director is eligible for reelection at that time.

Under our memorandum and articles of association, a director may vote on a contract or transaction in which the director is interested, provided that such director has disclosed the nature of his interest in such matter to the board of directors at a meeting of the board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

Other than Ping Wu and Datong Chen, none of our directors has any employment or service contract with our company. For a description of Ping Wu’s employment contract, please see “Item 6.B Directors, Senior Management and Employees—Compensation—Employment Agreements.” For a description of Datong Chen’s consulting agreement, please see “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions—Employment and Consulting Agreements.”

Committees of Our Board of Directors

We have established two committees under the board of directors—the audit committee and the compensation committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Hao Chen, Yungang (Ken) Lu and Carol Yu, each of whom meets the independence standards of Nasdaq and the SEC. Carol Yu is the Chairperson of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing and overseeing the work of the independent auditors, approving the compensation of the independent auditors, and reviewing, and, if appropriate, discharging the independent auditors;

•

pre-approving engagements of the independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by the independent auditors;

•	discussing with management and the independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of the Company’s financial statements;

•

receiving, reviewing and discussing reports from the independent auditors on (i) the major critical accounting policies to be used, (ii) significant alternative treatments of financial information within GAAP that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) any treatments preferred by the independent auditors, and (v) other material written communications between the independent auditors and management;

•	resolving any disagreements between management and the independent auditors regarding financial reporting;

•

establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Scott Sandell and Carol Yu, each of whom is an “independent director” as that term is used in the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The responsibilities of our compensation committee include, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•

reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

D.	Employees

As of December 31, 2007, our workforce consisted of 768 employees, of which 744 were located in China and 24 were located in the United States. Of our employees, 66 were in sales and marketing, 81 were in general and administration, 581 were in research and development and 40 were in operations and procurement and information technology. We had 416, 576 and 768 employees as of December 31, 2005, 2006 and 2007, respectively. We do not have a significant number of temporary employees. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers, options to purchase ordinary shares held by them and restricted share units granted to them as of March 15, 2008, the most recent practicable date.

Name	Ordinary Shares Beneficially Owned(1)
	Number	Percent(2)
Ping Wu(3)	6,445,964	4.73
Datong Chen	5,739,184	4.26
Hao Chen	—	—
Yungang (Ken) Lu	*	*
Scott Sandell(4)	20,786,708	15.42
Carol Yu	*	*
Qiang Cao	*	*
Ling Qin	*	*
Richard Wei	*	*
All directors and executive officers as a group(5)	34,181,437	24.89

*	Represents less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants currently exercisable into ordinary shares within 60 days after March 15, 2008 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 134,682,522 ordinary shares outstanding as of March 15, 2008.
(3)	Includes 1,536,521 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2008 held by Dr. Wu. Also includes 3,309,443 ordinary shares owned by Ping Wu and Joann Xu Wu, Trustees of the Ping and Joann Wu Family Trust dated 9/14/07; 600,000 ordinary shares owned by Ping Wu, Trustee of Ping Wu Annuity Trust dated 6/26/07; and 600,000 ordinary shares owned by Ping Wu, Trustee of Joann Xu Wu Annuity Trust dated 6/26/07. Dr. Wu is the trustee of each of the aforementioned trusts and may be deemed to have voting and dispositive power with respect to the shares owned by them. Dr. Wu disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Also includes 200,000 ordinary shares owned by Joann Xu Wu, Custodian FBO Tony Wu UTMA CA Until Age 18; and 200,000 ordinary shares owned by Joann Xu Wu, Custodian FBO George Wu UTMA CA Until Age 18. Dr. Wu is the spouse of Joann Wu, and may be deemed to have voting and dispositive power with respect to such shares. Dr. Wu disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(4)

Includes 116,666 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2008 held by Mr. Sandell. Also includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D.

Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(5)	Includes 2,662,768 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2008 held by our directors and executive officers.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership as of March 15, 2008, the most recent practicable date, of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

Name	Ordinary Shares Beneficially Owned(1)
	Number	Percent(2)
Scott Sandell(3)	20,786,708	15.42
Entities affiliated with New Enterprise Associates 11, Limited Partnership(4)	20,684,208	15.36
Entities affiliated with Fortune Venture Investment Group(5)	8,498,267	6.31
Entities affiliated with Pacific Venture Partners(6)	7,020,302	5.21

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants exercisable into ordinary shares within 60 days after March 15, 2008 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 134,682,522 ordinary shares outstanding as of March 15, 2008.
(3)	Includes 116,666 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2008 held by Mr. Sandell. Also includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The entities and individuals having voting and dispositive power with respect to the ordinary shares owned by New Enterprise Associates 11, Limited Partnership and New Enterprise Associates, LLC are described in footnote 4 below. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(4)

Includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 16,830 ordinary shares owned by NEA Ventures 2004, Limited Partnership; and 7,449 ordinary shares owned by New Enterprise Associates, LLC. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to our ordinary shares held by

New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. J. Daniel Moore is the general partner of NEA Ventures 2004, Limited Partnership and may be deemed to have voting and dispositive power with respect to the ordinary shares held by NEA Ventures 2004, Limited Partnership. Mr. Barrett disclaims beneficial ownership of all such shares, except tot he extent of his pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to our ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2490 Sand Hill Road, Menlo Park, CA 94025.

(5)	Includes 731,243 ordinary shares held by Central Technology Venture Capital Investment Corporation; 1,370,873 ordinary shares held by Communication Technology Venture Capital Investment Corporation; 272,733 ordinary shares held by Emerging Technology Venture Capital Investment Corporation; 35,042 ordinary shares held by Fortune Consulting Group, Inc.; 453,264 ordinary shares held by Fortune IC Fund I; 1,567,713 ordinary shares held by Fortunetech Seed Fund Ltd.; 678,246 ordinary shares held by Fortune Technology Fund I Ltd.; 504,714 ordinary shares held by Fortune Technology Fund II Ltd.; 731,243 ordinary shares held by Golden Technology Venture Capital Investment Corporation; 272,640 ordinary shares held by Grand Cathay & Fortune Technology Venture Capital Investment Corporation; 272,640 ordinary shares held by Legend Technology Venture Capital Investment Corporation; 731,237 ordinary shares held by NCTU Spring I Technology Venture Capital Investment Corporation; 115,435 ordinary shares held by One Capital Asia Fund I Ltd.; and 731,243 ordinary shares held by Titan Technology Venture Capital Investment Corporation. Fortune Consulting Group, Inc. is the manager of Central Technology Venture Capital Investment Corporation, Communication Technology Venture Capital Investment Corporation, Emerging Technology Venture Capital Investment Corporation, Fortune IC Fund I, Golden Technology Venture Capital Investment Corporation, Grand Cathay & Fortune Technology Venture Capital Investment Corporation, Legend Technology Venture Capital Investment Corporation, NCTU Spring I Technology Venture Capital Investment Corporation and Titan Technology Venture Capital Investment Corporation. Fortunetech Partners, LLC is the manager of Fortunetech Seed Fund Ltd. Fortune Venture Management Pte. Ltd. is the manager of Fortune Technology Fund I Ltd., Fortune Technology Fund II Ltd. and OneCapital Asia Fund I Ltd. Each of Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. is affiliated with Fortune Venture Investment Group, or FVIG. Fan Chao-Ying Chew, Lo-Hou Chew and Chih-Yuan Chen serve on the board of directors of FVIG. The board of directors of FVIG makes voting and investment decisions with respect to all of our shares beneficially owned by Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. Each director of FVIG disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for FVIG is 13F-1, No. 128, Min Sheng E. Road, Sec. 3, Taipei, Taiwan.
(6)	Includes 747,587 ordinary shares held by Pacific Technology Advisors, LDC; 4,101,527 ordinary shares held by Pacific Technology Partners, L.P.; and 2,171,188 ordinary shares held by Pacific United Technology, L.P. Pacific Technology Advisors, LDC is the general partner of Pacific Technology Partners, L.P. and Pacific United Partners, LDC is the general partner of Pacific United Technology, L.P. Each of Pacific Technology Advisors, LDC and Pacific United Partners, LDC is affiliated with Pacific Venture Partners. The managing members of Pacific Venture Partners, or the Managers of Pacific Venture Partners, are Paul Wang and Ben Yang. The Managers of Pacific Venture Partners make voting and investment decisions with respect to all of our shares beneficially owned by Pacific Technology Advisors, LDC, Pacific Technology Partners, L.P. and Pacific United Technology, L.P. The Managers of Pacific Venture Partners disclaim beneficial ownership of all such shares, except to the extent of their pecuniary interest therein. The address for Pacific Venture Partners is 38C, #7, Lane 500 Chang De Road, Shanghai 200041, PRC.

The group of entities affiliated with New Enterprise Associates 11, Limited Partnership, or NEA, the group of entities affiliated with Fortune Venture Investment Group, or Fortune, and the group of entities affiliated with Pacific Venture Partners, or PVP, significantly increased their ownership of our shares in September and October 2006 in connection with our private placement of Series D preference shares at a per share price of $2.74. Such price was determined based on arm’s-length negotiations between us, NEA, Fortune, PVP and other investors in the private placement and was approved by our board of directors. NEA, Fortune and PVP purchased 1,901,501, 496,787 and 303,990 Series D preference shares, respectively, in the private placement. Since our initial public offering, NEA has significantly decreased its ownership of our shares through distributions to NEA’s limited partners.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 15, 2008 have voting rights that are different from the voting rights of our other shareholders.

B.	Related Party Transactions

Equity Issuances

We have granted options to some of our directors and executive officers pursuant to our Second Amended and Restated 2001 Stock Plan. See “Item 6.B Directors, Senior Management and Employees—Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by applicable law) against all expenses, including damages, settlements and costs, which such person incurs or becomes obligated to incur in connection with any proceeding. Under the indemnification agreement, a proceeding includes any threatened, pending, or completed action, suit or proceeding, in which the indemnified person may be or may have been involved as a party or otherwise by reason of any event or occurrence related to the fact that such person is or was our director or officer or a director or officer of any of our subsidiaries, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture or other entity, or related to anything done or not done by such person in any such capacity, including, without limitation, any threatened, pending, or completed action, suit or proceeding by or in our right. However, we will not be obligated to indemnify any such person for certain matters, which include:

•	any judgment, fine or penalty which we are prohibited by applicable law from paying as indemnity;

•

in connection with any proceeding initiated by such person against us, any of our directors or officer or any other party, and not by way of defense, unless we have joined in or the reviewing party has consented to the initiation of such proceeding, or the proceeding is one to enforce indemnification rights under the indemnification agreement or any applicable law;

•

any matter brought about by the dishonesty or fraud of such person seeking payment under the indemnification agreement; provided, however, that such person shall be protected under the indemnification agreement as to any claims upon which suit may be brought against such person by reason of any alleged dishonesty on such person’s part, unless a judgment or other final adjudication thereof adverse to such person establishes that such person committed acts of active and deliberate dishonesty, with actual dishonest purpose and intent, and which acts were material to the cause of action so adjudicated; or

•	any matter arising out of such person’s personal tax matters.

Relationship with Beijing Spreadtrum

Beijing Spreadtrum assembled a staff of engineers with expertise in wireless communications technologies, particularly in TD-SCDMA, AVS and 2G/2.5G standards. Accordingly, Spreadtrum Shanghai entered into a Research and Development Agreement dated as of December 27, 2006 with Beijing Spreadtrum to utilize this engineering talent. Under the agreement, Spreadtrum Shanghai hired and retained Beijing Spreadtrum to perform ongoing research and development relating to wireless telecommunications systems. In consideration for performing this research and development, Spreadtrum Shanghai agreed to reimburse Beijing Spreadtrum for all necessary and reasonable direct and indirect costs incurred by Beijing Spreadtrum in connection with the performance of the agreed upon scope of work, plus an additional percentage of those costs. From the execution of the agreement until May 31, 2008, Spreadtrum Shanghai paid to Beijing Spreadtrum an aggregate of approximately $3.0 million. Spreadtrum Shanghai owns all rights, title and interest in the results of such research and development. Beijing Spreadtrum agreed that its employees, agents and subcontractors who work on specified research and development work for Spreadtrum Shanghai will execute confidential information agreements acceptable to Spreadtrum Shanghai. The term of the Research and Development Agreement is 10 years, unless terminated earlier by Spreadtrum Shanghai. At the end of the initial term, the agreement will renew automatically for additional one-year terms, unless either party elects to terminate the agreement.

In connection with the Research and Development Agreement, our employees worked closely with their counterparts at Beijing Spreadtrum. Under the Research and Development Agreement, Spreadtrum Shanghai and Beijing Spreadtrum must agree on the type of research and development projects that Beijing Spreadtrum will undertake for Spreadtrum Shanghai and the related milestones. In addition, Bin Lu, our former Senior Vice President of Engineering, is the PRC legal representative and executive director of Beijing Spreadtrum.

On March 27, 2007, Spreadtrum Shanghai established a branch office in Beijing. In an effort to reduce our costs under the Research and Development Agreement, in May 2007, Spreadtrum Shanghai’s Beijing branch office accepted the transfer of 77 of Beijing Spreadtrum’s employees. As of May 31, 2008, Beijing Spreadtrum’s workforce consisted of eight employees.

On March 9, 2007, Beijing Spreadtrum entered into an intellectual property transfer agreement for the acquisition of AVS-related intellectual property from a third-party PRC company. Beijing Spreadtrum acquired the AVS-related intellectual property in order to complete the acquisition quickly and hire the employees of the third-party PRC company located in Beijing. At that time, Spreadtrum Shanghai had not established a Beijing branch office and could not hire employees in Beijing to conduct research and development activities. Under the Research and Development Agreement, Spreadtrum Shanghai has the right to acquire the AVS-related intellectual property from Beijing Spreadtrum and has reimbursed Beijing Spreadtrum for all reasonable direct and indirect costs incurred by Beijing Spreadtrum, plus an additional percentage of those costs. Also, in connection with the acquisition of AVS-related intellectual property by Beijing Spreadtrum, Spreadtrum Shanghai assumed another intellectual property transfer agreement from the same third party pursuant to which Spreadtrum Shanghai was assigned the right to acquire additional AVS-related intellectual property for RMB 20.0 million (approximately $2.6 million) from another third party. Spreadtrum Shanghai has completed its acquisition of such intellectual property from such third party.

Additionally, we have entered into a Loan Agreement with Shujun Zhang, Dichen Li and Yuer Zhang, three of the shareholders of Beijing Spreadtrum, pursuant to which we loaned them an aggregate amount of $1,000,000. Shujun Zhang is the mother of Datong Chen, one of our directors and co-founders and our former Chief Technology Officer, Yuer Zhang is the mother of Renyong Fan, one of our co-founders and our former Vice President of Operations, and Dichen Li is the mother of Jin Ji, one of our co-founders and employees. Pursuant to the Loan Agreement, each of Shujun Zhang, Dichen Li and Yuer Zhang agrees to use the principal amount of the loan to establish and operate Beijing Spreadtrum. Each is restricted from assigning, transferring or causing a security interest to be created with respect to the equity interests of Beijing Spreadtrum without our prior written consent. We may cause the loan, which does not accrue interest, to be repaid with prior written notice to the shareholders of Beijing Spreadtrum.

In May 2008, Spreadtrum Shanghai injected RMB 5 million in Beijing Spreadtrum to increase Beijing Spreadtrum’s registered capital for the purpose of reducing Beijing Spreadtrum’s debt-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. In June 2008, Beijing Spreadtrum completed its registration with the applicable local Administration for Industry and Commerce for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders.

Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Beijing Spreadtrum, and each of the three individual shareholders owns approximately 20.7% of the equity interest in Beijing Spreadtrum.

Employment and Consulting Agreements

We have entered into a confidential information and invention assignment agreement with each of our executive officers. In June 2007, we entered into an employment agreement with each of Ping Wu, our President and Chief Executive Officer, Datong Chen, our former Chief Technology Officer, and Richard Wei, our Chief Financial Officer. See Item 6.B “Directors, Senior Management and Employees—Compensation—Employment Agreements” above for a description of the confidential information and invention agreements and employment agreements. The employment agreement entered into with Datong Chen contained substantially the same terms as the one entered into with Richard Wei.

In March 2008, we entered into a consulting agreement with Datong Chen, one of our directors and our former Chief Technology Officer, pursuant to which Datong Chen agreed to advise us with respect to our strategy, business development and internal management system and identify, meet with and negotiate with our potential strategic partners to develop and establish relationships between us and such potential strategic partners.

C.	Interests of Experts and Counsel

Not required.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-30 for the company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, in June 2007, we received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. We are reviewing their list of essential GSM/GPRS patents and the corresponding claims chart and have not yet made any determinations. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, trademarks and copyrights, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

Dividends

Since our inception, we have not declared or paid any cash dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our subsidiaries in China, which must comply with PRC laws and regulations and the respective articles of association of such subsidiaries in declaring and paying dividends to us. Under applicable requirements of PRC law, our subsidiaries in China may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to statutory common reserve funds; and

•	allocation to staff and workers’ bonus and welfare funds.

More specifically, these subsidiaries may pay dividends only after at least 10% of their net profit has been set aside as reserve funds and a discretionary percentage of their net profit has been set aside for staff and workers’ bonus and welfare funds. These PRC subsidiaries are not required to set aside any of their net profit as reserve funds if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

On November 16, 2007, we signed a definitive agreement to acquire Quorum Systems, Inc., a San Diego-based fabless semiconductor company that specializes in the design of highly integrated CMOS radio frequency (RF) transceivers, for $55 million in cash (subject to upward adjustment for the amount by which Quorum’s assets exceeded its liabilities as measured in accordance with the definitive agreement) and $15 million in stock, with up to an additional $6 million in cash for performance-based earn-outs expected to be achieved within two years after the close of the transaction. This acquisition was completed on January 15, 2008.

Item 9.	The Offer and Listing

A.	Offer and Listing

Our ADSs have been quoted on The NASDAQ Global Market under the symbol SPRD since June 26, 2007. Each ADS represents three ordinary shares. On June 27, 2008, the last reported sale price of our ADSs on the Nasdaq Global Market was US$5.07. Citibank, N.A., the depositary, has advised us that, as of December 31, 2007, 18,488,011 ADSs, representing 55,464,033 underlying shares, were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

The table below sets forth, for the periods indicated, the highest and lowest sale prices on the Nasdaq Global Market for our ADSs.

	Trading Price
	High	Low
	US$	US$
From June 27, 2007 through June 27, 2008	17.00	4.70
Fiscal year 2007	17.00	9.30
Third quarter 2007	16.65	9.30
Fourth quarter 2007	17.00	9.38
First quarter 2008	12.55	6.14
Second quarter 2008	9.79	4.70
January 2008	12.55	7.46
February 2008	10.34	6.90
March 2008	8.77	6.14
April 2008	9.01	7.41
May 2008	9.46	7.26
June 2008 (through June 27)	9.79	4.70

B.	Plan of Distribution

Not applicable.

C.	Markets on which the Company’s Shares Trade

Our ADSs are listed and principally traded on the NASDAQ Global Market under the symbol SPRD, where the prices are expressed in U.S. dollars. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Depositary, Citibank, N.A.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-143555), as amended, which exhibit is incorporated by reference herein. Each ADR represents ownership interests in, or the right to receive, three ordinary shares, which have been deposited with Citibank, N.A., as the custodian. A summary of the other rights of the ordinary shares and ADSs is included in our registration statement on Form F-1 (File No. 333-143555), as amended, which summary is incorporated by reference herein.

C.	Material Contracts

On November 16, 2007, we signed a definitive agreement to acquire Quorum, which is filed as an exhibit to this annual report.

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company.”

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar by the end of 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

Cayman Islands Tax

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC Tax

If we declare dividends to our shareholders and ADS holders from income originating from Spreadtrum Shanghai or Spreadtrum Technology, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the new tax law and be subject to a 10% withholding tax. Accordingly, we may be required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders. Please see Item 3.D “Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

United States Tax

Except where noted, the following summary deals only with the ownership and disposition of the ADSs and ordinary shares that are held as capital assets by United States holders of our ADSs and ordinary shares, referred to herein as U.S. Holders. This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:

•	banks;

•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons liable for the alternative minimum tax;

•	persons who have ceased to be United States citizens or to be taxed as resident aliens;

•	persons who own or who are deemed to own more than 10% of our voting shares; or

•	United States persons whose “functional currency” is not the U.S. dollar.

This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and United States Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below.

A U.S. Holder that holds ADSs or ordinary shares is urged to consult its own tax advisor concerning the United States federal income tax consequences as well as any consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is a United States person, or U.S. person. A U.S. person is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

If a partnership holds ADSs or ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding ADSs or ordinary shares is urged to consult its own tax advisors.

ADSs or Ordinary Shares. In general, for United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Deposits and withdrawals of ordinary shares in exchange for ADSs will not be subject to United States federal income taxation.

Distributions on ADSs or Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States,

but does not include an otherwise qualified corporation that is a passive foreign investment company. We believe that we will be a qualified foreign corporation for so long as we are not a passive foreign investment company and the ordinary shares or ADSs are considered to be readily tradable on an established securities market within the United States. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market within the United States. Our status as a qualified foreign corporation, however, may change.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by such U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. These dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be subject to tax as capital gain.

It is possible that distributions of ADSs or ordinary shares that are received as part of a pro rata distribution to all of our ordinary shareholders may not be subject to United States federal income tax. The basis of the new ADSs or ordinary shares so received will be determined by allocating a U.S. Holder’s basis in the old ADSs or ordinary shares between the old ADSs or ordinary shares and the new ADSs or ordinary shares received, based on their relative fair market values on the date of distribution.

Dividends paid on the ADSs or ordinary shares will be income from sources outside of the United States and for tax years beginning before January 1, 2007, generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” and for tax years beginning after December 31, 2006, generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for United States foreign tax credit limitation purposes.

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the Enterprise Income Tax Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the Enterprise Income Tax Law, see “— PRC Tax.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s tax basis in an ADS or an ordinary share will be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2007. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2008 and do not expect to become one in the future, although this may change.

In general, we will be deemed to be a passive foreign investment company for any taxable year in which either (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.

If we are a PFIC in any taxable year, unless a mark-to-market election described below is made, U.S. Holders will generally be subject to additional taxes and interest charges on certain “excess” distribution we make and on any gain realized on the disposition or deemed disposition of ADSs or ordinary shares regardless of whether we continue to be a PFIC in the year of the “excess” distribution or disposition. Distributions in respect of a U.S. Holder’s ADSs or ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of the U.S. Holder’s ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in the holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are PFIC, no distribution will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Distributions on ADSs or Ordinary Shares” above.

If we are a PFIC in any year in which our ADSs or ordinary shares are “marketable”, a U.S. Holder will be able to avoid the “excess” distribution rules described above if such U.S. Holder makes a timely “mark-to-market” election with respect to its ADSs or ordinary shares. The ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NASDAQ. If this election is made in a timely fashion, the U.S. Holder will generally recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs or ordinary shares on the last day of any taxable year and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Internal Revenue Code of 1986, as amended. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for United States federal income tax purposes. We will not provide our U.S. Holders with the information statement necessary to make a QEF election. Accordingly, U.S. Holders will not be able to make or maintain such an election.

A U.S. Holder is urged to consult its own tax advisors concerning the availability of making a mark-to-market election or a qualified electing fund election and the United States federal income tax consequences of holding the ADSs or ordinary shares if we are deemed to be a passive foreign investment company in any taxable year.

Information Reporting and Backup Withholding. In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions on ADSs or ordinary shares made within the United States and to the proceeds of sales of ADSs or ordinary shares that are effected through the United States office of a broker or the non-United States office of a broker that has certain connections with the United States. Backup withholding (currently imposed at a rate of 28%) may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules may generally be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The documents concerning the company referred to in this document and required to be made available to the public are available at the company’s registered offices at Spreadtrum Center, Building No. 1 Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203 People’s Republic of China.

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-143555, as amended) and prospectus under the Securities Act of 1933, with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-143705) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

See “Item 4.C Information on the Company—Organizational Structure” for information about our subsidiaries.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Currently, our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand and time deposits. We have not historically used and do not expect to use in the future any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk, and we expect our future income will change, subject to changes in market interest rate and our cash balance.

Foreign Exchange Risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Although a majority of our revenue and payments are denominated in U.S. dollars, a large portion of our revenue and payments are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.	Description of Securities Other Than Equity Securities

Not required.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering of 26,978,100 ordinary shares, in the form of ADSs, at US$14 per ADS in June 2007, after our ordinary shares and ADRs were registered under the Securities Act. In the initial public offering, we offered 8,000,000 ADSs and certain of our shareholders offered 992,700 ADSs. The aggregate price of the offering amount registered and sold was $125,897,800, of which we received $104,160,000. The effective date of our registration statement on Form F-1 (File number: 333-143555) was June 26, 2007. Morgan Stanley & Co. International plc and Lehman Brothers Inc. were the joint book-running managers of our initial public offering.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities in our initial public offering totaled $13.2 million, including $8.8 million for underwriting discounts and commissions and approximately $4.4 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

We received net proceeds of US$100.2 million from our initial public offering, of which we have used approximately US$60.0 million for our acquisition of Quorum and approximately US$14.9 million for the repurchase of our ADSs, including commissions paid to Morgan Stanley & Co. Incorporated, or Morgan Stanley.

Item 15.	Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Carol Yu is an Audit Committee Financial Expert as defined by the applicable rules and regulations of the SEC and is independent under the Nasdaq Marketplace Rules.

Item 16B.	Code of Ethics

Our Code of Business Conduct and Ethics, or Code, summarizes the ethical standards and key policies that guide our business conduct and applies to our directors, executive officers and employees. The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. A copy of our Code is posted on our website at www.spreadtrum.com.

Any amendment to or waivers of the Code for members of our board of directors and our executive officers will be disclosed on our website at www.spreadtrum.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2007, no amendments to or waivers from the Code were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Deloitte Touche Tohmatsu CPA Ltd., or DTT, our independent auditors, billed us the fees set forth below for services rendered during years ended December 31, 2007 and 2006, respectively. The Audit Committee has considered whether, and concluded that, the non-audit services provided by DTT are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below

Accountant Fees and Services

	For the year ended
	December 31, 2007	December 31, 2006
	(U.S. dollars in thousands)
Audit fees	517,480	1,088,923
Tax fees	134,900	324,630
Total fees	652,380	1,413,553

Policies and Procedures

The Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Deloitte Touche Tohmatsu CPA Ltd. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our board of directors, Audit Committee or Audit Committee chairperson has approved 100% of the audit-related fees, tax fees and all other fees listed in the table above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 17, 2008, our board of directors authorized, and we announced, a program to repurchase up to 2,274,066 of our ADSs representing 6,822,198 of our ordinary shares. Our ADSs were repurchased in the open market pursuant to our Stock Repurchase Agreement, or SRA, with Morgan Stanley, dated March 17, 2008. The SRA appointed Morgan Stanley to repurchase the Company’s ADSs beginning on April 2, 2008 and ending on the earlier of (i) a notice of termination from us, (ii) the date on which aggregate purchases totaled 2,274,066 ADSs or $20,000,000, or (iii) June 30, 2008. The SRA was terminated by us on June 5, 2008.

The following table sets forth our share repurchase activities during each of the months indicated:

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of a publicly announced plan	Maximum number of ADSs that may yet be purchased under the plan
March 2008	—	—	—	2,274,066
April 2-30, 2008	985,290	$8.36	985,290	1,288,776
May 5-27, 2008	799,558	$8.27	799,558	489,218
June 2008	—	—	—	none

PART III

Item 17.	Financial Statements

Please see Item 18 “Financial Statements”.

Item 18.	Financial Statements

The following Spreadtrum Communications, Inc. Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-30 are herein incorporated by reference:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Item 19.	Exhibits

Exhibit Number	Description
1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3 below)

2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 22, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705) filed with the Securities and Exchange Commission on June 13, 2007)

2.4	Letter agreement titled Provisional Deposit of Provisional Shares, dated as of May 22, 2008, between the Registrant and Citibank, N.A.*

2.5	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.1	Second Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.4	Form of Employment Agreement between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

Exhibit Number	Description
4.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended (incorporated by reference to Exhibit 10.5 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended (incorporated by reference to Exhibit 10.6 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.7	Summary of Shanghai Commercial Building Sale Contract, dated as of December 26, 2006, between Spreadtrum Communications (Shanghai) Co. Ltd. and Spreadtrum (Shanghai) Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.8	Summary of Contract for the Transfer of State-owned Land Use Rights, dated January 31, 2007, between Spreadtrum Communications (Shanghai) Co. Ltd. and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.9	Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.10	Agreement and Plan of Merger, dated as of November 16, 2007, by and among Spreadtrum Communications, Inc., Breeze Acquisition Corporation, Quorum Systems, Inc., Bernard Xavier, Jarrett Malone, Lon Christensen and Enterprise Partners VI, LP as shareholder representative and U.S. Bank, National Association as escrow agent.*†

4.11	Technology Transfer and Technology License Agreement, made on January 22, 2008, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and Spreadtrum Communications, Inc., on behalf of itself and its affiliates.*†

8.1	List of Subsidiaries*

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Touche Tohmatsu CPA*

*	Filed herewith
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPREADTRUM COMMUNICATIONS, INC.
(Registrant)

By:	/S/ PING WU
Ping Wu
President, Chief Executive Officer and Chairman of the Board of Directors

Date: June 30, 2008

SPREADTRUM COMMUNICATIONS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Spreadtrum Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Spreadtrum Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows, for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spreadtrum Communications, Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 (r) to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, effective January 1, 2007.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 30, 2008

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$47,253,841	$157,037,686
Term deposit	1,280,623	—
Accounts receivable, net of allowance for doubtful accounts of $87,733 and $87,733, respectively	11,383,955	2,197,853
Inventories	13,616,599	25,054,051
Deferred tax assets	202,357	391,669
Prepaid expenses and other current assets	1,101,671	5,650,504

Total current assets	74,839,046	190,331,763
Property and equipment, net	18,943,964	23,046,073
Acquired intangible assets, net	5,919,645	14,219,605
Deferred tax assets	1,059,986	1,221,930
Other long-term assets	3,338,998	8,102,309

Total assets	104,101,639	236,921,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	576,280	684,500
Accounts payable	12,979,680	24,856,512
Advances from customers	3,297,351	1,209,648
Obligation on building construction / acquisition of building	9,236,283	—
Accrued expenses and other current liabilities	13,362,361	13,774,663
Income tax payable	1,849,099	3,087,753

Total current liabilities	41,301,054	43,613,076
Long-term loan	3,841,869	3,422,501
Deferred tax liabilities	16,858	36,723
Other long-term obligations	—	1,953,846

Total liabilities	45,159,781	49,026,146

Commitments (Note 17)
Shareholders’ equity:
Convertible preference shares
Series A: 14,635,005 shares authorized, issued and outstanding in 2006 and nil in 2007, respectively	6,493,360	—
Series B: 26,464,803 shares authorized, 26,134,961 shares issued and outstanding in 2006 and nil in 2007, respectively	19,375,327	—
Series C: 34,852,006 shares authorized, issued and outstanding in 2006 and nil in 2007, respectively	35,065,430	—
Series D: 7,299,270 shares authorized, 7,101,749 shares issued and outstanding in 2006 and nil in 2007, respectively	19,267,333	—
Ordinary shares, $0.0001 par value, 134,516,145 and 550,000,000 shares authorized, 16,781,511 and 126,914,512 shares issued and outstanding in 2006 and 2007, respectively	1,678	12,691
Additional paid-in capital	4,137,934	191,463,691
Accumulated other comprehensive income (loss)	(131,503)	619,775
Accumulated deficit	(25,267,701)	(4,200,623)

Total shareholders’ equity	58,941,858	187,895,534

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$104,101,639	$236,921,680

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2005	2006	2007
Revenue	$38,269,200	$107,074,745	$145,466,462
Cost of revenue	29,631,618	63,476,344	79,969,125

Gross profit	8,637,582	43,598,401	65,497,337

Operating expenses:
Research and development	14,353,397	18,520,873	32,297,392
Selling, general and administrative	7,020,756	11,254,022	16,281,920

Total operating expenses	21,374,153	29,774,895	48,579,312

Income (loss) from operations	(12,736,571)	13,823,506	16,918,025

Interest income	704,075	804,967	3,865,788
Interest expense	(83,044)	(49,798)	(56,508)
Other income (expense), net	(31,422)	861,886	1,356,609

Income (loss) before income taxes	(12,146,962)	15,440,561	22,083,914
Income tax expense (benefit)	(467,794)	1,054,739	1,016,836

Net income (loss)	$(11,679,168)	$14,385,822	$21,067,078

Income (loss) per share—basis	$(0.86)	$0.96	$0.29
Income (loss) per share—diluted	$(0.86)	$0.14	$0.16

Shares used in calculating income (loss) per share
Basic	13,523,034	15,015,724	73,037,662
Diluted	13,523,034	102,027,673	128,745,085

The accompanying notes are an integrated part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

Convertible preference shares
	Series A		Series B		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2004	14,635,005	$6,493,360	26,464,803	$19,708,467	34,852,006	$35,065,430	—	$—

Issuance of ordinary shares upon exercise of options by employees	—	—	—	—	—	—	—	—
Deferred share-based compensation	—	—	—	—	—	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2005	14,635,005	6,493,360	26,464,803	19,708,467	34,852,006	35,065,430	—	—

Issuance of Series D convertible preference shares	—	—	—	—	—	—	7,101,749	19,267,333
Repurchase of Series B convertible preference shares	—	—	(329,842)	(333,140)	—	—	—	—
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants
Issuance of ordinary shares upon exercise of options by employees	—	—	—	—	—	—	—	—
Adjustment for adoption of SFAS 123(R)	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—

Balance at December 31, 2006	14,635,005	6,493,360	26,134,961	19,375,327	34,852,006	35,065,430	7,101,749	19,267,333
Conversion of preference shares to ordinary shares in conjunction with the initial public offering	(14,635,005)	(6,493,360)	(26,134,961)	(19,375,327)	(34,852,006)	(35,065,430)	(7,101,749)	(19,267,333)
Issuance of ordinary shares in the initial public offering, net of issuance cost of US$11,802,710	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options by employees	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants
Share-based compensation	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—

Balance at December 31, 2007	—	$—	—	$—	—	$—	—	$—

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)—(Continued)

	Ordinary shares		Additional paid-in capital	Deferred share-based compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity	Comprehensive income (loss)
	Shares	Amount
Balance at December 31, 2004	12,899,792	$1,290	$1,983,669	$(1,360,654)	$(3,303)	$(27,974,355)	$33,913,904	$(11,371,940)

Issuance of ordinary shares upon exercise of options by employees	1,029,748	103	123,817	—	—	—	123,920
Deferred share-based compensation	—	—	322,850	(322,850)	—	—	—
Amortization of deferred share-based compensation	—	—	—	550,840	—	—	550,840
Foreign currency translation adjustment	—	—	—	—	112,044	—	112,044	$112,044
Net loss	—	—	—	—	—	(11,679,168)	(11,679,168)	(11,679,168)

Balance at December 31, 2005	13,929,540	1,393	2,430,336	(1,132,664)	108,741	(39,653,523)	23,021,540	$(11,567,124)

Issuance of Series D convertible preference shares	—	—	—	—	—	—	19,267,333
Repurchase of Series B convertible preference shares	—	—	—	—	—	—	(333,140)
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	866,121	87	173,137	—	—	—	173,224
Issuance of ordinary shares upon exercise of options by employees	1,985,850	198	444,469	—	—	—	444,667
Adjustment for adoption of SFAS 123(R)	—	—	(1,132,664)	1,132,664	—	—	—
Share-based compensation	—	—	2,222,656	—	—	—	2,222,656
Foreign currency translation adjustment	—	—	—	—	(240,244)	—	(240,244)	$(240,244)
Net income	—	—	—	—	—	14,385,822	14,385,822	14,385,822

Balance at December 31, 2006	16,781,511	1,678	4,137,934	—	(131,503)	(25,267,701)	58,941,858	$14,145,578
Conversion of preference shares to ordinary shares in conjunction with the initial public offering	82,723,721	8,272	80,193,178	—	—	—	—
Issuance of ordinary shares in the initial public offering, net of issuance cost of US$11,802,710	24,000,000	2,400	100,194,890	—	—	—	100,197,290
Issuance of ordinary shares upon exercise of options by employees	3,119,281	312	1,121,853	—	—	—	1,122,165
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	289,999	29	57,971	—	—	—	58,000
Share-based compensation			5,757,865	—	—	—	5,757,865
Foreign currency translation adjustment	—	—	—	—	751,278	—	751,278	$751,278
Net income	—	—	—	—	—	21,067,078	21,067,078	21,067,078

Balance at December 31, 2007	126,914,512	$12,691	$191,463,691	$—	$619,775	$(4,200,623)	$187,895,534	$21,818,356

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2006	2007
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$(11,679,168)	$14,385,822	$21,067,078
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on disposal of property and equipment	3,225	85,781	28,222
Depreciation and amortization	1,752,332	3,073,118	5,848,554
Share-based compensation	550,840	2,222,656	5,757,865
Deferred income tax benefit	(1,172,482)	(150,969)	(331,391)
Changes in operating assets and liabilities:
Accounts receivable	928,215	(10,366,701)	9,820,201
Inventories	(3,454,499)	(6,592,716)	(11,267,485)
Prepaid expenses and other assets	(841,825)	(1,064,238)	(4,878,392)
Accounts payable	6,867,223	995,818	9,303,965
Advances from customers	4,151,276	(1,330,684)	(2,157,294)
Accrued expenses and other liabilities	4,812,828	5,916,828	19,933
Income tax payable	686,841	1,162,258	1,238,654

Net cash provided by operating activities	2,604,806	8,336,973	34,449,910

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,292,827)	(6,541,436)	(14,129,835)
Acquisition of intangible assets	(1,461,931)	(4,669,493)	(8,494,302)
Proceeds from sale of property and equipment	27,778	11,834	—
Decrease in restricted cash	—	2,000,009	—
Decrease (increase) in term deposit	—	(1,280,623)	1,369,000
Increase (decrease) in escrow for investors	6,743,172	(6,743,172)	—
Increase in other long-term assets	(1,239,157)	(1,260,843)	(6,359,198)

Net cash provided by (used in) investing activities	2,777,035	(18,483,724)	(27,614,335)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of Series D convertible preference shares	—	19,267,333	—
Net proceeds from issuance of ordinary shares in the initial public offering	—	—	100,197,290
Borrowings from debt	3,336,441	2,494,139	—
Repayment of debt	(1,776,006)	(2,665,858)	(593,349)
Repurchase of Series B convertible preference shares	—	(333,140)	—
Proceeds from issuance of ordinary shares upon exercise of stock options	123,920	444,667	1,122,165
Proceeds from issuance of ordinary shares upon exercise of warrants	—	173,224	58,000

Net cash provided by financing activities	1,684,355	19,380,365	100,784,106

Effect of exchange rate changes	53,058	265,035	2,164,164
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,119,254	9,498,649	109,783,845
CASH AND CASH EQUIVALENTS—Beginning of year	30,635,938	37,755,192	47,253,841

CASH AND CASH EQUIVALENTS—End of year	$37,755,192	$47,253,841	$157,037,686

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interests	$83,044	$33,821	$—
Cash paid for income taxes	$30,000	$40,861	$97,903
NON-CASH INVESTING AND FINANCING ACTIVITIES
Obligation on building construction / acquisition of building	$(6,670,946)	$(6,417,447)	$—
Long term assets applied to acquisition of building	$—	$(1,239,157)	$—
Inception of accounts payable for property and equipment	$—	$(10,497,383)	$(1,230,596)
Inception of accounts payable for acquired intangible assets	$(1,839,069)	$(1,675,000)	$(3,380,753)
Inception of other long term obligations for property and equipment	$—	$—	$(478,064)
Inception of other long term obligations for acquired intangible assets	$—	$—	$(1,442,940)

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

1. DESCRIPTION OF BUSINESS

Spreadtrum Communications, Inc. (“Holding”) is incorporated in the Cayman Islands, British West Indies. On June 27, 2007, the Company became listed on NASDAQ under the market symbol of “SPRD” in the United States.

Spreadtrum Communications, Inc., its subsidiaries and its variable interest entity (“VIE”) (hereafter collectively referred to as the “Company”) is a fabless semiconductor company that designs, develops and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Holding’s subsidiaries as of December 31, 2007 included the following:

Name of subsidiary	Place of incorporation	Date of incorporation	Percentage of ownership
Spreadtrum Communications Corp (“US subsidiary”)	California, United States of America (the “US”)	April 17, 2001	100%

Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)	The People’s Republic of China (the “PRC”)	July 18, 2001	100% (via ownership held by Spreadtrum Hong Kong Limited)

Spreadtrum Communications Technology Co., Ltd. (formerly known as Spreadtrum International Trading (Shanghai) Co., Ltd.) (“Shanghai Technology”)	PRC	November 16, 2005	100% (via ownership held by Spreadtrum International Limited)

Tianjin Spreadtrum Communications Co., Ltd.	PRC	December 10, 2007	100% (via ownership held by Spreadtrum Shanghai)

Spreadtrum Hong Kong Limited	Hong Kong	November 29, 2007	100%

Spreadtrum International Limited	Hong Kong	November 29, 2007	100%

Beijing Spreadtrum performs research and development for Spreadtrum Shanghai. As a PRC domestic company, Beijing Spreadtrum may be eligible to participate in PRC government research projects that are restricted to PRC domestic companies that are not foreign invested enterprises. Three of the shareholders of Beijing Spreadtrum are PRC nationals who are family members of our co-founders. As a result of our contractual arrangements with Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., or Beijing Spreadtrum, a

company established under the laws of the PRC, and the three PRC national shareholders, we consolidate Beijing Spreadtrum’s operating results, assets and liabilities into our consolidated financial statements because we are considered the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) in Beijing Spreadtrum to increase Beijing Spreadtrum’s registered capital for the purpose of reducing Beijing Spreadtrum’s debt-to-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. In June 2008, Beijing Spreadtrum completed its registration with the applicable local Administration for Industry and Commerce for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Beijing Spreadtrum, and each of the three PRC national shareholders now owns approximately 20.7% of the equity interest in Beijing Spreadtrum.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Spreadtrum Communications, Inc., its wholly-owned subsidiaries and its consolidated VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

(c) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, useful lives of fixed assets and acquired intangible assets, valuation allowance on deferred tax assets, accruals for warranty and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, term deposit and accounts receivable. The Company deposits its cash and cash equivalents and term deposit with financial institutions located in jurisdictions where the subsidiaries are located. In general, the Company requires payments from customers before shipment although the Company accepts payment through letters of credit of 30 to 60 days or bank drafts from selected customers. The Company performs ongoing credit evaluations of its customers, and maintains an allowance for doubtful accounts based upon expected collectibility. Substantially all revenue was derived from customers located in China, including Hong Kong and Macau.

The following table summarizes accounts receivable and revenue from customers which accounted for 10% or more of the accounts receivable and/or revenue.

	Accounts receivable December 31,
	2006	2007
Customer A	76.8%	68.6%
Customer B	14.8%	—
Customer F	—	17.7%
Customer G	—	13.2%

	Revenue
	Year ended December 31,
	2005	2006	2007
Customer C	11.9%	*	—
Customer D	14.3%	*	—
Customer E	12.7%	*	—
Customer H	—	14.5%	37.1%
Customer I	—	*	10.6%

*	Less than 10% in the period.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments, primarily money market funds and commercial paper, purchased with an original maturity of 90 days or less.

(f) Term deposit

Term deposit consists of bank deposit with an original maturity of over 90 days.

(g) Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct material and where applicable, direct labor costs and overhead incurred in bringing the inventories to their present location and condition.

(h) Property and Equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

Office building	30 years
Building improvements	10 years
Machinery and equipment	5 years
Office furniture, equipment and vehicles	5-7 years
Computer equipment and software	3-5 years
Leasehold improvements	shorter of lease terms or expected useful life

(i) Acquired intangible assets, net

Acquired intangible assets consist of licenses for advanced technology and are amortized using the straight-line method over their estimated useful life of three to ten years.

(j) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets. There was no impairment charge recognized for the years ended December 31, 2005, 2006 and 2007.

(k) Revenue recognition

Revenue is generated from the sale of products, including baseband semiconductors, handset boards and modules, and the rendering of engineering services, including design services according to customer’s specification, prototype products, testing services and training and support services.

The Company recognizes revenue from sales of products, including primarily baseband semiconductors, handset boards and modules, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectibility is reasonably assured. To evidence an arrangement, the Company (i) enters into a master agreement with its customers, which specifies general terms and conditions, and (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. The Company’s arrangements do not include general rights of return, credits or discounts, rebates, price protection or other similar privileges. Accordingly, the Company records revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

(l) Government subsidies

Government subsidies related to expenses items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets.

(m) Shipping and handling costs

Shipping and handling costs relating to sales of $12,147, $86,027 and $238,799 were included in selling expenses for the years ended December 31, 2005, 2006 and 2007, respectively. Shipping and handling costs relating to inventory purchases of $84,303, $119,600 and $190,074 were included as a component of cost of revenue for the years ended December 31, 2005, 2006 and 2007, respectively.

(n) Research and development costs

Research and development cost are expensed as incurred.

(o) Software development costs

The Company accounts for internally generated software development costs in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 86. “Accounting for the costs of computer software to be sold, leased or otherwise marketed.” Capitalization of eligible software development costs begin upon the establishment of technological feasibility, which the Company has defined as completion of a working model. To date, the Company has essentially completed its software development concurrently with the establishment of technology feasibility and accordingly, no costs have been capitalized.

(p) Warranty

In general, the Company offers a one-year warranty on all of its products. The Company accrues the estimated cost of product warranty at the time revenue is recognized, and adjusts the warranty accrual periodically based on historical experience and expected warranty claims. Although the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, the warranty obligation is affected by actual warranty costs, including but not limited to usage of material and labor and service delivery costs incurred in connection with a product failure.

(q) Share-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation expense is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Company previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Company to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.

Periods prior to the adoption of SFAS 123 (R)

Prior to the adoption of SFAS 123 (R), the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosures” (“SFAS 148”).

The following table illustrates the effect on net loss and loss per share as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation expense for the year ended December 31, 2005. For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option pricing model and amortized on a straight-line basis over the respective vesting periods of the awards.

Year ended December 31, 2005
Net loss	$(11,679,168)
Add: share-based compensation as reported	550,840
Less: share-based employee compensation expense determined under the fair value method of all awards	(1,052,632)

Pro forma net loss attributable to ordinary shares	$(12,180,960)

Loss per share—basic and diluted, as reported	$(0.86)
Loss per share—basic and diluted, pro forma	$(0.90)

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company recorded share-based compensation expense in accordance with SFAS 123 (R). Results for prior periods have not been restated. As required by SFAS 123 (R), management has made an estimate of expected forfeitures and recognized share-based compensation expense only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123 (R) was not material.

(r) Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they not relate to a specific asset or liability.

Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). Pursuant to FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. See Note 11 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

(s) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income or loss and foreign currency translation adjustment.

(t) Foreign currency translation and foreign currency risk

The functional currency of Holding and its subsidiaries, except Spreadtrum Shanghai, is the United States dollar (“US dollar”). Spreadtrum Shanghai’s functional currency is the Renminbi (“RMB”). The Company uses the US dollar as the reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

The Company has chosen the US dollar as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as a separate component of comprehensive income (loss) in the consolidated statements of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and term deposit denominated in RMB amounted to $13,851,511 and $9,598,775 as of December 31, 2006 and 2007, respectively.

(u) Fair value of financial instruments

The cash and cash equivalents, accounts receivable, accounts payable, advances from customers and short-term borrowings all approximate their fair values due to their short-term maturity dates. The fair value of the long-term borrowings and obligations is $3,374,687 and $3,825,115 as of December 31, 2006 and 2007, respectively.

(v) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in periods in which loss is reported as their effects would be anti-dilutive.

(w) Recently issued accounting standards

In September 2006, the FASB issued SFAS 157, Fair Value Measurement (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of SFAS 157 on the Company’s financial position or results of operations. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), to partially defer SFAS 157. FSP 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company is currently evaluating the impact of adopting the provisions of FSP 157-2.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). In accordance with EITF 97-3, nonrefundable advance payments for goods or services that will be used or rendered research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense when the related goods are delivered or services are performed, or when the goods or services are no longer expected to be received. This issue is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is to be applied prospectively for contracts entered into on or after the effective date. The Company currently does not anticipate the implementation of this issue will have any material impact to its consolidated financial position or results of operations.

In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”), which specifies how companies should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) changed to retained earnings under SFAS 123(R). EITF 06-11 is effective for fiscal years beginning after November 15, 2008. The Company does not anticipate the implementation of this issue will have any material impact to its consolidated financial statements.

In December 2007, the FASB revised and issued SFAS No. 141, “Business Combination” (“SFAS 141(R)). SFAS 141(R) changes how the acquisition method is applied in accordance with SFAS 141. The primary revisions require the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establish the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and require the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies prospectively to business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109, “Accounting for Income Taxes”, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). A company may not apply it before that date. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which improve the relevance, comparability, and transparency of financial information provided to investors by requiring all companies to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. In addition, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between a company and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133 (“SFAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the potential impact of SFAS 161 on its financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, Determining the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the potential impact, if any, of FSP 142-3 on its financial statements.

3. INVENTORIES

Inventories consisted of the following:

	December 31,
	2006	2007
Raw materials	$2,370,748	$6,467,414
Work in progress	6,417,335	4,325,276
Finished goods	4,828,516	14,261,361

	$13,616,599	$25,054,051

As of December 31, 2006 and 2007, inventory was written-down by $1,347,699 and $1,883,295, respectively, to reflect the lower of cost or market.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2006	2007
Office building	$13,088,393	$14,796,626
Machinery and equipment	1,783,996	3,418,335
Office furniture, equipment and vehicles	883,500	1,171,881
Computer equipment and software	3,484,513	5,719,665
Leasehold and building improvements	2,686,981	3,222,852

	21,927,383	28,329,359
Less: accumulated depreciation and amortization	(3,080,722)	(5,613,352)

	18,846,661	22,716,007
Construction in progress	97,303	330,066

	$18,943,964	$23,046,073

Depreciation and amortization expense was $1,231,266, $1,330,922, and $2,489,237 for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2006 and 2007, property and equipment with original cost of $1,072,971 was pledged to secure the long-term loan (see note 7).

5. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consisted of the following:

	December 31,
	2006	2007
Software licenses	$9,417,650	$20,880,273
Less: accumulated amortization	(3,498,005)	(6,660,668)

	$5,919,645	$14,219,605

Acquired intangible assets are amortized over the estimated useful life, normally, three to ten years. The Company recorded an amortization expense of $521,066, $1,742,196, and $3,359,317 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company expects to record an amortization expense related to its existing acquired intangible assets of $4,368,385, $3,451,628, $2,771,660, $1,714,481 and $699,631 for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

6. OTHER LONG TERM ASSETS

	December 31,
	2006	2007
Rental deposits and others	$838,998	$817,397
Deposit in residential building	2,500,000	925,714
Deposit in land use right	—	6,359,198

	$3,338,998	$8,102,309

On March 1, 2004, the Company, through its subsidiary Spreadtrum Shanghai, signed a land use right transfer agreement with Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (“Shanghai Zhangjiang”), a governmental entity, to acquire land use rights (the “Land”) for a period of 50 years for $981,000. In December 2004, the Company transferred its right to acquire the Land to a third-party company (the “Real Estate Company”) established by Profit Ocean Investment Ltd. (“Profit Ocean”), an unrelated party to the Company, for a 25% equity interest in the Real Estate Company. The Real Estate Company was established for the purpose of developing the Land with the expectation that Spreadtrum Shanghai would rent or purchase a portion of the developed properties, later specified by the parties to include an office building and a block of residential units. Under the arrangement, the Company had an option whereby it could elect to acquire the properties at a discount in lieu of its 25% interest in the Real Estate Company.

In December 2005, the Company’s 25% ownership interest in the Real Estate Company was effectively converted into a 25% ownership interest in Profit Ocean, limited to Profit Ocean’s financial interests in the Real Estate Company’s Land development project. Profit Ocean did not have, nor has it had since inception, other operations other than that of its interest in the Real Estate Company.

The total cost of completing the development of the Land was estimated to be approximately RMB 300 million (approximately $37.5 million). The Company has never been contractually obligated to fund any of this cost or, if any, losses of either the Real Estate Company or Profit Ocean.

In each of November 2005, January 2006 and November 2006, during the development of the Land, the Company paid RMB 10 million (approximately $1.2 million), for a total of RMB 30 million (approximately $3.7 million), to the Real Estate Company to secure its right to purchase the office building and recorded such payments as deposit.

In May 2006, the Company paid RMB 20 million (approximately $2.5 million) to the Real Estate Company as a down payment on behalf of the Company’s employees to secure its rights to acquire the residential units. These amounts were to be returned to the Company in October and November 2006 when the employees were expected to acquire the residential units. As only a portion of the available residential units were acquired by the Company’s employees and in conjunction with a subsequent agreement between the Company and the Real Estate Company in December 2006, RMB 20 million has been retained by the Real Estate Company as a deposit for the Company’s right to buy, or designate its employees to buy, the remaining units over a two-year period. As of December 31, 2007, in conjunction with the Company’s intent of buying 40 units in the residential building (see note 18), RMB8.5 million (approximately $0.9 million) from deposit of RMB 20 million was applied to offset the purchase price of the residential units to be bought in the future, which was reported as other long-term deposit in residential building. RMB 11.5 million (approximately $1.6 million), which was expected to be refunded to the Company by December 2008 , was reported as prepaid expense in current assets .

In December 2006, Spreadtrum Shanghai entered into an agreement with the Real Estate Company to acquire the office building at a consideration of RMB 102,123,360. The deposit in the real estate development of an aggregate of approximately RMB 30 million was used to offset the purchase price of the office building. As of December 31, 2006, the remaining purchase price of RMB 72,123,360 (approximately $9.2 million) was reported as obligation on building construction/acquisition of building in the accompanying consolidated balance sheet. This amount was paid during 2007.

On January 31, 2007, Spreadtrum Shanghai purchased a parcel of undeveloped land of approximately 23,000 square meters for approximately RMB 46.5 million. The Company intends to use the land and any buildings developed on such land for its operations, including research and development activities. As of December 31, 2007, the total purchase price of this land was fully paid and was reported as other long-term assets. Spreadtrum Shanghai is currently in the process of obtaining the land use right certificate for this land. If the Company does not begin construction on the land within the two-year period after the receipt of the land use right certificate, the seller of the land has the right to terminate the contract, recover the land use right and refund the purchase price to the Company.

7. INDEBTEDNESS

In July 2004, the Company entered into an interest-free loan agreement denominated in RMB with Shanghai Enterprise Incorporation Investment Co. Ltd., a local government entity. The total facility under this agreement is RMB 21 million. As of December 31, 2006 and 2007, the Company had fully withdrawn the loan. In December 2006, January 2007, May 2007 and September 2007, the Company repaid RMB 6.5 million, RMB 1.0 million, RMB 1.0 million and RMB 2.5 million, respectively. The remaining balance shall be repaid in two installments starting in January 2008, with the final installment due in July 2009. This loan is collateralized by certain equipment with an original cost of $1,072,971.

In May 2006, the Company entered into a three-year loan agreement for RMB 20 million with a PRC financial institution which bears interest at 6.05% per annum. The local government agreed to reimburse all of the loan interest in support of the development of high technology entities. This reimbursement has been recorded as a reduction to interest expense. Therefore, no interest expense has been recognized for the loan. The loan principal is due on May 29, 2009. Shanghai Economics Technology Investment and Guarantee Co., Ltd (“SETIG”) provided a 90% guarantee of the loan for which the Company paid a fee of RMB 540,000. This fee is being amortized to interest expense over the loan period.

Long-term loans were as follows:

	December 31,
	2006	2007
Long-term interest-free loan, current portion	$576,280	$684,500
Long-term interest-free loan, non-current portion	3,841,869	3,422,501

	$4,418,149	$4,107,001

To be repaid as follows:
2008		$684,500
2009		3,422,501

		$4,107,001

8. OTHER LONG-TERM OBLIGATIONS

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2007 are as follows:

	December 31, 2007
Maturity	Face value	Discounted value
2008	1,266,000	1,266,000
2009	1,392,420	1,273,023
2010	779,420	680,823

	3,437,840	3,219,846
Less: Current portion of other long-term obligations	1,266,000	1,266,000
Long-term portion of other long-term obligations	2,171,840	1,953,846

These other long-term obligations were interest free, and the present value was discounted using the Company’s weighted-average borrowing rate of 6.03%.

The current portion of other long-term obligations is recorded as part of “accounts payable” in the balance sheet.

Interest expense relating to the amortization of the discount were nil, nil and $32,842 for the years ended December 31, 2005, 2006 and 2007, respectively.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2006	2007
Accrued employee compensation	$2,981,523	$5,900,641
PRC individual income tax payable	3,306,787	737,701
Accrued royalty	650,926	1,541,625
Accrued warranty	1,568,615	1,724,256
Customer deposit	982,216	765,096
Deferred revenue	242,038	298,831
Government subsidies	757,236	479,346
Accrued professional service fee	1,128,373	1,010,927
Other accrued expenses and current liabilities	1,744,647	1,316,240

	$13,362,361	$13,774,663

Royalty

The Company has entered into certain license and technology agreements with third parties, which require the Company to pay royalty for sale of products using the relevant technology or license. The Company recorded royalty expense of $1,267,699, $3,525,341 and $4,649,633 for the years ended December 31, 2005, 2006 and 2007, respectively. Royalty expense is included as part of cost of revenue.

Warranty

The change in accrued warranty costs was summarized as follows:

	December 31,
	2006	2007
Beginning balance	$669,780	$1,568,615
Warranty provision	1,590,720	2,435,455
Warranty cost incurred	(691,885)	(2,279,814)

Ending balance	$1,568,615	$1,724,256

Government subsidies

The Company received subsidies from the Chinese government to fund certain research and development activities and acquisition of equipment.

Amounts of $1,204,840, $950,393 and $858,507 of the government subsidies received has been applied to research and development activities and recorded as a reduction of research and development expenses incurred for the years ended December 31, 2005, 2006 and 2007, respectively.

Amounts of $125,000, $121,600 and nil of the government subsidies received have been used for the acquisition of specific equipment and recorded as a reduction of the cost of that equipment for the years ended December 31, 2005, 2006 and 2007, respectively.

Included in the accrued expenses and other current liabilities of the consolidated balance sheets as of December 31, 2006 and 2007 were $757,236 and $479,346, respectively, not yet applied as there were unfulfilled conditions for those specific research and development projects to earn the subsidies.

10. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is a fabless semiconductor company that designs, develops and markets baseband processor solutions for the mobile wireless communications market. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment of baseband processor solutions, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

The following table summarizes the Company’s revenue generated from different geographic locations for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
Mainland China, excluding Hong Kong and Macau	$36,110,407	$73,333,960	$74,131,841
Hong Kong and Macau	1,989,910	33,452,186	70,771,156
Others	168,883	288,599	563,465

	$38,269,200	$107,074,745	$145,466,462

The following table summarizes the Company’s revenue generated from sales of baseband semiconductors and turnkey solutions for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
Baseband semiconductors	$4,081,534	$54,937,037	$127,079,025
Turnkey solutions	34,187,666	52,137,708	18,387,437

	$38,269,200	$107,074,745	$145,466,462

Substantially all of the Company’s tangible long-lived assets are located in the PRC.

11. INCOME TAXES

Holding is a tax-exempted company incorporated in the Cayman Islands, while its business in PRC is subject to related PRC tax regulations.

In 2007, Spreadtrum Shanghai is governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Law”). Pursuant to the PRC Income Tax Law, a foreign investment enterprise (“FIE”) is subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on its taxable income. Spreadtrum Shanghai is a high-technology enterprise located in Zhangjiang Hi-Tech Park, which is subject to a preferential income tax rate of 15%.

Foreign-invested IC design enterprises are entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter (the “Tax Holiday”). Spreadtrum Shanghai is approved as a qualified IC design enterprise and has complied with the relevant regulations to continue to be qualified as an IC design enterprise. Spreadtrum Shanghai was in a tax loss position in 2006. It has been cumulatively profitable and started the Tax Holiday as of December 31, 2007.

As a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Beijing Spreadtrum is subject to PRC income tax at a preferential tax rate of 15%, and is entitled to an income tax exemption for 2005 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2010 based on the approval obtained from the tax authority. As of December 31, 2007, Beijing Spreadtrum has total net operating losses carried forward of approximately $67K.

Shanghai Technology was established in Shanghai Waigaoqiao Free Trade Zone and is subject to PRC income tax at a preferential rate of 15% in 2007. It has entered its first year of accumulated profit making and started to pay income tax in 2007.

On January 1, 2008, a new enterprise income tax law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “new and high technology enterprises strongly supported by the state” under the new law, will be entitled to a 15% preferential enterprise income tax rate.

Spreadtrum Shanghai and Beijing Spreadtrum will apply for status as a high-technology company under the New Tax Law, which will provide a 15% tax rate. A 25% tax rate was applied in calculating their deferred tax assets as of December 31, 2007.

In addition, based on the New Tax Law, an enterprise that is entitled to preferential treatment, under the law, regulations, and other government administrative rules, in the form of enterprise income tax reduction or exemption would continue to enjoy such preferential treatment. As such, since Spreadtrum Shanghai has begun its Tax Holiday in 2007, it would be exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Beijing Spreadtrum will continue to enjoy the incentive until the end of the preferential treatment period and its remaining incentive is a 50% tax rate reduction for the succeeding three years from 2008 to 2010.

Spreadtrum Technology is not entitled to any preferential tax treatment under the New Tax Law. It would be subject to 25% statutory tax rate starting from 2008.

The US subsidiary is subject to US federal and state income taxes of 34% and 9%, respectively. The state income tax paid is deductible for US federal income tax purposes and the combined US federal and state income tax rate is approximately 40%.

The provision for income taxes, by location of the taxing jurisdiction, for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Year ended December 31,
	2005	2006	2007
PRC
Current	$127,000	$1,102,000	$1,260,175
Deferred	—	—	(244,120)

	127,000	1,102,000	1,016,055

US
Current	577,688	103,708	87,432
Deferred	(1,172,482)	(150,969)	(86,651)

	(594,794)	(47,261)	781

	$(467,794)	$1,054,739	$1,016,836

The significant components of the Company’s deferred income tax assets and liabilities consisted of the following:

	December 31,
	2005	2006	2007
Deferred tax assets
Research and development credits	$1,006,001	$1,059,986	$1,151,488
Reserves and accruals recognized in different periods	158,320	202,357	416,827
Fixed assets basis difference	—	—	40,188
Tax loss carry forward	1,814,492	2,253,467	5,096

	2,978,813	3,515,810	1,613,599
Less: valuation allowance	(1,814,492)	(2,253,467)	—

Deferred tax assets	$1,164,321	$1,262,343	1,613,599

Analysis as:
Current	$158,320	$202,357	$391,669
Non-current	$1,006,001	$1,059,986	$1,221,930
Deferred tax liabilities
Fixed assets basis difference	$(69,805)	$(16,858)	$(36,723)

Analysis as:
Current	$—	$—	$—
Non-current	$(69,805)	$(16,858)	$(36,723)

Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. A valuation allowance was recorded for Spreadtrum Shanghai, Spreadtrum Beijing, and Shanghai Technology as of December 31, 2006 in relation to their utilization of tax loss carried forward because these PRC subsidiaries had been in loss positions since establishment. In 2007, Spreadtrum Shanghai and Shanghai Technology started making profits and have utilized the tax loss carried forward, and Spreadtrum Beijing also started making profits. As these subsidiaries continue to demonstrate profitability, management of the Company believes it is more likely than not that all of deferred tax assets will be realized because they are supported by current and projected future profitability. Therefore, the valuation allowance for their deferred tax assets resulting from the temporary differences and tax loss carried forward is no longer necessary.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 did not have any material impact on the Company’s financial position or results of operations. The Company recorded an FIN 48 liability of approximately $0.24 million in connection with tax uncertainties for the year ended December 31, 2007. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Unrecognized Tax Benefit—January 1, 2007	$1,829,225
Gross increases—tax positions in prior period	161,110
Gross increases—tax positions in current period	79,600
Lapse of statute of limitations	(48,842)
Unrecognized Tax Benefit—December 31, 2007	$2,021,093

The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions was immaterial.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. The statue of limitation in Hong Kong is 6 years.

The U.S. subsidiary’s federal income tax returns for 2004 through 2007 and California state income tax returns for 2003 through 2007 are open tax years, subject to examination by the relevant tax authorities.

Reconciliation between the total income tax expense (benefit) computed by applying the applicable enterprise income tax rate of 33% to the income (loss) before taxes and the actual income tax expense was as follows:

	Year ended December 31,
	2005	2006	2007
PRC income tax rate	33%	33%	33%
Effect of different tax rate of Holding and subsidiaries	(23)%	(37)%	(14)%
Effect of tax rates in foreign jurisdictions	(1)%	7%	2%
Expense not deductible for tax purpose	(1)%	1%	—
FIN48 liabilities	—	—	1%
US R&D credit	—	—	(1)%
Benefit of Tax Holiday	—	—	(6)%
Change in valuation allowance	(4)%	3%	(11)%
Other	—	—	1%

Effective tax rate	4%	7%	5%

The aggregate amount and per share effect of the tax holiday are as follows:

	2005	2006	2007
The aggregate dollar effect	—	—	$(1,220,176)
Per share effect—basic	—	—	$(0.02)

Per share effect—diluted	—	—	$(0.01)

Undistributed earnings of the Company’s PRC subsidiaries of approximately $8.6 million at December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Group would be subject to the then applicable PRC tax laws and regulations.

12. SHAREHOLDERS’ EQUITY

Convertible preference shares

In June 2001, the Company issued 14,385,005 shares of Series A convertible preference shares at $0.45 per share and two warrants to purchase up to 500,000 shares of the Company’s Series A convertible preference shares at an exercise price of $0.45 per share for cash proceeds of $6,380,860, net of issuance costs of $92,392.

The fair value of the warrants at time of issuance was approximately $111,006, which was determined using the Black-Scholes option pricing model with the following assumptions:

2001
Expected volatility	70.00%
Risk-free interest rate	4.68%
Expected dividend yield	Nil
Expected life	3 years

One warrant to purchase 250,000 shares of Series A convertible preference shares was exercised in June 2004 and the Company received cash proceeds of $112,500. The other warrant to purchase 250,000 shares of Series A convertible preference shares expired unexercised in June 2004.

In November 2002, the Company issued 18,897,878 shares of Series B convertible preference shares at $0.75 per share and warrants to purchase up to 1,556,120 shares of the Company’s ordinary shares at an exercise price of $0.20 per share for cash proceeds of $14,092,536, net of issuance costs of $140,140.

The fair value of the warrants at time of issuance was approximately $59,267, which was determined using the Black-Scholes option-pricing model with the following assumptions:

2002
Expected volatility	70.00%
Risk-free interest rate	3.09%
Expected dividend yield	Nil
Expected life	5 years

In April 2003, the Company issued 7,566,925 additional shares of Series B convertible preference shares at $0.75 per share for cash proceeds of $5,675,198.

In April 2004, the Company issued 34,852,006 shares of Series C convertible preference shares at $1.01 per share for cash proceeds of $35,065,430, net of issuance costs of $135,096.

In June 2006, the Company repurchased 329,842 shares of Series B convertible preference shares at $1.01 per share.

In September 2006, the Company completed the first closing of private placement, in which 3,649,635 shares of Series D convertible preference shares were issued at $2.74 per share. An additional 3,452,114 shares of Series D convertible preference shares were issued in October 2006 at the same price. The total cash proceeds received in connection with this private placement was $19,267,333, net of issuance costs of $191,459.

In November and December 2006, warrants to purchase 40,000 shares of the Company’s ordinary shares and warrants to purchase 826,121 shares of the Company’s ordinary shares were exercised, respectively.

In January and May 2007, warrants to purchase 13,334 and 276,665 ordinary shares were exercised at an exercise price of $0.20 per share.

In connection with the Company’s initial public offering completed in June 2007, all of the Company’s issued and outstanding convertible preference shares were converted to 82,723,721 ordinary shares at the ratio of 1 to 1.

The significant terms of the above Series A, B, C and D convertible preference shares (collectively, “convertible preference shares”) are as follows:

Conversion:

Each holder of preference shares shall be entitled to convert any or all of its preference shares at any time, without payment of any additional consideration, into such number of fully paid ordinary shares per preference share as determined by dividing the original purchase price by the conversion price determined in each case in effect at the time of conversion. Such conversion shall be effected by the redemption of the relevant number of preference shares and the issuance of the appropriate number of ordinary shares.

The conversion price is $0.45, $0.75, $1.01 and $2.74 for Series A, B, C and D convertible preference shares, respectively. The conversion price of Series A, B, C and D convertible preference shares is subject to adjustment for dilution, including but not limited to share split, share dividends and recapitalization. In the event that the Company issues additional options, convertible securities and ordinary shares without consideration or for a consideration per share less than the conversion price in effect, the conversion price shall be reduced, concurrently with such issue, to a price equal to the price per share at which such options, convertible securities and ordinary shares were issued.

Each preference share shall be automatically converted into ordinary share at the then effective conversion rate, (a) upon a public offering of the Company’s shares resulting in proceeds of at least $50,000,000, or (b) upon the election of a majority of the outstanding preferred, voting as a single class.

The conversion price of the series D convertible preference shares is subject to certain anti-dilution adjustments and in the event that the sale of the Company’s ordinary shares in a firm commitment underwritten public offering pursuant to a registration statement filed with the SEC closes after March 31, 2007 and the return per Series D convertible preference share in connection with such public offering is less than $5.48, which is two times the original purchase price of $2.74, then the conversion price shall be adjusted to be half of the per share offering price of the public offering. This special conversion price adjustment feature was removed in May 2007.

Voting rights:

Each convertible preference share has voting rights equivalent to the number of ordinary shares to which it is convertible.

Dividends:

Each Series A, B, C and D convertible preference share has a fixed and non-cumulative dividend of $0.036, $0.06, $0.08 and $0.22, respectively. The holders of Series A, B, C and D convertible preference shares shall be entitled to receive the dividends in preference to the holders of ordinary shares on a pari passu basis, when and if declared by the board of directors. Such dividend shall be payable when declared by the board of directors. No dividends had been declared prior to the conversion of such shares into ordinary shares.

Liquidation preference:

In the event of any liquidation, dissolution or winding up of the Company, as defined, the holders of Series A, B, C and D convertible preference shares shall receive $0.45 per share, $0.75 per share, $1.01 per share and $2.74 per share, respectively, plus all declared but unpaid dividends. Such amounts will be adjusted for any stock split, stock dividends and recapitalizations.

Ordinary shares

As of December 31, 2006 and 2007, the Company had issued 11,900,000 ordinary shares to its founders under restricted stock purchase agreements. Pursuant to these agreements, the Company has the right to repurchase the unvested ordinary shares in the event of termination of employment at its original purchase price. In April 2004, the Company repurchased 796,875 shares of unvested ordinary shares and 900,000 vested ordinary shares at the purchase price of $0.0001 per share and $0.475 per share, respectively, from a Company executive and founder. As of December 31, 2004, there were a total of 974,072 shares of restricted ordinary shares subject to the repurchase option. There were no restricted ordinary shares subject to the repurchase option as of December 31, 2006 and 2007.

In June 2007, the Company offered 8,000,000 shares of American Depositary Shares (“ADSs”), representing 24,000,000 ordinary shares, at $14 per ADS to the public, and raised proceeds of 100,197,292, net of issuance costs of $11,802,708. The Company’s ADSs are traded on the NASDAQ in the United States.

13. STOCK OPTIONS

In 2001, the Company adopted the 2001 Stock Plan (the “Plan”). The Company originally reserved 5,100,000 shares of ordinary shares for issuance to employees, directors and consultants under the Plan. As of December 31, 2006 and 2007, the authorized number of shares issuable under the Plan was increased to 34,798,045 and 35,922,737, respectively. Options granted under the Plan may be incentive stock options or nonqualified stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options can only be granted to employees. The term of the options shall not exceed ten years from the date of grant. For incentive stock options granted to employees and nonqualified stock options granted to service providers owning shares of the Company representing more than 10% of the voting power, the exercise price per share at the time of the grant cannot be less than 110% of the fair market value of the Company’s ordinary share on the date of grant. The exercise price per share for incentive stock options granted to other employees should be no less than 100% of the fair market value of the Company’s ordinary share on the date of grant. For nonqualified stock options granted to service providers, the exercise price should be no less than 85% of the fair market value of the Company’s ordinary share on the date of grant. Options granted under the Plan generally vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter.

The Company recorded compensation expense of $550,840 for the year ended December 31, 2005 in accordance with APB 25. The Company adopted the provisions of SFAS 123 (R) effective January 1, 2006 and recorded compensation expense of $2,222,656 and $5,757,865 for the years ended December 31, 2006 and 2007, respectively.

The following is a summary of activities under the Plan in 2007:

	Number of options issued and outstanding	Weighted average exercise price
Balance at December 31, 2006	24,801,600	$1.01
Granted (weighted average fair value of $2.18 per share)	6,522,533	$3.76
Exercised	(3,119,281)	$0.36
Cancelled	(1,113,661)	$1.80

Balance at December 31, 2007	27,091,191	$1.71

Additional information regarding options outstanding as of December 31, 2007 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Options outstanding	27,091,191	$1.71	7.94 years	$3,213,702
Options vested or expected to vest	18,763,416	$1.66	7.87 years	$2,291,034
Options exercisable	12,737,592	$1.02	7.12 years	$1,854,568

As of December 31, 2007, there was $13,900,552 in unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 1.51 years.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $0.33, $1.06, and $2.19, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007, was $30,050, $236,154 and $458,623, respectively.

The Company values options using the Black-Scholes option pricing model. The following assumptions were used in determining the fair value of the options for the years ended December 31, 2005, 2006 and 2007, respectively.

	Year ended December 31,
	2005	2006	2007
Risk-free rate of return	4.59%	4.65%	4.60%
Expected life	5.10-5.54 years	6.30 years	6.30 years
Expected volatility rate	65%-73%	58%-60%	53%-56%
Dividend yield	Nil	Nil	Nil

Prior to the Company’s initial public offering on June 27, 2007, the Company estimated the fair value of the Company’s ordinary shares by weighing the market multiple methodology and the discounted cash flow methodology equally. The Company’s total equity value was then allocated among the Company’s preference shares and ordinary shares.

For the market multiple methodologies, the Company considered the profile and performance of seven publicly traded semiconductor companies deemed comparable to our company. The Company applied an enterprise-value-to-revenue multiple as the metric. Adjustments to the ratio were made by taking into consideration several factors, including the differences between the Company and the comparable companies in terms of revenue growth rate, profitability, the Company’s leading position in TD-SCDMA technology, proximity to manufacturing base for wireless handsets and market opportunity.

For the discounted cash flow methodologies, the Company forecasted its net cash flow annually through 2010 and assigned a terminal multiple to the terminal EBITDA value in 2010. The net cash flow was then discounted to the present using a risk-adjusted discount rate by equity investors in the technology industry.

The Company used an option-based methodology to allocate its estimated aggregate equity value among its convertible preference shares and ordinary shares. The Company first assigned a value to its convertible preference shares and then analyzed the ordinary shares as an option using the Black-Scholes option pricing model. The Company considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. The Company used two scenarios to value the ordinary share: one scenario assumed an initial public offering in which the convertible preference shares would lose their liquidation preference and participation rights and a second scenario in which the convertible preference shares would retain their rights and privileges. The probability of the scenario represents management’s expectation in addition to other outside factors such as an open initial public offering window and the potential for receiving a competitive merger and acquisition offer in lieu of an initial public offering.

Non-employee Stock Options

In 2005, 2006 and 2007, the Company issued options to consultants to purchase 171,000, 1,088,286, and 350,000 shares of ordinary shares at exercise prices in the range of $0.30—$3.96 per share. The options issued have 25% cliff vesting on their first anniversary, and the remaining shares vest 1/48 per month thereafter. The options expire 10 years from the date of grant.

The Company recorded share-based compensation expense of $22,757, $268,685 and $392,380 relating to the non-employee option grants for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, 1,758,140 and 728,765 non-employee options were outstanding and exercisable, respectively.

Stock Reserved for Future Issuance

As of December 31, 2007, the Company reserved the following shares of authorized but unissued ordinary shares for future issuance:

Stock options outstanding	27,091,191
Stock options available for grant	2,094,297

29,185,488

14. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Company is required to maintain two statutory reserves (collectively, “PRC statutory reserves”): a general reserve fund and a staff welfare and bonus fund, which are non-distributable. The Company’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. The Company’s PRC subsidiaries are also required to allocate a portion of their net profit after taxation to their staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of net profit to Holding in the form of dividends.

As of December 31, 2006 and 2007, no appropriation of PRC statutory reserves was made as the Company’s PRC subsidiaries had not made any profit.

15. RETIREMENT PLAN

The Company’s local PRC employees are entitled to a retirement benefit, based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed pension plan equivalent to 22.0-22.5% of the monthly basic salary of current local PRC employees. Local PRC employees are required to make contributions equivalent to 8% of their basic salary. The Company’s contribution to the pension plan was $440,941, $700,548 and $1,257,668 for the years ended December 31, 2005, 2006 and 2007, respectively. The retirement benefits do not apply to expatriate employees.

In August 2001, the Company adopted a 401(k) plan for its expatriate employees and employees of the US subsidiary whereby eligible employees may contribute up to 15% of their compensation, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. The Company is not required to, and has not contributed to, the 401(k) Plan.

16. RECONCILIATION OF BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31,
	2005	2006	2007
Net income (loss) attributable to holders of ordinary shares—basic and diluted	$(11,679,168)	$14,385,822	$21,067,078

Weighted average shares outstanding—basic	13,523,034	15,015,724	73,037,662
Convertible preference shares	—	77,370,624	40,341,978
Warrants	—	1,252,336	420,427
Stock options	—	8,388,989	14,945,018

Weighted average shares outstanding—diluted	13,523,034	102,027,673	128,745,085

Income (loss) per share—basis	$(0.86)	$0.96	$0.29
Income (loss) per share—diluted	$(0.86)	$0.14	$0.16

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

For the year ended December 31, 2005, ordinary share equivalents outstanding of 80,392,080 shares, including convertible preference shares, warrants and stock options, were excluded in the computation of diluted loss per share, respectively, as their effect would have been antidilutive due to the net loss reported in such period. Outstanding stock options of 11,935,556 and 6,322,899 shares were excluded in the computation of diluted earnings per share in 2006 and 2007, respectively, due to their antidilutive effect.

17. COMMITMENTS

Operating lease as lessee

The Company has entered into operating leases for certain office space and equipment, some of which contain renewal options. As of December 31, 2007, future minimum lease payments under non-cancelable operating leases were as follows:

Years Ending
December 31, 2008	$671,125
December 31, 2009	342,405

Total minimum lease payments	$1,013,530

Rental expense under operating leases totaled $792,293, $1,110,328, and $1,045,864, for the years ended December 31, 2005, 2006 and 2007, respectively.

Outstanding standby letters of credit

The Company has arranged for a bank to establish two standby letters of credit in favor of two vendors, in the aggregate amount of $2.5 million. These standby letters of credit may be drawn down only in the event that the Company fails to comply with the terms and conditions of its agreements with the vendors. The bank will withdraw an equal amount directly from the Company’s account maintained with that bank in the event of a draw down. One of the letters of credit of $1.5 million expired in December 2006 while the other one of $1 million with expiration date in March 2008.

18. SUBSEQUENT EVENTS

On January 15, 2008, the Company completed the acquisition of Quorum Systems, Inc. (“Quorum”), a US-based fabless semiconductor company specialized in the design of highly integrated CMOS radio frequency transceivers, for $55 million in cash, $15 million in stock, subject to purchase price adjustment, as defined, and up to $6 million in cash for performance based earn-outs expected to be achieved within two years from January 2008.

On January 24, 2008, the Company entered into a payment agreement with the Real Estate Company to indicate the Company’s intent of purchasing 40 residential units for approximately RMB23.9 million (approximately $3.3 million), of which RMB8.5 million (approximately $1.2 million) was deducted from the RMB20 million retained by the Real Estate Company (see note 6) and RMB10 million (approximately $1.4 million) was paid on January 30, 2008. The remaining balance of RMB5.4 million (approximately $0.7 million) will be paid at a later date to be determined by the Company and the Real Estate Company.

On March 17, 2008, the Company’s board of directors authorized, and the Company announced, a program to repurchase up to 2,274,066 of its ADSs representing 6,822,198 of its ordinary shares. The Company’s ADSs were repurchased in the open market pursuant to a Stock Repurchase Agreement, or SRA, with Morgan Stanley & Co. Incorporated, or Morgan Stanley, dated March 17, 2008. The SRA appointed Morgan Stanley to repurchase the Company’s ADSs beginning on April 2, 2008 and ending on the earlier of (i) a notice of termination from us, (ii) the date on which aggregate purchases totaled 2,274,066 ADSs or $20,000,000, or (iii) June 30, 2008. The Company terminated the SRA on June 5, 2008 after repurchasing 1,784,848 ADSs for an aggregate price of approximately $14.9 million (including commissions paid to Morgan Stanley).

In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) in Beijing Spreadtrum to increase Beijing Spreadtrum’s registered capital. In June 2008, Beijing Spreadtrum completed its registration with the applicable local Administration for Industry and Commerce for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Beijing Spreadtrum, and each of the three PRC national shareholders now owns approximately 20.7% of the equity interest in Beijing Spreadtrum.

*  *  *  *  *