Form 20-F
period 2008-12-31
SPREADTRUM COMMUNICATIONS INC
filed 2009-06-30
CIK 1287950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

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

Dr. Leo Li, President and Chief Executive Officer

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this report. 138,215,537 ordinary shares, par value US$0.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This Annual Report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2008, which was RMB 6.8225 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See Item 3.D “Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of RMB may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 26, 2009, the noon buying rate was RMB 6.8330 to $1.00.

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

GLOSSARY OF TECHNICAL TERMS

2G/2.5G	2G/2.5G refers to the second generation wireless communications standard, which includes GSM, CDMA, i-DEN, TDMA, GPRS and CDMA2000 1x.

3G	3G refers to the third generation wireless communications standard, which includes WCDMA/UMTS, CDMA 2000 1xEV-DO and TD-SCDMA.

AAC	Advanced Audio Coding. AAC is a standardized, lossy digital audio compression scheme. AAC was designed as an improved-performance codec relative to MP3. AAC was promoted as the successor to MP3 for audio coding at medium to high bitrates.

AAC+	An enhanced AAC format that delivers sound in as little as 32 kbps.

AVS	Audio Video Coding Standard. AVS is a video compression technique developed by PRC companies and supported by the PRC government.

Bluetooth	An open industry standard for providing short-range and low speed wireless transmission of digital voice and data in the 2.4GHz band. This standard supports both point-to-point and multipoint applications.

CDMA	Code Division Multiple Access. A digital technology that assigns codes to data being transmitted, allowing more efficient usage of spectrum in comparison to TDMA or FDMA based technologies.

cdmaOne	The original 2G-based CDMA technology (also known as IS-95A/B).

CDMA2000 1x	A 2.5G/3G CMDA technology that doubles voice capacity in comparison to cdmaOne and also supports high-speed data of up to 153 kbps peak rates.

CDMA2000 1xEV-DO	A data optimized improvement to CDMA2000 1x that provides peak data rates of up to 2.4 Mbps.

CMMB	China Multimedia Mobile Broadcasting. A mobile television and multimedia standard developed and specified in China by the State Administration of Radio, Film, and Television (SARFT), which has been described as being similar to Europe’s DVB-SH standard for digital video broadcasting from satellites to handheld devices.

CMOS	Complementary Metal Oxide Semiconductor. Currently the most common integrated circuit fabrication process technology. CMOS is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

DMB-T	Digital Multimedia Broadcasting—Terrestrial. DMB-T is a digital terrestrial television broadcasting standard that has been adopted as China’s national standard for terrestrial television.

EDGE	Enhanced Data rates for GSM Evolution. A 2.75G upgrade to GPRS that provides higher data rates (up to three times the throughput) by using improved modulation and coding techniques to the packet switched technology.

FDMA	Frequency Division Multiple Access or FDMA is an access technology that is used by radio systems to share the radio spectrum. The terminology “multiple access” implies the sharing of the resource among users, and the “frequency division” describes how the sharing is done: by allocating users with different carrier frequencies of the radio spectrum.

FTA	Full Type Approval. FTA is the official certificate of conformance to GSM/GPRS standards specified by the Global Certification Forum.

GCF	GCF certification is a certification based on requirements defined by the Global Certification Forum, an independent industry body, which provides network compliancy requirements and testing for GSM mobile devices.

GPRS	General Packet Radio Service. A data focused upgrade to GSM which introduces packet switching to the normally circuit switched technology. This allows data to be transferred only when information is actually being sent or received rather than occupying an entire circuit as GSM does normally during voice conversations.

GSM	Global System for Mobile communication. A TDMA-based 2G standard, which allows eight channels per frequency band.

H.264	Also known as MPEG-4 AVC (Advanced Video Coding), H.264 is a video compression that offers significantly greater compression than its predecessors. In addition to improvements in perceptual quality, the standard is expected to offer up to twice the compression of the current MPEG-4 ASP (Advanced Simple Profile). This standard can provide DVD-quality video at under 1Mbps, and is considered promising for full-motion video over wireless, satellite, and ADSL Internet connections.

HSDPA	High Speed Downlink Packet Access. Also known as (i) WCDMA Release 5, an advancement on WCDMA which improves throughput to peak data rates of 14 Mbps, or (ii) TD-SCDMA Release 5, an advancement on TD-SCDMA which improves throughput to peak data rates of 2.8 Mbps with 1.6 MHz frequency bandwidth.

HSUPA	High Speed Uplink Packet Access. As specified in (i) WCDMA Release 6, an advancement on WCDMA which improves uplink throughput to peak data rates of 5.7 Mbps, or (ii) TD-SCDMA Release 7, an advancement on TD-SCDMA which improves uplink throughput to peak data rates of 2.2 Mbps with 1.6 MHz frequency bandwidth.

Java	An object-oriented software programming language that can be executed on many operating systems.

JPEG	Joint Photographic Experts Group. JPEG is a standards committee that designed an image compression format. The compression format they designed is known as a lossy compression in that it deletes information from an image that it considers unnecessary. JPEG files can range from small amounts of lossless compression to large amounts of lossy compression

Mixed-signal	The combination of analog and digital technology on one integrated circuit.

Motion JPEG	Motion JPEG is an informal name for multimedia formats where each video frame or interlaced field of a digital video sequence is separately compressed as a JPEG image.

MP3	MPEG Level 3 is an audio file format, based on MPEG (Moving Picture Expert Group) technology. It creates very small files suitable for streaming or downloading over the Internet.

MPEG4	Moving Picture Experts Group Compression Standard Version 4. MPEG4 is a technology for compressing voice, video and related control data and is one of the MPEG (Moving Pictures Experts Group) international standards.

OFDM	Orthogonal Frequency Division Multiplexing. OFDM is an FDM modulation technique for transmitting large amounts of digital data over a radio wave. ODFM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver. OFDM reduces the amount of crosstalk in signal transmissions.

PTCRB	PCS Type Certification Review Board.

RISC	Reduced Instruction Set Computing. A type of processor architecture that processes programs more quickly than conventional microprocessors by using smaller, faster, less complex sets of instructions.

TCP/IP stack	An implementation of the TCP/IP communications protocol. Network architectures designed in layers, such as TCP/IP, OSI (Open System Interconnection) and SNA (Systems Network Architecture) are called “stacks.”

TD-SCDMA	Time Division Synchronous Code Division Multiple Access. A 3G standard mainly focused on the China market that uses Time Division Duplex (unpaired) in comparison to Frequency Division Duplex (paired) transmission in order to improve data throughput potential.

TDMA	Time Division Multiples Access. The general term refers to a technology which assigns certain time slots to bits of data in order to increase the throughput on a given frequency band. TDMA also refers to the 2G technology also known as D-AMPS (IS-54) Global Mobile Systems 26 May 2004 89 and Digital PCS (IS-136) which splits each frequency band into three channels thereby tripling the available bandwidth.

UMTS	Universal Mobile Telecommunications System. A 3G standard that uses WCDMA technology with a data capacity of up to 2Mbps.

USB	Universal Serial Bus. A serial bus standard to connect devices that is commonly used in wireless handsets.

WCDMA	Wideband Code Division Multiple Access. Also known as UMTS, a 3G technology that uses CDMA based technology with a wider spectrum (5 MHz carriers versus 1.25 MHz for CDMA) to provide higher data throughput rates. Peak rates of up to 2 Mbps in local areas and 384 kbps in wide areas possible based on the standard.

WMA	Windows Media Audio. WMA is a proprietary compressed audio file format developed by Microsoft Corporation.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required.

Item 2.	Offer Statistics and Expected Timetable

Not required.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP” or “GAAP”).

Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	As of or for the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	$12,935	$38,269	$107,075	$145,466	$109,937
Cost of revenue	10,025	29,632	63,476	79,969	68,033

Gross profit	2,910	8,637	43,599	65,497	41,904

Operating expenses:
Research and development	10,171	14,353	18,521	32,297	42,877
Selling, general and administrative	4,257	7,021	11,254	16,282	21,998
In-process research and development expense acquired per Quorum acquisition	—	—	—	—	6,612

Impairment loss of goodwill	—	—	—	—	32,345

Impairment loss of long-lived assets	—	—	—	—	17,984
Provision for loss commitment	—	—		—	3,013

Income (loss) from operations	(11,518)	(12,737)	13,824	16,918	(82,925)

Other income (expenses)	242	590	1,617	5,166	4,448

Income (loss) before income taxes	(11,276)	(12,147)	15,441	22,084	(78,477)

Income tax expense (benefit)	92	(468)	1,055	1,017	201

	As of or for the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share and per ADS data)
Net income (loss)	$(11,368)	$(11,679)	$14,386	$21,067	$(78,678)

Earnings (loss) per ordinary share:
Basic	$(0.87)	$(0.86)	$0.96	$0.29	$(0.60)
Diluted	$(0.87)	$(0.86)	$0.14	$0.16	$(0.60)
Earnings (loss) per ADS:
Basic	$(2.62)	$(2.59)	$2.87	$0.87	$(1.79)
Diluted	$(2.62)	$(2.59)	$0.42	$0.49	$(1.79)
Weighted average number of ordinary shares used in earnings (loss) per share calculations
Basic	13,036,959	13,523,034	15,015,724	73,037,662	131,510,359
Diluted	13,036,959	13,523,034	102,027,673	128,745,085	131,510,359

Consolidated Balance Sheet Data
Cash	$30,636	$37,755	$47,254	$157,038	$57,762
Total assets	41,833	64,040	104,102	236,922	152,878
Total liabilities	7,919	41,018	45,160	49,026	31,461
Preferred shares	61,267	61,267	80,201	—	—
Total shareholders’ equity	$33,914	$23,022	$58,942	$187,896	$121,417

See note 20 of the Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per equivalent ADS.

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

	Low	High
Per U.S. Dollar
2006	7.8041	8.0702
2007	7.2946	7.8127
2008	6.7800	7.2946
January 2009	6.8225	6.8403
February 2009	6.8241	6.8470
March 2009	6.8240	6.8438
April 2009	6.8180	6.8361
May 2009	6.8176	6.8326
June 2009 (through June 26)	6.8264	6.8371

On June 26, 2009, the noon buying rate for the RMB expressed in RMB per U.S. dollar per was RMB 6.8330.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risk factors could materially and adversely affect our future operating results, and could cause actual events to differ materially from those predicted in our forward looking statements relating to our business.

Risks Related to Our Business

Changes in economic conditions could adversely affect our business.

Businesses in virtually all industries are dealing with an economic environment that may be unprecedented in terms of the rate and pace of change in end-market demand and global economic uncertainty. The stress experienced by global capital markets, which began in the second half of 2007 and continued and substantially increased during 2008, is continuing into 2009. Specifically, there has been a significant reduction in the availability of credit, increased rates of default and bankruptcy, decreased consumer spending and a substantial decline in most major equity markets. In addition, there has been nearly unprecedented volatility in global capital and banking markets as well as in currency markets in certain countries. A continued decline in global economic activity and the resulting volatility in the capital markets could adversely affect our financial condition and results of operations.

The global economic conditions and credit crisis may well accelerate or exacerbate the effect of the various risk factors described in this Annual Report as well as result in other unforeseen events that will affect our business and financial condition.

We do not expect to sustain our historical rates of growth in revenue and our recent rates of decline in revenue may continue.

We have historically experienced significant growth in revenue since 2003. However, in 2008 we have experienced dramatic rates of decline in revenue, which may continue. Our revenue increased 179.8% from $38.3 million in 2005 to $107.1 million in 2006, 35.9% from 2006 to $145.5 million in 2007. However, our revenue declined 24.4% from 2007 to $109.9 million in 2008. Historically, our revenue growth reflected a substantial increase in our shipments of baseband semiconductors. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006, and phased out our module business in 2008. We began to ship our standalone baseband semiconductors in large volume in the third quarter of 2005, and we expanded our customer base and gained market share for our standalone baseband semiconductors during 2006 and 2007. However, recently we have experienced a dramatic decline in revenue starting from the third quarter of 2008. Our transition to becoming an established supplier of standalone baseband semiconductors contributed to this decline. More importantly, our business was adversely affected by the recent global economic conditions in 2008. In future periods, we do not expect to achieve similar rates of revenue growth as in our historical periods and our current rates of revenue decline may continue or worsen.

We have a history of losses and may not sustain or increase profitability in the future.

We incurred net losses of $11.4 million in 2004, $11.7 million in 2005, $31.3 million in the third quarter of 2008, $52.8 million in the fourth quarter of 2008, and $8.3 million in the first quarter of 2009. We have been profitable only from the first quarter of 2006 until the second quarter of 2008, and we may not be able to return to profitability in the future. To return to profitability, we will need to increase revenue while reducing our costs and expenses. In addition, our competitors’ behavior and strategies may affect our margins. We expect our research and development and selling, general and administrative expenses to increase to support efforts to grow revenue. If our revenue does not increase substantially or if we do not succeed in reducing our operating costs, we may continue to incur losses in the future. If we do not increase profitability on a quarterly and annual basis or if we otherwise fail to meet the expectations of securities analysts or investors, the market price of our ADSs will likely decline.

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

Our quarterly and annual operating results may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and profit margins may be significantly different from our historical or projected figures. Our quarterly and annual operating results in future periods may fall below expectations. Any of these events could cause the market price of our ADSs to decline. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	our ability to increase revenue and reduce operating costs;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	the adoption of new wireless industry standards or changes in our regulatory environment;

•	the announcement or introduction of new or enhanced products by us or our competitors;

•	the unpredictable volume and timing of customer orders, and subsequent delays and cancellations of customer orders;

•	our ability to stabilize revenue and costs by entering into long term agreements with customers and suppliers;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	changes in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

•	changes in the average selling prices of our products in relation to the cost of delivery of such product;

•	changes in the availability of capacity of our semiconductor manufacturing service providers; and

•	the overall cyclicality of the semiconductor industry and seasonality in sales of wireless handsets into which our products are incorporated.

In addition, we base our planned operating expenses, including research and development expenses, hiring of additional personnel and investments in inventory, in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. If our operating results in future quarters fall below the expectations of securities analysts or investors, the market price of our ADSs will likely decline significantly. Because of our limited operating history and the fluctuations in our operating results, our historical operating results may not be useful in predicting our future operating results.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We currently sell substantially all of our products to brand manufacturers, independent design houses, or IDHs, vendors who specialize exclusively in the design of wireless handsets based on customer specifications, and original design manufacturers, or ODMs, contract manufacturers who use their own designs and intellectual property to develop and manufacture wireless handsets for customers. We primarily compete in China with baseband processor solutions providers, such as Infineon Technologies AG, or Infineon, MediaTek, Inc., or MediaTek, NXP Semiconductors, or NXP, and Texas Instruments Incorporated, or Texas Instruments. We also compete in the Chinese 3G market with baseband processor solutions providers such as T3G Technology Co., Ltd., Datang Mobile Communications, and Chongqing Chongyou Information Technology (Group) Co., Ltd. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom Corporation, or Broadcom, and Qualcomm Incorporated, or Qualcomm. Most of our current and potential competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. This provides them with competitive advantages and their significantly greater resources may enable them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or wireless industry standards or changes in customer requirements. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

Our future growth depends in part on building relationships and achieving additional design wins with leading international and Chinese customers. If we cannot establish these relationships and achieve future design wins, our ability to grow may be limited.

We intend to pursue relationships with leading international and Chinese customers. We anticipate that these relationships will require us to make modifications to our products that involve significant technological challenges, as well as participate in lengthy field trials and extensive qualification programs. We cannot assure you that these efforts would result in a design win, where our product is incorporated into a customer’s initial product design, or that any such design win would lead to production orders. We also expect that these types of customers would place considerable pressure on us to meet their tight development schedules. In addition, these types of customers often require extensive, localized customer support, which will require us to significantly expand our customer support organization. We may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects and may not generate a meaningful return on investment. Delays in development of these projects could impair our relationships with existing customers and negatively impact sales of the products under development. If we cannot achieve design wins in the future with leading international and Chinese customers, our ability to grow may be limited.

We do not have long-term purchase commitments from our customers, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We sell a portion of our products to IDHs and ODMs, who integrate our baseband semiconductors into wireless handsets and other forms of wireless terminals such as wireless desktop phones, data cards and other forms of TD-SCDMA products that they supply to their customers. We have limited visibility as to the volume of our products that our IDH and ODM customers are selling to their customers or carrying in their inventory. We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by the semiconductor manufacturing service providers we use to manufacture, assemble and test our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our semiconductor manufacturing service providers to start manufacturing, assembling and testing our products based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue from these products until they are shipped to customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated revenue. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell. We expect to record inventory write-downs in the future as part of our normal course of business. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a result, our results of operations may fluctuate significantly from period to period in the future.

If TD-SCDMA is not widely adopted, or if the deployment of TD-SCDMA in China is slower than we expect, our growth will be adversely affected.

We have invested substantial time and resources in developing products that support TD-SCDMA. The market for 3G wireless handsets that support TD-SCDMA is new and its potential is uncertain. The development of this market depends upon many factors, including the development of 3G wireless networks that support TD-SCDMA and the commercial acceptance of 3G wireless handsets that support TD-SCDMA. In January 2009, 3G licenses were issued to the three network operators in China. China Mobile Communications Corporation, or CMCC, received the TD-SCDMA license, China United Telecommunications, or China Unicom received the WCDMA license, and China Telecommunications, or China Telecom, received the CDMA2000 license. We cannot assure you that TD-SCDMA will be adopted by other countries as their 3G standard. China is one of the first countries that is testing 3G wireless networks that support TD-SCDMA, and if the market in China fails to develop successfully, the commercial acceptance and adoption of TD-SCDMA as a worldwide 3G standard likely will be affected adversely. We are unable to predict the growth rate with accuracy, if any, of this market. Our growth depends in part upon the timely development of the market for 3G wireless handsets that support TD-SCDMA, which is affected by the wide adoption of TD-SCDMA. Even if the market for 3G wireless handsets that support TD-SCDMA develops, our success depends upon the selection by existing and potential customers of our products for use in their 3G wireless products. If this market does not develop in a timely manner or our products are not selected by customers, the growth and success of our business will be adversely affected.

We may not be able to increase and maintain international market demand for our products.

Substantially all of our sales currently are derived from customers in the PRC, Hong Kong and Macau, and the penetration of markets outside of these markets will be important to our future success. We have Samsung as a customer, but may not be able to increase and maintain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued by, other countries may require us to redesign our existing products, develop new products or obtain patent licenses to sell into those countries. For example, foreign governments may impose regulations or standards with which our baseband semiconductors do not comply, or may make frequencies available in bandwidths in which our products do not operate. In addition, we or our customers may be required to obtain patent licenses, which may not be available on commercially reasonable terms or at all. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we may experience losses or declines in sales, which would negatively affect our revenue. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our operating results may not meet market expectations due to reduced sales, delay or loss of significant customer orders, or delays in customer payments.

Our top five customers for the year ended December 31, 2006 collectively accounted for 40.4% of our revenue. For 2006, one customer accounted for 14.5% of our revenue and no other single customer accounted for more than 10.0% of our revenue for such period. For 2007, two customers each accounted for more than 10.0% of our revenue: 37.1% and 10.6% respectively. For 2008, two customers each accounted for more than 10.0% of our revenue: 30.6% and 28.5% respectively. If we fail to successfully sell our products to one or more of our significant customers in any particular period or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline, and our operating results may not meet market expectations. Also, many of our current customers are smaller companies and if those customers order our products, but fail to pay on time or at all, we may incur bad debts and our operating results could be adversely affected. Furthermore, as we pursue relationships with leading international brand manufacturers, we may become dependent on a small set of customers as we focus our resources on those customers. If these customers purchase fewer products, our operating results could be adversely affected.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. Our sales cycles typically range from four to nine months, depending on the type of customer. We typically need to obtain a design win, where our product is incorporated into a customer’s wireless handset design, to receive purchase orders. In some cases, due to the rapid growth of new wireless handset applications and products, this process can be time-consuming and requires substantial investment of our time and resources. During the four to nine-month sales cycle, our customers may need three to six months or longer to test, evaluate and design our products into their wireless handsets. Following a design win, our customers may need an additional one to three months or more to begin volume production of the wireless handsets that incorporate our products. There can be no assurances that a design win will result in volume shipments of our products. Changes in design will also delay our normal sales cycle. Additionally, we may commit our limited resources to a customer’s wireless handset design that does not result in volume shipments at the expense of other customers’ wireless handsets that could have resulted in volume shipments. Because of this lengthy sales cycle and the uncertainty regarding volume shipments of our products, it is difficult for us to forecast our revenue, which increases the variability of our operating results. In addition, it is possible that we may not generate sufficient, if any, revenue from these products to offset the selling and administrative costs and investment of resources in anticipation of customer orders.

Our success depends upon our customers’ ability to successfully sell their products.

Our baseband semiconductors and radio frequency transceivers are incorporated into our customers’ wireless handsets. If any of our customers are unsuccessful in their wireless handset sales, whether due to lack of market acceptance of their products, shortage of component supplies, slowdown in sales of wireless handsets, excess inventory in the sales channels into which our customers sell their wireless handsets, changes in the wireless handset supply chain or otherwise, our sales of baseband semiconductors could be adversely affected. Accordingly, our success depends on our customers’ success in their business. Brand manufacturers, IDHs and ODMs have historically accounted for substantially all of our revenue. We are not certain whether these customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.

If CMMB is not one of the mobile television standards deployed in China, or if the deployment of mobile television in China is slower than we expect, sales of our mobile television semiconductor product will be adversely affected.

We have developed a mobile television processor solution that supports the CMMB mobile television standard, which is a standard adopted in China. However, depending on which mobile television standards are promoted and deployed in China, sales of our mobile television semiconductor products that support CMMB may be negatively impacted. In addition, if the mobile television market does not develop in a timely manner or our mobile television semiconductor product is not selected by customers, the growth and success of our business in the mobile television market will be adversely affected.

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

TSMC, the foundry upon which we currently rely to manufacture most of our semiconductors, and ASE and SPIL, the independent assembly and testing service providers upon which we currently rely to assemble and test most of our semiconductors, have substantial operations located in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes and typhoons in recent years that caused significant property damage and loss of life. In addition, TSMC, ASE and SPIL are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region, maintaining smooth relations with the PRC and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu and swine flu. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

Increases to the prices charged by the foundries and assembly and testing service providers upon which we rely may adversely affect our business and operating results.

The foundries and the independent assembly and testing service providers upon which we currently rely to manufacture, assemble and test our semiconductors indicated in 2008 that they intend to raise their prices. If they do so and we are unable to pass on the higher costs of manufacturing, assembly and testing to our customers, we will experience declines in our gross margins.

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

Some of the components, materials and software used in our products are purchased or licensed from a single supplier and it is difficult for us to redesign our products to incorporate other components, materials or software. For example, we have incorporated digital signal processing cores licensed from CEVA Technologies Inc., or CEVA, RISC processor cores licensed from ARM Ltd., or ARM, 3G protocol stack software that we co-developed with Sasken Communication Technologies Limited, or Sasken, and 3G technology from InterDigital Communications, LLC, or InterDigital, and its affiliate. Loss or termination of the licenses for the cores or protocol stack software would have a material adverse impact on the manufacture of our products, and modifying our products for new cores or software will take a significant commitment of engineering time and resources and we may not be successful in doing so. If any vendor terminates our license to use the cores or software, or is unable to deliver components or materials used in our products, in accordance with our requirements, we may not be able to find alternative sources on favorable terms and in a timely manner, or at all. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In the first half of 2009, three of our executive officers, our former Chief Executive Officer, former Chief Financial Officer and former Vice President of Operations, departed. In the end of 2008 and the first half of 2009, some key engineers departed. Our engineers and other technical personnel are critical to our future technological and product innovations. If one or more of our senior executives or other key personnel depart or are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Any of these employees could leave our company with little or no prior notice and would be free to work for a competitor, although we do have some non-compete protection provisions with certain employees. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. We do not have “key person” life insurance policies covering any of our employees. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products as well as our overall business and growth prospects. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacement for key personnel. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is very limited. We cannot assure you that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, as we are still a young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

We may not be able to manage effectively our changes in operations.

Our employees increased from 416 as of December 31, 2005 to 768 as of December 31, 2007, but have since declined to 674 as of December 31, 2008. We expect to adjust the composition of our engineering team in certain areas in the near future to meet changing customer demands. As we pursue relationships with leading international brand manufacturers and maintain and expand our relationships with our existing customers, suppliers and other third parties, we expect to accommodate any growth by adjusting our sales and customer support organization in certain areas. In addition, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our record keeping and our accounting, contract tracking, order processing, sales tracking, customer support and other internal management systems. All of these measures will require substantial management efforts and the dedication of additional resources. We cannot assure you that we will be able to implement these measures successfully or effectively manage our growth. Any failure to do so may adversely and materially affect our business.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products if these claims are successful.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The wireless communications industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, and a large number of companies that hold significant number of patents related to GSM, GPRS, CDMA and 3G standards, such as TD-SCDMA, WCDMA/UMTS and CDMA2000, and related technologies. For example, in June 2007, we received a letter from Siemens AG, or Siemens, notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us, and, in March 2009, we received a letter from Ericsson AB, or Ericsson, notifying us that Ericsson claims to own certain essential patents covering the GSM, GPRS, EDGE and WCDMA standards and offering to license such patents to us. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our baseband semiconductors, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of May 31, 2009, we owned 45 patents and had 375 pending patent applications in China, we owned 23 patents and had 29 pending patent applications in the United States and we had 11 pending patent applications in Europe and 5 pending patent applications under the Patent Cooperation Treaty, or PCT. We acquired co-ownership of 20 patents and 10 pending patent applications in China. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us.

In addition, others independently may develop similar proprietary information and techniques, gain access to our intellectual property rights, disclose such technology or design around our patents. A large number of third parties hold patents or have patent applications pending that relate to core technologies used in wireless communication standards, including CDMA, FDMA, OFDM, TDMA and 3G standards. Additionally, we cannot assure you that any patent or registered trademark owned by us will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Moreover, foreign intellectual property laws may not protect our intellectual property rights.

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

We completed our acquisition of Quorum Systems, Inc., or Quorum, in January 2008. We have already integrated many aspects of Quorum into our business. However, this acquisition may require a significant amount of capital investment in the future, which would decrease the amount of cash available for working capital or capital expenditures. Our acquisition of Quorum entails a number of other risks that could materially and adversely affect our business, operating and financial results, including problems integrating Quorum’s personnel, operations, technologies or products into our existing business, need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, potential write-offs of acquired assets and goodwill, potential expenses related to the amortization of intangible assets, the diversion of management resources from other strategic and operational issues, and the inability to retain key employees of Quorum. If we are unable to generate significant amounts of revenue from Quorum’s products in the near future, we may suffer financial losses as a result of Quorum’s on-going operating expenses, expenses related to the amortization of intangible assets from the Quorum acquisition, and additional share-based compensation expenses related to the Quorum acquisition. Our failure to address the risks associated with our acquisition of Quorum may have a material adverse effect on our financial condition and results of operations.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. For example, we have acquired assets, including intellectual property and technology, from companies in China and have invested in a company in Xi’an, China. Also, we acquired land use rights for land adjacent to our corporate headquarters in Shanghai, China, in anticipation of future expansion capacity. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	adverse effects on existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in realizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	potential future impairment of our acquisitions or investments;

•	potential full or partial write-offs of acquired assets or investments and associated goodwill; and

•	potential expenses related to the amortization of intangible assets.

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

We do not have product liability, business disruption or other business insurance coverage for our operations in China or elsewhere. The insurance industry in China is still at an early stage of development and insurance companies in China currently offer limited business insurance products. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any business disruption, product liability or warranty claim, litigation or natural disaster may result in our incurring substantial costs and diversion of resources.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

As of March 15, 2009, our directors, executive officers, principal shareholders and their affiliated entities owned approximately 35.64% of our outstanding ordinary shares. These shareholders, acting individually or as a group, can exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

To date, substantially all of our revenue has been derived from the sale of products that support 2G and 2.5G wireless standards such as GSM and GPRS. Continued market acceptance of these products and diversification of our product portfolio will be critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by any decline in demand for our existing products, the introduction of products and technologies by our competitors that serve as a replacement or substitute for, or represent an improvement over, our existing products, technological innovations or new standards that our existing products do not address, or our inability to release enhanced versions of our existing products on a timely basis. We have begun to offer baseband semiconductors that support TD-SCDMA, an international 3G standard promoted by the PRC government, and are focusing a significant portion of our product design and sales and marketing efforts on products that comply with such standard. We also are devoting resources to the development of mobile television solutions and solutions that will support certain 2.5G wireless standards, including EDGE, and 3G wireless standards. If the wireless standards for which we are developing products are not widely adopted by the market, we may not be able to sell these 2.5G and 3G solutions and our revenue could decline. Because it is not practicable to develop products that comply with all current standards and standards that may be adopted in the future, our ability to compete effectively will depend on our ability to accurately select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. We may not have the financial resources to fund future innovations. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our revenue would decline, adversely affecting our operating results, business and prospects.

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

The PRC government has provided various incentives to companies incorporated in the PRC in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the forms of reduced tax rates, exemption from certain taxes, favorable lending policies, research grants and other measures. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were RMB10.3 million (approximately $1.3 million), RMB4.3 million (approximately $587,000) and RMB 25.3 million (approximately $3.7 million) in 2006, 2007 and 2008, respectively. For the years ended December 31, 2006, 2007 and 2008, $950,000, $859,000 and $2,234,764 were recorded as offsets to research and development expenses incurred, respectively. In April 2009, Spreadtrum Communications (Shanghai) Co., Ltd., or Spreadtrum Shanghai, received RMB 300 million (approximately $44 million) of new financing from a Chinese bank in the form of a fixed term loan. Spreadtrum Shanghai also received PRC government subsidy funds to cover almost all of the interest on borrowings under this bank loan. There can be no assurances that we will receive any subsidies in the future.

Since China joined the World Trade Organization, or WTO, in November 2001, some of its preferential tax treatments have been criticized as not being WTO-compliant. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a tax law named “Enterprise Income Tax Law,” or EIT Law, which took effect beginning January 1, 2008. Under the EIT Law, foreign-invested enterprises, or FIEs, and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transit to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the EIT Law, entities that qualify as high-technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. For more information regarding the Enterprise Income Tax Law and the Administrative Measures for Determination of High-Technology Enterprises, see “Item 5.A. Operating and Financial Review and Prospects—Taxation—PRC Tax.”

Additionally, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, as a PRC integrated circuit design enterprise, or ICDE, is exempt from enterprise income tax for two years starting from 2007, the year in which it first had positive accumulated earnings, and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. Since the EIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, Spreadtrum Shanghai was exempt from income taxes in 2008. For the three years of 2009, 2010 and 2011, its income tax rate will increase from 10% to 11% to 12%, respectively, because Spreadtrum Shanghai qualifies for a 50% reduction on the standard transitional tax rate of 20%, 22%, and 24%, respectively. Spreadtrum Shanghai received the preferential income tax rate of 15% as a “new and high technology enterprise supported by the state” from the relevant tax authorities in December 2008. Based on Circular 39—Circular on the Implementation of the Preferential Policies for Enterprise Income Tax During the Transition Period, which was issued by the PRC State Council, Spreadtrum Shanghai may apply the transitional tax rate during the transitional period and enjoy a 15% preferential tax rate after the transition period expires in 2012 if it continues to qualify as a “new and high technology enterprise strongly supported by the state”. Spreadtrum Communications Technology (Shanghai) Co., Ltd., or Spreadtrum Technology, as an FIE incorporated in the Shanghai Waigaoqiao Free Trade Zone, enjoyed a preferential enterprise income tax of 15% in 2007. Under the EIT Law, Spreadtrum Technology is no longer entitled to this preferential tax rate, and is therefore subject to a 18%, 20%, 22%, 24% tax rate from years 2008 through 2011, respectively, and a 25% uniform tax rate starting in 2012. Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd., or Spreadtrum Beijing, is no longer entitled to any preferential tax rate, and is therefore subject to a 25% uniform tax rate starting in 2008. Under our current tax structure, this change will increase our effective tax rate in future years.

There can be no assurances that Spreadtrum Shanghai and Spreadtrum Beijing will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the EIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. In addition, under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis. Any increase in our tax rate in the future could have a material adverse effect on our financial condition and results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our non-PRC resident subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. According to the Implementing Rules for the EIT Law, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Further, on April 22, 2009, the State Administration of Tax issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company chop and meeting minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this Notice, in determining the location of de facto management, “substance over form” principle should be followed. Since this Notice is issued to regulate PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the Notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

The majority of management functions are all performed outside PRC, and relevant documentations such as dual employment contracts of certain high-level management person have been implemented. As such, we believe that the risk of being deemed as a PRC tax resident should be low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which will include any dividend income we receive from our non-PRC resident subsidiaries, at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise previously in effect, which specifically exempted withholding tax on any dividends payable to non-PRC investors, the new EIT Law provides that dividends generated after January 1, 2008 and payable by an FIE to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are FIEs directly held by our subsidiaries in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation

promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Since the 2009 Notice is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent it will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up to take advantage of the preferential tax rates on dividends, the higher 10% withholding tax rate may apply to such dividends.

If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our ordinary shares or ADSs, or the gain you realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. In addition, dividends distributed from our PRC subsidiaries to our Hong Kong companies and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to our ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our FIEs do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2008, we have not recorded any withholding tax on the retained earnings of our FIEs in China.

If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected.

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

PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in the value of RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 2.0% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. Dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

We face risks related to health epidemics and outbreaks of contagious diseases, including swine influenza, avian influenza and SARS.

There have been recent reports of outbreaks of the H1N1 swine flu in North America, Europe and Asia, which have caused governments around the world to take measures to prevent the spread of the virus. An outbreak of swine flu or avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia (mainly the PRC), an outbreak of swine flu, avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations. If any of our employees are identified as a possible source of spreading the H1N1 virus, the avian flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could adversely affect our operations.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the wireless communications industry;

•	changes in the economic performance or market valuations of other companies in the wireless communications industry;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs;

•	general economic or political conditions in China; and

•	global economic and financial crisis.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, the net proceeds from our initial public offering and the RMB 300 million bank loan Spreadtrum Shanghai obtained in April 2009 will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through Spreadtrum Shanghai. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or these directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and in protecting your rights through the United States federal courts, because we are incorporated in the Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. As a result of all of the above, you may not be able to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

We have a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements apply to us for the first time in connection with this Annual Report on Form 20-F.

Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2008 due to a material weakness we identified. This material weakness, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. The material weakness we identified was: controls designed to ensure that significant non-routine transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis did not operate effectively. We believe this was in part caused by the significant turnover in finance related functions, including our Chief Executive Officer, Chief Financial Officer, financial controller, legal counsel, ERP System Director and IT Director. In addition, for some significant non-routine transactions and accounting estimates, we had inconsistent levels of detail on documentation, in part due to insufficient handover preparations during the personnel turnover.

We are in the process of implementing measures to resolve this material weakness and improve our internal and disclosure controls. We cannot assure you that we will be able to resolve this material weakness in a timely and effective manner, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

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

Our articles include the following provisions that may have the effect of delaying or preventing a change of control of our company:

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

•

Our board of directors has the right to elect directors to fill a vacancy on the board or as an addition to the existing Board, which prevents shareholders from having the sole right to fill vacancies on our board of directors.

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

We do not believe we were a PFIC for the taxable year ended December 31, 2008. Based on the current price of our ADSs, and the composition of our income and assets, we do not expect to be considered a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated as an exempted company under the laws of the Cayman Islands on April 11, 2001. Our legal name is Spreadtrum Communications, Inc. Since our inception, we have conducted our operations principally through our wholly-owned subsidiaries in China and the United States. Our principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-2727. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. We also have branch offices in Beijing and Shenzhen, People’s Republic of China, and subsidiaries in San Diego, California, United States of America. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 225 W. 34th Street, Suite 910, New York, New York 10122.

We are a holding company and conduct our operations primarily through our indirect wholly-owned PRC subsidiary, Spreadtrum Shanghai. Spreadtrum Shanghai is the entity that employs the majority of our employees in China and through which we sell our products to our customers. We have another indirect wholly-owned PRC subsidiary, Spreadtrum Technology, which has administrative and sales functions.

Spreadtrum Shanghai and Spreadtrum Technology were initially established as our direct wholly-owned subsidiaries. In November 2007, we established two wholly-owned Hong Kong subsidiaries, Spreadtrum Hong Kong Limited and Spreadtrum International Limited. In December 2007, we transferred 100% of the equity interest in each of Spreadtrum Shanghai and Spreadtrum Technology to Spreadtrum Hong Kong Limited and Spreadtrum International Limited, respectively.

In December 2007, Spreadtrum Shanghai established Tianjin Spreadtrum Communications Co., Ltd., or Tianjin Spreadtrum, a wholly-owned PRC subsidiary of Spreadtrum Shanghai, through which we had intended to participate in Tianjin government projects relating to the research and development of AVS technology. We have not conducted any material business through Tianjin Spreadtrum and do not have any material assets in it. We have decided to close down Tianjin Spreadtrum and are in the process of liquidating and dissolving this immaterial entity.

We also have two wholly-owned subsidiaries in the United States, SPRD LLC, a Delaware limited liability company, and Quorum, a Delaware corporation based in San Diego, California. In December 2008, we formed SPRD LLC and merged Spreadtrum Communications Corp., a California corporation and our wholly-owned subsidiary, into SPRD LLC. Subsequently, we contributed 100% of our member interest in SPRD LLC to Quorum. We do not conduct any sales through SPRD LLC. On January 15, 2008, we acquired Quorum, a fabless semiconductor company that specializes in the design of highly integrated CMOS radio frequency (RF) transceivers, for $55 million in cash (subject to upward adjustment for the amount by which Quorum’s assets exceeded its liabilities as measured in accordance with the definitive agreement) and $15 million in stock, with up to an additional $6 million in cash for performance-based earn-outs expected to be achieved within two years after the close of the transaction. We conduct our research and development of RF technology primarily through Quorum.

In September 2008, Spreadtrum Technology established a wholly owned subsidiary in the PRC, Shanghai Han & Qin Investment Co., Ltd., through which we intend to invest in certain PRC companies and through which we made an investment in Xi’an Chuang Xin Science and Technology Co., Ltd., or Xi’an Chuang Xin, in September 2008. In September 2008, we established a wholly owned subsidiary in the British Virgin Islands, Han & Qin International (BVI) Limited, or Han & Qin BVI. In December 2008, Han & Qin BVI established a wholly owned subsidiary in Hong Kong, Han & Qin Investments (HK) Limited. In March 2009, Han & Qin Investments (HK) Limited was restructured to become directly and wholly owned by us, and its name was changed to Quorum Technology (H.K.) Limited, or Quorum HK. We intend to use Han & Qin BVI and Quorum HK as our international investment vehicles. There was no accounting for this restructuring as it was among entities under common control.

Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including an agreement for the use of trademarks of Spreadtrum, and a research and development agreement, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management is the legal representative of Spreadtrum Beijing, we have the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and we are the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception. In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. In June 2008, Spreadtrum Beijing completed its registration with the applicable local government agency for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

We have grown significantly since our inception. Our revenue increased sequentially from $12.9 million in 2004 to $38.3 million in 2005, $107.1 million in 2006, and $145.5 million in 2007, but subsequently decreased to $109.9 million in 2008. We derive substantially all of our revenue from the sale of baseband semiconductors, radio frequency transceivers and turnkey solutions, which include our total reference design solutions that combine our baseband semiconductors, radio frequency transceivers and reference designs. Our baseband semiconductors and radio frequency transceivers revenue have increased from $54.9 million in 2006 to $127.1 million in 2007. However, our baseband semiconductors and radio frequency transceivers revenue have decreased to $102.4 million in 2008. As a percentage of revenue, sales of baseband semiconductors and radio frequency transceivers were 0.6%, 10.7%, 51.3%, 87.4% and 93.1% in 2004, 2005, 2006, 2007 and 2008, respectively. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006, and we phased out our module business in 2008. Revenue from turnkey solutions as a percentage of revenue decreased from 12.6% in 2007 to 6.9% in 2008 as we focused on our higher margin baseband semiconductors and radio frequency transceivers. We expect that sales of our baseband semiconductors and radio frequency transceivers in the future will offset any decrease in revenue from turnkey solutions. We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million in 2006 and $21.1 million in 2007. However, we recorded a net loss of $78.7 million in 2008. For a discussion of our principal capital expenditures, please see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS and TD-SCDMA, an international 3G standard for wireless communications promoted by China. Our solutions also offer a wide array of multimedia capabilities such as TV-out, MP3 digital audio playback, touchscreen, JAVA acceleration, digital camera support with up to 5 mega-pixels, Motion JPEG, MPEG4, AVS and H.264 digital video playback and 64-channel polyphonic ringtone playback.

As a result of our acquisition of Quorum in January 2008, we started to design, develop and market radio frequency transceivers. Our single-chip CMOS multi-mode radio frequency transceiver designs perform across multiple standards, covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA and HSDPA needs, while enabling low power consumption.

In addition, we also design, develop and market a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the internet protocol television, or IPTV, satellite, cable, and terrestrial digital television markets.

Industry Background

Changing Wireless Technology Landscape

The wireless communications market is highly dynamic. Wireless technologies have evolved through successive generations of wireless protocols, driven by the need for more efficient networks with greater bandwidth capacity to enable increased usage of wireless data services by subscribers. Most wireless handsets are currently based on 2G technologies, such as GSM and CDMA. 2G networks utilize a relatively low bandwidth which only permits voice and basic data communications. Evolution into 2.5G technologies, such as GPRS/EDGE and CDMA 1x, enables faster wireless data communication that allows wireless handsets to offer slightly more advanced features, such as Internet access and multimedia messaging. 3G networks enable significantly higher data transmission speeds, up to a maximum of 14 Mbps compared to a maximum of a few hundred Kbps for 2.5G networks, which facilitates an enhanced user experience through advanced applications such as music downloads, interactive mobile gaming and video calls. Current international standards for 3G include WCDMA/UMTS, TD-SCDMA and CDMA2000 1xEV-DO. 3G technologies currently are seeing rapid deployment and adoption throughout the world. Multimedia capabilities also are becoming standard features on today’s handsets, transforming them from pure communication tools to personal computing and entertainment devices. Furthermore, the proliferation of data usage has expanded the number of devices that interact with the wireless network, such as personal computers and laptops.

China’s evolution into 3G is expected to be in large part based on the TD-SCDMA standard. In January 2006, the Ministry of Information Industry approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The TD-SCDMA standard has been developed through the collaboration among China’s wireless network operators and a number of technology providers, including semiconductor, equipment and software companies, and has received tremendous support from the Chinese government. The Chinese government has already initiated and subsidized several rounds of testing of the TD-SCDMA network. In May 2007, the Ministry of Information Industry further expanded the list of approved national 3G technology standards to include WCDMA and CDMA2000 in addition to TD-SCDMA. CMCC commenced commercial trial of TD-SCDMA in April 2008.

In May 2008, China’s Ministry of Industry and Information Technology, or MIIT, National Development and Reform Commission, and Ministry of Finance jointly announced a restructuring plan for China’s telecommunications industry, which aimed to promote competition by merging fixed-line and mobile operators. The restructuring plan resulted in the following changes: China Telecom acquired the CDMA mobile network from China Unicom and also acquired China Satellite Communications, or China Satcom, which offers satellite-based communications services; China Unicom retained its GSM network and merged with fixed-line operator China Network Communications, or China Netcom; and CMCC acquired fixed-line operator China Tietong Telecommunications. The government authorities further announced that 3G licenses would be granted upon completion of the restructuring. In January 2009, MIIT issued 3G licenses as follows: CDMA2000 license for China Telecom, WCDMA license for China Unicom and TD-SCDMA license for CMCC. We were chosen by CMCC as one of a select few companies to participate in its “Low Cost 3G Handset” project to develop products related to TD-SCDMA products.

The wireless communications market continues to be highly dynamic and new changes and developments may occur from time to time and at times unexpectedly.

Wireless Baseband Market—Key Component of Wireless Semiconductor Market

The baseband semiconductor is the most critical semiconductor component in the wireless handset. It is commonly referred to as the engine of a wireless handset, equivalent to the central processing unit of a computer. The baseband semiconductor is responsible for encoding and decoding the wireless communications standards, and in some cases serving as a platform for the handset’s operating system and multimedia applications, managing storage and directing short range connectivity such as Bluetooth traffic.

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

Products

We offer a broad range of integrated baseband processor solutions and radio frequency transceivers for the wireless communications market. In addition, we offer turnkey solutions, which include our total reference design solutions that combine our baseband semiconductors, radio frequency transceivers and reference designs. We also offer a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the IPTV, satellite, cable, and terrestrial digital television markets.

I.	Baseband Semiconductors

We have developed a family of baseband semiconductor solutions designed specifically for wireless handsets that support 2G to 3G wireless technology standards, such as GSM, GPRS and TD-SCDMA. Within our family of baseband semiconductors, we offer different models that support various wireless communications standards and incorporate different multimedia feature sets.

As part of our total baseband processor solution, we offer software, such as protocol stacks, user interface, file systems and device driver software, for our open platform that is integrated into our baseband semiconductors. In addition, we have integrated other third-party operating systems and application software, such as text input, Internet browsing, electronic mail, wireless application protocol, Java and multimedia messaging service into our baseband products. Also, we have developed our own software development tools to assist our customers in developing software applications for our baseband semiconductors.

When requested, we also provide certain customers with reference designs that incorporate our baseband semiconductors. These reference designs comprise a large library of complete, pre-tested, mass manufacturing ready handset designs for specific market segments.

The following table summarizes the key features of our current baseband semiconductor solutions.

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series(1)
SC6600 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6600D	June 2005	• Value multimedia handsets

•   ARM7TDMI® core

•   GSM/GPRS standards (release V8.2.0 12/1999), Quad-band

•   GPRS Multi-Slot Class 10

•   Dual SIM support

•   Up to 3 mega-pixel digital camera

•   Motion JPEG

•   MPEG4

•   MP3 and other format music players

•   USB1.1

•   SD card

•   64-channel polyphonic ringtones

•   Built-in LCD Controller

•   Integrated power management

		SC6600I	May 2007	• Mid-range multimedia handsets
		SC6600R	October 2007	• Mid-range high quality multimedia handsets
		SC6600H	December 2007	• Low-range high quality multimedia handsets

SC6800 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6800D	October 2006	• Mid-range to high-end multimedia handsets

•   ARM9EJ-S® core

•   GSM/GPRS standards (release V8.2.0 12/1999), Quad-band

•   GPRS Multi-Slot Class 10

•   Up to 5 mega-pixel digital camera

•   TV-out

•   MPEG4

•   MP3 and other format music players

•   2D Graphics

•   64-channel polyphonic ringtones

•   USB1.1

•   Built-in LCD Controller

•   Integrated power management

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series(1)
SC8800 Series of Baseband Semiconductor Solutions	3.5G standard of HSDPA, 3G standard of TD-SCDMA, 2.75G standard of EDGE and 2G/2.5G standards of GSM/GPRS	SC8800D	October 2005	• Value TD-SCDMA terminals

•   ARM926EJ-S® core

•   TD-SCDMA standards (3GPP release 5), 2010~2025MHz

•   GSM/GPRS standards (release V8.2.0 12/1999) Quad-Band

•   GPRS Multi-Slot Class 10

•   PS uplink 128kbps/ downlink 384kbps

•   HSDPA transmission rates up to 1.6Mbps

•   Up to Up to 2 mega-pixel digital camera

•   Streaming video

•   Video telephony

•   MPEG4

•   MP3 and other format music player

•   64-channel polyphonic ringtones

•   Built-in USB2.0

•   Built-in LCD Controller

•   Integrated power management

		SC8800S	Not yet commercially released	• Multimedia handsets

CMMB Solutions	CMMB	SC6600V	May 2008	• Mobile TV	• ARM7TDMI® core • CMMB demodulator • H.264 decoder • AVS decoder • Mp3, AAC+ decoder • Built-in LCD Controller • Integrated power management

(1)	Each of the key features of a particular product series may not be applicable to each of the models included in such product series.

A.	2G and 2.5G Baseband Semiconductors

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

The additional key features supported by the SC6600 series are a digital still camera with a resolution of up to 5 mega-pixels, a video camera, USB1.1 devices, Bluetooth connectivity and an SD card. The multimedia functionality of the SC6600 series includes digital audio playback that supports MP3 and other music formats such as AAC and AAC+, Motion JPEG and MPEG4 digital video playback and 64-channel polyphonic ringtone playback.

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

The SC8800 series of baseband semiconductors was first commercially released in October 2005 and is designed for value multimedia and mid-range multimedia wireless handsets that support TD-SCDMA and GSM/GPRS. The SC8800 baseband semiconductors support dual mode functionality, which enables wireless handsets to support 2G, 2.5G, 2.75G, 3G and 3.5G technologies, and incorporate integrated power management. The SC8800 series supports both 384K and 1.6M HSDPA features. Additionally, the SC8800 series supports a digital still camera with a resolution of up to 5 mega-pixels and provides TV-out. The SC8800 series incorporates multimedia functionality, which includes streaming video, video telephony, digital audio playback that supports MP3 and other music formats such as WMA, AAC and AAC+ and MPEG4 digital video playback, and 64-channel polyphonic ringtone playback.

C.	Turnkey Solutions

We provide turnkey solutions for our customers who want a more complete solution and to decrease the time-to-market for their products. Until the end of 2006, our turnkey solutions primarily included our SM5100 series modules and SP7000 series handset boards, which are devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory semiconductors, and bundled solutions. In 2007, our turnkey solutions primarily included our SM5100 series modules and bundled solutions. In 2008, our turnkey solutions primarily included our total reference design solutions that combine our baseband semiconductors, radio frequency transceivers and reference designs.

We phased out our SP7000 series handset boards in 2006 and our SM5100 series modules in 2008. We intend to continue to offer our total reference design solutions to meet our customers’ needs.

II.	Radio Frequency Transceivers

We offer three series of radio frequency transceivers supporting 2G, 2.5G, 2.75G and 3G technologies. These radio frequency transceivers feature, among other things, ultra low power consumption which is made possible by our integrated radio technology.

Our QS3000 series of radio frequency transceivers is one of the industry’s most highly integrated single-chip radio transceivers for combined WCDMA, HSDPA and GSM-EDGE (HEDGE) applications. Implemented on a single die, this low-power bulk CMOS device supports Quad-Band EDGE and Tri-band WCDMA, including HSDPA. Our QS500 and QS1000 series of radio frequency transceivers are single-chip radio transceivers for GSM/GPRS, and GSM/GPRS/EDGE, respectively. Our QS3200 is the most highly integrated single-chip radio transceiver for combined TD-SCDMA , HSDPA and GSM-EDGE (HEDGE) applications.

III.	Multimedia Solutions

We offer multimedia solutions including AVS/MPEG-2 audio/video decoder semiconductors and a CMMB-based mobile TV demodulator/decoder semiconductor. The SV6111 and the SV6100, support both AVS and MPEG-2 standards, contain key functions designed to support both current and future digital TV set-top boxes and can be applied to IPTV, cable digital television, digital satellite TV and DMB-T transmission standards based products. The SC6600V, released in May 2008, is a demodulator/decoder semiconductor for CMMB-based mobile TV and is also a single chip solution that supports both AVS and H.264 video decoding standards.

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

Customers

We currently sell our products directly to brand manufacturers, IDHs and ODMs, many of whom are primarily located in China, Hong Kong and Macau, and sometimes via our distributors. Our customers integrate our products into their wireless products. Brand manufacturers develop wireless handsets or desktop phones under their own brand name. IDHs design wireless handsets for brand manufacturers, and, in some cases, coordinate testing and assembly services of those wireless handsets for those brand manufacturers. ODMs provide end-to-end wireless handset design and system integration services to their customers.

We ship our products to and receive payments directly from our IDH and ODM customers and sometimes via our distributors. As a result, we do not always have the ability to confirm directly with brand manufacturers who purchase wireless handsets from our IDH and ODM customers that our baseband semiconductors are incorporated into their wireless handsets. However, we believe our IDH and ODM customers sell their wireless handsets that incorporate our baseband semiconductors to many of the leading PRC wireless handset brands.

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	2006	2007	2008
	(in thousands)
Revenue distribution:
Mainland China, excluding Hong Kong and Macau	$73,333,960	$74,131,841	$62,064,315
Hong Kong and Macau	33,452,186	70,771,156	37,492,230
Others	288,599	563,465	10,380,396

Total net revenue	$107,074,745	$145,466,462	$109,936,941

The following table summarizes information regarding the categories of activities from which we derived revenues for the periods indicated:

	Years ended December 31,
	2006	2007	2008
	(in thousands)
Revenue distribution:
Baseband semiconductors and radio frequency transceivers	$54,937,037	$127,079,025	$102,373,987
Turnkey solutions	52,137,708	18,387,437	7,562,954

Total net revenue	$107,074,745	$145,466,462	$109,936,941

For 2007, two customers each accounted for more than 10.0% of our revenue: 37.1% and 10.6% respectively. For 2008, two customers each accounted for more than 10.0% of our revenue: 30.6% and 28.5% respectively. As our business has contracted, we have lost some customers.

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

Sales and Marketing

We sell our products through our direct sales force in China, which consists of sales managers who are divided into teams to support major accounts in Northern China, Eastern China, Southern China and international sales. Our trained field applications engineers assist our customers in designing, testing and qualifying their products that incorporate our products. Our field applications engineers are deployed such that our customers have localized support. As of December 31, 2008, we employed 22 field application engineers. In addition, we work with a network of distributors to also promote and market our products.

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

The baseband semiconductor industry generally is affected by seasonality. As our sales of baseband semiconductors increase relative to turnkey solutions and as we gain market share for our baseband semiconductors, we expect to experience more seasonality. Our customers tend to increase their orders of our products (i) during the third quarter in anticipation of China’s National Day holiday, which takes place in early October, and (ii) during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Because of our limited operating history, the above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

For our IDH customers using our reference designs, the sales cycle typically takes four to eight months. Our IDH customers are skilled at designing handsets for their customers and complete the handset designs relatively quickly. For ODM customers, the sales cycle typically takes up to six months. Our ODM customers are skilled and experienced in designing handsets, but these handsets usually do not include as many features and functions as the handsets that are developed by brand manufacturers.

We continue to expand our sales and marketing staff, focused on leading international brand manufacturers, and develop product sales teams organized along specific product lines. In addition, we are building a distribution network by actively qualifying distributors.

We engage in marketing activities, such as advertising in industry publications, participating in promotional activities with our brand manufacturer customers, attending trade shows, conferences and exhibitions, holding technical seminars, including our Spreadtrum Technology Forum held on August 29, 2007 and June 17-18, 2008, to promote our products. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

Manufacturing

As a fabless semiconductor company, we do not own or operate wafer fabrication or assembly and testing facilities. Instead, we develop our proprietary designs and provide them to a third-party foundry to produce silicon wafers for our semiconductors. By utilizing a third-party foundry to produce silicon wafers for our semiconductors and outsourcing our assembly and testing requirements, we are able to focus more of our resources on product design and software development, and eliminate the high cost of building and operating advanced semiconductor fabrication, assembly and testing facilities. All of our current semiconductors are developed and manufactured with 0.18-micron, 0.16-micron, 0.152-micron, 90-nanometer and 65-nanometer CMOS process technology.

We have outsourced all of our wafer production to foundries, most of which has been outsourced to TSMC, the world’s largest foundry and our primary foundry service provider since our inception. Our in-house engineering staff designs our products with standard cells from foundries, and provides the designs to foundries for manufacturing. We periodically work with foundries to review pricing, capacity, cycle time and other terms, and we work closely with foundries in order to achieve high manufacturing yields during the wafer fabrication process, which is an important aspect of our cost-reduction efforts. However, we do not have a guaranteed level of production capacity with foundries. For further discussion of risks associated with TSMC, please see “Item 3.D – Risk Factors – Risks Related to Our Business—Our primary foundry and assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval” and “Item 3.D – Risk Factors – Risks Related to Our Business—We may experience lower than expected manufacturing yields or limitations in designing with new process technologies, which could adversely affect our business and operating results”.

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

Intellectual Property

We design substantially all of our baseband semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. As of May 31, 2009, we owned 45 patents and had 375 pending patent applications in China, we owned 23 patents and had 29 pending patent applications in the United States and we had 11 pending patent applications in Europe and 5 pending PCT patent applications. We also acquired co-ownership of 20 patents and 10 pending patent applications in China. Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA, HSDPA, HSUPA, WCDMA and GSM/GPRS technologies, and radio frequency transceivers.

Quality Assurance

We qualify foundries and assembly and testing service providers through a series of industry standard functionality and reliability tests, as well as an audit and an analysis of their quality assurance system and, in the case of the foundry, its manufacturing capabilities and CMOS process technology roadmap. We also monitor quality and reliability throughout the production cycle by reviewing electrical parametric data from our foundries and assembly and testing service providers. We closely monitor foundry production for consistent quality and reliability.

Our semiconductors are integrated into wireless handsets that operate within mobile operators’ networks. Before a wireless handset vendor can release a wireless handset into production, it must subject the wireless handset to rigorous field testing and obtain a certification that the wireless handset meets certain quality and interoperability standards. For example, GSM wireless handsets must obtain FTA certification. Accordingly, our semiconductors undergo rigorous field testing in mobile operators’ networks and certification prior to being designed into a wireless handset. We have field tested our semiconductors in operating wireless handsets within mobile operators’ networks pursuant to comprehensive test cases that we have developed. We also subject our semiconductors to a battery of tests, including protocol stacks and interoperability testing, in order to obtain certification. We have obtained PTCRB FTA certification for our 2.5G baseband chipset and GCF FTA certification and PRC type approval, also known as Network Access Licenses issued by MIIT for our 3G baseband semiconductors.

Competition

The baseband semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We currently sell a substantial portion of our products to brand manufacturers, IDHs and ODMs, and we primarily compete in China with baseband processor solutions providers, such as Infineon, MediaTek, NXP and Texas Instruments. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom.

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

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to the Regulations on Administration of the Accreditation of Integrated Circuit Design Enterprises and Products jointly issued by the MIIT, and the State Administration of Taxation, or SAT, on March 7, 2002 and the Notice Concerning Adjustment of Accreditation Organization and Administration Manner of Integrated Circuit Design Enterprises and Products jointly issued by the MIIT and the SAT on June 30, 2004, in order to obtain accreditation, an ICDE must:

•	be a legally established enterprise whose principal business is semiconductor design;

•	possess adequate production and quality assurance capabilities; and

•	generate more than 30% of its total annual revenue from the self-design of semiconductor products and integrated circuit design services.

The MIIT is the authorized examination and approval administration for accreditation of ICDEs and has designated the China Semiconductor Industry Association and two other agencies to conduct the accreditation of ICDEs.

We conduct our integrated circuit design in China through Spreadtrum Shanghai, which was accredited as an ICDE by the Shanghai Information Office in 2001 and has passed the annual review of such accreditation for 2006, 2007 and 2008 and, therefore, is eligible for preferential tax treatment under PRC laws relating to ICDEs as briefly described below.

Encouragement of Foreign Investment in ICDEs

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce on November 30, 2004, as amended on October 31, 2007, foreign investment in integrated circuit design is encouraged and may be eligible for certain types of preferential treatment.

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

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law, which took effect beginning January 1, 2008. Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, tax rate of such enterprises may gradually transit to the uniform tax rate within such transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law, i.e., 2008. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies.

For the potential effects of the EIT Law on our preferential tax treatment, see “Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in tax laws could have a material adverse effect on our results of operations.”

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

•

the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, effective October 1, 2001, and the Implementing Rules issued by the State Intellectual Property Office on September 18, 2001, effective October 1, 2001;

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

We have adopted a combination of patent, trademarks, copyright, employee and third-party nondisclosure agreements to protect our intellectual property in China. As of May 31, 2009, we owned 45 patents and had 375 pending patent applications in China. We acquired co-ownership of 20 patents and 10 pending patent applications in China.

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

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent and four years have passed from the date of submitting the application for registration of the patent but the corresponding patent has not been implemented or fully implemented without proper reasons; and the company has been unsuccessful in obtaining a license from the holder of the rights within a reasonable period of time despite good faith attempts to obtain the license; or (ii) the way the patent rights holder exercises its rights is deemed as anti-competitive pursuant to relevant laws and regulations and for purposes of eliminating or minimizing corresponding adverse effects on competition. Further, the State Intellectual Property Office has the right to grant a compulsory license in the event of a national emergency or for public interests. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that counter anti-competitive actions, as determined pursuant to relevant laws and regulations.

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

Spreadtrum Shanghai, Spreadtrum Technology, Tianjin Spreadtrum and Spreadtrum Beijing are required to handle their respective foreign exchange matters in accordance with the applicable regulations.

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

SAFE Regulations on Mergers and Acquisitions, Offshore Investments and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 21, 2005, SAFE issued a new public notice which became effective on November 1, 2005. The new notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The new notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

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

Although the Stock Option Rule was promulgated relatively recently and many issues require further interpretation, we and our PRC employees who have been granted stock options became subject to the Stock Option Rule commencing from the date on which we became an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

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

Mergers and Acquisitions Rules

On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006.

Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the Ministry of Commerce or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the Ministry of Commerce, and the share swap would not be approved unless such foreign investor is a listed company or an offshore SPV. As defined in the M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.

Under the M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that the listing of SPVs referred to in the M&A Rules are subject to CSRC approval.

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, foreign-invested enterprises are subject to land use tax, levied on a yearly basis. Such regulations authorize provincial governments to enact local implementing rules. On November 12, 2007, the Shanghai government issued the Shanghai Rural Land Use Tax Implementation Rules, or the Shanghai Implementation Rules, which took effect since the tax year of 2007. According to the Shanghai Implementation Rules, the land use tax levied for the rural area of Shanghai is divided into six tiers, i.e., from RMB 1.5 per square meter per year to RMB 30 per square meter per year.

PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export Technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology, which does not fall into the above two catalogues, can be imported or exported upon the registration with competent commercial administration authority. Spreadtrum Shanghai has licensed, or transferred, certain of its technologies to us, or other third parties outside of China, which licenses or transfer would constitute technology export under PRC laws. In addition, Spreadtrum Shanghai has entered into license agreements with us, or other third parties outside of China, which license agreements would constitute the import of technology under PRC laws. Spreadtrum Shanghai may from time to time need to obtain the approval of, or complete the applicable registration with, the relevant PRC governmental authorities for its import and export of these technologies, and may be subject to certain risks.

C.	Organizational Structure

We are a holding company incorporated in the Cayman Islands. The chart below sets forth our significant subsidiaries including their jurisdictions and dates of incorporation or establishment, our ownership interest in each subsidiary or affiliate, and their principal activities:

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Spreadtrum Communications (Shanghai) Co., Ltd.	PRC July 18, 2001	100% (indirect)	Research and development, marketing, finance and administrative activities

Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.(1)	PRC March 30, 2005	37.9% (indirect)	Research and development and administrative activities

Spreadtrum Communications Technology (Shanghai) Co., Ltd.	PRC November 16, 2005	100% (indirect)	Administrative and sales activities

Spreadtrum Hong Kong Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Spreadtrum International Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Tianjin Spreadtrum Communications Co., Ltd.	PRC December 10, 2007	100% (indirect)	Research and development, marketing, finance and administrative activities

Quorum Systems, Inc.	Delaware, USA March 4, 2003; became a subsidiary of the Company on January 15, 2008	100% (direct)	Research and development, sales and administrative activities

Shanghai Han & Qin Investment Co. Ltd.	PRC September 5, 2008	100% (indirect)	Investment activities

Han & Qin International (BVI) Limited	British Virgin Islands September 24, 2008	100% (direct)	Investment activities

Quorum Technology (H.K.) Limited	Hong Kong December 12, 2008	100% (direct)	Investment activities

SPRD LLC (successor to Spreadtrum Communications Corp.)	Delaware December 22, 2008	100% (indirect)	Administrative activities

(1)	Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including an agreement for the use of trademarks of Spreadtrum, and a research and development agreement, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management is the legal representative of Spreadtrum Beijing, we have the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and we are the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. In June 2008, Spreadtrum Beijing completed its registration with the applicable local government agency for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

(1)	100% owned by Spreadtrum Communication Inc.
(2)	100% owned by Quorum Systems, Inc.
(3)	100% owned by Spreadtrum Hong Kong Limited.
(4)	100% owned by Spreadtrum International Limited.
(5)	37.9% owned by Spreadtrum Communications (Shanghai) Co., Ltd. And 62.1% owned by 3 PRC nationals.

100% of Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd. is consolidated into Spreadtrum Communications Inc.

(6)	100% owned by Spreadtrum Communications Technology (Shanghai) Co., Ltd.
(7)	100% owned by Spreadtrum Communications (Shanghai) Co., Ltd.

D.	Property, Plants and Equipment

Our principal offices are located on premises comprising approximately 12,814 square meters in Shanghai, China. On December 26, 2006, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, entered into a contract to purchase the office building where our principal offices are located. We have obtained the related ownership certificate for the office building where our principal offices are located. On January 31, 2007, Spreadtrum Shanghai entered into a contract to purchase the land use rights to a parcel of undeveloped land adjacent to our principal offices that comprises approximately 23,000 square meters. We have paid in full the aggregate purchase price of RMB 46.5 million (approximately $6.8 million) for such land use rights and are currently in the process of applying for the land use rights certificate. We are currently considering working with joint venture partners to finance and construct an office building on this property. We do not yet have an estimate of the amount of anticipated expenditures for our new office building or the timing for the planned construction. We had a right to buy, or designate our employees to buy, 54 residential units next to our principal offices within a two-year period from December 2006. In January 2009, we bought 51 residential units of the total 54 units with cash of RMB 1.7 million (approximately $0.2 million) and an offsetting prepaid purchase amount of RMB 18.5 million (approximately $2.7 million) and prepaid deposit of RMB 10.5 million (approximately $1.5 million). As of May 2009, our designated employees have purchased the remaining 3 residential units. We also have leased offices in Beijing and Shenzhen, China and San Diego, California, United States of America. In the last quarter of 2008, we closed our operations in Santa Clara, California, United States of America, and are currently in settlement negotiations with the sublandlord for the early termination of our Santa Clara office lease. We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
Spreadtrum Center, Building 1 Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Own	12,814	Administration; research and development; sales.

Spreadtrum Center, Building 2, 3rd Floor Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Lease	1,492	Lease terminated on February 28, 2009

Room 516, Building A Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	879	Administration; research and development; sales; government relations.

Room 1201, Building B Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	640	Administration; research and development; sales; government relations.

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
101, 1F, Beida Jade Bird Building, South Area Hi- Tech Industrial Park, Shenzhen 518057, China	Lease	450	Research and development; customer support.

2901 Tasman Drive, Suite 206 Santa Clara, California 95054 United States of America	Lease	436	Formerly administration; research and development. We are in settlement discussions for the early termination of this lease.

5960 Cornerstone Court, Suite 200 San Diego, California 92121 United States of America	Lease	1301	Administration; research and development.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Overview

We are a fabless semiconductor company that designs, develops and markets baseband and radio frequency processor solutions for the wireless communications market. Our baseband processor solutions include several series of baseband semiconductors to meet the demands of various market segments. Our SC6600 and SC6800 series of baseband semiconductors are designed for wireless handsets and other devices that support GSM/GPRS. Our SC8800 series of baseband semiconductors are designed for wireless handsets that support TD-SCDMA/GSM/GPRS. Until the end of 2006, our turnkey solutions primarily included our SM5100 series modules and SP7000 series handset boards, which are devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory chips, and bundled solutions, which are reference designs we develop based on our customers’ specifications that integrate critical components, such as our baseband semiconductors, software and third-party components. In 2007, our turnkey solutions primarily included our SM5100 series modules and bundled solutions. In 2008, our turnkey solutions primarily included our total reference design solutions that combine our baseband semiconductors, radio frequency transceivers and reference designs. In addition, we design, develop and market a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the IPTV, satellite, cable, and terrestrial digital television markets.

Revenue

Since we began to ship our baseband semiconductors in volume in the third quarter of 2005, revenue from our baseband semiconductors has increased substantially, both in absolute dollar terms and as a percentage of total revenue. Our shipments of baseband semiconductors increased from approximately 8.8 million units in 2006 to approximately 26.0 million units in 2007 and thereafter decreased to 21.1 million units in 2008. Our turnkey solutions revenue historically has included revenue from sales of our SP7000 series handset boards, our SM5100 series modules and bundled solutions that include third-party components, software and engineering services as well as royalties. We phased out our SP7000 series handset board business by the end of 2006 and our SM5100 series modules in 2008. We do not intend to offer handset boards and modules after their phase-out, but will continue to offer our total reference design solutions to meet our customers’ demands as we deem necessary. Our bundled solutions accounted for 9.1% of our total revenue in 2006, 3.0% of our total revenue in 2007 and 5.1% of our total revenue in 2008.

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

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general and administrative expenses, each of which includes share-based compensation expenses. Our operating expenses also include in-process research and development, or IPR&D, expense, acquired in connection with our acquisition of Quorum, impairment loss of goodwill and long-lived assets, provision for loss commitment.

Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, expenses associated with prototype masks, lease payments associated with space allocated to research and development personnel, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and share-based compensation expense. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were RMB10.3 million (approximately $1.3 million), RMB4.3 million (approximately $587,000) and RMB25.3 million (approximately $3.7 million), in 2006, 2007 and 2008, respectively. For the years ended December 31, 2006, 2007 and 2008, $950,000, $859,000 and $2,234,764 were recorded as offsets to research and development expenses incurred, respectively. As of December 31, 2008, we had total unused subsidies of $971,192, which we anticipate will be applied to offset future research and development expenses. There can be no assurances that we will receive any subsidies in the future. We expect that our total research and development expenses will increase as we continue to develop new baseband or other semiconductors.

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

Impairment Loss of Goodwill and Long-lived Assets. Impairment losses of goodwill and long-lived assets for the full year 2008 totaled $49.8 million which consisted of $17.5 million of impairment loss on long-lived assets and $32.3 million of impairment loss on goodwill. In 2008, pursuant to our accounting policy, we evaluated our goodwill and long-lived assets for impairment. We determined the fair value of goodwill and long-lived assets using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of our industry. Estimates of projected revenues, expenses, capital spending, and other costs are prepared by management. We recorded a $49.8 million impairment charge on our goodwill and long-lives assets during 2008 to write down these balances to their fair values. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination.

IPR&D expense acquired per Quorum Acquisition. IPR&D expense acquired in connection with our acquisition of Quorum was $6.6 million. This IPR&D expense was recorded at its estimated fair value on the acquisition date which was determined by management based on a number of factors including a valuation report provided by a third party valuation firm. The valuation report utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. We have incorporated certain assumptions which include projected cash flows and replacement costs. See note 3 of the Notes to the Consolidated Financial Statements for the details.

Provision for Loss Commitment. In January, 2008, we signed an agreement with a third party vendor to acquire certain technology. In the agreement we committed to paying US$10 million over the next seven years including licensing fees and guaranteed royalty payments even if no products were sold using the acquired technology. In connection with deteriorating global economic conditions, the related mobile phone market did not materialize as projected by us when the agreement was signed. We evaluated the commitment for impairment at the end of 2008. We determined the fair value of the project using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the semiconductor industry. As a result of the analysis, we recorded a US$3.5 million write-off in the fourth quarter of 2008, of which $3.0 million was recorded as accrued provision for loss commitment and $0.5 million was charged against the other long-term assets as of December 31, 2008.

Share-based Compensation Expense. In accordance with the provisions of SFAS No. 123(R) and EITF Issue No. 96-18, we record share-based compensation expense for options issued to employees and non-employees based on the fair value of the options as estimated on the date of grant using the Black-Scholes-Merton option pricing model. For both our employees and non-employees, we amortize share-based compensation expense over the corresponding vesting periods, which are typically four years. We account for restricted share units (RSUs) in accordance with SFAS 123R, and record the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period.

We recorded share-based compensation expense of $2.2 million, $5.8 million and $8.3 million in 2006, 2007 and 2008, respectively. Our share-based compensation expense is included in our operating expenses as well as cost of revenue. As of December 31, 2008, we had $23.3 million of unamortized deferred share-based compensation expense.

Taxation

Cayman Islands Tax

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC Tax

Enterprise Income Tax. PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. Until December 31, 2007, we were taxed in accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules. Under the Foreign Enterprise Income Tax Law, FIEs incorporated in the PRC were generally subject to an enterprise income tax rate of 33%. In addition, PRC domestic companies were governed by the “Enterprise Income Tax Tentative Regulations” and were also generally subject to an enterprise income tax rate of 33%. The Foreign Enterprise Income Tax Law and the related implementing rules provided certain favorable tax treatments to FIEs which qualify as high-technology companies and are registered and operate in specified high-tech zones in the PRC. In accordance with the “Regulations of Shanghai Waigaoqiao Free Trade Zone” issued by the Standing Committee of Shanghai People’s Congress, a company incorporated in the Shanghai Waigaoqiao Free Trade Zone is subject to the deferment of any tariff and import tax for products and goods transferred out of the PRC from the Shanghai Waigaoqiao Free Trade Zone. Also, until the EIT Law came into effect on January 1, 2008, such a company was subject to an enterprise income tax rate of 15%.

On March 16, 2007, the National People’s Congress, the PRC legislature, approved the EIT Law and on December 6 and 26, 2008, respectively, the State Council promulgated the Implementing Rules for the Enterprise Income Tax Law and the Notice of the State Council on Implementation of Transitional Preferential Treatment of Enterprise Income Tax, or the Implementing Rules. Both the EIT Law and its Implementing Rules came into effect on January 1, 2008. Under the EIT Law, FIEs and domestic companies are generally subject to a uniform income tax rate of 25%. The EIT Law provides a five-year transition period starting from January 1, 2008 for enterprises which were established before March 16, 2007 and which were entitled to preferential tax rates under then effective tax laws or regulations. Specifically, enterprises with reduced tax rates at 15% will continue to enjoy reduced tax rates, which would be increased gradually to a tax rate of 25% over a period of five years from January 1, 2008, and enterprises with fixed-term tax holidays will continue to benefit from their tax holidays until the holidays expire, subject to certain phase-out rules. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment will continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported especially by the PRC government. According to the EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

Spreadtrum Shanghai received the preferential income tax rate of 15% as a “new and high technology enterprise strongly supported by the state” and got the High-Technology Enterprise Certificate from the relevant tax authorities in November 2008. We have also received government approval that, under the EIT Law, Spreadtrum Shanghai will continue to be entitled to enjoy its tax holiday, pursuant to which Spreadtrum Shanghai is exempted from paying the enterprise income tax for two years starting from 2007, the year in which it first had positive accumulated earnings. After the two-year exemption period, Spreadtrum Shanghai is entitled to a 50% reduction in enterprise income taxes for the succeeding three years in 2009, 2010 and 2011. Since the new EIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, Spreadtrum Shanghai was exempt from income taxes in 2008. For the three years of 2009, 2010 and 2011, its income tax rate will increase from 10% to 11% to 12%, respectively because Spreadtrum Shanghai qualifies for a 50% reduction on the standard transitional tax rate of 20%, 22%, and 24% respectively. After the expiration of the tax holiday, a preferential enterprise income tax rate of 15% would apply for so long as Spreadtrum Shanghai continues to operate in a high-technology zone and maintains high-technology status.

On April 14, 2008, the Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation jointly promulgated the Administrative Measures for Determination of High-Technology Enterprises which became effective on January 1, 2008. According to these measures, the provincial authorities in charge of science and technology, finance and taxation will jointly set up a verification authority to verify and approve high-technology enterprises. High-technology enterprises verified and approved by the verification authority will enjoy a preferential enterprise income tax rate of 15% under the EIT Law and its implementing rules. The valid term of a High-Technology Enterprise Certificate will only be three years and high-technology enterprises will need to be examined each three years to maintain their status. The previous regulations regarding verification of high-technology enterprises expired upon the effectiveness of these new measures. Although Spreadtrum Shanghai has been qualified as a high-technology enterprise according to previous regulations, it still needs to apply for high-technology enterprise qualification according to the new measures to enjoy preferential tax treatment. Spreadtrum Shanghai has obtained the high-technology certificate, and if it can continue to be qualified as high-technology enterprise, a preferential enterprise income tax rate of 15% would apply after the expiration of the five year tax holiday. Spreadtrum Beijing has not applied for high-technology enterprise qualification according to the new measures and has not obtained such certificate.

Under these new measures, to qualify as a high-technology company for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	ownership of the intellectual property in respect of its core technologies;

•	products or services researched and developed by the company falling into the high-technology category promulgated by the PRC government;

•	a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees;

•	a minimum level of research and development expenses as a percentage of total revenue; and

•	level of management and research, capacity for transferring technology, amount of intellectual property, and growth of sales and assets each complying with certain criteria.

•	To qualify as an ICDE for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the main business being that of integrated circuit design;

•	possessing necessary operation sites, facilities and personnel for integrated circuit design business;

•	possessing the capacity to maintain product quality; and

•	a minimum level of revenue generated from integrated circuit design as a percentage of total revenue.

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

However, there can be no assurances that Spreadtrum Shanghai will continue to qualify as a high-technology company supported by the PRC government in the future, and benefit from a preferential tax rate. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in the tax laws could have a material adverse effect on our results of operations.”

Spreadtrum Beijing, a PRC limited liability company and a high-technology company incorporated in the Zhongguancun Hi-Tech Park, is subject to PRC income tax at a preferential rate of 15% before 2008, and is entitled to exemption from income tax for the first three years from its incorporation date and a 50% tax rate reduction for the succeeding three years, subject to the approval of the tax authority. Pursuant to the new EIT law, Spreadtrum Beijing will be subject to 25% tax rate starting from 2008 if it does not qualify as a “new and high technology enterprise strongly supported by the state”.

Spreadtrum Technology, as an FIE incorporated in the Shanghai Waigaoqiao Free Trade Zone, may defer any tariff and import tax for products and goods transferred between the Shanghai Waigaoqiao Free Trade Zone and outside the PRC. In addition, subject to examination and approval of relevant evidence or documents by competent tax authorities, Spreadtrum Technology is entitled to refunds, at a certain percentage as promulgated by the PRC government, of the value-added tax paid by it for the goods and products that it purchases from Chinese domestic non-bonded areas and then sells outside the PRC, so long as (i) such goods and products fall into the VAT-refund goods categories as promulgated by the PRC government, and (ii) Spreadtrum Technology maintains its qualification as a Foreign Trade Operator. Moreover, prior to the effective date of the EIT Law, Spreadtrum Technology enjoyed a preferential enterprise income tax rate of 15% in 2007. Under the EIT Law, because Spreadtrum Technology is located in the Shanghai Pudong New District, Spreadtrum Technology will be subject to a transitional income tax rate of 18% in 2008 and will be subject to a graduated increase of income tax rate to 25% by 2012.

If Spreadtrum Shanghai, Spreadtrum Beijing or Spreadtrum Technology ceases to qualify for their current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration of the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by Spreadtrum Shanghai, Spreadtrum Technology and Spreadtrum Beijing in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, Spreadtrum Shanghai, Spreadtrum Technology and Spreadtrum Beijing, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income.

Value-added Tax. Value-added tax is imposed on sales or imports of goods and on the provision of processing, repair or replacement labor services. A 17% value-added tax applies to integrated circuit products sold to PRC domestic customers.

Business Tax. Revenue generated from services provided by Spreadtrum Shanghai, Spreadtrum Technology and Spreadtrum Beijing, including from technical, consulting and other services and royalties, are subject to a 5% PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to government approval. The company has been successful in obtaining refunds for services revenue in the past.

Land-Use Tax. Under the newly revised PRC Land Use Tax Tentative Regulations, beginning January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis.

Individual Income Tax. Under the PRC regulations, any foreign individual who has worked over 183 days in the PRC in any given calendar year is required to pay individual income tax on their income. It is our responsibility to pay, on behalf of our expatriate employees, their individual income tax to the local tax authority. We account for the individual income tax as part of employee compensation with the corresponding liability properly recorded in our books. As of December 31, 2006, we had recorded an accrued liability of $3.2 million for such individual income tax, which we subsequently paid off in June 2007. We have timely paid the individual income tax related to our expatriate employees’ income in 2007 and 2008.

United States Tax

SPRD LLC and Quorum are subject to United States federal and state income taxes, which are currently approximately at the rates of 34.0% and 8.84%, respectively. The state income tax is deductible for United States federal income tax purposes and the combined United States federal and state income tax rate is approximately 40%.

Variable Interest Entity

Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including an agreement for the use of trademarks of Spreadtrum, and a research and development agreement, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management is the legal representative of Spreadtrum Beijing, we have the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and we are the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. In June 2008, Spreadtrum Beijing completed its registration with the applicable local government agency for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

Critical Accounting Policies

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

Revenue is generated from the sale of products, including baseband semiconductors and radio frequency transceivers, handset boards and modules, and the rendering of engineering services, including design services according to customer’s specification, prototype products, testing services and training and support services.

We recognize revenue from sales of products, including primarily baseband semiconductors and radio frequency transceivers, handset boards and modules, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, we (i) enter into a master agreement with our customers, which specifies general terms and conditions, and (ii) obtain purchase orders, which specify the key terms of individual orders, such as quantity and price. Our arrangements do not include general rights of return, credits or discounts, price protection or other similar privileges. Accordingly, we record revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

We recognize revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. However, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date, we accrue the estimated costs of such warranties based on our assessment of competitors’ accrual history while incorporating some estimates of failure rates through our quality review staff. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period. We determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model. Under this model, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our assumptions.

Income Taxes

As required by Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS No. 142 states that goodwill and intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually (or more frequently if impairment indicators arise). We conduct our annual impairment testing on December 31 to determine if we will be able to recover all or a portion of the carrying value of goodwill and intangible assets with indefinite lives.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. Consistent with the requirements of SFAS No. 142, the fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. During the goodwill impairment test conducted in 2008, we recognized $32.3 million goodwill impairment loss for 2008.

We will continue to closely monitor the 2009 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

Prior to performing the goodwill impairment testing process for a reporting unit under SFAS 142, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for impairment under SFAS No. 142 or SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. Assets governed by SFAS No. 144 require a recoverability test for impairment whereby the gross undiscounted cash flows are determined specific to the asset. For non-goodwill related intangible assets with indefinite lives, a fair value determination is made. If the carrying value of the asset exceeds the fair value, then impairment occurs. The carrying values of these assets are impaired as necessary to provide the appropriate carrying value for the goodwill impairment calculation.

These impairment tests also involve the use of accounting estimates and assumptions believed to be reasonable, the results of which form the basis for our conclusions. Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

Impairment of Long-lived Assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long-lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

In connection with rapidly declining market share and demand for our products, we recorded $17,428,449, $56,045 and $500,000 non-cash reserve charges on acquired intangible assets, property and equipment and other long-term assets, respectively, in 2008. If actual future demand or market conditions are less favorable than those projected by our management, additional impairments on long-lived assets and write-downs may be required.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand.

In 2008, in connection with rapidly declining market share and demand for our products, we recorded a $9.1 million non-cash reserve charge on inventory. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts, Prepaid Expenses and Loan Receivables

We maintain allowances for doubtful accounts, prepaid expenses and loan receivables primarily based on the age of receivables or prepayments and factors surrounding the credit risk of specific customers or suppliers. If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.

We make most of the prepayments without receiving collateral for such payments. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, term deposits, trade receivables, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings and obligations is measured based on our weighted-average borrowing rate for comparable loans on the respective valuation date.

Equity Investments

We review our equity investments for impairment based on our determination of whether the decline in market value of the investment below our carrying value is other than temporary. In making this determination, we considered APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock and related interpretations, which set forth factors to be evaluated in determining whether a loss in value should be recognized, including our ability to hold our investment, the market price and market price fluctuations of the investment’s publicly traded shares and inability of the investee to sustain an earnings capacity, which would justify the carrying amount of the investment.

Acquisitions

Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. Acquired businesses are accounted for using the purchase method of accounting, which requires that the purchase price be allocated to the net assets acquired at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Amounts allocated to acquire IPR&D are expensed at the date of acquisition.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, including IPR&D, we typically use the “income method.” This method starts with our forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the amount and timing of projected costs to develop the

IPR&D into commercially viable products; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Foreign Currency Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Exchange Risk” for information regarding the impact of foreign currency fluctuations on the company.

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

	For the Year Ended December 31,
	2006	2007	2008
	(in thousands)
Selected Consolidated Statement of Operations Data:
Revenue	$107,075	$145,466	$109,937
Cost of revenue(1)	63,476	79,969	68,033

Gross profit	43,599	65,497	41,904

Operating expenses:(1)
Research and development	18,521	32,297	42,877
Selling, general and administrative	11,254	16,282	21,998
In-process research and development expense acquired per Quorum acquisition	—	—	6,612
Impairment loss of goodwill	—	—	32,345
Impairment loss of long-lived assets	—	—	17,984

	For the Year Ended December 31,
	2006	2007	2008
	(in thousands)
Provision for loss commitment	—	—	3,013
Total operating expenses	29,775	48,579	124,829

Income (loss) from operations	13,824	16,918	(82,925)
Other income, net	1,617	5,166	4,448
Income tax expense	1,055	1,017	201

Net income (loss)	$14,386	$21,067	$(78,678)

Other operating data:
Units of baseband semiconductors and radio frequency transceivers shipped	8,801	25,979	21,148

Note: (1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2006	2007	2008
	(in thousands)
Cost of revenue	$131	$202	$405
Research and development	1,150	2,137	3,933
Selling, general and administrative	942	3,419	4,010

The following table sets forth a summary of our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008
Revenue	100.0%	100.0%	100.0%
Cost of revenue(1)	59.3%	55.0%	61.9%
Gross profit	40.7%	45.0%	38.1%
Operating expenses:(1)
Research and development	17.3%	22.2%	39.0%
Selling, general and administrative	10.5%	11.2%	20.0%
In-process research and development expense acquired per Quorum acquisition	—	—	6.0%
Impairment loss of goodwill	—	—	29.4%
Impairment loss of long-lived assets	—	—	16.4%
Provision for loss commitment	—	—	2.7%
Total operating expenses	27.8%	33.4%	113.5%

Income (loss) from operations	12.9%	11.6%	(75.4)%
Other income, net	1.5%	3.6%	4.0%
Income taxes expense	1.0%	0.7%	0.2%

Net income (loss)	13.4%	14.5%	(71.6)%

Note: (1) Share-based compensation is included in cost of revenue and operating expenses.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue. Our revenue decreased by 24.4% to $109.9 million in 2008 from $145.5 million in 2007. Revenue from baseband semiconductors decreased by 23.6% from $127.1 million in 2007 to $97.1 million in 2008. Unit shipments of baseband semiconductors decreased to 21.1 million units in 2008 from 26.0 million units in 2007 due to slow shipment. The average selling price of baseband semiconductors decreased 5.9% from 2007. The average selling price of baseband semiconductors declined from 2007 mainly because a decline in selling prices of baseband semiconductors. Revenue from radio frequency transceivers, which we started to produce and sell in 2008 using the intellectual property acquired from Quorum acquisition, was $5.3 million in 2008. Unit shipments of radio frequency transceivers were 5.4 million units in 2008. Revenue from turnkey solutions decreased by 58.7% from $18.4 million to $7.6 million, as a result of our prior plan to phase out our SP7000 series handset boards by the end of 2006 and to gradually phase out our SM5100 series modules in 2008. In addition, our overall revenues declined in part due to the loss of several customers.

Cost of Revenue. Our cost of revenue decreased by 15.0% to $68.0 million in 2008 from $80.0 million in 2007. This decrease was primarily due to the decline in unit sales of our SM5100 series modules which have higher unit cost compared with baseband semiconductors and an increase in the shipment units of our radio frequency transceivers which have lower unit costs compared with baseband semiconductors. Inventory write-downs of $9.1 million and $1.8 million were included in the cost of revenue for 2008 and 2007, respectively. Due to the increasing changes in industry standards, technology and end-user preferences experienced in the wireless communications market and slow sales in 2008, inventories became obsolete in a shorter period of time and, therefore, our inventory write-downs in 2008 were $7.3 million higher than 2007. Due to the inherent nature of the changing wireless communications market, we expect to record write-downs in the future as part of our normal course of business. Our headcount attributable to cost of goods sold decreased by 24% in 2008 compared to 2007.

Gross Profit. Our gross profit decreased by 36.0% to $41.9 million in 2008 from $65.5 million in 2007, and our gross margin decreased to 38.1% in 2008 as compared to 45.0% in 2007. This decline in our gross margin was mainly the result of $7.3 million inventory write-downs recorded in 2008. Our turnkey solutions have lower margins due to the cost of third-party components and outsourced manufacturing that we incur and that we pass on to our customers at-cost or with a slight mark-up. There was very limited gross profit contribution from Quorum in 2008.

Operating Expenses. Our operating expenses increased by 156.8% to $124.8 million in 2008 from $48.6 million in 2007. This increase was primarily due to $32.3 million impairment loss in goodwill, $6.6 million IPR&D expensed per our Quorum acquisition, $18.0 million impairment loss of long-lived assets and $3.0 million provision for loss commitment recorded in 2008 but not in 2007.

Research and Development. Our research and development expenses increased by 32.8%, to $42.9 million in 2008 from $32.3 million in 2007. This increase was primarily due to an increase of $6.9 million in non-recurring engineering expenses which consists mainly of tapeout expenses, from $3.3 million in 2007 to $10.2 million in 2008, and an increase of $2.9 million in intangible assets amortization, from $3.4 million in 2007 to $6.3 million in 2008. Salary and other employee compensation costs related to research and development increased to $23.8 million in 2008 from $19.4 million in 2007, representing a 22.6% increase, due to an increase of 14% in our average headcount attributable to research and development in 2008 compared to 2007. The majority of these increases were related to our Quorum acquisition and the integration of their engineering department. The research and development expenses for Quorum were 7.8 million in 2008. Share-based compensation expenses attributable to research and development increased $1.8 million in 2008 compared to 2007 and depreciation of fixed assets attributable to research and development increased $0.9 million in 2008 compared to 2007.

Selling, General and Administrative. Our selling, general and administrative expenses increased by 35.0% to $22.0 million in 2008 from $16.3 million in 2007. This increase primarily included $1.0 million selling, general and administrative expenses as a result of integrating 5 employees from our Quorum acquisition and $2.8 million bad debt expenses recorded in 2008 but not in 2007. Our share-based compensation expense attributable to selling, general and administrative also increased to $4.0 million in 2008 from $3.4 million in 2007, representing a 17.6% increase.

Impairment Loss of Goodwill and Long-lived Assets. We recorded $50.3 million impairment losses of goodwill and long-lived assets in 2008 which consisted of $18.0 million of impairment loss on long-lived assets and $32.3 million of impairment loss on goodwill. There was no impairment charge recorded in 2007.

IPR&D expense acquired per Quorum Acquisition. We recorded $6.6 million IPR&D expense acquired per our Quorum acquisition in 2008. There was no such expenses recorded in 2007.

Provision for Loss Commitment. We recorded $3 million provision for loss commitment in 2008 which was related to an unconditional purchase obligation. There was no this type of expenses recorded in 2007.

Loss From Operations. As a result of the factors mentioned above, we recorded loss from operations of $82.9 million in 2008, as compared to income from operations of $16.9 million in 2007.

Other Income, net. We recorded other income of $4.4 million in 2008, as compared to other income of $5.1 million in 2007. This decrease was primarily attributable to interest earned from investing a lower balance of cash and cash equivalents as well as declines in interest rates.

Income Tax Expense. We recorded income tax expense of $0.2 million in 2008, as compared to an income tax expense of $1.0 million in 2007.

Net Loss. As a result of factors mentioned above, we reported net loss of $78.7 million in 2008, as compared to a net income of $21.1 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue. Our revenue increased by 35.9% to $145.5 million in 2007 from $107.1 million in 2006. Revenue from baseband semiconductors increased by 131% to $127.1 million in 2007 from $54.9 million in 2006. Unit shipments of baseband semiconductors increased by 195% to 26 million units in 2007 from 8.8 million units in 2006. The increase in sales volume in 2007 was partially offset by the decline in our average selling price of 35% from 2006. Our average selling price declined from 2006 mainly because baseband semiconductors, which have lower selling prices compared with turnkey solutions, represented a much larger percentage of total revenue in 2007. This rapid growth in baseband semiconductor sales was largely the result of growing market acceptance of our SC6600D and SC6600M baseband semiconductor, which accounted for a substantial majority of the revenue from our baseband semiconductor sales in 2007. Revenue from turnkey solutions decreased by 64.7% from $52.1 million to $18.4 million, as a result of our prior plan to phase out our SP7000 series handset boards by the end of 2006 and to gradually phase out our SM5100 series modules in 2008.

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

Prior to June 27, 2007, the date of our initial public offering, we have financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We have also received government subsidies in the form of interest-free loans and grants to fund our research and development projects. At the initial public offering, we obtained net proceeds of $100.2 million through the issuance of ADSs, with each ADS representing three ordinary shares. Our principal uses of cash for the years ended December 31, 2006, 2007 and 2008 were for operating and investing activities, primarily research and development and capital expenditures. As of December 31, 2008, we had $57.8 million in cash and cash equivalents, consisting of cash on hand and bank deposits with original maturity of three months or less.

Our short-term bank borrowings outstanding as of December 31, 2008 was $3.7 million, of which $0.7 million was interest free and $3 million bears interest at 6.03% per annum which the local government agreed to reimburse in support of the development of high technology entities. These borrowings have terms of one year and expire at various times throughout 2009. These loans were borrowed from various financial institutions. We plan to repay these short-term bank borrowings with cash generated by our operating activities. In April 2009, Spreadtrum Shanghai received a fixed term loan from a Chinese bank in the amount of RMB 300 million (approximately $44 million). The loan is for a term of 3 years and is not secured by assets of the Company. Interest on borrowing will be initially at 5.4% and to be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. The interest on the loan will be covered by a Chinese government subsidy fund of up to RMB 15 million every year for three years.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	(in thousands)
Net cash provided by (used in) operating activities	$8,337	$34,450	$(18,973)
Net cash used in investing activities	(18,483)	(27,614)	(69,692)
Net cash provided by (used in) financing activities	19,380	100,784	(11,391)
Effect of exchange rate change	265	2,164	780
Net increase(decrease) in cash and cash equivalents	9,499	109,784	(99,276)
Cash and cash equivalents at beginning of period	37,755	47,254	157,038
Cash and cash equivalents at end of period	$47,254	$157,038	$57,762

Net cash used in operating activities for the year ended December 31, 2008 was $19.0 million, which was primarily attributable to our net loss of $78.7 million, impairment loss of goodwill and long-lived assets of $50.3 million, IPR&D expensed per our Quorum acquisition of $6.6 million, depreciation and amortization of $9.9 million, share-base compensation of $8.3 million, provision for loss commitment of $3.0 million, a decrease in accounts payable of $14.2 million and an increase in accounts receivable of $7.9 million, partially offset by an increase in inventory of $11.4 million. The decrease in inventories was due to $9.1 million inventory reserve while the increase in accounts receivable was primarily due to timing of cash receipts from our customers. The decreases in accounts payable were primarily due to lower purchases in 2008. Net cash provided by operating activities for the year ended December 31, 2007 was $34.4 million, which was primarily attributable to our net income of $21.1 million, a decrease in accounts receivable of $9.8 million and an increase in accounts payable of $9.3 million, partially offset by an increase in inventories of $11.3 million. The increase in inventories was in line with our sales growth while the decrease in accounts receivable was primarily due to timing of cash receipts from our customers. The increases in accounts payable were primarily due to timing of payments to our vendors.

Net cash used in investing activities was $69.7 million in 2008, primarily due to acquisition of Quorum of $53.7 million, our purchases of intangible assets, property and equipment of $10.0 million, a decrease in term deposit of $5.2 million, and an increase in equity investment of $0.7 million. Net cash used in investing activities was $27.6 million in 2007, primarily due to our purchases of intangible assets and property and equipment of $22.6 million and an increase in other long-term assets of $6.4 million, partially offset by a decrease in term deposit of $1.4 million.

Net cash used in financing activities amounted to $11.4 million in 2008, primarily due to share repurchase of $14.9 million, repayment of long term debt of $0.7 million, partially offset by proceeds of $4.2 million from issuance of ordinary shares upon exercise of stock options. Net cash provided by financing activities amounted to $100.8 million in 2007, primarily due to net proceeds of $100.2 million from the issuance of ADSs in our initial public offering and $1.1 million from the issuance of ordinary shares upon exercise of stock options.

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

Capital Expenditures

Our capital expenditures amounted to $11.2 million, $22.6 million and $10.0 million in 2006, 2007 and 2008, respectively. Our capital expenditures consisted principally of purchases of software, development tools, computer equipment, field test equipment, lab equipment, test vehicles, other items related to our product development activities, office building, leasehold improvements and office furniture and equipment. We expect our capital expenditures for 2009 to be approximately $9 million, of which 5.5 million is for additional software, development tools, computer equipment, field test equipment, lab equipment and other items for our product development activities. We entered into an agreement on January 22, 2008 to access certain technology and committed to pay US$10 million, of which $0.5 million was paid in 2008, over 8 years for both licensing the technology and guaranteed royalty payments even if no related products were sold using the acquired technology. We are currently considering working with joint venture partners to finance and construct an office building on a piece of property we acquired in Shanghai, which is adjacent to the offices of Spreadtrum Shanghai. We do not yet have an estimate of the amount of anticipated expenditures for our new office building or the timing for the planned construction.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141, “Business Combinations” cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition- related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008 with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. The adoption of SFAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

On April 1, 2009, the FASB issued FASB Staff Position (“FSP”) No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141(R)-1”), which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141(R)-1 will change our accounting treatment for business combinations on a prospective basis, beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which improves the relevance, comparability, and transparency of financial information provided to investors by requiring all companies to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. In addition, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between a company and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not expect that the adoption of SFAS 160 will have an impact on our financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, “Determining the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect that the adoption of FSP 142-3 will have an impact on our financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect that the adoption of EITF 08-06 will have an impact on our financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-07, “Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish on value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We do not expect that the adoption of EITF 08-07 will have an impact on our financial position or results of operations.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, we will adopt SFAS 157 for our nonfinancial assets and nonfinancial liabilities beginning with the first interim period of our fiscal year 2009. We do not expect that the adoption of FAS 157 for its nonfinancial assets and nonfinancial liabilities will have a material impact on our financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. We do not expect the adoption of FSP 157-3 to have a material impact on our consolidated financial statements or the fair values of our financial assets and liabilities.

In April 2009, the FASB issued three Staff Positions (“FSPs”): (i) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (ii) FSP FAS 115-2 and FAS 124-2, which addresses other – than – temporary impairments for debt securities; and (iii) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We do not expect that the adoption of these FSPs will have an impact on our financial position or results of operations.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS No.165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively.

In June 2009, the FASB has issued Financial Accounting Standards No. 167 which is a revision to FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities”, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new standard will require a number of new disclosures. Statement 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. Statement 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. Early application is not permitted.

C.	Research and Development, Patents and Licenses

We design substantially all of our semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. We have invested substantial resources in research and development. Of our 674 employees as of December 31, 2008, 519 were engineers, approximately 45% of whom hold a Master’s degree or Ph.D. Through our significant investment in research and development, we have developed a large and growing portfolio of patents. As of December 31, 2008, we owned 39 patents and had 360 pending patent applications in China, we owned 20 patents and had 33 pending patent applications in the United States and we had 7 pending patent applications in Europe.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA and GSM/GPRS technologies. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Our 39 PRC patents expire between March 2022 and September 2025, and our 20 United States patents expire between April 2022 and September 2025.

In addition to our in-house development efforts, we have entered into patent transfer agreements with several leading PRC universities, such as Beijing University of Posts and Telecommunications and Tsinghua University, pursuant to which we acquired co-ownership of 20 patents and 10 pending patent applications in China, and joint development agreements with leading PRC universities, such as Beijing University of Posts and Telecommunications, and other technology companies. These agreements relate to 2G, 2.5G and 3G technologies. In certain of the patent transfer agreements, we made a one-time payment and acquired joint ownership of the patents. Under the majority of our joint development agreements, we jointly own any developed technology and our partners generally cannot license the developed technology without our consent.

We rely on third-party licenses for some of our key technologies, as well as other technologies that are utilized in our products. For example, we have incorporated into our baseband semiconductors digital signal processing cores licensed from CEVA, RISC processor cores licensed from ARM, 3G protocol stack software that we co-developed with Sasken. We have also licensed 3G technology from InterDigital and its affiliate. From time to time, we may be required to license additional technology from third-parties to develop new products or enhance our existing products. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or obtain third-party licenses necessary to develop new products and product enhancements, could result in delays or other disruptions in introducing or shipping our baseband semiconductors or require us to obtain substitute technology at greater cost or of lower quality or performance standards.

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

As of December 31, 2008, we had two pending trademark applications and six registered trademarks in China, including a trademark that incorporates our English name “Spreadtrum.” We also had 2 pending trademark applications and 28 registered trademarks in countries other than China. Additionally, we have registered the copyright for our 2.5G/GPRS handset software V1.0 in China. We also have registered 39 domain names, including the following: www.spreadtrum.com, spreadtrum.net and spreadtrum.com.cn.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Total	Less Than 1 Year	1 to 3 Years		3 to 5 Years		More than 5 Years
	(in thousands)
Contractual obligation:
Debt	$3,658	$3,658	$		$		$
Lease	1,560	889		671
License Fees	2,727	1,599		1,128
Commitment to purchase technology	9,500	1,500		1,500		1,000		5,500
Others(1)	248	248

Total	$17,693	$7,894		$3,299		$1,000		$5,500

(1)	On January 5, 2009, we entered into an agreement with Spreadtrum (Shanghai) Real Estate Development Co., Ltd.to purchase a total of 51 residential units next to our principal offices in Shanghai, for the total price of RMB 30.7 million (approximately $4.5 million), of which RMB 18.5 million (approximate $2.7 million) was prepaid in 2008, RMB 10.5 million (approximately $ 1.5 million) was deducted from the RMB 20 million deposit paid by us in May 2006 and RMB 1.7 million (approximately $0.2 million) was paid by cash in January 2009.

The above table excludes income tax liabilities of $2.6 million recorded in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information on FIN 48, see note 15 to our Consolidated Financial Statements, included herein.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of June 15, 2009. Unless otherwise indicated, the business address of each of our directors and executive officers is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name	Age	Position
Ping Wu	45	Chairman of the Board of Directors
Leo Li	51	President and Chief Executive Officer
Datong Chen	54	Director
Hao Chen(1)	43	Director
Yungang (Ken) Lu(1)	46	Director
Scott Sandell(2)	44	Director
Carol Yu(1)(2)	46	Director
David S. Wu	51	Chief Financial Officer
Qiang Cao	47	Vice President of Products
Brian Chen	34	Vice President of Operations

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Ping Wu, one of our founders, has served as the Chairman of our board of directors since our inception in April 2001. Dr. Wu also served as our President from April 2001 to October 2008 and as our Chief Executive Officer from April 2001 to February 2009. Dr. Wu has over 20 years of experience in system-on-chip designs and holds three integrated circuit design patents. Prior to co-founding our company, Dr. Wu served as Senior Director of VLSI designs at Mobilink Telecom Inc. from 1997 until 2001. Prior to 1997, Dr. Wu served as Design Manager of Trident Microsystems, Inc. Dr. Wu holds a bachelor’s of science degree in electrical engineering from Tsinghua University and a master’s degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

Leo Li has served as our President since October 2008 and as our Chief Executive Officer since February 2009. Dr. Li has more than 21 years of experience in the wireless communications industry. From 2005 to 2007, Dr. Li served as the Chief Executive Officer of Magicomm Technology Inc., a cell phone product development company. From 2002 to 2005, Dr. Li served as Senior Business Development Director at Broadcom and was responsible for a line of GSM/GPRS/EDGE/WCDMA baseband business. From 1998 to 2002, Dr. Li served as General Manager of Mobile Phone Product and Vice President of Mobilink Telecom Inc., a GSM baseband start-up company that was sold to Broadcom in 2002. Prior to 1998, Dr. Li held various senior engineering and program management positions at Rockwell Semiconductors and Ericsson. Dr. Li holds 10 patents in wireless communication systems, RF IC system and circuit designs, and RFID applications. Dr. Li received a bachelor’s of science degree from the University of Science and Technology of China in Hefei, China; a master of science degree from the Institute of Electronics, Chinese Academy of Sciences in Beijing, China; a Ph.D. degree in electrical engineering from the University of Maryland in College Park, Maryland, USA; and a master of business administration degree from the National University in La Jolla, California, USA.

Datong Chen, one of our founders, has served as a member of our board of directors since April 2004 and served as our Chief Technology Officer from April 2001 to January 2008. Dr. Chen has over 20 years of experience in the semiconductor industry and holds over 34 patents. Prior to co-founding our company, Dr. Chen co-founded OmniVision Technologies, Inc., serving as Vice President of Technology from 1995 until 2000. From 1993 until 1995, Dr. Chen served as a staff semiconductor design engineer at National Semiconductor Corporation. Dr. Chen holds a bachelor’s of science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University. After receiving his Ph.D. degree, Dr. Chen served as a post-doctoral researcher at both the University of Illinois and Stanford University. The address for Dr. Chen is c/o Northern Light Venture Capital, Suite 2301, SP Tower A, Tsinghua Science Park, Haidian District, Beijing 100084, PRC.

Hao Chen has served as a member of our board of directors since March 2007. Since April 2001, Mr. Chen has been a managing director of Legend Capital. Mr. Chen holds a bachelor’s of science degree in computer science from Huazhong University of Science and Technology. The address for Mr. Chen is 10/F, Tower A, Raycom Info Tech Park, No.2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing 100080, PRC.

Yungang (Ken) Lu has served as a member of our board of directors since March 2007. Since May 2004, Mr. Lu has been a managing director of APAC Capital Advisors Ltd. From April 1998 until May 2004, Mr. Lu was an equity research analyst with Credit Suisse First Boston. From March 1997 until February 1998, Mr. Lu was an equity research analyst with J.P. Morgan. In addition to serving on our board of directors, Mr. Lu is a director of AsiaInfo Holdings Limited. Mr. Lu holds a bachelor’s of science degree in biology from Beijing University, a master’s of science degree in biochemistry from Brigham Young University and a Ph.D. degree in finance from the University of California, Los Angeles. The address for Mr. Lu is 702-03 Winway Building, 50 Wellington Street, Central, Hong Kong.

Scott Sandell has served as a member of our board of directors since April 2004. Mr. Sandell has been a General Partner of New Enterprise Associates since 2000. In addition to serving on our board of directors, Mr. Sandell is a director of Agami System, Inc., Cassatt Corporation, Data Domain, Inc., DreamFactory Software, Inc., HelioVolt Corporation, Bloom Energy Corporation (formerly Ion America Corporation), SolFocus, Inc., SugarCRM Inc., Tableau Software, Inc., Telegent Systems, Inc. and Teneros, Inc. Since 2003, Mr. Sandell has served as co-chairman of the board of directors of the Software Development Forum. Mr. Sandell started his career at the Boston Consulting Group and later joined C-ATS Software as the company’s first salesman. Later, he worked as a Product Manager for Windows 95 at Microsoft Corporation before joining New Enterprise Associates in 1996. Mr. Sandell holds a bachelor’s of arts degree in engineering sciences from Dartmouth College and a master of business administration degree from the Stanford Graduate School of Business. The address for Mr. Sandell is c/o New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, CA 94025.

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

David S. Wu has served as our Chief Financial Officer since June 2009. Before joining Spreadtrum, Mr. Wu worked in various financial and operational management roles, including the US Fund of CITIC Capital (the private equity arm of the largest financial conglomerate in China), Danaher Corporation, AlliedSignal (now Honeywell) and BFGoodrich. Mr. Wu started his career as an auditor for Arthur Young (now Ernst & Young). Mr. Wu received a bachelor’s of science in engineering (BSE) degree, cum laude, from Princeton University, a master of science in engineering (MSE) degree from the University of Pennsylvania, and a master of business administration degree from The Wharton School of Finance. He passed the Certified Forensic Accountant and Certified Management Accountant examinations, and is a CPA from the States of Virginia and Illinois.

Qiang Cao has served as our Vice President of Products since January 2008 and previously served as our Vice President of Marketing from December 2006 until January 2008. From September 2004 until December 2006, Dr. Cao served as Vice President of Marketing of the Mobility Division of ZTE Corporation. From March 1997 until September 2004, Dr. Cao worked for Lucent Technologies (UK) and was awarded Distinguished Member of Technical Staff and appointed as Technical Director for the China Market. Dr. Cao holds a bachelor’s of science degree and a master’s of science degree in communications engineering from Beijing Polytechnic University and a Ph.D. degree in communications engineering from the Imperial College, University of London.

Brian Chen has served as our Vice President of Operations since February 2009. In this role, he is responsible for operations activities including procurement, logistics, manufacturing, quality assurance, and information technology. Mr. Chen joined Spreadtrum in January 2007 as Director of Operations and was appointed Senior Director of Operations in May 2008. Before joining Spreadtrum, from 2002 to 2007 Mr. Chen worked at TSMC North America in positions including Member of Technical Staff, Technical Manager and Account Manager. Prior to joining TSMC North America, Mr. Chen served device engineering positions at Mosel Vitelic Corporation and Altera Corporation. Mr. Chen holds a bachelor’s of science degree in materials science & engineering from National Tsinghua University and a master’s of science degree in materials science & engineering from Stanford University.

There are no family relationships among any of the persons listed above. There are also no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

The following executive officers resigned from Spreadtrum in 2009: Ping Wu, our former Chief Executive Officer, who resigned from his position as Chief Executive Officer effective February 2009; Ling Qin, our former Vice President of Operations, who resigned effective February 2009; and Richard Wei, our former Chief Financial Officer, who resigned effective March 2009.

B.	Compensation

The aggregate cash compensation that we paid to all of our current executive officers and directors for services rendered to us and our subsidiaries during the year ended December 31, 2008 was approximately $798,378, which includes bonuses, salaries and consulting fees that were earned in 2008 and paid in 2009. The aggregate cash compensation that we paid to the executive officers and directors in office as of December 31, 2008 for services rendered to us and our subsidiaries during the year ended December 31, 2008, was approximately $993,578, including bonuses, salaries and consulting fees that were earned in 2008 and paid in 2009.

In 2008, we did not provide cash compensation to directors solely for their service as directors of our company. Other than life insurance for certain of our executive officers, we do not provide pension, retirement or similar benefits to our executive officers and directors. Other than a consulting agreement we entered into with Datong Chen, none of our non-executive directors has any employment or service contract with our company.

In 2008, options to purchase 770,000 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers. The per share exercise prices of the options granted to our directors and executive officers during 2008 is $0.37, and the expiration dates of such options is December 16, 2018. In 2008, restricted share units to receive 1,630,000 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers.

Equity Compensation Plans

Second Amended and Restated 2001 Stock Plan

Our Second Amended and Restated 2001 Stock Plan, or 2001 Stock Plan, was adopted by our board of directors and our shareholders in April and May 2007, respectively. Our 2001 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We have not issued any awards under our 2001 Stock Plan since the completion of our initial public offering and we do not intend to do so in the future. Instead we have granted options under our 2007 Equity Incentive Plan. However, our 2001 Stock Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

As part of our ongoing efforts to retain and motivate our service providers, we implemented an option exchange program for our non-U.S. resident service providers, pursuant to which such non-U.S. resident service providers could elect to exchange out-of-money options granted under the 2001 Stock Plan for new options under our 2007 Equity Incentive Plan.

To avoid incurring additional compensation expenses as a result of our option exchange program, we structured the program as a “value-for-value” exchange, such that the fair value of each out-of-money option offered for exchange was equal to the fair value of the new option granted in the exchange. Accordingly, participants in the option exchange program received lower-priced options exercisable for fewer numbers of shares relative to the out-of-money options surrendered for exchange. The number of shares exercisable under each new option was determined by applying an exchange ratio that was calculated with the purpose of achieving a “value-for-value” exchange as described above. In addition, service providers participating in the option exchange program forfeited all vesting credit under their surrendered options, because all new options granted under the program were 100% unvested on the date of grant and scheduled to vest monthly over the four-year period commencing on the date of grant of such new options.

In February 2009, as a result of our option exchange program, options to purchase 1,608,813 of our ordinary shares in the aggregate were exchanged and cancelled under the 2001 Stock Plan, and options to purchase 470,025 of our ordinary shares in the aggregate were granted under the 2007 Equity Incentive Plan.

Share Reserve. As of December 31, 2008, options to purchase 14,338,308 ordinary shares were outstanding, options to purchase 15,379,222 ordinary shares have been exercised and such shares were outstanding and no ordinary shares were available for future grant under this plan.

Administration. Our board of directors or a committee appointed by our board administers our 2001 Stock Plan. Under our 2001 Stock Plan, the administrator has the power to determine the terms of the awards, including the fair market value, the service providers who will receive awards, the number of shares subject to each such award, the exercise price, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

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

After termination of an employee, director or consultant, he or she may exercise his or her vested options for the period of time stated in the option agreement. If termination is due to death or disability, the option will remain exercisable for at least six months. In all other cases, the option will remain exercisable for at least thirty days. However, an option generally may not be exercised later than the expiration of its term.

Transferability. Unless the administrator provides otherwise, our 2001 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions. Our 2001 Stock Plan provides that in the event of our merger with or into another corporation or our change in control, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will terminate as of the date of the closing of the merger or change in control.

Amendment and Termination. Our 2001 Stock Plan terminated on June 26, 2007. However, the termination of the 2001 Stock Plan did not affect any awards outstanding under the plan on the date of termination.

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

Share Reserve. As of December 31, 2008, the maximum aggregate number of our ordinary shares that may be issued under the 2007 Equity Incentive Plan is 20,076,580. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	10 million ordinary shares; or

•	such other amount as our board of directors may determine.

As a result of the turnover in our senior management team and other personnel during the first half of 2009, we granted equity awards for large numbers of shares under the 2007 Equity Incentive Plan. Taking into consideration these extraordinary circumstances, in June 2009, our board of directors authorized an increase in the total number of shares reserved for issuance under the 2007 Equity Incentive Plan by 1,432,359 ordinary shares, which represents a special one-time increase beyond the automatic annual increase described above.

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

After termination of an employee, director or consultant, he or she may exercise his or her vested options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

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

We believe that each of the members of our board of directors, except for Dr. Wu, our former President and Chief Executive Officer, and Dr. Chen, our former Chief Technology Officer, is an “independent director” as that term is used in the Nasdaq corporate governance rules.

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

We have a staggered board that is divided into three classes, designated as Class I, consisting of three directors (one of which is currently vacant), Class II, consisting of three directors (two of which are currently vacant), and Class III, consisting of three directors, with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2011 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2009 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2010 annual shareholder meeting. Starting with the Class I directors who were re-elected at our 2008 annual shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6.A Directors, Senior Management and Employees – Directors and Senior Management.”

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

None of our directors has any service contract with our company or our subsidiaries providing for benefits upon termination of their service as directors of our company.

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

As of December 31, 2008, our workforce consisted of 674 employees, of which 639 were located in China and 35 were located in the United States. Of our employees, 55 were in sales and marketing, 74 were in general and administration, 519 were in research and development and 26 were in operations and procurement and information technology. We had 576, 768 and 674 employees as of December 31, 2006, 2007 and 2008, respectively. We do not have a significant number of temporary employees. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 15, 2009, the most recent practicable date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Ping Wu(3)	8,790,444	6.45
Datong Chen	3,389,184	2.56
Hao Chen	—	—
Yungang (Ken) Lu	*	*
Scott Sandell(4)	20,836,709	15.71
Carol Yu	*	*
Leo Li	*	*

Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
David S. Wu	—	—
Qiang Cao	*	*
Brian Chen	*	*
All directors and executive officers as a group(5)	33,422,171	24.41

*	Represents less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants currently exercisable into ordinary shares and restricted share units that will vest within 60 days after March 15, 2009 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 132,470,287 ordinary shares outstanding as of March 15, 2009.
(3)	Includes 3,881,001 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2009 held by Dr. Wu. Also includes 3,609,443 ordinary shares owned by Ping Wu and Joann Xu Wu, Trustees of the Ping and Joann Wu Family Trust dated 9/14/07; 450,000 ordinary shares owned by Ping Wu, Trustee of Ping Wu Annuity Trust II dated 12/17/08; and 450,000 ordinary shares owned by Ping Wu, Trustee of Joann Xu Wu Annuity Trust II dated 12/17/08. Dr. Wu is the trustee of each of the aforementioned trusts and may be deemed to have voting and dispositive power with respect to the shares owned by them. Dr. Wu disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Also includes 200,000 ordinary shares owned by Joann Xu Wu, Custodian FBO Tony Wu UTMA CA Until Age 18; and 200,000 ordinary shares owned by Joann Xu Wu, Custodian FBO George Wu UTMA CA Until Age 18. Dr. Wu is the spouse of Joann Wu, and may be deemed to have voting and dispositive power with respect to such shares. Dr. Wu disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Does not include 420,000 ordinary shares to be issued to Dr. Wu on October 26, 2009 in settlement of fully vested restricted share units.
(4)	Includes 166,667 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2009 held by Mr. Sandell. Also includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(5)	Includes 4,442,672 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2009 held by our directors and executive officers or upon vesting of restricted share units within 60 days of March 15, 2009 held by our directors and executive officers.

As of March 15, 2009, our directors and executive officers hold options to purchase an aggregate of 5,121,488 ordinary shares under our 2001 Stock Plan and our 2007 Equity Incentive Plan. The per share exercise prices of these options held by our directors and executive officers range from $0.15 to $3.96, and the expiration dates of such options range from July 16, 2013 to February 23, 2019. In addition, as of March 15, 2009, our directors and executive officers hold restricted share units representing 1,619,170 ordinary shares issuable upon vesting of restricted share units under our 2007 Equity Incentive Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership as of March 15, 2009, the most recent practicable date, of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Scott Sandell(3)	20,836,709	15.71
Entities affiliated with New Enterprise Associates 11, Limited Partnership(4)	20,684,209	15.61
Entities affiliated with Fortune Venture Investment Group(5)	8,335,792	6.29
Entities affiliated with Pacific Venture Partners(6)	7,020,302	5.30

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants exercisable into ordinary shares within 60 days after March 15, 2009 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 132,470,287 ordinary shares outstanding as of March 15, 2009.
(3)	Includes 166,667 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2009 held by Mr. Sandell. Also includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The entities and individuals having voting and dispositive power with respect to the ordinary shares owned by New Enterprise Associates 11, Limited Partnership and New Enterprise Associates, LLC are described in footnote 4 below. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(4)

Includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership 16,831 ordinary shares owned by NEA Ventures 2004, Limited Partnership; and 7,449 ordinary shares owned by New Enterprise Associates, LLC. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to our ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. J. Daniel Moore is the general partner of NEA Ventures 2004, Limited Partnership and may be deemed to have voting and dispositive power with respect to the ordinary shares held by NEA Ventures 2004, Limited Partnership. Mr. Moore disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to our ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2490 Sand Hill Road, Menlo Park, CA 94025.

(5)	Includes 731,243 ordinary shares held by Central Technology Venture Capital Investment Corporation; 1,370,873 ordinary shares held by Communication Technology Venture Capital Investment Corporation; 272,733 ordinary shares held by Emerging Technology Venture Capital Investment Corporation; 18,002 ordinary shares held by Fortune Consulting Group, Inc.; 453,264 ordinary shares held by Fortune IC Fund I; 1,567,713 ordinary shares held by Fortunetech Seed Fund Ltd.; 678,246 ordinary shares held by Fortune Technology Fund I Ltd.; 504,715 ordinary shares held by Fortune Technology Fund II Ltd.; 731,243 ordinary shares held by Golden Technology Venture Capital Investment Corporation; 272,640 ordinary shares held by Grand Cathay & Fortune Technology Venture Capital Investment Corporation; 272,640 ordinary shares held by Legend Technology Venture Capital Investment Corporation; 731,237 ordinary shares held by NCTU Spring I Technology Venture Capital Investment Corporation; and 731,243 ordinary shares held by Titan Technology Venture Capital Investment Corporation. Fortune Consulting Group, Inc. is the manager of Central Technology Venture Capital Investment Corporation, Communication Technology Venture Capital Investment Corporation, Emerging Technology Venture Capital Investment Corporation, Fortune IC Fund I, Golden Technology Venture Capital Investment Corporation, Grand Cathay & Fortune Technology Venture Capital Investment Corporation, Legend Technology Venture Capital Investment Corporation, NCTU Spring I Technology Venture Capital Investment Corporation and Titan Technology Venture Capital Investment Corporation. Fortunetech Partners, LLC is the manager of Fortunetech Seed Fund Ltd. Fortune Venture Management Pte. Ltd. is the manager of Fortune Technology Fund I Ltd. and Fortune Technology Fund II Ltd. Each of Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. is affiliated with Fortune Venture Investment Group, or FVIG. Fan Chao-Ying Chew, Lo-Hou Chew and Chih-Yuan Chen serve on the board of directors of FVIG. The board of directors of FVIG makes voting and investment decisions with respect to all of our shares beneficially owned by Fortune Consulting Group, Inc., Fortunetech Partners, LLC and Fortune Venture Management Pte. Ltd. Each director of FVIG disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for FVIG is 13F-1, No. 128, Min Sheng E. Road, Sec. 3, Taipei, Taiwan.
(6)	Includes 747,587 ordinary shares held by Pacific Technology Advisors, LDC; 4,101,527 ordinary shares held by Pacific Technology Partners, L.P.; and 2,171,188 ordinary shares held by Pacific United Technology, L.P. Pacific Technology Advisors, LDC is the general partner of Pacific Technology Partners, L.P. and Pacific United Partners, LDC is the general partner of Pacific United Technology, L.P. Each of Pacific Technology Advisors, LDC and Pacific United Partners, LDC is affiliated with Pacific Venture Partners. The managing members of Pacific Venture Partners, or the Managers of Pacific Venture Partners, are Paul Wang and Ben Yang. The Managers of Pacific Venture Partners make voting and investment decisions with respect to all of our shares beneficially owned by Pacific Technology Advisors, LDC, Pacific Technology Partners, L.P. and Pacific United Technology, L.P. The Managers of Pacific Venture Partners disclaim beneficial ownership of all such shares, except to the extent of their pecuniary interest therein. The address for Pacific Venture Partners is 38C, #7, Lane 500 Chang De Road, Shanghai 200041, PRC.

The group of entities affiliated with New Enterprise Associates 11, Limited Partnership, or NEA, the group of entities affiliated with Fortune Venture Investment Group, or Fortune, and the group of entities affiliated with Pacific Venture Partners, or PVP, significantly increased their ownership of our shares in September and October 2006 in connection with our private placement of Series D preference shares at a per share price of $2.74. Such price was determined based on arm’s-length negotiations between us, NEA, Fortune, PVP and other investors in the private placement and was approved by our board of directors. NEA, Fortune and PVP purchased 1,901,501, 496,787 and 303,990 Series D preference shares, respectively, in the private placement. Since our initial public offering, NEA has significantly decreased its ownership of our shares through distributions to NEA’s limited partners. None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 15, 2009 have voting rights that are different from the voting rights of our other shareholders.

B.	Related Party Transactions

Equity Issuances

We have granted options to some of our directors and executive officers pursuant to our 2001 Stock Plan. See “Item 6.B Directors, Senior Management and Employees—Compensation.”

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

Relationship with Spreadtrum Beijing

Spreadtrum Beijing assembled a staff of engineers with expertise in wireless communications technologies, particularly in TD-SCDMA, AVS and 2G/2.5G standards. Accordingly, Spreadtrum Shanghai entered into a Research and Development Agreement dated as of December 27, 2006 with Spreadtrum Beijing to utilize this engineering talent. Under the agreement, Spreadtrum Shanghai hired and retained Spreadtrum Beijing to perform ongoing research and development relating to wireless telecommunications systems. In consideration for performing this research and development, Spreadtrum Shanghai agreed to reimburse Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred by Spreadtrum Beijing in connection with the performance of the agreed upon scope of work, plus an additional percentage of those costs. From the execution of the agreement until April 30, 2009, Spreadtrum Shanghai paid to Spreadtrum Beijing an aggregate of approximately $3.4 million. Spreadtrum Shanghai owns all rights, title and interest in the results of such research and development. Spreadtrum Beijing agreed that its employees, agents and subcontractors who work on specified research and development work for Spreadtrum Shanghai will execute confidential information agreements acceptable to Spreadtrum Shanghai. The term of the Research and Development Agreement is 10 years, unless terminated earlier by Spreadtrum Shanghai. At the end of the initial term, the agreement will renew automatically for additional one-year terms, unless either party elects to terminate the agreement.

In connection with the Research and Development Agreement, our employees worked closely with their counterparts at Spreadtrum Beijing. Under the Research and Development Agreement, Spreadtrum Shanghai and Spreadtrum Beijing must agree on the type of research and development projects that Spreadtrum Beijing will undertake for Spreadtrum Shanghai and the related milestones. In addition, Ms. Qian Dong, our Vice President of Administration and Human Resources, is the PRC legal representative, executive director and manager of Spreadtrum Beijing.

On March 27, 2007, Spreadtrum Shanghai established a branch office in Beijing. In an effort to reduce our costs under the Research and Development Agreement, in May 2007, Spreadtrum Shanghai’s Beijing branch office accepted the transfer of 77 of Spreadtrum Beijing’s employees. As of May 31, 2009, Spreadtrum Beijing’s workforce consisted of 10 employees.

On March 9, 2007, Spreadtrum Beijing entered into an intellectual property transfer agreement for the acquisition of AVS-related intellectual property from a third-party PRC company. Spreadtrum Beijing acquired the AVS-related intellectual property in order to complete the acquisition quickly and hire the employees of the third-party PRC company located in Beijing. At that time, Spreadtrum Shanghai had not established a Beijing branch office and could not hire employees in Beijing to conduct research and development activities. Under the Research and Development Agreement, Spreadtrum Shanghai has the right to acquire the AVS-related intellectual property from Spreadtrum Beijing and has reimbursed Spreadtrum Beijing for all reasonable direct and indirect costs incurred by Spreadtrum Beijing, plus an additional percentage of those costs. Also, in connection with the acquisition of AVS-related intellectual property by Spreadtrum Beijing, Spreadtrum Shanghai assumed another intellectual property transfer agreement from the same third party pursuant to which Spreadtrum Shanghai was assigned the right to acquire additional AVS-related intellectual property for RMB 20.0 million (approximately $2.6 million) from another third party. Spreadtrum Shanghai has completed its acquisition of such intellectual property from such third party.

Additionally, we have entered into a Loan Agreement with Shujun Zhang, Dichen Li and Yuer Zhang, three of the shareholders of Spreadtrum Beijing, pursuant to which we loaned them an aggregate amount of $1,000,000. Shujun Zhang is the mother of Datong Chen, one of our directors and co-founders and our former Chief Technology Officer, Yuer Zhang is the mother of Renyong Fan, one of our co-founders and our former Vice President of Operations, and Dichen Li is the mother of Jin Ji, one of our co-founders and employees. Pursuant to the Loan Agreement, each of Shujun Zhang, Dichen Li and Yuer Zhang agrees to use the principal amount of the loan to establish and operate Spreadtrum Beijing. Each is restricted from assigning, transferring or causing a security interest to be created with respect to the equity interests of Spreadtrum Beijing without our prior written consent. We may cause the loan, which does not accrue interest, to be repaid with prior written notice to the shareholders of Spreadtrum Beijing.

In May 2008, Spreadtrum Shanghai injected RMB 5 million in Spreadtrum Beijing to increase Spreadtrum Beijing’s registered capital for the purpose of reducing Spreadtrum Beijing’s debt-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. In June 2008, Spreadtrum Beijing completed its registration with the applicable local Administration for Industry and Commerce for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three individual shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing.

Relationship with Xi’an Chuang Xin

In September 2008, Shanghai Han & Qin Investment Co., Ltd., one of our wholly-owned indirect subsidiaries, invested RMB 5 million (approximately $0.7 miilion) in Xi’an Chuang Xin, for a 39.06% equity interest ownership. Ping Wu, one of our directors and co-founders and our former President and Chief Executive Officer, is the Chairman of the board of directors of Xi’an Chuang Xin. The principal activities of Xi’an Chuang Xin are the research and development, marketing and sales activities of chips for multimedia products such as digital TV.

Employment and Consulting Agreements

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

In June 2007, we entered into employment agreements with each of (i) Ping Wu, the current Chairman of our board of directors and our former President and Chief Executive Officer, and (ii) Datong Chen, one of our current directors and our former Chief Technology Officer.

In connection with Dr. Chen’s resignation as our Chief Technology Officer in January 2008, the employment agreement with Dr. Chen terminated. In March 2008, we entered into a consulting agreement with Dr. Chen, pursuant to which Dr. Chen agreed to advise us with respect to our strategy, business development and internal management system and identify, meet with and negotiate with our potential strategic partners to develop and establish relationships between us and such potential strategic partners.

In October 2008, we appointed Leo Li as our President. In February 2009, we promoted Dr. Li from his position as our President to become our President and Chief Executive Officer, with Dr. Wu retaining his role as Chairman of our board of directors. In connection with Dr. Li’s promotion, Dr. Wu’s employment agreement terminated, and we entered into a separation agreement with Dr. Wu and an employment agreement with Dr. Li. In addition, in June 2009, we entered into an employment agreement with David S. Wu, our Chief Financial Officer.

The employment agreements with Dr. Li and Mr. David S. Wu provide that we may terminate their employment at any time, with or without cause, and these executive officers may also terminate their employment at any time, for any reason or no reason at all. In the event that we terminate the employment of one of these executive officers for cause, or if the executive officer resigns without good reason, such departing executive officer will not be entitled to receive any severance benefits.

In the case of a termination without cause or a resignation for good reason, these executive officers will be entitled to certain severance benefits. For Dr. Li, these severance benefits include (i) severance pay at a rate equal to his then current monthly base salary until the earlier of twelve months from the date of termination or such time Dr. Li becomes employed by another company, and (ii) accelerated vesting of all outstanding equity awards as to 50% of the then unvested portion of any such award, provided, however, that in the event such a termination occurs within twelve months following a change in control, Dr. Li would be entitled to 100% accelerated vesting of all outstanding equity awards. For Mr. David S. Wu, the severance benefits include severance pay for six months at his then current base salary and accelerated vesting of all outstanding equity awards as to the lesser of (i) 50% of the then unvested portion of any such award, or (ii) 25% of any such award.

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

Good reason means, without the executive officer’s consent, (i) a material reduction of authorities, duties or responsibilities, or the removal from such authorities, duties or and responsibilities, unless the executive officer is provided with a comparable position, excluding a reduction in authorities, duties or responsibilities solely by virtue of us being acquired and made part of a larger entity, or (ii) a material reduction of the executive officer’s aggregate base salary and target bonus opportunity below the base compensation immediately prior to such reduction, unless we also similarly reduce the base compensation of all our other executives officers.

A change in control is defined as (i) a change in the ownership of our shares that results from any one person, or more than one person acting as a group, acquiring ownership of our shares that, together with the shares held by such person or persons, constitutes more than 50% of the total voting power of our shares, or (ii) a change in the ownership of a substantial portion of our assets that results from any person acquiring (or having acquired during the 12-month period ending on the date of the most recent acquisition by such person) assets from us that have a total gross fair market value equal to or greater than 85% of the total gross fair market value of all our assets immediately prior to such acquisition or acquisitions; provided, however, that asset transfers to the following persons or entities would not constitute a change in the ownership of a substantial portion of our assets: (a) an entity that is controlled by our shareholders immediately after the transfer, (b) one of our shareholders in exchange for or with respect to our shares, (c) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by us, (d) a person that owns, directly or indirectly, 50% or more of the total value or voting power of all our outstanding shares, or (e) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly by a person described in clause (d).

Pursuant to these employment agreements, each of these executive officers has also agreed to not, until the date one year after the termination of such executive officer’s employment with us, either directly or indirectly, solicit, induce, attempt to hire, recruit, encourage, take away, hire any employee of us or our subsidiaries or cause any such employee to leave his employment for any other entity or person.

C.	Interests of Experts and Counsel

Not required.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see Item 18 “Financial Statements” and pages F-1 through F-42 for the company’s Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of the company’s revenues from customers located in the United States and outside the United States, please see Item 5 “Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, in June 2007, we received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. We are reviewing their list of essential GSM/GPRS patents and the corresponding claims chart and have not yet made any determinations. Also, we received a letter in March 2009 from Ericsson notifying us that Ericsson claims to own certain essential patents covering the GSM/GPRS, EDGE and WCDMA standards and offering to license such patents to us. We continue to be in discussions with Ericsson to receive more information. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

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

None.

Item 9.	The Offer and Listing

A.	Offer and Listing

Our ADSs have been quoted on The NASDAQ Global Market under the symbol SPRD since June 27, 2007. Each ADS represents three ordinary shares. On June 29, 2009, the last reported sale price of our ADSs on the Nasdaq Global Market was US$2.95. Citibank, N.A., the depositary, has advised us that, as of December 31, 2008, 31,243,374 ADSs, representing 93,730,122 underlying shares, were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

The table below sets forth, for the periods indicated, the highest and lowest sale prices on the Nasdaq Global Market for our ADSs.

	Trading Price
	High	Low
	US$	US$
Annual:
Fiscal year 2008	12.55	0.63
Fiscal year 2007(1)	17.00	9.30
Quarterly:
Third quarter 2007	16.65	9.30
Fourth quarter 2007	17.00	9.38
First quarter 2008	12.55	6.14
Second quarter 2008	9.79	4.70
Third quarter 2008	6.33	2.13
Fourth quarter 2008	2.51	0.63
Monthly:
December 2008	1.18	0.69
January 2009	1.12	0.70
February 2009	1.01	0.87
March 2009	2.50	0.75
April 2009	1.68	1.14
May 2009	2.09	1.45
June 2009 (through June 29)	3.18	1.81

(1)	Our ADSs commenced trading on the Nasdaq on June 27, 2007.

B.	Plan of Distribution

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

On April 30, 2009, Spreadtrum Shanghai entered into a Mid-Term Working Capital Bank Loan Contract with Shanghai Pudong Development Bank Jinqiao Sub-Branch, pursuant to which Spreadtrum Shanghai borrowed RMB300 million. A summary of this agreement is filed as an exhibit to this Annual Report.

On April 20, 2009, we signed a First Amendment to Technology Transfer and Technology License Agreement and Statement of Work with InterDigital and InterDigital Technology Corporation, which amends the Technology Transfer and Technology License Agreement dated January 22, 2008 among us, InterDigital and InterDigital Technology Corporation and which is filed as an exhibit to this Annual Report.

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company.”

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.0% appreciation of the RMB against the U.S. dollar by the end of 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and further amended on August 1, 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

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

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are currently in the form of IC cards and are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

Cayman Islands Tax

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC Tax

If we declare dividends to our shareholders and ADS holders from income originating from Spreadtrum Shanghai or Spreadtrum Technology, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT Law and be subject to a 10% withholding tax. Accordingly, we may be required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders. Please see Item 3.D “Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the EIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

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

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the EIT Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the EIT Law, see “— PRC Tax.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s tax basis in an ADS or an ordinary share will be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are currently eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2008. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2009 and do not expect to become one in the future, although this may change.

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

Disclosure Controls and Procedures

As of December 31, 2008, the end of the period covered by this annual report on Form 20-F, the management performed, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were not effective, because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”

To address this material weakness, we performed additional analyses and other procedures (described below under the subheading “Remediation Initiatives”) to ensure that our consolidated financial statements were prepared in accordance with GAAP. Accordingly, the management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, the management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

“A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”

In connection with the management’s assessment, as of December 31, 2008, the following material weakness in our internal control over financial reporting existed:

•

Controls designed to ensure that significant non-routine transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis did not operate effectively. This was in part because we had significant turnover in the finance related functions, including our Chief Executive Officer, Chief Financial Officer, financial controller, legal counsel, ERP System Director and IT Director. Also, for some significant non-routine transactions and accounting estimates, we had inconsistent levels of detail on documentation, in part due to insufficient handover preparations during the personnel turnover. Additional management reviews have been performed to ensure the accuracy of financial reporting contained in this annual report and we conducted a detailed and extensive review of account reconciliations, non-routine and complex transactions and agreements, financial statement classifications, journal entries and related substantiation for accuracy and conformance with GAAP.

Because of this material weakness, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The report of Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting appears on pages F-3 - F-4 in this annual report.

Remediation Initiatives

We have engaged in, and will continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting. The audit committee will continue to monitor the remediation plan and address the material weakness noted in prior periods and which remains at the completion of this evaluation of the company’s internal controls over financial reporting.

To remediate the material weakness described above, we have:

•	Appointed a new Chief Financial Officer to succeed our previous Chief Financial Officer who resigned from the company. Our new Chief Financial Officer assumed his role effective June 8, 2009.

•	Appointed a new Financial Controller effective April 6, 2009, who has been in other positions with us for 8 years and is a Certified Public Accountant in the State of California, USA.

•	Hired back a former Senior Manager in Accounting who is a Certified Public Accountant in China and promoted her to Assistant Controller effective February 17, 2009.

We also plan to implement the remedial measures described below:

•	Establish documentation standards supporting routine and non-routine transactions including robust documentation around areas of judgment.

•

Enhance monitoring controls over the application of US GAAP accounting knowledge, the selection and evaluation of US GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures by a senior accounting officer.

•

Assess, including the possible use of consultants, the root causes of the high turnover rate, including the workload distribution within the company, and different ways to reduce the turnover rate for the company.

•	Introduce continuous improvement tools such as Policy Deployment (or Hoshin Kanri) to monitor the progress of the remediation plan, benchmarking other successful companies.

Management has not yet implemented all of the measures described above or adequately tested those controls already implemented.

Changes in Internal Control over Financial Reporting

We have previously disclosed in our registration statement on Form F-1 (File No. 333-143555 07904712), as amended, initially filed with the SEC on June 6, 2007, and on our annual report on Form 20-F for the fiscal year ended December 31, 2007, that we have identified significant deficiencies in internal control over financial reporting. The following summarizes the remedial actions taken by us as of December 31, 2008 with respect to the following significant deficiency:

•	a lack of formal accounting policies and procedures for the accounting and review of non-standard transactions or accounts.

A number of actions were taken by us, including:

•	Formalized the accounting policies and procedures for the accounting and review of non-standard transactions or accounts.

•

Engaged independent tax advisory services and implemented internal controls around the in-house contracts review process that require all major contracts to be reviewed by the legal department or outside counsel;

•	Established a tracking system to manage government subsidized projects and assigned competent staff to oversee and implement tax planning and compliance.

Remediation of Fiscal Year 2007 Significant Deficiencies

We have previously disclosed in our registration statement on Form F-1 (File No. 333-143555 07904712), as amended, initially filed with the Security and Exchange Commission on June 6, 2007, and on our annual report on Form 20-F for the fiscal year ended December 31, 2007, that we have identified significant deficiencies in internal control over financial reporting. The following summarizes the significant deficiencies reported and the remedial action taken by the company as of December 31, 2008.

With respect the following significant deficiency (i):

The identified significant deficiencies include lack of formal accounting policies and procedures for the accounting and review of non-standard transactions or accounts.

A number of actions were taken by the company, including:

•	Formalized the accounting policies and procedures for the accounting and review of non-standard transactions or accounts.

•

Engaged independent tax advisory services and implemented internal controls around the in-house contracts review process that requires all major contracts to be reviewed by the legal department, or outside counsel;

•	Established a tracking system to manage government subsidized projects and have assigned competent staff to oversee and implement tax planning and compliance.

Changes in Internal Control over Financial Reporting

The discussion above under “ Remediation of Fiscal Year 2007 Significant Deficiencies “ and “Management’s Plan for Remediation of Material Weakness” includes descriptions of the remediation planned or actual changes to our internal control over financial reporting in the year ended December 31, 2008 and subsequent to December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendment to or waivers of the Code for members of our board of directors and our executive officers will be disclosed on our website at www.spreadtrum.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2008, no amendments to or waivers from the Code were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Deloitte Touche Tohmatsu CPA Ltd., or DTT, our independent auditors, billed us the fees set forth below for services rendered during years ended December 31, 2008 and 2007, respectively. The Audit Committee has considered whether, and concluded that, the non-audit services provided by DTT are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below

Accountant Fees and Services

	For the year ended
	December 31, 2008	December 31, 2007
	(U.S. dollars in thousands)
Audit fees	1,033	517
Tax consulting fees	89	135
Total fees	1,122	652

Policies and Procedures

The Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Deloitte Touche Tohmatsu CPA Ltd. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee has approved 100% of the audit fees, audit-related fees, tax fees and all other fees listed in the table above.

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

The following table sets forth our share repurchase activities during each of the months indicated:

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of a publicly announced plan	Maximum number of ADSs that may yet be purchased under the plan
March 2008	—	—	—	2,274,066
April 2-30, 2008	985,290	$8.36	985,290	1,288,776
May 5-27, 2008	799,558	$8.27	799,558	489,218
June 2008	—	—	—	none

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements.

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

In February 2009, we implemented an option exchange program, pursuant to which certain of our non-U.S. resident service providers exchanged their out-of-money options to purchase our shares under our 2001 Stock Plan for new options to purchase our shares under our 2007 Equity Incentive Plan. Because our 2001 Stock Plan does not explicitly permit option exchange programs, implementation of such a program constituted a material amendment to the plan under Nasdaq Marketplace Rule 5635(c) and IM-5635-1.

In addition, in June 2009, we increased the number of shares reserved under our 2007 Equity Incentive Plan by 1,432,359 ordinary shares, which also constituted a material amendment to the plan under Nasdaq Marketplace Rule 5635(c) and IM-5635-1.

Nasdaq Marketplace Rule 5635(c) and IM-5635-1 require us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is materially amended. We elected to follow our home country practice in lieu of the requirements of such Nasdaq rules. The Cayman Islands Companies Law (2007 Revision) does not require us to obtain shareholder approval prior to the issuance of securities when our equity compensation plans have been materially amended, nor is doing so required under our amended and restated memorandum and articles of association. Accordingly, the implementation of our option exchange program and the increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan were authorized, approved and ratified by our board of directors, and we did not, and do not intend to, seek shareholder approval in connection with these matters.

PART III

Item 17.	Financial Statements

Please see Item 18 “Financial Statements”.

Item 18.	Financial Statements

The following Spreadtrum Communications, Inc. Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-42 are herein incorporated by reference:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Item 19.	Exhibits

Exhibit Number	Description
1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3 below)

2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 22, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705) filed with the Securities and Exchange Commission on June 13, 2007)

2.4	Letter agreement titled Provisional Deposit of Provisional Shares, dated as of May 22, 2008, between the Registrant and Citibank, N.A. (incorporated by reference to Exhibit 2.4 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)

2.5	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.6	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of January 22, 2009, among the Registrant, Citibank, N.A. and other parties thereto*

4.1	Second Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.4	Form of Employment Agreement between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

4.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended (incorporated by reference to Exhibit 10.5 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

Exhibit Number	Description
4.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended (incorporated by reference to Exhibit 10.6 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.7	Summary of Shanghai Commercial Building Sale Contract, dated as of December 26, 2006, between Spreadtrum Communications (Shanghai) Co. Ltd. and Spreadtrum (Shanghai) Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.8	Summary of Contract for the Transfer of State-owned Land Use Rights, dated January 31, 2007, between Spreadtrum Communications (Shanghai) Co. Ltd. and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.9	Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.10	Agreement and Plan of Merger, dated as of November 16, 2007, by and among the Registrant, Breeze Acquisition Corporation, Quorum Systems, Inc., Bernard Xavier, Jarrett Malone, Lon Christensen and Enterprise Partners VI, LP as shareholder representative and U.S. Bank, National Association as escrow agent (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.11	Technology Transfer and Technology License Agreement, made on January 22, 2008, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates(incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.12	First Amendment to Technology Transfer and Technology License Agreement and Statement of Work, dated as of April 20, 2009, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates*†

4.13	English language summary of Chinese language Mid-Term Working Capital Bank Loan Contract between Shanghai Pudong Development Bank Jinqiao Sub-Branch and Spreadtrum Communications (Shanghai) Co., Ltd., dated April 30, 2009*

4.14	Form of Employment Agreement with Executive Officers*

8.1	List of Subsidiaries*

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.*

*	Filed herewith
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPREADTRUM COMMUNICATIONS, INC.
(Registrant)

By:	/s/ Leo Li
Leo Li
President and Chief Executive Officer

Date: June 30, 2009

SPREADTRUM COMMUNICATIONS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Spreadtrum Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Spreadtrum Communications, Inc., its subsidiaries, and its variable interest entity (collectively the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows, for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spreadtrum Communications, Inc., its subsidiaries, and its variable interest entity as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

As discussed in Note 2 (t) to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, effective January 1, 2007.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 30, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Spreadtrum Communications, Inc.:

We have audited the internal control over financial reporting of Spreadtrum Communications, Inc. its subsidiaries, and its variable interest entity (collectively the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

•

Controls designed to ensure that significant non-routine transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis did not operate effectively.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 30, 2009

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2008
ASSETS
Current assets
Cash and cash equivalents	$157,037,686	$57,761,624
Term deposits	—	5,190,136
Accounts receivable, net of allowance for doubtful accounts of $87,733 and $1,178,892, respectively	2,197,853	10,148,223
Inventories	25,054,051	13,812,586
Deferred tax assets	391,669	1,371,720
Prepaid expenses and other current assets, net of allowance for doubtful accounts of nil and $1,611,000, respectively	5,650,504	6,647,315

Total current assets	190,331,763	94,931,604
Property and equipment, net	23,046,073	25,803,559
Acquired intangible assets, net	14,219,605	21,099,626
Equity investment	—	729,714
Deferred tax assets	1,221,930	680,036
Other long-term assets	8,102,309	9,633,842

Total assets	236,921,680	152,878,381

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loan	684,500	3,657,859
Accounts payable	24,856,512	10,828,429
Advances from customers	1,209,648	311,544
Accrued expenses and other current liabilities	13,774,663	12,682,682
Income tax payable	3,087,753	2,894,094
Deferred tax liabilities	—	53,370

Total current liabilities	43,613,076	30,427,978
Long-term loan	3,422,501	—
Deferred tax liabilities	36,723	—
Other long-term obligations	1,953,846	1,033,563

Total liabilities	49,026,146	31,461,541

Commitments (Note 21)
Shareholders’ equity
Ordinary shares, $0.0001 par value, 550,000,000 shares authorized, 126,914,512 and 131,979,214 shares issued and outstanding in 2007 and 2008, respectively	12,691	13,198
Additional paid-in capital	191,463,691	201,612,851
Accumulated other comprehensive income	619,775	2,669,564
Accumulated deficit	(4,200,623)	(82,878,773)

Total shareholders’ equity	187,895,534	121,416,840

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	$236,921,680	$152,878,381

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2007	2008
Revenue	$107,074,745	$145,466,462	$109,936,941
Cost of revenue	63,476,344	79,969,125	68,033,246

Gross profit	43,598,401	65,497,337	41,903,695

Operating expenses
Research and development	18,520,873	32,297,392	42,876,901
Selling, general and administrative	11,254,022	16,281,920	21,997,292
In-process research and development expensed per Quorum acquisition	—	—	6,612,000
Impairment loss of goodwill	—	—	32,344,959
Impairment loss of long-lived assets	—	—	17,984,494
Provision for loss commitment	—	—	3,013,000

Total operating expenses	29,774,895	48,579,312	124,828,646

Income (loss) from operations	13,823,506	16,918,025	(82,924,951)

Other income(expenses)
Interest income	804,967	3,865,788	2,348,419
Interest expense	(49,798)	(56,508)	(230,805)
Other income, net	861,886	1,356,609	2,330,200

Total other income(expenses)	1,617,055	5,165,889	4,447,814

Income (loss) before income taxes	15,440,561	22,083,914	(78,477,137)
Income tax expense	1,054,739	1,016,836	201,013

Net income (loss)	$14,385,822	$21,067,078	$(78,678,150)

Income (loss) per share - basic	$0.96	$0.29	$(0.60)
Income (loss) per share - diluted	$0.14	$0.16	$(0.60)

Shares used in calculating income (loss) per share
Basic	15,015,724	73,037,662	131,510,359
Diluted	102,027,673	128,745,085	131,510,359

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Convertible preference shares
	Series A		Series B		Series C		Series D		Ordinary shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2005	14,635,005	$6,493,360	26,464,803	$19,708,467	34,852,006	$35,065,430	—	$—	13,929,540	$1,393
Issuance of Series D convertible preference shares	—	—	—	—	—	—	7,101,749	19,267,333	—	—
Repurchase of Series B convertible preference shares	—	—	(329,842)	(333,140)	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants									866,121	87
Issuance of ordinary shares upon exercise of options	—	—	—	—	—	—	—	—	1,985,850	198
Adjustment for adoption of SFAS 123(R)	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2006	14,635,005	6,493,360	26,134,961	19,375,327	34,852,006	35,065,430	7,101,749	19,267,333	16,781,511	1,678
Conversion of preference shares to ordinary shares in conjunction with the initial public offering	(14,635,005)	(6,493,360)	(26,134,961)	(19,375,327)	(34,852,006)	(35,065,430)	(7,101,749)	(19,267,333)	82,723,721	8,272
Issuance of ordinary shares in the initial public offering	—	—	—	—	—	—	—	—	24,000,000	2,400
Issuance of ordinary shares upon exercise of options	—	—	—	—	—	—	—	—	3,119,281	312
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants									289,999	29
Share-based compensation	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2007	—	—	—	—	—	—	—	—	126,914,512	12,691
Issuance of ordinary shares upon exercise of options									6,597,047	660
Repurchase of ordinary shares by the Company									(5,354,544)	(535)
Issuance of ordinary shares as acquisition for Quorum									3,822,199	382
Share-based compensation
Foreign currency translation
Net loss

Balance at December 31, 2008	—	$—	—	$—	—	$—	—	$—	131,979,214	$13,198

	Additional paid-in capital	Deferred share-based compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity	Comprehensive income (loss)
Balance at December 31, 2005	$2,430,336	$(1,132,664)	$108,741	$(39,653,523)	$23,021,540	$(11,567,124)

Issuance of Series D convertible preference shares	—	—	—	—	19,267,333
Repurchase of Series B convertible preference shares	—	—	—	—	(333,140)
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	173,137	—	—	—	173,224
Issuance of ordinary shares upon exercise of options	444,469	—	—	—	444,667
Adjustment for adoption of SFAS 123(R)	(1,132,664)	1,132,664	—	—	—
Share-based compensation	2,222,656	—	—	—	2,222,656
Foreign currency translation	—	—	(240,244)	—	(240,244)	(240,244)
Net income	—	—	—	14,385,822	14,385,822	14,385,822

Balance at December 31, 2006	4,137,934	—	(131,503)	(25,267,701)	58,941,858	14,145,578

Conversion of preference shares to ordinary shares in conjunction with the initial public offering	80,193,178	—	—	—	—
Issuance of ordinary shares in the initial public offering	100,194,890	—	—	—	100,197,290
Issuance of ordinary shares upon exercise of options	1,121,853	—	—	—	1,122,165
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	57,971	—	—	—	58,000
Share-based compensation	5,757,865	—	—	—	5,757,865
Foreign currency translation	—	—	751,278	—	751,278	751,278
Net income	—	—	—	21,067,078	21,067,078	21,067,078

Balance at December 31, 2007	191,463,691	—	619,775	(4,200,623)	187,895,534	21,818,356

Issuance of ordinary shares upon exercise of options	4,231,806				4,232,466
Repurchase of ordinary shares by the Company	(14,890,840)				(14,891,375)
Issuance of ordinary shares as acquisition for Quorum	12,459,987				12,460,369
Share-based compensation	8,348,207				8,348,207
Foreign currency translation			2,049,789		2,049,789	2,049,789
Net loss				(78,678,150)	(78,678,150)	(78,678,150)

Balance at December 31, 2008	$201,612,851	$—	$2,669,564	$(82,878,773)	$121,416,840	$(76,628,361)

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2007	2008
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$14,385,822	$21,067,078	$(78,678,150)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	85,781	28,222	128,314
Depreciation and amortization	3,073,118	5,848,554	9,947,509
In-process research and development expensed per Quorum acquisition	—	—	6,612,000
Share-based compensation	2,222,656	5,757,865	8,348,207
Loss from equity investment	—	—	6,536
Deferred income taxes	(150,969)	(331,391)	(414,017)
Impairment loss of long-lived assets	—	—	17,984,494
Impairment loss of goodwill	—	—	32,344,959
Provision for loss commitment	—	—	3,013,000
Changes in operating assets and liabilities
Accounts receivable	(10,366,701)	9,820,201	(7,889,372)
Inventories	(6,592,716)	(11,267,485)	11,427,855
Prepaid expenses and other assets	(1,064,238)	(4,878,392)	(1,272,815)
Accounts payable	995,818	9,303,965	(14,199,778)
Advances from customers	(1,330,684)	(2,157,294)	(907,039)
Accrued expenses and other liabilities	5,916,828	19,933	(5,231,311)
Income tax payable	1,162,258	1,238,654	(193,660)

Net cash provided by (used in) operating activities	8,336,973	34,449,910	(18,973,268)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(6,541,436)	(14,129,835)	(6,814,589)
Acquisition of intangible assets	(4,669,493)	(8,494,302)	(3,220,504)
Acquisition of Quorum, net of cash acquired	—	—	(53,730,433)

Proceeds from sale of property and equipment	11,834	—	—

Increase in restricted cash	2,000,009	—	—
Changes in term deposit	(1,280,623)	1,369,000	(5,190,370)
Acquisition of equity investment	—	—	(736,250)
Decrease in escrow for investors	(6,743,172)	—	—
Increase in other long-term assets	(1,260,843)	(6,359,198)	—

Net cash used in investing activities	(18,483,724)	(27,614,335)	(69,692,146)

(Continued)

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2007	2008
CASH FLOW FROM FINANCING ACTIVITIES

Net proceeds from issuance of Series D convertible preference shares	19,267,333	—	—

Net proceeds from issuance of shares in the initial public offering	—	100,197,290	—

Borrowings from debt	2,494,139	—	—
Repayment of debt	(2,665,858)	(593,349)	(731,571)

Repurchase of Series B convertible preference shares	(333,140)	—	—
Proceeds from issuance of shares upon exercise of stock options	444,667	1,122,165	4,232,466

Proceeds from issuance of shares upon exercise of warrants	173,224	58,000	—
Share repurchase	—	—	(14,891,375)

Net cash provided by (used in) financing activities	19,380,365	100,784,106	(11,390,480)

Effect of exchange rate changes	265,035	2,164,164	779,832

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,498,649	109,783,845	(99,276,062)
CASH AND CASH EQUIVALENTS - Beginning of year	37,755,192	47,253,841	157,037,686

CASH AND CASH EQUIVALENTS - End of year	$47,253,841	$157,037,686	$57,761,624

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interests	$33,821	$—	$—
Cash paid for income taxes	$40,861	$97,903	$807,923
NON-CASH INVESTING AND FINANCING ACTIVITIES
Obligation on building construction / acquisition of building	$(6,417,447)	$—	$—
Long-term assets applied to acquisition of building	$(1,239,157)	$—	$(2,388,857)
Inception of accounts payable for property and equipment	$(10,497,383)	$(1,230,596)	$(634,455)
Inception of accounts payable for acquired intangible assets	$(1,675,000)	$(3,380,753)	$(2,492,379)
Inception of other long-term obligations for property and equipment	—	$(478,064)	$(469,206)
Inception of other long-term obligations for acquired intangible assets	—	$(1,442,940)	$(564,357)
QUORUM ACQUISITION
Cash consideration (including purchase price adjustment)			$57,457,128
Fair value of ordinary shares issued			12,460,369
Direct expenses related to the acquisition			808,911

Assets acquired (including intangible assets of $28,695,000)			$70,726,408
Purchase consideration settled in cash			$58,266,039
Less: cash and cash equivalents acquired			(4,535,606)

Investing cash outflow for acquisition of Quorum			$53,730,433

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

1. DESCRIPTION OF BUSINESS

Spreadtrum Communications, Inc. (“Holding”) is incorporated in the Cayman Islands, British West Indies. On June 27, 2007, the Holding became listed on NASDAQ under the market symbol of “SPRD” in the United States.

Spreadtrum Communications, Inc., its subsidiaries and its variable interest entity (“VIE”) (hereafter collectively referred to as the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Holding’s significant subsidiaries and VIE as of December 31, 2008 included the following:

Name of subsidiary/VIE	Place of incorporation	Date of incorporation/acquisition	Percentage of ownership
Subsidiaries:
Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)	The People’s Republic of China (the “PRC”)	July 18, 2001	100%
Spreadtrum Communications Technology Co., Ltd. (formerly known as Spreadtrum International Trading (Shanghai) Co., Ltd.) (“Spreadtrum Technology”)	PRC	November 16, 2005	100%
Quorum Systems, Inc.	US	January 15, 2008	100%
Shanghai Han & Qin Investment Co., Ltd (“Han & Qin Shanghai”)	PRC	September 5, 2008	100%

VIE:
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd (“Spreadtrum Beijing”)	PRC	March 30, 2005	37.9% via ownership held by Spreadtrum Shanghai

1. DESCRIPTION OF BUSINESS - continued

Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, the Company entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which it provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including an agreement for the use of trademarks of Spreadtrum, and a research and development agreement, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and the Company’s co-founders, and the fact that one of the members of the Company’s management is the legal representative of Spreadtrum Beijing, the Company has the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company has consolidated the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. In June 2008, Spreadtrum Beijing completed its registration with the applicable local government agency for the change in its shareholder structure to include Spreadtrum Shanghai as one of its shareholders. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with the Company.

The following balance sheet amounts of Spreadtrum Beijing were included in the Company’s consolidated balance sheets as of December 31, 2007 and 2008:

	December 31,
	2007	2008
Total assets	$370,126	$1,306,809

Total liabilities	$820,101	$359,970

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

(c) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, useful lives of fixed assets and acquired intangible assets, valuation allowance on deferred tax assets, bad debt provision, accruals for warranty, assumptions used in purchase price allocation, assumptions used to measure impairment of goodwill and long-lived assets, assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, term deposit and accounts receivable. The Company deposits its cash and cash equivalents and term deposit with financial institutions located in jurisdictions where the subsidiaries are located. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. Substantially all revenue was derived from customers located in China, including Hong Kong and Macau.

The following table summarizes accounts receivable and revenue from customers which accounted for 10% or more of the accounts receivable and/or revenue.

	Accounts receivable December 31,
	2007	2008
Customer A	—	54.9%
Customer B	—	16.0%
Customer C	—	15.2%
Customer D	—	11.8%
Customer E	68.6%	—
Customer F	17.7%	—
Customer G	13.2%	—

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d) Concentration of Credit Risk - continued

	Revenue
	Year ended December 31,
	2006	2007	2008
Customer H	14.5%	37.1%	30.6%
Customer C	*	10.6%	28.5%

*	Less than 10% in the period.

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

The Company estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

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

Costs incurred in constructing new facilities, including capitalized interest and other costs relating to the construction are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences.

(i) Acquired intangible assets, net

Acquired intangible assets consist of software licenses and technology and are amortized using the straight-line method over their estimated useful life of two to fifteen years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j) Impairment of long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets. The determination of fair value of the intangible and long-lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

The Company recognized impairment loss of $17,428,449, $56,045 and $500,000 on acquired intangible assets, property and equipment and other long-term assets, respectively, in 2008 and there was no impairment charges recognized for the years ended December 31, 2006 and 2007.

(k) Business combinations

The Company accounts for business acquisitions using the purchase method of accounting according to the Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” (“SFAS No. 141”) and, accordingly, the acquired assets and liabilities are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

SFAS No. 141 also requires the allocation of the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.

(l) Impairment of goodwill

SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), requires the Company to complete a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment.

The Company performs annual goodwill impairment test on December 31 or more frequently if an event occurs or circumstances change that could more-likely-than-not reduce the fair value of the goodwill below its carrying amount, and determines whether there is goodwill impairment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Impairment of goodwill - continued

For the year ended December 31, 2008, goodwill impairment tests resulted in impairment to goodwill of $32,344,959.

(m) Revenue recognition

Revenue is generated from the sale of products, including baseband semiconductors, radio frequency transceivers and modules, and the rendering of engineering services, including design services according to customer’s specification, prototype products, testing services and training and support services.

The Company recognizes revenue from sales of products, including primarily baseband semiconductors, radio frequency transceivers and modules, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, the Company (i) enters into a master agreement with its customers, which specifies general terms and conditions, and (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. The Company’s arrangements do not include general rights of return, credits or discounts, rebates, price protection or other similar privileges. Accordingly, the Company records revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

(n) Government subsidies

Government subsidies related to expense items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets.

(o) Shipping and handling costs

Shipping and handling costs relating to sales of $86,027, $238,799 and $132,129 were included in selling expenses for the years ended December 31, 2006, 2007 and 2008, respectively. Shipping and handling costs relating to inventory purchases of $119,600, $190,074 and $306,928 were included as a component of cost of revenue for the years ended December 31, 2006, 2007 and 2008, respectively.

(p) Research and development costs

Research and development cost are expensed as incurred.

(q) Software development costs

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Warranty

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

(s) Share-based compensation

The Company adopted SFAS No. 123(R), “Share-Based Payment” (SFAS 123R), effective January 1, 2006 using the modified prospective basis in accounting for share-based compensation. The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes-Merton option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the granter is required to provide services per the conditions of the award. See Note17,“ Stock Options and Restricted Share Units” for further details.

(t) Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). Pursuant to FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. See Note 15 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

(u) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income or loss and foreign currency translation adjustment.

(v) Foreign currency translation and foreign currency risk

The functional currency of Holding and its subsidiaries, except Spreadtrum Shanghai, Tianjin Spreadtrum Communications Co., Ltd. (“Spreadtrum Tianjin”), Spreadtrum Beijing and Han & Qin Shanghai, is the United States dollar (“US dollar”). Spreadtrum Shanghai, Spreadtrum Tianjin, Spreadtrum Beijing and Han & Qin Shanghai’s functional currency is the Renminbi (“RMB”). The Company uses the US dollar as the reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v) Foreign currency translation and foreign currency risk - continued

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and term deposit denominated in RMB amounted to $9,598,775 and $43,080,819 as of December 31, 2007 and 2008, respectively.

(w) Fair value of financial instruments

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157), that were not deferred by Financial Accounting Standards Board (“FASB”) Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. See Note 6, “Fair Value Measurements”, for further details.

(x) Income (loss) per share

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y) Recently issued accounting standards

In December 2007, the FASB issued SFAS No. 141(Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAR 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141,“Business Combinations” cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition- related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchases accounting only if the requirements of SFAS No. 146,“Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008 with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109,“Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. The adoption of SFAS 141R will change the Company’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.

On April 1, 2009, the FASB issued FASB Staff Position (“FSP”) No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141(R)-1”), which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis, beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), which improve the relevance, comparability, and transparency of financial information provided to investors by requiring all companies to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. In addition, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between a Company and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect that the adoption of SFAS 160 will have an impact on its financial position or results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y) Recently issued accounting standards - continued

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, Determining the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of FSP 142-3 will have an impact on its financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-06,“Equity Method Investment Accounting Considerations”(“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Company does not expect that the adoption of EITF 08-06 will have an impact on its financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-07,“Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish on value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company does not expect that the adoption of EITF 08-07 will have an impact on its financial position or results of operations.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Company will adopt SFAS 157 for its nonfinancial assets and nonfinancial liabilities beginning with the first interim period of its fiscal year 2009. The Company does not expect that the adoption of FAS 157 for its nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The Company does not expect the adoption of FSP 157-3 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.

In April 2009, the FASB issued three Staff Positions (“FSPs”): (i) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (ii) FSP FAS 115-2 and FAS 124-2, which addresses other – than – temporary impairments for debt securities; and (iii) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Company does not expect that the adoption of these FSPs will have an impact on its financial position or results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y) Recently issued accounting standards - continued

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS No.165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively.

In June 2009, the FASB has issued Financial Accounting Standards No. 167 which is a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new standard will require a number of new disclosures. Statement 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. Statements 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. Early application is not permitted.

3. ACQUISITION

On January 15, 2008, the Company completed its acquisition of Quorum Systems, Inc. (“Quorum”), a fabless semiconductor company that develops integrated multi-mode radio frequency transceivers in San Diego, California, USA. The combination of the Company’s leading single-chip baseband solutions with Quorum’s complementary, low-power high-performance radio frequency designs is expected to strengthen the Company’s competitive position in the wireless market, including in 2G, 3G, physical layer software, protocol and applications. The combined entity will provide a more complete wireless platform and more design flexibility.

The purchase price included cash of $55,000,000 and 3,822,199 ordinary shares of the Company at a fair value of $12,460,369, or approximately $3.26 per ordinary share. The fair value of the ordinary shares was based on the average market price of the Company’s ordinary shares over a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The difference between Quorum’s assumed assets and assumed liabilities was $2,457,128, which resulted in additional purchase price consideration that the Company was required to pay to Quorum’s shareholders as part of the cash component of the transaction within five business days of Quorum’s assets and liabilities being deemed final by the Company and Quorum. The Company shall pay up to an additional $6 million earn-out payment in cash to the former shareholders of Quorum, contingent on Quorum meeting certain earnings targets on or prior to January 15, 2010.

3. ACQUISITION - continued

In addition, the Company approved grants of restricted share units (“RSU”) worth of $9 million to employees of Quorum. On January 16, 2008, 2,140,434 of the approved RSUs were granted. These RSUs shall vest over a three-year period, with 50% vesting when and if the earn-out performance targets are met on or prior to January 15, 2010 and the remaining 50% vesting ratably at the end of each month thereafter over the next twelve months. The RSUs are accounted for as compensation for services as the employees must fulfill employment obligations with the Company over the vesting period in order to benefit from the award.

The aggregate purchase price excluding earn-out payment is comprised of the following:

Cash	$55,000,000
Fair value of ordinary shares issued	12,460,369
Purchase price adjustment (difference between assumed assets and liabilities)	2,457,128
Direct expenses related to the acquisition	808,911

Total consideration	$70,726,408

The purchase price was allocated as follows:

Net tangible assets acquired	$3,074,449
Intangible assets:
Completed technology	28,695,000
In-process research and development acquired and expensed	6,612,000
Goodwill	32,344,959

Total	$70,726,408

The transaction was accounted for using the purchase method of accounting, and accordingly, the acquired assets were recorded at their estimated fair values on the acquisition date. The contingent consideration, if any, will be recorded to goodwill as additional purchase price adjustments when the contingencies are resolved. The results of Quorum’s operation after the acquisition, from January 16, 2008 to December 31, 2008, were included in the statement of operations of the Company.

The purchase price allocation and related net asset valuations were determined by management based on a number of factors including valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

The fair values of the completed technology and in-process research and development (“IPR&D”) were established using a form of income approach known as excess earnings method. The first step to apply the excess earning method was to estimate the future debt-free net income attributable to the intangible assets. The resulting debt-free net income was then reduced by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. These assets include property and equipment, working capital and other intangible assets. The excess earnings attributable to the intangible assets were discounted to present value using the Quorum’s cost of equity net of specific risk premium of the Company, plus a premium which reflect the higher risk pertinent to the intangible assets. The sum of the estimated debt-free excess earnings discounted to present value, plus the tax benefit of amortization, yields the indicated value of the completed technology and IPR&D.

3. ACQUISITION - continued

Please see Note 15 for the income tax implication for this acquisition

As Quorum is mainly engaged in research and development activities and generated limited revenues before being acquired and therefore, the inclusion of its operations would not have a significant impact to the Company’s revenues for the years ended December 31, 2007 and 2008, assuming the acquisition occurred as of January 1, 2007 and 2008.

4. INVENTORIES

Inventories consisted of the following:

	December 31,
	2007	2008
Raw materials	$6,467,414	$2,725,330
Work in progress	4,325,276	1,654,088
Finished goods	14,261,361	9,433,168

	$25,054,051	$13,812,586

As of December 31, 2007 and 2008, inventory was written-down by $1,883,295 and $9,458,100, respectively, to reflect the lower of cost or market.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2007	2008
Office building	$14,796,626	$15,824,750
Machinery and equipment	3,418,335	5,772,205
Office furniture, equipment and vehicles	1,171,881	1,433,581
Computer equipment and software	5,719,665	7,070,059
Leasehold and building improvements	3,222,852	3,954,001

	28,329,359	34,054,596

Less: accumulated depreciation, amortization and impairment	(5,613,352)	(8,904,472)

	22,716,007	25,150,124
Construction in progress	330,066	653,435

	$23,046,073	$25,803,559

Depreciation and amortization expense was $1,330,922, $2,489,237 and $3,632,702 for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2007 and 2008, there was no property and equipment pledged as collateral for loans.

The Company recorded an impairment loss of $56,045 in 2008 for obsolete assets and assets to be disposed.

6. FAIR VALUE MEASUREMENTS

Effective on January 1, 2008, the Company adopted SFAS 157, which provides a framework for measuring fair value under US GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 as it applies to non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis. As a result of the delay, SFAS 157 will be applied to the Company’s non-financial assets and liabilities effective on January 1, 2009. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1 – Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As of December 31, 2008, the Company does not have any assets or liabilities that are measured at fair value on a recurring basis subsequent to initial recognition.

The Company is also required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheets.

Cash and cash equivalents, term deposit, accounts receivable, accounts payable, advances from customers, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The Company’s long-term loans were interest free loans. The carrying amount of long-term loans (including the current portions) was $4.1 million and $3.7 million as of December 31, 2007 and 2008, respectively. The estimated fair value of long-term loans (including the current portions) was $3.8 million and $3.6 million as of December 31, 2007 and 2008, respectively. The fair value is measured using discounted cash flow technique based on current rate for comparable loans on the respective valuation date.

The Company’s other long-term obligations were incurred for intangible assets acquired. The carrying amount of other long-term obligation (including the current portions) was $3.4 million and $2.7 million as of December 31, 2007 and 2008 respectively. The estimated fair value of long-term obligations s (including the current portions) was $3.2 million and $2.6 million as of December 31, 2007 and 2008 respectively. The fair value is measured using discounted cash flow technique based on current rate for comparable loans on the respective valuation date.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2007 and 2008 respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and current estimates of fair value may differ significantly from the amounts presented.

7. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consisted of the following:

	December 31,
	2007	2008
Completed technology acquired from Quorum	$—	$28,695,000
Software license and technology	20,880,273	21,850,899
Less: accumulated amortization and impairment	(6,660,668)	(29,446,273)

	$14,219,605	$21,099,626

Acquired intangible assets are amortized over the estimated useful life, normally, two to fifteen years. The Company recorded an amortization expense of $1,742,196, $3,359,317 and $6,314,807 for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company expects to record amortization expense related to its existing acquired intangible assets of $4,094,333, $3,434,530, $1,972,229, $1,350,248 and $1,022,977 for the years ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

In connection with rapidly declining market share and demand for the Company’s products, the Company evaluated its intangible assets for impairment in 2008. The impairment charge was determined by comparing the carrying value of intangible assets as of December 31, 2008 with the fair value of the intangible assets. The Company determined the fair value of its intangible assets using income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of our industry. Estimates of projected revenues, expenses, capital spending, and other costs are prepared by management. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination. The Company recorded a $17.4 million impairment charge on intangible assets during 2008 to write down these balances to their fair values. There was no impairment charge recorded in 2007.

8. EQUITY INVESTMENT

In September 2008, Spreadtrum Technology established a wholly owned subsidiary in the PRC, Han & Qin Shanghai, through which the Company intends to invest in certain PRC companies. In September 2008, Han & Qin Shanghai entered into an agreement to acquire approximate 39.1% equity interest in Xi’an Chuang Xin Science and Technology Co., Ltd. (“Xi’an Chuang Xin”) for cash of RMB5 million (approximately $0.7 million). Ping Wu, the Company’s Chairman, is the Chairman of the board of directors of Xi’an Chuang Xin. The principal activities of Xi’an Chuang Xin are research and development, marketing and sales activities of chips for multimedia products such as digital TV.

The company accounted for this investment using the equity method of accounting due to the fact that the Company has significant influence on Xi’an Chuang Xin. In the fourth quarter of 2008, the Company recorded $6,536 as its share of the net loss of the equity investment.

9. GOODWILL

2008
Balance as of January 1, 2008	$—

Goodwill acquired during the year	32,344,959
Impairment loss	(32,344,959)

Balance as of December 31, 2008	$—

On December 31, 2008, the Company conducted its annual impairment test of goodwill and concluded that the carrying amount of goodwill was impaired and recorded an impairment charge of $32,344,959 in “impairment loss of goodwill” in the Company’s consolidated statement of operations. The impairment charge was determined by comparing the carrying value of goodwill as of December 31, 2008 with the implied fair value of the goodwill. The Company employed an income approach in determining the implied fair value of the goodwill, which requires estimates of future operating results and cash flows of the reporting unit discounted. The estimates of future operating results and cash flows were principally derived from an updated long-term financial forecast. The decline in the implied fair value of the goodwill and resulting impairment charge was primarily driven by the updated long-term financial forecasts, which showed lower estimated future cash flows compared to estimates developed at the time of the completion of the business acquisition of Quorum as a result of the downturn in economy.

10. OTHER LONG TERM ASSETS

	December 31,
	2007	2008
Deposit in residential building	$925,714	$2,388,858
Deposit in land use right	6,359,198	6,796,506
Rental deposits and others	817,397	448,478

	$8,102,309	$9,633,842

Deposit in residential building represents the deposits the Company paid to a third-party company (the “Real Estate Company”), as down payments to buy 40 units in the residential building next to the Company’s principal offices in Shanghai. RMB8.5 million (approximately $0.9 million) was paid as of December 31, 2007 and additional RMB10 million (approximately $1.5 million) was paid on January 30, 2008. The total deposits for the 40 residential units of $2.4 million was recorded as other long term assets as of December 31, 2008.

On January 31, 2007, Spreadtrum Shanghai purchased a parcel of undeveloped land of approximately 23,000 square meters for approximately RMB 46.5 million (approximately $6.8 million). The Company intends to use the land and any buildings developed on such land for its operations, including research and development activities. As of December 31, 2008, the total purchase price of this land was fully paid and was reported as other long-term assets. Spreadtrum Shanghai is currently in the process of obtaining the land use right certificate for this land. If the Company does not begin construction on the land within the two-year period after the receipt of the land use right certificate, the seller of the land has the right to terminate the contract, recover the land use right and refund the purchase price to the Company.

11. INDEBTEDNESS

In July 2004, the Company entered into an interest-free loan agreement denominated in RMB with Shanghai Enterprise Incorporation Investment Co. Ltd., a local government entity. The total facility under this agreement is RMB 21 million (approximately $3.1 million). As of December 31, 2007 and 2008, the Company had fully withdrawn the loan. In December 2006, January 2007, May 2007, September 2007 and January 2008, the Company repaid RMB 6.5 million (approximately $1.0 million), RMB 1.0 million (approximately $0.1 million), RMB 1.0 million (approximately $0.1 million), RMB 2.5 million (approximately $0.4 million) and RMB 5 million (approximately $0.7 million), respectively. The remaining balance of RMB 5 million (approximately $ 0.8 million) shall be repaid in July 2009.

In May 2006, the Company entered into a three-year loan agreement for RMB 20 million (approximately $2.9 million) with a PRC financial institution which bears interest at 6.03% per annum. The local government agreed to reimburse all of the loan interest in support of the development of high technology entities. This reimbursement has been recorded as a reduction to interest expense. Therefore, no interest expense has been recognized for the loan. The loan principal of RMB20 million (approximately $2.9 million) is due on May 29, 2009. Shanghai Economics Technology Investment and Guarantee Co., Ltd (“SETIG”) provided a 90% guarantee of the loan for which the Company paid a fee of RMB 540,000 (approximately $79,010). This fee is being amortized to interest expense over the loan period.

Long-term loans were as follows:

	December 31,
	2007	2008
Long-term interest-free loan, current portion	$684,500	$3,657,859
Long-term interest-free loan, non-current portion	3,422,501	—

	$4,107,001	$3,657,859

12. OTHER LONG-TERM OBLIGATIONS

The Company entered into several license and royalty agreements for acquired intangible asset to be settled by installment payments. Installments payable under the agreements as of December 31, 2008 are as follows:

	December 31,2008
Maturity	Face value	Discounted value
2009	$1,598,904	$1,560,728

2010	985,904	910,152

2011	142,160	123,411

	$2,726,968	$2,594,291

Less: Current portion of other long-term obligations	1,598,904	1,560,728
Long-term portion of other long-term obligations	1,128,064	1,033,563

These other long-term obligations were interest free, and the present value was discounted using the Company’s weighted-average borrowing rate of 6.03% per annum.

The current portion of other long-term obligations is recorded as part of “accounts payable” on the balance sheet.

Interest expense relating to the amortization of the discount were nil, $32,842 and $149,032 for the years ended December 31, 2006, 2007 and 2008, respectively.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2007	2008
Accrued employee compensation	$5,900,641	$3,071,702
PRC individual income tax payable	737,701	175,412
Accrued royalty	1,541,625	323,259
Accrued warranty	1,724,256	537,209
Customer deposit	765,096	513,753
Deferred revenue	298,831	208,448
Government subsidies	479,346	993,139
Accrued professional service fee	1,010,927	1,401,500
Accrued rebate to customers	—	1,113,062
Provision for loss commitment	—	3,013,000
Other accrued expenses and current liabilities	1,316,240	1,332,198

	$13,774,663	$12,682,682

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Provision for loss commitment

In January, 2008, the Company signed an agreement with a third party vendor to acquire certain technology. In the agreement the Company committed to paying US$10 million over the next seven years including licensing fees and guaranteed royalty payments even if no products were sold using the acquired technology. In connection with deteriorating global economic conditions, the related mobile phone market did not materialize as projected by the Company when the agreement was signed. The Company evaluated the commitment for impairment at the end of 2008. The Company determined the fair value of the project using income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the semiconductor industry. As a result of the analysis, the Company recorded a $3.5 million write-off in the fourth quarter of 2008, of which $3.0 million was recorded as accrued provision for loss commitment and $0.5 million was charged against other long-term assets as of December 31, 2008.

Royalty

The Company has entered into certain license and technology agreements with third parties, which require the Company to pay royalty for sale of products using the relevant technology or license or to pay the minimum royalty according to the term of the agreement. The Company recorded royalty expense of $3,525,341, $4,649,633 and $3,267,360 for the years ended December 31, 2006, 2007 and 2008, respectively. Royalty expense is included as part of cost of revenue.

Warranty

The change in accrued warranty costs was summarized as follows:

	December 31,
	2007	2008
Beginning balance	$1,568,615	$1,724,256
Warranty provision	2,435,455	252,644
Warranty cost incurred	(2,279,814)	(1,439,691)

Ending balance	$1,724,256	$537,209

The Company offers a one-year warranty on all of its products and accrues the estimated cost of product warranty at the time revenue is recognized. The Company spent considerable R&D resources in 2008 to address its quality problems and was already seeing improvements in its newer basebands compared with its older basebands. The Company estimated the return rate of “defective” products would decrease in 2009. In addition, the sales volume decreased significantly in 2008 compared to the prior year. Therefore, the warranty provision decreased in the current year.

Government subsidies

The Company received subsidies from the Chinese government to fund certain research and development activities and acquisition of equipment.

Amounts of $950,393, $858,507 and $2,234,764 of the government subsidies received has been applied to research and development activities and recorded as a reduction of research and development expenses incurred for the years ended December 31, 2006, 2007 and 2008, respectively.

Amounts of $121,600, nil and $907,149 of the government subsidies received have been used for the acquisition of specific equipment and recorded as a reduction of the cost of that equipment for the years ended December 31, 2006, 2007 and 2008, respectively.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Government subsidies - continued

Included in the accrued expenses and other current liabilities of the consolidated balance sheets as of December 31, 2007 and 2008 were $479,346 and $993,139, respectively, not yet applied as there were unfulfilled conditions for those specific research and development projects to earn the subsidies.

14. SEGMENT AND GEOGRAPHIC INFORMATION

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

The following table summarizes the Company’s revenue generated from different geographic locations for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
Mainland China, excluding Hong Kong and Macau	$73,333,960	$74,131,841	$62,064,315
Hong Kong and Macau	33,452,186	70,771,156	37,492,230
Others	288,599	563,465	10,380,396

	$107,074,745	$145,466,462	$109,936,941

The following table summarizes the Company’s revenue generated from sales of baseband and radio frequency transceivers and turnkey solutions for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
Baseband and radio frequency transceivers	$54,937,037	$127,079,025	$102,373,987
Turnkey solutions	52,137,708	18,387,437	7,562,954

	$107,074,745	$145,466,462	$109,936,941

Substantially all of the Company’s tangible long-lived assets are located in the PRC.

15. INCOME TAXES

Holding is a tax-exempted company incorporated in the Cayman Islands.

On January 1, 2008, a new enterprise income tax law (“new EIT law”) in China took effect. The new EIT law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. Under the prior tax regime, foreign-invested enterprises were generally subject to a 30% state tax rate plus a 3% local tax rate for a total tax rate of 33%. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new EIT law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Under the new EIT law, preferential income tax rate of 15% will continue to be granted to enterprises that qualify as “new and high technology enterprises strongly supported by the state”. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlaps with preferential policies provided by the new EIT, an enterprise may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Also the policy cannot be changed once determined.

Before 2008, Foreign-invested IC design enterprises were entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. Spreadtrum Shanghai was approved as a qualified IC design enterprise and has complied with the relevant regulations to continue to be qualified as an IC design enterprise. Spreadtrum Shanghai was in a tax loss position in 2006. It has been cumulatively profitable and started the Tax Holiday as of December 31, 2007. Thus, it was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Pudong New District, Spreadtrum Shanghai was entitled to a 15% preferential tax rate before 2008. Since the new EIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, Spreadtrum Shanghai was exempt from income taxes in 2008. From 2009 to 2011, its income tax rate will increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22%, and 24% respectively). Spreadtrum Shanghai received the preferential income tax rate of 15% as a “new and high technology enterprises strongly supported by the state” from the relevant tax authorities in December 2008. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15% preferential tax rate after the transition period expires after 2012 if it continually qualifies as “new and high technology enterprises strongly supported by the state” in these years.

Before 2008, as a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Spreadtrum Beijing was subject to PRC income tax at a preferential tax rate of 15%, and was entitled to an income tax exemption from 2005 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2010 based on the approval obtained from the tax authority. Pursuant to the new EIT law, Spreadtrum Beijing will be subject to 25% tax rate starting from 2008 if it does not qualify as “new and high technology enterprises strongly supported by the state”. As of December 31, 2008, Spreadtrum Beijing has total net operating losses carried forward of approximately $24K.

Spreadtrum Technology was established in Shanghai Waigaoqiao Free Trade Zone and was subject to PRC income tax at a preferential rate of 15% in 2007. It has entered its first year of accumulated profit making and started to pay income tax in 2007. Because Spreadtrum Technology is located in Shanghai Pudong New District, it was subject to a transitional income tax rate of 18% in 2008 and will be subject to graduated increase of income tax rate to 25% by 2012.

Spreadtrum Communications Corp. (“Spreadtrum US”) and Quorum are subject to US federal and state income taxes of 34% and 8.84%, respectively. The state income tax paid is deductible for US federal income tax purposes and the combined US federal and state income tax rate is approximately 39.8%.

15. INCOME TAXES - continued

The provision for income taxes, by location of the taxing jurisdiction, for the years ended December 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
PRC Current:	$1,102,000	$1,260,175	$995,202
PRC Deferred:	—	(244,120)	(1,196,953)

	1,102,000	1,016,055	(201,751)

US Current:	103,708	87,432	(379,372)
US Deferred:	(150,969)	(86,651)	782,136

	(47,261)	781	402,764

Total provision for income taxes	$1,054,739	$1,016,836	$201,013

The significant components of the Company’s deferred income tax assets and liabilities consisted of the following:

	December 31
	2007	2008
Deferred tax assets
Research and development credits	$1,151,488	$4,009,133
Reserves and accruals recognized in different periods	416,827	2,013,453
Fixed assets basis difference	40,188	60,030
Tax loss carrying forward	5,096	9,275,803
Others	—	188,943

	1,613,599	15,547,362
Less valuation Allowance	—	(13,495,606)

Deferred tax assets	$1,613,599	$2,051,756

Analysis as:
Current	$391,669	$1,371,720
Non-current	$1,221,930	$680,036

Deferred tax liabilities	$(36,723)	$(53,370)

Analysis as:
Current	$—	$(53,370)
Non-current	$(36,723)	$—

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

15. INCOME TAXES - continued

In early 2008, the Company acquired Quorum. The deferred tax liability of $14.3 million related to this acquisition was off-set by the deferred tax asset related to the net operating loss and tax credits of Quorum carryover from prior years, which was in excess of the deferred tax liability. Quorum projects an operating cost of $9 million per year and the relative taxable income is $1.6 million for the future three years. The related US federal income tax is about $550,000. Therefore, the Company booked deferred tax asset of $550,000 and the valuation allowance has been set up against the remaining deferred tax asset arising from federal net operating loss and tax credits carryover from prior years.

In December 2008, the Company formed SPRD LLC and merged Spreadtrum US, a California corporation and its wholly-owned subsidiary, into SPRD LLC. Subsequently, the Company contributed 100% of its member interest in SPRD LLC to Quorum. All of Spreadtrum US’s tax attributes, i.e. net operating loss carryover, Federal and California R&D credits will be carried over into Quorum.

In 2007, Spreadtrum Shanghai and Spreadtrum Technology generated profits and as a result they have utilized the tax loss carried forward. As these subsidiaries continue to demonstrate profitability, a valuation allowance for their deferred tax assets resulting form the temporary differences and tax loss carried forward was not necessary.

In 2008, based on the current profit, projected future profitability and other available evidences, the Company believes that Spreadtrum Beijing will likely not realize the deferred tax assets resulting from the tax loss carried forward in the future periods. Thus, a valuation allowance was provided for deferred tax assets.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIE because these entities do not have any unremitted earnings to be distributed.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 did not have any material impact on the Company’s financial position or results of operations.

As of December 31, 2007 and 2008, unrecognized tax benefits were approximated $2.0 million and $2.6 million respectively. The total amount of unrecognized tax benefit if recognized that would favorably affect the effective tax rate is $1.5million at December 31, 2007 and $1.7million at December 31, 2008.

The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

15. INCOME TAXES - continued

Unrecognized Tax Benefit—January 1, 2007	1,829,225

Gross increases—tax positions in prior period	161,110
Gross increases—tax positions in current period	79,600
Lapse of statute of limitations	(48,842)

Unrecognized Tax Benefit—December 31, 2007	2,021,093

Gross increases—tax positions in current period	609,704
Lapse of statute of limitations	(64,592)

Unrecognized Tax Benefit—December 31, 2008	2,566,205

Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. Unrecognized tax benefits have been recorded in the Company’s income tax liabilities except $0.9 million. In 2008, $0.9 million of the unrecognized tax benefits were removed from the Company’s income tax liabilities as the corresponding deferred tax asset are subject to full valuation allowance.

The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions was immaterial. In 2008, the Company accrued interest of $0.2 million relating to the uncertain tax positions.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The statute of limitations in Hong Kong is 6 years.

The U.S. subsidiary and Quorum’s federal income tax returns for 2005 through 2008 and California state income tax returns for 2005 through 2008 are open tax years, subject to examination by the relevant tax authorities.

Reconciliation between the total income tax expense (benefit) computed by applying the applicable enterprise income tax rate of 33% and 25% to the income (loss) before taxes and the actual income tax expense was as follows:

	2006	2007	2008
PRC Income Tax Rate	33%	33%	25%
Effect of different tax rate of Holding and subsidiaries	-37%	-14%	1%
Effect of tax rates in foreign jurisdictions	7%	2%	—
Expense not deductible for tax purpose	1%	—	-14%
FIN48 liabilities	—	1%	—
US R&D credit	—	-1%	—
Benefit of Tax Holiday	—	-6%	1%
Change in valuation allowance	3%	-11%	-15%
Other	—	1%	2%

	7%	5%	-0%

15. INCOME TAXES - continued

The aggregate amount and per share effect of the tax holiday are as follows:

	2006	2007	2008
The aggregate dollar effect	—	$(1,220,176)	$(2,468,339)
Per share effect—basic	—	$(0.02)	$(0.02)
Per share effect—diluted	—	$(0.01)	$(0.02)

Undistributed earnings of the Company’s PRC subsidiaries of approximately $11.8 million at December 31, 2008 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Company would be subject to the then applicable PRC tax laws and regulations.

16. SHAREHOLDERS’ EQUITY

Convertible preference shares

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

Ordinary shares

In June 2007, the Company offered 8,000,000 shares of American Depositary Shares (“ADSs”), representing 24,000,000 ordinary shares, at $14 per ADS to the public, and raised proceeds of 100,197,292, net of issuance costs of $11,802,708. The Company’s ADSs are traded on the NASDAQ in the United States.

In March 2008, the Company adopted a share repurchase program enabling it to repurchase up to an aggregate of 2,274,066 ADSs or $20,000,000 of its ADSs, representing its ordinary shares, excluding any commission and other expense of purchase. The share repurchase program continued until May 27, 2008. As of December 31, 2008, the Company had repurchased an aggregate of 1,784,848 ADSs, representing 5,354,544 ordinary shares, on the open market for total cash consideration of $14,891,375.

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS

In 2001, the Company adopted the 2001 Stock Plan (the “2001 Plan”). The Company originally reserved 5,100,000 ordinary shares for issuance to employees, directors and consultants under the 2001 Plan. Options granted under the 2001 Plan may be incentive stock options or nonqualified stock options. Stock purchase rights may also be granted under the 2001 Plan. Incentive stock options can only be granted to employees. The term of the options shall not exceed ten years from the date of grant. For incentive stock options granted to employees and nonqualified stock options granted to service providers owning shares of the Company representing more than 10% of the voting power, the exercise price per share at the time of the grant cannot be less than 110% of the fair market value of the Company’s ordinary share on the date of grant. The exercise price per share for incentive stock options granted to other employees should be no less than 100% of the fair market value of the Company’s ordinary share on the date of grant. For nonqualified stock options granted to service providers, the exercise price should be no less than 85% of the fair market value of the Company’s ordinary share on the date of grant. Options granted under the 2001 Plan generally vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The Company ceased to grant options under the 2001 Plan after June 26, 2007.

In 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”). The Company originally reserved 15,000,000 ordinary shares for issuance to employees, directors and consultants under the 2007 Plan. As of December 31, 2007, the authorized number of shares issuable under the 2007 Plan was 15,000,000. On January 1, 2008, the number of shares issuable under the 2007 Plan was increased by 5,076,580, representing 4% of the outstanding share as of December 31, 2007. As of December 31, 2008, the authorized number of shares issuable under the 2007 Plan was 20,076,580. The 2007 Plan permits the grant of incentive stock options, nonqualified stock options, restricted shares, restricted share units (“RSUs”), share appreciation rights, performance units and performance shares. Stock purchase rights may also be granted under the 2007 Plan.

Incentive stock options can only be granted to employees. The term of the options shall not exceed ten years from the date of grant. For incentive stock options granted to employees and nonqualified stock options granted to service providers owning shares of the Company representing more than 10% of the voting power, the exercise price per share at the time of the grant cannot be less than 110% of the fair market value of the Company’s ordinary share on the date of grant. The exercise price per share for incentive stock options granted to other employees should be no less than 100% of the fair market value of the Company’s ordinary share on the date of grant. For nonqualified stock options granted to service providers, the exercise price should be no less than 100% of the fair market value of the Company’s ordinary share on the date of grant. At the time an option is granted, the Company will fix the vesting period within which the option may be exercised and will determine any conditions that must be satisfied before the option may be exercised.

Restricted shares can only be granted to service providers. Restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable period of restriction. During the period of restriction, service providers holding restricted shares may exercise full voting rights and will be entitled to receive all dividends and other distributions paid with respect to such shares.

Restricted share units (“RSUs”) may be granted at any time and from time to time as determined by the Company. The Company will set vesting criteria in its discretion, which will determine the number of restricted share units that will be paid out to the participant. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the Company.

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

Share appreciation rights can only be granted to service providers. The per share exercise price for the shares to be issued pursuant to exercise of a share appreciation right will be determined by the Company and will be no less than one hundred percent (100%) of the fair market value per share on the date of grant. Upon exercise of a share appreciation right, a participant will be entitled to receive payment from the Company in an amount determined by multiplying: (i) The difference between the fair market value of a share on the date of exercise over the exercise price; times (ii) The number of shares with respect to which the share appreciation right is exercised.

Performance units and performance shares can only be granted to service providers. Each performance unit will have an initial value that is established by the Company on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant. The Company will set performance objectives or other vesting provisions in its discretion which will determine the number or value of performance units/shares that will be paid out to the service providers. After the applicable performance period has ended, the holder of performance units/shares will be entitled to receive a payout of the number of performance units/shares earned by the participant over the performance period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved.

The Company adopted the provisions of SFAS 123 (R) effective January 1, 2006 and recorded compensation expense of $2,222,656, $5,757,865 and $8,348,207 for the years ended December 31, 2006, 2007 and 2008, respectively.

Stock Options to Employees and Non-employees

The following is a summary of stock option activities under the 2001 and 2007 Plan in 2008:

	Number of options outstanding	Weighted average exercise price
Balance at December 31, 2007	27,091,191	$1.71
Granted (weighted average fair value of $0.24 per share)	5,202,500	$0.37
Exercised	(6,547,676)	$0.65
Cancelled	(6,225,207)	$2.25

Balance at December 31, 2008	19,520,808	$1.54

Additional information regarding options outstanding as of December 31, 2008 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Options outstanding	19,520,808	$1.62	7.93 years	$126,146
Options vested or expected to vest	12,278,128	$1.46	7.82 years	$90,299
Options exercisable	8,796,284	$1.87	7.04 years	$90,508

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

As of December 31, 2008, there was $7,931,038 in unrecognized compensation expense related to unvested stock options granted under the 2001 and 2007 Plan, which is expected be recognized over a weighted-average period of 1.12 years.

On December 16, 2008, the Company granted 5,202,500 options to certain employees. These options vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The exercise price of these options is $0.37 per share. There is no intrinsic value associated with these option grants.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 was $1.06, $2.19, and $0.24, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008, was $236,154, $458,623, and $12,076,172 respectively.

The Company values options using the Black-Scholes-Merton option pricing model. The following assumptions were used in determining the fair value of the options for the years ended December 31, 2006, 2007 and 2008, respectively.

	Year ended December 31,
	2006	2007	2008
Risk-free rate of return	4.65%	4.60%	1.55%
Expected life	6.30 years	6.30 years	6.10 years
Expected volatility rate	58%-60%	53%-56%	74%
Dividend yield	Nil	Nil	Nil

Prior to the Company’s initial public offering on June 27, 2007, the Company estimated the fair value of the Company’s ordinary shares by weighing the market multiple methodologies and the discounted cash flow methodology equally. The Company’s total equity value was then allocated among the Company’s preference shares and ordinary shares.

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

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

The Company used an option-based methodology to allocate its estimated aggregate equity value among its convertible preference shares and ordinary shares. The Company first assigned a value to its convertible preference shares and then analyzed the ordinary shares as an option using the Black-Scholes-Merton option pricing model. The Company considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. The Company used two scenarios to value the ordinary share: one scenario assumed an initial public offering in which the convertible preference shares would lose their liquidation preference and participation rights and a second scenario in which the convertible preference shares would retain their rights and privileges. The probability of the scenario represents management’s expectation in addition to other outside factors such as an open initial public offering window and the potential for receiving a competitive merger and acquisition offer in lieu of an initial public offering.

The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of each stock option grants in 2008. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price and four comparable companies’ stock prices. In accordance with Staff Accounting Bulletin 107 (SAB 107), for all share-based compensation awards granted after December 31, 2007, the average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach provided by SAB 107. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.

Non-employee Stock Options

In 2006, 2007 and 2008, the Company issued options to consultants to purchase 1,088,286, 350,000 and nil shares of ordinary shares at exercise prices in the range of $0.30 - $3.96 per share. The options issued have 25% cliff vesting on their first anniversary, and the remaining shares vest 1/48 per month thereafter. The options expire 10 years from the date of grant.

The Company recorded share-based compensation expense of $268,685, $392,380 and $361,180 relating to the non-employee option grants for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, 1,616,642 and 1,036,642 non-employee options were outstanding and exercisable, respectively.

RSUs to Employees

The following table summarizes information regarding RSUs granted in the year ended December 31, 2008:

Grant date	Number of RSUs issued	Fair value on grant date
January 16, 2008	2,860,434	$3.17
May 23, 2008	6,593,500	$2.97
November 15, 2008	856,000	$0.22
December 16, 2008	7,500	$0.37

	10,317,434

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

These shares were granted in anticipation of services to be provided from the employee during the respective vesting periods. The Company accounts for RSUs in accordance with SFAS 123R, and records the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. The Company granted 10,317,434 RSUs during the year ended December 31, 2008, with an aggregate grant-date fair value of approximately $28.8 million. During the year ended December 31, 2008, 49,371 RSUs vested with a total grant date fair value of $0.1 million.

The following is a summary of RSU activities under the 2007 Plan in 2008:

	Number of RSUs outstanding	Weighted- average grant- date fair value
Unvested balance at December 31, 2007	—	$—
Granted	10,317,434	$2.79
Vested	(49,371)	$2.98
Cancelled/forfeited	(1,704,188)	$2.97

Unvested balance at December 31, 2008	8,563,875	$2.76

As of December 31, 2008, there was $15,388,582 in unrecognized compensation expense related to unvested RSUs granted under the 2007 Plan, which is expected to be recognized over a weighted-average period of 1.64 years.

Stock Reserved for Future Issuance

As of December 31, 2008, the Company reserved the following shares of authorized but unissued ordinary shares for future issuance:

Stock options outstanding	19,520,808
RSUs outstanding	8,563,875
Ordinary shares available for grant	6,280,834

34,365,517

18. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Company is required to maintain one statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Company’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of net profit to Holding in the form of dividends. As of December 31, 2008, total restricted net assets held by the Company’s PRC subsidiaries were $30,052,575, which was not available for distribution to the Company. This amount is made up of the registered capital of the Company’s PRC subsidiaries and the statutory reserves.

The Company has statutory reserve balance of nil and $860,219 as of December 31, 2007 and 2008.

19. RETIREMENT PLAN

The Company’s local PRC employees are entitled to a retirement benefit, based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed pension plan equivalent to 22.0% of the monthly basic salary of current local PRC employees. Local PRC employees are required to make contributions equivalent to 8% of their basic salary. The Company’s contribution to the pension plan was $700,548, $1,257,668 and $1,750,311 for the years ended December 31, 2006, 2007 and 2008, respectively. The retirement benefits do not apply to expatriate employees.

In August 2001, the Company adopted a 401(k) plan for its expatriate employees and employees of Spreadtrum US whereby eligible employees may contribute up to 15% of their compensation, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. Quorum’s 401(k) plan is subject to the same limitation. The Company is not required to, and has not contributed to, either of these two 401(k) Plans.

20. RECONCILIATION OF BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31,
	2006	2007	2008
Net income (loss) attributable to holders of ordinary shares	$14,385,822	$21,067,078	$(78,678,150)

Weighted average shares outstanding - basic	15,015,724	73,037,662	131,510,359
Convertible preference shares	77,370,624	40,341,978	—
Warrants	1,252,336	420,427	—
Stock options	8,388,989	14,945,018	—

Weighted average shares outstanding - diluted	102,027,673	128,745,085	131,510,359

Income (loss) per share - basis	$0.96	$0.29	$(0.60)
Income (loss) per share - diluted	$0.14	$0.16	$(0.60)

20. RECONCILIATION OF BASIC AND DILUTED NET INCOME (LOSS) PER SHARE - continued

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

Outstanding stock options of 11,935,556 and 6,322,899 shares were excluded in the computation of diluted earning per share in 2006 and 2007 respectively due to their antidilutive effect. For the year ended December 31, 2008, ordinary share equivalents outstanding of 28,084,683 shares of stock options, were excluded in the computation of diluted loss per share, as their effect would have been antidilutive due to the net loss reported in such period.

21. COMMITMENTS

Operating lease as lessee

The Company has entered into operating leases for certain office space and equipment, some of which contain renewal options. As of December 31, 2008, future minimum lease payments under non-cancelable operating leases were as follows:

Years Ending
December 31, 2009	$889,485
December 31, 2010	456,690
December 31, 2011	214,200

Total minimum lease payments	$1,560,375

Rental expense under operating leases totaled $1,110,328, $1,045,864 and $1,657,387 for the years ended December 31, 2006, 2007 and 2008, respectively.

Commitment to purchase technology

The Company entered into an agreement with a third party vendor in January 2008 to acquire certain technology. An amendment to this agreement was signed in April 2009. In the original agreement and the amendment, the Company committed to pay $10 million over the next seven years for licensing fees and guaranteed royalty payments even if no related products were sold using the acquired technology.

The Company has prepaid $0.5 million license fee to the vendor in 2008. As of December 31, 2008, future minimum payments under this commitment were as follows:

Years Ending
December 31, 2009	$1,500,000	License fee
December 31, 2010	1,500,000	License fee
December 31, 2011	—
December 31, 2012	250,000	Minimum royalties
December 31, 2013 and after	6,250,000	Minimum royalties

Total minimum payments	$9,500,000

21. COMMITMENTS - continued

Legal matters

The Company is a party to legal matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations and cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

22. SUBSEQUENT EVENTS

On January 5, 2009, the Company and the Real Estate Company, a third-party company as described in Note 10, entered into an agreement that the Company would buy a total of 51 residential units next to our principal offices in Shanghai, including the 40 residential units which the Company agreed to buy in January 2008 as described in Note 10. Per this agreement, the total price would be RMB 30.7 million (approximately $4.5 million) of which RMB18.5 million (approximate $2.4 million) has been prepaid as of December 31, 2008, RMB10.5 million (approximately $ 1.5 million) will be deducted from the prepayments to the Real Estate Company and RMB1.7 million (approximately $0.2 million) was paid by cash in January 2009.

In February 2009, the Company offered to exchange certain outstanding options for new options. The offer was to exchange certain outstanding options granted under the Company’s 2001 Stock Plan, whether vested or unvested, for new options to be granted under the Company’s 2007 Equity Incentive Plan. All of the outstanding and unexercised stock options to purchase ordinary shares of the Company that were granted prior to May 18, 2007 with an exercise price per ordinary share greater than or equal to US$ 0.75 are eligible to be exchanged. The number of new options received was reduced based on an exchange ratio to account for the decreased exercise price. The Company has elected to take the bifurcated approach to amortize the original unamortized compensation cost. No incremental fair value associated with this exchange has been recorded under FAS 123R as it was determined to be immaterial.

In April 2009, Spreadtrum Shanghai received a fixed term loan from a Chinese bank for the amount of RMB 300 million (approximately $44 million). The loan is for a term of 3 years and is unsecured. Interest on borrowing will be initially at 5.4% per annum and to be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. The interest on the loan will be covered by Chinese government subsidy fund up to RMB 15 million every year for three years.

In May 2009, the Company entered into multi-party contracts with a customer that, if Spreadtrum were to fail in achieving certain milestones and targets, the Company would be required to return all research and development funds received and, in addition, be subject to penalties that approximate the funds received. None of the research and development funds have been received nor recognized as revenue up to the date of this report.

*    *    *    *    *