Form 20-F
period 2009-12-31
SPREADTRUM COMMUNICATIONS INC
filed 2010-05-07
CIK 1287950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One):

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

OR

☐	Shell Company Report pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of the event requiring this shell company report

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report. 138,091,420 ordinary shares, par value US$0.0001 per share, as of December 31, 2009.

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

This Annual Report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate set forth on December 31, 2009, which was RMB 6.8259 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. D Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuations in the value of RMB may have a material adverse effect on your investment” and “— Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 30, 2010, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.8247 to $1.00.

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

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under “Item 3.D Key Information—Risk Factors” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

GLOSSARY OF TECHNICAL TERMS

2G/2.5G	2G/2.5G refers to the second generation wireless communications standard, which includes GSM, CDMA, i-DEN, TDMA, GPRS and CDMA2000 1x.

3G	3G refers to the third generation wireless communications standard, which includes WCDMA/UMTS, CDMA 2000 1xEV-DO and TD-SCDMA.

AAC	Advanced Audio Coding. AAC is a standardized, lossy digital audio compression scheme. AAC was designed as an improved-performance codec relative to MP3. AAC was promoted as the successor to MP3 for audio coding at medium to high bitrates.

AAC+	An enhanced AAC format that delivers sound stream in as little as 32 kbps.

AVS	Audio Video Coding Standard. AVS is a video compression technique developed by PRC companies and supported by the PRC government

Bluetooth	An open industry standard for providing short-range and low speed wireless transmission of digital voice and data in the 2.4GHz band. This standard supports both point-to-point and point to multipoint applications.

CDMA	Code Division Multiple Access. A digital technology that assigns codes to data being transmitted, allowing more efficient usage of radio frequency spectrum in comparison to TDMA or FDMA based technologies.

CDMA 1x	The original 2G-based CDMA technology (also known as IS-95A/B).

CDMA2000 1x	A 2.5G/3G CDMA technology that doubles voice capacity in comparison to the original 2G-based CDMA technology (also known as IS-95A/B) and also supports high-speed data of up to 153 kbps peak rates.

CDMA2000 1xEV-DO	An evolution of CDMA2000 1x that provides peak data rates of up to 2.4 Mbps.

CMMB	China Multimedia Mobile Broadcasting. A mobile television and multimedia standard developed and specified in China by the State Administration of Radio, Film, and Television (SARFT), which has been described as being similar to Europe’s DVB-SH standard for digital video broadcasting from satellites to handheld devices.

CMOS	Complementary Metal Oxide Semiconductor is a technology using metal oxide semiconductors for constructing integrated circuits. CMOS technology is used in microprocessors, microcontrollers, static RAM, image sensors, data converters, highly integrated transceivers and other digital/analog circuits.

DMB-T	Digital Multimedia Broadcasting—Terrestrial. DMB-T is a digital terrestrial television broadcasting standard that has been adopted as China’s national standard for terrestrial television.

EDGE	Enhanced Data rates for GSM Evolution. A 2.75G upgrade to GPRS that provides higher data rates (up to three times the throughput) by using improved modulation and coding techniques to the packet switched technology.

FDMA	Frequency Division Multiple Access or FDMA is an access technology that is used by radio systems to share the radio spectrum. The terminology “multiple access” implies the sharing of the resource among users, and the “frequency division” describes how the sharing is done: by allocating users with different carrier frequencies of the radio spectrum.

FTA	Full Type Approval. FTA is the official certificate of conformance to GSM/GPRS standards specified by the Global Certification Forum.

GCF	GCF certification is a certification based on requirements defined by the Global Certification Forum, an independent industry body, which provides network compliancy requirements and testing for GSM mobile devices.

GPRS	General Packet Radio Service. A data focused upgrade to GSM which introduces packet switching to the normally circuit switched technology. This allows data to be transferred only when information is actually being sent or received rather than occupying an entire circuit as GSM does normally during voice conversations.

GSM	Global System for Mobile communication. A FDMA/TDMA-based 2G standard, which allows eight time slots per frequency channel.

H.264	Also known as MPEG-4 AVC (Advanced Video Coding), H.264 is a video compression that offers significantly greater compression than its predecessors. In addition to improvements in perceptual quality, the standard is expected to offer up to twice the compression of the current MPEG-4 ASP (Advanced Simple Profile). This standard can provide DVD-quality video at under 1Mbps, and is considered promising for full-motion video over wireless, satellite, and ADSL Internet connections.

HSDPA	High Speed Downlink Packet Access. Also known as (i) WCDMA Release 5, an advancement on WCDMA which improves throughput to peak data rates of 14 Mbps, or (ii) TD-SCDMA Release 5, an advancement on TD-SCDMA which improves throughput to peak data rates of 2.8 Mbps with 1.6 MHz frequency bandwidth.

HSUPA	High Speed Uplink Packet Access. As specified in (i) WCDMA Release 6, an advancement on WCDMA which improves uplink throughput to peak data rates of 5.7 Mbps, or (ii) TD-SCDMA Release 7, an advancement on TD-SCDMA which improves uplink throughput to peak data rates of 2.2 Mbps with 1.6 MHz frequency bandwidth.

Java	An object-oriented software programming language that can be executed on many operating systems.

JPEG	Joint Photographic Experts Group. JPEG is a standards committee that designed an image compression format. The compression format they designed is known as a lossy compression in that it deletes information from an image that it considers unnecessary. JPEG files can range from small amounts of lossless compression to large amounts of lossy compression.

Mixed-signal	The combination of analog and digital technology on one integrated circuit.

Motion JPEG	Motion JPEG is an informal name for multimedia formats where each video frame or interlaced field of a digital video sequence is separately compressed as a JPEG image.

MP3	MPEG Level 3 is an audio file format, based on MPEG (Moving Picture Expert Group) technology. It creates very small files suitable for streaming or downloading over the Internet.

MPEG4	Moving Picture Experts Group Compression Standard Version 4. MPEG4 is a technology for compressing voice, video and related control data and is one of the MPEG (Moving Pictures Experts Group) international standards.

OFDM	Orthogonal Frequency Division Multiplexing. OFDM is an FDM modulation technique for transmitting large amounts of digital data over a radio wave. ODFM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver. OFDM reduces the amount of crosstalk in signal transmissions.

PTCRB	PCS Type Certification Review Board.

RISC	Reduced Instruction Set Computing. A type of processor architecture that processes programs more quickly than conventional microprocessors by using smaller, faster, less complex sets of instructions.

TCP/IP stack	An implementation of the TCP/IP communications protocol. Network architectures designed in layers, such as TCP/IP, OSI (Open System Interconnection) and SNA (Systems Network Architecture) are called “stacks.”

TD-SCDMA	Time Division Synchronous Code Division Multiple Access. A 3G standard mainly focused on the China market that uses Time Division Duplex (unpaired) in comparison to Frequency Division Duplex (paired) transmission in order to improve frequency efficiency level.

TDMA	Time Division Multiples Access. The general term refers to a technology which assigns certain time slots to bits of data in order to increase the throughput on a given frequency band. TDMA also refers to the 2G technology also known as D-AMPS (IS-54) Global Mobile Systems 26 May 2004 89 and Digital PCS (IS-136) which splits each frequency band into three channels thereby tripling the available bandwidth.

UMTS	Universal Mobile Telecommunications System. A 3G standard that uses WCDMA technology with a data capacity of up to 2Mbps.

USB	Universal Serial Bus. A serial bus standard to connect devices that is commonly used in the computer industry and wireless handsets.

WCDMA	Wideband Code Division Multiple Access. Also known as UMTS, a 3G technology that uses CDMA based technology with a wider spectrum (5 MHz carriers versus 1.25 MHz for CDMA) to provide higher data throughput rates. Based on the standard, the peak rates can be up to 2 Mbps in local areas and 384 kbps in wide areas.

WMA	Windows Media Audio. WMA is a proprietary compressed audio file format developed by Microsoft Corporation.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not required.

Item 2.	Offer Statistics and Expected Timetable

Not required.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of USD, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	$38,269	$107,075	$145,466	$109,937	$105,070
Cost of revenue	29,632	63,476	79,969	68,033	66,876

Gross profit	8,637	43,599	65,497	41,904	38,194

Operating expenses:
Research and development	14,353	18,521	32,297	42,877	37,039
Selling, general and administrative	7,021	11,254	16,282	21,998	20,539
In-process research and development expense acquired per Spreadtrum USA acquisition	—	—	—	6,612	—

Impairment loss of goodwill	—	—	—	32,345	—

Impairment loss of long-lived assets	—	—	—	17,984	—
Provision for loss commitment	—	—	—	3,013	—

Income (loss) from operations	(12,737)	13,824	16,918	(82,925)	(19,384)

Other income	590	1,617	5,166	4,448	1,092

Income (loss) before income taxes	(12,147)	15,441	22,084	(78,477)	(18,292)

Income tax expense (benefit)	(468)	1,055	1,017	201	1,024

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of USD, except per share and per ADS data)
Net income (loss)	$(11,679)	$14,386	$21,067	$(78,678)	$(19,316)

Earnings (loss) per ordinary share:
Basic	$(0.86)	$0.96	$0.29	$(0.60)	$(0.14)
Diluted	$(0.86)	$0.14	$0.16	$(0.60)	$(0.14)
Earnings (loss) per ADS:
Basic	$(2.59)	$2.87	$0.87	$(1.79)	$(0.43)
Diluted	$(2.59)	$0.42	$0.49	$(1.79)	$(0.43)
Weighted average number of ordinary shares used in earnings (loss) per share calculations
Basic	13,523,034	15,015,724	73,037,662	131,510,359	134,431,135
Diluted	13,523,034	102,027,673	128,745,085	131,510,359	134,431,135

Consolidated Balance Sheet Data
Cash and cash equivalents	$37,755	$47,254	$157,038	$57,762	$37,809
Total assets	64,040	104,102	236,922	152,878	219,094
Total liabilities	41,018	45,160	49,026	31,461	104,523
Preferred shares	61,267	80,201	—	—	—
Total shareholders’ equity	$23,022	$58,942	$187,896	$121,417	$114,571

See note 20 to the Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per equivalent ADS.

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

The table below indicates (i) with respect to yearly data, the average rates for each period, calculated by using the average of the exchange rates from Renminbi to U.S. dollars on the last day of each month during the applicable year, and (ii) with respect to monthly data, the highest and lowest exchange rates from RMB to U.S. dollars for the applicable month. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

	Low	High
Per U.S. Dollar
2007	7.2946	7.8127
2008	6.7800	7.2946
2009	6.8176	6.8470
January 2010	6.8258	6.8295
February 2010	6.8258	6.8330
March 2010	6.8254	6.8270
April 2010	6.8229	6.8275

On April 30, 2010, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for the RMB expressed in RMB per U.S. dollar per was RMB 6.8247.

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

Despite the recent improvement in market conditions, a future decline in the global economy could have adverse, wide-ranging effects on demand for our products and for products of our customers. Businesses in virtually all industries are dealing with an economic environment that may be unprecedented in terms of the rate and pace of change in end-market demand and global economic uncertainty. The stress experienced by global capital markets, which began in the second half of 2007, continued and substantially increased during 2008 and the first half of 2009. Specifically, there has been a significant reduction in the availability of credit, increased rates of default and bankruptcy, decreased consumer spending and a substantial decline in most major equity markets. In addition, there has been nearly unprecedented volatility in global capital and banking markets as well as in currency markets in certain countries. A continued decline in global economic activity and the resulting volatility in the capital markets could adversely affect our financial condition and results of operations.

The global economic conditions and credit crisis may well accelerate or exacerbate the effect of the various risk factors described in this Annual Report as well as result in other unforeseen events that will affect our business and financial condition.

We do not expect to sustain our historical rates of growth in revenue and our revenue improvement since the third quarter of 2009 may not continue.

We experienced significant growth in revenue from 2003 to 2007. However, in 2008 and during the first half of 2009, we experienced dramatic rates of decline in revenue. Our revenue increased 35.9% from 2006 to $145.5 million in 2007, but our revenue declined 24.4% from 2007 to $109.9 million in 2008. We also experienced substantial revenue decline in the first half of 2009, which was largely offset by significant revenue growth in the second half of the year. Our revenue in 2009 was $105.1 million, which was 4.4% less than 2008. Our historical revenue growth reflected a substantial increase in our shipments of baseband semiconductors. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, our strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006 and our module business in 2008. We began to ship our standalone baseband semiconductors in large volume in the third quarter of 2005, and we expanded our customer base and gained market share for our standalone baseband semiconductors during 2006 and 2007. However, we experienced a dramatic decline in revenue starting from the third quarter of 2008 until the second half of 2009. Our transition to becoming an established supplier of standalone baseband semiconductors contributed to this decline. More importantly, our business was adversely affected by the recent global economic conditions in 2008. In future periods, we do not expect to achieve similar rates of revenue growth as in our historical periods and our current improvement in revenue may not continue.

We have a history of losses and may not sustain or increase profitability in the future.

We incurred net losses of $11.4 million in 2004 and $11.7 million in 2005. We were profitable in 2006, 2007 and first two quarters in 2008. In the third and fourth quarters of 2008, we incurred net losses of $31.3 million and $52.8 million, respectively. In the first and second quarters of 2009, we incurred net losses of $8.3 million and $13.1 million, respectively. We returned to profitability in the third quarter of 2009 but we may not be able to maintain profitability in the future. In order to be profitable, we need to increase revenue while reducing our cost of revenue and operating expenses. In addition, our competitors’ behavior and strategies may affect our margins. If our revenue does not increase substantially or if we do not succeed in reducing our operating costs, we may continue to incur losses in the future. If we do not increase profitability on a quarterly and annual basis or if we otherwise fail to meet the expectations of securities analysts or investors, the market price of our ADSs will likely decline.

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

Our quarterly and annual operating results may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and profit margins may be significantly different from our historical or projected figures. Our quarterly and annual operating results in future periods may fall below expectations. Any of these events could cause the market price of our ADSs to decline. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	our ability to increase revenue and reduce operating costs;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	the adoption of new wireless industry standards or changes in our regulatory environment;

•	the announcement or introduction of new or enhanced products by us or our competitors;

•	the unpredictable volume and timing of customer orders, and subsequent delays and cancellations of customer orders;

•	our ability to stabilize revenue and costs by entering into long term agreements with customers and suppliers;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	changes in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

•	changes in the average selling prices of our products in relation to the cost of delivery of such product;

•	changes in the availability of capacity of our semiconductor manufacturing service providers; and

•	the overall cyclicality of the semiconductor industry and seasonality in sales of wireless handsets and fixed wireless terminals into which our products are incorporated.

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

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We currently sell substantially all of our products directly or via distributors to brand manufacturers, independent design houses, or IDHs, vendors who specialize exclusively in the design of wireless handsets based on customer specifications, and original design manufacturers, or ODMs, contract manufacturers who use their own designs and intellectual property to develop and manufacture wireless handsets for customers. We primarily compete in China with baseband processor solutions providers, such as Infineon Technologies AG, or Infineon, MediaTek, Inc., or MediaTek, and ST Ericsson. We may also compete in the Chinese 3G market with baseband processor solutions providers such as T3G Technology Co., Ltd., Leadcore Technology Co., Ltd., Marvell Technologies and MediaTek. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom Corporation, or Broadcom, and Qualcomm Incorporated, or Qualcomm. Most of our current and potential competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. This provides them with competitive advantages and their significantly greater resources may enable them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or wireless industry standards or changes in customer requirements. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

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

We sell a portion of our products to IDHs, ODMs and brand manufacturers directly or via distributors, who integrate our baseband semiconductors into wireless handsets and other forms of wireless terminals such as wireless desktop phones, data cards and other forms of TD-SCDMA products that they supply to their customers. We have limited visibility as to the volume of our products that our IDH and ODM customers are selling to their customers or carrying in their inventory. We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by the semiconductor manufacturing service providers we use to manufacture, assemble and test our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our semiconductor manufacturing service providers to start manufacturing, assembling and testing our products based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue from these products until they are shipped to customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated revenue. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell. We expect to record inventory write-downs in the future as part of our normal course of business. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a consequence, our results of operations may fluctuate significantly from period to period in the future.

If TD-SCDMA is not widely adopted, or if the deployment of TD-SCDMA in China is slower than we expect, our growth will be adversely affected.

We have invested substantial time and resources in developing products that support TD-SCDMA. The market for 3G wireless handsets that support TD-SCDMA is new and its potential is uncertain. The development of this market depends upon many factors, including the development of 3G wireless networks that support TD-SCDMA and the commercial acceptance of 3G wireless handsets that support TD-SCDMA. In January 2009, 3G licenses were issued to the three network operators in China. China Mobile Communications Corporation, or China Mobile, received the TD-SCDMA license, China United Telecommunications, or China Unicom received the WCDMA license, and China Telecommunications, or China Telecom, received the CDMA2000 license. In order to accelerate the development of TD-SCDMA terminal industry, China Mobile has provided an incentive fund of RMB 650.0 million and initiated a number of bidding invitations and procurements for TD-SCDMA terminals in 2009. By February 2010, the number of active TD-SCDMA subscribers increased to approximately 4.3 million as publicly announced by China Mobile. We cannot assure you that TD-SCDMA will be adopted by other countries as their 3G standard. China is one of the first countries that is testing 3G wireless networks that support TD-SCDMA, and if the market in China fails to develop successfully, the commercial acceptance and adoption of TD-SCDMA as a worldwide 3G standard likely will be affected adversely. We are unable to predict the growth rate of this market, if any, with accuracy. Our growth depends in part upon the timely development of the market for 3G wireless handsets that support TD-SCDMA, which is affected by the wide adoption of TD-SCDMA. Even if the market for 3G wireless handsets that support TD-SCDMA develops, our success depends upon the selection by existing and potential customers of our products for use in their 3G wireless products. If this market does not develop in a timely manner or our products are not selected by customers, the growth and success of our business will be adversely affected.

In the second quarter of 2009, Spreadtrum Shanghai entered into two multi-party contracts with a customer to participate in the customer’s sponsored subsidized program for the promotion of TD-SCDMA products. According to the contracts, the customer will contribute certain research and development funds to Spreadtrum Shanghai to subsidize its research and development of TD-SCDMA products if Spreadtrum Shanghai achieves certain milestones and targets. If Spreadtrum Shanghai fails to achieve certain milestones and targets, it would be required to return all research and development funds received and, in addition, be subject to penalties equal to a portion of the funds received. As of December 31, 2009, Spreadtrum Shanghai has received funds from the customer equal to RMB 39.2 million (approximately $5.7 million), which is included in our accrued expenses and other liabilities.

In 2009, Spreadtrum Shanghai reached a major milestone as the handsets passed several critical performance tests, which were required under the terms of the agreements. With the passing of these tests and the expectation of achieving the remaining milestones and targets, Spreadtrum Shanghai anticipates that the performance of the contracts will be substantially completed in 2010. Upon such completion, Spreadtrum Shanghai expects to recognize up to RMB 88.2 million (approximately $12.9 million) of subsidies, which will be recorded as a reduction of research and development expenses.

We may not be able to increase and maintain international market demand for our products.

Most of our sales currently are derived from customers in the PRC, Hong Kong and Macau, and the penetration of markets outside of these markets will be important to our future success. Although Samsung is one of our current clients, we may not be able to increase and maintain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued by, other countries may require us to redesign our existing products, develop new products or obtain patent licenses to sell into those countries. For example, foreign governments may impose regulations or standards with which our baseband semiconductors do not comply, or may make frequencies available in bandwidths in which our products do not operate. In addition, we or our customers may be required to obtain patent licenses, which may not be available on commercially reasonable terms or at all. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we may experience losses or declines in sales, which would negatively affect our revenue. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our operating results may not meet market expectations due to reduced sales, delay or loss of significant customer orders, or delays in customer payments.

In 2007, two customers each accounted for more than 10.0% of our revenue: 37.1% and 10.6%, respectively. In 2008, two customers each accounted for more than 10.0% of our revenue: 30.6% and 28.5%, respectively. In 2009, three customers each accounted for more than 10.0% of our revenue: 27.1%, 15.6% and 14.0%, respectively. If we fail to successfully sell our products to one or more of our significant customers in any particular period or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline and our operating results may not meet market expectations. Also, many of our current customers are smaller companies and if those customers order our products but fail to pay on time or at all, we may incur bad debts and our operating results could be adversely affected. Furthermore, as we pursue relationships with leading international brand manufacturers, we may become dependent on a small set of customers as we focus our resources on those customers. If these customers purchase fewer products, our operating results could be adversely affected.

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

Our baseband semiconductors and radio frequency, or RF, transceivers are incorporated into our customers’ wireless handsets. If any of our customers are unsuccessful in their wireless handset sales, whether due to lack of market acceptance of their products, shortage of component supplies, slowdown in sales of wireless handsets, excess inventory in the sales channels into which our customers sell their wireless handsets, changes in the wireless handset supply chain or otherwise, our sales of baseband semiconductors could be adversely affected. Accordingly, our success depends on our customers’ success in their business. Brand manufacturers, IDHs and ODMs who purchase our products directly or via distributors have historically accounted for substantially all of our revenue. We are not certain whether these customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.

If the deployment of mobile television in China is slower than we expect, sales of our mobile television semiconductor product will be adversely affected.

In May 2009, China Mobile and China Satellite Mobile Broadcasting Corporation, the national operator of CMMB, which is a mobile television standard developed and adopted in China, signed a cooperation agreement on the multimedia mobile broadcasting business to jointly promote the development TD-SCDMA handsets with the CMMB functionality. By February 2010, the total number of TD-SCDMA handsets supporting the CMMB functionality sold has accumulated to approximately 0.8 million. We have developed a mobile television processor solution that supports the CMMB mobile television standard and are currently the only TD-SCDMA chipset provider in the market who is capable of providing such solution. In addition, if the mobile television market does not develop in a timely manner or our mobile television semiconductor product is not selected by customers, the growth and success of our business in the mobile television market will be adversely affected.

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

We mainly rely on two independent assembly and testing service providers, Advanced Semiconductor Engineering, Inc., or ASE, and Siliconware Precision Industries Co., Ltd., or SPIL, to assemble and test our semiconductors. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. We do not have a long-term agreement with ASE or SPIL that guarantees us access to capacity. We typically procure services from ASE or SPIL on a per-order basis. If ASE or SPIL experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of assembly and testing capacity, we may have to seek alternative assembly and testing services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new assembly and testing service providers. We currently estimate that it would take us several months to qualify a new assembly and testing service provider. Because of the amount of time that it takes us to qualify third-party assembly and testing service providers, we could experience significant delays in product shipments if we are required to find alternative assembly and testing service providers for our products on short notice. In addition, we may be required to pay higher assembly and testing costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation and result in a loss of customers.

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

The worldwide foundry capacity is expected to contract in 2010 as the semiconductor industry recovers from the global financial crisis. The assembly and testing service providers are experiencing rising commodity prices such as gold, which is one of the most important input component on packaging assembly. The combination of the reduction of foundry capacity and rising commodity prices on assembly and testing could result in higher prices from our service providers. If we are unable to pass on the higher costs of manufacturing, assembly and testing to our customers, we will experience declines in our gross margins.

Our products are becoming more complex and defects in our products could result in a loss of customers, decreased revenue, unexpected expenses, loss of market share and warranty claims.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected design flaws or manufacture defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and the yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. In addition, as our baseband semiconductors become more complex we may be limited in the number of wireless handsets that can utilize these components. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

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

In addition, limitations inherent in new process technologies may affect the design, performance and functionality of our baseband semiconductors and RF transceivers. For example, semiconductors designed with some of the current process technologies at more advanced geometries may experience power leakage, which increases power consumption and reduces battery life. As we develop baseband semiconductors on more advanced process geometries, we may not continue to fully integrate power management on a single semiconductor. The production of our baseband semiconductors using more advanced process geometries could be delayed, which could adversely affect our business and operating results.

Failure of suppliers to deliver on a timely basis sufficient quantities of components or materials or licensed software used in our products may result in delays or other disruptions in introducing or shipping our products, which could adversely affect our business and operating results.

Some of the components, materials and software used in our products are purchased or licensed from a single supplier and it is difficult for us to redesign our products to incorporate other components, materials or software. For example, we have incorporated digital signal processing cores licensed from CEVA Technologies Inc., or CEVA, RISC processor cores licensed from ARM Ltd., or ARM, and 3G protocol stack software that we co-developed with Sasken Communication Technologies Limited, or Sasken. Loss or termination of the licenses for the cores or protocol stack software would have a material adverse impact on the manufacture of our products, and modifying our products for new cores or software will take a significant commitment of engineering time and resources and we may not be successful in doing so. If any vendor terminates our license to use the cores or software, or is unable to deliver components or materials used in our products, in accordance with our requirements, we may not be able to find alternative sources on favorable terms and in a timely manner, or at all. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

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

We expect to adjust the composition of our engineering team in certain areas in the near future to meet changing customer demands. As we pursue relationships with leading international brand manufacturers and maintain and expand our relationships with our existing customers, suppliers and other third parties, we expect to accommodate any growth by adjusting our sales, engineering and customer support operations. In addition, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our record keeping and our accounting, contract tracking, order processing, sales tracking, customer support and other internal management systems. All of these measures will require substantial management efforts and the dedication of additional resources. We cannot assure you that we will be able to implement these measures successfully or effectively manage our growth. Any failure to do so may adversely and materially affect our business.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products if these claims are successful.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The wireless communications industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, and a large number of companies that hold significant number of patents related to GSM, GPRS, CDMA and 3G standards, such as TD-SCDMA, WCDMA/UMTS and CDMA2000, and related technologies. For example, in June 2007, we received a letter from Siemens AG, or Siemens, notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us, and, in March 2009, we received a letter from Ericsson AB, or Ericsson, notifying us that Ericsson claims to own certain essential patents covering the GSM, GPRS, EDGE and WCDMA standards and offering to license such patents to us. We cannot assure you that we will prevail in these matters. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our baseband semiconductors, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights. We cannot assure you that other actions alleging infringement by us of third-party patents, trademarks and copyrights, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of April 30, 2010, we owned 65 patents and had 402 pending patent applications in China, we owned 33 patents and had 37 pending patent applications in the United States and we had 6 pending patent applications in Europe and 3 pending patent applications under the Patent Cooperation Treaty, or PCT. We acquired co-ownership of 24 patents and 4 pending patent applications in China. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us.

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

We do not have product liability, business disruption or other business insurance coverage for our operations in China or elsewhere. The insurance industry in China is still at an early stage of development and insurance companies in China currently offer limited business insurance products. In addition, we have limited business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any business disruption, product liability or warranty claim, litigation or natural disaster may result in our incurring substantial costs and diversion of resources.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

As of March 31, 2010, our directors, executive officers, principal shareholders and their affiliated entities owned approximately 39.19% of our outstanding ordinary shares. These shareholders, acting individually or as a group, can exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

To date, most of our revenue has been derived from the sale of products that support 2G and 2.5G wireless standards such as GSM and GPRS although our revenue from 3G products is increasing as China expands its 3G product offerings and services. Continued market acceptance of these products and diversification of our product portfolio will be critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by any decline in demand for our existing products, the introduction of products and technologies by our competitors that serve as a replacement or substitute for, or represent an improvement over, our existing products, technological innovations or new standards that our existing products do not address, or our inability to release enhanced versions of our existing products on a timely basis. We have begun to offer baseband semiconductors that support TD-SCDMA, an international 3G standard promoted by the PRC government, and are focusing a significant portion of our product design and sales and marketing efforts on products that comply with such standard. We also are devoting resources to the development of mobile television solutions and solutions that will support certain 2.5G wireless standards, including EDGE, and 3G wireless standards. If the wireless standards for which we are developing products are not widely adopted by the market, we may not be able to sell these 2.5G and 3G solutions and our revenue could decline. Because it is not practicable to develop products that comply with all current standards and standards that may be adopted in the future, our ability to compete effectively will depend on our ability to accurately select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. We may not have the financial resources to fund future innovations. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our revenue would decline, adversely affecting our operating results, business and prospects.

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

The PRC government has provided various incentives to companies incorporated in the PRC in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the forms of reduced tax rates, exemption from certain taxes, favorable lending policies, research grants and other measures. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were RMB 4.3 million (approximately $0.6 million), RMB 25.3 million (approximately $3.7 million) and RMB 35.3 million (approximately $5.2 million) in 2007, 2008 and 2009, respectively. For the years ended December 31, 2007, 2008 and 2009, $0.9 million, $2.2 million and $1.5 million were recorded as offsets to research and development expenses incurred, respectively. As of December 31, 2007, 2008 and 2009, approximately $0.5 million, $1.0 million and $2.6 million of government subsidies had not been earned respectively, since the requirements for those specific research and development projects had not been fulfilled. We expect to meet all these requirements in later periods before the deadlines set by the government. In April 2009, Spreadtrum Communications (Shanghai) Co., Ltd., or Spreadtrum Shanghai, received RMB 300 million (approximately $43.9 million) of new financing from a Chinese bank in the form of a fixed term loan. Spreadtrum Shanghai also received PRC government subsidy funds of RMB 5.0 million (approximately $0.7 million) to cover the interest on borrowings under this bank loan in 2009. There can be no assurances that we will receive any subsidies in the future.

Since China joined the World Trade Organization, or WTO, in November 2001, some of its preferential tax treatments have been criticized as not being WTO-compliant. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a tax law named “Corporate Income Tax Law,” or CIT Law, which took effect beginning January 1, 2008. Under the CIT Law, foreign-invested enterprises, or FIEs, and domestic companies are subject to a uniform tax rate of 25%. The CIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the CIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the CIT Law. While the CIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the CIT Law, entities that qualify as high-technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. For more information regarding the Corporate Income Tax Law and the Administrative Measures for Determination of High-Technology Companies, see “Item 5.A Operating and Financial Review and Prospects—Taxation—PRC Tax.”

Additionally, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, as a PRC integrated circuit design enterprise, or ICDE, is exempt from corporate income tax for two years starting from 2007, the year in which it first had positive accumulated earnings, and is entitled to a 50% reduction in the corporate income tax for the succeeding three years. Since the CIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, Spreadtrum Shanghai was exempt from income taxes in 2008. For the three years of 2009, 2010 and 2011, its income tax rate will increase from 10% to 11% to 12%, respectively, because Spreadtrum Shanghai qualifies for a 50% reduction on the standard transitional tax rate of 20%, 22%, and 24%, respectively. Spreadtrum Shanghai received the preferential income tax rate of 15% as a “new and high technology enterprise supported by the state” from the relevant tax authorities in December 2008. Based on Circular 39—Circular on the Implementation of the Preferential Policies for Corporate Income Tax During the Transition Period, which was issued by the PRC State Council, Spreadtrum Shanghai may apply the transitional tax rate during the transitional period and enjoy a 15% preferential tax rate after the transition period expires in 2012 if it continues to qualify as a “new and high technology enterprise strongly supported by the state”. Spreadtrum Communications Technology (Shanghai) Co., Ltd., or Spreadtrum Technology, as an FIE incorporated in the Shanghai Waigaoqiao Free Trade Zone, enjoyed a preferential corporate income tax of 15% in 2007. Under the CIT Law, Spreadtrum Technology is no longer entitled to this preferential tax rate, and is therefore subject to a 18%, 20%, 22%, 24% tax rate from years 2008 through 2011, respectively, and a 25% uniform tax rate starting in 2012. Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd., or Spreadtrum Beijing, is no longer entitled to any preferential tax rate, and is therefore subject to a 25% uniform tax rate starting in 2008. Under our current tax structure, this change will increase our effective tax rate in future years.

There can be no assurances that Spreadtrum Shanghai and Spreadtrum Beijing will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the CIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. In addition, under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis. Any increase in our tax rate in the future could have a material adverse effect on our financial condition and results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the CIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our non-PRC resident subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the CIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. According to the Implementing Rules for the CIT Law, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Further, on April 22, 2009, the State Administration of Tax issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company chop and meeting minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this Notice, in determining the location of de facto management, “substance over form” principle should be followed. Since this Notice is issued to regulate PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the Notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

Most of our major board decisions are made outside of the PRC, and relevant documentations such as dual employment contracts of certain high-level management person have been implemented. As such, we believe that the risk of being deemed as a PRC tax resident should be low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which will include any dividend income we receive from our non-PRC resident subsidiaries, at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise previously in effect, which specifically exempted withholding tax on any dividends payable to non-PRC investors, the CIT Law provides that dividends generated after January 1, 2008 and payable by an FIE to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are FIEs directly held by our subsidiaries in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 February Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Furthermore, on August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures on Treatment of Non-residents under Tax Treaties (Trial Implementation), or 2009 August Notice, which became effective on October 1, 2009. According to the 2009 August Notice, any non-resident wishing to enjoy tax treaty treatment under the following sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval: (i) dividend; (ii) interest; (iii) royalty; and (iv) property income. The relevant tax authorities shall have 20 to 50 working days after an application is accepted to decide whether to approve such application. If the relevant tax authorities do not notify the applicant of its decision in writing within the above time frame, the relevant application shall be deemed to have been approved. We have not applied to the relevant tax authorities for enjoyment of the withholding tax rate under the tax treaty between Mainland and Hong Kong. Since both the 2009 February Notice and the 2009 August Notice are newly issued, it remains unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up to take advantage of the preferential tax rates on dividends, or our application for enjoyment of the withholding tax rate under the tax treaty between Mainland and Hong Kong cannot be approved by the competent tax authorities, the higher 10% withholding tax rate may apply to such dividends.

If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our ordinary shares or ADSs, or the gain you realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. In addition, dividends distributed from our PRC subsidiaries to our Hong Kong companies and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to our ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our FIEs do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2009, we have not recorded any withholding tax on the retained earnings of our FIEs in China.

If we are required under the CIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected.

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

Because certain portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 21% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. Dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. As a result of all of the above, you may not be able to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements applied to us for the first time in connection with our Annual Report on Form 20-F filed with the SEC on June 30, 2009.

Our management has concluded that we have maintained effective internal control over financial reporting in 2009. We had identified a material weakness in our internal control over financial reporting in 2008 related to the ineffective operation of controls designed to ensure that significant non-routine transactions, accounting estimates and other adjustments were properly reviewed, analyzed and monitored. The management has concluded that the material weakness identified in 2008 has been remediated as a result of management internal control improvement. A material weakness in our internal control over financial reporting, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements.

If we fail to maintain effective internal control, we may not be able to rely on our financial reporting. Even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

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

We do not believe we were a PFIC for the taxable year ended December 31, 2009. Based on the current price of our ADSs, and the composition of our income and assets, we do not expect to be considered a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2010. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated as an exempted company under the laws of the Cayman Islands on April 11, 2001. Our legal name is Spreadtrum Communications, Inc. Since our inception, we have conducted our operations principally through our wholly-owned subsidiaries in China and the United States. Our principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-2727. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. We also have branch offices in Beijing and Shenzhen, People’s Republic of China, a representative office in Suwon, Republic of Korea, and subsidiaries in San Diego, California, United States of America. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 225 W. 34th Street, Suite 910, New York, New York 10122.

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

In December 2007, Spreadtrum Shanghai established Tianjin Spreadtrum Communications Co., Ltd., or Tianjin Spreadtrum, a wholly-owned PRC subsidiary of Spreadtrum Shanghai, through which we had intended to participate in Tianjin government projects relating to the research and development of AVS technology. We have not conducted any material business through Tianjin Spreadtrum and did not have any material assets in it. Tianjin Spreadtrum was dissolved in September 2009.

We also have two wholly-owned subsidiaries in the United States, SPRD LLC, a Delaware limited liability company, and Spreadtrum Communications USA Inc., or Spreadtrum USA, a Delaware corporation based in San Diego, California. In December 2008, we formed SPRD LLC and merged Spreadtrum Communications Corp., a California corporation and our wholly-owned subsidiary, into SPRD LLC. Subsequently, we contributed 100% of our member interest in SPRD LLC to Spreadtrum USA. We do not conduct any sales through SPRD LLC. On January 15, 2008, we acquired Spreadtrum USA (formerly known as Quorum Systems, Inc.), a fabless semiconductor company that specializes in the design of highly integrated CMOS RF transceivers, for $55.0 million in cash, all of which was paid as of December 31, 2008, and 3,822,199 ordinary shares of our share capital at a fair value of $12.5 million, or approximately $3.26 per ordinary share. The fair value of the ordinary shares was based on the average market price of our ordinary shares over a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The difference between Spreadtrum USA’s assumed assets and assumed liabilities was $2,457,128, which resulted in additional purchase price consideration that we were required to pay to Spreadtrum USA’s shareholders as part of the cash component of the transaction. We were also required to pay up to an additional $6 million of earn-out payments in cash to the former shareholders of Spreadtrum USA, contingent on Spreadtrum USA meeting certain performance targets on or prior to January 15, 2010. In the second quarter of 2009, we decided to terminate the project related to one performance target and accordingly $1 million penalty was accrued and recorded as general and administration expense in the second quarter of 2009 and the amount was paid out to the former shareholders of Spreadtrum USA in January 2010. In the third quarter of 2009, Spreadtrum USA achieved another performance target and, as a result, we paid an earn-out payment of $1,996,453 to the former shareholders of Spreadtrum USA in 2009 and the remaining $3,547 is expected to be paid in 2010. The total $2 million earn-out payment was recorded as goodwill. On the expiration date, the last performance target was not met. In addition, we approved grants of restricted share units, or RSUs, worth $7 million to employees of Spreadtrum USA. On January 16, 2008, 2,140,434 of the approved RSUs were granted. These RSUs vest over a three-year period, with 50% vesting when and if the earn-out performance targets are met on or prior to January 15, 2010 and the remaining 50% vesting ratably at the end of each month thereafter over the next twelve months. In December 2009, we modified the milestone of one performance based RSU grant and extended the vesting deadline of the RSUs from January 15, 2010 to July 15, 2010.

In September 2008, Spreadtrum Technology established a wholly-owned subsidiary in the PRC, Shanghai Han & Qin Investment Co., Ltd., through which we intend to invest in certain PRC companies and through which we made an investment in Xi’an Chuang Xin Science and Technology Co., Ltd., or Xi’an Chuang Xin, in September 2008. In September 2008, we established a wholly-owned subsidiary in the British Virgin Islands, Han & Qin International (BVI) Limited, or Han & Qin BVI. In December 2008, Han & Qin BVI established a wholly-owned subsidiary in Hong Kong, Han & Qin Investments (HK) Limited. In March 2009, Han & Qin Investments (HK) Limited was restructured to become directly and wholly-owned by us, and its name was changed to Quorum Technology (H.K.) Limited, or Quorum HK. We intend to use Han & Qin BVI and Quorum HK as our international investment vehicles. There was no accounting for this restructuring as it was among entities under common control.

Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including a research and development agreement pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management is the legal representative of Spreadtrum Beijing, we have the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and we are the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception. In May 2008, Spreadtrum Shanghai injected RMB 5.0 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the variable interest entity, or VIE, analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

We have grown significantly since our inception. Our revenue increased sequentially from $12.9 million in 2004 to $38.3 million in 2005, $107.1 million in 2006, and $145.5 million in 2007, but subsequently decreased to $109.9 million in 2008 and $105.1 million in 2009. We derive substantially all of our revenue from the sale of baseband semiconductors and RF transceivers. Revenue from sales of our baseband semiconductors and RF transceivers has increased from $54.9 million in 2006 to $127.1 million in 2007. However, revenue from sales of our baseband semiconductors and RF transceivers has decreased to $102.4 million in 2008, but subsequently increased to $104.5 million in 2009. As a percentage of revenue, sales of baseband semiconductors and RF transceivers were 10.7%, 51.3%, 87.4%, 93.1% and 99.5% in 2005, 2006, 2007, 2008 and 2009, respectively. Turnkey solutions have been used to help promote and enable the rapid adoption of our baseband processor solutions. In 2006, these strategic objectives for turnkey solutions had been achieved. We phased out our handset board business in 2006 and our module business in 2008. Revenue from turnkey solutions as a percentage of revenue decreased from 12.6% in 2007 to 6.9% in 2008 and 0.5% in 2009 as we focused on our higher margin baseband semiconductors and RF transceivers. We expect that sales of our baseband semiconductors and RF transceivers in the future will offset any decrease in revenue from turnkey solutions.

We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million in 2006 and $21.1 million in 2007. However, we recorded a net loss of $78.7 million in 2008 and $19.3 million in 2009. For a discussion of our principal capital expenditures, please see “Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are a fabless semiconductor company that designs, develops and markets baseband processor, RF transceiver and turnkey solutions for the wireless communications and mobile television market. We combine our semiconductor design expertise in parallel with our software development capabilities to deliver highly-integrated baseband processors with rich multimedia functionality and power management. We have developed our solutions based on our proprietary as well as an open development platform, enabling our customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS and TD-SCDMA, an international 3G standard for wireless communications promoted by China. Our solutions also offer a wide array of multimedia capabilities such as TV-out, MP3 digital audio playback, touch screen, JAVA acceleration, digital camera support with up to 5 mega-pixels, Motion JPEG, MPEG4, AVS and H.264 digital video playback and 64-channel polyphonic ringtone playback.

As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Our single-chip CMOS multi-mode RF transceiver designs perform across multiple standards, covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA and HSDPA/HSUPA needs, while enabling low power consumption.

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

China’s evolution into 3G is expected to be in large part based on the TD-SCDMA standard. In January 2006, the Ministry of Information Industry approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The TD-SCDMA standard has been developed through the collaboration among China’s wireless network operators and a number of technology providers, including semiconductor, equipment and software companies, and has received tremendous support from the Chinese government. In January 2009, MIIT issued 3G licenses as follows: CDMA2000 license for China Telecom, WCDMA license for China Unicom and TD-SCDMA license for China Mobile. Since then, China Mobile has sought to deploy the TD-SCDMA network nationwide and promote TD-SCDMA in the market. In 2009, China Mobile provided an incentive fund of RMB 650.0 million and initiated a number of bidding invitations and procurements for TD-SCDMA terminals.

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

Products

We offer a broad range of integrated baseband processor solutions and RF transceivers for the wireless communications market. In addition, we offer turnkey solutions, which include our total reference design solutions that combine our baseband semiconductors, RF transceivers and reference designs. We also offer a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the IPTV, satellite, cable, and terrestrial digital television markets.

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

•   ARM7TDMI®

    core

•  GSM/GPRS

    standards (release

    V8.2.0 12/1999),

    Quad-band

•  GPRS Multi-Slot

    Class 10

•  Dual SIM

    support

•  Up to 2 mega-

    pixel digital     camera

•  Motion JPEG

    Record

•  MPEG4/H.263

    player

•  MP3/AAC and

    other format

    music players

•  USB1.1

•  SD card

•  Polyphonic

    ringtones

•  Built-in LCD

    Controller, up to

    WQVGA

    resolution

•  Integrated power

    management

•  Build in Touch

    Panel Controller

•  Build in

    Backlight driver

•  Support ATV/BT

		SC6600I	May 2007	• Mid-range multimedia handsets
		SC6600R	October 2007	• Mid-range high quality multimedia handsets
		SC6600H	December 2007	• Low-range high quality multimedia handsets
		SC6600L	June 2009

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series(1)
SC6800 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6800D	October 2006	• Mid-range to high-end multimedia handsets

•  ARM9EJ-S® core

•  GSM/GPRS standards

    (release V8.2.0 12/1999),

    Quad-band

•  GPRS Multi-Slot Class 10

•  Up to 5 mega-pixel digital

    camera

•  TV-out

•  MPEG4

•  MP3 and other format music

    players

•  2D Graphics

•  64-channel polyphonic

    ringtones

•  USB1.1

•  Built-in LCD Controller

•  Integrated power

    management

SC8800 Series of Baseband Semiconductor Solutions	3.5G standard of HSDPA, 3G standard of TD-SCDMA, 2.75G standard of EDGE and 2G/2.5G standards of GSM/GPRS	SC8800D	October 2005	• Value TD- SCDMA terminals	• GSM/GPRS Class12,TD- SCDMA Downlink 384kbps • ARM926EJ core. • 16K I-Cache,16K D-Cache • AMR-NB/Midi/ ADPCM/AAC • Integrated with SDIO I/F • Integrated touch panel driver

		SC8800S	September 2009	• Multimedia handsets

•  GSM/GPRS Class12,Edge

    class12 Quad-band;

    TD-SCDMA/

    HSDPA 1.6Mbps

    Dual-band

•  ARM926EJ core 16K

    I-Cache,16K D-Cache

•  AMR-NB/Midi/

    ADPCM/AAC/AAC+

•  MPEG4/H.263

    QVGA Decoding 25fps

•  2M YUV I/F, 5M

    JPEG I/F

•  Integrated with SDIO I/F

•  Integrated touch panel driver

CMMB Solutions	CMMB	SC6600V	May 2008	• Mobile TV	• CMMB demodulator • ARM7 core • MPEG audio layer1/2/3, AAC LC, AAC +(LP) • H.264 QVGA Decoding 30fps

(1)	Each of the key features of a particular product series may not be applicable to each of the models included in such product series.

A.	2G and 2.5G Baseband Semiconductors

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

The additional key features supported by the SC6600 series are a digital still camera with a resolution of up to 5 mega-pixels, a video camera, USB1.1 devices, Bluetooth connectivity and a SD card. The multimedia functionality of the SC6600 series includes digital audio playback that supports MP3 and other music formats such as AAC and AAC+, Motion JPEG and MPEG4 digital video playback and 64-channel polyphonic ringtone playback.

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

The SC6800 series of baseband semiconductors, which was first commercially released in October 2006, is designed for mid-range to high-end multimedia handsets and smart phones, which incorporate advanced multimedia functionality. In addition to standard baseband functionality and integrated power management, our SC6800 baseband semiconductors support a digital still camera, USB devices, Bluetooth connectivity and Java and integrate advanced multimedia functionality.

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

II. RF Transceivers

We offer three series of RF transceivers supporting 2G, 2.5G, 2.75G and 3G technologies. These RF transceivers feature, among other things, ultra low power consumption which is made possible by our integrated radio technology.

Our SR500 and SR1000 series of RF transceivers are single-chip radio transceivers for GSM/GPRS, and GSM/GPRS/EDGE, respectively. Our SR3200 is the most highly integrated single-chip radio transceiver for combined TD-SCDMA , HSDPA/HSUPA and GSM/GPRS/EDGE (HEDGE) applications.

III. Mobile Television Solutions

We offer mobile television solutions including AVS/MPEG-2 audio/video decoder and a CMMB-based mobile television demodulator. The SC6600V, released in May 2008, is a demodulator/decoder semiconductor for CMMB-based mobile television and is also a single chip solution that supports both AVS and H.264 video decoding standards.

IV. Turnkey Solutions

We provide turnkey solutions for our customers who want a more complete solution and to decrease the time to market for their products. Since 2008, our turnkey solutions primarily included our total reference design solutions that combine our baseband semiconductors, RF transceivers and reference designs.

Our Technologies

We have extensive experience in designing GSM, GPRS and TD-SCDMA baseband semiconductors with integrated multimedia functionality and have developed expertise in the following areas:

•

Semiconductor Hardware Design. Integrating analog and digital circuits in a single semiconductor is inherently difficult due to noise interference and other problems. We have expertise in designing complicated mixed-signal system-on-chip semiconductors using 0.18-micron, 0.16-micron, 0.152-micron, 90-nanometer, or 65-nanometer CMOS process technology. Our single-chip baseband semiconductors incorporate a number of functional blocks, such as an ARM-based RISC processor, an analog and digital signal processor and power management unit. This enables us to utilize compact packages that take up less board space in our customers’ handsets, facilitating design efforts and lowering the total cost for those customers.

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

Through our acquisition of Spreadtrum USA in January 2008 and internally developed expertise, we have RF technology in advanced CMOS for single-chip, multi-mode RF transceivers offering high performance with low power dissipation, a small footprint and a high level of integration for multiple markets. Our RF expertise has enabled us to generate chips covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA and HSDPA transmission standards. Combined with our baseband and software technology, we have unique technology expertise that ranges from the RF level to baseband and from physical layer software to protocol and applications.

We also have expertise in developing and marketing a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market. This expertise enabled the industry’s first single-chip demodulator/decoder semiconductor for CMMB-based mobile television that can work as either a stand-alone solution or in conjuncture with a host processor.

Customers

We currently sell our products directly to brand manufacturers, IDHs and ODMs, many of whom are primarily located in China, Hong Kong and Macau, and partially via our distributors. Our customers integrate our products into their wireless products. Brand manufacturers develop wireless handsets or desktop phones under their own brand name. IDHs design wireless handsets for brand manufacturers, and, in some cases, coordinate testing and assembly services of those wireless handsets for those brand manufacturers. ODMs provide end-to-end wireless handset design and system integration services to their customers.

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

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	2007	2008	2009
	(in thousands)
Revenue distribution:
Mainland China, excluding Hong Kong and Macau	$74,131,841	$62,064,315	$9,232,369
Hong Kong and Macau	70,771,156	37,492,230	89,175,527
Others	563,465	10,380,396	6,661,794

Total net revenue	$145,466,462	$109,936,941	$105,069,690

The following table summarizes information regarding the categories of activities from which we derived revenues for the periods indicated:

	Years ended December 31,
	2007	2008	2009
	(in thousands)
Revenue distribution:
Baseband semiconductors and radio frequency transceivers	$127,079,025	$102,373,987	$104,545,729
Turnkey solutions	18,387,437	7,562,954	523,961

Total net revenue	$145,466,462	$109,936,941	$105,069,690

In 2008, two customers each accounted for more than 10.0% of our revenue: 30.6% and 28.5%, respectively. In 2009, three customers each accounted for more than 10.0% of our revenue: 27.1%, 15.6% and 14.0%, respectively.

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

Sales and Marketing

We sell our products through our direct sales force in China, which consists of sales managers who are divided into teams to support major accounts in Northern China, Eastern China, Southern China and international sales. Our trained field applications engineers assist our customers in designing, testing and qualifying their products that incorporate our products. Our field applications engineers are deployed such that our customers have localized support. As of December 31, 2009, we employed 57 field application engineers. In addition, we work with a network of distributors to also promote and market our products.

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

We engage in marketing activities, such as advertising in industry publications, participating in promotional activities with our brand manufacturer customers, attending trade shows, conferences and exhibitions, holding technical seminars. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

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

We have outsourced all of our wafer production to foundries, most of which has been outsourced to TSMC, the world’s largest foundry and our primary foundry service provider since our inception. Our in-house engineering staff designs our products with standard cells from foundries or third-party library providers, and provides the designs to foundries for manufacturing. We periodically work with foundries to review pricing, capacity, cycle time and other terms, and we work closely with foundries in order to achieve high manufacturing yields during the wafer fabrication process, which is an important aspect of our cost-reduction efforts. However, we do not have a guaranteed level of production capacity with foundries. For further discussion of risks associated with TSMC, please see “Item 3.D – Risk Factors – Risks Related to Our Business—Our primary foundry and assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval” and “Item 3.D – Risk Factors – Risks Related to Our Business—We may experience lower than expected manufacturing yields or limitations in designing with new process technologies, which could adversely affect our business and operating results”.

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

Intellectual Property

We design substantially all of our baseband semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. As of April 30, 2010, we owned 65 patents and had 402 pending patent applications in China, we owned 33 patents and had 37 pending patent applications in the United States and we had 6 pending patent applications in Europe and 3 pending PCT patent applications. We also acquired co-ownership of 24 patents and 4 pending patent applications in China. Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA, HSDPA, HSUPA, WCDMA and GSM/GPRS technologies, and RF transceivers.

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

Our semiconductors are integrated into wireless handsets that operate within mobile operators’ networks. Before a wireless handset vendor can release a wireless handset into production, it must subject the wireless handset to rigorous field testing and obtain a certification that the wireless handset meets certain quality and interoperability standards. For example, GSM wireless handsets must obtain FTA certification. Accordingly, our semiconductors undergo rigorous field testing in mobile operators’ networks and certification prior to being designed into a wireless handset. We have field tested our semiconductors in operating wireless handsets within mobile operators’ networks pursuant to comprehensive test cases that we have developed. We also subject our semiconductors to a battery of tests, including protocol stacks and interoperability testing, in order to obtain certification. We have obtained PTCRB FTA certification for our 2.5G baseband chipset and GCF FTA certification and PRC type approval, also known as Network Access Licenses issued by MIIT for our 3G baseband semiconductors. In addition to the tests mentioned above, our 3G baseband semiconductor products are subject to testing by China Test Association and a specialized test by China Mobile before they can be sold in China.

Competition

The baseband semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We currently sell a substantial portion of our products to brand manufacturers, IDHs and ODMs, directly or via distributors, and we primarily compete in China with baseband processor solutions providers, such as Infineon, MediaTek and ST Ericsson. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom.

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

We conduct our integrated circuit design in China through Spreadtrum Shanghai, which was accredited as an ICDE by the Shanghai Information Office in 2001 and has passed the annual review of such accreditation for 2006, 2007, 2008, and 2009, and therefore, is eligible for preferential tax treatment under PRC laws relating to ICDEs as briefly described below.

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

Exemption of Customs Duties. Under the IC Policies, an ICDE does not need to pay customs duty on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment. The exemptions from customs duty do not apply to equipment, technology and parts that are listed on the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions. Spreadtrum Shanghai has in the past applied for and successfully obtained exemptions from customs duty and will continue to apply for such exemptions in accordance with relevant regulations in the future.

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

Corporate Income Tax. As a software enterprise, an accredited ICDE is entitled to take advantage of the preferential policies for corporate income tax. From the year in which an ICDE first has positive accumulated earnings, the ICDE is exempted from corporate income tax for two years and is entitled to a 50% reduction in the corporate income tax for the succeeding three years. Spreadtrum Shanghai has been accredited as an ICDE and is entitled to such tax preferential treatment.

On March 16, 2007, the National People’s Congress approved and promulgated the CIT Law, which took effect beginning January 1, 2008. Under the CIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The CIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the CIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, tax rate of such companies may gradually transit to the uniform tax rate within such transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the CIT Law, i.e., 2008. While the CIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies.

For the potential effects of the CIT Law on our preferential tax treatment, see “Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants or changes in tax laws could have a material adverse effect on our results of operations.”

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights in semiconductors:

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, of which China became a member state on March 19, 1985;

•	the Patent Cooperation Treaty of the World Intellectual Property Organization, of which China became a member state on January 1, 1994;

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of ICs, of which China was among the first signatory states in 1990;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•

the Patent Law of the People’s Republic of China, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective as of April 1, 1985, as amended, and the Implementing Regulations issued by the State Council on June 15, 2001, effective as of July 1, 2001, as amended;

•

the Trademark Law of the People’s Republic of China, adopted at the twenty-fourth meeting of the Standing Committee of Fifth National People’s Congress on August 23, 1982 and effective as of March 1, 1983, as amended, , and its Implementing Measures issued by the State Council on August 3, 2002, effective as of September 15, 2002;

•

the Copyright Law of the People’s Republic of China, adopted at the fifteenth meeting of the Standing Committee of the Seventh National People’s Congress on September 7, 1990, effective as of June 1, 1991, as amended, and its Implementing Measures issued by the State Council on August 2, 2002, effective as of September 15, 2002;

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

We have adopted a combination of patent, trademarks, copyright, employee and third-party nondisclosure agreements to protect our intellectual property in China. As of April 30, 2010, we owned 65 patents and had 402 pending patent applications in China. We acquired co-ownership of 24 patents and 4 pending patent applications in China.

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

Spreadtrum Shanghai, Spreadtrum Technology and Spreadtrum Beijing are required to handle their respective foreign exchange matters in accordance with the applicable regulations.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	PRC Corporate Income Tax Law (2007); and

•	Implementation Rules of the PRC Corporate Income Tax Law (2007).

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. Remitting dividends by a wholly foreign-owned enterprise out of China shall be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to maintain one statutory reserve, or PRC statutory reserve: a general reserve fund. Our PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The PRC statutory reserve is not distributable as cash dividends.

Dividend distribution of Spreadtrum Shanghai and Spreadtrum Technology is subject to the requirements as discussed above.

SAFE Regulations on Mergers and Acquisitions, Offshore Investments and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 21, 2005, SAFE issued a public notice which became effective on November 1, 2005. This notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

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

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, foreign-invested enterprises are subject to land use tax, levied on a yearly basis. Such regulations authorize provincial governments to enact local implementing rules. On November 12, 2007, the Shanghai government issued the Shanghai Rural Land Use Tax Implementation Rules, or the Shanghai Implementation Rules, which took effect since the tax year of 2007. According to the Shanghai Implementation Rules, the land use tax levied for the rural area of Shanghai is divided into six tiers, i.e., from RMB 1.5 per square meter per year to RMB 30.0 per square meter per year.

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

PRC Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. The regulations include specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.

C.	Organizational Structure

We are a holding company incorporated in the Cayman Islands. The chart below sets forth our significant subsidiaries including their jurisdictions and dates of incorporation or establishment, our ownership interest in each subsidiary or affiliate, and their principal activities:

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Spreadtrum Communications (Shanghai) Co., Ltd.	PRC July 18, 2001	100% (indirect)	Research and development, marketing, finance and administrative activities

Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.(1)	PRC March 30, 2005	37.9% (indirect)	Research and development and administrative activities

Spreadtrum Communications Technology (Shanghai) Co., Ltd.	PRC November 16, 2005	100% (indirect)	Administrative and sales activities

Spreadtrum Hong Kong Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Spreadtrum International Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Tianjin Spreadtrum Communications Co., Ltd.(2)	PRC December 10, 2007	100% (indirect)	Research and development, marketing, finance and administrative activities

Spreadtrum Communications USA Inc., formerly Quorum Systems, Inc.	Delaware, USA March 4, 2003; became a subsidiary of the Company on January 15, 2008	100% (direct)	Research and development, sales and administrative activities

Shanghai Han & Qin Investment Co. Ltd.	PRC September 5, 2008	100% (indirect)	Investment activities

Han & Qin International (BVI) Limited	British Virgin Islands September 24, 2008	100% (direct)	Investment activities

Quorum Technology (H.K.) Limited	Hong Kong December 12, 2008	100% (direct)	Investment activities

SPRD LLC (successor to Spreadtrum Communications Corp.)	Delaware December 22, 2008	100% (indirect)	Administrative activities

(1)	Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into a research and development agreement with Spreadtrum Beijing pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management is the legal representative of Spreadtrum Beijing, we have the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and we are the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected RMB 5.0 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

(2)	Tianjin Spreadtrum was dissolved in September, 2009.

D.	Property, Plants and Equipment

Our principal offices are located on premises comprising approximately 12,814 square meters in Shanghai, China. On December 26, 2006, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, entered into a contract to purchase the office building where our principal offices are located. We have obtained the related ownership certificate for the office building where our principal offices are located. We own 47 residential units next to our principal offices. We also have leased offices in Beijing and Shenzhen, China, Suwon, Republic of Korea, and San Diego, California, United States of America.

On January 31, 2007, Spreadtrum Shanghai entered into a contract to purchase the land use rights to a parcel of undeveloped land adjacent to our principal offices that comprises approximately 23,000 square meters. We paid in full the aggregate purchase price of RMB 46.5 million (approximately $6.8 million) for such land use rights. We originally intended to use the land and any buildings developed on such land for our operations, including research and development activities. In the fourth quarter of 2009, we established Shanghai Zhanxiang Electronics Technology Co., Ltd., or Zhanxiang, a joint venture in which we own 24% of the equity interest. Zhanxiang was established for the purpose of developing the land and has entered into a land use rights acquisition contract with the seller with respect to the land (See note 8 to the Consolidated Financial Statements for details). In December 2009, we entered into an agreement with the seller pursuant to which we received a refund for our deposit under the contract to purchase the land use rights. We financed Zhanxiang with substantially all of the refunded deposit (See note 8 and 10 to the Consolidated Financial Statements for details).

We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
Spreadtrum Center, Building 1 Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Own	12,814	Administration; research and development; sales.

Room 516, Building A Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	879	Administration; research and development; sales; government relations.

Room 1201, Building B Innovation Plaza Tsinghua Science Park Haidian District, Beijing 100084 China	Lease	640	Administration; research and development; sales; government relations.

101, 1F, Beida Jade Bird Building, South Area Hi- Tech Industrial Park, Shenzhen 518057, China	Lease	450	Research and development; customer support.

7th Floor, IBIS building, 1132-12, Ingye-dong Paldal-gu, Suwon, Korea (ZIP: 442-835)	Lease	99.6	Liaison office.

2901 Tasman Drive, Suite 206 Santa Clara, California 95054 United States of America	Lease	436	Lease terminated on August 3, 2009

5960 Cornerstone Court, Suite 200 San Diego, California 92121 United States of America	Lease	1301	Administration; research and development.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Annual Report on Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this Annual Report on Form 20-F.

A.	Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets baseband and radio frequency processor solutions for the wireless communications market. Our baseband processor solutions include several series of baseband semiconductors to meet the demands of various market segments. Our SC6600 and SC6800 series of baseband semiconductors are designed for wireless handsets and other devices that support GSM/GPRS. Our SC8800 series of baseband semiconductors are designed for wireless handsets that support TD-SCDMA/GSM/GPRS. As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Our single-chip CMOS multi-mode RF transceivers are designed to perform across multiple standards, covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA, and HSDPA/HSUPA needs. Our SR500 and SR1000 series of RF transceivers are designed for wireless handsets and other devices to support GMS/GPRS. Our SR3000 and SR3200 series of RF transceivers are designed to support GSM/GPRS, EDGE, WCDMA, and TD-SCDMA. Until the end of 2006, our turnkey solutions primarily included our SM5100 series modules and SP7000 series handset boards, which are devices that combine our baseband semiconductors and other third-party wireless handset components such as transceivers and memory chips, and bundled solutions, which are reference designs we develop based on our customers’ specifications that integrate critical components, such as our baseband semiconductors, software and third-party components. In 2007, our turnkey solutions primarily included our SM5100 series modules and bundled solutions. In 2008, our turnkey solutions primarily included our total reference design solutions that combine our baseband semiconductors, RF transceivers and reference designs. In addition, we design, develop and market a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market, as well as AVS audio/video decoder processor solutions for the IPTV, satellite, cable, and terrestrial digital television markets.

Revenue

Since we began to ship our baseband semiconductors in volume in the third quarter of 2005, revenue from our baseband semiconductors has increased substantially, both in absolute dollar terms and as a percentage of total revenue. Our shipments of baseband semiconductors increased 195.5% in 2007 from 2006 and decreased 18.8% in 2008. In 2009, our shipments of baseband semiconductors increased 10.9% from the prior year. As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Revenue from our RF transceivers has increased significantly, both in absolute dollar terms and as a percentage of total revenue. Our shipments of RF transceivers increased more than four times in 2009 from 2008. Our turnkey solutions revenue historically has included revenue from sales of our SP7000 series handset boards, our SM5100 series modules and bundled solutions that include third-party components, software and engineering services as well as royalties. We phased out our SP7000 series handset board business by the end of 2006 and our SM5100 series modules in 2008. We do not intend to offer handset boards and modules after their phase-out, but will continue to offer our total reference design solutions to meet our customers’ demands as we deem necessary. Our bundled solutions accounted for 3.0% of our total revenue in 2007, 5.1% of our total revenue in 2008 and 0.5% of our total revenue in 2009.

Cost of Revenue

Our cost of revenue primarily consists of costs associated with the outsourcing of the manufacturing of our products, including the fabrication, assembly and testing of our semiconductors, the production of our turnkey solutions, the in-bound shipment of our products, the salary and other related compensation costs attributable to operations and procurement, personnel, warranties, royalty payments and the procurement of third-party components and other materials that are bundled into our products. Our relationships with third-party foundry and assembly and testing companies do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs related to wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market and available capacity. Our cost of revenue also includes share-based compensation expense and inventory write-down.

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general and administrative expenses, each of which includes share-based compensation expenses. Our operating expenses also include in-process research and development, or IPR&D, expense acquired in connection with our acquisition of Spreadtrum USA, impairment loss of goodwill and long-lived assets, provision for loss commitment.

Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, expenses associated with prototype masks, lease payments associated with space allocated to research and development personnel, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and share-based compensation expense. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were RMB 4.3 million (approximately $587,000), RMB 25.3 million (approximately $3.7 million) and RMB 35.3 million (approximately $5.2 million) in 2007, 2008 and 2009, respectively. For the years ended December 31, 2007, 2008 and 2009, $0.9 million, $2.2 million and $1.5 million were recorded as offsets to research and development expenses incurred, respectively. As of December 31, 2009, we had total unearned subsidies of $2.6 million since the requirements for those specific research and development projects had not been fulfilled. We expect to meet all these requirements in later periods before the deadlines set by the government. There can be no assurances that we will receive any subsidies in the future. We expect that our total research and development expenses will increase as we continue to develop new baseband or other semiconductors.

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

Impairment Loss of Goodwill and Long-lived Assets. Pursuant to our accounting policy, we evaluate our goodwill and long-lived assets for impairment each year. We determine the fair value of goodwill and long-lived assets using the income approach.

In 2008, we recorded $32.3 million impairment loss on goodwill based on the decline of implied fair value of goodwill. The decline was primarily caused by our lower projected future cash flows compared to the forecasts at the time we completed our acquisition of Spreadtrum USA. As of December 31, 2009, the implied fair value of goodwill was higher than the carrying value of goodwill due to the profit growth and the improvement of economic environment. As a result, there was no impairment charge on goodwill recognized in 2009.

We recorded a $17.4 million impairment loss on intangible assets in 2008 to write-down the book value of these assets to their fair values. The impairment of 2008 mainly consisted of the impairment on intangible assets acquired from Spreadtrum USA. We conducted our evaluation based on a weighted average of multiple discounted cash flow scenarios. The impairment of 2008 was primarily driven by our updated long-term financial forecast, which indicated lower estimated future cash flows compared to the estimates at the time we completed our acquisition of Spreadtrum USA due to the downturn in the economy. When the market began to improve in the second half of 2009, we updated our impairment assessment and believe no further impairment for intangible assets is necessary.

We also recorded $3.0 million provision for loss commitment and $0.5 million impairment charge on other long-term assets in connection with an agreement with a third party vendor for acquiring certain technology in 2008. In 2009, we capitalized such technology upon the receipt of the intangible asset and recorded cost of $4.8 million, after netting off the prior year’s provisions of $3.5 million for this intangible asset.

We recorded an impairment loss of $56,045 in 2008 for obsolete property and equipment, and property and equipment to be disposed. There was no such impairment charge recognized in 2009.

IPR&D expense acquired per Spreadtrum USA Acquisition. IPR&D expense incurred in connection with our acquisition of Spreadtrum USA in 2008 was $6.6 million. This IPR&D expense was recorded at its estimated fair value on the acquisition date which was determined by management based on a number of factors including a valuation report provided by a third party valuation firm. The valuation report utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. We have incorporated certain assumptions which include projected cash flows and replacement costs. See note 3 of the Notes to the Consolidated Financial Statements for the details. There was no such IPR&D expense recorded in 2009.

Provision for Loss Commitment. In January, 2008, we signed an agreement with a third party vendor to acquire certain technology. In the agreement we committed to pay $10.0 million over the next seven years including licensing fees and guaranteed royalty payments even if no products were sold using the acquired technology. Due to deteriorating global economic conditions, the related mobile phone market did not materialize as projected by us when the agreement was signed. We evaluated the commitment for impairment at the end of 2008. We determined the fair value of the project and related intangible asset using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the semiconductor industry. As a result of the analysis, we recorded a $3.5 million write-off in the fourth quarter of 2008, of which $3.0 million was accrued as provision for loss commitment and $0.5 million was charged against the other long-term assets as of December 31, 2008. In 2009, we received the related technology and recorded intangible asset of $4.8 million, its estimated fair value, which is net off this provision.

In 2009, we recorded $52,449 provision for loss commitment related to open purchase orders for its old version of baseband semiconductors.

Share-based Compensation Expense. In accordance with the provisions of Accounting Standards Codification 718 Compensation—Stock Compensation, or ASC 718, we record share-based compensation expense for options issued to employees based on the fair value of the options as estimated on the date of grant using the Black-Scholes-Merton option pricing model. For our employees, we amortize share-based compensation expense over the corresponding vesting periods, which are generally four years. We account for restricted share units (RSUs) in accordance with ASC 718, and record the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period.

We recorded share-based compensation expense of $5.8 million, $8.3 million and $9.7 million in 2007, 2008 and 2009, respectively. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue. As of December 31, 2009, we had $13.9 million of unamortized deferred share-based compensation expense.

Taxation

Cayman Islands Tax

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC Tax

Corporate Income Tax. On January 1, 2008, the CIT Law in China took effect. The CIT Law applies a uniform 25% corporate income tax rate to both foreign invested companies and domestic companies. Under the prior tax regime, foreign-invested companies were generally subject to a 30% state tax rate plus a 3% local tax rate for a total tax rate of 33%. The CIT Law provides a five-year transition period from its effective date for those companies which were established before the promulgation date of the CIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Under the CIT Law, preferential income tax rate of 15% will continue to be granted to companies that qualify as “new and high technology companies strongly supported by the state”. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives, or Circular 39. Based on Circular 39, certain specifically listed categories of companies which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlap with preferential policies provided by the CIT Law, a company may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Also the policy cannot be changed once determined.

Before 2008, Foreign-invested Integrated Circuit, or IC, design companies were entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified Foreign-invested IC design company, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as a “new and high technology companies strongly supported by the state” from the relevant tax authorities in December 2008. Since the CIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate will increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22%, and 24% respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15% preferential tax rate after the transition period expires after 2012 if it continually qualifies as “new and high technology companies strongly supported by the state”.

Before 2008, as a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Spreadtrum Beijing was subject to PRC income tax at a preferential tax rate of 15%, and was entitled to an income tax exemption from 2005 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2010 based on the approval obtained from the tax authority. Pursuant to the CIT Law, Spreadtrum Beijing was subject to 25% tax rate starting from 2008 since it did not qualify as “new and high technology companies strongly supported by the state”. It has entered its first year of accumulated profit making and started to pay income tax in 2009.

Shanghai Technology was established in Shanghai Waigaoqiao Free Trade Zone and was subject to PRC income tax at a preferential rate of 15% in 2007. It has entered its first year of accumulated profit making and started to pay income tax in 2007. Because Shanghai Technology is located in Shanghai Pudong New District, it was subject to a transitional income tax rate of 18% in 2008, 20% in 2009 and will be subject to graduated increase of income tax rate to 25% by 2012.

Value-added Tax. Value-added tax is imposed on sales or imports of goods and on the provision of processing, repair or replacement labor services. A 17% value-added tax applies to integrated circuit products sold to PRC domestic customers.

Business Tax. Revenue generated from services provided by Spreadtrum Shanghai, Spreadtrum Technology and Spreadtrum Beijing, including from technical, consulting and other services and royalties, are subject to a 5% PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to government approval. We have been successful in obtaining refunds for services revenue in the past.

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

United States Tax

Spreadtrum USA is subject to federal and state income taxes of 34% and 8.84%, respectively. The state income tax paid is generally deductible for federal income tax purposes and the combined federal and state income tax rate is approximately 39.8%.

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

In May 2008, Spreadtrum Shanghai injected RMB 5.0 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

Revenue is generated from the sale of products, including baseband semiconductors and RF transceivers, and the rendering of engineering services, including design services according to customer’s specification, prototype products, testing services, training and support services.

We recognize revenue from sales of products, including primarily baseband semiconductors and RF transceivers, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, we (i) enter into a master agreement with our customers, which specifies general terms and conditions, and (ii) obtain purchase orders, which specify the key terms of individual orders, such as quantity and price. Most of our arrangements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Accordingly, we record revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location. Certain contracts have specified acceptance provisions and for such contracts we defer the revenue recognition until the acceptance is obtained. Any payments received prior to revenue recognition are recorded as advances from customers. Certain other contracts include rebate consideration in the form of “free” products and we recognize the cost associated with the “free” products as cost of sales when revenue is recognized.

We recognize revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

Warranty

In general, we offer a one-year warranty on all of our products. We accrue the estimated cost of product warranty at the time revenue is recognized, and adjust the warranty accrual periodically based on historical experience and expected warranty claims. Although we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers, the warranty obligation is affected by actual warranty costs, including but not limited to usage of material and labor and service delivery costs incurred in connection with a product failure.

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

Income Taxes

As required by ASC 740 “Accounting for Income Taxes”, we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

We adopted the provisions of ASC 740-10-25 effective January 1, 2007. Based on the analysis performed, we have made our assessment of the relevant level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and have measured the unrecognized tax benefits associated with the tax positions. The adoption of ASC 740-10-25 did not have any material impact on our financial position or results of operations.

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with ASC 350 “Goodwill and Other Intangible Assets”. Goodwill and intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually (or more frequently if impairment indicators arise). We conduct our annual impairment testing on December 31 to determine if we will be able to recover all or a portion of the carrying value of goodwill and intangible assets with indefinite lives.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. Consistent with the requirements of ASC 350-20-35, the fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. There was no impairment loss on goodwill recognized in 2009.

We complete a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We perform an annual goodwill impairment test on December 31 or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount, and determines whether there is goodwill impairment.

We will continue to closely monitor the 2010 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

Prior to performing the goodwill impairment testing process for a reporting unit under U.S. GAAP, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for impairment under guidance of “Accounting for the Impairment or Disposal of Long-Lived Assets,”. Assets governed by U.S. GAAP require a recoverability test for impairment whereby the gross undiscounted cash flows are determined specific to the asset. For non-goodwill related intangible assets with indefinite lives, a fair value determination is made. If the carrying value of the asset exceeds the fair value, then impairment occurs. Any impairment on these assets is recorded first to provide the appropriate carrying value for the goodwill impairment calculation.

These impairment tests also involve the use of accounting estimates and assumptions management believed to be reasonable, the results of which form the basis for our conclusions. Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

Impairment of Long-lived Assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long-lived assets involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

There was no impairment charge recognized for the year ended December 31, 2009. In 2010, if actual future demand or market conditions are less favorable than those projected by our management, additional impairments on long-lived assets and write-downs may be required.

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

As of December 31, 2009, due to the increasing changes in industry standards, technology and end-user preferences experienced in the wireless communications market, inventories became obsolete in a shorter period of time and was written-down by $14.5 million, of which $5.5 million was included in cost of revenue in 2009. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

In addition, we analyze our firm purchase commitments at each period end. Provision is made in the current period when the anticipated inventory cost from future execution of purchase order exceeds the market value. In 2009, we recorded $0.05 million provision for loss commitment related to open purchase orders.

Allowance for Doubtful Accounts, Prepayment and Loan Receivables

We maintain allowances for doubtful accounts, prepayment and loan receivables primarily based on the age of receivables or prepayments and factors surrounding the credit risk of specific customers or suppliers. If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to record additional allowances.

We make most of the prepayments without receiving collateral for such payments. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

Fair Value Measurements

On January 1, 2008, we adopted ASC 820, Fair Value Measurements and Disclosures, for financial assets and liabilities and non-financial assets and liabilities measured or disclosed at fair value on a recovering basis. On January 1, 2009, we also adopted the statement for all non-financial assets and non-financial liabilities. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices (unadjusted) in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Equity Investments

We review our equity investments for impairment based on our determination of whether the decline in market value of the investment below our carrying value is other than temporary. In making this determination, we considered ASC 320 “The Equity Method of Accounting for Investments in Common Stock” and related interpretations, which set forth factors to be evaluated in determining whether a loss in value should be recognized, including our ability to hold our investment, the market price and market price fluctuations of the investment’s publicly traded shares and ability of the investee to sustain an earnings capacity, which would justify the carrying amount of the investment.

Acquisitions

For acquisition made before December 31, 2008, the acquired assets and liabilities are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. Acquisition of Spreadtrum USA was accounted for using such method.

On January 1, 2009, we adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”. Following the adoption, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to former owners of the acquiree, and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.

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

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands)
Selected Consolidated Statement of Operations Data:
Revenue	$145,466	$109,937	$105,070
Cost of revenue(1)	79,969	68,033	66,876

Gross profit	65,497	41,904	38,194

Operating expenses:(1)
Research and development	32,297	42,877	37,039
Selling, general and administrative	16,282	21,998	20,539
In-process research and development expense acquired per Spreadtrum USA acquisition	—	6,612	—
Impairment loss of goodwill	—	32,345	—
Impairment loss of long-lived assets	—	17,984	—
Provision for loss commitment	—	3,013	—

Total operating expenses	48,579	124,829	57,578
Income (loss) from operations	16,918	(82,925)	(19,384)
Other income, net	5,166	4,448	1,092
Income tax expense	1,017	201	1,024

Net income (loss)	$21,067	$(78,678)	$(19,316)

Note: (1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands)
Cost of revenue	$202	$405	$278
Research and development	2,137	3,933	2,871
Selling, general and administrative	3,419	4,010	6,550

The following table sets forth a summary of our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands)
Revenue	100.0%	100.0%	100.0%
Cost of revenue(1)	55.0%	61.9%	63.6%
Gross profit	45.0%	38.1%	36.4%
Operating expenses:(1)
Research and development	22.2%	39.0%	35.3%
Selling, general and administrative	11.2%	20.0%	19.5%
In-process research and development expense acquired per Spreadtrum USA acquisition	—	6.0%	—
Impairment loss of goodwill	—	29.4%	—
Impairment loss of long-lived assets	—	16.4%	—
Provision for loss commitment	—	2.7%	—
Total operating expenses	33.4%	113.5%	54.8%

Income (loss) from operations	11.6%	(75.4)%	(18.4)%
Other income, net	3.6%	4.0%	1.0%
Income taxes expense	0.7%	0.2%	1.0%

Net income (loss)	14.5%	(71.6)%	(18.4)%

Note: (1) Share-based compensation is included in cost of revenue and operating expenses.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue. Our revenue decreased by 4.4% to $105.1 million in 2009 from $109.9 million in 2008. Revenue from baseband semiconductors decreased by 20.6% to $77.0 million in 2009 compared to $97.0 million in 2008. Although unit shipments of baseband semiconductors increased 10.9% in 2009 due to improved quality of our products and customer service, the average selling price of baseband semiconductors decreased 28% from 2008 in connection with the downward pricing trend in the wireless communications market resulting in the decrease in revenue in 2009 of $20 million. Revenue from RF transceivers increased more than four times to $27.5 million in 2009 compared to $5.3 million in 2008. The sequential increase in unit shipments of RF transceivers was primarily the result of bundle sales of RF transceivers and baseband product shipments in 2009.

Cost of Revenue. Our cost of revenue decreased by 1.6% to $66.9 million in 2009 from $68.0 million in 2008. The decrease was primarily due to lower inventory write-downs in 2009, partially offset by an increase in the cost due to more sales rebates in 2009. The amount of inventory write-down was $5.5 million, a decline of $3.6 million from $9.1 million in 2008.

Gross Profit. Our gross profit decreased by 8.9% to $38.2 million in 2009 from $41.9 million in 2008, and our gross margin decreased to 36.4% in 2009 as compared to 38.1% in 2008. The decline in our gross margin was mainly due to the lower average selling price of baseband semiconductors. Although revenue from sales of our RF transceivers increased substantially during this period, revenue from sales of RF transceivers accounted for a small portion of our total revenue in 2009, so the impact of such sales to gross profit is immaterial compared to the impact of sales of our baseband semiconductors.

Operating Expenses. Our operating expenses decreased by 53.8% to $57.6 million in 2009 from $124.8 million in 2008. This significant decline was primarily attributable to the fact that certain expenses were incurred in 2008 but not in the year 2009, mainly a $32.3 million impairment loss of goodwill (See note 9 to the Consolidated Financial Statements for details), a $3.0 million provision for loss commitment (See note 13 to the Consolidated Financial Statements for details), a $1.6 million provision for bad debt related to other receivables and a $1.2 million provision for bad debt in accounts receivable from customers, a $18.0 million impairment loss of long-lived assets (See note 5 and note 7 to the Consolidated Financial Statements for details) and a $6.6 million IPR&D expense as a result of the Spreadtrum USA acquisition (See note 3 to the Consolidated Financial Statements for details). A decrease of $2.0 million in employee compensation expenses also contributed to the decline.

Research and Development. Our research and development expenses decreased by 13.8% to $37.0 million in 2009 from $42.9 million in 2008. This decrease was primarily due to decreases of $2.2 million in amortization of acquired intangible assets, $1.7 million in salary and other employee compensation expenses related to research and development and $1.1 million share-based compensation expenses attributable to research and development.

Selling, General and Administrative. Our selling, general and administrative expenses decreased by 6.8% to $20.5 million in 2009 from $22.0 million in 2008. This decrease was primarily due to decreases of $2.8 million in bad debt expenses and $0.3 million in salary and other employee compensation expenses related to selling, general and administrative, partially offset by an increase of $1.0 million in share-based compensation expenses attributable to selling, general and administrative.

Impairment Loss of Goodwill and Long-lived Assets. We recognized impairment loss of $32.3 million (See note 9 to the Consolidated Financial Statements for details), $17.4 million (See note 7 to the Consolidated Financial Statements for details), $0.06 million (See note 5 to the Consolidated Financial Statements for details) and $0.5 million (See note 7 to the Consolidated Financial Statements for details) on goodwill, acquired intangible assets, property and equipment and other long-term assets, respectively, in 2008. There were no impairment charges recognized for the year ended December 31, 2009.

IPR&D expense acquired in connection with the Spreadtrum USA Acquisition. We recorded $6.6 million in-process research and development expense acquired in connection with the acquisition of Spreadtrum USA in 2008. There was no such expense recorded in 2009.

Provision for Loss Commitment. We recorded $52,449 provision for loss commitment related to open purchase orders for our old version of baseband semiconductors in 2009 and $3.0 million provision for loss commitment in 2008 which was related to an unconditional purchase obligation.

Loss From Operations. As a result of the factors mentioned above, we recorded loss from operations of $19.4 million in 2009, as compared to loss from operations of $82.9 million in 2008.

Other Income, net. We recorded other income of $1.1 million in 2009 as compared to other income of $4.4 million in 2008. The decrease was primarily due to a decline in foreign exchange gain.

Income Tax Expense. We recorded income tax expense of $1.0 million in 2009 as compared to an income tax expense of $0.2 million in 2008. The increase mainly resulted from an increase in withholding income tax expense on royalty payments received by Spreadtrum Communications, Inc. from Spreadtrum USA in connection with a license of certain intellectual property related to RF transceivers owned by Spreadtrum Communications, Inc. The change in effective tax rate from -0.3% in 2008 to -5.6% in 2009 is mainly due to impairment losses of goodwill and intangible assets in 2008, which are not tax deductible, and utilization of certain deferred tax assets in 2009 where valuation allowance were made in prior years.

Net Loss. As a result of factors mentioned above, we reported net loss of $19.3 million in 2009 as compared to a net loss of $78.7 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue. Our revenue decreased by 24.4% to $109.9 million in 2008 from $145.5 million in 2007. Revenue from baseband semiconductors decreased by 23.6% in 2008 compared to the revenue in 2007. Unit shipments of baseband semiconductors decreased 18.8% in 2008 from 2007 as a result of the downturn in the economy. The average selling price of baseband semiconductors decreased 5.9% from 2007, mainly due to the downward pricing trend in the wireless communications market. Revenue from turnkey solutions decreased by 58.7% from $18.4 million to $7.6 million as a result of our prior plan to phase out our SP7000 series handset boards by the end of 2006 and to gradually phase out our SM5100 series modules in 2008. In addition, our overall revenue declined due to the loss of several customers as a result of our lower product quality.

Cost of Revenue. Our cost of revenue decreased by 15.0% to $68.0 million in 2008 from $80.0 million in 2007. This decrease was primarily due to the decline in unit sales of our SM5100 series modules which have higher unit cost compared with baseband semiconductors and partially offset by an increase in the shipment units of our RF transceivers which have lower unit costs compared with baseband semiconductors. Inventory write-downs of $9.1 million and $1.8 million were included in the cost of revenue for 2008 and 2007, respectively. Due to the increasing changes in industry standards, technology and end-user preferences experienced in the wireless communications market and slow sales in 2008, inventories became obsolete in a shorter period of time and, therefore, our inventory write-downs in 2008 were $7.3 million higher than 2007. Due to the inherent nature of the changing wireless communications market, we expect to record write-downs in the future as part of our normal course of business.

Gross Profit. Our gross profit decreased by 36.0% to $41.9 million in 2008 from $65.5 million in 2007, and our gross margin decreased to 38.1% in 2008 as compared to 45.0% in 2007. This decline in our gross margin was mainly the result of $7.3 million inventory write-downs recorded in 2008. Our turnkey solutions also have lower margins due to the cost of third-party components and outsourced manufacturing that we incur and that we pass on to our customers at-cost or with a slight mark-up. There was very limited gross profit contribution from Spreadtrum USA in 2008.

Operating Expenses. Our operating expenses increased by 156.8% to $124.8 million in 2008 from $48.6 million in 2007. This increase was primarily due to $32.3 million impairment loss in goodwill (See note 9 to the Consolidated Financial Statements for details) and $6.6 million IPR&D expensed in connection with our acquisition of Spreadtrum USA(See note 3 to the Consolidated Financial Statements for details), $18.0 million impairment loss of long-lived assets (See note 5 and note 7 to the Consolidated Financial Statements for details) and $3.0 million provision for loss commitment (See note 9 to the Consolidated Financial Statements for details), $1.6 million provision for bad debt related to other receivables and $1.2 million provision for bad debt in accounts receivable from customers, which were recorded in 2008 but not in 2007. Increases of $6.9 million tape-out expense and $4.9 million salary and wages also contributed to the increase.

Research and Development. Our research and development expenses increased by 32.8% to $42.9 million in 2008 from $32.3 million in 2007. This increase was primarily due to an increase of $2.9 million in intangible assets amortization, from $3.4 million in 2007 to $6.3 million in 2008. Salary and other employee compensation costs related to research and development increased to $23.8 million in 2008 from $19.4 million in 2007, representing a 22.6% increase, mostly due to an increase of 14% in our average headcount attributable to research and development in 2008 compared to 2007. The majority of these increases were related to the Spreadtrum USA acquisition and the integration of its engineering department. The research and development expenses for Spreadtrum USA were $7.8 million in 2008. Share-based compensation expenses attributable to research and development increased $1.8 million in 2008 compared to 2007 and depreciation of fixed assets attributable to research and development increased $0.9 million in 2008 compared to 2007.

Selling, General and Administrative. Our selling, general and administrative expenses increased by 35.0% to $22.0 million in 2008 from $16.3 million in 2007. This increase primarily included $1.0 million selling, general and administrative expenses as a result of integrating 5 employees from our acquisition of Spreadtrum USA and $2.8 million bad debt expenses recorded in 2008 but not in 2007. Our share-based compensation expense attributable to selling, general and administrative also increased to $4.0 million in 2008 from $3.4 million in 2007, representing a 17.6% increase.

Impairment Loss of Goodwill and Long-lived Assets. In connection with rapidly declining market share and demand for our products, we evaluated our intangible assets for impairment in 2008. The impairment charge was determined by comparing the carrying value of intangible assets as of December 31, 2008 with the fair value of the intangible assets. We determined the fair value of our intangible assets using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of our industry. Estimates of projected revenues, expenses, capital spending, and other costs are prepared by management. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination. We recorded a $17.4 million impairment loss on intangible assets during 2008. There was no impairment charge recorded in 2007.

We recorded $32.3 million impairment loss on goodwill in 2008, mainly due to the decline of implied fair value of goodwill. The impairment charge in 2008 was primarily driven by our updated long-term financial forecast which indicated a lower estimated future cash flow as compared to the estimates at the time of our acquisition of Spreadtrum USA. There was no impairment charge recorded in 2007.

We recorded $56,045 impairment loss for obsolete property and equipment, and property and equipment to be disposed in 2008. There was no impairment charge recognized in 2007.

IPR&D expense acquired in connection with the Acquisition of Spreadtrum USA. We recorded $6.6 million IPR&D expense acquired in connection with the acquisition of Spreadtrum USA in 2008. There was no such expense recorded in 2007.

Provision for Loss Commitment. We recorded $3 million provision for loss commitment in 2008 which was related to an unconditional purchase obligation. There was no such expense recorded in 2007.

Loss From Operations. As a result of the factors mentioned above, we recorded loss from operations of $82.9 million in 2008 as compared to income from operations of $16.9 million in 2007.

Other Income, net. We recorded other income of $4.4 million in 2008 as compared to other income of $5.1 million in 2007. This decrease was primarily attributable to interest earned from a lower balance of cash and cash equivalents as well as declines in interest rates.

Income Tax Expense. We recorded income tax expense of $0.2 million in 2008 as compared to an income tax expense of $1.0 million in 2007. The decrease resulted from the decline in our revenue in 2008 as compared to 2007. The change in effective tax rate from 4.6% in 2007 to -0.3% in 2008 is due to the reduced income tax rate under the Chinese new corporate income tax law, changes in valuation allowance and impairment losses of goodwill and intangible assets in 2008, which are not tax deductible.

Net Loss. As a result of factors mentioned above, we reported net loss of $78.7 million in 2008, as compared to a net income of $21.1 million in 2007.

B.	Liquidity and Capital Resources

Prior to June 27, 2007, the date of our initial public offering, we have financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We have also received government subsidies in the form of interest reimbursement of bank loans and grants to fund our research and development projects. At the initial public offering, we obtained net proceeds of $100.2 million through the issuance of ADSs, with each ADS representing three ordinary shares. Our principal uses of cash for the years ended December 31, 2007, 2008 and 2009 were for operating and investing activities, primarily research and development and capital expenditures. As of December 31, 2009, the total balance of cash and cash equivalents, short-term deposit with maturity dates over three months but less than one year and long-term deposit with maturity dates over one year and restricted cash which is available for use when the related expenses occurred and appropriate obligations are satisfied was $113.7 million.

As of December 31, 2009, we had no short-term bank borrowings. In April 2009, Spreadtrum Shanghai received a fixed term loan from a Chinese bank in the amount of RMB 300 million (approximately $43.9 million). The loan is for a term of three years and is not secured by assets. Interest on borrowing will be initially at 5.4% and to be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. A portion of the interest on the loan was reimbursed by the Chinese government in 2009.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net cash provided by (used in) operating activities	$34,450	$(18,973)	$19,723
Net cash used in investing activities	(27,614)	(69,692)	(82,740)
Net cash provided by (used in) financing activities	100,784	(11,391)	43,027
Effect of exchange rate change	2,164	780	37
Net increase(decrease) in cash and cash equivalents	109,784	(99,276)	(19,953)
Cash and cash equivalents at beginning of period	47,254	157,038	57,762
Cash and cash equivalents at end of period	$157,038	$57,762	$37,809

Net cash provided by operating activities for the year ended December 31, 2009 was $19.7 million, which was primarily attributable to a $14.4 million increase in advances from customers, $9.7 million share-based compensation, $7.9 million depreciation and amortization and $7.2 million accrued expenses and other liabilities. Net cash used in operating activities for the year ended December 31, 2008 was $19.0 million, which was primarily attributable to our net loss of $78.7 million, impairment loss of goodwill and long-lived assets of $50.3 million, IPR&D expensed per our acquisition of Spreadtrum USA of $6.6 million, depreciation and amortization of $9.9 million, share-base compensation of $8.3 million, increase in provision for loss commitment of $3.0 million, a decrease in accounts payable of $14.2 million and an increase in accounts receivable of $7.9 million, partially offset by an increase in inventory of $11.4 million. The decrease in inventories was due to an increase of $9.1 million inventory reserve while the increase in accounts receivable was primarily due to timing of cash receipts from our customers. The decreases in accounts payable were primarily due to lower purchases in 2008. Net cash provided by operating activities for the year ended December 31, 2007 was $34.4 million, which was primarily attributable to our net income of $21.1 million, a decrease in accounts receivable of $9.8 million and an increase in accounts payable of $9.3 million, partially offset by an increase in inventories of $11.3 million. The increase in inventories was in line with our sales growth while the decrease in accounts receivable was primarily due to timing of cash receipts from our customers. The increases in accounts payable were primarily due to timing of payments to our vendors.

Net cash used in investing activities was $82.7 million in 2009, primarily due to $59.2 million changes in term deposit, $11.5 million increase in restricted cash, $4.0 million acquisition of property and equipment, and $7.7 million acquisition of intangible assets and goodwill. Net cash used in investing activities was $69.7 million in 2008, primarily due to our acquisition of Spreadtrum USA of $53.7 million, our purchases of intangible assets, property and equipment of $10.0 million, a decrease in term deposit of $5.2 million, and an increase in equity investment of $0.7 million. Net cash used in investing activities was $27.6 million in 2007, primarily due to our purchases of intangible assets and property and equipment of $22.6 million and an increase in other long-term assets of $6.4 million, partially offset by a decrease in term deposit of $1.4 million.

Net cash provided by financing activities amounted to $43.0 million in 2009, primarily due to the borrowings from debt of $43.9 million we received in April 2009, partially offset by repayment of debts which were borrowed in prior years. Net cash used in financing activities amounted to $11.4 million in 2008, primarily due to share repurchase of $14.9 million, repayment of long term debt of $0.7 million, partially offset by proceeds of $4.2 million from issuance of ordinary shares upon exercise of stock options. Net cash provided by financing activities amounted to $100.8 million in 2007, primarily due to net proceeds of $100.2 million from the issuance of ADSs in our initial public offering and $1.1 million from the issuance of ordinary shares upon exercise of stock options.

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

Capital Expenditures

Our capital expenditures amounted to $22.6 million, $10.0 million and $9.7 million in 2007, 2008 and 2009, respectively. Our capital expenditures consisted principally of purchases of software, development tools, computer equipment, field test equipment, lab equipment, test vehicles, other items related to our product development activities, office building, leasehold improvements and office furniture and equipment. We expect our capital expenditures for 2010 to be approximately $18.8 million, of which $13.1 million is for additional software, development tools, computer equipment, field test equipment, lab equipment and other items for our product development activities. We entered into an agreement on January 22, 2008 to access certain technology and committed to pay $10.0 million, of which $2.0 million was paid as of December 31, 2009 with the remaining to be paid over seven years for both licensing the technology and guaranteed royalty payments even if no related products were sold using the acquired technology. We recorded a $3.0 million provision for loss commitment and $0.5 million impairment charge on other long-term assets in connection with this agreement in 2008. In 2009, we received the related technology and recorded intangible asset of $4.8 million, which is its estimated fair value after netting off the provision. In the fourth quarter of 2009, we established a joint venture with three partners for the purpose of developing a piece of land we acquired in Shanghai, next to the offices of Spreadtrum Shanghai. (See note 8 to the Consolidated Financial Statements for details).

Recent Accounting Pronouncements

In April 2009, the FASB issued guidance on Recognition and Presentation of Other-Than-Temporary Impairments. This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective no later than periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have any material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance eliminates previous exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The revised guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity or a company’s obligation to absorb losses or its right to receive benefits of a entity must be disregarded in applying the other provisions. The revised guidance will be effective for the fiscal year beginning January 1, 2010. We do not expect the revised guidance will have a material impact on our consolidated financial statements.

In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. We will adopt this guidance at the beginning of its fiscal year 2010, and it does not expect the adoption of this guidance will have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence, or VSOE, and third-party evidence, or TPE, for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 although early adoption is permitted. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangement or retrospectively. We are currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. We are currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

C.	Research and Development, Patents and Licenses

We design substantially all of our semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. We have invested substantial resources in research and development. Of our 682 employees as of December 31, 2009, 517 were engineers, approximately 53% of whom hold a Master’s degree or Ph.D. Through our significant investment in research and development, we have developed a large and growing portfolio of patents. As of December 31, 2009, we owned 49 patents and had 369 pending patent applications in China, we owned 27 patents and had 46 pending patent applications in the United States and we had 6 pending patent applications in Europe.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA and GSM/GPRS technologies. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Our 49 PRC patents expire between March 2022 and December 2027, and our 27 United States patents expire between April 2022 and February 2027.

In addition to our in-house development efforts, we have entered into patent transfer agreements with several leading PRC universities, such as Beijing University of Posts and Telecommunications and Tsinghua University, pursuant to which we acquired co-ownership of 24 patents and 4 pending patent applications in China, and joint development agreements with leading PRC universities, such as Beijing University of Posts and Telecommunications, and other technology companies. These agreements relate to 2G, 2.5G and 3G technologies. In certain of the patent transfer agreements, we made a one-time payment and acquired joint ownership of the patents. Under the majority of our joint development agreements, we jointly own any developed technology and our partners generally cannot license the developed technology without our consent.

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

As of December 31, 2009, we had eight registered trademarks in China, including a trademark that incorporates our English name “Spreadtrum” and our open platform “Mocor”. We also had 27 registered trademarks in countries other than China. Additionally, we have registered the copyright for our 2.5G/GPRS handset software V1.0 in China. We also have registered 39 domain names, including the following: www.spreadtrum.com, spreadtrum.net and spreadtrum.com.cn.

See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Results of Operations” for an information regarding the amount spent by us on research and development activities during the last three fiscal years.

D.	Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Contractual obligation:
Debt	$43,935	$—	$43,935	$—	$—
Interest on debt(1)	5,536	2,373	3,163	—	—
Lease	795	581	214	—	—
License Fees (including minimum royalties)	9,091	2,123	718	2,250	4,000
Commitment to purchase technology	1,678	478	1,200	—	—
Others (2)	6,508	6,508	—	—	—

Total	$67,543	$12,063	$49,230	$2,250	$4,000

(1)	Debt is unsecured and bears interest at 5.40% per annum initially which will be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. Interest rate of 5.40% per annum has been utilized to estimate the interest obligation. A portion of the interest will be reimbursed by the Chinese government.
(2)	On December 2, 2009, Spreadtrum Shanghai entered into a Shareholder Agreement with three third parties to increase the registered capital of Zhanxiang to RMB193.5 million (approximately $28.3 million). In the agreement, Spreadtrum Shanghai committed to inject additional RMB44.4 million (approximately $6.5 million) as its contribution into Zhanxiang within the next 2 years in exchange for owning 24% of the equity interest in Zhanxiang, contingent on receiving the refund of the total deposit for the land use rights transfer in the amount of RMB46.5 million (approximately $6.8 million), which was paid by Spreadtrum Shanghai in 2007.

The above table excludes income tax liabilities of $2.6 million recorded in accordance with ASC 740-10-25, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information on ASC 740-10-25, see note 15 to our Consolidated Financial Statements, included herein.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2010. Unless otherwise indicated, the business address of each of our directors and executive officers is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name	Age	Position
Ping Wu	46	Chairman of the Board of Directors
Leo Li	52	Director, President and Chief Executive Officer
Datong Chen	55	Director
Hao Chen(1)	44	Director
Scott Sandell(2)	45	Director
Zhongrui Xia(1)	60	Director
Carol Yu(1)(2)	47	Director
Xiaoning (Shannon) Gao	40	Chief Financial Officer
Qiang Cao	48	Vice President of Products
Brian Chen	35	Vice President of Operations

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Ping Wu, one of our founders, has served as the Chairman of our Board since its inception in April 2001. Dr. Wu also served as our President from April 2001 to October 2008 and Chief Executive Officer from April 2001 to February 2009. Dr. Wu has over 20 years of experience in system-on-chip designs and holds three integrated circuit design patents. Prior to co-founding our company, Dr. Wu served as Senior Director of VLSI designs at Mobilink Telecom Inc. from 1997 until 2001. Prior to 1997, Dr. Wu served as Design Manager of Trident Microsystems, Inc. Dr. Wu holds a bachelor of science degree in electrical engineering from Tsinghua University and a master degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics

Leo Li is a director and has served as our President since October 2008 and Chief Executive Officer since February 2009. Dr. Li has more than 21 years of experience in the wireless communications industry. Before joining us, Dr. Li served as Chief Executive Officer of Magicomm Technology Inc., a cell phone product development company from 2005 to 2007. He was Senior Business Development Director at Broadcom responsible for baseband business from 2002 to 2005. From 1998 to 2002, Dr. Li served as General Manager of Mobile Phone Product and Vice President of Mobilink Telecom Inc., a GSM baseband start-up company that was sold to Broadcom in 2002. Prior to 1998, Dr. Li held various senior engineering and program management positions at Rockwell Semiconductors and Ericsson. Dr. Li holds 10 patents in wireless communication systems, RF IC system and circuit designs, and RFID applications. Dr. Li received a bachelor of science degree from the University of Science and Technology of China in Hefei, China; a master of science degree from the Institute of Electronics, Chinese Academy of Sciences in Beijing, China; a Ph.D. degree in electrical engineering from the University of Maryland in College Park, Maryland, USA; and a master of business administration degree from the National University in La Jolla, California, USA

Datong Chen, one of our founders, has been a director since April 2004. He served as our Chief Technology Officer from April 2001 to January 2008. Dr. Chen has over 20 years of experience in the semiconductor industry and holds over 34 patents. Prior to co-founding our company, Dr. Chen co-founded OmniVision Technologies, Inc. and served as Vice President of Technology from 1995 to 2000. Dr. Chen served as a post-doctoral researcher at both the University of Illinois and Stanford University. Dr. Chen holds a bachelor of science degree, master degree and Ph.D. degree in electrical engineering from Tsinghua University.

Hao Chen has been a director since March 2007. He has been a member of the investment committee of Legend Capital since 2001. He served as a General Manager and Vice President of Legend Advanced System Ltd. from 1992 to 2001. Mr. Chen has over 15 years of experience in the IT industry, specifically in business management and operations, and IT applications/services. He serves on the Boards of numerous portfolio companies, including Berkana (acquired by Qualcomm), Photonic Bridges (acquired by Siemens), AutoNavi, Crystal Media, Cub Digital, Eyang, Kaitone, Rock Mobile, and Worksoft. Mr. Chen holds a bachelor degree in computer science from Huazhong University of Science and Technology

Scott Sandell has been a director since 2007. He joined NEA in 1996 and became a General Partner in 2000. Mr. Sandell focuses on investments in information technology and alternative energy, and is responsible for NEA’s activities in China. His present board memberships include Bloom Energy, DreamFactory, Fusion-io, HelioVolt, Lianlian Pay, Playdom, SolFocus, Spreadtrum Communications, SugarCRM, Tableau Software, Telegent and Workday. Mr. Sandell has sponsored investments in 3ware (acquired by Applied Micro Circuits Corporation), Amplitude Software (acquired by Critical Path), Fineground Networks (acquired by Cisco), Neoteris (acquired by Juniper Networks) NetIQ, Salesforce.com and WebEx. Mr. Sandell started his career at the Boston Consulting Group and later joined C-ATS Software as the company’s first salesman. He founded and ran the European Subsidiary before attending Stanford Business School. During and after business school, Mr. Sandell was a Product Manager at Microsoft, where he worked on Windows 95. In addition to an MBA from Stanford, he holds an AB in Engineering Sciences from Dartmouth College.

Zhongrui Xia has served as a director since 2009. He has been President of Hua Hong International Inc. which focuses on international venture capital business since 2001. He also served as Chairman of Shanghai Xin Hong Investment Corporation with focus on venture capital investments in 2000. Mr. Xia was President of Shanghai Hua Hong Corporation in 1998 and Director of Information Office of Shanghai Municipal Government in 1995. Mr. Xia has more than 30 years experience in the IT industry. He earned both undergraduate and graduate degrees from Fudan University and holds an EMBA degree from Madonna University in the USA.

Carol Yu has served as a director since December 2006. Since March 2004, Ms. Yu has served as the Chief Financial Officer of Sohu.com Inc. Ms. Yu has previously served as Senior Vice-President Investment Banking of Donaldson Lufkin & Jenrette Securities Corporation, and has also worked with Arthur Andersen Hong Kong and Beijing for ten years and was a partner of the Audit Division, holding the position of General Manager of Arthur Andersen-Hua Qiang, the joint venture accounting firm formed between Arthur Andersen and the Ministry of Finance in China. Ms. Yu holds a bachelor’s degree in accounting from Hong Kong Polytechnic University.

Xiaoning (Shannon) Gao is our Chief Financial Officer. Prior to assuming this position in March 2010, she had served as our Vice President of Finance and Corporate Controller since 2009. Ms. Gao has been with us since our inception in 2001. Before joining us, Ms. Gao held management roles in various CPA firms in the USA. She is a Certified Public Accountant in the State of California. Ms. Gao received a Bachelor of Science degree in Engineering Economics from Harbin Institute of Technology in China and a Master Degree in Accounting from the University of Toledo in the United States.

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

Brian Chen has served as our Vice President of Operations since February 2009. In this role, he is responsible for operations activities including procurement, logistics, manufacturing, quality assurance, and information technology. Mr. Chen joined us in January 2007 as Director of Operations and was appointed Senior Director of Operations in May 2008. Before joining us, from 2002 to 2007 Mr. Chen worked at TSMC North America in positions including Member of Technical Staff, Technical Manager and Account Manager. Prior to joining TSMC North America, Mr. Chen served device engineering positions at Mosel Vitelic Corporation and Altera Corporation. Mr. Chen holds a bachelor’s of science degree in materials science & engineering from National Tsinghua University and a master’s of science degree in materials science & engineering from Stanford University.

There are no family relationships among any of the persons listed above. There are also no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

Yungang (Ken) Lu resigned as a director effective September 10, 2009. David S. Wu resigned as our Chief Financial Officer effective October 13, 2009.

B.	Compensation

The aggregate cash compensation that we paid to all of our current executive officers and directors for services rendered to us and our subsidiaries during the year ended December 31, 2009 was approximately $1,573,304, which includes bonuses, salaries and consulting fees that were earned in 2009 and paid in 2010. The aggregate cash compensation that we paid to the ex-executive officers and directors in office as of December 31, 2009 for services rendered to us and our subsidiaries during the year ended December 31, 2009, was approximately $1,134,504, including bonuses, salaries and consulting fees that were earned in 2009 and paid in 2010.

In 2009, we did not provide cash compensation to directors solely for their service as directors of our company. Other than life insurance for certain of our executive officers, we do not provide pension, retirement or similar benefits to our executive officers and directors. The consulting agreement we entered into with Datong Chen for his consulting service in February 2008 was terminated in November 2009. Other than this agreement, none of our non-executive directors has any employment or service contract with our company.

In 2009, options to purchase 4,353,594 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers. The per share exercise prices of the options granted to our directors and executive officers during 2009 is $0.56 and $0.86, and the expiration dates of such options are May 26, 2019 and June 19, 2019, respectively. In addition, in 2009, restricted share units to receive 857,278 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers.

Equity Compensation Plans

Second Amended and Restated 2001 Stock Plan

Our Second Amended and Restated 2001 Stock Plan, or 2001 Stock Plan, was adopted by our board of directors and our shareholders in April and May 2007, respectively. Our 2001 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We have not issued any awards under our 2001 Stock Plan since the completion of our initial public offering and we do not intend to do so in the future. Instead we have granted options under our 2007 Equity Incentive Plan. However, our 2001 Stock Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

As part of our ongoing efforts to retain and motivate our service providers, in 2009 we implemented an option exchange program for our non-U.S. resident employees, pursuant to which such non-U.S. resident employees could elect to exchange out-of-money options granted under the 2001 Stock Plan for new options under our 2007 Equity Incentive Plan.

To avoid incurring additional compensation expenses as a result of our option exchange program, we structured the program as a “value-for-value” exchange, such that the total fair value of out-of-money options offered for exchange was equal to the fair value of the modified options granted in the exchange. Accordingly, participants in the option exchange program received modified options at lower exercisable for fewer numbers of shares relative to the out-of-money options surrendered for exchange. The number of shares exercise price under each new option was determined by applying an exchange ratio that was calculated with the purpose of achieving a “value-for-value” exchange as described above. In addition, service providers participating in the option exchange program forfeited all vesting credit under their surrendered options, because all new options granted under the program were 100% unvested on the date of grant and scheduled to vest monthly over the four-year period commencing on the date of modification.

As of December 31, 2009, as a result of our option exchange program, options to purchase 140,000 of our ordinary shares in the aggregate were exchanged and cancelled under the 2001 Stock Plan, and options to purchase 62,190 of our ordinary shares in the aggregate were granted under the 2007 Equity Incentive Plan. We compared the fair value of the modified options against the original awards as of the modification date and concluded that there was no incremental compensation cost to be recognized during the modification.

Share Reserve. As of December 31, 2009, options to purchase 7,567,832 ordinary shares were outstanding, options to purchase 18,275,443 ordinary shares have been exercised and such shares were outstanding. No ordinary shares were available for future grant under this plan.

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

Options. With respect to all ISOs, the exercise price must at least be equal to the fair market value of our ordinary shares on the date of grant. With respect to all NSOs, the exercise price must at least be equal to 85% of the fair market value of our ordinary shares on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, in which case, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all options, subject to the above limitations.

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

Our 2007 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares are provided to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve. As of December 31, 2009, the maximum aggregate number of our ordinary shares that may be issued under the 2007 Equity Incentive Plan is 1,739,733. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

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

Options. The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an ISO may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, in which case, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

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

Our board of directors currently consists of seven directors plus two vacancies, which may be filled by our board of directors.

We believe that each of the members of our board of directors, except for Dr. Wu, our former President and Chief Executive Officer, Dr. Chen, our former Chief Technology Officer, and Dr. Li, our President and Chief Executive Officer, is an “independent director” as that term is used in the NASDAQ corporate governance rules.

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

We have a staggered board that is divided into three classes, designated as Class I, consisting of three directors (two of which are currently vacant), Class II, consisting of three directors, and Class III, consisting of three directors, with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2011 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2012 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2010 annual shareholder meeting. Starting with the Class I directors who were re-elected at our 2008 annual shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6.A Directors, Senior Management and Employees – Directors and Senior Management.”

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Hao Chen	Leo Li	Datong Chen
	Carol Yu	Scott Sandell
	Zhongrui Xia	Ping Wu

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

Audit Committee

Our audit committee consists of Hao Chen, Zhongrui Xia and Carol Yu, each of whom meets the independence standards of NASDAQ and the SEC. Carol Yu is the Chairperson of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

•	discussing with management and the independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

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

As of December 31, 2009, our workforce consisted of 682 employees, of which 647 were located in China and 33 were located in the United States and 2 were located in Korea. Of our employees, 66 were in sales and marketing, 95 were in general and administration, 517 were in research and development and 4 were in operations and procurement and information technology. We had 768, 674 and 682 employees as of December 31, 2007, 2008 and 2009, respectively. We do not have a significant number of temporary employees. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2010, the most recent practicable date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Ping Wu(3)	3,831,499	2.70
Datong Chen(4)	3,551,884	2.53
Hao Chen	*	*
Scott Sandell(5)	20,957,873	14.92
Zhongrui Xia	—	—
Carol Yu	*	*
Leo Li	*	*
Xiaoning (Shannon) Gao	*	*
Qiang Cao	*	*
Brian Chen	*	*
All directors and executive officers as a group(6)	30,494,140	21.27

*	Represents less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants currently exercisable into ordinary shares and restricted share units that will vest within 60 days after March 31, 2010 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 140,166,361 ordinary shares outstanding as of March 31, 2010.
(3)	Includes 1,502,053 ordinary shares issuable upon exercise of options held by Dr. Wu that are exercisable or will become exercisable within 60 days of March 31, 2010. Also includes 1,509,443 ordinary shares owned by Ping Wu and Joann Xu Wu, Trustees of the Ping and Joann Wu Family Trust dated September 14, 2007. Dr. Wu is the trustee of the aforementioned trust and may be deemed to have voting and dispositive power with respect to the shares owned by it. Dr. Wu disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Also includes 200,000 ordinary shares owned by Joann Xu Wu, Custodian FBO Tony Wu UTMA CA Until Age 18; and 200,000 ordinary shares owned by Joann Xu Wu, Custodian FBO George Wu UTMA CA Until Age 18. Dr. Wu is the spouse of Joann Wu and may be deemed to have voting and dispositive power with respect to such shares. Dr. Wu disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Also includes 420,000 ordinary shares issued to Dr. Wu on October 26, 2009 in settlement of fully vested restricted share units and 3 ordinary shares issued to Dr. Wu pursuant to option exercise.

(4)	Includes 3,484,884 ordinary shares held by Dr. Chen and 67,000 ordinary shares issuable upon exercise of options held by Dr. Chen that are or will become exercisable within 60 days of March 31, 2010.
(5)	Includes 287,831 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of March 31, 2010. Also includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(6)	Includes 29,315,214 ordinary shares and 31,900 ADSs held by our directors and executive officers. Also includes 3,112,340 ordinary shares issuable upon exercise of options held by our directors and executive officers that are exercisable or will become exercisable within 60 days of March 31, 2010 and 82,387 ordinary shares underlying restricted share units held by our directors and executive officers that will vest within 60 days after March 31, 2010.

As of March 31, 2010, our directors and executive officers held options to purchase an aggregate of 8,218,207 ordinary shares under our 2001 Stock Plan and our 2007 Equity Incentive Plan. The per share exercise prices of these options held by our directors and executive officers range from $0.30 to $3.96, and the expiration dates of such options range from May 12, 2014 to June 19, 2019. In addition, as of March 31, 2010, our directors and executive officers hold restricted share units representing 1,426,570 ordinary shares issuable upon vesting of restricted share units under our 2007 Equity Incentive Plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership as of March 31, 2010, the most recent practicable date, of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Scott Sandell(3)	20,957,873	14.92
Entities affiliated with New Enterprise Associates 11, Limited Partnership(4)	20,684,209	14.76
Entities affiliated with Silver Lake Partners(5)	17,484,630	12.47
Bank of New York Mellon Corporation(6)	7,645,245	5.45

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants exercisable into ordinary shares within 60 days after March 31, 2010 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 140,166,361 ordinary shares outstanding as of March 31, 2010.
(3)	Includes 287,831 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of March 31, 2010 held by Mr. Sandell. Also includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The entities and individuals having voting and dispositive power with respect to the ordinary shares owned by New Enterprise Associates 11, Limited Partnership and New Enterprise Associates, LLC are described in footnote 4 below. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(4)	Includes 20,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 16,831 ordinary shares owned by NEA Ventures 2004, Limited Partnership; and 7,449 ordinary shares owned by New Enterprise Associates, LLC. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Each of the individual managers may be deemed to have voting and dispositive power with respect to our ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. J. Daniel Moore is the general partner of NEA Ventures 2004, Limited Partnership and may be deemed to have voting and dispositive power with respect to the ordinary shares held by NEA Ventures 2004, Limited Partnership. Mr. Moore disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to our ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2490 Sand Hill Road, Menlo Park, CA 94025.
(5)	Includes 3,000,000 ordinary shares and 4,828,210 ADSs held by SLP Cathay Holdings Ltd., or SLP Cathay. Silver Lake Partners III Cayman (AIV), L.P., or SLP III Cayman, and Silver Lake Technology Investors III Cayman, L.P., or SLTI III Cayman, are shareholders of SLP Cathay. Silver Lake Technology Associates III Cayman, L.P., or SLTA III Cayman, is the general partner of each of SLP III Cayman and SLTI III Cayman. Silver Lake (Offshore) AIV GP III, Ltd., or AIV GP III, is the general partner of SLTA III Cayman. Each of (i) SLP III Cayman, as a shareholder of SLP Cathay, (ii) SLTI III Cayman, as a shareholder of SLP Cathay, (iii) SLTA III Cayman, as a general partner of each of SLP III Cayman and SLTI III Cayman, and (iv) AIV GP III, as the general partner of SLTA III Cayman, may be deemed to share voting and/or investment power over the shares owned by SLP Cathay. Each of SLP III Cayman, SLTI III Cayman, SLTA III Cayman and AIV GP III, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
(6)

Information based on Schedule 13G filed with the SEC on February 4, 2010 by The Bank of New York Mellon Corporation. Includes 2,548,415 ADSs beneficially owned by The Bank of New York Mellon Corporation and its subsidiary, The Dreyfus Corporation, each of which has voting power over the shares. The address for these entities is c/o The Bank of New York Mellon Corporation, One Wall Street, 31st Floor, New York, New York 10286.

The group of entities affiliated with New Enterprise Associates 11, Limited Partnership, or NEA, significantly increased their ownership of our shares in September and October 2006 in connection with our private placement of Series D preference shares at a per share price of $2.74. Such price was determined based on arm’s-length negotiations between us, NEA and other investors in the private placement and was approved by our board of directors. NEA purchased 1,901,501 Series D preference shares in the private placement. Since our initial public offering, NEA has significantly decreased its ownership of our shares through distributions to NEA’s limited partners. None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2010 have voting rights that are different from the voting rights of our other shareholders.

B.	Related Party Transactions

Equity Issuances

We have granted options and restricted share unit awards to some of our directors and executive officers pursuant to our 2001 Stock Plan and 2007 Equity Incentive Plan. See “Item 6.B Directors, Senior Management and Employees—Compensation.”

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

Relationship with Spreadtrum Beijing

Spreadtrum Beijing assembled a staff of engineers with expertise in wireless communications technologies, particularly in TD-SCDMA, AVS and 2G/2.5G standards. Accordingly, Spreadtrum Shanghai entered into a Research and Development Agreement dated as of December 27, 2006 with Spreadtrum Beijing to utilize this engineering talent. Under the agreement, Spreadtrum Shanghai hired and retained Spreadtrum Beijing to perform ongoing research and development relating to wireless telecommunications systems. In consideration for performing this research and development, Spreadtrum Shanghai agreed to reimburse Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred by Spreadtrum Beijing in connection with the performance of the agreed upon scope of work, plus an additional percentage of those costs. From the execution of the agreement until April 30, 2010, Spreadtrum Shanghai paid to Spreadtrum Beijing an aggregate of approximately $5.2 million. Spreadtrum Shanghai owns all rights, title and interest in the results of such research and development. Spreadtrum Beijing agreed that its employees, agents and subcontractors who work on specified research and development work for Spreadtrum Shanghai will execute confidential information agreements acceptable to Spreadtrum Shanghai. The term of the Research and Development Agreement is 10 years, unless terminated earlier by Spreadtrum Shanghai. At the end of the initial term, the agreement will renew automatically for additional one-year terms, unless either party elects to terminate the agreement.

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

On March 27, 2007, Spreadtrum Shanghai established a branch office in Beijing. In an effort to reduce our costs under the Research and Development Agreement, in May 2007, Spreadtrum Shanghai’s Beijing branch office accepted the transfer of 77 of Spreadtrum Beijing’s employees. As of April 30, 2010, Spreadtrum Beijing’s workforce consisted of 25 employees.

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

Relationship with Xi’an Chuang Xin

In September 2008, Shanghai Han & Qin Investment Co., Ltd., one of our wholly-owned indirect subsidiaries, invested RMB 5.0 million (approximately $0.7 million) in Xi’an Chuang Xin, for a 39.06% equity interest ownership. Ping Wu, one of our directors and co-founders and our former President and Chief Executive Officer, is the Chairman of the board of directors of Xi’an Chuang Xin. The principal activities of Xi’an Chuang Xin are the research and development, marketing and sales activities of chips for multimedia products such as digital TV.

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

In October 2008, we appointed Leo Li as our President. In February 2009, we promoted Dr. Li from his position as our President to become our President and Chief Executive Officer, with Dr. Wu retaining his role as Chairman of our board of directors. In connection with Dr. Li’s promotion, Dr. Wu’s employment agreement terminated, and we entered into a separation agreement with Dr. Wu and an employment agreement with Dr. Li. In addition, in June 2009, we entered into an employment agreement with David S. Wu, our former Chief Financial Officer, which employment agreement terminated in connection with Mr. Wu’s resignation in October 2009. In March 2010, we promoted Ms. Shannon Gao from her position as our Vice President of Finance and Corporate Controller to become our Chief Financial Officer, and we entered into an employment agreement with Ms Shannon Gao.

The employment agreement with each of Dr. Li and Ms. Gao provides that we may terminate his/her employment at any time, with or without cause, and the executive officer may also terminate his/her employment at any time, for any reason or no reason at all. In the event that we terminate the employment of the executive officer for cause, or if the executive officer resigns without good reason, such departing executive officer will not be entitled to receive any severance benefits. In the case of a termination without cause or a resignation for good reason, the executive officer will be entitled to certain severance benefits. For Dr. Li, these severance benefits include (i) severance pay at a rate equal to his then current monthly base salary until the earlier of twelve months from the date of termination or such time Dr. Li becomes employed by another company, and (ii) accelerated vesting of all outstanding equity awards as to 50% of the then unvested portion of any such award, provided, however, that in the event such a termination occurs within twelve months following a change in control, Dr. Li would be entitled to 100% accelerated vesting of all outstanding equity awards. For Ms. Gao, the severance benefits include severance pay for six months at her then current base salary and accelerated vesting of all outstanding equity awards as to the lesser of (i) 50% of the then unvested portion of any such award, or (ii) 25% of any such award.

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

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-42 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, in June 2007, we received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. After reviewing their list of essential GSM/GPRS patents and the corresponding claims chart, we requested to receive more information from Siemens and we have not received Siemens’ feedback since June, 2008. Also, we received a letter in March 2009 from Ericsson notifying us that Ericsson claims to own certain essential patents covering the GSM/GPRS, EDGE and WCDMA standards and offering to license such patents to us. We requested to receive more information from Ericsson. We cannot reasonably estimate the potential losses we may experience in connection with the claims from Siemens and Ericsson. Although we believe that the likelihood of losses arising from these matters is remote, we cannot assure you that we will prevail in such matters. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

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

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our ADSs have been quoted on the NASDAQ Global Market under the symbol SPRD since June 27, 2007. Each ADS represents three ordinary shares. On May 6, 2010, the last reported sale price of our ADSs on the NASDAQ Market was $7.28. Citibank, N.A., the depositary, has advised us that, as of December 31, 2009, 35,184,541 ADSs, representing 105,553,623 underlying shares, were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

The table below sets forth, for the periods indicated, the highest and lowest sale prices on the NASDAQ Global Market for our ADSs.

	Trading Price
	High	Low
	US$	US$
Annual:
Fiscal year 2009	6.30	0.70
Fiscal year 2008	12.55	0.63
Fiscal year 2007(1)	17.00	9.30
Quarterly:
First quarter 2008	12.55	6.14
Second quarter 2008	9.79	4.70
Third quarter 2008	6.33	2.13
Fourth quarter 2008	2.51	0.63
First quarter 2009	2.50	0.70
Second quarter 2009	3.18	1.14
Third quarter 2009	4.67	2.35
Fourth quarter 2009	6.30	4.21
First Quarter 2010	7.04	5.34
Monthly:
December 2009	5.49	4.52
January 2010	7.04	5.34
February 2010	6.85	5.81
March 2010	6.91	5.57
April 2010	6.86	5.54

(1)	Our ADSs commenced trading on the NASDAQ Global Market on June 27, 2007.

B.	Plan of Distribution

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

On August 27, 2009, we signed a Seventh Amendment to License Agreement with CEVA Technologies Inc. and CEVA DSP Ltd., which amends the License Agreement dated September 30, 2001 among us, CEVA Technologies Inc. and CEVA DSP Ltd., as amended and which is filed as an exhibit to this Annual Report.

In December 2009, Spreadtrum Shanghai signed an agreement with Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. regarding the refunding of the payment made by Spreadtrum Shanghai in connection with the transfer of land use rights pursuant to certain contract for the Transfer of the State-owned Land Use rights between Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Spreadtrum Shanghai, dated January 2007. A summary of this agreement is filed as an exhibit to this Annual Report.

On December 1, 2009, Zhanxiang, a company in which we own a 24% equity interest, signed an agreement for the Transfer of State-owned Land Use Rights with Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. A summary of this agreement is filed as an exhibit to this Annual Report.

On December 2, 2009, Spreadtrum Shanghai signed a Shareholder Agreement with Shanghai Spreadtrum Real Estate Development Co., Ltd., Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Shanghai Wingtech Electronics Co., Ltd. A summary of this agreement is filed as an exhibit to this Annual Report.

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company.”

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar by the end of 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

PRC Tax

If we declare dividends to our shareholders and ADS holders from income originating from Spreadtrum Shanghai or Spreadtrum Technology, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the CIT Law and be subject to a 10% withholding tax. Accordingly, we may be required under the CIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders. Please see “Item 3.D Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the CIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

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

A U.S. Holder that holds ADSs or ordinary shares is urged to consult its own tax advisor concerning the United States federal income tax consequences of acquiring, owning or disposing of our ADSs or ordinary shares as well as any consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is a United States person, or U.S. person. A U.S. person is:

•	a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized, or treated under U.S. tax law as created or organized, in or under the laws of the United States, any state thereof, or the District of Columbia;

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

Distributions on ADSs or Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Subject to certain limitations, under current law, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. Such reduced rates are scheduled to expire on December 31, 2010. A qualified foreign corporation includes:

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

Dividends paid on the ADSs or ordinary shares will generally be income from sources outside of the United States for United States foreign tax credit limitation purposes.

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the CIT Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the CIT Law, see “— PRC Tax.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s adjusted tax basis in an ADS or an ordinary share will initially be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are currently eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. Any gain or loss that a U.S. Holder recognizes may be treated as gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules. We believe that we were not a passive foreign investment company for 2009. Based on the projected composition of our income, the timing of our anticipated capital expenditures and valuation of our assets, we do not expect to be a passive foreign investment company for 2010, although this may change.

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

Information Reporting and Backup Withholding. In general, unless a U.S. Holder belongs to a category of certain exempt recipients, information reporting requirements will apply to distributions on ADSs or ordinary shares made within the United States and to the proceeds of sales of ADSs or ordinary shares that are effected through the United States office of a broker or the non-United States office of a broker that has certain connections with the United States. Backup withholding (currently imposed at a rate of 28%) may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules may generally be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The documents concerning our company referred to in this document and required to be made available to the public are available at the offices of Spreadtrum Shanghai at Spreadtrum Center, Building No. 1 Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

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

Credit Risk. Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents, restricted cash, term deposit, note receivable and accounts receivable. We deposit our cash and cash equivalents, restricted cash and term deposit with financial institutions located in jurisdictions where the subsidiaries are located. We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. Substantially all revenue was derived from customers located in China, including Hong Kong and Macau.

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

Fees and Charges Our ADS Holders May Have to Pay

Under the terms of the deposit agreement for our American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to Citibank, N.A., our depositary bank:

•	Issuance of ADSs: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Cancellation of ADSs: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled

•	Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements): $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Distribution of securities other than ADSs or rights to purchase additional ADSs: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Depositary Services: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held on the applicable record date(s) established by the depositary, charged on an annual basis.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed.

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•

such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

Fees and Payments from the Depositary to Us

In 2009, we received from our depositary a reimbursement of $506,077 for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, shareholder meetings, and other expenses related to our ongoing compliance with NASDAQ and SEC rules and regulations in the amounts of:

•	Reimbursement of legal fees (including DTC feeds): $3,592

•	Reimbursement of proxy process expenses (printing, postage and distribution): $8,802

•	Contributions towards our investor relations efforts: $493,683

In addition, the depositary waived costs payable by us of $50,000 related to the maintenance of the ADR program, database subscription fees and other services.

The depositary has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from ADS holders.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering of 26,978,100 ordinary shares, in the form of ADSs, at $14.0 per ADS in June 2007, after our ordinary shares and ADRs were registered under the Securities Act. In the initial public offering, we offered 8,000,000 ADSs and certain of our shareholders offered 992,700 ADSs. The aggregate price of the offering amount registered and sold was $125,897,800, of which we received $104,160,000. The effective date of our registration statement on Form F-1 (File number: 333-143555) was June 26, 2007. Morgan Stanley & Co. International plc and Lehman Brothers Inc. were the joint book-running managers of our initial public offering.

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

We received net proceeds of $100.2 million from our initial public offering, of which we have used approximately $60.0 million for our acquisition of Spreadtrum USA and approximately $14.9 million for the repurchase of our ADSs, including commissions paid to Morgan Stanley & Co. Incorporated, or Morgan Stanley. We have applied the remainder of net proceeds to working capital.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2009, the end of the period covered by this Annual Report on Form 20-F, management performed, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

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

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, but not eliminate, this risk.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, our independent registered public accounting firm, as stated in its report on pages F-2 - F-3 of this Annual Report.

Remediation of Fiscal Year 2008 Material Weakness

As disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2008, we identified a material weakness in internal control over financial reporting as of that date. During 2009, this material weakness was remediated. The material weakness identified related to the ineffective operation of controls designed to ensure that significant non-routine transactions, accounting estimates and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis. The material weakness resulted, in part, from significant turnover of employees with finance related functions, including our Chief Executive Officer, Chief Financial Officer, financial controller, legal counsel, ERP System Director and IT Director. Additionally, the level of detail of documentation for certain significant non-routine transactions and accounting estimates were inconsistent due to insufficient preparation for transition in connection with the personnel turnover.

To remediate the material weakness, we took the following actions:

•	Appointed a new Financial Controller effective April 6, 2009, who has been in other positions with us for 8 years and is a Certified Public Accountant in the State of California, USA.

•	A former senior manager in accounting who is certified public accountant in China has rejoined the Company as assistant controller effective February 17, 2009.

•	Established documentation standards for routine and non-routine transactions, including robust documentation around areas of judgment.

•

Enhanced monitoring controls over the application of U.S. GAAP accounting knowledge, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures by a senior accounting officer.

•	Assessed the causes of the high employee turnover rate, including the workload distribution within the company and implemented strategies to reduce the employee turnover rate.

Changes in Internal Control over Financial Reporting

The discussion above under “Remediation of Fiscal Year 2008 Material Weakness” includes descriptions of the changes to our internal control over financial reporting in the year ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendment to or waivers of the Code for members of our board of directors and our executive officers will be disclosed on our website at www.spreadtrum.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2009, no amendments to or waivers from the Code were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

PwC and Deloitte Touche Tohmatsu CPA Ltd., or DTT, our independent auditors, for fiscal year 2009, 2008 and 2007, respectively, billed us the fees set forth below for services rendered during years ended December 31, 2009 and 2008, respectively. The Audit Committee has considered whether, and concluded that, the non-audit services provided by PwC and DTT are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below

Accountant Fees and Services

	For the year ended December 31,
	2008	2009
	(U.S. dollars in thousands)
Audit fees(1)	1,033	1,014
Tax consulting fees	89	174
Total fees	1,122	1,118

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Policies and Procedures

The Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, PricewaterhouseCoopers. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee has approved 100% of the audit fees, audit-related fees, tax fees and all other fees listed in the table above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 17, 2008, our board of directors authorized, and we announced, a program to repurchase up to 2,274,066 of our ADSs representing 6,822,198 of our ordinary shares. Our ADSs were repurchased in the open market pursuant to our Stock Repurchase Agreement, or SRA, with Morgan Stanley, dated March 17, 2008. The SRA appointed Morgan Stanley to repurchase our ADSs beginning on April 2, 2008 and ending on the earlier of (i) a notice of termination from us, (ii) the date on which aggregate purchases totaled 2,274,066 ADSs or $20,000,000, or (iii) June 30, 2008. The SRA was terminated by us on June 5, 2008.

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

Effective on September 29, 2009, we dismissed DTT as our independent registered public accounting firm. On October 27, 2009, we appointed PwC to replace DTT as our independent registered public accounting firm for the fiscal year ended December 31, 2009.

The removal of DTT and the engagement of PwC were approved by our Board of Directors in September 2009.

The audit reports of DTT on our consolidated financial statements for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of DTT on the effectiveness of our internal control over financial reporting as of December 31, 2008 contained an adverse opinion because of a material weakness.

During the two fiscal years ended December 31, 2007 and 2008 and in the subsequent interim period from January 1, 2009 through the date of removal, there were no disagreements between DTT and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the subject matter of the disagreement in its reports on our consolidated financial statements for such fiscal years, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended December 31, 2007 and 2008 and in the subsequent interim period through the effective engagement date, neither we nor any of our subsidiaries consulted with PwC concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with DTT or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of this disclosure to DTT and requested that DTT furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of DTT’s letter dated May 7, 2010 has been filed with the SEC as an exhibit to this annual report.

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

In February 2009, we implemented an option exchange program, pursuant to which certain of our non-U.S. resident employees exchanged their out-of-money options to purchase our shares under our 2001 Stock Plan for modified options to purchase our shares under our 2007 Equity Incentive Plan. Because our 2001 Stock Plan does not explicitly permit option exchange programs, implementation of such a program constituted a material amendment to the plan under NASDAQ Marketplace Rule 5635(c) and IM-5635-1.

In addition, in June 2009, we increased the number of shares reserved under our 2007 Equity Incentive Plan by 1,432,359 ordinary shares, which also constituted a material amendment to the plan under NASDAQ Marketplace Rule 5635(c) and IM-5635-1.

NASDAQ Marketplace Rule 5635(c) and IM-5635-1 require us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is materially amended. We elected to follow our home country practice in lieu of the requirements of such NASDAQ rules. The Cayman Islands Companies Law (2009 Revision) does not require us to obtain shareholder approval prior to the issuance of securities when our equity compensation plans have been materially amended, nor is doing so required under our amended and restated memorandum and articles of association. However, the implementation of our option exchange program and the increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan were authorized, approved and ratified by our board of directors and our shareholders.

PART III

Item 17.	Financial Statements

Please see “Item 18. Financial Statements”.

Item 18.	Financial Statements

The following Spreadtrum Communications, Inc. Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-52 are herein incorporated by reference:

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Item 19.	Exhibits

Exhibit Number	Description
1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3 below)

2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 22, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705) filed with the Securities and Exchange Commission on June 13, 2007)

2.4	Letter agreement titled Provisional Deposit of Provisional Shares, dated as of May 22, 2008, between the Registrant and Citibank, N.A. (incorporated by reference to Exhibit 2.4 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)

2.5	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.6	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of January 22, 2009, among the Registrant, Citibank, N.A. and other parties thereto (incorporated by reference to Exhibit 2.6 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)

2.7	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of February 9, 2010, among the Registrant, Citibank, N.A. and other parties thereto*

4.1	Second Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.4	Form of Employment Agreement between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

4.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended (incorporated by reference to Exhibit 10.5 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended (incorporated by reference to Exhibit 10.6 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.7	Summary of Shanghai Commercial Building Sale Contract, dated as of December 26, 2006, between Spreadtrum Communications (Shanghai) Co. Ltd. and Spreadtrum (Shanghai) Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.8	Summary of Contract for the Transfer of State-owned Land Use Rights, dated January 31, 2007, between Spreadtrum Communications (Shanghai) Co. Ltd. and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.9	Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

Exhibit Number	Description
4.10	Agreement and Plan of Merger, dated as of November 16, 2007, by and among the Registrant, Breeze Acquisition Corporation, Quorum Systems, Inc., Bernard Xavier, Jarrett Malone, Lon Christensen and Enterprise Partners VI, LP as shareholder representative and U.S. Bank, National Association as escrow agent (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.11	Technology Transfer and Technology License Agreement, made on January 22, 2008, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates(incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.12	First Amendment to Technology Transfer and Technology License Agreement and Statement of Work, dated as of April 20, 2009, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)†

4.13	English summary of Mid-Term Working Capital Bank Loan Contract between Shanghai Pudong Development Bank Jinqiao Sub-Branch and Spreadtrum Communications (Shanghai) Co., Ltd., dated April 30, 2009 (incorporated by reference to Exhibit 4.13 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)

4.14	Seventh Amendment to License Agreement, dated August 27, 2009, by and between CEVA Technologies Inc. and CEVA DSP Ltd. and the Registrant, on behalf of itself, Spreadtrum Communications USA Inc. and Spreadtrum Communications (Shanghai) Co. Ltd.*†

4.15	English summary of an agreement by and between Spreadtrum Shanghai and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. regarding the refunding of the payment made by Spreadtrum Shanghai in connection with the transfer of the land use rights pursuant to certain contract for the Transfer of the State-owned Land Use rights between Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Spreadtrum Shanghai, dated January 2007*

4.16	English summary of the Contract for the Transfer of State Owned Land Use Rights, dated December 1, 2009, by and among Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Shanghai Zhanxiang Electronics Technology Co., Ltd.*

4.17	English summary of the Shareholder Agreement, dated as of December 2, 2009, by and among Shanghai Spreadtrum Real Estate Development Co., Ltd., Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd, Shanghai Wingtech Electronics Co., Ltd. and Spreadtrum Communications (Shanghai) Co., Ltd.*

8.1	List of Subsidiaries*

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company*

15.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.*

16.1	Letter from Deloitte Touche Tohmatsu CPA Ltd. to the Securities and Exchange Commission*

*	Filed herewith
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPREADTRUM COMMUNICATIONS, INC.
(Registrant)

By:	/s/ Leo Li
Leo Li
President and Chief Executive Officer

Date: May 7, 2010

SPREADTRUM COMMUNICATIONS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Spreadtrum Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Spreadtrum Communications Inc. (the “Company”) and its subsidiaries at December 31, 2009, and the results of their operations and their cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

May 7, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Spreadtrum Communications, Inc.:

We have audited the accompanying consolidated balance sheet of Spreadtrum Communications, Inc., its subsidiaries, and its variable interest entity (collectively the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows, for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spreadtrum Communications, Inc., its subsidiaries, and its variable interest entity as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(v) to the consolidated financial statements, the Company adopted FASB Accounting Standards Codification 740-10-25, “Income Taxes – Overall – Recognition” (previously FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”), effective January 1, 2007.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 30, 2009, except for Note 22 as to which the date is May 7, 2010

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

( Expressed In U.S. dollars unless otherwise stated )

	December 31,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	$57,761,624	$37,809,364
Restricted cash	—	11,495,588
Short-term deposit	5,190,136	20,503,207
Note receivable	—	1,383,343
Accounts receivable, net of allowance for doubtful accounts of $1,178,892 and 1,016,101, respectively	10,148,223	7,008,297
Inventories	13,812,586	25,541,268
Deferred tax assets	1,371,720	1,346,985
Prepayment, other receivables and other current assets, net of allowance of $1,611,000 for the other receivables from the 3rd party of $ 2,029,567 and $ 1,673,677 as of December 31 2008 and 2009 respectively	6,647,315	5,562,499

Total current assets	94,931,604	110,650,551
Property and equipment, net	25,803,559	27,090,012
Acquired intangible assets, net	21,099,626	26,620,989
Equity investment	729,714	1,000,614
Deferred tax assets	680,036	569,745
Long-term deposit	—	43,935,444
Goodwill	—	2,000,000
Other long-term assets	9,633,842	7,226,571

Total assets	$152,878,381	$219,093,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loan	$3,657,859	$—
Accounts payable	10,828,429	19,498,093
Advances from customers	311,544	14,667,459
Accrued expenses and other current liabilities	12,682,682	17,887,158
Income tax payable	2,894,094	3,071,350
Current deferred income tax liabilities	53,370	—

Total current liabilities	30,427,978	55,124,060
Long-term loan	—	43,935,444
Other long-term obligations	1,033,563	5,463,373

Total liabilities	31,461,541	104,522,877

Commitments and contingencies (Note 21)
Shareholders’ equity
Ordinary shares, $0.0001 par value, 550,000,000 shares authorized, 131,979,214 and 138,091,420 shares issued and outstanding in 2008 and 2009, respectively	13,198	13,809
Additional paid-in capital	201,612,851	214,063,782
Accumulated other comprehensive income	2,669,564	2,688,700
Accumulated deficit	(82,878,773)	(102,195,242)

Total shareholders’ equity	121,416,840	114,571,049

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	$152,878,381	$219,093,926

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

( Expressed In U.S. dollars unless otherwise stated )

	Year ended December 31,
	2007	2008	2009
Revenue	$145,466,462	$109,936,941	$105,069,690
Cost of revenue	79,969,125	68,033,246	66,876,249

Gross profit	65,497,337	41,903,695	38,193,441

Operating expenses
Research and development	32,297,392	42,876,901	37,039,253
Selling, general and administrative	16,281,920	21,997,292	20,538,521
In-process research and development (IPR&D) expensed per Spreadtrum USA acquisition [1]	—	6,612,000	—
Impairment loss of goodwill	—	32,344,959	—
Impairment loss of long-lived assets	—	17,984,494	—
Provision for loss commitment	—	3,013,000	—

Total operating expenses	48,579,312	124,828,646	57,577,774

Income (loss) from operations	16,918,025	(82,924,951)	(19,384,333)

Other income (expenses)
Interest income	3,865,788	2,348,419	1,553,114
Interest expense	(56,508)	(230,805)	(1,172,516)
Other income, net	1,356,609	2,330,200	711,959

Total other income	5,165,889	4,447,814	1,092,557

Earnings (loss) before income taxes	22,083,914	(78,477,137)	(18,291,776)
Income tax expense	1,016,836	201,013	1,024,693

Net income (loss)	$21,067,078	$(78,678,150)	$(19,316,469)

Income (loss) per share - basis	$0.29	$(0.60)	$(0.14)
Income (loss) per share - diluted	$0.16	$(0.60)	$(0.14)

Shares used in calculating income (loss) per share
Basic	73,037,662	131,510,359	134,431,135
Diluted	128,745,085	131,510,359	134,431,135

[1]	The name of “Quorum Systems, Inc.” was changed to “Spreadtrum Communications USA Inc.” (“Spreadtrum USA”) in 2009.

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

Convertible preference shares ( Expressed In U.S. dollars unless otherwise stated )
	Series A		Series B			Series C	Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2006	14,635,005	$6,493,360	26,134,961	$19,375,327	34,852,006	$35,065,430	7,101,749	$19,267,333
Conversion of preference shares to ordinary shares in conjunction with the initial public offering	(14,635,005)	(6,493,360)	(26,134,961)	(19,375,327)	(34,852,006)	(35,065,430)	(7,101,749)	(19,267,333)
Issuance of ordinary shares in the initial public offering	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—

Balance at December 31, 2007	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	—	—	—	—	—	—	—	—
Repurchase of ordinary shares by the Company	—	—	—	—	—	—	—	—
Issuance of ordinary shares as acquisition for Spreadtrum USA	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2008	—	$—	—	$—	—	$—	—	$—
Issuance of ordinary shares upon exercise of options	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balance at December 31, 2009	—	$—	—	$—	—	$—	—	$—

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’	Comprehensive
	Shares	Amount	capital	income (loss)	deficit	equity	income (loss)
Balance at December 31, 2006	16,781,511	$1,678	$4,137,934	$(131,503)	$(25,267,701)	$58,941,858
Conversion of preference shares to ordinary shares in conjunction with the initial public offering	82,723,721	8,272	80,193,178	—	—	—
Issuance of ordinary shares in the initial public offering	24,000,000	2,400	100,194,890	—	—	100,197,290
Issuance of ordinary shares upon exercise of options	3,119,281	312	1,121,853	—	—	1,122,165
Issuance of ordinary shares upon exercise of Series B convertible preference share warrants	289,999	29	57,971	—	—	58,000
Share-based compensation	—	—	5,757,865	—	—	5,757,865
Foreign currency translation	—	—	—	751,278	—	751,278	751,278
Net income	—	—	—	—	21,067,078	21,067,078	21,067,078

Balance at December 31, 2007	126,914,512	12,691	191,463,691	619,775	(4,200,623)	187,895,534	21,818,356

Issuance of ordinary shares upon exercise of options and vesting of restricted share units	6,597,047	660	4,231,806	—	—	4,232,466
Repurchase of ordinary shares by the Company	(5,354,544)	(535)	(14,890,840)	—	—	(14,891,375)
Issuance of ordinary shares as acquisition for Spreadtrum USA	3,822,199	382	12,459,987	—	—	12,460,369
Share-based compensation	—	—	8,348,207	—	—	8,348,207
Foreign currency translation	—	—	—	2,049,789	—	2,049,789	2,049,789
Net loss	—	—	—	—	(78,678,150)	(78,678,150)	(78,678,150)

Balance at December 31, 2008	131,979,214	13,198	201,612,851	2,669,564	(82,878,773)	121,416,840	(76,628,361)

Issuance of ordinary shares upon exercise of options and vesting of restricted share units	6,112,206	611	2,752,192	—	—	2,752,803
Share-based compensation	—	—	9,698,739	—	—	9,698,739
Foreign currency translation	—	—	—	19,136	—	19,136	19,136
Net loss	—	—	—	—	(19,316,469)	(19,316,469)	(19,316,469)

Balance at December 31, 2009	138,091,420	$13,809	$214,063,782	$2,688,700	$(102,195,242)	$114,571,049	$(19,297,333)

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

( Expressed In U.S. dollars unless otherwise stated )

	Year ended December 31,
	2007	2008	2009
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$21,067,078	$(78,678,150)	$(19,316,469)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Disposal of property equipment and intangible assets	28,222	128,314	308,275
Depreciation and amortization	5,848,554	9,947,509	7,908,571
IPR&D expensed per Spreadtrum USA [1] acquisition	—	6,612,000	—
Share-based compensation	5,757,865	8,348,207	9,698,739
Loss from equity investment	—	6,536	22,033
Deferred income taxes	(331,391)	(414,017)	83,011
Impairment loss of long-lived assets	—	17,984,494	—
Impairment loss of goodwill	—	32,344,959	—
Provision for loss commitment	—	3,013,000	—
Project cancellation penalty related to Spreadtrum USA [1] acquisition	—	—	1,000,000
Changes in operating assets and liabilities, net off acquisition
Accounts receivable	9,820,201	(7,889,372)	1,760,874
Inventories	(11,267,485)	11,427,855	(11,725,342)
Prepayment, other receivables and other current assets	(4,878,392)	(1,272,815)	2,210,729
Accounts payable	9,303,965	(14,199,778)	6,032,345
Advances from customers	(2,157,294)	(907,039)	14,355,732
Accrued expenses and other liabilities	19,933	(5,231,311)	7,207,443
Income tax payable	1,238,654	(193,660)	177,256

Net cash provided (used in) by operating activities	34,449,910	(18,973,268)	19,723,197

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(14,129,835)	(6,814,589)	(4,008,788)
Acquisition of intangible assets	(8,494,302)	(3,220,504)	(5,701,987)
Acquisition of Spreadtrum USA [1], net of cash acquired	—	(53,730,433)	(1,996,453)
(Increase) in restricted cash	—	—	(11,495,588)
Net (increase) decrease in term deposit	1,369,000	(5,190,370)	(59,243,886)
Acquisition of equity investment	—	(736,250)	(292,933)
Increase in other long-term assets	(6,359,198)	—	—

Net cash used in investing activities	(27,614,335)	(69,692,146)	(82,739,635)

(Continued)

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

( Expressed In U.S. dollars unless otherwise stated )

	Year ended December 31,
	2007	2008	2009
CASH FLOW FROM FINANCING ACTIVITIES

Net proceeds from issuance of shares in the initial public offering	100,197,290	—	—

Borrowings from debt	—	—	43,935,444
Repayment of debt	(593,349)	(731,571)	(3,661,287)

Proceeds from issuance of shares upon exercise of stock options	1,122,165	4,232,466	2,752,803

Proceeds from issuance of shares upon exercise of warrants	58,000	—	—
Share repurchase	—	(14,891,375)	—

Net cash provided by (used in) financing activities	100,784,106	(11,390,480)	43,026,960

Effect of exchange rate changes	2,164,164	779,832	37,218

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	109,783,845	(99,276,062)	(19,952,260)
CASH AND CASH EQUIVALENTS - Beginning of year	47,253,841	157,037,686	57,761,624

CASH AND CASH EQUIVALENTS - End of year	$157,037,686	$57,761,624	$37,809,364

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interests of loan	$—	$—	$816,467
Cash paid for income taxes	$97,903	$807,923	$817,161
NON-CASH INVESTING AND FINANCING ACTIVITIES
Long-term assets applied to acquisition of building	$—	$(2,388,857)	$—
Accounts payable for acquisition of property and equipment	$(1,230,596)	$(634,455)	$(935,488)
Accounts payable for acquisition of intangible assets	$(3,380,753)	$(2,492,379)	$(4,779,775)
Other long-term obligations for acquisition of property and equipment	$(478,064)	$(469,206)	$(272,152)
Other long-term obligations for acquisition of intangible assets	$(1,442,940)	$(564,357)	$(5,191,224)
SPREADTRUM USA ACQUISITION
Cash consideration (including purchase price adjustment)		$57,457,128	$—
Additional consideration due to earn-out arrangement		$—	$2,000,000
Fair value of ordinary shares issued		12,460,369	—
Direct expenses related to the acquisition		808,911	—

Assets acquired (including intangible assets of $28,695,000 in 2008)		$70,726,408	$2,000,000
Purchase consideration settled in cash, and direct expenses related to the acquisition		$58,266,039	$1,996,453
Less: cash and cash equivalents acquired		(4,535,606)	—

Investing cash outflow for acquisition of Spreadtrum USA		$53,730,433	$1,996,453

[1]	The name of “Quorum Systems, Inc.” was changed to “Spreadtrum Communications USA Inc.” (“Spreadtrum USA”) in 2009

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amount expressed in U.S. dollars unless otherwise stated )

1. DESCRIPTION OF BUSINESS

Spreadtrum Communications, Inc. (“Holding”) is incorporated in the Cayman Islands, British West Indies. On June 27, 2007, Holding became listed on NASDAQ in the United States under the market symbol of “SPRD”.

Holding, its subsidiaries and its variable interest entity (“VIE”) (hereafter collectively referred to as the “Company”) is a fabless semiconductor company that designs, develops and markets baseband and radio frequency (“RF”) processor solutions for the wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

Holding’s significant subsidiaries and VIE as of December 31, 2009 included the following:

Name of subsidiary/VIE	Place of incorporation	Date of incorporation/acquisition	Percentage of ownership
Subsidiaries:
Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)	The People’s Republic of China (the “PRC”)	July 18, 2001	100%
Spreadtrum Communications Technology Co., Ltd. (formerly known as Spreadtrum International Trading (Shanghai) Co., Ltd.) (“Shanghai Technology”)	PRC	November 16, 2005	100%
Spreadtrum Communications USA Inc. (formerly known as Quorum System Inc.) (“Spreadtrum USA”)	US	January 15, 2008	100%
Shanghai Han & Qin Investment Co., Ltd (“Han & Qin Shanghai”)	PRC	September 5, 2008	100%

VIE:
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd (“Spreadtrum Beijing”)	PRC	March 30, 2005	37.9% via ownership held by Spreadtrum Shanghai

1. DESCRIPTION OF BUSINESS - continued

Spreadtrum Beijing, a PRC domestic company, was established to perform research and development activities on behalf of Spreadtrum Shanghai and qualify for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing was formed in March 2005 under the names of three PRC nationals who are family members of the Company’s co-founders. In May 2005, the Company entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which the Company provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into a research and development agreement with Spreadtrum Beijing, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and the Company’s co-founders, and the fact that one of the members of the Company’s management is the legal representative of Spreadtrum Beijing, the Company has the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company consolidates the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests to Spreadtrum Shanghai from the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees, therefore do not share the Company’s risks and rewards.

The following balance sheet amounts of Spreadtrum Beijing were included in the Company’s consolidated balance sheets as of December 31, 2008 and 2009:

	December 31,
	2008	2009
Total assets	$1,306,809	$1,478,226

Total liabilities	$359,970	$740,123

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The consolidated financial statements include the accounts of Holding, its wholly-owned subsidiaries and its consolidated VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

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

(d) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash, term deposit, note receivable and accounts receivable. The Company deposits its cash and cash equivalents, restricted cash and term deposit with financial institutions located in jurisdictions where the subsidiaries are located. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. Substantially all revenue was derived from customers located in China, including Hong Kong and Macau.

The following table summarizes note receivable, accounts receivable and revenue from customers which accounted for 10% or more of the note receivable, accounts receivable and/or revenue.

	Note receivable December 31
	2008	2009
Customer G	—	100.0%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d) Concentration of credit risk - continued

	Accounts receivable December 31,
	2008	2009
Customer A	54.9%	15.0%
Customer B	16.0%	—
Customer C	15.2%	43.3%
Customer D	11.8%	—
Customer E	—	21.3%
Customer F	—	18.1%

	Revenue
	Year ended December 31,
	2007	2008	2009
Customer A	—	*	27.1%
Customer C	10.6%	28.5%	15.6%
Customer H	37.1%	30.6%	14.0%

*	Less than 10% in the period.

(e) Cash and cash equivalents

Cash and cash equivalents are cash on demand and time deposits with original maturities of three months or less.

(f) Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance on deposit required by its business partners. The usage of such cash is limited within specified projects and can not be withdrawn for general operation purpose.

(g) Term deposit

Term deposit consists of bank deposit with an original maturity of over three months.

Term deposit with an original maturity of over three months but less than a year is classified as short-term deposit and term deposit with an original maturity of more than a year is classified as long-term deposit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Account Receivables and Note Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. We make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability.

Notes receivables are the bank acceptance notes in the normal course of business. Notes are typically non-interest bearing and have maturities of less than six months. The Company uses the allowance method to account for uncollectable. There were no allowance provided for the year of 2008 and 2009, respectively.

(i) Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost is comprised of direct material and where applicable, direct labor costs and overhead incurred in bringing the inventories to their present location and condition.

The Company estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

Deferred costs consist of product shipped to the customer where the rights and obligations of ownership have passed to the customer, but revenue has not yet been recognized. All deferred costs are stated at cost. The Company periodically assesses the recoverability of deferred costs and provides reserves against deferred cost balances when recovery of deferred costs is not probable. The amount of deferred costs is included in the inventories (refer to Note 4 for details). Recoverability is evaluated based on various factors including the viability of payment and status of customer acceptance.

(j) Property and equipment, net

Property and equipment are stated at cost less the accumulated depreciation and amortization, and are depreciated using the straight-line method over the following estimated useful lives:

Buildings	30 years
Building improvements	10 years
Machinery and equipment	5 years
Office furniture, equipment and vehicles	5-7 years
Computer equipment and software	3-5 years
Leasehold improvements	shorter of lease terms or expected useful life

Costs incurred in constructing new facilities, including capitalized interest and other costs relating to the construction are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Acquired intangible assets, net

Acquired intangible assets consist of software licenses and technology and are amortized using the straight-line method over their estimated useful life of two to fifteen years.

(l) Impairment of long-lived assets

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

The Company recognized impairment loss of $17,428,449 (refer to Note 7 for details), $56,045 (refer to Note 5 for details) and $500,000 (refer to Note 7 for details) on acquired intangible assets, property and equipment and other long-lived assets, respectively in 2008. There were no impairment charges recognized for years ended December 31, 2007 and 2009.

(m) Business combinations

For acquisitions made before December 31, 2008, the acquired assets and liabilities are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. Acquisition of Spreadtrum USA (Note 3) was accounted for using such method.

On January 1, 2009, the Company adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”. Following the adoption, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to former owners of the acquiree, and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Business combinations - continued

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period.

(n) Impairment of goodwill

The Company completes a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Company performs an annual goodwill impairment test on December 31 or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount, and determines whether there is goodwill impairment.

The Company recognized impairment loss on goodwill of $32,344,959 and nil in 2008 and 2009, respectively. Please refer to Note 9 for details.

(o) Revenue recognition

Revenue is generated from the sale of products, including baseband semiconductors and radio frequency transceivers, and the rendering of engineering services, including design services according to customer’s specification, product prototyping, testing services, training and support services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Revenue recognition - continued

The Company recognizes revenue from sales of products, including primarily baseband semiconductors and radio frequency transceivers, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, the Company (i) enters into a master agreement with its customers, which specifies general terms and conditions, or (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. Most of the Company’s arrangements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Accordingly, the Company records revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location. Certain contracts have specified acceptance provisions and for such contracts the Company defers the revenue recognition until the acceptance is obtained. In the event that no acceptance note nor denial note is received, revenue and cost of sales are recognized when the contractual quality inspection period matures. Any payments received prior to revenue recognition are recorded as advance from customers. Certain other contracts include rebate consideration in the form of “free” products and the Company recognizes the cost associated with the “free” products as cost of sales when revenue is recognized.

The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

(p) Government subsidies

Government subsidies related to expense items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets. Government subsidies are originally recorded as liabilities when received and then are recognized as reduction of expense or asset when the Company has reasonable assurance that it complies with the conditions attached to the subsidies.

(q) Shipping and handling costs

Shipping and handling costs relating to sales of $238,799, $132,129 and $46,364 were included in selling expenses for the years ended December 31, 2007, 2008 and 2009, respectively. Shipping and handling costs relating to inventory purchases of $190,074, $306,928 and $239,607 were included as a component of cost of revenue for the years ended December 31, 2007, 2008 and 2009, respectively.

(r) Research and development costs

Research and development cost are expensed as incurred.

(s) Software development costs

The Company accounts for internally generated software development costs in accordance with ASC 350. Capitalization of eligible software development costs begin upon the establishment of technological feasibility and ends when the software is available for internal use. To date, the period between achieving technological feasibility which the Company has defined as establishment of a working model and the general availability of such software is generally very short. Accordingly, the Company has not capitalized any internally generated software development costs and such costs are insignificant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Warranty

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

(u) Share-based compensation

The Company adopted ASC 718, using the modified prospective basis in accounting for share-based compensation. The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes-Merton option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the granter is required to provide services per the conditions of the award. See Note17, “Stock Options and Restricted Share Units” for further details.

(v) Income Taxes

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

Effective January 1, 2007, the Company adopted ASC 740-10-25, pursuant to which the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. See Note 15 for additional information including the impact of adopting ASC 740-10-25 on the Company’s consolidated financial statements.

(w) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income or loss and foreign currency translation adjustment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x) Foreign currency translation and foreign currency risk

The functional currency of Holding and its subsidiaries and VIE, except Spreadtrum Shanghai, Spreadtrum Beijing and Han & Qin Shanghai, is the United States dollar (“US dollar”). Spreadtrum Shanghai, Spreadtrum Beijing and Han & Qin Shanghai’s functional currency is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

The Company has chosen the US dollar as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as a separate component of comprehensive income (loss) in the consolidated statements of shareholders’ equity and comprehensive income (loss). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and term deposit (including short-term deposit and long-term deposit) denominated in RMB amounted to $43,080,819 and $99,846,037 as of December 31, 2008 and 2009, respectively.

(y) Fair value measurements

On January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures, for financial assets and liabilities and non-financial assets and liabilities measured or disclosed at fair value on a recurring basis. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices(unadjusted) in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. See Note 6, “Fair Value Measurements”, for further details.

(z) Income (loss) per share

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa) Recently issued accounting standards

In April 2009, the FASB issued guidance on Recognition and Presentation of Other-Than-Temporary Impairments. This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective no later than periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the consolidated financial statements. In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have any material impact on the consolidated financial statements.

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance eliminates previous exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The revised guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity or a company’s obligation to absorb losses or its right to receive benefits of a entity must be disregarded in applying the other provisions. The revised guidance will be effective for the fiscal year beginning January 1, 2010. The Company does not expect the revised guidance will have a material impact on the Company’s consolidated financial statement.

In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The Company will adopt this guidance at the beginning of its fiscal year 2010, and it does not expect the adoption of this guidance will have a material impact on the Company’s consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa) Recently issued accounting standards - continued

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 although early adoption is permitted. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangement or retrospectively. The Company is currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. The Company does not expect the adoption of this guidance will have a material impact on the Company’s financial statement.

3. ACQUISITION

On January 15, 2008, the Company completed its acquisition of Quorum Systems, Inc. (name of which was changed to Spreadtrum Communications USA Inc. in 2009, “Spreadtrum USA”), a fabless semiconductor company that develops integrated multi-mode radio frequency transceivers in San Diego, California, USA. The combination of the Company’s leading single-chip baseband solutions with Spreadtrum USA’s complementary, low-power high-performance radio frequency designs strengthen the Company’s competitive position in the wireless market, including in 2G, 3G, physical layer software, protocol and applications. The combined entity provided a more complete wireless platform and more design flexibility.

The purchase price included cash of $55,000,000, all of which was paid as of December 31, 2008, and 3,822,199 ordinary shares of the Company at a fair value of $12,460,369, or approximately $3.26 per ordinary share. The fair value of the ordinary shares was based on the average market price of the Company’s ordinary shares over a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The difference between Spreadtrum USA’s assumed assets and assumed liabilities was $2,457,128, which resulted in additional purchase price consideration that the Company was required to pay to Spreadtrum USA’s shareholders as part of the cash component of the transaction within five business days of Spreadtrum USA’s assets and liabilities being deemed final by the Company and Spreadtrum USA. The Company was also required to pay up to an additional $6 million earn-out payment in cash to the former shareholders of Spreadtrum USA, contingent on Spreadtrum USA meeting three performance targets on or prior to January 15, 2010 (the “expiration date”). In the second quarter of 2009, the Company decided to terminate the project related to one performance target and accordingly $1 million penalty was accrued and recorded as general and administration expense in the second quarter of 2009 and was paid out to the former shareholders of Spreadtrum USA in January 2010. In the third quarter of 2009, Spreadtrum USA achieved another performance target and, as a result, the Company paid $1,996,453 earn-out payment to the former shareholders of Spreadtrum USA in 2009, the remaining $3,547 is expected to be paid in 2010. The total $2 million earn-out payment was recorded as goodwill. On the expiration date, the last performance target was not met.

In addition, the Company approved grants of restricted share units (“RSU”) worth of $7 million to employees of Spreadtrum USA. On January 16, 2008, 2,140,434 shares of the approved RSUs were granted. These RSUs shall vest over a three-year period, with 50% vesting when and if the earn-out performance targets are met on or prior to January 15, 2010 and the remaining 50% vesting ratably at the end of each month thereafter over the next twelve months. The RSUs are accounted for as compensation for services as the employees must fulfill employment obligations with the Company over the vesting period in order to benefit from the award. Certain of the RSUs’ vesting condition has been modified during 2009, see Note 17 for details.

3. ACQUISITION - continued

The aggregate purchase price excluding earn-out payment is comprised of the following:

Cash	$55,000,000
Fair value of ordinary shares issued	12,460,369
Purchase price adjustment (difference between assumed assets and liabilities)	2,457,128
Direct expenses related to the acquisition	808,911

Total consideration	$70,726,408

The purchase price was allocated as follows:

Net tangible assets acquired	$3,074,449
Intangible assets:
Completed technology	28,695,000
In Process Research & Development (“IPR&D”) acquired and expensed	6,612,000
Goodwill	32,344,959

Total	$70,726,408

The transaction was accounted using the purchase method of accounting, and accordingly, the acquired assets were recorded at their estimated fair values on the acquisition date. The results of Spreadtrum USA’s operation after the acquisition were included in the statement of operations of the Company.

The purchase price allocation and related net asset valuations were determined by management based on a number of factors including a valuation report provided by a third party valuation firm. The valuation report utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

The fair values of the completed technology and IPR&D were established using a form of income approach known as excess earnings method. The first step to apply the excess earning method was to estimate the future debt-free net income attributable to the intangible assets. The resulting debt-free net income was then reduced by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. These assets include property and equipment, working capital and other intangible assets. The excess earnings attributable to the intangible assets were discounted to present value based on an analysis of the market data of comparable listed companies and the risk profile of the subject intangible asset and the business taken as a whole.

The sum of the estimated debt-free excess earnings discounted to present value, plus the tax benefit of amortization, yields the indicated value of the completed technology and IPR&D.

Spreadtrum USA is mainly engaged in research and development activities and generated limited revenues before being acquired and the inclusion of its operations would not have a significant impact to the Company’s revenues and profit for the years ended December 31, 2007 and 2008, assuming the acquisition occurred as of January 1, 2007 and 2008.

Please see Note 15 for the income tax implication for this acquisition.

4. INVENTORIES

Inventories consisted of the following:

	December 31
	2008	2009
Raw materials	$2,725,330	$3,014,051
Work in progress	1,654,088	3,257,780
Finished goods	9,433,168	15,125,742
Deferred cost	—	4,143,695

	$13,812,586	$25,541,268

Due to the increasing changes in industry standards, technology and end-user preferences experienced in the wireless communications market in 2008 and 2009, inventories became obsolete in a shorter period of time and was written-down by $9,458,100 and $14,524,416 as of December 31, 2008 and 2009, respectively, to reflect the lower of cost or market. The write-down of inventory was $9,052,893 and $5,432,673 in 2008 and 2009, respectively, and included in the “Cost of Revenue”.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31
	2008	2009
Buildings	$15,824,750	$20,052,774
Machinery and equipment	5,772,205	5,134,971
Office furniture, equipment and vehicles	1,433,581	1,376,278
Computer equipment and software	7,070,059	8,013,098
Leasehold and building improvements	3,954,001	4,007,453

	34,054,596	38,584,574

Less: accumulated depreciation, amortization and impairment	(8,904,472)	(11,937,922)

	25,150,124	26,646,652
Construction in progress	653,435	443,360

	$25,803,559	$27,090,012

Depreciation and amortization expense was $2,489,237, $3,632,702 and $3,666,808 for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2008 and 2009, there was no property and equipment pledged as collateral for loans.

The Company recorded an impairment loss of $56,045 in 2008 for obsolete assets and assets to be disposed. There was no impairment charge recognized in 2009.

6. FAIR VALUE MEASUREMENTS

As of December 31, 2009, the Company does not have any financial assets or liabilities that are measured at fair value on a recurring basis subsequent to initial recognition.

The Company is also required to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheets.

Cash and cash equivalents, restricted cash, short-term deposit, accounts receivable, notes receivable, accounts payable, advances from customers, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The Company’s long-term deposit includes bank deposits with original maturities of over 1 year at interest rates set by the People’s Bank of China. The carrying amount of long-term deposit was nil and $43.9 million as of December 31, 2008 and 2009, respectively. The estimated fair value of long-term deposit was nil and $43.9 million as of December 31, 2008 and 2009, respectively.

The Company’s current portion of long-term loans as of December 31, 2008 were mostly interest bearing, while such interests were reimbursed by the Chinese government (refer to Note 11 for details). In April 2009, the Company received RMB 300 million (approximately $43.9 million) of new financing from a Chinese finance institution in the form of a 3-year loan. Interest on borrowings was initially set at 5.40% annually, to be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. A portion of the interest on borrowings under this bank loan will be reimbursed by Chinese government subsidy funds. The carrying amount of long-term loans (including the current portions) was $3.7 million and $43.9 million as of December 31, 2008 and 2009, respectively. The estimated fair value of long-term loans (including the current portions) was $3.6 million and $43.9 million as of December 31, 2008 and 2009, respectively. The fair value is measured using the discounted cash flow technique based on the current rate for comparable loans on the respective valuation date. Significant unobservable input (Level 3) was used for measuring the fair value.

The Company’s other long-term obligations were incurred for intangible assets acquired. The carrying amount of other long-term obligations (including the current portions of $1.6 million and $2.1 million as of December 31, 2008 and 2009 respectively) was $2.7 million and $9.1 million as of December 31, 2008 and 2009, respectively. The estimated fair value of long-term obligations (including the current portions) was $2.6 million and $7.5 million as of December 31, 2008 and 2009, respectively. The fair value is measured using the discounted cash flow technique based on the current rate for comparable loans on the respective valuation date.

7. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consisted of the following:

	December 31
	2008	2009
Intangible assets
Completed technology acquired from Spreadtrum USA	$28,695,000	$28,695,000
Software license and technology	21,850,899	31,846,349

	50,545,899	60,541,349

Less: accumulated amortization
Completed technology acquired from Spreadtrum USA	(1,689,714)	(2,709,570)
Software license and technology	(10,328,110)	(13,782,341)

	(12,017,824)	(16,491,911)

Less: accumulated impairment
Completed technology acquired from Spreadtrum USA	(12,727,250)	(12,727,250)
Software license and technology	(4,701,199)	(4,701,199)

	(17,428,449)	(17,428,449)

Net book value
Completed technology acquired from Spreadtrum USA	14,278,036	13,258,180
Software license and technology	6,821,590	13,362,809

	$21,099,626	$26,620,989

Acquired intangible assets are amortized over the estimated useful life, normally, two to fifteen years. The Company recorded an amortization expense of $3,359,317, $6,314,807 and $4,241,763 for the years ended December 31, 2007, 2008 and 2009, respectively.

The weighted average estimated useful life of software license and technology is 4.17 and 4.03 years as of December 31, 2008 and 2009, respectively while the completed technology acquired from Spreadtrum USA is estimated to be 15 years for both 2008 and 2009.

The Company expects to record amortization expense related to its existing acquired intangible assets of $5,382,581, $3,868,778, $3,072,381, $2,456,631 and $1,505,798 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

7. ACQUIRED INTANGIBLE ASSETS, NET - continued

In connection with rapidly declining market share and demand for the Company’s products, the Company evaluated its intangible assets for impairment in 2008. The impairment charge was determined by comparing the carrying value of intangible assets as of December 31, 2008 with the fair value of the intangible assets. The Company determined the fair value of its intangible assets using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs (Level 3), including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the Company’s industry. Estimates of projected revenues, expenses, capital spending, and other costs are prepared by management. Changes in management estimates to the unobservable inputs in the Company’s valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination. The Company recorded a $17.4 million impairment loss on intangible assets during 2008 to write down these balances to their fair values.

The Company also recorded $3.0 million provision for loss commitment and $0.5 million impairment charge on other long-term assets in connection with an agreement with a third party vendor for acquiring certain technology in 2008. In 2009, the Company capitalized such technology upon the receipt of the intangible asset and recorded cost of $4.8 million, after netting off the prior year’s provisions of $3.5 million for this intangible assets.

The Company has updated its impairment assessment as of December 31, 2009 and believes no further impairment for intangible assets are necessary.

8. EQUITY INVESTMENTS

In September 2008, Spreadtrum Technology established a wholly owned subsidiary in the PRC, Han & Qin Shanghai, through which the Company intends to invest in certain PRC companies. Han & Qin Shanghai entered into an agreement to acquire approximate 39.1% equity interest in Xi’an Chuang Xin Science and Technology Co., Ltd. (“Xi’an Chuang Xin”) for cash of RMB 5 million (approximately $0.7 million). Ping Wu, the Company’s Chairman, is the Chairman of the board of directors of Xi’an Chuang Xin. The main activities of Xi’an Chuang Xin are research and development, marketing and sales of chips for multimedia products such as digital TV.

In December 2009, Spreadtrum Shanghai entered into a joint venture agreement with three other parties to form a joint venture to develop a piece of land adjacent to the Company’s corporate headquarters in Shanghai, China. The joint venture is named Shanghai Zhanxiang Electronics Technology Co., Ltd (“Zhanxiang”). The registered capital of Zhanxiang is RMB 193.5 million (approximately $28.3 million) and Spreadtrum Shanghai would inject capital of RMB 46.4 million (approximately $6.8 million) in exchange of 24% equity interest. In December 2009, Spreadtrum Shanghai injected RMB 2 million in cash (approximately $0.3 million) into Zhanxiang. As described in Note 10, Spreadtrum Shanghai made a prepayment of RMB 46.5 million (approximately $6.8 million) for use rights to this piece of land in 2007 and recorded such prepayment in other long term assets as of December 31, 2008 and 2009. Under a series of agreements entered into by Spreadtrum Shanghai with other investors of Zhanxiang in 2009, Spreadtrum Shanghai would exchange, in substance, the prepayment of land use rights as its investment of 24% equity interest into Zhanxiang.

As of December 31, 2009, Spreadtrum Shanghai had injected only RMB 2 million of its required capital contribution into Zhanxiang. In February 2010, Spreadtrum Shanghai received a refund of its deposit for the land use rights in the amount of RMB 46.5 million (approximately $6.8 million). Thereafter, Spreadtrum Shanghai injected RMB 44.4 million (approximately $6.5 million) into Zhanxiang to complete the capital contribution for its 24% equity interest.

8. EQUITY INVESTMENTS - continued

The Company’s investment as of December 31, 2008 and 2009 are $729,714 and $1,000,614, respectively.

The Company accounted for these investments using the equity method of accounting due to the fact that the Company has significant influence on Xi’an Chuang Xin and Zhanxiang. The Company recorded $6,536 and $22,033 as its share of the net loss of the equity investment in 2008 and 2009, respectively.

9. GOODWILL

The carrying amount of goodwill for the years ended December 31, 2008 and 2009 were as follows:

	December 31
	2008	2009
Beginning of year	$—	$—

Goodwill acquired during the year	32,344,959	—
Adjustment to Goodwill balance(Note 3)	—	2,000,000
Impairment loss	(32,344,959)	—

Ending of year	$—	$2,000,000

The Company conducted its annual impairment test of goodwill at the end of 2008 and 2009. The Company employed an income approach in determining the implied fair value of the goodwill, which requires estimates of future operating results and cash flows of the reporting unit discounted. The estimates of future operating results and cash flows were mainly derived from an updated long-term financial forecast.

The Company recorded $32.3 million impairment loss on goodwill in 2008, mainly due to the decline in the implied fair value of goodwill. The impairment of 2008 was primarily driven by the Company’s updated long-term financial forecast, which indicated lower estimated future cash flows compared to the estimates at the time of the Company completed its acquisition of Spreadtrum USA due to the downturn in the economy. As of December 31, 2009, the implied fair value of goodwill was higher than the carrying value of goodwill, resulting from the profit growth over the year of 2009 and the improvement of economic environment in the second half of 2009. Accordingly, there was no impairment loss on goodwill recognized in 2009.

The adjustment to Goodwill relates to the Spreadtrum USA earn-out payment in 2009 (refer to Note 3 for details).

10. OTHER LONG TERM ASSETS

	December 31
	2008	2009
Deposit in residential building	$2,388,858	$—
Deposit in land use rights(Note 8)	6,796,506	6,802,876
Rental deposits and others	448,478	423,695

	$9,633,842	$7,226,571

Deposit in residential building represents the deposits the Company paid to a third-party company (the “Real Estate Company”) as of December 31, 2008, as down payments to buy certain units in the residential building next to the Company’s principal offices in Shanghai, which is used for visitors’ accommodation. The total deposits of $2.4 million were treated as part of payment for the acquisition of these residential units in 2009, which are included in buildings in property and equipment.

On January 31, 2007, Spreadtrum Shanghai signed a contract (“land purchase contract”) with Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. for the land use rights of a parcel of undeveloped land for approximately RMB 46.5 million (approximately $6.8 million). As of December 31, 2008 and 2009, the total purchase price of this land use rights was fully paid and was reported as other long-term assets. As described in Note 8, Spreadtrum Shanghai would exchange, in substance, the prepayment of land use rights into a 24% equity interest into Zhanxiang pursuant to a series of agreements entered in 2009.

11. INDEBTEDNESS

In July 2004, the Company entered into an interest-free loan agreement denominated in RMB with Shanghai Enterprise Incorporation Investment Co. Ltd., a local government entity. The total facility under this agreement is RMB 21 million (approximately $3.1 million). By the end of 2008, the Company had fully used the facility. As of December 31, 2008, the Company repaid RMB 16 million (approximately $2.3 million) and the remaining balance was RMB 5 million (approximately $0.8 million). As of December 31, 2009, the Company repaid all of the remaining balance of RMB 5 million (approximately $0.8 million).

In May 2006, the Company entered into a three-year loan agreement for RMB 20 million (approximately $2.9 million) with a PRC financial institution which bears interest at 6.03% per annum. The local government agreed to reimburse all of the loan interest in support of the development of high technology entities. The loan principal of RMB 20 million (approximately $2.9 million) was repaid on May 29, 2009.

In April 2009, the Company entered into a 3-year loan agreement for RMB 300 million (approximately $43.9 million) with a PRC financial institution, all of which was drawn down in April 2009. The bank loan is unsecured and bears interest at 5.40% per annum initially which will be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. The Chinese government has agreed to reimburse a portion of the interest expense on the bank loan.

11. INDEBTEDNESS - continued

Long-term loans were as follows:

	December 31
	2008	2009
Long-term loan, current portion	$3,657,859	$—
Long-term loan, non-current portion	—	43,935,444

	$3,657,859	$43,935,444

12. OTHER LONG-TERM OBLIGATIONS

The Company entered into several software, license and technology agreements for acquired intangible asset which are to be settled by installment payments. Installments payable under the agreements as of December 31, 2008 and 2009 are as follows:

	December 31
	2008		2009
Maturity	Face value	Discounted value	Face value	Discounted value
2009	$1,598,904	$1,560,728	$—	$—

2010	985,904	910,152	$2,123,096	$2,078,527

2011	142,160	123,411	392,718	363,089

2012	—	—	325,000	288,847

2013	—	—	750,000	637,729

After 2013	—	—	5,500,000	4,173,711

	$2,726,968	$2,594,291	$9,090,814	$7,541,903
Less: Current portion of other long-term obligations	1,598,904	1,560,728	2,123,096	2,078,530

Long-term portion of other long-term obligations	$1,128,064	$1,033,563	$6,967,718	$5,463,373

These other long-term obligations were interest free, and the present value was discounted using the Company’s weighted-average borrowing rate of 6.03% and 5.40% per annum for 2008 and 2009, respectively.

The current portion of other long-term obligations is recorded as part of “accounts payable” on the balance sheet.

Accretion of the discount was $32,842, $149,032 and $191,210 for the years ended December 31, 2007, 2008 and 2009, respectively, and they were recorded in interest expense.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31
	2008	2009
Accrued employee compensation	$3,071,702	$2,984,915
Employee individual income tax payable withheld	175,412	875,236
Accrued royalty	323,259	1,228,680
Accrued warranty	537,209	136,239
Customer deposit and reimbursement	722,201	935,363
Government subsidies	993,139	2,617,678
Accrued professional service fee	1,401,500	539,770
Accrued rebate to customers	1,113,062	555,737
Provision for loss commitment	3,013,000	52,449
Customer funds received to subsidize TD-SCDMA product development	—	5,739,386
Accrued penalty related to Spreadtrum USA acquisition	—	1,003,547
Other accrued expenses and current liabilities	1,332,198	1,218,158

	$12,682,682	$17,887,158

Provision for loss commitment

In January 2008, the Company signed an agreement with a third party vender to acquire certain technology. In the agreement, the Company committed to pay $10 million over the next seven years including licensing fees and guaranteed royalty payments even if no products were sold using the acquired technology. In connection with deteriorating global economic conditions, the related mobile phone market did not materialize as projected by the Company when the agreement was signed. The Company evaluated the commitment for impairment at the end of 2008 and determined the fair value of the project and related intangible asset using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the semiconductor industry. As a result of the analysis, the Company recorded a $3.5 million write-off in the fourth quarter of 2008, of which $3.0 million was accrued as provision for loss commitment and $0.5 million was recorded as impairment charge on the other long-term assets as of December 31, 2008. In 2009, the Company received the related technology and recorded intangible asset of $4.8 million, its estimated fair value, which is net off this provision.

In 2009, the Company recorded $52,449 provision for loss commitment related to open purchase orders for its old version of baseband semiconductors.

Royalty

The Company has entered into certain license and technology agreements with third parties, which require the Company to pay royalty for sale of products using the relevant technology license or to pay the minimum royalty according to the term of the agreement. The Company recorded royalty expense of $4,649,633, $3,267,360 and $3,228,805 for the years ended December 31, 2007, 2008 and 2009, respectively. Royalty expense is included as part of cost of revenue.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Warranty

The change in accrued warranty costs was summarized as follows:

	December 31
	2008	2009
Beginning balance	$1,724,256	$537,209
Warranty provision	252,644	636,968
Warranty cost incurred	(1,439,691)	(1,037,938)

Ending balance	$537,209	$136,239

The Company offers a one-year warranty on all of its products and accrues the estimated cost of product warranty at the time revenue is recognized. The Company spent considerable research and development (“R&D”) resources in 2008 and 2009 to improve its products’ qualities and has seen significant improvement in the quality in its newer basebands. Accordingly, the return volume of “defective” products has decreased significantly in 2009 compared to 2008.

Government subsidies

The Company received subsidies from the Chinese government to fund certain research and development activities and acquisition of equipment.

Amounts of $858,507, $2,234,764 and $1,510,864 of the government subsidies received has been applied to research and development activities and recorded as a reduction of research and development expenses incurred for the years ended December 31, 2007, 2008 and 2009, respectively.

Amounts of nil, $907,149 and $1,017,956 of the government subsidies received have been used for the acquisition of specific equipment and recorded as a reduction of the cost of that equipment for the years ended December 31, 2007, 2008 and 2009, respectively.

Included in the accrued expenses and other current liabilities of the consolidated balance sheets as of December 31, 2008 and 2009 were government subsidies of $993,139 and $2,617,678, respectively, not yet applied as the unfulfilled conditions for those specific research and development projects to earn the subsidies.

Customer funds received to subsidize TD-SCDMA product development

Spreadtrum Shanghai entered into two multi-party contracts with a customer in the second quarter of 2009 to participate in the customer sponsored subsidized program for the promotion of TD-SCDMA product. According to the contracts, the customer will contribute certain research and development funds to Spreadtrum Shanghai to subsidize its research and development of TD-SCDMA product if Spreadtrum Shanghai achieves certain milestones and targets. If Spreadtrum Shanghai were to fail in achieving certain milestones and targets, Spreadtrum Shanghai would be required to return all research and development funds received and, in addition, be subject to penalties equal to a portion of the funds received. As of December 31, 2009, Spreadtrum Shanghai has received RMB 39.2 million (approximately $5.7 million) funds from the customer which is included in accrued expenses and other liabilities.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Customer funds received to subsidize TD-SCDMA product development - Continued

In 2009, Spreadtrum Shanghai reached a major milestone as the handsets passed several critical performance tests, which were required under the terms of the agreements. With the passing of these tests and the expectation of achieving the remaining milestones and targets, Spreadtrum Shanghai anticipates that the performance of the contracts will be substantially completed in 2010. Upon such completion, Spreadtrum Shanghai expects to recognize up to RMB 88.2 million (approximately $12.9 million) of subsidies, which will be recorded as a reduction of research and development expenses.

14. SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with guidance of “Disclosures about Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment of baseband processor and RF solutions, and all financial segment information required can be found in the consolidated financial statements.

The following table summarizes the Company’s revenue generated from different geographic locations for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31
	2007	2008	2009
Mainland China, excluding Hong Kong and Macau	$74,131,841	$62,064,315	$9,232,369
Hong Kong and Macau	70,771,156	37,492,230	89,175,527
Others	563,465	10,380,396	6,661,794

Total	$145,466,462	$109,936,941	$105,069,690

The following table summarizes the Company’s revenue generated from sales of baseband and radio frequency transceivers and turnkey solutions for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31
	2007	2008	2009
Baseband and radio frequency transceivers	$127,079,025	$102,373,987	$104,545,729
Turnkey solutions	18,387,437	7,562,954	523,961

Total	$145,466,462	$109,936,941	$105,069,690

Most of the Company’s long-lived assets were located in the PRC except intangible assets and property and equipment of Holding (disclosed in Note 22) which were located in Cayman.

15. INCOME TAXES

Holding is a tax-exempted company incorporated in the Cayman Islands.

On January 1, 2008, a new corporate income tax law (“new CIT law”) in China took effect. The new CIT law applies a uniform 25% corporate income tax rate to both foreign invested corporations and domestic corporations. Under the prior tax regime, foreign-invested corporations were generally subject to a 30% state tax rate plus a 3% local tax rate for a total tax rate of 33%. The new CIT law provides a five-year transition period from its effective date for those corporations which were established before the promulgation date of the new CIT law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Under the new CIT law, the preferential income tax rate of 15% will continue to be granted to corporations that qualify as “new and high technology corporations strongly supported by the state”. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of corporations which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlap with preferential policies provided by the new CIT, a corporation may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Once determined, the implemented tax policy cannot be changed.

Before 2008, Foreign-invested Integrated Circuit (“IC”) design corporations were entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified Foreign-invested IC design corporation, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as a “new and high technology corporations strongly supported by the state” from the relevant tax authorities in December 2008. Since the new CIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate will increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22% and 24%, respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15% preferential tax rate after the transition period expires after 2012 if it continually qualifies as “new and high technology corporations strongly supported by the state”.

Before 2008, as a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Spreadtrum Beijing was subject to PRC income tax at a preferential tax rate of 15%, and was entitled to an income tax exemption from 2005 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2010 based on the approval obtained from the tax authority. Pursuant to the new CIT law, Spreadtrum Beijing was subject to 25% tax rate starting from 2008 since it did not qualify as “new and high technology corporations strongly supported by the state”. It has entered its first year of accumulated profit making and started to pay income tax in 2009.

Shanghai Technology was established in Shanghai Waigaoqiao Free Trade Zone and was subject to PRC income tax at a preferential rate of 15% in 2007. It has entered its first year of accumulated profitability and started to pay income tax in 2007. Because Shanghai Technology is located in Shanghai Pudong New District, it was subject to a transitional income tax rate of 18% in 2008, 20% in 2009 and will be subject to graduated increase of income tax rate to 25% by 2012.

Spreadtrum USA is subject to US federal and state income taxes of 34% and 8.84%, respectively. The state income tax paid is deductible for US federal income tax purposes and the combined US federal and state income tax rate is approximately 39.8%.

15. INCOME TAXES - continued

The provision for income taxes, by location of the taxing jurisdiction, for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
PRC Current:	$1,260,175	$995,202	$945,617
PRC Deferred:	(244,120)	(1,196,953)	(66,989)

	$1,016,055	$(201,751)	$878,628

US Current:	87,432	(379,372)	(3,935)
US Deferred:	(86,651)	782,136	150,000

	$781	$402,764	$146,065

Total provision for income taxes	$1,016,836	$201,013	$1,024,693

The significant components of the Company’s deferred income tax assets and liabilities consisted of the following:

	December 31
	2008	2009
Deferred tax assets:
Research and development credits	$4,009,133	$3,978,248
Reserves and accruals recognized in different periods	2,013,453	2,561,216
Fixed assets basis difference	60,030	94,942
Tax loss carrying forward	9,275,803	7,189,417
Others	188,943	609,320

	$15,547,362	$14,433,143
Less valuation allowance	(13,495,606)	(12,516,413)

Deferred tax assets	$2,051,756	$1,916,730

Analysis as:
Current	$1,371,720	$1,346,985
Non-current	680,036	569,745

Deferred tax liabilities:
Deferred tax liabilities	$(53,370)	$—

Analysis as:
Current	$(53,370)	$—
Non-current	—	—

The net change of the deferred tax assets and deferred tax liability between 2008 and 2009 is $83,014.

In early 2008, the Company acquired Spreadtrum USA. The deferred tax liability of $14.3 million related to this acquisition was offset by the deferred tax asset related to the net operating loss and tax credits of Spreadtrum USA carryover from prior years, which was in excess of the deferred tax liability.

15. INCOME TAXES - continued

In December 2008, the Company formed SPRD LLC and merged Spreadtrum Communications Corporation, a California corporation and its wholly-owned subsidiary, into SPRD LLC. Subsequently, the Company contributed 100% of its interest in SPRD LLC to Spreadtrum USA. All of Spreadtrum Communications Corporation’s tax attributes, i.e. operating loss carryover, Federal and California R&D credits will be carried over into Spreadtrum USA.

As of December 31, 2009 and 2008, the Company had approximately $57.5 million and $61.2 million of tax loss carry forwards available to offset against future taxable income respectively, certain amounts of which will expire in varying amounts from 2014 to 2028 (from 2021 to 2028 for Year 2008).

As of December 31, 2009 and 2008, the Company had approximately $4.0 million and $4.0 million of research and development credits respectively, certain amounts of which will expire in varying amounts from 2021 to 2029 for 2009 and from 2021 to 2028 for 2008.

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

In 2008 and 2009, based on the current profit, projected future profitability and other available evidences, the Company believes that it will likely not realize the deferred tax assets resulting from the tax loss carried forward in the future periods. Thus, a valuation allowance was provided for deferred tax assets.

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

The Company adopted the provisions of ASC 740-10-25 effective January 1, 2007. Based on the analysis performed, the Company has made its assessment of the relevant level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of ASC 740-10-25 did not have any material impact on the Company’s financial position or results of operations.

As of December 31, 2007, 2008 and 2009, unrecognized tax benefits were approximated $2.0 million, $2.6 million and $2.6 million, respectively. The total amount of unrecognized tax benefit if recognized that would favorably affect the effective tax rate is $1.5million, $1.7 million and $1.9 million at end of year 2007, 2008 and 2009, respectively.

15. INCOME TAXES - continued

The Company expects it will decrease its income tax liability by $1.7 million for unrecognized tax benefits within the next 12 months if approved by the relevant tax authority.

Unrecognized Tax Benefit—January 1, 2007	$1,829,225

Gross increases—tax positions in prior period	161,110
Gross increases—tax positions in current period	79,600
Lapse of statute of limitations	(48,842)

Unrecognized Tax Benefit—December 31, 2007	2,021,093

Gross increases—tax positions in current period	609,704
Lapse of statute of limitations	(64,592)

Unrecognized Tax Benefit—December 31, 2008	$2,566,205

Gross increases—tax positions in current period	198,966
Lapse of statute of limitations	(181,190)

Unrecognized Tax Benefit—December 31, 2009	$2,583,981

The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions was immaterial. In 2008 and 2009, the Company accrued interest of $0.2 million each year related to the uncertain tax positions.

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

Spreadtrum USA’s federal income tax returns for 2006 through 2009 and California state income tax returns for 2005 through 2009 are open tax years, subject to examination by the relevant tax authorities.

15. INCOME TAXES - continued

Reconciliation between the total income tax expense (benefit) computed by applying the applicable corporate income tax rate of 33% and 25% to the income (loss) before taxes and the actual income tax expense was as follows:

	2007	2008	2009
PRC Income Tax Rate	33%	25%	25%
Effect of different tax rate of Holding and subsidiaries	-14%	1%	-37%
Effect of tax rates in foreign jurisdictions	2%	—	-4%
Expense not deductible for tax purpose	—	-14%	1%
Benefit of Tax Holiday	-6%	1%	—
Change in valuation allowance	-11%	-15%	8%
Other	1%	2%	1%

	5%	-0%	-6%

The aggregate amount and per share effect of the tax holiday are as follows:

	2007	2008	2009
The aggregate dollar effect	$(1,220,176)	$(2,468,339)	$—
Per share effect—basic	$(0.02)	$(0.02)	$—
Per share effect—diluted	$(0.01)	$(0.02)	$—

Undistributed earnings of the Company’s PRC subsidiaries of approximately $9.6 million at December 31, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon.

16. SHAREHOLDERS’ EQUITY

Convertible preference shares

In January and May 2007, warrants to purchase 13,334 and 276,665 ordinary shares were exercised at an exercise price of $0.20 per share.

In connection with the Company’s initial public offering completed in June 2007, all of the Company’s issued and outstanding convertible preference shares were converted to 82,723,721 ordinary shares at the ratio of 1 to 1.

Ordinary shares

In June 2007, the Company offered 8,000,000 American Depositary Shares (“ADSs”), representing 24,000,000 ordinary shares, at $14 per ADS to the public, and raised proceeds of $100,197,292, net of issuance costs of $11,802,708. The Company’s ADSs are traded on the NASDAQ in the United States.

In March 2008, the Company adopted a share repurchase program enabling it to repurchase up to an aggregate of 2,274,066 ADSs or $20,000,000 of its ADSs. The share repurchase program continued until May 27, 2008. As of December 31, 2008, the Company had repurchased an aggregate of 1,784,848 ADSs, representing 5,354,544 ordinary shares, on the open market for total cash consideration of $14,891,375.

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS

In 2001, the Company adopted the 2001 Stock Plan (the “2001 Plan”). The Company originally reserved 5,100,000 ordinary shares for issuance to employees, directors and consultants under the Plan. Options granted under the 2001 Plan may be incentive stock options, nonqualified stock options or stock purchase rights. Options granted under the 2001 Plan generally vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The Company ceased to grant options under the 2001 Plan after June 26, 2007. As of December 31, 2009, 7,567,832 options were outstanding under the 2001 Option Plan.

In 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”). The Company originally reserved 15,000,000 ordinary shares for issuance to employees, directors and consultants under the 2007 Plan. As of December 31, 2007, 2008 and 2009, the authorized number of shares issuable under the Plan was 15,000,000, 20,076,580 and 26,788,107, respectively. The 2007 Plan permits the grant of incentive stock options, nonqualified stock options, restricted shares, restricted share units (“RSUs”), share appreciation rights, performance units and performance shares, stock purchase rights. Shares options granted under 2007 Incentive Plan are generally vested over a four year period. As of December 31, 2009, 15,283,300 options and 5,833,218 RSUs were outstanding under the 2007 Incentive Plan.

Restricted share units (“RSUs”) may be granted at any time and from time to time as determined by the Company. The Company will set vesting criteria in its discretion, which will determine the number of restricted share units that will be paid out to the participant. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the Company.

The Company has not issued any restricted shares, performance units, performance shares and stock purchase rights as of December 31, 2009.

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

The Company adopted the provisions of ASC 718 effective January 1, 2006 and recorded compensation expense of $5,757,865, $8,348,207 and $9,698,738 for the years ended December 31, 2007, 2008 and 2009, respectively.

Stock Options to Employees

The following is a summary of stock option activities under the 2001 and 2007 Plan in 2009:

	Number of options outstanding	Weighted average exercise price
Balance at December 31, 2008	19,520,808	$1.54
Granted (weighted average fair value of $0.57 per share)	12,808,229	$0.78
Exercised	(3,325,518)	$0.83
Forfeited	(6,152,387)	$1.82

Balance at December 31, 2009	22,851,132	$1.14

Additional information regarding options outstanding as of December 31, 2009 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Options outstanding	22,851,132	$1.14	7.55 years	$20,293,710
Options vested and expected to vest	13,391,265	$1.10	7.56 years	$12,345,294
Options exercisable	7,478,944	$1.95	4.07 years	$3,487,120

As of December 31, 2009, there was $5,701,381 in unrecognized compensation expense related to unvested stock options granted under the 2001 and 2007 Plan, which is expected to be recognized over a weighted-average period of 1.47 years.

On December 16, 2008, the Company granted 5,202,500 options to certain employees. These options vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The exercise price of these options is $0.37 per share. There is no intrinsic value associated with these option grants.

In 2009, the Company granted 12,808,229 options to certain employees. These options, except 403,000 options granted on May 26, 2009, vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The 403,000 options granted on May 26, 2009 vest over a three-year period, with 1/36 vesting per month. The weighted average exercise price of these options is $0.78 per share. There is no intrinsic value associated with these option grants.

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

The following table summarizes information regarding options granted in the year ended December 31, 2009:

Grant date	Number of Options issued	Exercise Price
February 23, 2009	407,835	$0.32
May 26, 2009	403,000	$0.56
May 26, 2009	3,568,594	$0.56
June 8, 2009	850,000	$0.80
June 19, 2009	7,049,800	$0.86
November 14, 2009	529,000	$1.80

	12,808,229

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $2.19, $0.24, and $0.57, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009, was $458,623, $12,076,172, and $1,840,583, respectively.

Option modification

In February 2009, the Company offered an option exchange to certain outstanding options granted under the Company’s 2001 Stock Plan, which reduced the number of options and exercise prices of these options. The offer is to exchange the eligible outstanding options, whether vested or unvested, for new options to be granted under the Company’s 2007 Equity Incentive Plan. Each new option will be subject to the terms of the 2007 plan with a new vesting period which is the first 3 months cliff vesting, monthly pro rata vesting for the remaining vesting period around 3 years of 10 years’ life period. There were total 1,468,813 shares of original options from 77 employees exchanged to 407,835 shares of new options under this program. The Company compared the fair value of the modified options against the original awards as of the modification date and concluded that there is no incremental compensation cost to be recognized as the number of awards have been reduced during the modification. The modification, the weighted average exercise price before and after the modification are $2.55 and $0.32 respectively.

The Company values options using the Black-Scholes-Merton option pricing model. The following assumptions were used in determining the fair value of the options for the years ended December 31, 2007, 2008 and 2009, respectively.

	Year ended December 31
	2007	2008	2009
Risk-free rate of return	4.60%	1.55%	2.68%
Expected life	6.30 years	6.10 years	6.08 years
Expected volatility rate	53%-56%	74%	82-85%
Dividend yield	Nil	Nil	Nil

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

Prior to the Company’s initial public offering on June 27, 2007, the Company estimated the fair value of the Company’s ordinary shares by weighing the market multiple methodologies and the discounted cash flow methodology equally. The Company’s total equity value was then allocated among the Company’s preference shares and ordinary shares.

For the market multiple methodologies, the Company considered the profile and performance of seven publicly traded semiconductor companies deemed comparable to the Company. The Company applied an enterprise-value-to-revenue multiple as the metric. Adjustments to the ratio were made by taking into consideration several factors, including the differences between the Company and the comparable companies in terms of revenue growth rate, profitability, the Company’s leading position in TD-SCDMA technology, proximity to manufacturing base for wireless handsets and market opportunity.

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

The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of each stock option grant in 2008 and 2009. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price and four comparable companies’ stock prices. The Company has applied the provisions of ASC 718-10-S99 regarding the use of the simplified method in developing estimates of the expected lives of stock options. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. Expected dividend yield is determined in view of the Company’s historical dividend as well as expected future pay out rate.

In 2007, 2008 and 2009, the Company issued options to part-time employees and board members to purchase 350,000, nil and 1,755,000 ordinary shares at exercise prices in the range of $0.56 - $3.96 per share. These options are accounted for as equity awards. The options issued have 25% cliff vesting on their first anniversary, and the remaining shares vest 1/48 per month thereafter. The options expire 10 years from the date of grant.

The Company recorded share-based compensation expense of $392,380, $361,180 and $335,327 relating to these option grants for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, 3,353,640 and 1,613,420 options granted to part time employees and board members were outstanding and exercisable, respectively.

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

RSUs to Employees

The following table summarizes information regarding RSUs granted in the year ended December 31, 2009:

Grant date	Number of RSUs issued	Fair value on grant date
May 26, 2009	707,278	$0.56
June 19, 2009	795,000	$0.86
November 14, 2009	360,000	$1.80

	1,862,278

The shares were granted in anticipation of services to be provided from the employee during the respective vesting periods. The Company accounts for RSUs in accordance ASC 718 and records the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. The Company granted 10,317,434 and 1,862,278 RSUs, with an aggregate grant-date fair value of approximately $28.8 million and $1.73 million, for the year ended December 31, 2008 and 2009, respectively. During the year ended December 31, 2008 and 2009, 49,371 and 2,786,688 RSUs vested with a total grant date fair value of $0.10 million and $7.74 million, respectively. The fair value at the vesting date of the RSUs vested in 2008 and 2009 are about $0.07 million and $2.63 million respectively.

The following is a summary of RSU activities under the 2007 Plan in 2009:

	Number of RSUs outstanding	Weighted- average grant- date fair value
Unvested balance at December 31, 2008	8,563,875	$2.76
Granted	1,862,278	$0.93
Vested	(2,786,688)	$2.78
Forfeited	(1,756,247)	$2.89

Unvested balance at December 31, 2009	5,883,218	$2.13

As of December 31, 2009, there was $8,226,428 in unrecognized compensation expense related to unvested share-based compensation of RSUs granted under the 2007 Plan, which is expected to be recognized over a weighted-average period of 1.29 years.

17. STOCK OPTIONS AND RESTRICTED SHARE UNITS - continued

RSU modification

In December 2009, the Company’s Board of Directors approved an RSU modification to extend the deadline from January 15, 2010 to July 15, 2010 of the performance conditions for certain RSUs granted on January 16, 2008 (Note 3). Other terms of the option grants remain unchanged. The Company compared the fair value of the modified RSUs against the original awards as of the modification date and concluded that there is incremental compensation cost of $0.55 million to be recognized over the remaining vesting period (up to July 2010). Insignificant incremental charge has been recognized in 2009 due to proximity of modification date to the year end.

Stock Reserved for Future Issuance

As of December 31, 2009, the Company reserved the following shares of authorized but unissued ordinary shares for future issuance:

Stock options outstanding	22,851,132
RSUs outstanding	5,883,218
Ordinary shares available for grant	1,739,733

30,474,083

18. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Company is required to maintain one statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Company’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of net profit to Holding in the form of dividends. As of December 31, 2008 and 2009, total restricted net assets held by the Company’s PRC subsidiaries were $30,052,575 and $31,405,151, respectively, which were not available for distribution to the Company. These amounts are made up of the registered capital of the Company’s PRC subsidiaries and the statutory reserves.

The Company has statutory reserve balance of $860,219 and $1,069,848 as of December 31, 2008 and 2009.

19. RETIREMENT PLAN

The Company’s local PRC employees are entitled to a retirement benefit, based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed pension plan equivalent to 22.0% of the monthly basic salary of current local PRC employees. Local PRC employees are required to make contributions equivalent to 8% of their basic salary. The Company’s contribution to the pension plan was $1,257,668, $1,750,311 and $1,903,948 for the years ended December 31, 2007, 2008 and 2009, respectively. The retirement benefits do not apply to expatriate employees.

In August 2001, the Company adopted a 401(k) plan for its expatriate employees and employees of a US subsidiary whereby eligible employees may contribute up to 15% of their compensation, on a pretax basis, subject to the maximum amount permitted by the Internal Revenue Code. Spreadtrum USA’s 401(k) plan is subject to the same limitation. The Company is not required to, and has not contributed to, either of these two 401(k) Plans.

20. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31
	2007	2008	2009
Net income (loss) attributable to holders of ordinary shares	$21,067,078	$(78,678,150)	$(19,316,469)

Weighted average shares outstanding - basic	73,037,662	131,510,359	134,431,135
Potential dilutive shares:
- Convertible preference shares	40,341,978	—	—
- Warrants	420,427	—	—
- Stock options	14,945,018	—	—

Weighted average shares outstanding - diluted	128,745,085	131,510,359	134,431,135

Income (loss) per share - basic	$0.29	$(0.60)	$(0.14)
Income (loss) per share - diluted	$0.16	$(0.60)	$(0.14)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

20. EARNINGS PER SHARE - continued

Outstanding stock options of 6,322,899 shares were excluded in the computation of diluted earning per share in 2007 due to their antidilutive effect. For the year ended December 31, 2008 and 2009, ordinary share equivalents outstanding of 28,084,683 and 28,734,350 shares of stock options and RSUs, were excluded in the computation of diluted loss per share, as their effect would have been antidilutive due to the net loss reported in such period.

21. COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Company has entered into operating leases for certain office space and equipment, some of which contain renewal options. As of December 31, 2009, future minimum lease payments under non-cancelable operating leases were as follows:

Years Ending
December 31, 2010	$581,348
December 31, 2011	214,200

Total minimum lease payments	$795,548

Rental expense under operating leases totaled $1,045,864, $1,657,387 and $1,219,194 for the years ended December 31, 2007, 2008 and 2009, respectively.

Commitment to Purchase technology

On September 30, 2009, the Company entered into an agreement with a third party vender to license certain technology. In the agreement, the Company committed to pay to the vender a non-refundable, pre-paid license fee of $1.7 million over the next two years.

As of December 31, 2009, future minimum payments under this commitment were as follows:

Years Ending
December 31, 2010	$478,000	Pre-paid license fee
December 31, 2011	1,200,000	Pre-paid license fee

Total minimum payments	$1,678,000

Other commitment

As of December 31, 2009, the Company is committed to inject additional capital into Zhanxiang refer to Note 8 for details.

Legal contingencies

The Company is a party to legal matters and claims that are normal in the course of its operations. The Company has received some notices of claims for infringement of certain intellectual property, but believes that the likelihood of losses arising from such claims is remote as of December 31, 2009. While the Company also believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations and cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

22. Additional information — Condensed financial statements of Holding (Holding only)

Under PRC regulations, foreign-invested companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Holding’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund general reserve funds unless such reserve funds have reached 50% of its respective registered capital. These reserves are not distributable in the form of cash dividends to Holding.

As of December 31, 2009, the amount of restricted net assets of the PRC subsidiaries which may not be transferred to Holding in the forms of loans, advances or cash dividends without the consent of PRC government authorities, was more than 25% of the Company’s consolidated net assets.

The following presents condensed financial statements of Holding only, as required by Rule 12-04 of Regulation S-X.

a) Condensed balance sheets

(Expressed In U.S. dollars unless otherwise stated)

	December 31
	2008	2009

ASSETS
Current assets
Cash and cash equivalents	$7,853,150	$7,240,678

Due from subsidiaries and variable interest entity (“VIE”)	57,718,629	40,695,930
Other current assets	2,594,245	4,941,053

Total current assets	68,166,024	52,877,661

Property and equipment, net	399,700	700,856

Acquired intangible assets, net	18,336,375	25,361,031

Investment in subsidiaries and VIE	53,522,355	56,815,431

Other long-term assets	958,876	218,200

Total assets	141,383,330	135,973,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Accounts payable	1,924,397	5,047,356

Due to subsidiaries and VIE	10,271,004	2,353,614
Accrued expenses and other current liabilities	5,165,100	5,965,473

Income tax payable	2,103,301	2,858,889

Total current liabilities	19,463,802	16,225,332
Other long-term obligations	502,688	5,176,798

Total liabilities	19,966,490	21,402,130

Shareholders’ equity
Ordinary shares, $0.0001 par value, 550,000,000 shares authorized, 131,979,214 and 138,091,420 shares issued and outstanding in 2008 and 2009, respectively	13,198	13,809
Additional paid-in capital	201,612,851	214,063,782
Accumulated other comprehensive income	2,669,564	2,688,700
Accumulated deficit	(82,878,773)	(102,195,242)

Total shareholders’ equity	121,416,840	114,571,049

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,383,330	$135,973,179

b) Condensed statement of operations

(Expressed In U.S. dollars unless otherwise stated)

	Year ended December 31,
	2007	2008	2009

Revenue	$29,149,774	$12,707,964	$17,642,354

Cost of revenue	14,424,383	10,184,193	13,404,237

Gross profit	14,725,391	2,523,771	4,238,117

Operating expenses	16,906,271	14,885,132	14,450,278

(Loss) from operations	(2,180,880)	(12,361,361)	(10,212,161)

Equity in profit (loss) of subsidiaries and VIE	20,422,368	(66,863,554)	(7,573,034)

Other income (expenses)	3,284,858	961,798	(596,495)

Income (loss) before income taxes	21,526,346	(78,263,117)	(18,381,690)

Income tax expense [1]	459,268	415,033	934,779

Income (loss) attributable to shareholders of ordinary shares	$21,067,078	$(78,678,150)	$(19,316,469)

[1]	Income tax expense mainly consisted of PRC and US withholding income tax expense and accrued interest of ASC 740-10-25 liabilities

c) Condensed statements of cash flows

(Expressed In U.S. dollars unless otherwise stated)

	Year ended December 31,
	2007	2008	2009

CASH FLOW FROM OPERATING ACTIVITIES REPRESENTED BY NET CASH PROVIDED BY(USED IN) OPERATING ACTIVITIES	(15,322,888)	(22,882,151)	4,900,814

CASH FLOW FROM INVESTING ACTIVITIES

Acquisition of property and equipment	(375,288)	(223,870)	(747,710)

Acquisition of intangible assets	(3,416,374)	(1,704,363)	(5,518,379)

Acquisition of Spreadtrum USA	—	(53,730,433)	—

(Increase) decrease in investment in subsidiaries and VIE	(10,000,000)	(8,620,000)	(2,000,000)

Net cash used in investing activities	(13,791,662)	(64,278,666)	(8,266,089)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of Series B preferred stock upon exercise of warrants	58,000	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	1,122,165	4,232,466	2,752,803

Proceeds from initial public offering, net of issuance costs	100,197,290	—	—

Share repurchase	—	(14,891,375)	—

Net cash provided by (used in) financing activities	101,377,455	(10,658,909)	2,752,803

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	72,262,905	(97,819,726)	(612,472)
CASH AND CASH EQUIVALENTS - Beginning of year	33,409,971	105,672,876	7,853,150

CASH AND CASH EQUIVALENTS - End of year	$105,672,876	$7,853,150	$7,240,678

d) Notes to condensed financial statements

1.	The condensed financial statements of Holding have been prepared in accordance with U.S. GAAP.

2.	Holding records its investment in subsidiaries and VIE under the equity method. Such investment to subsidiaries and VIE are presented on the balance sheets as interests in subsidiaries and VIE and the profit (loss) of the subsidiaries and VIE is presented as equity in profit (loss) of subsidiaries and VIE on the statement of operations.

3.	As of December 31, 2009 and 2008, there were no material contingencies, significant provisions of long-term obligations of Holding, except for those which have been separately disclosed in the Consolidated Financial Statements.

*    *    *    *    *