Form 20-F/A
period 2009-12-31
SPREADTRUM COMMUNICATIONS INC
filed 2010-07-06
CIK 1287950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on May 7, 2010 (the “Original Form 20-F”) is being filed solely to re-file Exhibit 4.14 for which the registrant has submitted a confidential treatment request to the Securities and Exchange Commission (the “SEC”) to reflect changes in the redacted portions of such exhibit in connection with the registrant’s request for confidential treatment of such exhibit. These changes in the redactions were made in response to comments that the registrant received from the SEC regarding its confidential treatment request. Exhibit 4.14 to this Amendment No. 1 supersedes and replaces the corresponding exhibit filed with the Original Form 20-F.

Except for the matter described above, this amendment does not modify or update disclosure in, or exhibits to, the Original Form 20-F. Furthermore, except for the matters described above, this amendment does not reflect events occurring after the filing of the Original Form 20-F. Any information not affected by this amendment is unchanged and reflects the disclosures made by the registrant at the time the Original Form 20-F was filed with the SEC.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3 below)

2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 22, 2007)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705) filed with the Securities and Exchange Commission on June 13, 2007)

2.4	Letter agreement titled Provisional Deposit of Provisional Shares, dated as of May 22, 2008, between the Registrant and Citibank, N.A. (incorporated by reference to Exhibit 2.4 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)

2.5	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.6	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of January 22, 2009, among the Registrant, Citibank, N.A. and other parties thereto (incorporated by reference to Exhibit 2.6 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)

2.7	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of February 9, 2010, among the Registrant, Citibank, N.A. and other parties thereto*

4.1	Second Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

Exhibit Number	Description
4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.4	Form of Employment Agreement between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

4.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended (incorporated by reference to Exhibit 10.5 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended (incorporated by reference to Exhibit 10.6 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.7	Summary of Shanghai Commercial Building Sale Contract, dated as of December 26, 2006, between Spreadtrum Communications (Shanghai) Co. Ltd. and Spreadtrum (Shanghai) Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.8	Summary of Contract for the Transfer of State-owned Land Use Rights, dated January 31, 2007, between Spreadtrum Communications (Shanghai) Co. Ltd. and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.9	Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

4.10	Agreement and Plan of Merger, dated as of November 16, 2007, by and among the Registrant, Breeze Acquisition Corporation, Quorum Systems, Inc., Bernard Xavier, Jarrett Malone, Lon Christensen and Enterprise Partners VI, LP as shareholder representative and U.S. Bank, National Association as escrow agent (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.11	Technology Transfer and Technology License Agreement, made on January 22, 2008, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates(incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.12	First Amendment to Technology Transfer and Technology License Agreement and Statement of Work, dated as of April 20, 2009, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)†

4.13	English summary of Mid-Term Working Capital Bank Loan Contract between Shanghai Pudong Development Bank Jinqiao Sub-Branch and Spreadtrum Communications (Shanghai) Co., Ltd., dated April 30, 2009 (incorporated by reference to Exhibit 4.13 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)

4.14	Seventh Amendment to License Agreement, dated August 27, 2009, by and between CEVA Technologies Inc. and CEVA DSP Ltd. and the Registrant, on behalf of itself, Spreadtrum Communications USA Inc. and Spreadtrum Communications (Shanghai) Co. Ltd.**†

4.15	English summary of an agreement by and between Spreadtrum Shanghai and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. regarding the refunding of the payment made by Spreadtrum Shanghai in connection with the transfer of the land use rights pursuant to certain contract for the Transfer of the State-owned Land Use rights between Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Spreadtrum Shanghai, dated January 2007*

4.16	English summary of the Contract for the Transfer of State Owned Land Use Rights, dated December 1, 2009, by and among Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Shanghai Zhanxiang Electronics Technology Co., Ltd.*

Exhibit Number	Description
4.17	English summary of the Shareholder Agreement, dated as of December 2, 2009, by and among Shanghai Spreadtrum Real Estate Development Co., Ltd., Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd, Shanghai Wingtech Electronics Co., Ltd. and Spreadtrum Communications (Shanghai) Co., Ltd.*

8.1	List of Subsidiaries*

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company*

15.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.*

16.1	Letter from Deloitte Touche Tohmatsu CPA Ltd. to the Securities and Exchange Commission*

*	Filed with the registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on May 7, 2010.
**	Filed herewith
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

SPREADTRUM COMMUNICATIONS, INC.
(Registrant)

By:	/s/ Leo Li
Leo Li
President and Chief Executive Officer

Date: July 6, 2010