Form 20-F
period 2010-12-31
SPREADTRUM COMMUNICATIONS INC
filed 2011-04-06
CIK 1287950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One):
☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report. 144,819,613 ordinary shares, par value US$0.0001 per share, as of December 31, 2010.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	expected adoption of our products, in particular baseband and radio frequency semiconductors that support TD-SCDMA;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our ability to manage growth; and

•	economic and business conditions in China.

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

HSPA	High Speed Packet Access. TD-SCDMA based 3G networks that support both HSDPA and HSUPA data for improved download and upload speeds.

Java	An object-oriented software programming language that can be executed on many operating systems.

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

The following selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of USD, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenue	$107,075	$145,466	$109,937	$105,070	$346,338
Cost of revenue	63,476	79,969	68,033	66,876	193,873
Gross profit	43,599	65,497	41,904	38,194	152,465
Operating expenses:
Research and development	18,521	32,297	42,877	37,039	58,687
Selling, general and administrative	11,254	16,282	21,998	20,539	20,188
In-process research and development expense per Spreadtrum USA acquisition	—	—	6,612	—	—

Impairment loss of goodwill	—	—	32,345	—	—

Impairment loss of long-lived assets	—	—	17,984	—	4,486
Provision for loss commitment	—	—	3,013	—	—

Income (loss) from operations	13,824	16,918	(82,925)	(19,384)	69,104

Other income	1,617	5,166	4,448	1,092	6,220

Income (loss) before income taxes	15,441	22,084	(78,477)	(18,292)	75,324

Income tax expense (benefit)	1,055	1,017	201	1,024	8,130
Net income (loss)	$14,386	$21,067	$(78,678)	$(19,316)	$67,194

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of USD, except per share and per ADS data)
Earnings (loss) per ordinary share:
Basic	$0.96	$0.29	$(0.60)	$(0.14)	$0.47
Diluted	$0.14	$0.16	$(0.60)	$(0.14)	$0.43
Earnings (loss) per ADS:
Basic	$2.87	$0.87	$(1.79)	$(0.43)	$1.42
Diluted	$0.42	$0.49	$(1.79)	$(0.43)	$1.28
Weighted average number of ordinary shares used in earnings (loss) per share calculations
Basic	15,015,724	73,037,662	131,510,359	134,431,135	141,739,261
Diluted	102,027,673	128,745,085	131,510,359	134,431,135	157,342,529

Consolidated Balance Sheet Data
Cash and cash equivalents	$47,254	$157,038	$57,762	$37,809	$82,195
Total assets	104,102	236,922	152,878	219,094	508,217
Long-term loan, current portion	576	685	3,658	—	—
Long-term loan, non-current portion	3,842	3,423	—	43,935	45,299
Other long-term obligations	—	1,954	1,034	5,463	5,483
Total liabilities	45,160	49,026	31,461	104,523	309,634
Preferred shares	80,201	—	—	—	—
Total shareholders’ equity	$58,942	$187,896	$121,417	$114,571	$198,583

See note 21 to the Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per ordinary share.

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

We experienced significant growth in revenue from 2003 to 2007. However, in 2008 and during the first half of 2009, we experienced dramatic rates of decline in revenue. Our revenue increased by 35.9% from 2006 to $145.5 million in 2007, but then declined by 24.4% in 2007 to $109.9 million in 2008. We also experienced substantial revenue decline in the first half of 2009, which was largely offset by significant revenue growth in the second half of the year. Our revenue in 2009 was $105.1 million, which was 4.4% less than 2008. Our revenue in 2010 was $346.3 million, which was 229.6% higher than 2009. Our revenue growth in 2010 reflected a substantial increase in our shipments of baseband and radio frequency bundle semiconductors, or Bundle Semiconductors. We have been facing fiercer price pressure from our competitors since the second half year of 2010.  In future periods, we do not expect to achieve similar rates of revenue growth as in our historical periods and our current improvement in revenue may not continue.

We have a history of losses and may not sustain or increase profitability in the future.

We incurred net losses of $11.4 million and $11.7 million in 2004 and 2005, respectively. We were profitable in 2006, 2007 and first two quarters in 2008. In the third and fourth quarters of 2008, we incurred net losses of $31.3 million and $52.8 million, respectively. In the first and second quarters of 2009, we incurred net losses of $8.3 million and $13.1 million, respectively. We returned to profitability in the third quarter of 2009 and recorded net income of $0.6 million and $1.4 million in the third and fourth quarter of 2009, respectively.  We recorded net income of $67.2 million in 2010. However, we may not be able to maintain profitability in the future.  In order to be continuously profitable, we need to increase revenue while reducing our cost of revenue and operating expenses. In addition, our competitors’ behavior and strategies may affect our margins. If our revenue does not increase substantially or if we do not succeed in reducing our operating costs, we may not be continuously profitable in the future. If we do not increase profitability on a quarterly and annual basis or if we otherwise fail to meet the expectations of securities analysts or investors, the market price of our ADSs will likely decline.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We currently sell substantially all of our products directly or via distributors to brand manufacturers, independent design houses, or IDHs, vendors who specialize exclusively in the design of wireless terminals based on customer specifications, and original design manufacturers, or ODMs, contract manufacturers who use their own designs and intellectual property to develop and manufacture wireless terminals for customers. We primarily compete in China with 2G baseband processor solutions providers, such as Intel Mobile Communications GmbH, or IMC, MediaTek, Inc., or MediaTek, ST-Ericsson and MStar Semiconductor Inc., or MStar. We may also compete in the Chinese 3G market with baseband processor solutions providers such as ST-Ericsson, Leadcore Technology Co., Ltd., Marvell Technologies and MediaTek. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom Corporation, or Broadcom.  For our radio frequency transceivers, we may see competition from emerging Chinese companies such as RDA Microelectronics, Inc.  Most of our current and potential competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. This provides them with competitive advantages and their significantly greater resources may enable them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or wireless industry standards or changes in customer requirements. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

We do not have long-term purchase commitments from our customers, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We sell a portion of our products to IDHs, ODMs and brand manufacturers directly or via distributors, who integrate our baseband semiconductors into wireless handsets and other forms of wireless terminals such as wireless desktop phones, data cards and other forms of TD-SCDMA products that they supply to their customers. We have limited visibility as to the volume of our products that our IDH and ODM customers are selling to their customers or carrying in their inventory. We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by the semiconductor manufacturing service providers we use to manufacture, assemble and test our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our semiconductor manufacturing service providers to start manufacturing, assembling and testing our products based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue from these products until they are shipped to and accepted by customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated revenue. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell. We expect to record inventory write-downs in the future as part of our normal course of business. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a consequence, our results of operations may fluctuate significantly from period to period in the future.

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

Our quarterly and annual operating results may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and profit margins may be significantly different from our historical or projected figures. Our quarterly and annual operating results in future periods may fall below expectations. Any of these events could cause the market price of our ADSs to decline. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	our ability to increase revenue and operating efficiency and reduce unit cost of sales;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	the adoption of new wireless industry standards or changes in our regulatory environment;

•	the announcement or introduction of new or enhanced products by us or our competitors;

•	the pricing strategies of our competitors;

•	the unpredictable volume and timing of customer orders, and subsequent delays and cancellations of customer orders;

•	our ability to stabilize revenue and costs by entering into long term agreements with customers and suppliers;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;
•	the results of our acquisitions of, or investments in, other businesses or assets;

•	changes in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;

•	changes in the availability of capacity of our semiconductor manufacturing service providers;

•	changes in the government policies relating to our target market, which may influence the introduction of our new products; and

•	the overall cyclicality of the semiconductor industry and seasonality in sales of wireless handsets and fixed wireless terminals into which our products are incorporated.

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

We have invested substantial time and resources in developing products that support TD-SCDMA. The market for 3G wireless terminals that support TD-SCDMA is relatively new and its potential is uncertain. The development of this market depends upon many factors, including the development of 3G wireless networks that support TD-SCDMA and the commercial acceptance of 3G wireless terminals that support TD-SCDMA. In January 2009, 3G licenses were issued to the three network operators in China. China Mobile Communications Corporation, or China Mobile, received the TD-SCDMA license, China United Telecommunications, or China Unicom received the WCDMA license, and China Telecommunications, or China Telecom, received the CDMA2000 license. In order to accelerate the development of TD-SCDMA terminal industry, China Mobile provided an incentive fund of RMB 650.0 million and initiated a number of bidding invitations and procurements for TD-SCDMA terminals in 2009. In 2010, China Mobile made TD-SCDMA terminal procurements twice, one in May 2010 for fixed wireless terminals and the other in September 2010 for handsets with CMMB feature. By the year end of 2010, China Mobile’s subscribers for TD-SCDMA-backed services reached 20 million. We cannot assure you that TD-SCDMA will be adopted by other countries as their 3G standard. China is the first country that has 3G wireless networks that support TD-SCDMA, and if the market in China fails to develop successfully, the commercial acceptance and adoption of TD-SCDMA as a worldwide 3G standard likely will be affected adversely. We are unable to predict the growth rate of this market, if any, with accuracy. Our growth depends in part upon the timely development of the market for 3G wireless terminals that support TD-SCDMA, which is affected by the extent TD-SCDMA is adopted. Even if the market for 3G wireless terminals that support TD-SCDMA fully develops, our success will still depend upon the selection by existing and potential customers of our products for use in their 3G wireless products. If this market does not develop in a timely manner or our products are not selected by customers, the growth and success of our business will be adversely affected. China Mobile, currently the only TD-SCDMA operator, has the dominant power to influence the segments, volume and pricing of TD-SCDMA terminals in the market.

In the second quarter of 2009, Spreadtrum Communications (Shanghai) Co., Ltd., or Spreadtrum Shanghai, entered into two multi-party contracts with a customer to participate in the customer’s sponsored subsidized program for the promotion of TD-SCDMA products. According to the contracts, the customer will contribute certain research and development funds to Spreadtrum Shanghai to subsidize its research and development of TD-SCDMA products if Spreadtrum Shanghai achieves certain milestones and targets. If Spreadtrum Shanghai fails to achieve certain milestones and targets, it would be required to return all research and development funds received and, in addition, be subject to penalties equal to a portion of the funds received. As of December 31, 2009, Spreadtrum Shanghai had received from the customer a total of $5.7 million, representing approximately $2.9 million for each of the two contracts, from the customer, which funds were included in accrued expenses and other liabilities. Spreadtrum Shanghai did not receive any such funds in 2010.

As of December 31, 2010, Spreadtrum Shanghai has substantially fulfilled major milestones and passed critical performance tests which were required under the terms of one of the two contracts. Accordingly, Spreadtrum Shanghai recognized subsidies of approximately $2.9 million as a reduction of research and development expenses. In February 2011, Spreadtrum Shanghai received from the customer additional funds of  $7.4 million, representing $3.7 million for each of the two contracts.

We may not be able to increase and maintain international market demand for our products.

Most of our sales currently are derived from customers in the PRC, Hong Kong and Macau, and the penetration of markets outside of these markets will be important to our future success. Although Samsung is one of our current customers, we may not be able to increase and maintain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued by, other countries may require us to redesign our existing products, develop new products or obtain patent licenses to sell into those countries. For example, foreign governments may impose regulations or standards with which our baseband semiconductors do not comply, or may make frequencies available in bandwidths in which our products do not operate. In addition, we or our customers may be required to obtain patent licenses, which may not be available on commercially reasonable terms or at all. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we may experience losses or declines in sales, which would negatively affect our revenue. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our operating results may not meet market expectations due to reduced sales, delay or loss of significant customer orders, or delays in customer payments.

In 2008, two customers each accounted for more than 10.0% of our revenue: 30.6% and 28.5%, respectively. In 2009, three customers each accounted for more than 10.0% of our revenue: 27.1%, 15.6% and 14.0%, respectively.  In 2010, four customers each accounted for more than 10.0% of our revenue: 23.0%, 14.8%, 11.6% and 10.2%, respectively.  If we fail to successfully sell our products to one or more of our significant customers in any particular period or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline and our operating results may not meet market expectations. Also, many of our current customers are smaller companies and if those customers order our products but fail to pay on time or at all, we may incur bad debts and our operating results could be adversely affected. Furthermore, as we pursue relationships with leading international brand manufacturers, we may become dependent on a small set of customers as we focus our resources on those customers. If these customers purchase fewer products, our operating results could be adversely affected.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. Our sales cycles typically range from four to nine months, depending on the type of customer. We typically need to obtain a design win, where our product is incorporated into a customer’s wireless terminal design, to receive purchase orders. In some cases, due to the rapid growth of new wireless terminal applications and products, this process can be time-consuming and requires substantial investment of our time and resources. During the four to nine-month sales cycle, our customers may need three to six months or longer to test, evaluate and design our products into their wireless terminals. Following a design win, our customers may need an additional one to three months or more to begin volume production of the wireless terminals that incorporate our products. There can be no assurances that a design win will result in volume shipments of our products. Changes in design will also delay our normal sales cycle. Additionally, we may commit our limited resources to a customer’s wireless terminal design that does not result in volume shipments at the expense of other customers’ wireless terminals that could have resulted in volume shipments. Because of this lengthy sales cycle and the uncertainty regarding volume shipments of our products, it is difficult for us to forecast our revenue, which increases the variability of our operating results. In addition, it is possible that we may not generate sufficient, if any, revenue from these products to offset the selling and administrative costs and investment of resources in anticipation of customer orders.

Our success depends upon our customers’ ability to successfully sell their products.

Our baseband semiconductors and radio frequency, or RF, transceivers are incorporated into our customers’ wireless terminals. If any of our customers are unsuccessful in their wireless terminal sales, whether due to lack of market acceptance of their products, shortage of component supplies, slowdown in sales of wireless terminals, excess inventory in the sales channels into which our customers sell their wireless terminals, changes in the wireless terminals supply chain or otherwise, our sales of baseband semiconductors could be adversely affected. Accordingly, our success depends on our customers’ success in their business. Brand manufacturers, IDHs and ODMs who purchase our products directly or via distributors have historically accounted for substantially all of our revenue. We are not certain whether these customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.

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

The ability of foundries to provide us with semiconductors is limited by its available capacity. We do not have a guaranteed level of production capacity with foundries and it is difficult to accurately forecast our capacity needs. We do not have a long-term agreement with foundries and we place our orders on a purchase order basis. As a result, if foundries raise their prices or are not able to meet our required capacity for various reasons, including shortages, or delays in shipment, of semiconductor equipment or materials used by foundries to manufacture our semiconductors, or if our business relationship with any of the foundries we currently use deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries. Furthermore, the earthquake, tsunami and nuclear crisis in Japan may negatively impact the supply of materials from Japan to foundries which could result in material shortage and foundries reducing production of materials for their customers, including us. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that customers of the foundries we currently use that are larger than we are, or that have long-term agreements with the foundries we currently use, may receive preferential treatment from the foundries in terms of capacity allocation. Reallocation of capacity by foundries to its other preferred customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we do not accurately forecast our capacity needs, foundries may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, operating results or financial condition.

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

TSMC, the foundry upon which we currently rely to manufacture most of our semiconductors, and ASE and SPIL, the independent assembly and testing service providers upon which we currently rely to assemble and test most of our semiconductors, have substantial operations located in Taiwan. Furthermore, a substantial number of material suppliers for TSMC, ASE and SPIL, who control most of the supply of key raw materials for wafer processing and packaging in semiconductor industry, are based in Japan. Both Taiwan and Japan are susceptible to earthquakes, typhoons, flood and other natural disasters, and have experienced severe earthquakes and typhoons in recent years such as the magnitude-9.0 earthquake and resulting tsunami in Japan in March 2011 that caused substantial production disruption to those Japanese suppliers, whose recovery plan and the associated long-term impact on the semiconductor industry remain uncertain. In addition, TSMC, ASE and SPIL are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region, maintaining smooth relations with the PRC and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu and swine flu. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

Increases to the prices charged by the foundries and assembly and testing service providers upon which we rely may adversely affect our business and operating results.

The worldwide foundry capacity for 8-inch wafers, which are required by most of our products, was heavily overbooked in 2010 and is not expected to increase in 2011 as foundries mostly invest capital in leading-edge 12-inch wafer technologies. The assembly and testing service providers are experiencing rising commodity prices such as gold, which is one of the most important input components on packaging assembly. The combination of the limitation of foundry capacity and rising commodity prices on assembly and testing could result in higher prices from our service providers. If we are unable to pass on the higher costs of manufacturing, assembly and testing to our customers, we will experience declines in our gross margins.

Our products are becoming more complex and defects in our products could result in a loss of customers, decreased revenue, unexpected expenses, loss of market share and warranty claims.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected design flaws or manufacture defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and the yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. In addition, as our baseband semiconductors become more complex we may be limited in the number of wireless terminals that can utilize these components. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

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

The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Semiconductor companies often encounter difficulties in achieving acceptable product yields from their manufacturers. The foundries upon which we rely to manufacture our products have occasionally experienced lower than anticipated manufacturing yields, including for our products.  This often occurs during the production of new products or the installation and start-up of new process technologies. We may experience yield problems as we migrate our manufacturing processes to smaller geometries. If we do not achieve planned yields, our product costs would increase, and product availability would decrease.

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

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The wireless communications industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, and a large number of companies that hold significant number of patents related to GSM, GPRS, CDMA and 3G standards, such as TD-SCDMA, WCDMA/UMTS and CDMA2000, and related technologies. For example, in June 2007, we received a letter from Siemens AG, or Siemens, notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us, in March 2009, we received a letter from Ericsson AB, or Ericsson, notifying us that Ericsson claims to own certain essential patents covering the GSM, GPRS, EDGE and WCDMA standards and offering to license such patents to us, and, in December, 2010, we received a letter from Washington Research Foundation, or WRF, notifying us that WRF claims to own certain patents and pending patent applications relating to Low Intermediate Frequency radio receivers and offering to license such patents and pending patent applications to us. We cannot assure you that we will prevail in these matters. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our baseband semiconductors, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights. We cannot assure you that other actions alleging infringement by us of third-party patents, trademarks and copyrights, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

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

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of April 5, 2011, we owned 141 patents and had 342 pending patent applications in China, we owned 39 patents and had 27 pending patent applications in the United States and we had 7 pending patent applications in Europe. We acquired co-ownership of 36 patents and 3 pending patent applications in China. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us.

In addition, others independently may develop similar proprietary information and techniques, gain access to our intellectual property rights, disclose such technology or design around our patents. A large number of third parties hold patents or have patent applications pending that relate to core technologies used in wireless communication standards, including CDMA, FDMA, OFDM, and TDMA. Additionally, we cannot assure you that any patent or registered trademark owned by us will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Moreover, foreign intellectual property laws may not protect our intellectual property rights.

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

As of February 28, 2011, our directors, executive officers, principal shareholders and their affiliated entities owned approximately 44.6% of our outstanding ordinary shares. These shareholders, acting individually or as a group, can exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Risks Related to Our Industry

Changes in industry standards, technology, customer requirements and government regulation could impair our acquired intangible assets and limit our ability to sell our products.

The wireless terminal market is characterized by changing end-user preferences and demand for new and advanced functions and applications on wireless terminals, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. This requires us to continuously develop new products and enhance our existing products to keep pace with evolving industry standards and rapidly changing customer requirements. In order to encourage widespread market adoption of 2G and 3G technologies, efforts have been made to develop industry standards, and we have designed our products to comply with these standards. Changes in industry standards, or the development of new industry standards, may make our products obsolete or negate the cost advantages we believe we have in our products.  In addition, due to changes in industry standards and the development of new industry standards, our acquired intangible assets, including software license and technology, may become obsolete and we may have to record related impairment provisions.

To date, most of our revenue has been derived from the sale of products that support 2G and 2.5G wireless standards such as GSM and GPRS although our revenue from 3G products is increasing as China expands its 3G product offerings and services. Continued market acceptance of these products and diversification of our product portfolio will be critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by any decline in demand for our existing products, the introduction of products and technologies by our competitors that serve as a replacement or substitute for, or represent an improvement over, our existing products, technological innovations or new standards that our existing products do not address, or our inability to release enhanced versions of our existing products on a timely basis. We offer baseband semiconductors that support TD-SCDMA, an international 3G standard promoted by the PRC government, and are focusing a significant portion of our product design and sales and marketing efforts on products that comply with such standard. We also are devoting resources to the development of mobile television solutions. If the wireless standards for which we are developing products are not widely adopted by the market, we may not be able to sell these 2.5G and 3G solutions and our revenue could decline. Because it is not practicable to develop products that comply with all current standards and standards that may be adopted in the future, our ability to compete effectively will depend on our ability to accurately select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. We may not have the financial resources to fund future innovations. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our revenue would decline, adversely affecting our operating results, business and prospects.

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

Actual or perceived health risks associated with the use of wireless terminals, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of wireless terminals.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations, the two-way radio installations that are used to communicate with wireless terminals, and from the use of wireless terminals. While a substantial amount of scientific research conducted to date by various independent research bodies has shown that radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be certain that future studies, irrespective of their relative reliability or trustworthiness, will not impute a link between electromagnetic fields and adverse health effects. Research into these issues is ongoing by governmental agencies, international health organizations and other scientific bodies in order to develop a better scientific understanding and public awareness of these issues. In addition, several wireless terminal industry participants have become the targets of lawsuits alleging various health consequences as a result of wireless terminal usage or seeking protective measures. While we are not aware of any scientific studies or objective evidence which substantiates these alleged health risks, we cannot assure you that the actual, or perceived, risks associated with radio wave transmission will not reduce wireless terminal usage or cause us to allocate monetary and personnel resources to keep track of and manage these issues.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government or laws or regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Our business benefits from certain government incentives and grants. Expiration of, or changes to, these incentives, reductions of these grants could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to companies incorporated in the PRC in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the forms of reduced tax rates, exemption from certain taxes, favorable lending policies, research grants and other measures. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were approximately $3.7 million, $5.2 million and $13.4 million, respectively, in 2008, 2009 and 2010. For the years ended December 31, 2008, 2009 and 2010, $2.2 million, $1.5 million and $5.0 million, respectively, were recorded as offsets to research and development expenses incurred. For the years ended December 31, 2008, 2009 and 2010, $0.9 million, $1.0 million and $0.3 million, respectively, were received as subsidies for the acquisition of specific equipment in the form of a reduction of the cost of that equipment.  For the years ended December 31, 2008, 2009 and 2010, subsidies of nil, $0.7 million and $1.5 million, respectively, related to our interest expenses on the long-term bank loan we borrowed in 2009 and were recorded as offsets to our interest expenses. As of December 31, 2008, 2009 and 2010, approximately $1.0 million, $2.6 million and $7.2 million, respectively, of government subsidies had not been earned, since the requirements for those specific research and development projects had not been fulfilled. We expect to meet all these requirements in later periods before the deadlines set by the government. There can be no assurances that we will receive any subsidies in the future.

If changes in the tax laws of the PRC reduce the tax benefits available to us or our subsidiaries, our results of operations could be adversely affected.

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

There can be no assurances that any of our PRC subsidiaries will continue to qualify as high-technology companies supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the CIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. In addition, under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis. Any increase in our tax rate in the future could have a material adverse effect on our financial condition and results of operations.

On October 18, 2010, the State Council promulgated the Circular on Extending the Urban Maintenance and Construction Tax and Educational Surcharges from Chinese to Foreign-funded Enterprises and Citizens. Under this circular, FIEs shall pay the urban maintenance and construction tax and educational surcharges starting from December 1, 2010, which FIEs and foreign citizens were exempted from paying in the past. Both urban maintenance and construction tax and educational surcharges are calculated on the basis of product tax, value-added tax and business tax paid by a company. The applicable rate of the urban maintenance and construction tax is 7% and the applicable rate of educational surcharges is 3%. These taxes will have an adverse effect on our financial results, but we do not believe the effect will be material because Spreadtrum Shanghai is entitled to certain preferential treatment for value-added taxes and business taxes and the total amount of product tax, value-added tax and business tax paid by our PRC subsidiaries is not material.

We may be treated as a resident enterprise for PRC tax purposes under the CIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our non-PRC resident subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the CIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. According to the Implementing Rules for the CIT Law, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Further, on April 22, 2009, the PRC State Administration of Tax issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect retrospectively on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company seal and minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this Notice, in determining the location of de facto management, “substance over form” principle should be followed. Since this Notice is issued to regulate PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the Notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

Most of our major board decisions are made outside of the PRC, and relevant documentation such as dual employment contracts of certain high-level management persons have been adopted. As such, we believe that the risk of being deemed as a PRC tax resident should be low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which will include any dividend income we receive from our non-PRC resident subsidiaries, at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations, but the dividends distributed from our PRC subsidiaries should be tax-exempt income. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our FIEs do not intend to declare dividends to their immediate Hong Kong holding companies in the foreseeable future. Accordingly, as of December 31, 2010, we have not recorded any withholding tax on the retained earnings of our FIEs in China.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise previously in effect, which specifically exempted withholding tax on any dividends payable to non-PRC investors, the CIT Law provides that dividends generated after January 1, 2008 and payable by an FIE to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are FIEs directly held by our subsidiaries in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 February Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Furthermore, on August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures on Treatment of Non-residents under Tax Treaties (Trial Implementation), or 2009 August Notice, which became effective on October 1, 2009. According to the 2009 August Notice, any non-resident wishing to enjoy tax treaty treatment under the following sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval: (i) dividend; (ii) interest; (iii) royalty; and (iv) property income. The relevant tax authorities shall have 20 to 50 working days after an application is accepted to decide whether to approve such application. If the relevant tax authorities do not notify the applicant of its decision in writing within the above time frame, the relevant application shall be deemed to have been approved. We have not applied to the relevant tax authorities for enjoyment of the withholding tax rate under the tax treaty between Mainland and Hong Kong. It remains unclear how the PRC tax authorities will implement the 2009 February Notice and the 2009 August Notice in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up to take advantage of the preferential tax rates on dividends, or our application for enjoyment of the withholding tax rate under the tax treaty between Mainland and Hong Kong cannot be approved by the competent tax authorities, the higher 10% withholding tax rate may apply to such dividends.

If we are considered a PRC “resident enterprise”, the dividends from our Cayman Islands company to our ultimate non-PRC shareholders, and the capital gains realized by our non-PRC shareholders from the transfer of our ordinary shares or ADSs, may be regarded as income derived from sources within the PRC and may be subject to PRC withholding tax. If such dividends or capital gains are taxable in the PRC, the applicable income tax rate would be 10% for non-PRC institutional shareholders and 20% for non-PRC individual shareholders, unless they are able to claim a lower tax rate pursuant to applicable tax treaties.  If we are required under the CIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected.

We face uncertainty from PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers.

The State Administration of Taxation of PRC issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, which addresses the transfer of equity by non-PRC resident enterprises. Under this Circular, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and “indirectly transfers” the equity interests in such PRC resident enterprise by selling shares of the intermediate holding company, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the State Administration of Taxation, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.

We do not believe that the transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as the share transfer is not carried out for the main purposes of avoiding PRC taxes. However, Circular 698 is relatively new and there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular 698 or establishing that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

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

SAFE promulgated regulations in October 2005 that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register with local branches of SAFE in connection with their establishment or control of the offshore company established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore company acquires or controls onshore assets or equity interests held by the PRC residents. In addition, such PRC residents are required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and research and development capacity for key technologies related to the national security. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule and the M&A Security Review Notice to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in the value of RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 25% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. Dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

In 2009, there were outbreaks of the H1N1 swine flu in North America, Europe and Asia, which caused governments around the world to take measures to prevent the spread of the virus. An outbreak of swine flu or avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia (mainly the PRC), an outbreak of swine flu, avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations. If any of our employees are identified as a possible source of spreading the H1N1 virus, the avian flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could adversely affect our operations.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through Spreadtrum Shanghai. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or these directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render it impossible for you to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and in protecting your rights through the United States federal courts, because we are incorporated in the Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. As a result of all of the above, you may not be able to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

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

Our management has concluded that we have maintained effective internal control over financial reporting in 2010. We had identified a material weakness in our internal control over financial reporting in 2008 related to the ineffective operation of controls designed to ensure that significant non-routine transactions, accounting estimates and other adjustments were properly reviewed, analyzed and monitored. The management has concluded that the material weakness identified in 2008 has been remediated as a result of management internal control improvement. A material weakness in our internal control over financial reporting, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements.

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

We do not believe we were a PFIC for the taxable year ended December 31, 2010. Based on the current price of our ADSs, and the composition of our income and assets, we do not expect to be considered a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2011. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated as an exempted company under the laws of the Cayman Islands on April 11, 2001. Our legal name is Spreadtrum Communications, Inc. Since our inception, we have conducted our operations principally through our wholly-owned subsidiaries in China and the United States. Our principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-2727. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. We also have branch offices in Beijing and Shenzhen, People’s Republic of China, a representative office in Suwon, Republic of Korea, and subsidiaries in San Diego, California, United States of America. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 10 East 40th Street, 10th Floor, New York, New York 10016.

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

In December 2010, Spreadtrum Shanghai established Spreadtrum Communications (Tianjin) Co., Ltd., or Spreadtrum Tianjin and Spreadtrum Communications (Chongqing) Co., Ltd., or Spreadtrum Chongqing.  Both Spreadtrum Tianjin and Spreadtrum Chongqing are wholly-owned PRC subsidiaries of Spreadtrum Shanghai and conduct research and development work and administrative work.

We also have two wholly-owned subsidiaries in the United States, SPRD LLC, a Delaware limited liability company, and Spreadtrum Communications USA Inc., or Spreadtrum USA, a Delaware corporation based in San Diego, California. In December 2008, we formed SPRD LLC and merged Spreadtrum Communications Corp., a California corporation and our wholly-owned subsidiary, into SPRD LLC. Subsequently, we contributed 100% of our member interest in SPRD LLC to Spreadtrum USA. We do not conduct any sales through SPRD LLC. On January 15, 2008, we acquired Spreadtrum USA (formerly known as Quorum Systems, Inc.), a fabless semiconductor company that specializes in the design of highly integrated CMOS RF transceivers, for $55.0 million in cash, all of which was paid as of December 31, 2008, and 3,822,199 ordinary shares of our share capital at a fair value of $12.5 million, or approximately $3.26 per ordinary share. The fair value of the ordinary shares was based on the average market price of our ordinary shares over a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The difference between Spreadtrum USA’s assumed assets and assumed liabilities was $2,457,128, which resulted in additional purchase price consideration that we were required to pay to Spreadtrum USA’s shareholders as part of the cash component of the transaction. We were also required to pay up to an additional $6 million of earn-out payments in cash to the former shareholders of Spreadtrum USA, contingent on Spreadtrum USA meeting certain performance targets on or prior to January 15, 2010. In the second quarter of 2009, we decided to terminate the project related to one performance target and accordingly $1 million penalty was accrued and recorded as general and administration expense in the second quarter of 2009 and the amount was paid out to the former shareholders of Spreadtrum USA in January 2010. In the third quarter of 2009, Spreadtrum USA achieved another performance target and, as a result, we paid an earn-out payment of $1,996,453 to the former shareholders of Spreadtrum USA in 2009 and the remaining $3,547 was paid in 2010. The total $2 million earn-out payment was recorded as goodwill. On the expiration date, the last performance target was not met. In addition, we approved grants of restricted share units, or RSUs, worth $7 million to employees of Spreadtrum USA. On January 16, 2008, 2,140,434 of the approved RSUs were granted. These RSUs vest over a three-year period, with 50% vesting when and if the earn-out performance targets are met on or prior to January 15, 2010 and the remaining 50% vesting ratably at the end of each month thereafter over the next twelve months. In December 2009, we modified the milestone of one performance based RSU grant and extended the vesting deadline of the RSUs from January 15, 2010 to July 15, 2010.  In September 2008, Spreadtrum Technology established a wholly-owned subsidiary in the PRC, Shanghai Han & Qin Investment Co., Ltd., through which we intend to invest in certain PRC companies and through which we had previously made an investment in Xi’an Chuang Xin Science and Technology Co., Ltd., or Xi’an Chuang Xin, in September 2008. Our investment amount in Xi’an Chuang Xin was RMB5 million. In March 2010, we entered into an equity transfer agreement with a third party to dispose our investment in Xi’an Chuang Xin. Pursuant to such agreement, we have received payment of RMB5 million, constituting the total consideration for such disposition, and we are currently in the process of completing requisite legal procedures relating to the transfer of our equity interest in Xi’an Chuang Xin to the third party. In September 2008, we established a wholly-owned subsidiary in the British Virgin Islands, Han & Qin International (BVI) Limited, or Han & Qin BVI. In December 2008, Han & Qin BVI established a wholly-owned subsidiary in Hong Kong, Han & Qin Investments (HK) Limited. In March 2009, Han & Qin Investments (HK) Limited was restructured to become directly and wholly-owned by us, and its name was changed to Quorum Technology (H.K.) Limited, or Quorum HK. We intend to use Han & Qin BVI and Quorum HK as our international investment vehicles. There was no accounting for this restructuring as it was among entities under common control.

Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including a research and development agreement pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management is the legal representative of Spreadtrum Beijing, we have the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and we are the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception. In May 2008, Spreadtrum Shanghai injected approximately $0.7 million into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the variable interest entity, or VIE, analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

We have grown significantly since our inception. Our revenue increased sequentially from $12.9 million in 2004 to $38.3 million in 2005, $107.1 million in 2006, and $145.5 million in 2007, but subsequently decreased to $109.9 million in 2008 and $105.1 million in 2009. In 2010, our revenue increased to $346.3 million. We derive substantially all of our revenue from the sale of Bundle Semiconductors.

We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million in 2006 and $21.1 million in 2007. However, we recorded a net loss of $78.7 million in 2008 and $19.3 million in 2009. We recorded a net income of $67.2 million in 2010. For a discussion of our principal capital expenditures, please see “Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are a fabless semiconductor company that designs, develops and markets baseband processor and RF transceiver for the wireless communications and mobile television market. We combine our semiconductor design expertise in parallel with our software development capabilities to deliver highly integrated baseband processors with rich multimedia functionality and power management. We have developed our solutions based on our proprietary as well as an open development platform, enabling our customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA and HSPA. Our solutions also offer a wide array of multimedia capabilities such as MP3 digital audio playback, touch screen, JAVA acceleration, digital camera support with up to 5 mega-pixels, Motion JPEG, MPEG4, AVS and H.264 digital video playback and 64-channel polyphonic ringtone playback.

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

Industry Background

Changing Wireless Technology Landscape

The wireless communications market is highly dynamic. Wireless technologies have evolved through successive generations of wireless protocols, driven by the need for more efficient networks with greater bandwidth capacity to enable increased usage of wireless data services by subscribers. Most wireless terminals are currently based on 2G technologies, such as GSM and CDMA. 2G networks utilize a relatively low bandwidth which only permits voice and basic data communications. Evolution into 2.5G technologies, such as GPRS/EDGE and CDMA 1x, enables faster wireless data communication that allows wireless terminals to offer slightly more advanced features, such as Internet access and multimedia messaging. 3G networks enable significantly higher data transmission speeds, up to a maximum of 14 Mbps compared to a maximum of a few hundred Kbps for 2.5G networks, which facilitates an enhanced user experience through advanced applications such as music downloads, interactive mobile gaming and video calls. Current international standards for 3G include WCDMA/UMTS, TD-SCDMA and CDMA2000 1xEV-DO. 3G technologies currently are seeing rapid deployment and adoption throughout the world. Multimedia capabilities also are becoming standard features on today’s terminals, transforming them from pure communication tools to personal computing and entertainment devices. Furthermore, the proliferation of data usage has expanded the number of devices that interact with the wireless network, such as personal computers and laptops.

China’s evolution into 3G is expected to be in large part based on the TD-SCDMA standard. In January 2006, the Ministry of Information Industry approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The TD-SCDMA standard has been developed through the collaboration among China’s wireless network operators and a number of technology providers, including semiconductor, equipment and software companies, and has received tremendous support from the Chinese government. In January 2009, MIIT issued 3G licenses as follows: CDMA2000 license for China Telecom, WCDMA license for China Unicom and TD-SCDMA license for China Mobile. Since then, China Mobile has sought to deploy the TD-SCDMA network nationwide and promote TD-SCDMA in the market. In 2009, China Mobile provided an incentive fund of RMB 650.0 million and initiated a number of bidding invitations and procurements for TD-SCDMA terminals. By the year end of 2010, as voluntarily reported by China Mobile, its subscribers for TD-SCDMA reached 20.7 million.

The wireless communications market continues to be highly dynamic and new changes and developments may occur from time to time and at times unexpectedly.

Wireless Baseband Market—Key Component of Wireless Semiconductor Market

The baseband semiconductor is the most critical semiconductor component in the wireless terminal. It is commonly referred to as the engine of a wireless terminal, equivalent to the central processing unit of a computer. The baseband semiconductor is responsible for encoding and decoding the wireless communications standards, and in some cases serving as a platform for the terminal’s operating system and multimedia applications, managing storage and directing short range connectivity such as Bluetooth traffic.

Baseband semiconductors are increasingly incorporating additional functions, such as multimedia capabilities. Further, baseband semiconductor suppliers have several advantages over other terminal component suppliers, including greater control over the selection of integrated complementary functionality. In some cases, baseband semiconductor suppliers can influence the selection of the peripherals that will be supported and included in the terminal.

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
•  ARM7TDMI® core
•  GSM/GPRS standards (release V8.2.0 12/1999), Quad-band
•  GPRS Multi-Slot Class 12
•  Dual/Tri/Quad SIM support
•  Up to 3 mega- pixel digital  camera
•  Motion JPEG Record
•  MPEG4/H.263 player
•  MP3/AAC/AAC+ and other format music players
•  USB1.1
•  SD card
•  Polyphonic ringtones
•  Built-in LCD Controller, up to WQVGA resolution

		SC6600I	May 2007	• Mid-range multimedia handsets
		SC6600R	October 2007	• Mid-range high quality multimedia handsets
		SC6600H	December 2007	• Low-range high quality multimedia handsets

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series(1)
		SC6600L	June 2009	• Low-end multimedia handset	• Integrated power management • Build in Touch Panel Controller • Build in Backlight driver • Support ATV/BT/WiFi

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series(1)

SC6800 Series of Baseband Semiconductor Solutions	2G/2.5G standards of GSM/GPRS	SC6800D	October 2006	• Mid-range to high-end multimedia handsets	• ARM9EJ-S® core • GSM/GPRS standards Quad-band • GPRS Multi-Slot Class 12 • Up to 5 mega-pixel digital camera
		SC6800H	November 2010	• Mid-end multimedia handsets
•  TV-out
•  Motion JPEG Record
•  MPEG4/H.263 player
•  MP3/AAC/AAC+ and other format music players
•  2D Graphics
•  64-channel polyphonic ringtones
•  USB1.1
•  Built-in LCD Controller, up to HVGA resolution
•  Integrated power management

SC8800 Series of Baseband Semiconductor Solutions	3G standard of TD-SCDMA, 2G/2.5G standards of GSM/GPRS	SC8800D	October 2005	• Value TD-SCDMA handsets	• GSM/GPRS Class12,TD- SCDMA Downlink 384kbps • ARM926EJ core. • 16K I-Cache,16K D-Cache • AMR-NB/Midi/ ADPCM/AAC • Integrated with SDIO I/F • Integrated touch panel driver
		SC8800S	September 2009	• Multimedia handsets
•  GSM/GPRS Class12,Edge class10 Quad-band; TD-SCDMA/ HSDPA 1.6Mbps Dual-band
•  ARM926EJ 160MHz
•  AMR-NB/Midi/ ADPCM/AAC/AAC+
•  MPEG4/H.263 QVGA Decoding 25fps
•  2M YUV I/F, 5M  JPEG I/F

•  Integrated touch panel driver

Product Series	Wireless Standard	Model Number	Date of Initial Commercial Release	Target Wireless Handset	Key Features of Series(1)
		SC8800H	February 2010	• Videophone handsets	• GSM/GPRS Class12,Edge class10 Quad-band; TD-SCDMA/ HSDPA 1.6Mbps Dual-band • ARM926EJ 200MHz • MPEG4/H.263 QCIF Codec 15fps • 2M YUV I/F, 5M JPEG I/F • Integrated touch panel driver

		SC8800G	December 2010	• CMMB handsets
•  GSM/GPRS Class12,Edge class10 Quad-band; TD-SCDMA/HSDPA 2.8Mbps/HSUPA 2.2Mbps Dual-band
•  ARM926EJ 400MHz
•  AMR-NB/Midi/ ADPCM/AAC/AAC+
•  MPEG4/H.263 CIF Decoding 30fps
•   H.264 QVGA Decoding 30fps
•  2M YUV I/F, 5M JPEG I/F
•  Integrated touch panel driver

		SC8801G	December 2010	• Ultra Low-cost handsets
•  GSM/GPRS Class12,Edge class10 Quad-band; TD-SCDMA/HSDPA 2.8Mbps Dual-band
•  ARM926EJ 256MHz
•  AMR-NB/Midi/ ADPCM/AAC/AAC+
•  MPEG4/H.263 CIF Decoding 30fps
•  MPEG4/H.263 QCIF Codec 15fps
•  2M YUV I/F
•   Integrated touch panel driver

		SC8802G	December 2010	• TD Modem	• GSM/GPRS Class12,Edge class10 Quad-band; TD-SCDMA/ HSDPA 2.8Mbps/HSUPA 2.2Mbps Dual-band • ARM926EJ 192MHz 16K I-Cache,16K D-Cache • AMR-NB/Midi/ ADPCM

CMMB Solutions	CMMB	SC6600V	May 2008	• Mobile TV	• CMMB demodulator • ARM7 core • MPEG audio layer1/2/3, AAC LC, AAC +(LP) • H.264 QVGA Decoding 30fps

(1)	Each of the key features of a particular product series may not be applicable to each of the models included in such product series.

A.	2G and 2.5G Baseband Semiconductors

We offer two series of baseband semiconductor solutions that are designed for wireless terminals supporting the 2G and 2.5G technologies of GSM and GPRS. The SC6600 series of baseband semiconductors was first commercially released in April 2004. All of the models within the SC6600 series perform analog and digital signal processing and integrated power management, while more advanced models incorporate multimedia functionality. Integrated power management efficiently directs power to different components of a wireless terminal, which can extend battery life. Additionally, the SC6600 series includes quad-band functionality. Quad-band functionality allows the wireless terminal to support all four major GSM frequency bands, including the 850 and 1900 MHz bands that are used in the Americas and the 900 and 1800 MHz bands that are used in most other parts of the world, making it compatible with most major GSM networks worldwide. The additional key features supported by the SC6600 series are multimedia, USB devices, SD card, backlight driver, SIM cards controllers, connectivity to Bluetooth, FM and TV. The multimedia functionality of the SC6600 series includes a digital still camera with a resolution of up to 3 mega-pixels, MP3/AAC/AAC+ digital audio playback that supports digital audio record, Motion JPEG/ MPEG4 digital video playback, Motion JPEG video record and 64-channel polyphonic ringtone playback. The models within the SC6600 series are designed for low-end handsets.

The SC6800 series of baseband semiconductors, which was first commercially released in October 2006, is designed for mid-end multimedia handsets and smart phones, which incorporate advanced multimedia functionality. In addition to standard baseband functionality and integrated power management, our SC6800 series support a digital still camera up to 5mega-pixels, USB devices, Bluetooth/Wi-Fi connectivity and Java and integrate advanced multimedia functionality.

Both the SC6600 series and the SC6800 series allow multiple GSM SIM cards simultaneously running on standby mode with one set of baseband and RF. This capability is highly welcomed in regions such as South Asia, Africa, and South America.

B.	3G Baseband Semiconductors

The SC8800 series of baseband semiconductors was first commercially released in October 2005 and is designed for value multimedia and mid-range multimedia wireless terminals that support TD-SCDMA/HSPA and GSM/GPRS/EDGE. The SC8800 baseband semiconductors support dual mode functionality, which enables wireless terminals to support 2G, 2.5G, 2.75G, 3G and 3.5G technologies, and incorporate integrated power management. The SC8800 series supports up to 2.8Mbps HSDPA and 2.2Mbps HSUPA features. Additionally, the SC8800 series supports a digital still camera with a resolution of up to 5 mega-pixels. The SC8800 series incorporates multimedia functionality, which includes streaming video, video telephony, digital audio playback that supports MP3 and other music formats such as AAC and AAC+ and MPEG4 digital video playback, and 64-channel polyphonic ringtone playback.

II. RF Transceivers

We offer three series of RF transceivers supporting 2G, 2.5G, 2.75G and 3G technologies. These RF transceivers feature, among other things, ultra low power consumption, which is made possible by our integrated radio technology.

Our SR500 and SR1000 series of RF transceivers are single-chip radio transceivers for GSM/GPRS, and GSM/GPRS/EDGE, respectively. Our SR3200 is the most highly integrated single-chip radio transceiver for combined TD-SCDMA , HSDPA/HSUPA and GSM/GPRS/EDGE (HEDGE) applications.  For both Chinese domestic and tier one global third party RF markets, we provide the SR3100, a single-chip transceiver for WCDMA/HSDPA/HSUPA multi-mode/multi-band terminals.

III. Mobile Television Solutions

We offer CMMB-based mobile television solution, the SC6600V. The SC6600V, released in May 2008, is a demodulator/decoder semiconductor for CMMB-based mobile television and is also a single chip solution that supports both AVS and H.264 video decoding standards.

Our Technologies

We have extensive experience in designing GSM, GPRS, EDGE, TD-SCDMA and HSPA baseband semiconductors and RF transceivers with integrated multimedia functionality and have developed expertise in the following areas:

•
Semiconductor Hardware Design. Integrating analog and digital circuits in a single semiconductor is inherently difficult due to noise interference and other problems. We have expertise in designing complicated mixed-signal and RF system-on-chip semiconductors using 0.18-micron, 0.152-micron, or 40-nanometer CMOS process technologies. Our single-chip baseband semiconductors incorporate a number of functional blocks, such as an ARM-based RISC processor, an analog and digital signal processor and power management unit. This enables us to utilize compact packages that take up less board space in our customers’ terminals, facilitating design efforts and lowering the total cost for those customers.

•
Wireless Software. We have expertise in developing wireless software for baseband processor solutions. We have internally developed our own protocol stack software for our 2G/2.5G baseband semiconductors, user interface software, file systems and device driver software, capabilities we believe are unique and help differentiate us from our competitors. We have co-developed our protocol stack software for our 3G baseband semiconductors. A protocol stack is software that enables communication by wireless terminals. In addition, we have expertise in porting other third-party operating systems and applications to our open development platform. Also, we have developed certain application software for our baseband processor solutions, such as phonebook software, and simulation tools.

•
Wireless Terminal Platform. We have expertise in developing wireless terminal platforms that combine voice, video and data, including advanced multimedia and mobile Internet functionality. In developing our platforms, we define the interfaces and software used by the baseband processor solution, establish the interoperability of peripherals incorporated into the wireless terminal to ensure optimized designs, define the power budgets of the baseband semiconductor and the wireless terminal. We also develop and maintain roadmaps in various disciplines, including wireless communications standards, video compression techniques, wireless protocol development and wireless terminal multimedia. In addition, we have extensive multimedia design experience with TV-out, embedded digital camera controllers for up to 5 mega-pixel resolution, JAVA accelerator, digital audio playback standards, such as MP3, AAC and AAC+, digital video playback standards, such as Motion JPEG, MPEG4, AVS and H.264 and 64-channel polyphonic ringtones.

Through our acquisition of Spreadtrum USA in January 2008 and internally developed expertise, we have RF technology in advanced CMOS for single-chip, multi-mode RF transceivers offering high performance with low power dissipation, a small footprint and a high level of integration for multiple markets. Our RF expertise has enabled us to generate chips covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA and HSPA transmission standards. Combined with our baseband and software technology, we have unique technology expertise that ranges from the RF level to baseband and from physical layer software to protocol and applications.

We also have expertise in developing and marketing a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market. This expertise enabled the industry’s first single-chip demodulator/decoder semiconductor for CMMB-based mobile television that can work as either a stand-alone solution or in conjuncture with a host processor.

Customers

We currently sell our products directly to brand manufacturers, IDHs and ODMs, many of whom are primarily located in China, Hong Kong and Macau, and partially via our distributors. Our customers integrate our products into their wireless products. Brand manufacturers develop wireless terminals or desktop phones under their own brand name. IDHs design wireless terminals for brand manufacturers, and, in some cases, coordinate testing and assembly services of those wireless terminals for those brand manufacturers. ODMs provide end-to-end wireless terminal design and system integration services to their customers.

With respect to our sales to IDHs and ODMs, we ship our products to and receive payments directly from them and sometimes via our distributors. As a result, we do not always have the ability to confirm directly with brand manufacturers who purchase wireless terminals from our IDH and ODM customers that our baseband semiconductors are incorporated into their wireless terminals. However, we believe our IDH and ODM customers sell their wireless terminals that incorporate our baseband semiconductors to many of the leading PRC wireless terminal brands.

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	2008	2009	2010
	(in thousands)
Revenue distribution:
Mainland China, excluding Hong Kong and Macau	$62,064,315	$9,232,369	$27,730,120
Hong Kong and Macau	37,492,230	89,175,527	310,317,223
Others	10,380,396	6,661,794	8,291,399
Total net revenue	$109,936,941	$105,069,690	$346,338,742

In 2008, two customers each accounted for more than 10.0% of our revenue: 30.6% and 28.5%, respectively. In 2009, three customers each accounted for more than 10.0% of our revenue: 27.1%, 15.6% and 14.0%, respectively. In 2010, four customers each accounted for more than 10.0% of our revenue: 23.0%, 14.8%, 11.6% and 10.2%, respectively.

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

Sales and Marketing

We sell our products through our direct sales force in China, which consists of sales managers who are divided into teams to support major accounts in Northern China, Eastern China, Southern China and international sales. Our trained field applications engineers assist our customers in designing, testing and qualifying their products that incorporate our products. Our field applications engineers are deployed such that our customers have localized support. As of December 31, 2010, we employed 152 field application engineers. In addition, we work with a network of distributors to also promote and market our products.

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

The Bundle Semiconductors industry generally is affected by seasonality. As we gain market share for our Bundle Semiconductors, we expect to experience more seasonality. Our customers tend to increase their orders of our products (i) during the third quarter in anticipation of China’s National Day holiday, which takes place in early October, and (ii) during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Because of our limited operating history, the above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

For our wireless terminal brand manufacturer customers, the sales cycle typically takes from five to nine months depending on whether our customer begins with our reference design or our open platform. Customers that begin with our reference designs are able to develop their wireless terminal quicker and place an order in a shorter amount of time than a customer that begins with our open platform. A customer that begins with our open platform usually is designing a terminal that incorporates more features and functionality and, therefore, is required to invest greater engineering resources to complete and qualify the terminal design. Such a customer requires greater engineering support throughout the design and qualification cycle. Accordingly, the sales cycle for those customers is longer.

For our IDH customers using our reference designs, the sales cycle typically takes four to eight months. Our IDH customers are skilled at designing terminals for their customers and complete the terminal designs relatively quickly. For ODM customers, the sales cycle typically takes up to six months. Our ODM customers are skilled and experienced in designing terminals, but these terminals usually do not include as many features and functions as the terminals that are developed by brand manufacturers.

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

Manufacturing

As a fabless semiconductor company, we do not own or operate wafer fabrication or assembly and testing facilities. Instead, we develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our semiconductors. By utilizing third-party foundries to produce silicon wafers for our semiconductors and outsourcing our assembly and testing requirements, we are able to focus more of our resources on product design and software development, and eliminate the high cost of building and operating advanced semiconductor fabrication, assembly and testing facilities. All of our current semiconductors are developed and manufactured with 0.18-micron, 0.152-micron, and 40-nanometer CMOS process technologies.

We have outsourced all of our wafer production to foundries, most of which has been outsourced to TSMC, the world’s largest foundry and our primary foundry service provider since our inception. Our in-house engineering staff designs our products with standard cells from foundries or third-party library providers, and provides the designs to foundries for manufacturing. We periodically work with foundries to review pricing, capacity, cycle time and other terms, and we work closely with foundries in order to achieve high manufacturing yields during the wafer fabrication process, which is an important aspect of our cost-reduction efforts. However, we do not have a guaranteed level of production capacity with foundries. For further discussion of risks associated with TSMC, please see “Item 3.D – Risk Factors – Risks Related to Our Business – We depend on independent foundries to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships”, “Item 3.D – Risk Factors – Risks Related to Our Business—Our primary foundry and assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval” and “Item 3.D – Risk Factors – Risks Related to Our Business—We may experience lower than expected manufacturing yields or limitations in designing with new process technologies, which could adversely affect our business and operating results”.

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

Intellectual Property

We design substantially all of our baseband semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. As of April 5, 2011, we owned 141 patents and had 342 pending patent applications in China, we owned 39 patents and had 27 pending patent applications in the United States and we had 7 pending patent applications in Europe. We also acquired co-ownership of 36 patents and 3 pending patent applications in China. Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA, HSDPA, HSUPA, WCDMA and GSM/GPRS technologies, and RF transceivers.

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

Our semiconductors are integrated into wireless terminals that operate within mobile operators’ networks. Before a wireless terminal vendor can release a wireless terminal into production, it must conduct rigorous field testing and obtain a certification that the wireless terminal meets certain quality and interoperability standards. For example, GSM wireless terminals must obtain FTA certification. Accordingly, our semiconductors undergo rigorous field testing in mobile operators’ networks and are certified prior to being designed into a wireless terminal. We have field tested our semiconductors in operating wireless terminals within mobile operators’ networks pursuant to comprehensive test cases that we have developed. We also subject our semiconductors to a battery of tests, including protocol stacks and interoperability testing, in order to obtain certification. We have obtained PTCRB/GCF/ FTA certification for our 2.5G baseband chipset and PRC type approval, also known as Network Access Licenses issued by MIIT for our TD-SCDMA baseband semiconductors. In addition to the tests mentioned above, our TD-SCDMA baseband semiconductor products are subject to testing by China Telecommunication Technology Labs of MIIT and an Acceptance Test by China Mobile before they can be sold in China.

Competition

The baseband semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We currently sell a substantial portion of our products to brand manufacturers, IDHs and ODMs, directly or via distributors, and we primarily compete in China with baseband processor solutions providers, such as IMC, MediaTek, ST-Ericsson and MStar. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom.

The most significant factors that affect our competitiveness are:

•	our ability to provide a total systems solution approach;

•	our ability to offer an open development platform;

•	our ability to rapidly introduce new products to market to meet customer demand;

•	the functionality, performance and cost effectiveness of our products relative to those of our competitors’ products;

•	our product roadmap that meets industry trends and requirements;

•	the wireless standards that our products support;

•	the quality and reliability of our products;

•	our ability to deliver products in required volumes, on a timely basis and at a competitive price; and

•	our customer support capabilities, which include technical support.

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

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the General Office of the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning ICDEs. On January 28, 2011, the State Council promulgated the Several Policies to Further Encourage the Development of the Software and Integrated Circuit Industry, or the New IC Policies. The New IC Policies set forth preferential policies on tax, investment and financing, research and development, import and export, talent, intellectual property protection and market environment matters concerning ICDEs.

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

We conduct our integrated circuit design in China through Spreadtrum Shanghai, which was accredited as an ICDE by the Shanghai Information Office in 2001 and has passed the annual review of such accreditation for 2006, 2007, 2008,2009 and 2010, and therefore, is eligible for preferential tax treatment under PRC laws relating to ICDEs as briefly described below.

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

Preferential Taxation Policies

Under the IC Policies and the New IC Policies, ICDEs are entitled to certain preferential tax treatment.

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

An ICDE may have semiconductors, which are designed by the ICDE itself with independent intellectual property rights, manufactured or processed overseas if such semiconductors could not be manufactured in China. Pursuant to a notice jointly issued by the Ministry of Finance and the SAT on August 31, 2004, effective October 1, 2004, the input value-added tax levied on these semiconductors imported shall be set at 17%. Spreadtrum Shanghai is subject to the 17% input value-added tax for semiconductors processed overseas and imported into China.

Corporate Income Tax. Under the IC Policies and the New IC Policies, an accredited ICDE is entitled to take advantage of the preferential policies for corporate income tax. From the year in which an ICDE first has positive accumulated earnings, the ICDE is exempted from corporate income tax for two years and is entitled to a 50% reduction in the corporate income tax for the succeeding three years. Spreadtrum Shanghai has been accredited as an ICDE and is entitled to such tax preferential treatment.

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

For the potential effects of the CIT Law on our preferential tax treatment, see “Risk Factors—Risks Related to Doing Business in China—If changes in the tax laws of the PRC reduce the tax benefits available to us or our subsidiaries, our results of operations could be adversely affected.”

Business Tax. Under the New IC Policies, qualified ICDEs may enjoy the emption of business tax for the businesses including software development and test, information system integration, consultation and operational maintenance, and the design of IC products, in accordance with the rules to be made by the Ministry of Finance, the State Administration of Taxation and other relevant governmental authorities.

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

We have adopted a combination of patent, trademarks, copyright, employee and third-party nondisclosure agreements to protect our intellectual property in China. As of April 5, 2011, we owned 141 patents and had 342 pending patent applications in China. We acquired co-ownership of 36 patents and 3 pending patent applications in China.

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

On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to security review of the PRC governments. The security review assesses the impact of the acquisition on national security, stable operation of national economy, basic living of the people, and research and development capacity for key technologies related to the national security.

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

 On October 28, 2010, the National People’s Congress of China promulgated the Social Insurance Law, which will become effective on July 1, 2011. The Social Insurance Law envisions that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. An employer shall pay the social insurance premium for its employees in accordance with the rates provided under the relevant regulations and shall withhold and pay the relevant social insurance premium that should be contributed by the employees. The authorities in charge of social insurance may impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

C.	Organizational Structure

We are a holding company incorporated in the Cayman Islands. The chart below sets forth our primary subsidiaries including their jurisdictions and dates of incorporation or establishment, our ownership interest in each subsidiary or affiliate, and their principal activities:

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Spreadtrum Communications (Shanghai) Co., Ltd.	PRC July 18, 2001	100% (indirect)	Research and development, marketing, finance and administrative activities

Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd. (1)	PRC March 30, 2005	37.9% (indirect)	Research and development and administrative activities

Spreadtrum Communications Technology (Shanghai) Co., Ltd., formerly Spreadtrum International Trading (Shanghai) Co., Ltd.	PRC November 16, 2005	100% (indirect)	Administrative and sales activities

Spreadtrum Hong Kong Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Spreadtrum International Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Spreadtrum Communications USA Inc., formerly Quorum Systems, Inc.	Delaware, USA March 4, 2003; became a subsidiary of the Company on January 15, 2008	100% (direct)	Research and development, sales and administrative activities

Shanghai Han & Qin Investment Co. Ltd.	PRC September 5, 2008	100% (indirect)	Investment activities

Han & Qin International (BVI) Limited	British Virgin Islands September 24, 2008	100% (direct)	Investment activities

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Spreadtrum Communications (Tianjin) Co., Ltd.	PRC December 8, 2010	100% (indirect)	Research and development and administrative activities

Spreadtrum Communications (Chongqing) Co., Ltd.	PRC December 31, 2010	100% (indirect)	Research and development and administrative activities

Quorum Technology (H.K.) Limited	Hong Kong December 12, 2008	100% (direct)	Investment activities

SPRD LLC (successor to Spreadtrum Communications Corp.)	Delaware December 22, 2008	100% (indirect)	Administrative activities

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

In May 2008, Spreadtrum Shanghai injected approximately $0.7 million into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

Spreadtrum Communications, Inc. (Cayman Islands)
Note 1
Spreadtrum Communications USA Inc. (Delaware)
Note 1
Spreadtrum Hong Kong Limited (Hong Kong)
Note 1
Spreadtrum International Limited (Hong Kong)
Note 1
Quorum Technology (H.K.) Limited (Hong Kong)
Note 1
Han & Qin International (BVI) Limited (British Virgin Islands)
Note 2
SPRD LLC (Delaware)
Note 3
Spreadtrum Communications (Shanghai) Co., Ltd. (Shanghai)
Korea Liaison Office of Spreadtrum International Limited (Korea)
Note 4
Spreadtrum Communications Technology (Shanghai) Co., Ltd. (Shanghai)
Note 5
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd. (Beijing)
Spreadtrum Communications (Shanghai) Co., Ltd. - Shenzhen Branch Office
Shanghai Han & Qin Investment Co., Ltd. (Shanghai)
Spreadtrum Communications (Tianjin) Co., Ltd. (Tianjin)
Spreadtrum Communications (Shanghai) Co., Ltd. - Beijing Branch Office
Spreadtrum Communications (Chongqing) Co., Ltd. (Chongqing)
Note 7
Shanghai Zhanxiang Electronics Technology Co., Ltd. (Shanghai)

(1)	100% owned by Spreadtrum Communications, Inc.

(2)	100% owned by Spreadtrum Communications USA Inc.

(3)	100% owned by Spreadtrum Hong Kong Limited

(4)	100% owned by Spreadtrum International Limited

(5)
37.9% owned by Spreadtrum Communications (Shanghai) Co., Ltd. and 62.1% owned by 3 PRC nationals. 100% of Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd. is consolidated into Spreadtrum Communications, Inc.

(6)	100% owned by Spreadtrum Communications Technology (Shanghai) Co., Ltd.

(7)	24% owned by Spreadtrum Communications (Shanghai) Co., Ltd.

(8)	100% owned by Spreadtrum Communications (Shanghai) Co., Ltd.

D.	Property, Plants and Equipment

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

On January 31, 2007, Spreadtrum Shanghai entered into a contract to purchase the land use rights to a parcel of undeveloped land of approximately 23,000 square meters and adjacent to our principal offices. We paid a deposit under such contract equal to the aggregate purchase price of $6.8 million for the land use rights. In December 2009, Spreadtrum Shanghai entered into a joint venture agreement with three other parties to form a joint venture named Shanghai Zhanxiang Electronics Technology Co., Ltd., or Zhanxiang, for the purpose of developing the land. The registered capital of Zhanxiang is $28.3 million and Spreadtrum Shanghai would inject capital of $6.8 million. In the same month, Spreadtrum Shanghai injected $0.3 million in cash into Zhanxiang. Under a series of agreements entered into by Spreadtrum Shanghai with other investors of Zhanxiang in 2009, Spreadtrum Shanghai agreed to exchange, in substance, the deposit it had paid for the land use rights as its capital contribution into Zhanxiang. In February 2010, Spreadtrum Shanghai received a refund of its deposit for the land use rights of $6.8 million. Thereafter, Spreadtrum Shanghai injected approximately $6.5 million into Zhanxiang to complete the capital contribution for its 24% equity interest in Zhanxiang (See Notes 9 and 11 to the Consolidated Financial Statements for details).

We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
Spreadtrum Center, Building 1 Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Own	12,814	Administration; research and development; sales.

15th Floor B, Building No.1 Minrun Industry Community 1388 Yishan Road Xuhui District Shanghai 200233 China	Lease	1,000	Research and development.

B701, B709, C701, C702, C703, C705, 7th Floor B Building 1 12 Yumin Road Chaoyang District Beijing 100029 China	Lease	1,479.19	Administration; research and development; sales; government relations.

B702, 7th Floor China International Hi-tech Convention and Exhibition Center 12 Yumin Road Chaoyang District Beijing 100029 China	Lease	165.46	Administration; research and development; sales; government relations.

101, 1F, Beida Jade Bird Building, South Area Hi- Tech Industrial Park, Shenzhen 518057, China	Lease	450	Research and development; customer support.

7th Floor, IBIS building, 1132-12, Ingye-dong Paldal-gu, Suwon, Korea (ZIP: 442-835)	Lease	99.6	Liaison office.

A2-408, Building No.1, Tongda Plaza Tianjin Free Trade Zone Tianjin China	Lease	5,430.21	Administration; research and development.

No. 4, 4F, Rongying Building, Technology Innovation Center, 8 Yuma Road, Nan’an District Chongqing China	Lease	2,000	Administration; research and development.

5960 Cornerstone Court, Suite 200 San Diego, California 92121 United States of America	Lease	1301	Administration; research and development.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Overview

We are a fabless semiconductor company that designs, develops and markets baseband and radio frequency processor solutions for the wireless communications market. Our baseband processor solutions include several series of baseband semiconductors to meet the demands of various market segments. Our SC6600 and SC6800 series of baseband semiconductors are designed for wireless handsets and other devices that support GSM/GPRS. Our SC8800 series of baseband semiconductors are designed for wireless terminals that support TD-SCDMA/GSM/GPRS. As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Our single-chip CMOS multi-mode RF transceivers are designed to perform across multiple standards, covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA, and HSDPA/HSUPA needs. Our SR500 and SR1000 series of RF transceivers are designed for wireless handsets and other devices to support GMS/GPRS. Our SR3100 and SR3200 series of RF transceivers are designed to support GSM/GPRS, EDGE, WCDMA, and TD-SCDMA. In addition, we design, develop and market a CMMB-based channel demodulator and audio/video decoder processor solution for the mobile television market.

Revenue

Since we began to ship our baseband semiconductors in volume in the third quarter of 2005, revenue from our baseband semiconductors has increased substantially, both in absolute dollar terms and as a percentage of total revenue. Our shipments of baseband semiconductors increased 195.5% in 2007 from 2006 and decreased 18.8% in 2008. In 2009, our sales volume of baseband semiconductors increased 10.9% from the prior year. As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Revenue from our RF transceivers has increased significantly, both in absolute dollar terms and as a percentage of total revenue. Starting from 2009, we have primarily been generating our revenues from sales of Bundle Semiconductors. In 2010, our sales volume of 2.5G/2G and 3G Bundle Semiconductors increased by 253.6% and 907.5% from 2009, respectively.

Cost of Revenue

Our cost of revenue primarily consists of costs associated with the outsourcing of the manufacturing of our products, including the fabrication, assembly and testing of our semiconductors, royalty expenses, sales rebates (in the form of free products), shipping and handling costs relating to inventory purchase, the salary and other related compensation costs attributable to operations and procurement, personnel, warranties, and the procurement of third-party components and other materials that are bundled into our products. Our relationships with third-party foundry and assembly and testing companies do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs related to wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market and available capacity. Our cost of revenue also includes share-based compensation expense and inventory write-down.

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

Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, expenses associated with prototype masks, lease payments associated with space allocated to research and development personnel, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and share-based compensation expense. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received were $3.7 million, $5.2 million and $13.4 million in 2008, 2009 and 2010, respectively. For the years ended December 31, 2008, 2009 and 2010, $2.2 million, $1.5 million and $5.0 million were recorded as offsets to research and development expenses incurred, respectively. As of December 31, 2009 and 2010, we had total unearned subsidies of $2.6 million and $7.2 million, respectively, since the requirements for those specific research and development projects had not been fulfilled. In addition to the government subsidies, we recognized $2.9 million subsidy as a reduction of research and development expenses, related to a customer sponsored subsidized program for the promotion of TD-SCDMA products. We expect to meet all these requirements in later periods before the deadlines set by the government. There can be no assurances that we will receive any subsidies in the future. We expect that our total research and development expenses will increase as we continue to develop new baseband or other semiconductors.

Selling, General and Administrative Expenses. Selling expenses consist primarily of salaries, bonuses and benefits for sales and marketing, field application engineering and customer support personnel, travel and  other expenses related to sales and marketing activities, product promotion sample costs, expenses related to public relations activities, such as attendance at conferences, exhibitions and media relations events, and share-based compensation expense. We expect that our total selling expenses will increase as we hire additional sales and marketing personnel, expand our sales and marketing network in China and globally, and engage in additional marketing and promotional activities. General and administrative expenses consist primarily of salaries, bonuses and benefits for administrative personnel, travel, lease and other expenses for general administrative functions, share-based compensation expense as well as costs for outside professional services, including legal, tax and accounting services. We expect that our general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business.

Impairment Loss of Goodwill and Long-lived Assets. Pursuant to our accounting policy, we evaluate our goodwill and long-lived assets for impairment each year. We determine the fair value of goodwill and long-lived assets using the income approach.

In 2008, we recorded $32.3 million impairment loss on goodwill based on the decline of implied fair value of goodwill. The decline was primarily caused by our lower projected future cash flows compared to the forecasts at the time we completed our acquisition of Spreadtrum USA. As of December 31, 2009 and 2010, the implied fair value of goodwill was higher than the carrying value of goodwill due to the profit growth and the improvement of economic environment. As a result, there was no impairment charge on goodwill recognized in 2009 and 2010.

We recorded a $17.4 million impairment loss on intangible assets in 2008 to write down the book value of these assets to their fair values. The impairment of 2008 mainly consisted of the impairment on intangible assets acquired from Spreadtrum USA. We conducted our evaluation based on a weighted average of multiple discounted cash flow scenarios. The impairment of 2008 was primarily driven by our updated long-term financial forecast, which indicated lower estimated future cash flows compared to the estimates at the time we completed our acquisition of Spreadtrum USA due to the downturn in the economy. When the market began to improve in the second half of 2009, we updated our impairment assessment and believed no further impairment for intangible assets would be necessary. In 2010, except for the impairment provision for the obsolete technology described as follows, we did not provide any impairment provisions for other intangible assets.

We also recorded $3.0 million provision for loss commitment and $0.5 million impairment charge on other long-term assets in connection with an agreement with a third party vendor for acquiring certain technology in 2008.  In 2009, we capitalized such technology upon the receipt of the intangible asset and recorded cost of $4.8 million, after netting off the prior year’s provisions of $3.5 million for this intangible asset.  In 2010, the Company noticed that the technology was rapidly losing market acceptance to competing technology and believed that continuing to market products using this technology would not be commercially viable. Accordingly, we concluded that this technology had become obsolete and the remaining carrying amount of $4.5 million was fully impaired in 2010. Accordingly, we recorded a $4.5 million impairment loss on intangible assets during 2010.

We recorded an impairment loss of $56,045 in 2008 for obsolete property and equipment, and property and equipment to be disposed. There was no such impairment charge recognized in 2009 and 2010.

IPR&D expense acquired per Spreadtrum USA Acquisition. IPR&D expense incurred in connection with our acquisition of Spreadtrum USA in 2008 was $6.6 million. This IPR&D expense was recorded at its estimated fair value on the acquisition date which was determined by management based on a number of factors including a valuation report provided by a third party valuation firm. The valuation report utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. We have incorporated certain assumptions which include projected cash flows and replacement costs. See note 3 of the Notes to the Consolidated Financial Statements for the details. There was no such IPR&D expense recorded in 2009 and 2010.

Provision for Loss Commitment. In January 2008, we signed an agreement with a third party vendor to acquire certain technology. In the agreement we committed to pay $10.0 million over the next seven years including licensing fees and guaranteed royalty payments even if no products were sold using the acquired technology. Due to deteriorating global economic conditions, the related mobile phone market did not materialize as projected by us when the agreement was signed. We evaluated the commitment for impairment at the end of 2008. We determined the fair value of the project and related intangible asset using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the semiconductor industry. As a result of the analysis, we recorded a $3.5 million write-off in the fourth quarter of 2008, of which $3.0 million was accrued as provision for loss commitment and $0.5 million was charged against the other long-term assets as of December 31, 2008. In 2009, we received the related technology and recorded intangible asset of $4.8 million, its estimated fair value, which is net off this provision. In 2010, we wrote off the carrying amount of this technology with an amount of $4.5 million.

In 2009, we recorded $52,449 provision for loss commitment related to open purchase orders for its old version of baseband semiconductors. In 2010, we did not record any provisions for loss commitment.

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

We recorded share-based compensation expense of $8.3 million, $9.7 million and $10.3 million in 2008, 2009 and 2010, respectively. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue. As of December 31, 2010, we had $16.5 million of unrecognized deferred share-based compensation expense.

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

Before 2008, Foreign-invested Integrated Circuit, or IC, design companies were entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified Foreign-invested IC design company, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as a “new and high technology companies strongly supported by the state” from the relevant tax authorities in December 2008. Since the CIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate will increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22%, and 24%, respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15% preferential tax rate after the transition period expires in 2011 if it continually qualifies as “new and high technology companies strongly supported by the state”.

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

Shanghai Technology was established in Shanghai Waigaoqiao Free Trade Zone and was subject to PRC income tax at a preferential rate of 15% in 2007. It has entered its first year of accumulated profit making and started to pay income tax in 2007. Because Shanghai Technology is located in Shanghai Pudong New District, it was subject to a transitional income tax rate of 18% in 2008, 20% in 2009 and 22% in 2010 and will be subject to graduated increase of income tax rate to 25% by 2012.

Value-added Tax. Value-added tax is imposed on sales or imports of goods and on the provision of processing, repair or replacement labor services. A 17% value-added tax applies to integrated circuit products sold to PRC domestic customers.

Business Tax. Revenue generated from services provided by Spreadtrum Shanghai, Spreadtrum Technology and Spreadtrum Beijing, including from technical, consulting and other services and royalties, are subject to a 5% PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to government approval. We have been successful in obtaining approvals for such exemptions for services revenue in the past.

Land-Use Tax. Under the newly revised PRC Land Use Tax Tentative Regulations, beginning January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis.

Individual Income Tax. Under the PRC regulations, a foreign individual is required to pay individual income tax on his/her income if the length of his/her work period in the PRC in any given calendar year exceeds certain number of days as provided under tax regulations or he/she serves as a director or senior officer in a company incorporated in the PRC. It is our responsibility to pay, on behalf of our expatriate employees, their individual income taxes to the local tax authority. We account for the individual income tax as part of employee compensation with the corresponding liability properly recorded in our books.

United States Tax

Spreadtrum USA is subject to federal and state income taxes at the applicable statutory rates, subject to the potential deductibility of state income tax paid for federal income tax purposes.

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

In May 2008, Spreadtrum Shanghai injected $0.7 million into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owns approximately 20.7% of the equity interest in Spreadtrum Beijing. The transfer of ownership interests between Spreadtrum Shanghai and the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees and do not share risks and rewards of equity ownership with us.

In June 2009, the FASB issued FAS 167: Amendments to FASB Interpretation No. 46(R), codified primarily in the Consolidation Topic of the FASB ASC 810. This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company’s involvement with a variable interest entity. We adopted this guidance on January 1, 2010.  In accordance with the new guidance, we are deemed to have a controlling financial interest and are the primary beneficiary of the VIEs as we have both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we continued to consolidate the same VIE that was consolidated prior to January 1, 2010 and the adoption did not have any impact on our consolidated financial statements.

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

We recognize revenue from sales of products, including primarily baseband semiconductors and radio frequency transceivers, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, we (i) enter into a master agreement with our customers, which specifies general terms and conditions, or (ii) obtain purchase orders, which specify the key terms of individual orders, such as quantity and price. Most of our arrangements do not include rights of return, price protection or other similar privileges. Accordingly, we record revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

Certain contracts have specified acceptance provisions and for such contracts we defer the revenue recognition until the acceptance is obtained. In the event that neither acceptance note nor denial note is received, revenue and cost of sales are recognized when the contractual quality inspection period expires. Any payments received prior to revenue recognition are recorded as advance from customers. We grant rebates to certain customers depending on the volume of business the customers bring in. The rebates granted are either goods rebates or cash rebates. Goods rebates are “free” products offered to customers and are recorded as cost of sales when revenue is recognized. Cash rebates are recorded as reduction of revenue when granted to customers and when revenue is recognized.

We recognize revenue from service contracts upon completion of all services. Service contracts are short term in nature (generally one to three months) and are insignificant for all periods presented.

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

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with ASC 350 “Goodwill and Other Intangible Assets”. Goodwill and intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually (or more frequently if impairment indicators arise).  We perform a goodwill impairment test annually on December 31 or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill to below its carrying amount, and determine whether there is a goodwill impairment.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. Consistent with the requirements of ASC 350-20-35, the fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. There was no impairment loss on goodwill recognized in 2010.

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

We will continue to closely monitor the 2011 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

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

In 2010 we recorded $4.5 million non-cash reserve charges on acquired intangible assets that became obsolete in connection with rapid technology advancement and evolvement. In 2011, if actual future demand or market conditions are less favorable than those projected by our management, additional impairments on long-lived assets and write-downs may be required.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. Cost is comprised of direct material and, where applicable, direct labor costs and overhead incurred in bringing the inventories to their present location and condition. We estimate excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

As of December 31, 2010, the balance of inventory written-down was $4.3 million, of which $1.7 million was related to deferred cost.  During second half year of 2010, we sold certain older types of products as market demands arose due to the quick recovery of the semiconductor industry and our business. In connection with sales of the previously written-down inventories, we recognized increased gross profit in an amount of $19,838, $14,320 and $5,143,448 for the years ended December 31, 2008 and 2009 and 2010, respectively (see note 4 of our Consolidated Financial Statements for details).  As of December 31, 2010, the written-down inventories with original cost of $1.7 million were shipped to customers where the rights and obligations of ownership were passed to the customers but revenue had not yet been recognized due to pending customer acceptance. We expect to recognize related revenue in the first quarter of 2011 and will then reverse the written-down inventories. We expect to recognize revenue and gross profit in the amount of $1.1 million in 2011 which represent the sales proceeds on the written-down inventories. We are seeking to dispose of the remaining written-down inventory items as of December 31, 2010 in 2011 as scrapped chips and wafers to third party trading companies engaged in the scrapped material recovery business.  If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

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

Long-term Investments

We review our long-term investments for impairment based on our determination of whether the decline in market value of the investment below our carrying value is other than temporary. In making this determination, we considered ASC 320 “The Equity Method of Accounting for Investments in Common Stock” and related interpretations, which set forth factors to be evaluated in determining whether a loss in value should be recognized, including our ability to hold our investment, the market price and market price fluctuations of the investment’s publicly traded shares and ability of the investee to sustain an earnings capacity, which would justify the carrying amount of the investment.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively.

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

	For the Year Ended December 31,
	2008	2009	2010
	(in thousands)
Selected Consolidated Statement of Operations Data:
Revenue	$109,937	$105,070	$346,338
Cost of revenue(1)	68,033	66,876	193,873
Gross profit	41,904	38,194	152,465
Operating expenses:(1)
Research and development	42,877	37,039	58,687
Selling, general and administrative	21,998	20,539	20,188
In-process research and development expense per Spreadtrum USA acquisition	6,612	—	—
Impairment loss of goodwill	32,345	—	—
Impairment loss of long-lived assets	17,984	—	4,486
Provision for loss commitment	3,013	—	—
Total operating expenses	124,829	57,578	83,361
Income (loss) from operations	(82,925)	(19,384)	69,104
Other income, net	4,448	1,092	6,220
Income tax expense	201	1,024	8,130
Net income (loss)	$(78,678)	$(19,316)	$67,194

Note: (1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2008	2009	2010
	(in thousands)
Cost of revenue	$405	$278	$437
Research and development	3,933	2,871	5,718
Selling, general and administrative	4,010	6,550	4,131
Total	$8,348	$9,699	$10,286

The following table sets forth a summary of our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	(in percentage)
Revenue	100.0%	100.0%	100%
Cost of revenue(1)	61.9%	63.6%	56.0%
Gross profit	38.1%	36.4%	44.0%
Operating expenses:(1)
Research and development	39.0%	35.3%	16.9%
Selling, general and administrative	20.0%	19.5%	5.8%
In-process research and development expense per Spreadtrum USA acquisition	6.0%	—	—
Impairment loss of goodwill	29.4%	—	—
Impairment loss of long-lived assets	16.4%	—	1.3%
Provision for loss commitment	2.7%	—	—
Total operating expenses	113.5%	54.8%	24.0%
Income (loss) from operations	(75.4)%	(18.4)%	20.0%
Other income, net	4.0%	1.0%	1.7%
Income taxes expense	0.2%	1.0%	2.3%
Net income (loss)	(71.6)%	(18.4)%	19.4%

 Note: (1) Share-based compensation is included in cost of revenue and operating expenses.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenue. Our revenue increased by 229.6% to $346.3 million in 2010 from $105.1 million in 2009. The increase in revenue was due to significant increase in sales volume, partially offset by decrease in average selling price. In 2010, sales volume of our 2G/2.5G and 3G Bundle Semiconductors increased by 253.6% and 907.5% from 2009, respectively. The increase in sales volume was a result of growing market share for both our 2G/2.5G and 3G semiconductors, introduction of our innovative new products of superior quality, and the overall expansion of our customer base. In 2010, the average selling price of our 2G/2.5G and 3G Bundle Semiconductors decreased by 20.9% and 33.3%, respectively. The decrease in average selling price was primarily due to our decision to reduce the prices of our products in response to the fierce competition and the downward pricing trend in the wireless communication market.

Cost of Revenue. Our cost of revenue increased by 189.8% to $193.9 million in 2010 from $66.9 million in 2009. The increase was primarily attributable to the significant increase in our sales volume which led to an increase in our semiconductor production cost, sales rebates, royalties and other expenses, partially offset by a decrease in inventory write-down and a decrease in unit semiconductor production cost as a result of reduced average purchase price in connection with our increased purchase volume.  The amount of inventory write-down was $1.9 million, a decline of $3.5 million from $5.4 million in 2009.

Gross Profit. Our gross profit increased by 299.2% to $152.5 million in 2010 from $38.2  million in 2009, and our gross margin increased to 44.0% in 2010 as compared to 36.4% in 2009. The increase in gross margin was primarily attributable to the increased sales volume of higher gross margin products such as our SC6600L series Bundle Semiconductors as well as unit cost reduction in our products as a result of economies of scale. In addition, in connection with sales of the previously written-down inventories in 2009 and 2010, we recognized increased gross profit in the amount of $14,320 and $5,143,448 for the years ended December 31, 2009 and 2010, respectively, and the increase in gross margin for the years ended December 31, 2009 and 2010 was 0.01% and 1.5%, respectively. The increase in gross margin was partially offset by the decrease in the average selling price of our products in 2010 due to market competition and downward pricing trend in the wireless communications market.

Operating Expenses. Our operating expenses increased by 44.8% to $83.4 million in 2010 from $57.6 million in 2009, primarily due to an overall increase in our research and development expenses in line with our substantial expansion and growth during 2010. Our research and development expenses increased by 58.6% to $58.7 million in 2010 from $37.0 million in 2009 reflecting our significantly increased research and development efforts in line with our launch of innovative new products, in particular, an increase in engineering expenses related to the development of new products of $11.7 million, an increase in employee compensation of $9.6 million, an increase in stock-based compensation of $2.9 million and an increase in depreciation and amortization expenses of $2.6 million, partially offset by an increase in government subsidies in the amount of $3.5 million and a first-time recognition of subsidies in the amount of $2.9 million from a customer in connection with TD-SCDMA product development. Our selling, general and administrative expenses decreased slightly by 1.7% to $20.2 million in 2010 from $20.5 million in 2009 and the fluctuation was primarily due to decrease in stock-based compensation expenses of $2.7 million, partially offset by increase in employee compensation of $1.7 million and a contingent loss of $0.8 million accrued in connection with a pending arbitration.  In 2009, we recognized a one-off share-based compensation charge of approximately $4 million in connection with the resignation of our former Chief Executive Officer.

Impairment Loss of Long-lived Assets. There were no impairment charges recognized in 2009. We assessed that a technology had become obsolete and the remaining carrying amount of $4.5 million was fully impaired in 2010. Accordingly, we recorded a $4.5 million impairment loss on intangible assets during 2010.

Provision for Loss Commitment. We did not record any provision for loss commitment in 2010 and recorded $52,449 provision for loss commitment in 2009 which was related to open purchase orders for our old version of baseband semiconductors.

Income From Operations. As a result of the factors mentioned above, we recorded income from operations of $69.1 million in 2010, as compared to loss from operations of $19.3 million in 2009.

Other Income, net. We recorded other income of $6.2 million in 2010 as compared to other income of $1.1 million in 2009. Our other income primarily consisted of exchange gains and interest income, net of interest expenses.  Our interest expenses are presented net of the government subsidies we received, which amounted to $0.7 million and $1.5 million, respectively, in 2009 and 2010.  Our exchange gains increased from $0.7 million to $3.8 million, as a result of RMB appreciation against US dollar. Our interest income increased from $1.6 million to $3.6 million, as a result of investing a higher balance of cash and increase in bank deposits saving rate. Our interest expense, net of reimbursement from local government for bank loan interest incurred, remained stable.

Income Tax Expense. We recorded income tax expense of $8.1 million in 2010 as compared to an income tax expense of $1.0 million in 2009. The increase mainly resulted from current income tax expenses of Spreadtrum Shanghai and an increase in withholding income tax on royalty payments received by us from Spreadtrum Shanghai in connection with a license of certain intellectual property related to RF transceivers owned by us.  The change in effective tax rate from -5.6% in 2009 to 10.8% in 2010 was mainly due to the effect of different tax rates applicable to us and our subsidiaries in different jurisdictions, partially offset by change in valuation allowance on deferred tax assets (refer to Note 16 to Consolidated Financial Statements for detailed reconciliation from PRC statutory income tax rate to effective tax rate).

Net Income. As a result of factors mentioned above, we reported net income of $67.2 million in 2010 as compared to a net loss of $19.3 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue . Our revenue decreased by 4.4% to $105.1 million in 2009 from $109.9 million in 2008. Revenue from baseband semiconductors decreased by 20.6% to $77.0 million in 2009 compared to $97.0 million in 2008. Although unit shipments of baseband semiconductors increased 10.9% in 2009 due to improved quality of our products and customer service, the average selling price of baseband semiconductors decreased 28% from 2008 in connection with the downward pricing trend in the wireless communications market resulting in the decrease in revenue in 2009 of $20 million. Revenue from RF transceivers increased more than four times to $27.5 million in 2009 compared to $5.3 million in 2008. The sequential increase in unit shipments of RF transceivers was primarily the result of bundle sales of RF transceivers and baseband product shipments in 2009.

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

Operating Expenses . Our operating expenses decreased by 53.8% to $57.6 million in 2009 from $124.8 million in 2008. This significant decline was primarily attributable to the fact that certain expenses were incurred in 2008 but not in the year 2009, mainly a $32.3 million impairment loss of goodwill (See note 9 to the Consolidated Financial Statements for details), a $3.0 million provision for loss commitment (See note 13 to the Consolidated Financial Statements for details), a $1.6 million provision for bad debt related to other receivables and a $1.2 million provision for bad debt in accounts receivable from customers, a $18.0 million impairment loss of long-lived assets (See note 5 and note 7 to the Consolidated Financial Statements for details) and a $6.6 million IPR&D expense as a result of the Spreadtrum USA acquisition (See note 3 to the Consolidated Financial Statements for details). A decrease of $2.0 million in employee compensation expenses also contributed to the decline.

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

Prior to June 27, 2007, the date of our initial public offering, we have financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We have also received government subsidies in the form of interest reimbursement of bank loans and grants to fund our research and development projects. At the initial public offering, we obtained net proceeds of $100.2 million through the issuance of ADSs, with each ADS representing three ordinary shares. Our principal uses of cash for the years ended December 31, 2008, 2009 and 2010 were for operating and investing activities, primarily research and development and capital expenditures. As of December 31, 2010, the total balance of cash and cash equivalents, short-term deposit with maturity dates over three months but less than one year, long-term deposit with maturity dates over one year and restricted cash which is available for use when related expenses occur and appropriate obligations need to be satisfied amounted to $272.3 million.

As of December 31, 2010, we had no short-term bank borrowings. In April 2009, Spreadtrum Shanghai borrowed a long-term unsecured loan from a Chinese bank in the amount of $45.3 million. The loan is for a term of three years. The bank loan bears interest at 5.40% per annum initially which will be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. As of December 31, 2010, applicable interest rate was 5.85% per annum. The local government has agreed to reimburse a portion of the interest expense on the bank loan. In 2009 and 2010, we received $0.7 million and $1.5 million, respectively, from the local government as a reimbursement of the bank loan interests incurred, which was recorded as reduction of interest expenses.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$(18,973)	$19,723	$166,185
Net cash used in investing activities	(69,692)	(82,740)	(129,584)
Net cash provided by (used in) financing activities	(11,391)	43,027	4,576
Effect of exchange rate change	780	37	2,200
Net increase(decrease) in cash and cash equivalents	(99,276)	(19,953)	43,377
Cash and cash equivalents at beginning of period	157,038	57,762	37,809
Cash and cash equivalents at end of period	$57,762	$37,809	$81,186

Operating activities

Net cash provided by operating activities for the year ended December 31, 2010 was $166.2 million, which is primarily derived from our net income of $67.2 million, adjusted for non-cash inventory write-down of $1.9 million, depreciation and amortization of $10.5 million and share-based compensation of $10.3 million, and was further adjusted by (i) increase in advance from customers of $88.0 million, (ii) increase in accounts payable of $73.3 million, (iii) increase in accrued expenses and other liabilities of $21.5 million; (iv) increase in tax payable of $10.0 million, partially offset by (i) increase in inventories of $108.7 million, (ii) increase in prepayment, other receivables and other current assets of $13.5 million.  The increase in advance from customers, accounts payables, accrued expenses and other liabilities and tax payable, and increase in inventories, prepayment, other receivables and other current assets are in line with the expansion of our business and increase of our revenue and cost of revenue in 2010.

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

Investing activities

Net cash used in investing activities was $129.6 million in 2010, consisting primarily of (i) increase in term deposit of $104.2 million, (ii) increase in restricted cash of $8.0 million, (iii) acquisition of intangible asset of $9.9 million, (iv) acquisition of equity investment of $9.3 million, (v) acquisition of property and equipment of $5.7 million, partially offset by the refund of a deposit for land use rights (recorded under other long-term assets) in the amount of $6.8 million.

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

Financing activities

Net cash provided by financing activities was the proceeds from issuance of shares upon exercise of employee stock options of $4.6 million.

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

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the timing and size of our new office building, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. In the next 12 months or in the long term, if our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

(a)
Our capital expenditures amounted to $10.0 million, $9.7 million and $15.6 million in 2008, 2009 and 2010, respectively. Our capital expenditures consisted principally of purchases of software and licensed technologies, development tools, computer equipment, field test equipment, lab equipment, test vehicles, other items related to our product development activities, office building, leasehold improvements and office furniture and equipment. We expect our capital expenditures for 2011 to be approximately $33.4 million, of which $31.2 million is for additional software and licensed technologies, development tools, computer equipment, field test equipment, lab equipment and other items for our product development activities. We entered into an agreement on January 22, 2008 to access certain technology and committed to pay $10.0 million, of which $3.5 million was paid as of December 31, 2010 with the remaining to be paid over six years for both licensing the technology and guaranteed royalty payments even if no related products were sold using the acquired technology. We recorded a $3.0 million provision for loss commitment and $0.5 million impairment charge on other long-term assets in connection with this agreement in 2008. In 2009, we received the related technology and recorded intangible assets of $4.8 million, which is its estimated fair value after netting off the provision. In 2010, we assessed that the technology had become obsolete and the remaining carrying amount of $4.5 million was fully impaired accordingly recorded a $4.5 million impairment loss on intangible assets (See note 8 to the Consolidated Financial Statements for details). In the fourth quarter of 2009, we established a joint venture with three partners for the purpose of developing a piece of land we acquired in Shanghai, next to the offices of Spreadtrum Shanghai. In 2010, the Company completed the capital contribution for its 24% equity investment in Zhanxiang (See note 9 to the Consolidated Financial Statements for details).

We believe that the cash on hand and operating cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued new guidance on “revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements.” By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables allows companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence, or VSOE, and other vendor objective evidence, which is now referred to as TPE, standing for third-party evidence, for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have not early adopted the new guidance and are currently evaluating the impact on our consolidated financial statements.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. We currently do not have any assets or liabilities that are measured at fair value on a recurring basis subsequent to initial recognition.

In April 2010, FASB issued amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. We do not expect any impact from adoption of this update.

In December 2010, FASB issued amendments Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We will adopt this accounting standard upon its effective date for periods ending on or after December 15, 2010, and do not anticipate that this adoption will have a significant impact on our financial position or results of operations.

In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We have not adopted the new guidance and are currently evaluating the impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses

We design substantially all of our semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. We have invested substantial resources in research and development. Of our 917 employees as of December 31, 2010, 704 were engineers, approximately 55% of whom hold a Master’s degree or Ph.D. Through our significant investment in research and development, we have developed a large and growing portfolio of patents. As of December 31, 2010, we owned 117 patents and had 358 pending patent applications in China, we owned 38 patents and had 28 pending patent applications in the United States and we had 7 pending patent applications in Europe.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including TD-SCDMA and GSM/GPRS technologies. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights. Our 117 PRC patents expire between March 2023 and April 2028, and our 38 United States patents expire between April 2022 and January 2027.

In addition to our in-house development efforts, we have entered into patent transfer agreements with several leading PRC universities, such as Beijing University of Posts and Telecommunications and Tsinghua University, pursuant to which we acquired co-ownership of 36 patents and 3 pending patent applications in China, and joint development agreements with leading PRC universities, such as Beijing University of Posts and Telecommunications, and other technology companies. These agreements relate to 2G, 2.5G and 3G technologies. In certain of the patent transfer agreements, we made a one-time payment and acquired joint ownership of the patents. Under the majority of our joint development agreements, we jointly own any developed technology and our partners generally cannot license the developed technology without our consent.

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

As of December 31, 2010, we had 8 registered trademarks in China, including 2 trademarks that incorporate our English name “Spreadtrum” and 2 trademarks that incorporate our open platform name “Mocor”. We also had 25 registered trademarks in countries other than China. Additionally, we have registered the copyright for our 2.5G/GPRS terminal software V1.0 in China. We also have registered 39 domain names, including the following: www.spreadtrum.com, spreadtrum.net and spreadtrum.com.cn.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Contractual obligation:
Debt	$45,299	$—	$45,299	$—	$—
Interest on debt(1)	3,533	2,650	883	—	—
Lease	1,964	748	857	287	72
License Fees (including minimum royalties)	9,887	3,187	1,200	3,000	2,500
Commitment to purchase technology	1,200	1,200	—	—	—
Total	$61,883	$7,785	$48,239	$3,287	$2,572

(1)
Debt is unsecured and bears interest at 5.40% per annum initially which will be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. Interest rate of 5.85% per annum, the applicable interest rate as of December 31, 2010, has been utilized to estimate the interest obligation. A portion of the interest will be reimbursed by the Chinese government.

The above table excludes income tax liabilities of $2.9 million recorded in accordance with ASC 740-10-25, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information on ASC 740-10-25, see Note 16 to our Consolidated Financial Statements, included in this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of February 28, 2011. Unless otherwise indicated, the business address of each of our directors and executive officers is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name	Age	Position
Leo Li	53	Chairman of the Board of Directors, President and Chief Executive Officer
Datong Chen	56	Director
Hao Chen(1)	45	Director
Scott Sandell(2)	46	Lead Director
Zhongrui Xia(1)	61	Director
Carol Yu(1)(2)	48	Director
Xiaoning (Shannon) Gao	41	Chief Financial Officer
Qiang Cao	49	Vice President of Products
Brian Chen	36	Vice President of Operations

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Leo Li, a director since August 2009 and the Chairman of our Board since August 2010, has served as our President since October 2008 and Chief Executive Officer since February 2009. Dr. Li has more than 21 years of experience in the wireless communications industry. Before joining us, Dr. Li served as Chief Executive Officer of Magicomm Technology Inc., a cell phone product development company from 2005 to 2007. He was Senior Business Development Director at Broadcom responsible for baseband business from 2002 to 2005. From 1998 to 2002, Dr. Li served as General Manager of Mobile Phone Product and Vice President of Mobilink Telecom Inc., a GSM baseband start-up company that was sold to Broadcom in 2002. Prior to 1998, Dr. Li held various senior engineering and program management positions at Rockwell Semiconductors and Ericsson. Dr. Li holds 10 patents in wireless communication systems, RF IC system and circuit designs, and RFID applications. Dr. Li received a bachelor of science degree from the University of Science and Technology of China in Hefei, China; a master of science degree from the Institute of Electronics, Chinese Academy of Sciences in Beijing, China; a Ph.D. degree in electrical engineering from the University of Maryland in College Park, Maryland, USA; and a master of business administration degree from the National University in La Jolla, California, USA.

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

Hao Chen has been a director since March 2007. He has been a member of the investment committee of Legend Capital since 2001. He served as a General Manager and Vice President of Legend Advanced System Ltd. from 1992 to 2001. Mr. Chen has over 15 years of experience in the IT industry, specifically in business management and operations, and IT applications/services. He serves on the Boards of numerous portfolio companies, including Berkana (acquired by Qualcomm), Photonic Bridges (acquired by Siemens), AutoNavi, Crystal Media, Cub Digital, Eyang, Kaitone, Rock Mobile, and Worksoft. Mr. Chen holds a bachelor degree in computer science from Huazhong University of Science and Technology

Scott Sandell has been a director since April 2004 and the Lead Director of our Board since August 2010. He joined NEA in 1996 and became a General Partner in 2000. Mr. Sandell focuses on investments in information technology and alternative energy, and is responsible for NEA’s activities in China. His present board memberships include Bloom Energy, DreamFactory, Fusion-io, HelioVolt, Lianlian Pay, Playdom, SolFocus, Spreadtrum Communications, SugarCRM, Tableau Software, Telegent and Workday. Mr. Sandell has sponsored investments in 3ware (acquired by Applied Micro Circuits Corporation), Amplitude Software (acquired by Critical Path), Fineground Networks (acquired by Cisco), Neoteris (acquired by Juniper Networks) NetIQ, Salesforce.com and WebEx. Mr. Sandell started his career at the Boston Consulting Group and later joined C-ATS Software as the company’s first salesman. He founded and ran the European Subsidiary before attending Stanford Business School. During and after business school, Mr. Sandell was a Product Manager at Microsoft, where he worked on Windows 95. In addition to an MBA from Stanford, he holds an AB in Engineering Sciences from Dartmouth College.

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

The term of service of Dr. Ping Wu as a director expired on June 29, 2010.

B.	Compensation

The aggregate cash compensation that we paid to all of our current executive officers and directors for services rendered to us and our subsidiaries during the year ended December 31, 2010 was approximately $1,500,506, which includes bonuses, salaries and consulting fees that were earned in 2010 and paid in 2011. We did not pay any cash compensation to the ex-executive officers and directors in office as of December 31, 2010 for services rendered to us and our subsidiaries during the year ended December 31, 2010.

In 2010, we did not provide cash compensation to directors solely for their service as directors of our company. Other than life insurance for certain of our executive officers, we do not provide pension, retirement or similar benefits to our executive officers and directors. None of our non-executive directors has any employment or service contract with us.

In 2010, options to purchase 2,501,663 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers. The per share exercise prices of the options granted to our directors and executive officers during 2010 range from $2.03 to $2.76, and the expiration dates of such options range from March 19, 2020 to May 14, 2020. In addition, in 2010, restricted share units to receive 350,000 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers.

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

As of December 31, 2010, as a result of our option exchange program, options to purchase 140,000 of our ordinary shares in the aggregate were exchanged and cancelled under the 2001 Stock Plan, and options to purchase 62,190 of our ordinary shares in the aggregate were granted under the 2007 Equity Incentive Plan. We compared the fair value of the modified options against the original awards as of the modification date and concluded that there was no incremental compensation cost to be recognized during the modification.

Share Reserve. As of December 31, 2010, options to purchase 3,326,477 ordinary shares were outstanding, options to purchase 20,695,099 ordinary shares have been exercised and such shares were outstanding. No ordinary shares were available for future grant under this plan.

Administration . Our board of directors or a committee appointed by our board administers our 2001 Stock Plan. Under our 2001 Stock Plan, the administrator has the power to determine the terms of the awards, including the fair market value, the service providers who will receive awards, the number of shares subject to each such award, the exercise price, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

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

Transferability . Unless the administrator provides otherwise, our 2001 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

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

Share Reserve. As of December 31, 2010, the maximum aggregate number of our ordinary shares that may be issued under the 2007 Equity Incentive Plan is 3,923,646. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

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

Administration . Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2007 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Options . The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an ISO may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, in which case, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

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

Transferability . Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

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

We believe that each of the current members of our board of directors and members of our board of directors in the past fiscal year, except for Dr. Wu, our former director, President and Chief Executive Officer, Dr. Chen, our former Chief Technology Officer, and Dr. Li, our President and Chief Executive Officer, is or was an “independent director” as that term is used in the NASDAQ corporate governance rules.

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

We have a staggered board that is divided into three classes, designated as Class I, consisting of three directors (two of which are currently vacant), Class II, consisting of three directors, and Class III, consisting of three directors (one of which is currently vacant), with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2011 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2012 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2013 annual shareholder meeting. Starting with the Class I directors who were re-elected at our 2008 annual shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6.A Directors, Senior Management and Employees – Directors and Senior Management.”

The following table sets forth the names and classes of our current directors:

Class I	Class II	Class III
Hao Chen	Leo Li	Datong Chen
	Carol Yu	Scott Sandell
Zhongrui Xia

Dr. Wu was a Class III director until his term of service on our board of directors concluded on June 29, 2010.

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

Compensation Committee

Our compensation committee consists of Scott Sandell and Carol Yu, each of whom is an “independent director” as that term is used in the NASDAQ corporate governance rules. Scott Sandell is the Chairperson of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The responsibilities of our compensation committee include, among other things:

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

As of December 31, 2010, our workforce consisted of 917 employees, of which 877 were located in China and 36 were located in the United States and 4 were located in Korea. Of our employees, 130 were in sales and marketing, 61 were in general and administration, 699 were in research and development and 27 were in operations and procurement and information technology. We had 674, 682 and 917 employees as of December 31, 2008, 2009 and 2010, respectively. We do not have a significant number of temporary employees. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of February 28, 2011, the most recent practicable date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Datong Chen(3)	3,613,301	2.5%
Hao Chen	*
Scott Sandell(4)	21,048,456	14.4%
Zhongrui Xia	—	*
Carol Yu	*	*
Leo Li(5)	2,272,139	1.5%
Xiaoning (Shannon) Gao	*	*
Qiang Cao	*	*
Brian Chen	*	*
All directors and executive officers as a group(6)	28,566,688	19.2%

*	Represents less than 1% of our ordinary shares.
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants currently exercisable into ordinary shares and restricted share units that will vest within 60 days after February 28, 2011 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 145,521,685 ordinary shares outstanding as of February 28, 2011.
(3)
Includes 3,389,184 ordinary shares and 31,900 ADSs held by Dr. Chen and 128,417 ordinary shares issuable upon exercise of options held by Dr. Chen that are or will become exercisable within 60 days of February 28, 2011.

(4)
Includes 378,417 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of February 28, 2011. Also includes 20,659,926 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(5)
Includes 865,089 ordinary shares held by Dr. Li and 1,342,155 ordinary shares issuable upon exercise of options held by Dr. Li that are or will become exercisable within 60 days of February 28, 2011 and 64,895 ordinary shares underlying restricted share units held by our directors and executive officers that will vest within 60 days after February 28, 2011.

(6)
Includes 25,436,220 ordinary shares and 31,900 ADSs held by our directors and executive officers. Also includes 2,946,116 ordinary shares issuable upon exercise of options held by our directors and executive officers that are exercisable or will become exercisable within 60 days of February 28, 2011 and 88,652 ordinary shares underlying restricted share units held by our directors and executive officers that will vest within 60 days after February 28, 2011.

As of February 28, 2011, our directors and executive officers held options to purchase an aggregate of 7,347,752 ordinary shares under our 2001 Stock Plan and our 2007 Equity Incentive Plan. The per share exercise prices of these options held by our directors and executive officers range from $0.30 to $2.76, and the expiration dates of such options range from February 2, 2015 to May 14, 2020. In addition, as of February 28, 2011, our directors and executive officers hold restricted share units representing 1,260,946 ordinary shares issuable upon vesting of restricted share units under our 2007 Equity Incentive Plan.

Item  7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership as of February 28, 2011, the most recent practicable date, of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Scott Sandell(3)	21,048,456	14.4%
Entities affiliated with New Enterprise Associates 11, Limited Partnership(4)	20,684,206	14.2%
Entities affiliated with Silver Lake Partners(5)	8,484,630	5.8%
FMR LLC and Edward C. Johnson 3d (6)	7,697,220	5.3%

Note 1:
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants exercisable into ordinary shares within 60 days after February 28, 2011 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 145,521,685 ordinary shares outstanding as of February 28, 2011.
(3)
Includes 378,417 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of February 28, 2011 held by Mr. Sandell. Also includes 20,659,926 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The entities and individuals having voting and dispositive power with respect to the ordinary shares owned by New Enterprise Associates 11, Limited Partnership and New Enterprise Associates, LLC are described in footnote 4 below. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(4)
Includes 20,659,926 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 16,831 ordinary shares owned by NEA Ventures 2004, Limited Partnership; and 7,449 ordinary shares owned by New Enterprise Associates, LLC. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell. Each of the individual managers may be deemed to have voting and dispositive power with respect to our ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. J. Daniel Moore is the general partner of NEA Ventures 2004, Limited Partnership and may be deemed to have voting and dispositive power with respect to the ordinary shares held by NEA Ventures 2004, Limited Partnership. Mr. Moore disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The individual members of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to our ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2490 Sand Hill Road, Menlo Park, CA 94025.

(5)
Includes 3,000,000 ordinary shares and 1,828,210 ADSs held by SLP Cathay Holdings Ltd., or SLP Cathay. Silver Lake Partners III Cayman (AIV), L.P., or SLP III Cayman, and Silver Lake Technology Investors III Cayman, L.P., or SLTI III Cayman, are shareholders of SLP Cathay. Silver Lake Technology Associates III Cayman, L.P., or SLTA III Cayman, is the general partner of each of SLP III Cayman and SLTI III Cayman. Silver Lake (Offshore) AIV GP III, Ltd., or SLA GP III, is the general partner of SLTA III Cayman. Each of (i) SLP III Cayman, as a shareholder of SLP Cathay, (ii) SLTI III Cayman, as a shareholder of SLP Cathay, (iii) SLTA III Cayman, as a general partner of each of SLP III Cayman and SLTI III Cayman, and (iv) SLA GP III, as the general partner of SLTA III Cayman, may be deemed to share voting and/or investment power over the shares owned by SLP Cathay. Each of SLP III Cayman, SLTI III Cayman, SLTA III Cayman and SLA GP III, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

(6)
Information based on Schedule 13G filed with the SEC on February 14, 2011 by FMR LLC and Edward C. Johnson 3d. Includes 7,673,820 ordinary shares beneficially owned by Fidelity Management & Research Company, or Fidelity, and 23,400 ordinary shares beneficially owned by Pyramis Global Advisors Trust Company, or PGATC. Fidelity, located at 82 Devonshire Street, Boston, Massachusetts 02109, is a wholly- owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, or the 1940 Act. Fidelity owns the 7,673,820 ordinary shares as a result of acting as an investment adviser to various investment companies registered under Section 8 of the 1940 Act. PGATC, located at 900 Salem Street, Smithfield, Rhode Island, 02917, is an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934. PGATC owns the 23,400 ordinary shares as a result of its serving as an investment manager of institutional accounts owning such shares.

Edward C. Johnson 3d, or Johnson, is the Chairman of FMR LLC.  Johnson and FMR LLC, through its control of Fidelity, each has sole power to dispose of the 7,673,820 ordinary shares. Neither FMR LLC nor Johnson has the sole power to vote or direct the voting of the shares owned directly by Fidelity, which power resides with Fidelity' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by its Boards of Trustees. Johnson and FMR LLC, through its control of PGATC, each has sole dispositive power over 23,400 shares and sole power to vote or to direct the voting of 0 shares owned by the institutional accounts managed by PGATC as reported above.
Members of the family of Johnson are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares.  Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR LLC.

The group of entities affiliated with New Enterprise Associates 11, Limited Partnership, or NEA, significantly increased their ownership of our shares in September and October 2006 in connection with our private placement of Series D preference shares at a per share price of $2.74. Such price was determined based on arm’s-length negotiations between us, NEA and other investors in the private placement and was approved by our board of directors. NEA purchased 1,901,501 Series D preference shares in the private placement. Since our initial public offering, NEA has significantly decreased its ownership of our shares through distributions to NEA’s limited partners. According to the Amendment No.2 to Schedule 13G filed with the SEC on March 10, 2011, as of the most recent practicable date, the Bank of New York Mellon Corporation and its subsidiary, the Dreyfus Corporation, previously among our list of major shareholders, decreased their holding of our shares and cease to be our major shareholders. None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of February 28, 2011 have voting rights that are different from the voting rights of our other shareholders.

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

Relationship with Spreadtrum Beijing

Spreadtrum Beijing assembled a staff of engineers with expertise in wireless communications technologies, particularly in TD-SCDMA, AVS and 2G/2.5G standards. Accordingly, Spreadtrum Shanghai entered into a Research and Development Agreement dated as of December 27, 2006 with Spreadtrum Beijing to utilize this engineering talent. Under the agreement, Spreadtrum Shanghai hired and retained Spreadtrum Beijing to perform ongoing research and development relating to wireless telecommunications systems. In consideration for performing this research and development, Spreadtrum Shanghai agreed to reimburse Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred by Spreadtrum Beijing in connection with the performance of the agreed upon scope of work, plus an additional percentage of those costs. From the execution of the agreement until February 28, 2011, Spreadtrum Shanghai paid to Spreadtrum Beijing an aggregate of approximately $3.3 million. Spreadtrum Shanghai owns all rights, title and interest in the results of such research and development. Spreadtrum Beijing agreed that its employees, agents and subcontractors who work on specified research and development work for Spreadtrum Shanghai will execute confidential information agreements acceptable to Spreadtrum Shanghai. The term of the Research and Development Agreement is 10 years, unless terminated earlier by Spreadtrum Shanghai. At the end of the initial term, the agreement will renew automatically for additional one-year terms, unless either party elects to terminate the agreement.

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

On March 27, 2007, Spreadtrum Shanghai established a branch office in Beijing. In an effort to reduce our costs under the Research and Development Agreement, in May 2007, Spreadtrum Shanghai’s Beijing branch office accepted the transfer of 77 of Spreadtrum Beijing’s employees. As of April 5, 2011, Spreadtrum Beijing’s workforce consisted of  44 employees.

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

Relationship with Xi’an Chuang Xin

In September 2008, Shanghai Han & Qin Investment Co., Ltd., one of our wholly-owned indirect subsidiaries, invested $0.7 million in Xi’an Chuang Xin, for a 39.06% equity interest ownership. Ping Wu, one of our co-founders and our former Chairman of the board of directors, President and Chief Executive Officer, is the Chairman of the board of directors of Xi’an Chuang Xin. The principal activities of Xi’an Chuang Xin are the research and development, marketing and sales activities of chips for multimedia products such as digital TV. In March 2010, we entered into an equity transfer agreement with a third party to dispose of our investment in Xi’an Chuang Xin. Pursuant to such agreement, we have received payment of $0.7 million, constituting the total consideration for such disposition, and we are currently in the process of completing requisite legal procedures relating to the transfer of our equity interest in Xi’an Chuang Xin to the third party.

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

In June 2007, we entered into employment agreements with each of (i) Ping Wu, our former Chairman of our board of directors, President and Chief Executive Officer, and (ii) Datong Chen, one of our current directors and our former Chief Technology Officer.

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

In October 2008, we appointed Leo Li as our President. In February 2009, we promoted Dr. Li from his position as our President to become our President and Chief Executive Officer, with Dr. Wu retaining his role as Chairman of our board of directors until his term of service as our director concluded in June 2010. In connection with Dr. Li’s promotion, Dr. Wu’s employment agreement terminated, and we entered into a separation agreement with Dr. Wu and an employment agreement with Dr. Li.

In addition, in June 2009, we entered into an employment agreement with David S. Wu, our former Chief Financial Officer, which employment agreement terminated in connection with Mr. Wu’s resignation in October 2009. In March 2010, we promoted Ms. Shannon Gao from her position as our Vice President of Finance and Corporate Controller to become our Chief Financial Officer, and we entered into an employment agreement with Ms. Shannon Gao.

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

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-36 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, in June 2007, we received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. After reviewing their list of essential GSM/GPRS patents and the corresponding claims chart, we requested to receive more information from Siemens and we have not received Siemens’ feedback since June, 2008. Also, we received a letter in March 2009 from Ericsson notifying us that Ericsson claims to own certain essential patents covering the GSM/GPRS, EDGE and WCDMA standards and offering to license such patents to us. We requested to receive more information from Ericsson. In December 2010, we received a letter from WRF notifying us that WRF claims to own certain patents and pending patent applications relating to Low Intermediate Frequency radio receivers and offering to license such patents and pending patent applications to us. We cannot reasonably estimate the potential losses we may experience in connection with the claims from Siemens and Ericsson. Although we believe that the likelihood of losses arising from these matters is remote, we cannot assure you that we will prevail in such matters. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, trademarks and copyrights, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations. In 2010, we accrued a contingent loss of approximately $0.8 million in connection with one arbitration case.

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

Our ADSs have been quoted on the NASDAQ Global Market under the symbol SPRD since June 27, 2007. Each ADS represents three ordinary shares. On April 5, 2011, the last reported sale price of our ADSs on the NASDAQ Market was $18.34. Citibank, N.A., the depositary, has advised us that, as of December 31, 2010, 37,860,583 ADSs, representing 113,581,749 underlying shares, were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

The table below sets forth, for the periods indicated, the highest and lowest sale prices on the NASDAQ Global Market for our ADSs.

	Trading Price
	High	Low
	US$	US$
Annual:
Fiscal year 2010	19.20	5.34
Fiscal year 2009	6.30	0.70
Fiscal year 2008	12.55	0.63
Fiscal year 2007(1)	17.00	9.30
Quarterly:
First quarter 2009	2.50	0.70
Second quarter 2009	3.18	1.14
Third quarter 2009	4.67	2.35
Fourth quarter 2009	6.30	4.21
First Quarter 2010	7.04	5.34
Second quarter 2010	10.29	5.54
Third quarter 2010	14.20	7.60
Fourth quarter 2010	19.20	11.49
First Quarter 2011	24.20	17.42

	Trading Price
	High	Low
	US$	US$
Monthly:
October 2010	14.68	11.49
November 2010	16.99	14.16
December 2010	19.20	16.15
January 2011	21.75	17.92
February 2011	24.19	19.29
March 2011	24.20	17.42
April 1 – 5, 2011	18.99	18.15

(1)	Our ADSs commenced trading on the NASDAQ Global Market on June 27, 2007.

B.	Plan of Distribution
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

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company”.

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 25% appreciation of the RMB against the U.S. dollar by the end of 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

United States Tax

Except where noted, the following summary deals only with the ownership and disposition of the ADSs and ordinary shares that are held as capital assets by U.S. holders of our ADSs and ordinary shares, referred to herein as U.S. Holders. This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:

•	banks;

•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons liable for the alternative minimum tax;

•	persons who have ceased to be U.S. citizens or to be taxed as resident aliens;

•	persons who own or who are deemed to own more than 10% of our voting shares; or

•	U.S. persons whose “functional currency” is not the U.S. dollar.

This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

A U.S. Holder that holds ADSs or ordinary shares is urged to consult its own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ADSs or ordinary shares as well as any consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is a U.S. person. A U.S. person is:

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

ADSs or Ordinary Shares. In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Deposits and withdrawals of ordinary shares in exchange for ADSs will not be subject to U.S. federal income taxation.

Distributions on ADSs or Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, under current law, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes.  A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•
a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States with respect to dividends paid on such stock or ADSs, but does not include an otherwise qualified corporation that is a PFIC. We believe that we will be a qualified foreign corporation for so long as we are not a PFIC and the ordinary shares or ADSs are considered to be readily tradable on an established securities market within the United States. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market within the United States. Our status as a qualified foreign corporation, however, may change.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by such U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be subject to tax as capital gain. We do not intend to calculate our earnings and profits for U.S. federal income tax purposes.  Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend.

Dividends paid on the ADSs or ordinary shares will generally be income from sources outside of the United States for U.S. foreign tax credit limitation purposes.

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s adjusted tax basis in an ADS or an ordinary share will initially be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are currently eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. Any gain or loss that a U.S. Holder recognizes may be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules. We believe that we were not a PFIC for 2010. Based on the projected composition of our income, the timing of our anticipated capital expenditures and the valuation of our assets, we do not expect to be a PFIC for 2011, although this may change.

In general, we will be deemed to be a PFIC for any taxable year in which either (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income.

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

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in the holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or were a PFIC in the taxable year prior to the distribution, no distribution will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Distributions on ADSs or Ordinary Shares” above.

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

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Code. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide our U.S. Holders with the information statement necessary to make a QEF election. Accordingly, U.S. Holders will not be able to make or maintain such an election.

A U.S. Holder is urged to consult its own tax advisors concerning the availability of making a mark-to-market election or a qualified electing fund election and the U.S. federal income tax consequences of holding the ADSs or ordinary shares if we are deemed to be a PFIC in any taxable year.

Information Reporting and Backup Withholding. In general, unless a U.S. Holder belongs to a category of certain exempt recipients, information reporting requirements will apply to distributions on ADSs or ordinary shares made within the United States and to the proceeds of sales of ADSs or ordinary shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding (currently imposed at a rate of 28%) may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules may generally be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

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

Fees and Payments from the Depositary to Us

In 2010, we received from our depositary a reimbursement of $542,752 for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, shareholder meetings, and other expenses related to our ongoing compliance with NASDAQ and SEC rules and regulations in the amounts of:

•	Reimbursement of legal fees (including DTC feeds): $1,518

•	Reimbursement of settlement infrastructure fees: $3,307

•	Reimbursement of proxy process expenses (printing, postage and distribution): $9,655

•	Contributions towards our investor relations efforts: $528,272

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

We completed our initial public offering of 26,978,100 ordinary shares, in the form of ADSs, at $14.00 per ADS in June 2007, after our ordinary shares and ADRs were registered under the Securities Act. In the initial public offering, we offered 8,000,000 ADSs and certain of our shareholders offered 992,700 ADSs. The aggregate price of the offering amount registered and sold was $125,897,800, of which we received $104,160,000. The effective date of our registration statement on Form F-1 (File number: 333-143555) was June 26, 2007. Morgan Stanley & Co. International plc and Lehman Brothers Inc. were the joint book-running managers of our initial public offering.

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

Disclosure Controls and Procedures

As of December 31, 2010, the end of the period covered by this Annual Report on Form 20-F, management performed, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective.

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

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, our independent registered public accounting firm, as stated in its report on pages F-2 of this Annual Report.

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

Any amendment to or waivers of the Code for members of our board of directors and our executive officers will be disclosed on our website at www.spreadtrum.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2010, no amendments to or waivers from the Code were made or given for any of our executive officers.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

PwC, our independent auditors for fiscal year 2010 and 2009, and Deloitte Touche Tohmatsu CPA Ltd., or DTT, our independent auditors for fiscal year 2009, billed us the fees set forth below for services rendered during years ended December 31, 2010 and 2009. The Audit Committee has considered whether, and concluded that, the non-audit services provided by PwC and DTT are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below

Accountant Fees and Services

	For the year ended December 31,
	2009	2010
	(U.S. dollars in thousands)
Audit fees(1)	$1,014	$834
Total fees	$1,014	$834

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

In June 2010, we cancelled 1,784,848 ADSs representing 5,354,544 ordinary shares that we had repurchased in 2008.

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

NASDAQ Marketplace Rule 5635(c) and IM-5635-1 require us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is materially amended. We elected to follow our home country practice in lieu of the requirements of such NASDAQ rules. The Cayman Islands Companies Law (2010 Revision) does not require us to obtain shareholder approval prior to the issuance of securities when our equity compensation plans have been materially amended, nor is doing so required under our amended and restated memorandum and articles of association. However, the implementation of our option exchange program and the increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan were authorized, approved and ratified by our board of directors and our shareholders.

PART III

Item 17.	Financial Statements

Please see “Item 18. Financial Statements”.

Item 18.	Financial Statements

The following Spreadtrum Communications, Inc. Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-36 are herein incorporated by reference:

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

2.3
Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705) filed with the Securities and Exchange Commission on June 13, 2007)

2.4
Letter agreement titled Provisional Deposit of Provisional Shares, dated as of May 22, 2008, between the Registrant and Citibank, N.A. (incorporated by reference to Exhibit 2.4 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)

2.5
Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)

2.6
Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of January 22, 2009, among the Registrant, Citibank, N.A. and other parties thereto (incorporated by reference to Exhibit 2.6 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)

2.7
Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of February 9, 2010, among the Registrant, Citibank, N.A. and other parties thereto(incorporated by reference to Exhibit 2.7 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)

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
4.10
Agreement and Plan of Merger, dated as of November 16, 2007, by and among the Registrant, Breeze Acquisition Corporation, Quorum Systems, Inc., Bernard Xavier, Jarrett Malone, Lon Christensen and Enterprise Partners VI, LP as shareholder representative and U.S. Bank, National Association as escrow agent (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.11
Technology Transfer and Technology License Agreement, made on January 22, 2008, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates(incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†

4.12
First Amendment to Technology Transfer and Technology License Agreement and Statement of Work, dated as of April 20, 2009, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)†

4.13
English summary of Mid-Term Working Capital Bank Loan Contract between Shanghai Pudong Development Bank Jinqiao Sub-Branch and Spreadtrum Communications (Shanghai) Co., Ltd., dated April 30, 2009 (incorporated by reference to Exhibit 4.13 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)

4.14
Seventh Amendment to License Agreement, dated August 27, 2009, by and between CEVA Technologies Inc. and CEVA DSP Ltd. and the Registrant, on behalf of itself, Spreadtrum Communications USA Inc. and Spreadtrum Communications (Shanghai) Co. Ltd. (incorporated by reference to Exhibit 4.14 of Form 20-F/A (File No. 001-33535) filed with the Securities and Exchange Commission on August 27, 2010)†

4.15
English summary of an agreement by and between Spreadtrum Shanghai and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. regarding the refunding of the payment made by Spreadtrum Shanghai in connection with the transfer of the land use rights pursuant to certain contract for the Transfer of the State-owned Land Use rights between Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Spreadtrum Shanghai, dated January 2007(incorporated by reference to Exhibit 4.15 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)

4.16
English summary of the Contract for the Transfer of State Owned Land Use Rights, dated December 1, 2009, by and among Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Shanghai Zhanxiang Electronics Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)

4.17
English summary of the Shareholder Agreement, dated as of December 2, 2009, by and among Shanghai Spreadtrum Real Estate Development Co., Ltd., Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd, Shanghai Wingtech Electronics Co., Ltd. and Spreadtrum Communications (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.17 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)

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

16.1
Letter from Deloitte Touche Tohmatsu CPA Ltd. to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)

*	Filed herewith.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPREADTRUM COMMUNICATIONS, INC.
(Registrant)

By:	/s/ Leo Li
Leo Li
President and Chief Executive Officer

Date: April 6, 2011

SPREADTRUM COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firms	F-2 – F-3

Consolidated Balance Sheets as of December 31, 2009 and 2010	F-4

Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2008, 2009 and 2010	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010	F-7- F-8

Notes to Consolidated Financial Statements	F-9 - F-36

Report of Independent Register Public Accounting Firm

To the Board of Directors and Shareholders of
Spreadtrum Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Spreadtrum Communications Inc. (the “Company”) and its subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2010 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 6, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Spreadtrum Communications, Inc.:

We have audited the accompanying consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows of Spreadtrum Communications, Inc., its subsidiaries, and its variable interest entity (collectively the “Company”) for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Spreadtrum Communications, Inc., its subsidiaries, and its variable interest entity for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 30, 2009

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed In U.S. dollars unless otherwise stated)

		December 31
	Note	2009	2010
ASSETS
Current assets
Cash and cash equivalents		$37,809,364	$81,185,639
Restricted cash		11,495,588	20,496,230
Short-term deposit		20,503,207	125,340,724
Note receivable		1,383,343	—
Accounts receivable, net of allowance for doubtful accounts of $1,016,101 and nil, respectively as of December 31, 2009 and 2010		7,008,297	6,073,855
Inventories	4	25,541,268	133,096,138
Deferred tax assets	16	1,346,985	1,669,670
Prepayment, other receivables and other current assets, net of allowance of $1,611,000 for the other receivable from the 3rd party of $1,673,677 as of December 31, 2009 and 2010	5	5,562,499	16,957,153
Total current assets		110,650,551	384,819,409
Property and equipment, net	6	27,090,012	28,597,363
Acquired intangible assets, net	8	26,620,989	36,447,954
Long-term investments	9	1,000,614	9,467,299
Deferred tax assets	16	569,745	794,138
Long-term deposit		43,935,444	45,298,746
Goodwill	10	2,000,000	2,000,000
Other long-term assets	11	7,226,571	792,466
Total assets		$219,093,926	$508,217,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$19,498,093	$103,110,448
Advances from customers		14,667,459	103,068,451
Accrued expenses and other current liabilities	14	17,887,158	39,647,375
Income tax payable		3,071,350	13,026,333
Total current liabilities		55,124,060	258,852,607
Long-term loan	12	43,935,444	45,298,746
Other long-term obligations	13	5,463,373	5,482,804
Total liabilities		104,522,877	309,634,157

Commitments and contingencies	22

Shareholders’ equity
Ordinary shares, $0.0001 par value, 550,000,000 shares authorized, 138,091,420 and 144,819,613 shares issued and outstanding as of December 31, 2009 and 2010, respectively		13,809	14,482
Additional paid-in capital		214,063,782	228,924,701
Statutory reserve		1,069,848	7,230,475
Accumulated other comprehensive income		2,688,700	4,644,839
Accumulated deficit		(103,265,090)	(42,231,279)

Total shareholders’ equity		114,571,049	198,583,218
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$219,093,926	$508,217,375

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed In U.S. dollars unless otherwise stated)

	Year ended December 31
	2008	2009	2010
Revenue	$109,936,941	$105,069,690	$346,338,742
Cost of revenue	68,033,246	66,876,249	193,873,323
Gross profit	41,903,695	38,193,441	152,465,419
Operating expenses
Research and development	42,876,901	37,039,253	58,686,993
Selling, general and administrative	21,997,292	20,538,521	20,188,234
In-process research and development (IPR&D) expensed per Spreadtrum USA acquisition	6,612,000	—	—
Impairment loss of goodwill	32,344,959	—	—
Impairment loss of long-lived assets	17,984,494	—	4,486,474
Provision for loss commitment	3,013,000	—	—
Total operating expenses	124,828,646	57,577,774	83,361,701

Income (loss) from operations	(82,924,951)	(19,384,333)	69,103,718

Other income (expenses)
Interest income	2,348,419	1,553,114	3,600,898
Interest expense	(230,805)	(1,172,516)	(1,145,432)
Other income, net	2,330,200	711,959	3,764,849
Total other income	4,447,814	1,092,557	6,220,315
Income (loss) before income taxes	(78,477,137)	(18,291,776)	75,324,033
Income tax expense	201,013	1,024,693	8,129,595
Net income (loss)	$(78,678,150)	$(19,316,469)	$67,194,438

Income (loss) per share – basis	$(0.60)	$(0.14)	$0.47
Income (loss) per share – diluted	$(0.60)	$(0.14)	$0.43

Shares used in calculating income (loss) per share
Basic	131,510,359	134,431,135	141,739,261
Diluted	131,510,359	134,431,135	157,342,529

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Expressed In U.S. dollars unless otherwise stated)

	Ordinary shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total shareholders’	Comprehensive
	Shares	Amount	capital	reserve fund	income	Deficit	equity	income (loss)
Balance at December 31, 2007	126,914,512	$12,691	$191,463,691	—	$619,775	$(4,200,623)	$187,895,534
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	6,597,047	660	4,231,806	—	—	—	4,232,466
Repurchase of ordinary shares by the Company	(5,354,544)	(535)	(14,890,840)	—	—	—	(14,891,375)
Issuance of ordinary shares as acquisition for Spreadtrum USA	3,822,199	382	12,459,987	—	—	—	12,460,369
Appropriation to statutory reserve funds	—	—	—	860,219	—	(860,219)	—
Share-based compensation	—	—	8,348,207	—	—	—	8,348,207
Foreign currency translation	—	—	—	—	2,049,789	—	2,049,789	2,049,789
Net loss	—	—	—	—	—	(78,678,150)	(78,678,150)	(78,678,150)
Balance at December 31, 2008	131,979,214	13,198	201,612,851	86,0219	2,669,564	(83,738,992)	121,416,840	(76,628,361)
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	6,112,206	611	2,752,192	—	—	—	2,752,803
Share-based compensation	—	—	9,698,739	—	—	—	9,698,739
Appropriation to statutory reserve funds	—	—	—	209,629	—	(209,629)	—
Foreign currency translation	—	—	—	—	19,136	—	19,136	19,136
Net loss	—	—	—	—	—	(19,316,469)	(19,316,469)	(19,316,469)
Balance at December 31, 2009	138,091,420	13,809	214,063,782	1,069,848	2,688,700	(103,265,090)	114,571,049	(19,297,333)
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	6,728,193	673	4,575,358	—	—	—	4,576,031
Share-based compensation	—	—	10,285,561	—	—	—	10,285,561
Appropriation to statutory reserve funds	—	—	—	6,160,627	—	(6,160,627)	—
Foreign currency translation	—	—	—	—	1,956,139	—	1,956,139	1,956,139
Net income	—	—	—	—	—	67,194,438	67,194,438	67,194,438
Balance at December 31, 2010	144,819,613	$14,482	$228,924,701	$7,230,475	$4,644,839	$(42,231,279)	$198,583,218	$69,150,577

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed In U.S. dollars unless otherwise stated)
		Year ended December 31,
	Note	2008	2009	2010
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)		$(78,678,150)	$(19,316,469)	$67,194,438
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment		128,314	308,275	42,153
Allowance for doubtful accounts and other receivables		2,789,892	—	—
Inventory write-down	4	9,052,893	5,432,673	1,918,214
Depreciation and amortization		9,947,509	7,908,571	10,466,170
IPR&D expensed per Spreadtrum USA acquisition	3	6,612,000	—	—
Share-based compensation	18	8,348,207	9,698,739	10,285,561
Loss from equity investment		6,536	22,033	114,560
Deferred income taxes		(414,017)	83,011	(500,015)
Impairment loss of long-lived assets		17,984,494	—	4,486,474
Impairment loss of goodwill		32,344,959	—	—
Provision for loss commitment		3,013,000	—	—
Changes in operating assets and liabilities, net off acquisition
Accounts receivable		(9,068,264)	1,760,874	2,538,913
Inventories		2,374,962	(17,158,015)	(108,686,598)
Prepayment, other receivables and other current assets		(2,883,815)	2,210,729	(13,493,771)
Accounts payable		(14,199,778)	6,032,345	73,285,809
Advances from customers		(907,039)	14,355,732	88,046,631
Project cancellation penalty related to Spreadtrum USA acquisition – increase (decrease) in accrued expenses	3	—	1,000,000	(1,000,000)
Accrued expenses and other liabilities		(5,231,311)	7,207,443	21,531,228
Income tax payable		(193,660)	177,256	9,954,647
Net cash provided (used in) by operating activities		(18,973,268)	19,723,197	166,184,414
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property and equipment		(6,814,589)	(4,008,788)	(5,748,133)
Acquisition of intangible assets		(3,220,504)	(5,701,987)	(9,865,291)
Acquisition of Spreadtrum USA, net of cash acquired	3	(53,730,433)	(1,996,453)	—
Increase in restricted cash		—	(11,495,588)	(7,991,240)
Net increase in term deposit		(5,190,370)	(59,243,886)	(104,201,311)
Acquisition of equity investment	9(b)	(736,250)	(292,933)	(9,328,540)
Proceeds from disposal of equity investment		—	—	747,295
Refund of deposit for land use rights (recorded under other long-term assets)	9(b)	—	—	6,802,876
Net cash used in investing activities		(69,692,146)	(82,739,635)	(129,584,344)

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed In U.S. dollars unless otherwise stated)

	Year ended December 31,
	2008	2009	2010
CASH FLOW FROM FINANCING ACTIVITIES

Borrowings from debt	$—	$43,935,444	$—
Repayment of debt	(731,571)	(3,661,287)	—
Proceeds from issuance of shares upon exercise of stock options	4,232,466	2,752,803	4,576,031
Share repurchase	(14,891,375)	—	—
Net cash provided by (used in) financing activities	(11,390,480)	43,026,960	4,576,031
Effect of exchange rate changes	779,832	37,218	2,200,173

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(99,276,062)	(19,952,260)	43,376,275
CASH AND CASH EQUIVALENTS - Beginning of year	157,037,686	57,761,624	37,809,364
CASH AND CASH EQUIVALENTS - End of year	$57,761,624	$37,809,364	$81,185,639

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interests of loan, net of subsidy received	$—	$816,467	$841,674
Cash paid for income taxes	$807,923	$817,161	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES
Long-term assets applied to acquisition of building	$(2,388,857)	$—	$—
Accounts payable for acquisition of property and equipment	$(634,455)	$(935,488)	$149,822
Accounts payable for acquisition of intangible assets	$(2,492,379)	$(4,779,775)	$15,473,458
Other long-term obligations for acquisition of property and equipment	$(469,206)	$(272,152)	—
Other long-term obligations for acquisition of intangible assets	$(564,357)	$(5,191,224)	$5,482,804
SPREADTRUM USA ACQUISITION
Cash consideration (including purchase price adjustment)	$57,457,128	$—	$—
Additional consideration due to earn-out arrangement	—	2,000,000	—
Fair value of ordinary shares issued	12,460,369	—	—
Direct expenses related to the acquisition	808,911	—	—
Assets acquired (including intangible assets of $28,695,000 in 2008)	$70,726,408	$2,000,000	$—
Purchase consideration settled in cash, and direct expenses related to the acquisition	$58,266,039	$1,996,453	$—
Less: cash and cash equivalents acquired	(4,535,606)	—	—
Investing cash outflow for acquisition of Spreadtrum USA	$53,730,433	$1,996,453	$—

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(Amount expressed in U.S. dollars unless otherwise stated)

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

Holding’s primary subsidiaries and VIE as of December 31, 2010 included the following:

Name of subsidiary/VIE	Place of incorporation	Date of incorporation/ acquisition	Percentage of ownership
Subsidiaries:
Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)	The People’s Republic of China (the “PRC”)	July 18, 2001	100%
Spreadtrum Communications Technology Co., Ltd. (formerly known as Spreadtrum International Trading (Shanghai) Co., Ltd.) (“Shanghai Technology”)	PRC	November 16, 2005	100%
Spreadtrum Communications USA Inc. (formerly known as Quorum System Inc.) (“Spreadtrum USA”)	US	January 15, 2008	100%
Shanghai Han & Qin Investment Co., Ltd (“Han & Qin Shanghai”)	PRC	September 5, 2008	100%
Spreadtrum Communications (Tianjin) Co., Ltd. (“Spreadtrum Tianjin”)	PRC	December 9, 2010	100%
Spreadtrum Communications (Chongqing) Co., Ltd. (“Spreadtrum Chongqing”)	PRC	December 31, 2010	100%

VIE:
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd (“Spreadtrum Beijing”)	PRC	March 30, 2005	37.9% equity interests held by Spreadtrum Shanghai

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

In May 2008, Spreadtrum Shanghai injected RMB 5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and the three PRC national nominee shareholders, each of them, owns approximately 20.7% or, on an aggregative basis, 62.1%, of the equity interest in Spreadtrum Beijing. The transfer of ownership interests to Spreadtrum Shanghai from the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees, therefore do not share the Company’s risks and rewards.

In June 2009, the FASB issued FAS 167: Amendments to FASB Interpretation No. 46(R), codified primarily in the Consolidation Topic of the FASB ASC 810. This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company’s involvement with a variable interest entity. The Company adopted this guidance on January 1, 2010. In accordance with the new guidance, the Company is deemed to have a controlling financial interest and is the primary beneficiary of the VIEs as it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, the Company continued to consolidate the same VIE that was consolidated prior to January 1, 2010 and the adoption did not have any impact on the Company’s consolidated financial statements.

Pursuant to the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE, and can have assets transferred freely out of the VIE without any restrictions. Therefore, the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE only, except for registered capital of the VIE amounting to approximately $1.7 million as of December 31, 2010. As the consolidated VIE was incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE, which amounted to, in aggregate, approximately $55,000 as of December 31, 2010. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. In the future, the Company might provide such support on a discretionary basis.

The following balance sheet amounts of Spreadtrum Beijing were included in the Company’s consolidated balance sheets as of December 31, 2009 and 2010:

	December 31,
	2009	2010
Total assets	$1,478,226	$1,277,581
Total liabilities	$740,123	$417,902

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include inventory valuation, useful lives of fixed assets and acquired intangible assets, valuation allowance on deferred tax assets, bad debt provision, accruals for warranty and estimated loss from pending litigations, assumptions used in purchase price allocation, assumptions used to measure impairment of goodwill and long-lived assets, assumptions related to the valuation of share-based compensation and related forfeiture rates.

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

	Note receivable December 31
	2009	2010
Customer A	100.0%	—

	Accounts receivable December 31,
	2009	2010
Customer A	*	29.4%
Customer B	—	29.1%
Customer C	18.1%	27.4%
Customer D	15.0%	—
Customer E	43.3%	—
Customer F	21.3%	—

	Revenue
	Year ended December 31,
	2008	2009	2010
Customer D	*	27.1%	23.0%
Customer E	28.5%	15.6%	14.8%
Customer F	*	*	10.2%
Customer G	30.6%	14.0%	*
Customer H	*	*	11.6%

*	Less than 10% in the year.

(e) Cash and cash equivalents

Cash and cash equivalents are cash on demand, and time deposits and highly-liquid investments with original maturities of three months or less.

(f) Restricted cash

The Company’s restricted cash represents certain cash deposits, the usage of which are limited within specified projects.

(g) Term deposit

Term deposit consists of bank deposits with an original maturity of over three months.

Term deposit with an original maturity of over three months but less than a year is classified as short-term deposit and term deposit with an original maturity of more than a year is classified as long-term deposit.

(h) Accounts Receivable and Note Receivables

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

Notes receivables are the bank acceptance notes in the normal course of business. Notes are typically non-interest bearing and have maturities of less than six months. The Company uses the allowance method to account for uncollectable amounts. There were no allowance provided for the year of 2009 and 2010.

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

(j) Property and equipment

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

(k) Acquired intangible assets

Acquired intangible assets consist of software licenses and technology and intangible assets acquired through business acquisition (Note 3). Software license and technology are amortized using the straight-line method over their estimated useful life of two to fifteen years and intangible assets acquired through business acquisition are amortized over 15 years.

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

The Company recognized impairment losses of $17.4 million (Note 8), $56,045 (Note 6) and $0.5 million (Note 8) on acquired intangible assets, property and equipment and other long-lived assets, respectively, in 2008. There was no impairment charge recognized for year ended December 31, 2009. The Company recognized impairment loss of $4.5 million (Note 8) on acquired intangible assets in 2010.

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

On January 1, 2009, the Company adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following the adoption, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to former owners of the acquiree, and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

(n) Impairment of goodwill

The Company completes a two-step goodwill impairment test on an annual basis, or more frequently when events or change in circumstances indicate that it might be impaired. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Company recognized impairment loss on goodwill of $32,344,959 in 2008 (Note 10). No impairment loss was recognized in 2009 and 2010.

(o) Revenue recognition

Revenue is generated from the sale of products, including baseband semiconductors and radio frequency transceivers, and the rendering of engineering services, including design services according to customer’s specification, product prototyping, testing services, training and support services.

The Company recognizes revenue from sales of products, including primarily baseband semiconductors and radio frequency transceivers, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, the Company (i) enters into a master agreement with its customers, which specifies general terms and conditions, or (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. Most of the Company’s arrangements do not include rights of return, price protection or other similar privileges. Accordingly, the Company records revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

Certain contracts have specified acceptance provisions (quality inspection) and for such contracts the Company defers the revenue recognition until the acceptance is obtained. In the event that no acceptance note or denial note is received, revenue and cost of sales are recognized when the contractual quality inspection period expires. Any payments received prior to revenue recognition are recorded as advance from customers.

The Company grants rebate to certain customers depending on the volume of business the customers bring in. The rebates granted are either goods rebate of cash rebate. Goods rebate is “free” products offered to customers and is recorded as cost of sales when revenue is recognized. Cash rebate is recorded as a reduction of revenue when being granted to customers and revenue is recognized. The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

(p) Government subsidies

Government subsidies related to expense items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred.  Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets.  Government subsidies are originally recorded as liabilities when received and then are recognized as reduction of expense or asset when the Company has complied with the conditions attached to the subsidies and collection of payment is probable.

(q) Shipping and handling costs

Shipping and handling costs relating to sales of $132,129, $46,364 and $133,471 were included in selling expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Shipping and handling costs relating to inventory purchases of $306,928, $239,607 and $745,404 were included as a component of cost of revenue for the years ended December 31, 2008, 2009 and 2010, respectively.

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

(u) Share-based compensation

The Company adopted ASC 718, using the modified prospective basis in accounting for share-based compensation. The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes-Merton option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the granter is required to provide services per the conditions of the award. See Note18, “Stock Options and Restricted Share Units” for further details.

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

(x) Foreign currency translation and foreign currency risk

The functional currency of Holding and its subsidiaries and VIE, except Spreadtrum Shanghai, Spreadtrum Beijing, Spreadtrum Tianjin, Spreadtrum Chongqing and Han & Qin Shanghai, is the United States dollar (“US dollar”). Spreadtrum Shanghai, Spreadtrum Beijing, Spreadtrum Tianjin, Spreadtrum Chongqing and Han & Qin Shanghai’s functional currency is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

The Company has chosen the US dollar as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as a separate component of comprehensive income (loss) in the consolidated statements of shareholders’ equity and comprehensive income (loss). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and term deposit (including short-term deposit and long-term deposit) denominated in RMB amounted to $99,846,037 and $ 246,207,830 as of December 31, 2009 and 2010, respectively.

(y) Fair value measurements

On January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures, for financial assets and liabilities and non-financial assets and liabilities measured or disclosed at fair value on a recurring basis. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices (unadjusted) in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. See Note 7, “Fair Value Measurements”, for further details.

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

(aa) Recently issued accounting standards

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. The Company currently does not have any assets or liabilities that are measured at fair value on a recurring basis subsequent to initial recognition.

In April 2010, FASB issued amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The Company does not expect any impact from adoption of this update.

In December 2010, FASB issued amendments Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company will adopt this accounting standard upon its effective date for periods ending on or after December 15, 2010, and does not anticipate that this adoption will have a significant impact on our financial position or results of operations.

In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on “revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements”. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance and is currently evaluating the impact on our consolidated financial statements.

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

The purchase price included cash of $55,000,000, all of which was paid as of December 31, 2008, and 3,822,199 ordinary shares of the Company at a fair value of $12,460,369, or approximately $3.26 per ordinary share. The fair value of the ordinary shares was based on the average market price of the Company’s ordinary shares over a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The difference between Spreadtrum USA’s assumed assets and assumed liabilities was $2,457,128, which resulted in additional purchase price consideration that the Company was required to pay to Spreadtrum USA’s shareholders as part of the cash component of the transaction within five business days of Spreadtrum USA’s assets and liabilities being deemed final by the Company and Spreadtrum USA. The Company was also required to pay up to an additional $6 million earn-out payment in cash to the former shareholders of Spreadtrum USA, contingent on Spreadtrum USA meeting three performance targets (which are independent from each other) on or prior to January 15, 2010 (the “expiration date”), $2 million per target. In the second quarter of 2009, the Company decided to terminate the project related to one performance target and accordingly $1 million penalty was accrued (Note 14) and recorded as general and administration expense in the second quarter of 2009 and was paid out to the former shareholders of Spreadtrum USA in January 2010. In the third quarter of 2009, Spreadtrum USA achieved another performance target and, as a result, the Company paid $1,996,453 earn-out payment to the former shareholders of Spreadtrum USA in 2009 and the remaining $3,547 was paid in 2010. The total $2 million earn-out payment was recorded as goodwill. On the expiration date, the last performance target has not been met.

In addition, the Company approved grants of restricted share units (“RSU”) worth of $7 million to employees of Spreadtrum USA. On January 16, 2008, 2,140,434 shares of the approved RSUs were granted. These RSUs shall vest over a three-year period, with 50% vesting when and if any of the three earn-out performance targets are met on or prior to January 15, 2010 and the remaining 50% vesting ratably at the end of each month thereafter over the next twelve months. The RSUs are accounted for as compensation for services as the employees must fulfill employment obligations with the Company over the vesting period in order to benefit from the award. Certain of the RSUs’ vesting condition has been modified during 2009, see Note 18 for details.

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

Please see Note 16 for the income tax implication for this acquisition.

4. INVENTORIES

Inventories consisted of the following:

	December 31
	2009	2010
Raw materials	$3,014,051	$19,340,554
Work in progress	3,257,780	10,770,078
Finished goods	15,125,742	43,406,115
Deferred cost	4,143,695	59,579,391
	$25,541,268	$133,096,138

The inventory written-down reserve balance amounted to $14,524,416 and $4,335,613 as of December 31, 2009 and 2010, respectively, to reflect the lower of cost or market. The write-down of inventory was $9,052,893, $5,432,673 and $1,918,214 in 2008, 2009 and 2010, respectively, and included in the “Cost of Revenue”. The following table summarizes the movement of inventory write-downs for the years ended December 31, 2008, 2009 and 2010:

Movement of inventory written-down

As of December 31, 2007	$1,883,295
Inventory write-downs	9,052,893
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $19,838	(1,478,088)
As of December 31, 2008	9,458,100
Inventory write-downs	5,432,673
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $14,320	(366,357)
As of December 31, 2009	14,524,416
Inventory write-downs	1,918,214
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $31,260	(6,426,808)
Removal of write-down inventory balance in connection with inventory sales with proceeds of $5,112,188	(5,680,209)
As of December 31, 2010	$4,335,613

Inventory items previously written down mainly included earlier generation semiconductor chips and wafers relating to older types of products which were phased out during 2008 and 2009. As the Company is generally not able to reliably estimate the sales price of these older types of products and historically the Company was only been able to recover nominal value from such sales, write-downs have generally been at 100% of inventory cost. During second half of 2010, the Company sold certain older types of products as market demands arose due to the quick recovery of the semiconductor industry and the Company’s business. In connection with sales of the written-down inventories in 2008, 2009 and 2010, the Company recognized increased gross profit in amount of $19,838, $14,320 and $5,143,448 for the years ended December 31, 2008 and 2009 and 2010, respectively.

5. PREPAYMENT, OTHER RECEIVABLES AND OTHER CURRENT ASSETS, NET

Prepayment, other receivables and other current assets, net consisted of the following:

	December 31
	2009	2010
Value-added tax refundable on export sales	$1,400,411	$3,934,001
Value-added tax recoverable	1,241,437	3,545,351
Interest receivable accrued on term deposits	976,300	3,467,954
Deposits for import value-added tax	—	1,774,816
Prepaid income tax	—	1,313,746
Other prepaid expenses and other current assets	1,944,351	2,921,285
	$5,562,499	$16,957,153

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31
	2009	2010
Buildings	$20,052,774	$20,684,064
Machinery and equipment	5,134,971	6,323,493
Office furniture, equipment and vehicles	1,376,278	1,704,841
Computer equipment and software	8,013,098	10,926,159
Leasehold and building improvements	4,007,453	4,813,733
	38,584,574	44,452,290

Less: accumulated depreciation, amortization and impairment	(11,937,922)	(16,344,275)
	26,646,652	28,108,015
Construction in progress	443,360	489,348
	$27,090,012	$28,597,363

Depreciation and amortization expense was $3,632,702, $3,666,808 and $4,201,203 for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, there was no property and equipment pledged as collateral for loans. The Company recorded an impairment loss of $56,045 in 2008. There was no impairment charge recognized in 2009 and 2010.

7. FAIR VALUE MEASUREMENTS

As of December 31, 2010, the Company does not have any financial assets or liabilities that are measured at fair value on a recurring basis subsequent to initial recognition.

Cash and cash equivalents, restricted cash, short-term deposit, accounts receivable, notes receivable, accounts payable, advances from customers, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The Company’s long-term deposit includes bank deposits with original maturities of over 1 year at interest rates set by the People’s Bank of China. The carrying amount of long-term deposit was $43.9 million and $45.3 million which approximated their fair value as of December 31, 2009 and 2010, respectively.

In April 2009, the Company borrowed RMB 300 million (approximately $43.9 million) bank loan which is payable in 3 years. Interest on borrowings was initially set at 5.40% per annum and would be adjusted annually based on the then benchmark applicable rate as set by the People’s Bank of China. As of December 31, 2010, applicable interest rate was 5.85% per annum. A portion of the interest on borrowings under this bank loan will be reimbursed by local government subsidy funds. The carrying amount of long-term loan was $43.9 million and US$45.3 million as of December 31, 2009 and 2010, respectively. The estimated fair value of long-term loan approximated the carrying amount as of December 31, 2009 and 2010. The fair value is measured using the discounted cash flow technique based on the current rate for comparable loans on the respective valuation date. Significant unobservable input (Level 3) was used for measuring the fair value.

The Company’s other long-term obligations were incurred for intangible assets acquired. The face value and carrying amounts of other long-term obligations (including both current and non-current portions) as of December 31, 2009 and 2010 are disclosed in Note 13.  The estimated fair value of long-term obligations (including both current and non-current portions) amounted to approximately $7.5 million and $5.4 million, respectively, as of December 31, 2009 and 2010. The fair value is measured using the discounted cash flow technique, using the Company’s weighted-average borrowing rate of approximately 5.4% and 5.85% per annum, respectively, as of December 31, 2009 and 2010.

8. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consisted of the following:

	December 31
	2009	2010
Intangible assets
Completed technology acquired from Spreadtrum USA	$28,695,000	$28,695,000
Software license and technology	31,846,349	52,087,376
	60,541,349	80,782,376

Less: accumulated amortization
Completed technology acquired from Spreadtrum USA	(2,709,570)	(3,729,426)
Software license and technology	(13,782,341)	(18,704,660)
	(16,491,911)	(22,434,086)

Less: accumulated impairment
Completed technology acquired from Spreadtrum USA	(12,727,250)	(12,727,250)
Software license and technology	(4,701,199)	(9,173,086)
	(17,428,449)	(21,900,336)

Net book value
Completed technology acquired from Spreadtrum USA	13,258,180	12,238,324
Software license and technology	13,362,809	24,209,630
	$26,620,989	$36,447,954

In 2010, the Company acquired approximately $20 million intangible assets, which are mainly software and technology for the Company’s own use.

Acquired intangible assets are amortized over the estimated useful life, normally, two to fifteen years. The Company recorded an amortization expense of $6,314,807, $4,241,763 and $6,264,967 for the years ended December 31, 2008, 2009 and 2010, respectively.

The weighted average estimated useful life of software license and technology is 4.03 years and 3.28 years as of December 31, 2009 and 2010, respectively, while the completed technology acquired from Spreadtrum USA is estimated to be 15 years for both 2009 and 2010.

The Company estimated its amortization expenses from its existing intangible assets as of December 31, 2010 for the next five years as follows:

2011	$9,077,000
2012	8,243,000
2013	6,604,000
2014	2,150,000
2015	1,023,000
$27,097,000

 In 2008, in connection with rapidly declining market share and demand for the Company’s products, the Company evaluated its intangible assets for impairment. The impairment charge was determined by comparing their fair value with the carrying value of intangible assets as of December 31, 2008. The Company determined the fair value of its intangible assets using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs (Level 3), including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the Company’s industry. Estimates of projected revenues, expenses, capital spending, and other costs are prepared by management. Changes in management estimates to the unobservable inputs in the Company’s valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination. The Company recorded a $17.4 million impairment loss on intangible assets during 2008 to write down these balances to their fair values.

The Company also recorded $3.0 million provision for loss commitment and $0.5 million impairment charge on other long-term assets in connection with an agreement with a third party vendor for acquiring certain technology in 2008. In 2009, the Company capitalized such technology upon the receipt of the intangible asset and recorded cost of $4.8 million, after netting off the prior year’s provisions of $3.5 million for this intangible assets. In 2009, the Company assessed the fair value of the technology was in excess over its carrying amount and determined that no impairment provision was necessary. In 2010, the Company identified that the technology was rapidly losing market acceptance to competing technology and believed that continue marketing products using the technology would not be commercially viable. Accordingly, the Company believed these changes warranted the re-assessment of the recoverability of these intangible assets. As a result, the Company concluded that this technology has become obsolete and the remaining carrying amount of $4.5 million was fully impaired in 2010. Accordingly, the Company recorded a $4.5 million impairment loss on intangible assets during 2010.

9. LONG-TERM INVESTMENTS

	December 31
	2009	2010
Investments accounted for under equity method:
- Xi’an Chuang Xin (a)	$707,681	—
- Zhanxiang (b)	292,933	6,654,247

Investment accounted for under cost method:
- Shanghai Mobil (c)	-	2,813,052
Total	$1,000,614	$9,467,299

(a)
In September 2008, Spreadtrum Technology established a wholly owned subsidiary in the PRC, Han & Qin Shanghai, through which the Company intends to invest in certain PRC companies. In 2008, Han & Qin Shanghai acquired approximate 39.1% equity interest in Xi’an Chuang Xin Science and Technology Co., Ltd. (“Xi’an Chuang Xin”) for cash of RMB 5 million (approximately $0.7 million). The main activities of Xi’an Chuang Xin are research and development, marketing and sales of chips for multimedia products such as digital TV. In 2010, Han & Qin Shanghai disposed its equity interest in Xi’an Chuang Xin to a third party at a price of RMB 5 million (approximately $0.7 million) and there was no significant gain or loss resulting from the disposal as the proceeds approximated the carrying value of the investment disposed.

(b)
In December 2009, Spreadtrum Shanghai entered into a joint venture agreement with three other parties to form a joint venture to develop a piece of land adjacent to the Company’s corporate headquarters in Shanghai, China. The joint venture is named Shanghai Zhanxiang Electronics Technology Co., Ltd. (“Zhanxiang”). The registered capital of Zhanxiang is RMB 193.5 million (approximately $28.3 million) and Spreadtrum Shanghai would inject capital of RMB 46.5 million (approximately $6.8 million) in exchange of 24% equity interest. In December 2009, Spreadtrum Shanghai injected RMB 2 million in cash (approximately $0.3 million) into Zhanxiang. As described in Note 11, Spreadtrum Shanghai paid a deposit of RMB 46.5 million (approximately $6.8 million) for land use rights to this parcel of land in 2007 and recorded such deposit in other long term assets as of December 31, 2009. Under a series of agreements entered into by Spreadtrum Shanghai with other investors of Zhanxiang in 2009, Spreadtrum Shanghai agreed to exchange, in substance, the deposit it had paid for the land use rights as its capital contribution into Zhanxiang. In February 2010, Spreadtrum Shanghai received a refund of its deposit for the land use rights in the amount of RMB 46.5 million (approximately $6.8 million). Thereafter, Spreadtrum Shanghai injected RMB 44.4 million (approximately $6.5 million) into Zhanxiang to complete the capital contribution for its 24% equity interest in Zhanxiang.

(c)
In December 2010, Spreadtrum Tianjin acquired 4.0% equity interest of Shanghai Mobil Embedded Technology Co., Ltd. (“Shanghai Mobil”) at a cash consideration of RMB23.3 million (approximately $2.8 million). The main activities of Shanghai Mobil are development of mobile phone related software platform, games and applications.

The Company accounted for investments in Xi’an Chuang Xin and Zhanxiang using the equity method of accounting due to the fact that the Company has significant influence on these two companies. The Company recorded $6,536, $22,033 and $114,560 as its share of the net loss of the equity investment under “other income, net” in 2008, 2009 and 2010, respectively. The Company accounted for investment in Shanghai Mobile using cost method as the Company does not have significant influence on this company.

10. GOODWILL

The movements of goodwill for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year ended December 31
	2008	2009	2010
Goodwill	$-	$32,344,959	$34,344,959
Accumulated impairment losses	-	(32,344,959)	(32,344,959)
Balance at beginning of year	$-	$-	$2,000,000

Balance at beginning of year	$-	$-	$2,000,000
Goodwill acquired during the year	32,344,959		-
Adjustment to goodwill balance (Note 3)	-	2,000,000	-
Impairment loss	(32,344,959)	-	-
Balance at end of year	$-	$2,000,000	$2,000,000

Goodwill	$32,344,959	$34,344,959	$34,344,959
Accumulated impairment losses	(32,344,959)	(32,344,959)	(32,344,959)
Balance at end of year	$-	$2,000,000	$2,000,000

The adjustment to Goodwill relates to the Spreadtrum USA earn-out payment in 2009 (Note 3).

The Company conducted its annual impairment test of goodwill at each calendar year end. The Company employed an income approach in determining the implied fair value of the goodwill, which requires estimates of future operating results and cash flows of the reporting unit discounted. The estimates of future operating results and cash flows were mainly derived from an updated long-term financial forecast.

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

 As of December 31, 2009 and 2010, the implied fair value of goodwill was higher than the carrying value of goodwill, resulting from the profit growth over the year of 2009 and 2010 and the improvement of economic environment and the Company’s business since the second half of 2009. Accordingly, there was no impairment loss on goodwill recognized in the years ended December 31, 2009 and 2010.

11. OTHER LONG TERM ASSETS

	December 31
	2009	2010
Deposit in land use rights (a)	$6,802,876	$—
Rental deposits and others	423,695	792,466
	$7,226,571	$792,466

(a)
On January 31, 2007, Spreadtrum Shanghai signed a contract (“land purchase contract”) with Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. for the land use rights of a parcel of undeveloped land for approximately RMB 46.5 million (approximately $6.8 million). As of December 31, 2009, a deposit equal to the the total purchase price for the land use rights was fully paid and recorded as other long-term asset. In 2010 Spreadtrum Shanghai exchanged, in substance, the refunded deposit for a 24% equity interest into Zhanxiang pursuant to a series of agreements entered into in 2009 (Note 9).

12. LONG-TERM LOAN

In April 2009, the Company entered into a 3-year loan agreement for RMB 300 million (approximately $43.9 million) with a PRC financial institution, all of which was drawn down in April 2009. The bank loan is unsecured and bears interest at 5.40% per annum initially which will be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. As of December 31, 2009 and 2010, applicable interest rates were 5.4% and 5.85% per annum, respectively. The local government has agreed to reimburse a portion of the interest expense on the bank loan. In 2009 and 2010, the Company received RMB5 million (approximately $0.7 million) and RMB10 million (approximately $1.5 million), respectively, from local government as a reimbursement of the bank loan interests incurred, which was recorded as reduction of interest expense. The movement in long-term loan in the year ended December 31, 2010 is a result of effect from change in exchange rate.    The payment of $3.7 million shown in the statement of cash flow in 2009 represented the Company’s repayment of a borrowing outstanding as of December 31, 2008.

13. OTHER LONG-TERM OBLIGATIONS

The Company entered into several software, license and technology agreements for acquired intangible asset which are to be settled by installment payments. Installments payable under the agreements as of December 31, 2009 and 2010 are as follows:

	December 31
	2009		2010
Maturity	Face value	Carrying amounts	Face value	Carrying amounts

2010	$2,123,096	$2,078,527	$—	$—
2011	392,718	363,089	3,187,461	3,134,113
2012	325,000	288,847	449,743	411,546
2013	750,000	637,729	750,000	672,166
2014	1,500,000	1,210,111	1,500,000	1,275,458
After 2014	4,000,000	2,963,600	4,000,000	3,123,634
	$9,090,814	$7,541,903	$9,887,204	$8,616,917
Less: Current portion of other long-term obligations	(2,123,096)	(2,078,530)	(3,187,461)	(3,134,113)
Non-current portion of other long-term obligations	$6,967,718	$5,463,373	$6,699,743	$5,482,804

These other long-term obligations were interest free and their fair value as of December 31, 2009 and 2010 is disclosed in Note 7.

The average discount rates used to determine the carrying amounts during the year ended December 31, 2009 and 2010 were 5.4% and 5.85% per annum, respectively.

The current portion of other long-term obligations is recorded as part of “accounts payable” on the balance sheet.

Accretion to the carrying amounts was amounted to $149,032, $191,210 and $346,777 for the years ended December 31, 2008, 2009 and 2010, respectively, and was recorded under interest expense.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31
	2009	2010
Accrued employee compensation	$2,984,915	$8,671,334
Government subsidies	2,617,678	7,211,625
Accrued royalty	1,228,680	5,446,604
Accrued expenses in connection with a R&D agreement	—	4,000,000
Accrued goods rebate to customers	555,737	3,971,460
Subsidies received from a customer for TD-SCDMA product development	5,739,386	2,959,518
Employee individual income tax payable withheld	875,236	1,874,374
Customer deposit and reimbursement	935,363	1,149,250
Accrued professional service fee	539,770	967,704
Accrued contingent loss relating to pending litigations (Note 22)	—	845,577
Accrued warranty	136,239	427,581
Provision for loss commitment	52,449	—
Payable related to Spreadtrum USA acquisition (Note 3)	1,003,547	—
Other accrued expenses and current liabilities	1,218,158	2,122,348
	$17,887,158	$39,647,375

Government subsidies

The Company received subsidies from the Chinese government to fund certain research and development activities and acquisition of equipment.

Amounts of $2,234,764, $1,510,864 and $5,000,912 of the government subsidies received has been applied to research and development activities and recorded as a reduction of research and development expenses incurred for the years ended December 31, 2008, 2009 and 2010, respectively. Refer to Note 12 for government subsidies received that has been applied to off-setting interest expenses.

Amounts of $907,149, $1,017,956 and $326,628 of the government subsidies received have been used for the acquisition of specific equipment and recorded as a reduction of the cost of that equipment for the years ended December 31, 2008, 2009 and 2010, respectively.

Included in the accrued expenses and other current liabilities of the consolidated balance sheets as of December 31, 2009 and 2010 were government subsidies relating to research and development activities of $2,617,678 and $7,211,625, respectively, as the conditions for those specific research and development projects to earn the subsidies have not been met.

Royalty

The Company has entered into certain license and technology agreements with third parties, which require the Company to pay royalty for sale of products using the relevant technology license or to pay the minimum royalty according to the term of the agreements. The Company recorded royalty expense of $3,267,360, $3,228,805 and $14,439,235 for the years ended December 31, 2008, 2009 and 2010, respectively. Royalty expense is included as part of cost of revenue upon the corresponding revenue being recognized.

Accrued expenses in connection with a R&D contract

The Company entered into a R&D contract with a third-party supplier in October 2010. According to the agreement, the Company would reimburse the R&D costs incurred by the supplier with a non-refundable amount of $7 million. The completion of the R&D project will help the supplier and the Company reduce production costs through savings in material consumption, reduction in failure rate and improvement in efficiency. The R&D project has been completed in the fourth quarter of 2010 according to the schedule specified in the agreement. Accordingly, the Company recorded $7 million as R&D expenses in 2010 and the amount would be paid in 2011. As of December 31, 2010, the Company recorded $3 million under “Accounts Payable” upon receiving of billing from the supplier and the remaining $4 million under accrued expenses and other current liabilities.

Subsidies received from a customer for TD-SCDMA product development

Spreadtrum Shanghai entered into two multi-party contracts with a customer in the second quarter of 2009 to participate in the customer’s sponsored subsidized program for the promotion of TD-SCDMA products. According to the contracts, the customer will contribute certain research and development funds to Spreadtrum Shanghai to subsidize its research and development of TD-SCDMA products if Spreadtrum Shanghai achieves certain milestones and targets. If Spreadtrum Shanghai fails to achieve certain milestones and targets, Spreadtrum Shanghai would be required to return all research and development funds received and, in addition, be subject to penalties equal to a portion of the funds received. As of December 31, 2009, Spreadtrum Shanghai has received RMB 39.2 million funds (approximately $5.7 million) for the two contracts, representing RMB19.6 million (approximately $2.9 million) for each of the two contracts, from the customer, which funds were included in accrued expenses and other liabilities. Spreadtrum Shanghai did not receive any such funds in 2010.

As of December 31, 2010, Spreadtrum Shanghai has substantially fulfilled major milestones and passed critical performance tests which were required under the terms of one of the two contracts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB19.6 million (approximately $2.9 million) as a reduction of research and development expenses. In February 2011, Spreadtrum Shanghai received from the customer additional funds of RMB49.0 million (approximately $7.4 million), representing RMB24.5 million (approximately $3.7 million) for each of the two contracts.

Warranty

The change in accrued warranty costs was summarized as follows:

	December 31
	2009	2010
Beginning balance	$537,209	$136,239
Warranty provision	636,968	1,206,018
Warranty cost incurred	(1,037,938)	(914,676)
Ending balance	$136,239	$427,581

The Company offers a one-year warranty on all of its products and accrues the estimated cost of product warranty at the time revenue is recognized.

15. SEGMENT AND GEOGRAPHIC INFORMATION

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

The following table summarizes the Company’s revenue generated from different geographic locations for the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31
	2008	2009	2010
Mainland China, excluding Hong Kong and Macau	$62,064,315	$9,232,369	$27,730,120
Hong Kong and Macau	37,492,230	89,175,527	310,317,223
Others	10,380,396	6,661,794	8,291,399
Total	$109,936,941	$105,069,690	$346,338,742

Most of the Company’s long-lived assets were located in the PRC except intangible assets and property and equipment of Holding which were recorded under Holding’s books.

16. INCOME TAXES

(a) Income tax status

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

Before 2008, Foreign-invested Integrated Circuit (“IC”) design corporations were entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified Foreign-invested IC design corporation, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as a “new and high technology corporations strongly supported by the state” from the relevant tax authorities in December 2008. Since the new CIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate will increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22% and 24%, respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15% preferential tax rate after the transition period expires after 2012 if it continually qualifies as “new and high technology corporations strongly supported by the state”. Spreadtrum Shanghai’s income tax rate was 0%, 10% and 11%, respectively, in 2008, 2009 and 2010.

Before 2008, as a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Spreadtrum Beijing was subject to PRC income tax at a preferential tax rate of 15%, and was entitled to an income tax exemption from 2005 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2010 based on the approval obtained from the tax authority. Pursuant to the new CIT law, Spreadtrum Beijing was subject to 25% tax rate starting from 2008 since it did not qualify as “new and high technology corporations strongly supported by the state”. It has entered its first year of accumulated profit making and started to pay income tax in 2009. Spreadtrum Beijing’s income tax rate was 25%, 25% and 25%, respectively, in 2008, 2009 and 2010.

Shanghai Technology was established in Shanghai Waigaoqiao Free Trade Zone and was subject to PRC income tax at a preferential rate of 15% in 2007. It has entered its first year of accumulated profitability and started to pay income tax in 2007. Because Shanghai Technology is located in Shanghai Pudong New District, it was subject to a transitional income tax rate of 18% in 2008, 20% in 2009, 22% in 2010 and will be subject to graduated increase of income tax rate to 25% by 2012. Spreadtrum USA is subject to US federal and state income taxes of 34% and 8.84%, respectively. The state income tax paid is deductible for US federal income tax purposes and the combined US federal and state income tax rate is approximately 39.8%.

(b) Income tax expenses

The provision for income taxes, by location of the taxing jurisdiction, for the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year ended December 31
	2008	2009	2010
PRC Current:	$995,202	$945,617	$8,619,367
PRC Deferred:	(1,196,953)	(66,989)	(500,015)
	$(201,751)	$878,628	$8,119,352

US Current:	(379,372)	(3,935)	10,243
US Deferred:	782,136	150,000	—
	$402,764	$146,065	$10,243
Total provision for income taxes	$201,013	$1,024,693	$8,129,595

(c) Deferred income tax

The significant components of the Company’s deferred income tax assets and liabilities consisted of the following:

	December 31
	2009	2010
Deferred tax assets:
Research and development credits	$3,978,248	$4,336,030
Reserves and accruals recognized in different periods	2,561,216	2,028,255
Fixed assets basis difference	94,942	27,190
Tax loss carrying forward	7,189,417	5,710,026
Others	609,320	829,652
	$14,433,143	$12,931,153
Less valuation allowance	(12,516,413)	(10,467,345)

Deferred tax assets	$1,916,730	$2,463,808

Analysis as:
Current	$1,346,985	$1,669,670
Non-current	569,745	794,138

Deferred tax liabilities	$—	$—

The net change of the deferred tax assets and deferred tax liability in 2010 was $500,015.

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

As of December 31, 2010 and 2009, the Company had approximately $46.8 million and $57.5 million of tax loss carry forwards available to offset against future taxable income respectively, certain amounts of which will expire in varying amounts from 2014 to 2028 (from 2014 to 2028 for 2009).

As of December 31, 2010 and 2009, respectively, the Company had approximately $4.3 million and $4.0 million of research and development credits, certain amounts of which will expire in varying amounts from 2021 to 2030 for 2010 and from 2021 to 2029 for 2009.

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

In 2009 and 2010, based on the current profit, projected future profitability and other available evidences, the Company believes that its deferred tax assets in certain tax jurisdiction will not be fully realizable. Thus, a valuation allowance was provided for deferred tax assets.

The net changes in valuation allowance on deferred tax assets during the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year ended December 31
	2008	2009	2010
Balance at January 1	$-	$(13,495,606)	$(12,516,413)
Net change in valuation allowance during the year	(13,495,606)	979,193	2,049,068
Balance at December 31	$(13,495,606)	$(12,516,413)	$(10,467,345)

(d) Uncertain tax position

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

As of December 31, 2008, 2009 and 2010, unrecognized tax benefits were approximated $2.6 million, $2.6 million and $3.1 million, respectively. The total amount of unrecognized tax benefit if recognized that would favorably affect the effective tax rate is $1.7million, $1.9 million and $2.1 million at end of year 2008, 2009 and 2010, respectively.

The Company expects it will decrease its income tax liability by $1.9 million for unrecognized tax benefits within the next 12 months if approved by the relevant tax authority.

Unrecognized Tax Benefit—December 31, 2007	$2,021,093

Gross increases—tax positions in current period	609,704
Lapse of statute of limitations	(64,592)

Unrecognized Tax Benefit—December 31, 2008	$2,566,205

Gross increases—tax positions in current period	198,966
Lapse of statute of limitations	(181,190)

Unrecognized Tax Benefit—December 31, 2009	$2,583,981

Gross increases—tax positions in current period	477,996
Lapse of statute of limitations	-

Unrecognized Tax Benefit—December 31, 2010	$3,061,977

The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions was immaterial. In 2008, 2009 and 2010, the Company accrued interest of $0.2 million each year related to the uncertain tax positions.

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

Spreadtrum USA’s federal income tax returns for 2007 through 2010 and California state income tax returns for 2006 through 2010 are open tax years, subject to examination by the relevant tax authorities.

(e) Effective tax rate

Reconciliation between the total income tax expense (benefit) computed by applying the applicable corporate income tax rate of 25% to the income (loss) before taxes and the actual income tax expense was as follows:

	2008	2009	2010
PRC statutory Income Tax Rate	25%	25%	25%
Effect of different tax rate of Holding and subsidiaries	1%	-38%	-12%
Effect of tax rates in foreign jurisdictions	—	-4%	6%
Expense not deductible for tax purpose	-14%	1%	-1%
Benefit of Tax Holiday	1%	2%	-3%
Change in valuation allowance	-15%	8%	-2%
Other	2%	—	-2%
	-0%	-6%	11%

 The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31
	2008	2009	2010
The aggregate dollar effect	$(2,468,339)	$(312,104)	$(9,089,241)
Per share effect—basic	$(0.02)	$(0.002)	$(0.06)
Per share effect—diluted	$(0.02)	$(0.002)	$(0.06)

(f) Withholding income tax

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

The new CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their holding companies outside mainland China. As of December 31, 2010, the Company had not recorded any withholding tax on the undistributed earnings of its PRC subsidiaries amounting to approximately $65.1 million, since the Company intends to indefinitely reinvest these earnings to further expand its business in mainland China, and there is no intention of its PRC subsidiaries to declare any dividend to the Company.

17. ORDINARY SHARES

In March 2008, the Company adopted a share repurchase program enabling it to repurchase up to an aggregate of 2,274,066 ADSs or $20,000,000 of its ADSs. The share repurchase program continued until May 27, 2008. As of December 31, 2008, the Company had repurchased an aggregate of 1,784,848 ADSs, representing 5,354,544 ordinary shares, on the open market for total cash consideration of $14,891,375. In June 2010, the Company canceled all the repurchased 1,784,848 ADSs which represent 5,354,544 ordinary shares.

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS

In 2001, the Company adopted the 2001 Stock Plan (the “2001 Plan”). The Company originally reserved 5,100,000 ordinary shares for issuance to employees, directors and consultants under the Plan. Options granted under the 2001 Plan may be incentive stock options, nonqualified stock options or stock purchase rights. Options granted under the 2001 Plan generally vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The Company ceased to grant options under the 2001 Plan after June 26, 2007.  As of December 31, 2009 and 2010, 7,567,832 and 3,326,477 options, respectively, were outstanding under the 2001 Option Plan.

In 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”). The Company originally reserved 15,000,000 ordinary shares for issuance to employees, directors and consultants under the 2007 Plan. As of December 31, 2008, 2009 and 2010, the authorized number of shares issuable under the Plan was 20,076,580, 26,788,107, and 32,311,763 respectively. The 2007 Plan permits the grant of incentive stock options, nonqualified stock options, restricted shares, restricted share units (“RSUs”), share appreciation rights, performance units and performance shares, stock purchase rights. Shares options granted under 2007 Incentive Plan are generally vested over a four year period. As of December 31, 2010, 14,882,933options and 5,931,291 RSUs (December 31, 2009: 15,283,300 options and 5,833,218 RSUs) were outstanding under the 2007 Incentive Plan.

RSUs may be granted at any time and from time to time as determined by the Company. The Company will set vesting criteria in its discretion, which will determine the number of RSUs that will be paid out to the participant. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the Company.

The Company has not issued any restricted shares, performance units, performance shares and stock purchase rights as of December 31, 2010.

The Company adopted the provisions of ASC 718 effective January 1, 2006 and share-based compensation recorded during the years ended December 31, 2008, 2009 and 2010 are as follows:

	For the Year Ended December 31,
	2008	2009	2010
Cost of revenue	$405,241	$277,778	$436,638
Research and development	3,932,917	2,871,166	5,718,328
Selling, general and administrative	4,010,049	6,549,795	4,130,595
Total	$8,348,207	$9,698,739	$10,285,561

Stock Options to Employees

The following is a summary of stock option activities under the 2001 and 2007 Plan in 2010:

	Number of options outstanding	Weighted average exercise price (per share)

Balance at December 31, 2009	22,851,132	$1.14
Granted (weighted average fair value of $1.72 per share)	2,596,663	$2.51
Exercised	(4,101,015)	$1.12
Forfeited	(3,137,370)	$2.44
Balance at December 31, 2010	18,209,410	$1.12

Additional information regarding options outstanding as of December 31, 2010 was as follows:

	Number of options	Weighted average exercise price (per share)	Weighted average remaining contractual life	Aggregate intrinsic value

Options outstanding	18,209,410	$1.12	7.85 years	$90,964,867
Options vested and expected to vest	13,314,742	$1.11	7.98 years	$66,669,052
Options exercisable	7,719,560	$1.10	7.07 years	$38,625,979

As of December 31, 2010, there was $6,900,324 in unrecognized compensation expense related to unvested stock options granted under the 2001 and 2007 Plan, which is expected to be recognized over a weighted-average period of 1.53 years.

On December 16, 2008, the Company granted 5,202,500 options to certain employees. These options vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The exercise price of these options is $0.37 per share. There is no intrinsic value associated with these options on the date of grant.

In 2009, the Company granted 12,808,229 options to certain employees. These options, except 403,000 options granted on May 26, 2009, vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The 403,000 options granted on May 26, 2009 vest over a three-year period, with 1/36 vesting per month. The weighted average exercise price of these options is $0.78 per share. There is no intrinsic value associated with these options on the date of grant.

In 2010, the Company granted total 2,596,663 options to certain employees. These options, except 300,000 options granted on May 14, 2010, vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The 300,000 options granted on May 14, 2010 vest over a four-year period, with 1/48 vesting of the total shares per month. The weighted average exercise price of these options is $2.51 per share. There is no intrinsic value associated with these options on the date of grant.

The following table summarizes information regarding options granted in the year ended December 31, 2008, 2009 and 2010, respectively:

Grant date	Number of Options issued	Exercise Price (per share)
December 16, 2008	5,202,500	$0.37

Grant date	Number of Options issued	Exercise Price (per share)
February 23, 2009	407,835	$0.32
May 26, 2009	403,000	$0.56
May 26, 2009	3,568,594	$0.56
June 8, 2009	850,000	$0.80
June 19, 2009	7,049,800	$0.86
November 14, 2009	529,000	$1.80
	12,808,229

Grant date	Number of Options issued	Exercise Price (per share)
March 19, 2010	895,000	$2.03
May 14, 2010	1,701,663	$2.76
	2,596,663

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $0.24, $0.57 and $1.72, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010, was $12,076,172, $1,840,583 and $9,427,181, respectively. The fair value of the options vested in 2009 and 2010 amounted to approximately $5.1 million and $3.4 million, respectively.

Option modification

In February 2009, the Company offered an option exchange to certain outstanding options granted under the Company’s 2001 Stock Plan, which reduced the number of options and exercise prices of these options. The offer is to exchange the eligible outstanding options, whether vested or unvested, for new options to be granted under the Company’s 2007 Equity Incentive Plan. Each new option will be subject to the terms of the 2007 plan with a new vesting period which is the first 3 months cliff vesting, monthly pro rata vesting for the remaining vesting period around 3 years of 10 years’ life period. There were total 1,468,813 shares of original options from 77 employees exchanged to 407,835 shares of new options under this program. The Company compared the fair value of the modified options against the original awards as of the modification date and concluded that there is no incremental compensation cost to be recognized as the number of awards have been reduced during the modification. The weighted average exercise price before and after the modification were $2.55 and $0.32, respectively.

The Company values options using the Black-Scholes-Merton option pricing model. The following assumptions were used in determining the fair value of the options for the years ended December 31, 2008, 2009 and 2010, respectively.

	Year ended December 31
	2008	2009	2010
Risk-free rate of return	1.55%	2.68%	2.67%
Expected life	6.10years	6.08 years	6.08 years
Expected volatility rate	74%	82-85%	77-79%
Dividend yield	Nil	Nil	Nil

The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of each stock option grant in 2008, 2009 and 2010. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price and four comparable companies’ stock prices. The Company has applied the provisions of ASC 718-10-S99 regarding the use of the simplified method in developing estimates of the expected lives of stock options. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. Expected dividend yield is determined in view of the Company’s historical dividend as well as expected future pay out rate.

 In 2008, 2009 and 2010, the Company issued options to part-time employees and board members to purchase nil, 1,755,000 and 300,000 ordinary shares at exercise prices in the range of $0.56 - $2.76 per share. These options are accounted for as equity awards. The options issued have 25% cliff vesting on their first anniversary, and the remaining shares vest 1/48 per month thereafter. The options expire 10 years from the date of grant.

The Company recorded share-based compensation expense of $361,180, $335,327 and $544,111 relating to these option grants for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, 2,273,054 and 1,340,753 options granted to part time employees and board members were outstanding and exercisable, respectively.

RSUs to Employees

The following table summarizes information regarding RSUs granted in the year ended December 31, 2008, 2009 and 2010, respectively:

Grant date	Number of RSUs issued	Fair value per share on grant date
January 16, 2008	2,860,434	$3.17
May 23, 2008	6,593,500	$2.97
November 15, 2008	856,000	$0.22
November 15, 2008	7,500	$0.37
	10,317,434

Grant date	Number of RSUs issued	Fair value per share on grant date
May 26, 2009	707,278	$0.56
June 19, 2009	795,000	$0.86
November 14, 2009	360,000	$1.80
	1,862,278

Grant date	Number of RSUs issued	Fair value per share on grant date
March 19, 2010	2,539,750	$2.03
August 5, 2010	895,240	$3.17
	3,434,990

The shares were granted in anticipation of services to be provided from the employee during the respective vesting periods. The Company accounts for RSUs in accordance ASC 718 and records the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. The Company granted 10,317,434, 1,862,278 and 3,434,990 RSUs, with an aggregate grant-date fair value of approximately $28.8 million, $1.73 million and $7.99 million, for the year ended December 31, 2008, 2009 and 2010, respectively. During the year ended December 31, 2008, 2009 and 2010, 49,371, 2,786,688 and 2,627,178 RSUs vested with a total grant date fair value of $0.10 million, $7.74 million and $5.97 million, respectively. The fair value at the vesting date of the RSUs vested in 2008, 2009 and 2010 are about $0.07 million, $2.63 million and $8.07 million respectively.

The following is a summary of RSU activities under the 2007 Plan in 2010:

	Number of RSUs outstanding	Weighted-average grant-date fair value (per share)
Unvested balance at December 31, 2009	5,883,218	$2.13
Granted	3,434,990	$2.33
Vested	(2,627,178)	$2.27
Forfeited	(759,739)	$2.88
Unvested balance at December 31, 2010	5,931,291	$2.09

 As of December 31, 2010, there was $9,631,503 in unrecognized compensation expense related to unvested share-based compensation of RSUs granted under the 2007 Plan, which is expected to be recognized over a weighted-average period of 1.20 years.

RSU modification

In December 2009, the Company’s Board of Directors approved an RSU modification to extend the deadline from January 15, 2010 to July 15, 2010 of the performance condition for certain RSUs granted on January 16, 2008 (Note 3). Other terms of the RSUs remained unchanged. The Company compared the fair value of the modified RSUs against the original awards as of the modification date and concluded that there is incremental compensation cost of $0.55 million to be recognized over the remaining vesting period (up to July 2010). Insignificant incremental charge was recognized in 2009 due to proximity of modification date to the year end of 2009. This milestone was achieved on April 15, 2010.

Stock Reserved for Future Issuance

As of December 31, 2010, the Company reserved the following shares of authorized but unissued ordinary shares for future issuance:

Stock options outstanding	18,209,410
RSUs outstanding	5,931,291
Ordinary shares available for grant	3,923,646
28,064,347

19. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Company is required to maintain one statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Company’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of net profit to Holding in the form of dividends. As of December 31, 2009 and 2010, total restricted net assets held by the Company’s PRC subsidiaries were $31,405,151 and $42,380,536, respectively, which were not available for distribution to the Company. These amounts are made up of the registered capital of the Company’s PRC subsidiaries and the statutory reserves.

The Company has statutory reserve balance of $1,069,848 and $7,230,475 as of December 31, 2009 and 2010.

20. RETIREMENT PLAN

The Company’s local PRC employees are entitled to a retirement benefit, based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed pension plan equivalent to certain percentage of the monthly basic salary, subject to a ceiling, of current local PRC employees. Local PRC employees are required to make contributions equivalent to certain percentage of their basic salary, subject to a ceiling. The Company’s contribution to the pension plan was $1,750,311, $1,903,948 and $2,438,199 for the years ended December 31, 2008, 2009 and 2010, respectively. The retirement benefits do not apply to expatriate employees.

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

21. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31
	2008	2009	2010
Net income (loss) attributable to holders of ordinary shares	$(78,678,150)	$(19,316,469)	$67,194,438

Weighted average shares outstanding - basic	131,510,359	134,431,135	141,739,261
Potential dilutive shares:
- Stock options	—	—	12,074,708
- RSUs	—	—	3,528,560
Weighted average shares outstanding - diluted	131,510,359	134,431,135	157,342,529

Income (loss) per share - basic	$(0.60)	$(0.14)	$0.47
Income (loss) per share - diluted	$(0.60)	$(0.14)	$0.43

Ordinary share equivalents of stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion/exercise of options, RSUs and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

For the years ended December 31, 2008 and 2009, ordinary share equivalents outstanding of 28,084,683 and 28,734,350 shares of stock options and RSUs, were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods. For the year ended December 31, 2010, outstanding stock options of 466,474 shares were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

22. COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Company has entered into operating leases for certain office space some of which contain renewal options. As of December 31, 2010, future minimum lease payments under non-cancelable operating leases were as follows:

Years Ending
December 31, 2011	$748,205
December 31, 2012	523,733
December 31, 2013	333,514
December 31, 2014	143,294
December 31, 2015	143,294
Thereafter	71,647
Total minimum lease payments	$1,963,687

Rental expenses under operating leases amounted to $1,657,387, $1,219,194 and $1,273,525 for the years ended December 31, 2008, 2009 and 2010, respectively.

Commitment to Purchase technology

On September 30, 2009, the Company entered into an agreement with a third party vendor under which the vendor would license certain technology to the Company. As of December 31, 2010, the Company had committed to pay non-refundable and pre-paid license fee of US$1.2 million to this vendor for technology to be received in 2011.

Legal contingencies

The Company is a party to legal matters and claims that are normal in the course of its operations. The Company has received some notices of claims for infringement of certain intellectual property, but believes that the likelihood of losses arising from such claims is remote as of December 31, 2010. While the Company also believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations and cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In November 2010, the Company submitted an arbitration application against a customer for breaching of its purchase commitment specified in certain sales agreements. In December 2010, the customer submitted a counter claim which requests the Company to compensate its losses, expenses and costs in the approximate amount of RMB11.2 million (US$1.7 million). The Company accrued a contingent loss of RMB5.6 million (approximately $0.8million), being the amount of management’s estimated loss, for the arbitration case.

23. SUBSEQUENT EVENT

On January 4, 2011, pursuant to the resolution of the Board, the Company granted 3,004,983 RSUs to its employees, with fair value of approximately $18 million on the date of grant.