Form 20-F
period 2011-12-31
SPREADTRUM COMMUNICATIONS INC
filed 2012-04-10
CIK 1287950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One):

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

OR

☐	Shell Company Report pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 Date of the event requiring this shell company report

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
Telephone: (8621) 2036-0600
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report. 140,982,259 ordinary shares, par value US$0.0001 per share, as of December 31, 2011.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely”, “possible”, “will,” “would,” “could,” “should” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;
•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;
•	expected adoption of our products;
•	our ability to compete in our industry and innovation by our competitors;
•	our ability to protect our confidential information and intellectual property rights;
•	our ability to successfully identify and manage any potential acquisitions;
•	our ability to manage expansion into international markets;
•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;
•	our ability to manage growth; and
•	economic and business conditions in China.

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

GLOSSARY OF TECHNICAL TERMS

2G/2.5G	2G/2.5G refers to the second generation wireless communications standard, which includes GSM, CDMA, i-DEN, TDMA, GPRS and CDMA2000 1x.
3G	3G refers to the third generation wireless communications standard, which includes WCDMA/UMTS, CDMA 2000 1xEV-DO and TD-SCDMA.
AAC	Advanced Audio Coding. AAC is a standardized, lossy digital audio compression scheme. AAC was designed as an improved-performance codec relative to MP3. AAC was promoted as the successor to MP3 for audio coding at medium to high bitrates.
AAC+	An enhanced AAC format that delivers sound stream in as little as 32 kbps.
Bluetooth	An open industry standard for providing short-range and low speed wireless transmission of digital voice and data in the 2.4GHz band. This standard supports both point-to-point and point to multipoint applications.
CDMA	Code Division Multiple Access. A digital technology that assigns codes to data being transmitted, allowing more efficient usage of radio frequency spectrum in comparison to TDMA or FDMA based technologies.
CDMA 1x	The original 2G-based CDMA technology (also known as IS-95A/B).
CDMA2000 1x	A 2.5G/3G CDMA technology that doubles voice capacity in comparison to the original 2G-based CDMA technology (also known as IS-95A/B) and also supports high-speed data of up to 153 kbps peak rates.
CDMA2000 1xEV-DO	An evolution of CDMA2000 1x that provides peak data rates of up to 2.4 Mbps.
CMOS	Complementary Metal Oxide Semiconductor is a technology using metal oxide semiconductors for constructing integrated circuits. CMOS technology is used in microprocessors, microcontrollers, static RAM, image sensors, data converters, highly integrated transceivers and other digital/analog circuits.
DMB-T	Digital Multimedia Broadcasting—Terrestrial. DMB-T is a digital terrestrial television broadcasting standard that has been adopted as China’s national standard for terrestrial television.
EDGE	Enhanced Data rates for GSM Evolution. A 2.75G upgrade to GPRS that provides higher data rates (up to three times the throughput) by using improved modulation and coding techniques to the packet switched technology.
FDD-LTE	Frequency Division Duplex LTE, which supports full duplex and half duplex operation. The radio frame structure type 1 is used for FDD-LTE.
FDMA	Frequency Division Multiple Access or FDMA is an access technology that is used by radio systems to share the radio spectrum. The terminology “multiple access” implies the sharing of the resource among users, and the “frequency division” describes how the sharing is done: by allocating users with different carrier frequencies of the radio spectrum.
FTA	Full Type Approval. FTA is the official certificate of conformance to GSM/GPRS standards specified by the Global Certification Forum.
GCF	GCF certification is a certification based on requirements defined by the Global Certification Forum, an independent industry body, which provides network compliancy requirements and testing for GSM mobile devices.
GPRS	General Packet Radio Service. A data focused upgrade to GSM which introduces packet switching to the normally circuit switched technology. This allows data to be transferred only when information is actually being sent or received rather than occupying an entire circuit as GSM does normally during voice conversations.

GSM	Global System for Mobile communication. A FDMA/TDMA-based 2G standard, which allows eight time slots per frequency channel.
H.264	Also known as MPEG-4 AVC (Advanced Video Coding), H.264 is a video compression that offers significantly greater compression than its predecessors. In addition to improvements in perceptual quality, the standard is expected to offer up to twice the compression of the current MPEG-4 ASP (Advanced Simple Profile). This standard can provide DVD-quality video at under 1Mbps, and is considered promising for full-motion video over wireless, satellite, and ADSL Internet connections.
HSDPA	High Speed Downlink Packet Access. Also known as (i) WCDMA Release 5, an advancement on WCDMA which improves throughput to peak data rates of 14 Mbps, or (ii) TD-SCDMA Release 5, an advancement on TD-SCDMA which improves throughput to peak data rates of 2.8 Mbps with 1.6 MHz frequency bandwidth.
HSUPA	High Speed Uplink Packet Access. As specified in (i) WCDMA Release 6, an advancement on WCDMA which improves uplink throughput to peak data rates of 5.7 Mbps, or (ii) TD-SCDMA Release 7, an advancement on TD-SCDMA which improves uplink throughput to peak data rates of 2.2 Mbps with 1.6 MHz frequency bandwidth.
HSPA	High Speed Packet Access. The speed gap between current DSL-based solutions and mobile broadband solutions was decreased with the introduction of High Speed Downlink Packet Access (HSDPA) and High Speed Uplink Packet Access (HSUPA). Specifications for HSPA are included in Release 5 (Downlink) and (i) Release 6 (Uplink) for WCDMA, (ii) Release 7 (Uplink) for TD-SCDMA of 3GPP specifications.
LTE	Long Term Evolution. The LTE Radio Access Network technical specification was approved for 3GPP Release 8. Peak theoretical downlink rates are 300 Mbps in a 20 MHz channel bandwidth. LTE assumes a full Internet Protocol (IP) network architecture, FDD (Frequency Division Duplex) and TDD (Time Division Duplex) within a single radio access technology.
Java	An object-oriented software programming language that can be executed on many operating systems.
JPEG	Joint Photographic Experts Group. JPEG is a standards committee that designed an image compression format. The compression format they designed is known as a lossy compression in that it deletes information from an image that it considers unnecessary. JPEG files can range from small amounts of lossless compression to large amounts of lossy compression.
Mixed-signal	The combination of analog and digital technology on one integrated circuit.
Motion JPEG	Motion JPEG is an informal name for multimedia formats where each video frame or interlaced field of a digital video sequence is separately compressed as a JPEG image.
MP3	MPEG Level 3 is an audio file format, based on MPEG (Moving Picture Expert Group) technology. It creates very small files suitable for streaming or downloading over the Internet.
MPEG4	Moving Picture Experts Group Compression Standard Version 4. MPEG4 is a technology for compressing voice, video and related control data and is one of the MPEG (Moving Pictures Experts Group) international standards.

OFDM	Orthogonal Frequency Division Multiplexing. OFDM is an FDM modulation technique for transmitting large amounts of digital data over a radio wave. ODFM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver. OFDM reduces the amount of crosstalk in signal transmissions.
PTCRB	PCS Type Certification Review Board.
RISC	Reduced Instruction Set Computing. A type of processor architecture that processes programs more quickly than conventional microprocessors by using smaller, faster, less complex sets of instructions.
TCP/IP stack	An implementation of the TCP/IP communications protocol. Network architectures designed in layers, such as TCP/IP, OSI (Open System Interconnection) and SNA (Systems Network Architecture) are called “stacks.”
TD-LTE	Time Division LTE. TD-LTE is also known as TDD-LTE (Time Division Duplex LTE) in 3GPP technical specification. The radio frame structure type 2 is used for TDD-LTE.
TD-SCDMA	Time Division Synchronous Code Division Multiple Access. A 3G standard mainly focused on the China market that uses Time Division Duplex (unpaired) in comparison to Frequency Division Duplex (paired) transmission in order to improve frequency efficiency level.
TDMA	Time Division Multiples Access. The general term refers to a technology which assigns certain time slots to bits of data in order to increase the throughput on a given frequency band. TDMA also refers to the 2G technology also known as D-AMPS (IS-54) Global Mobile Systems 26 May 2004 89 and Digital PCS (IS-136) which splits each frequency band into three channels thereby tripling the available bandwidth.
UMTS	Universal Mobile Telecommunications System. A 3G standard that uses WCDMA technology with a data capacity of up to 2Mbps.
USB	Universal Serial Bus. A serial bus standard to connect devices that is commonly used in the computer industry and wireless handsets.
WCDMA	Wideband Code Division Multiple Access. Also known as UMTS, a 3G technology that uses CDMA based technology with a wider spectrum (5 MHz carriers versus 1.25 MHz for CDMA) to provide higher data throughput rates. Based on the standard, the peak rates can be up to 2 Mbps in local areas and 384 kbps in wide areas.
WMA	Windows Media Audio. WMA is a proprietary compressed audio file format developed by Microsoft Corporation.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not required.

Item 2.  Offer Statistics and Expected Timetable

Not required.

Item 3.  Key Information

A.  Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of USD, except per share and per ADS data)
Consolidated Statement of Operations Data
Revenue	$145,466	$109,937	$105,070	$346,338	$674,256
Cost of revenue	79,969	68,033	66,876	193,873	393,624
Gross profit	65,497	41,904	38,194	152,465	280,632
Operating expenses:
Research and development	32,297	42,877	37,039	58,687	117,302
Selling, general and administrative	16,282	21,998	20,539	20,188	26,958
In-process research and development expense per Spreadtrum USA acquisition	—	6,612	—	—	—
Impairment loss of goodwill	—	32,345	—	—	—
Impairment loss of long-lived assets	—	17,984	—	4,486	—
Provision for loss commitment	—	3,013	—	—	—
Income (loss) from operations	16,918	(82,925)	(19,384)	69,104	136,372
Other income	5,166	4,448	1,114	6,335	13,928
Income (loss) before income taxes	22,084	(78,477)	(18,270)	75,439	150,300
Income tax expense	1,017	201	1,024	8,130	15,092
Equity in loss of affiliates	—	—	(22)	(115)	(1,185)
Net income (loss)	$21,067	$(78,678)	$(19,316)	$67,194	$134,023
Net loss attributable to non-controlling interests	—	—	—	—	432
Net income (loss) attributable to Spreadtrum Communications, Inc.	$21,067	$(78,678)	$(19,316)	$67,194	$134,455

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of USD, except per share and per ADS data)
Earnings Per Share Date
Earnings (loss) per share, basic	$0.29	$(0.60)	$(0.14)	$0.47	$0.94
Earnings (loss) per share, diluted	$0.16	$(0.60)	$(0.14)	$0.43	$0.83
Earnings (loss) per ADS, basic(1)	$0.87	$(1.79)	$(0.43)	$1.42	$2.81
Earnings (loss) per ADS, diluted(1)	$0.49	$(1.79)	$(0.43)	$1.28	$2.48
Weighted average number of ordinary shares used in earnings (loss) per share calculations
Basic	73,037,662	131,510,359	134,431,135	141,739,261	143,312,424
Diluted	128,745,085	131,510,359	134,431,135	157,342,529	162,702,055
Consolidated Balance Sheet Data
Cash and cash equivalents	$157,038	$57,762	$37,809	$81,186	$193,215
Total assets	236,922	152,878	219,094	508,217	681,057
Short-term loan, including current portion of long-term loan	685	3,658	—	—	111,626
Long-term loan, non-current portion	3,423	—	43,935	45,299	—
Other long-term obligations	1,954	1,034	5,463	5,483	5,532
Total liabilities	49,026	31,461	104,523	309,634	368,079
Total shareholders’ equity	$187,896	$121,417	$114,571	$198,583	$312,978

See note 21 to the Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per ordinary share.

(1)	Each American Depositary Share, or ADS, represents three ordinary shares.

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

We experienced significant growth in revenue from 2003 to 2007. However, in 2008 and during the first half of 2009, we experienced dramatic rates of decline in revenue. Our revenue increased by 35.9% from 2006 to $145.5 million in 2007, but then declined by 24.4% in 2007 to $109.9 million in 2008. We also experienced substantial revenue decline in the first half of 2009, which was largely offset by significant revenue growth in the second half of the year. Our revenue in 2009 was $105.1 million, which was 4.4% less than 2008. Our revenue in 2010 was $346.3 million, which was 229.6% higher than 2009. Our revenue in 2011 was $674.3 million, which was 94.7% higher than 2010. Our revenue growth in 2010 and 2011 reflected a substantial increase in our shipments of baseband and radio frequency bundle semiconductors, or Bundle Semiconductors. We have been facing fiercer price pressure from our competitors since the second half year of 2010. In future periods, we do not expect to achieve similar rates of revenue growth as in our historical periods and our current improvement in revenue may not continue.

We have a history of losses and may not sustain or increase profitability in the future.

We incurred net losses of $11.4 million and $11.7 million in 2004 and 2005, respectively. We were profitable in 2006, 2007 and first two quarters in 2008. In the third and fourth quarters of 2008, we incurred net losses of $31.3 million and $52.8 million, respectively. In the first and second quarters of 2009, we incurred net losses of $8.3 million and $13.1 million, respectively. We returned to profitability in the third quarter of 2009 and recorded net income of $0.6 million and $1.4 million in the third and fourth quarter of 2009, respectively. We recorded net income of $67.2 million in 2010 and $134.5 million in 2011. However, we may not be able to maintain or increase profitability in the future. In particular, our competitors’ behavior and strategies may affect our margins.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We currently sell substantially all of our products directly or via distributors to brand manufacturers, independent design houses, or IDHs, vendors who specialize exclusively in the design of wireless terminals based on customer specifications, and original design manufacturers, or ODMs, contract manufacturers who use their own designs and intellectual property to develop and manufacture wireless terminals for customers. We primarily compete in China with 2G baseband processor solutions providers, such as Intel Mobile Communications GmbH, or IMC, MediaTek, Inc., or MediaTek, MStar Semiconductor Inc., or MStar, and ST-Ericsson. We also compete in the Chinese 3G market with baseband processor solutions providers such as Leadcore Technology Co., Ltd., Marvell Technology Group Ltd., or Marvell, MediaTek, and ST-Ericsson. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom Corporation, or Broadcom, Qualcomm Incorporated, or Qualcomm, or emerging Chinese companies such as RDA Microelectronics, Inc., or RDA who entered the baseband processor market through recent acquisition of all of the baseband intellectual property of Coolsand Holding Co., Ltd. and its subsidiaries, or Coolsand. For our radio frequency, or RF, transceivers, we may see competition from emerging Chinese companies such as RDA. Most of our current and potential competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. This provides them with competitive advantages. Their significantly greater resources may enable them to invest substantially more resources than us to respond to the adoption of new or emerging technologies, or wireless industry standards, or changes in customer requirements. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

We do not have long-term purchase commitments from our customers, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We sell substanially all of our products to IDHs, ODMs and brand manufacturers directly or via distributors, who integrate our baseband semiconductors into wireless handsets and other forms of wireless terminals such as wireless desktop phones, data cards and other forms of TD-SCDMA products that they supply to their customers. We have limited visibility as to the volume of our products that our IDH and ODM customers are selling to their customers or are carrying in their inventory. We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by the semiconductor manufacturing service providers we use to manufacture, assemble and test our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our semiconductor manufacturing service providers to start manufacturing, assembling and testing our products based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue from these products until they are shipped to and accepted by customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated revenue. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell. We expect to record inventory write-downs in the future as part of our normal course of business. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a consequence, our results of operations may fluctuate significantly from period to period in the future.

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

Our quarterly and annual operating results may fluctuate as a result of a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and profit margins may be significantly different from our historical or projected figures. Our quarterly and annual operating results in future periods may fall below expectations. Any of these events could cause the market price of our ADSs to decline. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	our ability to increase revenue and operating efficiency and reduce unit cost of revenue;
•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;
•	the adoption of new wireless industry standards or changes in our regulatory environment;
•	the announcement or introduction of new or enhanced products by us or our competitors;
•	the pricing strategies of our competitors;
•	the unpredictable volume and timing of customer orders, and subsequent delays and cancellations of customer orders;
•	our ability to stabilize revenue and costs by entering into long term agreements with customers and suppliers;
•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;
•	the results of our acquisitions of, or investments in, other businesses or assets;
•	changes in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;
•	the results of litigation and/or arbitration proceedings, especially results from intellectual property infringement litigation and/or arbitration proceedings;
•	changes in the availability of capacity of our semiconductor manufacturing service providers;
•	changes in the government policies relating to our target market, which may influence the introduction of our new products; and
•	the overall cyclicality of the semiconductor industry and seasonality in sales of wireless handsets and fixed wireless terminals into which our products are incorporated.

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

If the market adoption of TD-SCDMA in China is slower than we expect, our growth will be adversely affected.

We have invested substantial time and resources in developing products that support TD-SCDMA. In January 2009, 3G licenses were issued to the three network operators in China. China Mobile Communications Corporation, or China Mobile, received the TD-SCDMA license, China United Telecommunications, or China Unicom, received the WCDMA license, and China Telecommunications, or China Telecom, received the CDMA2000 license. In 2009, in order to accelerate the development of TD-SCDMA terminal industry, China Mobile provided an incentive fund of RMB 650.0 million and initiated a number of bidding invitations and procurements for TD-SCDMA terminals. In 2011, China Mobile initiated wireless handset procurements in February, May, June and December, in addition to the procurement activity at its subordinate provincial companies. China Mobile’s subscribers for TD-SCDMA-backed services reached 20 million by the end of 2010 and 51 million by the end of 2011. Despite recent growth, we are unable to predict future growth rate of the TD-SCDMA market, if any, with accuracy. Our success depends upon the selection by our existing and potential customers of our products for use in their 3G wireless products and market adoption of TD-SCDMA terminals. China Mobile, currently the only TD-SCDMA operator, has the dominant power to influence the segments, volume and pricing of TD-SCDMA terminals in the market. If our products are not selected by our customers or if market adoption of TD-SCDMA terminals is slower than we expect, the growth and success of our business will be adversely affected.

We may not be able to increase and maintain international market demand for our products.

Most of our sales currently are derived from customers in the PRC and Hong Kong, and the penetration of markets outside of these markets will be important to our future success. Although Samsung is one of our current customers in Korea, we may not be able to increase and maintain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued by, other countries may require us to redesign our existing products, develop new products or obtain patent licenses to sell into those countries. For example, foreign governments may impose regulations or standards with which our baseband semiconductors do not comply, or may make frequencies available in bandwidths in which our products do not operate. In addition, we or our customers may be required to obtain patent licenses, which may not be available on commercially reasonable terms or at all. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we may experience losses or declines in sales, which would negatively affect our revenue. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Our operating results may be adversely affected due to reduced sales, delay or loss of significant customer orders, delays in customer payments or significant bad debt losses.

In 2009, three customers each accounted for more than 10.0% of our revenue: 27.1%, 15.6% and 14.0%, respectively. In 2010, four customers each accounted for more than 10.0% of our revenue: 23.0%, 14.8%, 11.6% and 10.2%, respectively. In 2011, four customers each accounted for more than 10.0% of our revenue: 18.5%, 16.7%, 11.3% and 11.2%, respectively. If we fail to successfully sell our products to one or more of our significant customers in any particular period or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline and our operating results may be adversely affected. Also, many of our current customers are smaller companies and if those customers order our products but fail to pay on time or at all, we may incur bad debts and our operating results could be adversely affected. Furthermore, as we pursue relationships with leading international brand manufacturers, we may become dependent on a small set of customers as we focus our resources on those customers. If these customers purchase fewer products, our operating results could be adversely affected.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. Our sales cycles typically range from three to nine months, depending on the type of customer. We typically need to obtain a design win, where our product is incorporated into a customer’s wireless terminal design, to receive purchase orders. In some cases, due to the rapid growth of new wireless terminal applications and products, this process can be time-consuming and requires substantial investment of our time and resources. During the three to nine-month sales cycle, our customers may need three to six months or longer to test, evaluate and design our products into their wireless terminals. Following a design win, our customers may need an additional one to three months or more to begin volume production of the wireless terminals that incorporate our products. There can be no assurances that a design win will result in volume shipments of our products. Changes in design will also delay our normal sales cycle. Additionally, we may commit our limited resources to a customer’s wireless terminal design that does not result in volume shipments at the expense of other customers’ wireless terminals that could have resulted in volume shipments. Because of this lengthy sales cycle and the uncertainty regarding volume shipments of our products, it is difficult for us to forecast our revenue, which increases the variability of our operating results. In addition, it is possible that we may not generate sufficient, if any, revenue from these products to offset the selling and administrative expenses and investment of resources in anticipation of customer orders.

Our success depends upon our customers’ ability to successfully sell their products.

Our baseband semiconductors and RF transceivers are incorporated into our customers’ wireless terminals. If any of our customers are unsuccessful in their wireless terminal sales, whether due to lack of market acceptance of their products, shortage of component supplies, slowdown in sales of wireless terminals, excess inventory in the sales channels into which our customers sell their wireless terminals, changes in the wireless terminals supply chain or otherwise, our sales of baseband semiconductors and RF transceivers could be adversely affected. Accordingly, our success depends on our customers’ success in their business. Brand manufacturers, IDHs and ODMs who purchase our products directly or via distributors have historically accounted for substantially all of our revenue. We are not certain whether these customers will be able to achieve success in their business and how long they will remain competitive in their business even if initially successful.

We depend on independent foundries to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We have outsourced all of our wafer production to foundries, most of which has been outsourced to Taiwan Semiconductor Manufacturing Company Litimed, or TSMC, the world’s largest foundry and our primary foundry service provider since our inception.

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

We rely on several independent assembly and testing service providers to assemble and test our semiconductors. As a result, we do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. We do not have a long-term agreement with our assembly and testing service providers that guarantees us access to capacity. We typically procure services from our assembly and testing service providers on a per-order basis. If our assembly and testing service providers experience capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of assembly and testing capacity, we may have to seek alternative assembly and testing services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new assembly and testing service providers. We currently estimate that it would take us several months to qualify a new assembly and testing service provider. Because of the amount of time that it takes us to qualify third-party assembly and testing service providers, we could experience significant delays in product shipments if we are required to find alternative assembly and testing service providers for our products on short notice. In addition, we may be required to pay higher assembly and testing costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation and result in a loss of customers.

Our primary foundry and assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

The primary foundry for our semiconductor manufacturing, and the primary service providers for our assembly and test services, have substantial operations located in Taiwan. Furthermore, a substantial number of material suppliers for our primary foundry and assembly and testing service providers, who control most of the supply of key raw materials for wafer processing and packaging in semiconductor industry, are based in Japan. Both Taiwan and Japan are susceptible to earthquakes, typhoons, flood and other natural disasters, and have experienced severe earthquakes and typhoons in recent years. In addition, our primary foundry and assembly and testing service providers are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region, maintaining smooth relations with the PRC and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu and swine flu. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

Increases to the prices charged by the foundries and assembly and testing service providers upon which we rely may adversely affect our business and operating results.

In light of the overinvestment in 12-inch wafer capacity by foundries worldwide in 2011, foundries are becoming increasingly cautious about expanding capacity for leading-edge 12-inch wafer technologies which include 40 nanometer process technology that we widely adopt, and the capacity for 12-inch wafers is not expected to increase in 2012. With major fabless companies now migrating to such leading-edge wafer technologies, however, wafer capacity is expected to be tight in 2012. The combination of the limitation of foundry capacity and rising commodity prices on assembly and testing could result in higher prices from our service providers. If we are unable to pass on the higher costs of manufacturing, assembly and testing to our customers, we will experience declines in our gross margins.

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

In addition, our agreements with most customers contain warranty provisions, which provide the customers with a right to damages if a defect is traced to our products or if we cannot correct errors reported during the warranty period. Our contractual limitations on our liability may be unenforceable in a particular jurisdiction. We do not have insurance coverage for any warranty or product liability claims, and a successful claim could require us to pay substantial damages.

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

In addition, limitations inherent in new process technologies may affect the design, performance and functionality of our baseband semiconductors and RF transceivers. For example, semiconductors designed with some of the current process technologies at more advanced geometries may experience higher power leakage, which increases power consumption and reduces battery life. As we develop baseband semiconductors on more advanced process geometries, we may not continue to fully integrate power management on a single semiconductor. The production of our baseband semiconductors using more advanced process geometries could be delayed, which could adversely affect our business and operating results.

Failure of suppliers to deliver on a timely basis sufficient quantities of components or materials or licensed software used in our products may result in delays or other disruptions in introducing or shipping our products, which could adversely affect our business and operating results.

Some of the components, materials and software used in our products are purchased or licensed from a single supplier and it is difficult for us to redesign our products to incorporate other components, materials or software. Loss or termination of the licenses would have a material adverse impact on the manufacture of our products. Modifying our products for new components or software will take a significant commitment of engineering time and resources and we may not be successful in doing so. If any vendor terminates our license to use the components or software, or is unable to deliver components or materials used in our products, in accordance with our requirements, we may not be able to find alternative sources on favorable terms and in a timely manner, or at all. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

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

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The wireless communications industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, and a large number of companies that hold significant number of patents related to GSM, GPRS, CDMA and 3G standards, such as TD-SCDMA, WCDMA/UMTS and CDMA2000, and related technologies. We cannot assure you that we will prevail in any claims of infringement. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our baseband semiconductors, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights. We cannot assure you that other actions alleging infringement by us of third-party patents, trademarks and copyrights, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

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

The disruption, expense and potential liability associated with pending and unanticipated future legal proceedings against us could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to various legal proceedings and threatened legal proceedings from time to time as part of our ordinary business. Any such legal proceedings, regardless of merit, could significantly divert management’s attention from our operations and result in substantial legal fees to us. Furthermore, there is no assurance that any action that has been or will be brought against us will be resolved in our favor or, if significant monetary judgments are rendered against us, that we will have the ability to pay such judgments. Such disruption, legal fees and any losses resulting from these claims could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property.

We continue to proactively harvest inventions from our R&D activities and expand our patent portfolio. For example, we have seen continuous growth in the number of patents granted to us in China. Spreadtrum Shanghai was granted 10, 11, 20, 51 and 89 patents in China in 2007, 2008, 2009, 2010 and 2011, respectively. In 2011, we also acquired 80 patents and pending patent applications through our acquisition of Telegent Systems, Inc., or Telegent, and 101 patents and pending patent applications through our majority stake in MobilePeak Holdings, Ltd., or MobilePeak.

As of March 31, 2012, we owned 277 patents and had 426 pending patent applications in China. In addition, as of March 31, 2012, we were the co-owner of 30 patents in China. We are also expanding our international patent portfolio. As of March 31, 2012, we owned 61 patents and had 50 pending patent applications in the United States and we owned 12 patents and had 12 pending patent applications in Europe.

Enforcement of PRC intellectual property-related laws has historically been less than perfect, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us.

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

We completed our acquisitions of MobilePeak and Telegent in 2011 and our acquisition of Spreadtrum Communications USA Inc., or Spreadtrum USA (formerly known as Quorum Technologies, Inc.), in 2008. Since 2010, we have also invested in several companies, including our joint venture, Shanghai Zhanxiang Electronics Technology Co., Ltd., or Zhanxiang, Zoom Technologies, Inc., and Micromax Informatics Limited, or Micromax. As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses to complement our current intellectual property and technologies or to expand the breadth of markets we can cover and to deepen our cooperation with our business partners. The process of integrating an acquired company, technology or investment has created, and will continue to create, unforeseen operating difficulties and expenditures. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

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

Our acquisitions of MobilePeak and Telegent may be disruptive to our business and could have a negative impact on our financial condition and results of operations.

We completed our acquisition of Telegent, in August 2011 and our majority acquisition of MobilePeak in September 2011. We have already integrated many aspects of Telegent and MobilePeak into our business. However, these acquisitions may require a significant amount of capital investment in the future, which would decrease the amount of cash available for working capital or capital expenditures. Our acquisitions of Telegent and MobilePeak entail a number of other risks that could materially and adversely affect our business, operating and financial results, including problems integrating Telegent’s and MobilePeak’s personnel, operations, technologies or products into our existing business, need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, potential write-offs of acquired assets and goodwill, potential expenses related to the amortization of intangible assets, the diversion of management resources from other strategic and operational issues, and the inability to retain key employees of Telegent and MobilePeak. If we are unable to generate significant amounts of revenue from Telegent’s and MobilePeak’s products in the near future, we may suffer financial losses as a result of Telegent’s and MobilePeak’s on-going operating expenses, expenses related to the amortization of intangible assets from these acquisitions, and additional share-based compensation expenses related to these acquisitions. Our failure to address the risks associated with our acquisitions of Telegent and MobilePeak may have a material adverse effect on our financial condition and results of operations.

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

As of February 29, 2012, our directors, executive officers, principal shareholders and their affiliated entities owned approximately 17.3% of our outstanding ordinary shares. These shareholders, acting individually or as a group, can exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Risks Related to Our Industry

Changes in industry standards, technology, customer requirements and government regulation could impair our acquired intangible assets and limit our ability to sell our products.

The wireless terminal market is characterized by changing end-user preferences and demand for new and advanced functions and applications on wireless terminals, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. This requires us to continuously develop new products and enhance our existing products to keep pace with evolving industry standards and rapidly changing customer requirements. In order to encourage widespread market adoption of 2G, 3G and 4G technologies, efforts have been made to develop industry standards, and we have designed our products to comply with these standards. Changes in industry standards, or the development of new industry standards, may make our products obsolete or negate the cost advantages we believe we have in our products. In addition, due to changes in industry standards and the development of new industry standards, our acquired intangible assets, including software license and technology, may become obsolete and we may have to record related impairment provisions.

To date, most of our revenue has been derived from the sale of products that support 2G, 2.5G and 3G wireless standards, such as GSM, GPRS and TD-SCDMA. Continued market acceptance of these products and diversification of our product portfolio will be critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by any decline in demand for our existing products, the introduction of products and technologies by our competitors that serve as a replacement or substitute for, or represent an improvement over, our existing products, technological innovations or new standards that our existing products do not address, or our inability to release enhanced versions of our existing products on a timely basis. We offer baseband semiconductors that support TD-SCDMA, an international 3G standard promoted by the PRC government, and are focusing a significant portion of our product design and sales and marketing efforts on products that comply with such standard. We also are devoting resources to the development of WCDMA and LTE products. If the wireless standards for which we are developing products are not adopted by the market at the speed we anticipate, we may not be able to sell these solutions and our revenue could decline. Because it is not practicable to develop products that comply with all current standards and standards that may be adopted in the future, our ability to compete effectively will depend on our ability to accurately select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. We may not have the financial resources to fund future innovations. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our revenue would decline, adversely affecting our operating results, business and prospects.

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

The PRC government has provided various incentives to companies incorporated in the PRC in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the forms of reduced tax rates, exemption from certain taxes, favorable lending policies, research grants and other measures. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities. The aggregate cash amounts of the subsidies we received, excluding the amounts transferred to third parties that cooperated with us on certain government sponsored research and development projects, were approximately $4.9 million, $11.4 million and $20.0 million, respectively, in 2009, 2010 and 2011. For the years ended December 31, 2009, 2010 and 2011, $1.5 million, $5.0 million and $2.9 million, respectively, were recorded as offsets to research and development expenses incurred. For the years ended December 31, 2009, 2010 and 2011, $1.0 million, $0.3 million, and $0.2 million, respectively, were received as subsidies for the acquisition of specific equipment in the form of a reduction of the cost of that equipment. For the years ended December 31, 2009 and 2010, subsidies of $0.7 million and $1.5 million, respectively, related to our interest expenses on the long-term bank loan we borrowed in 2009 were recorded as offsets to our interest expenses. We did not receive any such subsidies in the year ended December 31, 2011. As of December 31, 2009, 2010 and 2011, approximately $2.6 million, $7.2 million and $24.2 million, respectively, of government subsidies had not been earned, since the requirements for those specific research and development projects had not been fulfilled. We expect to meet all these requirements in later periods before the deadlines set by the government. There can be no assurances that we will receive any subsidies in the future.

If changes in the tax laws of the PRC reduce the tax benefits available to us or our subsidiaries, our results of operations could be adversely affected.

Since China joined the World Trade Organization, or WTO, in November 2001, some of its preferential tax treatments applicable to foreign-invested enterprises, or FIEs, have been criticized as giving FIEs inappropriate competitive advantage. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a tax law named “Corporate Income Tax Law,” or CIT Law, which took effect beginning January 1, 2008. Under the CIT Law, foreign-invested enterprises, or FIEs, and domestic companies are subject to a uniform tax rate of 25%. The CIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the CIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the CIT Law. While the CIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the CIT Law, entities that qualify as high-technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. For more information regarding the Corporate Income Tax Law and the Administrative Measures for Determination of High-Technology Companies, see “Item 5.A Operating and Financial Review and Prospects—Taxation—PRC Tax.”

Additionally, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, as a PRC integrated circuit design enterprise, or ICDE, is exempt from corporate income tax for two years starting from 2007, the year in which it first had positive accumulated earnings, and is entitled to a 50% reduction in the corporate income tax for the succeeding three years. Since the CIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, Spreadtrum Shanghai was exempt from income taxes in 2008. For the three years of 2009, 2010 and 2011, its income tax rate increased from 10% to 11% to 12%, respectively, because Spreadtrum Shanghai qualified for a 50% reduction on the standard transitional tax rate of 20%, 22%, and 24%, respectively. Spreadtrum Shanghai received the preferential income tax rate of 15% as a “new and high technology enterprise supported by the state” from the relevant tax authorities in December 2008. Based on Circular 39—Circular on the Implementation of the Preferential Policies for Corporate Income Tax During the Transition Period, which was issued by the PRC State Council, Spreadtrum Shanghai may apply the transitional tax rate during the transitional period and enjoy a 15% preferential tax rate after the transition period expires in 2012 if it continues to qualify as a “new and high technology enterprise strongly supported by the state.” Spreadtrum Communications Technology (Shanghai) Co., Ltd., or Spreadtrum Technology, as an FIE incorporated in the

Shanghai Waigaoqiao Free Trade Zone, enjoyed a preferential corporate income tax of 15% in 2007. Under the CIT Law, Spreadtrum Technology is no longer entitled to this preferential tax rate, and is therefore subject to a 18%, 20%, 22%, 24% tax rate from years 2008 through 2011, respectively, and a 25% uniform tax rate starting in 2012. Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd., or Spreadtrum Beijing, is no longer entitled to any preferential tax rate, and is therefore subject to a 25% uniform tax rate starting in 2008. Our wholly-owned subsidiary, Spreadtrum Communications (Tianjin) Co., Ltd., or Spreadtrum Tianjin, and Shanghai MobilePeak Semiconductor Co., Ltd., or MobilePeak Shanghai, a wholly-owned subsidiary of MobilePeak, are qualified IC design companies and thus enjoy the preferential policy of `two year exemption, three year half` since their first tax profitable years. Under our current tax structure, this change will increase our effective tax rate in future years.

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

On October 18, 2010, the State Council promulgated the Circular on Extending the Urban Maintenance and Construction Tax and Educational Surcharges from Chinese to Foreign-funded Enterprises and Citizens. Under this circular, FIEs shall pay the urban maintenance and construction tax and educational surcharges starting from December 1, 2010, which FIEs and foreign citizens were exempted from paying in the past. Both urban maintenance and construction tax and educational surcharges are calculated on the basis of product tax, value-added tax and business tax paid by a company. The applicable rate of the urban maintenance and construction tax is 7% and the applicable rate of educational surcharges is 3%. These taxes have an adverse effect on our financial results, but we do not believe the effect will be material because Spreadtrum Shanghai is entitled to certain preferential treatment for value-added taxes and business taxes and the total amount of product tax, value-added tax and business tax paid by our PRC subsidiaries is not material.

We may be treated as a resident enterprise for PRC tax purposes under the CIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our non-PRC resident subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the CIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. According to the Implementing Rules for the CIT Law, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Further, on April 22, 2009, the PRC State Administration of Tax issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect retrospectively on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company seal and minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this Notice, in determining the location of de facto management, “substance over form” principle should be followed. Since this Notice is issued to regulate identification of PRC tax resident among companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the Notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

Most of our major board decisions are made outside of the PRC, and relevant documentation such as dual employment contracts of certain high-level management persons have been adopted. As such, we believe that the risk of being deemed as a PRC tax resident should be low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which will include any dividend income we receive from our non-PRC resident subsidiaries, at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations, but the dividends distributed from our PRC subsidiaries should be tax-exempt income. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our FIEs do not intend to declare dividends to their immediate Hong Kong holding companies in the foreseeable future. Accordingly, as of December 31, 2011, we have not recorded any withholding tax on the retained earnings of our FIEs in China. As of December 31, 2010 and December 31, 2011, $189.7 million out of a total of $206.5 million and $226.6 million out of a total of $265.7 million, respectively, of cash and cash equivalents and short-term deposits were held by our China subsidiaries. If these funds are needed for our operations outside of China, we would be required to accrue and pay China taxes to repatriate these funds. However, our intent is to permanently reinvest these funds in China and our current plans do not demonstrate a need to repatriate them to fund operations outside of China.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise previously in effect, which specifically exempted withholding tax on any dividends payable to non-PRC investors, the CIT Law provides that dividends generated after January 1, 2008 and payable by an FIE to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are FIEs directly held by our subsidiaries incorporated in Hong Kong or the Cayman Islands. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 February Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Furthermore, on August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures on Treatment of Non-residents under Tax Treaties (Trial Implementation), or 2009 August Notice, which became effective on October 1, 2009. According to the 2009 August Notice, any non-resident wishing to enjoy tax treaty treatment under the following sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval: (i) dividend; (ii) interest; (iii) royalty; and (iv) property income. The relevant tax authorities shall have 20 to 50 working days after an application is accepted to decide whether to approve such application. If the relevant tax authorities do not notify the applicant of its decision in writing within the above time frame, the relevant application shall be deemed to have been approved. We have not applied to the relevant tax authorities for enjoyment of the withholding tax rate under the tax treaty between Mainland and Hong Kong. It remains unclear how the PRC tax authorities will implement the 2009 February Notice and the 2009 August Notice in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up to take advantage of the preferential tax rates on dividends, or our application for enjoyment of the withholding tax rate under the tax treaty between Mainland and Hong Kong cannot be approved by the competent tax authorities, the higher 10% withholding tax rate may apply to such dividends.

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

On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of a overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for at least one year.

Similar with the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require the remedy and even impose administrative penalties that SAFE deems appropriate.

Prior to the effectiveness of the New Stock Option Rule, we completed the registration with SAFE for our Chinese employees who participate in our stock incentive plan and have maintained the update to SAFE in accordance with the Stock Option Rule. Under the New Stock Option Rule, we do not need to re-register but must comply with the requirements applicable to companies which have completed the registration, including the quarterly update to SAFE and registration for material amendments of our stock incentive plan.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 23.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. Dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China may make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	conditions in the wireless communications industry;
•	changes in the economic performance or market valuations of other companies in the wireless communications industry;
•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	intellectual property litigation;
•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs;
•	general economic or political conditions in China; and
•	global economic and financial conditions.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, the net proceeds from our initial public offering, the RMB 300 million bank loan Spreadtrum Shanghai obtained in April 2009 and the $64.0 million short-term bank loans we obtained in May and July 2011 will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

You may face difficulties in protecting your interests, and in protecting your rights through the United States federal courts, because we are incorporated under the Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. As a result of all of the above, you may not be able to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

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

Our management has concluded that we have maintained effective internal control over financial reporting as of December 31, 2011. If we fail to maintain effective internal control, we may not be able to rely on our financial reporting. Even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

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

We do not believe we were a PFIC for the taxable year ended December 31, 2011. Based on the current price of our ADSs, and the composition of our income and assets, we do not expect to be considered a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2012. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year.

Item 4.  Information on the Company

A.  History and Development of the Company

We were incorporated as an exempted company under the laws of the Cayman Islands on April 11, 2001. Our legal name is Spreadtrum Communications, Inc. Since our inception, we have conducted our operations principally through our wholly-owned subsidiaries in China and the United States. Our principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 2036-0600. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. We also have branch offices in Beijing and Shenzhen, People’s Republic of China, a representative office in Suwon, Republic of Korea, and Taipei, Taiwan, and subsidiaries in San Diego, California, United States of America. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 10 East 40th Street, 10th Floor, New York, New York 10016.

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

In December 2010, Spreadtrum Shanghai established Spreadtrum Tianjin and Spreadtrum Communications (Chongqing) Co., Ltd., or Spreadtrum Chongqing. Both Spreadtrum Tianjin and Spreadtrum Chongqing are wholly-owned PRC subsidiaries of Spreadtrum Shanghai and conduct research and development work and administrative work.

We also have two wholly-owned subsidiaries in the United States, SPRD LLC, a Delaware limited liability company, and Spreadtrum USA, a Delaware corporation based in San Diego, California. On January 15, 2008, we acquired Spreadtrum USA, a fabless semiconductor company that specializes in the design of highly integrated CMOS RF transceivers. In December 2008, we formed SPRD LLC and merged Spreadtrum Communications Corp., a California corporation and our wholly-owned subsidiary, into SPRD LLC. Subsequently, we contributed 100% of our member interest in SPRD LLC to Spreadtrum USA. We do not conduct any sales through Spreadtrum USA or SPRD LLC. We conduct research and development and administrative activities at Spreadtrum USA and administrative activities at SPRD LLC.

In September 2008, Spreadtrum Technology established a wholly-owned subsidiary in the PRC, Shanghai Han & Qin Investment Co., Ltd., through which we intended to invest in certain PRC companies and through which we had previously made an investment in Xi’an Chuang Xin Science and Technology Co., Ltd., or Xi’an Chuang Xin, in September 2008. Our investment amount in Xi’an Chuang Xin was RMB5 million. In March 2010, we entered into an equity transfer agreement with a third party to dispose our investment in Xi’an Chuang Xin. Pursuant to such agreement, we have received payment of RMB5 million, constituting the total consideration for such disposition, and we are currently in the process of completing requisite legal procedures relating to the transfer of our equity interest in Xi’an Chuang Xin to the third party. In September 2008, we established a wholly-owned subsidiary in the British Virgin Islands, Han & Qin International (BVI) Limited, or Han & Qin BVI. In December 2008, Han & Qin BVI established a wholly-owned subsidiary in Hong Kong, Han & Qin Investments (HK) Limited. In March 2009, Han & Qin Investments (HK) Limited was restructured to become directly and wholly-owned by us, and its name was changed to Quorum Technology (H.K.) Limited, or Quorum HK. We intend to use Quorum HK as our international investment vehicle. There was no accounting for this restructuring as it was among entities under common control. We had originally intended to also use Han & Qin BVI as an international investment vehicle, but subsequently decided to consolidate international investments under Quorum HK. Han & Qin BVI has been a dormant company with no operations since its inception. In January 2012, we transferred 80% of our equity interest in Han & Qin BVI to a third party. The share transfer does not have any impact to the Company’s operations and consolidated financial statements.

Spreadtrum Beijing was established as a variable interest entity, or VIE, in March 2005 for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies (See note 1 to the Consolidated Financial Statements for details). We have been the primary beneficiary and have consolidated the financial statements of Spreadtrum Beijing since Spreadtrum Beijing’s inception. Spreadtrum Shanghai plans to acquire all the equity interests held by the nominee shareholders of Spreadtrum Beijing and to convert Spreadtrum Beijing into its wholly-owned subsidiary. We expect the transaction to be completed in 2012.

On August 2, 2011, we acquired Telegent, a fabless semiconductor company that develops semiconductor and software solutions for the reception of live, broadcast television on wireless handsets, for approximately $5.1 million, net of cash acquired and excluding the holdback amounts for indemnification purposes. Telegent is an exempted company incorporated in the Cayman Islands with its primary operations conducted through its subsidiaries in China, the United States, Hong Kong and the Netherlands. Telegent also has subsidiaries in Singapore and the Cayman Islands. We acquired Telegent in order to strengthen our patent portfolio in the area of mobile broadcast television.

On May 4, 2011 and June 21, 2011, we acquired in the aggregate all the outstanding preference shares of MobilePeak, a fabless semiconductor company that specializes in the design of highly integrated UMTS/HSPA+ modem chipsets. On September 30, 2011, we acquired a majority of the outstanding ordinary shares of MobilePeak, upon which we became the holder of approximately 85.9% of the outstanding shares of MobilePeak on an as-converted basis. As of December 31, 2011, we have acquired 86.9% of the outstanding shares of MobilePeak on an as-converted basis. MobilePeak is an exempted company incorporated in the Cayman Islands with subsidiaries incorporated in Delaware and the PRC. We considered MobilePeak as a VIE as of June 30, 2011. However, we were not considered the primary beneficiary of MobilePeak because we were not able to control MobilePeak at that time. Accordingly, we did not consolidate MobilePeak in the second quarter of 2011. As of September 30, 2011, we obtained majority control over MobilePeak. Accordingly, we accounted for the acquisition of additional shares on September 30, 2011 (the date of obtaining majority control) as a business combination achieved in stages and started to consolidate the financial statements of MobilePeak and its subsidiaries from September 30, 2011.

We acquired MobilePeak to broaden our portfolio of worldwide wireless handset technologies, to make inroads into the WCDMA data card, feature phone, smartphone and tablet markets and to develop the next generation multi-mode FDD-LTE/TD-LTE/WCDMA/TD-SCDMA technologies over the next two years. We acquired MobilePeak rather than other WCDMA technology companies because of the technology, cultural and geographical synergies between MobilePeak and us. In 2011, the aggregate cash consideration we paid in connection with the acquisition of 86.9% equity interests in MobilePeak is approximately $30.8 million, including $27.2 million to acquire preference shares, $3.5 million to acquire ordinary shares and $0.1 million to acquire additional ordinary shares from non-controlling shareholders. In addition, we financed MobilePeak with an amount of $13.0 million, including bridge loans of approximately $7.8 million and approximately $5.2 million in loans to fund MobilePeak’s working capital and operations. We expect to purchase the remaining outstanding shares of MobilePeak for approximately $1.1 million in 2012.

We have grown significantly since our inception. Our revenue increased sequentially from $12.9 million in 2004 to $38.3 million in 2005, $107.1 million in 2006, and $145.5 million in 2007, but subsequently decreased to $109.9 million in 2008 and $105.1 million in 2009. From 2009, our revenue increased sequentially to $346.3 million in 2010 and $674.3 million in 2011. We derive substantially all of our revenue from the sale of Bundle Semiconductors.

We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million in 2006 and $21.1 million in 2007. However, we recorded a net loss of $78.7 million in 2008 and $19.3 million in 2009. We recorded a net income of $67.2 million in 2010 and $134.5 million in 2011. For a discussion of our principal capital expenditures, please see “Item 5.B Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

B.  Business Overview

We are a fabless semiconductor company that designs, develops and markets mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. Our solutions combine our highly integrated power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling our customers, who purchase our Bundle Semiconductors directly or via distributors, to achieve faster design cycles with a lower development cost. We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA, WCDMA, HSPA+ and LTE as well as a wide array of multimedia capabilities. Our customers include distributors and global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.

As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Our single-chip CMOS multi-mode RF transceiver designs support a broad range of wireless communications standards, including GSM/GPRS, EDGE, WCDMA, TD-SCDMA and HSDPA/HSUPA, while enabling low power consumption. We currently sell our RF transceivers with our baseband chips as bundled solutions and plan to sell the technologies as integrated solutions in future versions of our products.

As a result of our majority acquisition of MobilePeak in September 2011, we started to design, develop and market WCDMA/HSPA+ modem chipsets. MobilePeak’s WCDMA/HSPA+ technology allows us to broaden our support for global air interfaces, to make inroads to the WCDMA feature phone, smartphone and tablet markets and to develop the next generation of multimode 4G LTE products over the next two years that also include support for broadly available 3G and 2G standards.

In 2011, we also expanded our portfolio offerings to serve smartphones, a higher value phone segment. In December 2011, we introduced our first generation 600MHz Android 2.2 smartphone platform to address the growing consumer demand for smartphone products, and began sampling our second generation 1GHz Android 2.3 smartphone solution in the beginning of 2012. We offer our smartphone solutions as a turnkey system that includes the baseband, RF transceiver, software and reference design, targeting market demand for low-cost smartphone products. Our thin modem products are also used by our customers to develop premium smartphone products.

In the beginning of 2012, we began sampling our first single-chip TD-LTE multimode modem which supports TD-LTE, TD-SCDMA, EDGE, GPRS and GSM in a single baseband chip. Our 4G product introductions will enable us to offer highly integrated, multimode mobile terminal solutions and provide solutions for markets transitioning from 3G to 4G standards.

Industry Background

Changing Wireless Technology Landscape

The wireless communications market is highly dynamic. Wireless technologies have evolved through successive generations of wireless protocols, driven by the need for more efficient networks with greater bandwidth capacity to enable increased usage of wireless data services by subscribers. More than half of the wireless terminals being sold in the world today are still based on 2G/2.5G/2.75G technologies, such as GSM/GPRS/EDGE and CDMA/CDMA1x. 2G networks utilize a relatively low bandwidth which permits voice and basic data communications, such as Internet access and multimedia messaging. 3G networks enable significantly higher data transmission speeds, up to a maximum of 42 Mbps compared to a maximum of a few hundred Kbps for 2.5G networks. These faster data transmission speeds facilitate an enhanced user experience through advanced applications such as music downloads, interactive mobile gaming and video calls. Current international standards for 3G include WCDMA/UMTS, TD-SCDMA and CDMA2000 1xEV-DO. 3G technologies currently are seeing rapid deployment and adoption around the world. Multimedia capabilities also are becoming standard features on today’s terminals, transforming them from pure communication tools to personal computing and entertainment devices. Furthermore, the proliferation of data usage has expanded the number of devices that interact with the wireless network, such as personal computers and laptops. To support demand for increasing data usage from consumers, mobile technology has begun transitioning to LTE, a 4G technology. LTE provides downlink peak rates of 100 Mbps and uplink peak rates of 50 Mbps at 20MHz bandwidth. In addition to faster downlink and uplink rates, LTE can improve cell-edge user (CEU) performance, increase system capacity, and lower data transfer latencies. With these advantages, LTE is able to provide enhanced mobile experience for consumers.

In China, the evolution from 2G to 3G has in large part been based on the TD-SCDMA standard. In January 2006, the Ministry of Industry and Information Technology, or MIIT, approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The TD-SCDMA standard was developed through the collaboration among China’s wireless network operators and a number of technology providers, including semiconductor, equipment and software companies, and has received tremendous support from the Chinese government. In January 2009, MIIT issued 3G licenses as follows: the TD-SCDMA license was issued to China Mobile, the WCDMA license was issued to China Unicom and the CDMA2000 license was issued to China Telecom. Since then, China Mobile has sought to deploy the TD-SCDMA network nationwide through network infrastructure investment and has promoted TD-SCDMA in the market through advertising and wireless terminal subsidies. As voluntarily reported by China Mobile, China Mobile’s TD-SCDMA subscribers reached 51.2 million by the end of 2011. China’s communication industry is also showing strong support for investment in LTE technology. China Mobile is expected to receive the TD-LTE license in the future and has already conducted large-scale TD-LTE trials in seven cities. The trials have been focusing on network infrastructure and terminal test.

The wireless communications market continues to be highly dynamic and new changes and developments may occur from time to time and at times unexpectedly.

Wireless Baseband Market — Key Component of Wireless Semiconductor Market

The baseband semiconductor is the most critical semiconductor component in a wireless terminal. It is commonly referred to as the engine of a wireless terminal, equivalent to the central processing unit of a computer. The baseband semiconductor is responsible for encoding and decoding the wireless communications standards, and in some cases serves as a platform for the terminal’s operating system and multimedia applications, manages storage and directs short range connectivity such as Bluetooth traffic.

Baseband semiconductors are increasingly incorporating additional functions, such as multimedia capabilities. One benefit of baseband semiconductor suppliers as compared to other terminal component suppliers is the greater control over the selection of integrated complementary functionality. In some cases, baseband semiconductor suppliers can influence the selection of the peripherals that will be supported and included in the terminal.

Products

We offer a broad range of integrated mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. Our solutions are sold as RF transceiver and baseband processor bundles and are provided as a turnkey platform that combines our chipsets with customizable software and reference designs.

I.  Baseband Semiconductors

We have developed a family of baseband semiconductor solutions designed specifically for wireless handsets that support 2G, 3G and 4G wireless technology standards, such as GSM, GPRS, EDGE, TD-SCDMA, WCDMA and LTE. Within our family of baseband semiconductors, we offer solutions supporting different wireless communications standards and incorporating different multimedia feature sets.

As part of our total baseband processor solution, we offer platform software that includes protocol stacks, user interfaces, file systems and device drivers. In addition, we have integrated other third-party software such as text input, Internet browsing, electronic mail, wireless application protocol, Java and multimedia messaging services into our platform software. We have also developed our own software development tools to assist our customers in developing software applications and manufacturing tools for our baseband semiconductors. In 2011, our revenue was primarily generated from sales of our Bundle Semiconductors which include baseband and RF bundle semiconductors.

A.  2G, 2.5G and 2.75G Baseband Semiconductors

We offer 2G/2.5G/2.75G baseband semiconductor solutions that are designed for wireless terminals supporting GSM/GPRS/EDGE wireless technologies. We offer multiple chip series designed for low-end GSM/GPRS handsets, mid-to high-end GSM/GPRS handsets and low-cost EDGE Android smartphones. Our solutions are multi-SIM capable, allowing multiple SIM cards to run simultaneously on standby mode with one baseband and RF transceiver. This capability is popular with consumers in regions such as Southeast Asia, Africa, India and Latin America. Our solutions also include integrated power management, enabling power to be directed efficiently to the different components of a wireless terminal. Our solutions include quad-band support, making them compatible with most major GSM networks worldwide.

Our low-end GSM/GPRS solutions are designed for low-cost feature phone handsets, performing analog and digital signal processing with integrated power management and supporting multimedia functionality in more advanced handset models.

Our mid- to high-end GSM/GPRS solutions provide an economical cost structure for multimedia feature phone handsets, supporting advanced multimedia functionalities, camera interface, Bluetooth, Wi-Fi and other features. Some of our chipsets in this segment also incorporate our WRE middleware platform, which enables feature phones to upload and update applications post-sale, providing a smartphone-like user experience on a feature phone platform.

Our EDGE smartphone platforms, which also include quad-band GSM/GPRS support, are based on a low power, cost efficient architecture targeting the low-cost smartphone market segment. We introduced our first generation 600MHz Android 2.2 smartphone platform in December 2011 and began working with customers on our second generation 1GHz Android 2.3 smartphone platform in the beginning of 2012. Both smartphone platform generations are designed with 40 nanometer CMOS silicon.

B.  3G Baseband Semiconductors

Our TD-SCDMA baseband semiconductor solutions are designed for wireless terminals supporting TD-SCDMA wireless technology. Our solutions are designed to enable OEMs to develop feature-rich wireless devices spanning premium smartphones, low-cost smartphones, feature phones, fixed wireless products and datacards. Our TD-SCDMA solutions include dual-mode functionality, integrated power management and dual-SIM capability. They support GSM, GPRS, EDGE, TD-SCDMA and HSPA technologies, including 2.8Mbps HSDPA and 2.2Mbps HSUPA features. Our solutions are delivered as turnkey platforms, combining our highly integrated, power-efficient chipsets with customizable software and reference designs, enabling our customers to deliver feature-rich devices while reducing time-to-market and lowering the cost of development.

We offer multiple chip series designed for different market segments, including feature phones, ultra-low cost feature phones and fixed wireless products, Android smartphone products, as well as thin modem solutions for premium smartphones and datacard applications.

Our TD-SCDMA smartphone platforms, which include quad-band GSM/GRPS/EDGE support, are based on a low-power, cost-efficient architecture targeting the low-cost smartphone market segment. We introduced our first generation 600MHz Android 2.2 smartphone platform in December 2011 and began working with customers on our second generation 1GHz Android 2.3 smartphone platform in the beginning of 2012.

Our TD-SCDMA baseband semiconductor products are currently designed with 40 nanometer CMOS silicon. We introduced our first 40 nanometer-based TD-SCDMA baseband semiconductors in January 2011 and were the first baseband semiconductor company globally to ship a baseband product based on this process node.

We are currently developing 3G solutions designed for wireless terminals supporting WCMDA/HSPA+ wireless technology using technology acquired through our majority acquisition of MobilePeak in 2011. This technology will enable us to develop products targeting the WCDMA feature phone, smartphone and tablet markets as well as multimode solutions.

C.  4G Baseband Semiconductors

In the beginning of 2012, we began sampling our first 4G baseband semiconductor product, a single-chip multi-mode TD-LTE/TD-SCDMA/EDGE/GPRS/GSM baseband modem, targeting premium smartphone and datacard applications. We expect in the future to deliver products based on both TD-LTE and FDD-LTE technology, enabling us to deliver a wide variety of multimode products.

II. RF Transceivers

Our RF transceiver products, implemented in bulk digital CMOS silicon, are designed with stable plug-and-play RF technology to support low cost handset designs with minimal BOM cost. Our RF transceivers are fully qualified by the world’s leading handset brands and are sold as integrated or bundled technologies with our baseband platforms. We provide RF transceiver products for GSM/GPRS, GSM/GPRS/EDGE, WCMDA and TD-SCDMA devices.

Our 2G RF transceivers are designed for entry-level smartphones and feature phones and offer industry-leading low power design. Our 3G RF transceivers are designed for dual-mode 3G smartphones, feature phones and datacard applications. Our 3G WCDMA series offers multi-mode, multi-band (MMMB) architecture with support for full-featured penta-band world phones with full receive diversity. Both our 3G WCDMA and 3G TD-SCDMA products minimize component count without requiring off-chip RF surface acoustic wave filters for transmission, and provide fully integrated low-noise amplifiers in all receive bands and clock support, including peripherals.

Our Technologies

We have extensive experience in designing GSM/GPRS/EDGE, TD-SCDMA/HSPA, WCDMA/HSPA, TD-LTE and FDD-LTE baseband semiconductors and RF transceivers with integrated multimedia functionality and have developed expertise in the following areas:

•	Semiconductor Hardware Design. Integrating analog and digital circuits in a single semiconductor is inherently difficult due to noise interference and other problems. We have expertise in designing complicated mixed-signal and RF system-on-chip semiconductors using 0.18-micron, 0.152-micron, or 40-nanometer CMOS process technologies. Our single-chip baseband semiconductors incorporate a number of functional blocks, such as an ARM-based RISC processor, an analog and digital signal processor and power management unit. This enables us to utilize compact packages that take up less board space in our customers’ terminals, facilitating design efforts and lowering the total cost for those customers.
•	Wireless Software. We have expertise in developing wireless software for baseband processor solutions. We have developed protocol stack software for our GSM/GPRS/EDGE, TD-SCDMA/HSPA, WCDMA/HSPA and LTE baseband semiconductors, user interface software, file systems and device driver software, capabilities we believe are unique and help differentiate us from our competitors. A protocol stack is software that enables communication by wireless terminals. In addition, we have expertise in porting other third-party operating systems and applications to our open development platform. Also, we have developed certain application software for our baseband processor solutions, such as phonebook software and simulation tools.
•	Wireless Terminal Platform. We have expertise in developing wireless terminal platforms that combine voice, video and data, including advanced multimedia and mobile Internet functionality. In developing our platforms, we define the interfaces and software used by the baseband processor, establish the interoperability of peripherals incorporated into the wireless terminal to ensure optimized designs, and define the power budgets of the baseband semiconductor and the wireless terminal. We also develop and maintain roadmaps in various disciplines, including wireless communications standards, video compression techniques, wireless protocol development and wireless terminal multimedia. In addition, we have extensive multimedia design experience with TV-out, embedded digital camera controllers, digital audio standards, such as MP3, AAC and AAC+, digital video standards, such as Motion JPEG, MPEG4, and H.264.

Through our acquisition of Spreadtrum USA in January 2008 and internally developed expertise, we have RF technology in advanced CMOS for single-chip, multi-mode RF transceivers offering high performance with low power dissipation, a small footprint and a high level of integration for multiple markets. Our RF expertise has enabled us to generate chips covering GSM/GPRS/EDGE, WCDMA, TD-SCDMA and HSPA transmission standards. Combined with our baseband and software technology, we have unique technology expertise that ranges from the RF level to baseband and from physical layer software to protocol and applications.

Through our acquisition of MobilePeak in 2011, we have broadened the portfolio of worldwide wireless handset technologies that we support to include WCDMA/HSPA+, enabling us to make inroads into the WCDMA feature phone, smartphone and tablet markets, and to develop the next generation multi-mode FDD-LTE/WCDMA/TD-LTE/TD-SCDMA technologies over the next two years. In 2011, we also acquired Telegent to strengthen our patent portfolio in the area of mobile broadcast television.

Customers

Our customers include distributors, brand manufacturers, IDHs and ODMs. We currently sell our products directly or through distributors to brand manufacturers, IDHs and ODMs, many of whom are primarily located in China and Hong Kong. Our customers integrate our products into their wireless products. Brand manufacturers develop wireless terminals or desktop phones under their own brand name. IDHs design wireless terminals for brand manufacturers, and, in some cases, coordinate testing and assembly services of those wireless terminals for those brand manufacturers. ODMs provide end-to-end wireless terminal design and system integration services to their customers.

With respect to our sales to IDHs and ODMs, we ship our products to and receive payments directly from them and sometimes via our distributors. As a result, we do not always have the ability to confirm directly with brand manufacturers who purchase wireless terminals from our IDH and ODM customers that our baseband semiconductors are incorporated into the brand manufacturers’ wireless terminals. However, we believe that our IDH and ODM customers sell their wireless terminals that incorporate our baseband semiconductors to many of the leading PRC and overseas wireless terminal brands.

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	2009	2010	2011
	(in thousands)
Revenue distribution:
Hong Kong	$89,175,527	$310,317,223	$636,898,061
Mainland China, excluding Hong Kong	9,232,369	27,730,120	33,434,556
Others	6,661,794	8,291,399	3,923,273
Total net revenue	$105,069,690	$346,338,742	$674,255,890

In 2009, three customers each accounted for more than 10.0% of our revenue: 27.1%, 15.6% and 14.0%, respectively. In 2010, four customers each accounted for more than 10.0% of our revenue: 23.0%, 14.8%, 11.6% and 10.2%, respectively. In 2011, four customers each accounted for more than 10.0% of our revenue: 18.5%, 16.7%, 11.3% and 11.2%, respectively.

We do not have long-term purchase commitments from our customers and our sales are made primarily pursuant to standard individual purchase orders. We bill customers at the time the products are shipped to the customers, and we typically require payment within 30 to 60 days. We do not maintain product liability insurance against warranty claims, and a successful warranty or indemnification claim could require us to pay substantial damages.

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

The semiconductor industry generally is affected by seasonality. As we gain market share for our products, we expect to experience more seasonality. Our customers tend to increase their orders of our products (i) during the third quarter in anticipation of China’s National Day holiday, which takes place in early October, and (ii) during the fourth quarter in anticipation of the Chinese New Year holiday which generally takes place in late January or early February of the following year. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during that period. Because of our limited operating history, the above-described seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

For our wireless terminal brand manufacturer customers, the sales cycle typically takes from three to nine months depending on whether our customer begins with our reference design or our open platform. Customers that begin with our reference designs are able to develop their wireless terminal quicker and place an order in a shorter amount of time than a customer that begins with our open platform. A customer that begins with our open platform usually is designing a terminal that incorporates more features and functionality and, therefore, is required to invest greater engineering resources to complete and qualify the terminal design. Such a customer requires greater engineering support throughout the design and qualification cycle. Accordingly, the sales cycle for those customers is longer.

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

We engage in marketing activities, such as advertising in industry publications, participating in promotional activities with our brand manufacturer customers, attending trade shows, conferences and exhibitions and holding technical seminars. We believe that these activities have been instrumental in promoting our products and brand name among key industry participants.

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

We have outsourced all of our wafer production to foundries, most of which has been outsourced to TSMC, the world’s largest foundry and our primary foundry service provider since our inception. Our in-house engineering staff designs our products with standard cells from foundries or third-party library providers, and provides the designs to foundries for manufacturing. We periodically work with foundries to review pricing, capacity, cycle time and other terms, and we work closely with foundries in order to achieve high manufacturing yields during the wafer fabrication process, which is an important aspect of our cost-reduction efforts. However, we do not have a guaranteed level of production capacity with foundries. For further discussion of risks associated with TSMC, please see “Item 3.D — Risk Factors — Risks Related to Our Business — We depend on independent foundries to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships”, “Item 3.D — Risk Factors — Risks Related to Our Business — Our primary foundry and assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval” and “Item 3.D — Risk Factors — Risks Related to Our Business — We may experience lower than expected manufacturing yields or limitations in designing with new process technologies, which could adversely affect our business and operating results”.

Once our semiconductors have been manufactured, they are packaged and tested. We have developed our own automatic testing program for semiconductors and outsource all of our assembly and testing requirements to other sub-contractors. While we attempt to minimize the risks in capacity constraint, disaster recovery, and financial difficulties by commissioning most of our assembly and testing requirements to the two industry leaders in providing assembly and testing service, we cannot be certain that our business will not be affected by any of these risks. We use standard, readily available packages for all of our products.

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

We continue to proactively harvest inventions from our R&D activities and expand our patent portfolio. For example, we have seen continuous growth in the number of patents granted to us in China. Spreadtrum Shanghai was granted 10, 11, 20, 51 and 89 patents in China in 2007, 2008, 2009, 2010 and 2011, respectively. In 2011, we also acquired 80 patents and pending patent applications through our acquisition of Telegent and 101 patents and pending patent applications through our majority stake in MobilePeak.

As of March 31, 2012, we owned 277 patents and had 426 pending patent applications in China. In addition, as of March 31, 2012, we were the co-owner of 30 patents in China. We are also expanding our international patent portfolio. As of March 31, 2012, we owned 61 patents and had 50 pending patent applications in the United States and we owned 12 patents and had 12 pending patent applications in Europe.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including LTE, TD-SCDMA, HSDPA, HSUPA, WCDMA and GSM/GPRS/EDGE technologies, and RF transceivers.

Some of the components, materials and software used in our products are purchased or licensed from a single supplier. For example, we have incorporated digital signal processing cores licensed from CEVA Technologies Inc. and RISC processor cores licensed from ARM Ltd..

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

Competition

The baseband semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We currently sell a substantial portion of our products to brand manufacturers, IDHs and ODMs, directly or via distributors, and we primarily compete in China with baseband processor solutions providers, such as IMC, Leadcore, Marvell, MediaTek, ST-Ericsson, MStar and Coolsand. As we expand our business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom and Qualcomm.

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

We conduct our integrated circuit design in China through Spreadtrum Shanghai, which was accredited as an ICDE by the Shanghai Information Office in 2001 and has passed the annual review of such accreditation for 2006, 2007, 2008, 2009, 2010 and 2011, and therefore, is eligible for preferential tax treatment under PRC laws relating to ICDEs as briefly described below.

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

On March 16, 2007, the National People’s Congress approved and promulgated the CIT Law, which took effect beginning January 1, 2008. Under the CIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The CIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the CIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, tax rate of such companies may gradually adjust to the uniform tax rate within such transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the CIT Law, i.e., 2008. While the CIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies.

For the potential effects of the CIT Law on our preferential tax treatment, see “Risk Factors — Risks Related to Doing Business in China — If changes in the tax laws of the PRC reduce the tax benefits available to us or our subsidiaries, our results of operations could be adversely affected.”

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

On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of a overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for at least one year.

Similar with the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, SAFE may require the remedy and even impose administrative penalties that SAFE deems appropriate.

In addition, on March 28, 2005, the PRC Ministry of Finance and the State Administration of Taxation issued the Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. On September 30, 2006, the State Administration of Taxation issued the Supplemental Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

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

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, FIEs are subject to land use tax, levied on a yearly basis. Such regulations authorize provincial governments to enact local implementing rules. On November 12, 2007, the Shanghai government issued the Shanghai Rural Land Use Tax Implementation Rules, or the Shanghai Implementation Rules, which took effect since the tax year of 2007. According to the Shanghai Implementation Rules, the land use tax levied for the rural area of Shanghai is divided into six tiers, i.e., from RMB 1.5 per square meter per year to RMB 30.0 per square meter per year.

PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export Technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology which does not fall into the above two catalogues can be imported or exported upon the registration with competent commercial administration authority. Spreadtrum Shanghai has licensed, or transferred, certain of its technologies to us, or other third parties outside of China, which licenses or transfer would constitute technology export under PRC laws. In addition, Spreadtrum Shanghai has entered into license agreements with us, or other third parties outside of China, which license agreements would constitute the import of technology under PRC laws. Spreadtrum Shanghai may from time to time need to obtain the approval of, or complete the applicable registration with, the relevant PRC governmental authorities for its import and export of these technologies, and may be subject to certain risks.

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

C.  Organizational Structure

We are a holding company incorporated in the Cayman Islands. The chart below sets forth our primary subsidiaries including their jurisdictions and dates of incorporation or establishment, our ownership interest in each subsidiary or affiliate, and their principal activities as of date of this Annual Report:

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Spreadtrum Communications (Shanghai) Co., Ltd.	PRC July 18, 2001	100% (indirect)	Research and development, marketing, finance, sales and administrative activities
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.(1)	PRC March 30, 2005	37.9% (indirect)	Research and development and administrative activities
Spreadtrum Communications Technology (Shanghai) Co., Ltd., formerly Spreadtrum International Trading (Shanghai) Co., Ltd.	PRC November 16, 2005	100% (indirect)	Administrative and sales activities
Spreadtrum Hong Kong Limited	Hong Kong November 29, 2007	100% (direct)	Holding company
Spreadtrum International Limited	Hong Kong November 29, 2007	100% (direct)	Holding company
Spreadtrum Communications USA Inc., formerly Quorum Systems, Inc.	Delaware, USA March 4, 2003; became our subsidiary on January 15, 2008	100% (direct)	Research and development and administrative activities
Shanghai Han & Qin Investment Co. Ltd.	PRC September 5, 2008	100% (indirect)	Investment activities
Chengdu Chuanyue Electronics Co., Ltd.	PRC December 10, 2007; acquired 51.4% equity interest on March 19, 2012	51.4% (indirect)	Research and development activities

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Spreadtrum Communications (Tianjin) Co., Ltd.	PRC December 8, 2010	100% (indirect)	Research and development and administrative activities
Spreadtrum Communications (Chongqing) Co., Ltd.	PRC December 31, 2010	100% (indirect)	Research and development and administrative activities
Quorum Technology (H.K.) Limited	Hong Kong December 12, 2008	100% (direct)	Investment activities
SPRD LLC (successor to Spreadtrum Communications Corp.)	Delaware December 22, 2008	100% (indirect)	Administrative activities
MobilePeak Holdings, Ltd.	Cayman Islands January 12, 2005; became our majority-owned subsidiary on September 30, 2011	86.9% (direct)	Holding company
MobilePeak Systems, Inc.	Delaware February 11, 2005; became our majority-owned subsidiary on September 30, 2011	86.9% (indirect)	Research and development activities
Shanghai MobilePeak Semiconductor Co., Ltd.	PRC November 9, 2005; became our majority-owned subsidiary on September 30, 2011	86.9% (indirect)	Research and development, marketing, finance, sales and administrative activities
Telegent Systems, Inc.	Cayman Islands April 29, 2004; became our subsidiary on August 2, 2011	100% (direct)	Research and development activities

(1)	Spreadtrum Beijing was established as a variable interest entity in March 2005 for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies (See note 1 to the Consolidated Financial Statements for details). We have been the primary beneficiary and consolidated the financial statements of Spreadtrum Beijing since Spreadtrum Beijing’s inception. Spreadtrum Shanghai plans to acquire all the equity interests held by the nominee shareholders of Spreadtrum Beijing and to convert Spreadtrum Beijing into its wholly-owned subsidiary. We expect the transaction to be completed in 2012.

Note 1:	100% owned by Spreadtrum Communications, Inc.
Note 2:	100% owned by Spreadtrum Communications USA Inc.
Note 3:	100% owned by Spreadtrum Hong Kong Limited.
Note 4:	100% owned by Spreadtrum International Limited.
Note 5:	37.9% owned by Spreadtrum Communications (Shanghai) Co., Ltd. and 62.1% owned by 3 PRC nationals. 100% of Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd. is consolidated into Spreadtrum Communications, Inc.
Note 6:	100% owned by Spreadtrum Communications Technology (Shanghai) Co., Ltd.
Note 7:	Shanghai Han & Qin Investment Co., Ltd. has transferred all of its shares to Suzhou Siyuantong Technologies Co., Ltd. We are currently in the process of completing requisite legal procedures relating to the transfer of our equity ownership to the third party. (The equity ownership in Xi’an Chuang Xin was not included in this Annual Report.)
Note 8:	24% owned by Spreadtrum Communications (Shanghai) Co., Ltd.
Note 9:	100% owned by Spreadtrum Communications (Shanghai) Co., Ltd.
Note 10:	86.9% owned by Spreadtrum Communications, Inc.
Note 11:	51.4% owned by Spreadtrum Communications (Shanghai) Co., Ltd.
Note 12:	100% owned by MobilePeak Holdings, Ltd.

D.  Property, Plants and Equipment

Our principal offices are located on premises comprising approximately 12,814 square meters in Shanghai, China. On December 26, 2006, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, entered into a contract to purchase the office building where our principal offices are located. We have obtained the related ownership certificate for the office building where our principal offices are located. We own 47 residential units next to our principal offices. We also have leased offices in Shanghai, Beijing, Shenzhen, Chongqing and Tianjin, China; Suwon, Republic of Korea; San Diego, California, United States of America; Gurgaon, India; and Taipei, Taiwan.

On January 31, 2007, Spreadtrum Shanghai entered into a contract to purchase the land use rights to a parcel of undeveloped land of approximately 23,000 square meters and adjacent to our principal offices. We paid a deposit under such contract equal to the aggregate purchase price of $6.8 million for the land use rights. In December 2009, Spreadtrum Shanghai entered into a joint venture agreement with three other parties to form a joint venture, Zhanxiang, for the purpose of developing the land. The registered capital of Zhanxiang is $28.3 million and Spreadtrum Shanghai would inject capital of $6.8 million. In the same month, Spreadtrum Shanghai injected $0.3 million in cash into Zhanxiang. Under a series of agreements entered into by Spreadtrum Shanghai with other investors of Zhanxiang in 2009, Spreadtrum Shanghai agreed to exchange, in substance, the deposit it had paid for the land use rights as its capital contribution into Zhanxiang.In February 2010, Spreadtrum Shanghai received a refund of its deposit for the land use rights of $6.8 million. Thereafter, Spreadtrum Shanghai injected approximately $6.5 million into Zhanxiang to complete the capital contribution for its 24% equity interest in Zhanxiang (See note 9 to the Consolidated Financial Statements for details).

We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
Spreadtrum Center, Building 1 Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Own	12,814	Administration; research and development; sales.
15th Floor B, Building No.1 Minrun Industry Community 1388 Yishan Road Xuhui District Shanghai 200233 China	Lease	1,000	Research and development.
B701, B709, C701, C702, C703, C705, 7th Floor B Building 1 12 Yumin Road Chaoyang District Beijing 100029 China	Lease	1,479	Administration; research and development; sales; government relations.
B702, 7th Floor China International Hi-tech Convention and Exhibition Center 12 Yumin Road Chaoyang District Beijing 100029 China	Lease	165	Administration; research and development; sales; government relations.
101, 1F, Beida Jade Bird Building, South Area Hi- Tech Industrial Park, Shenzhen 518057, China	Lease	450	Research and development; customer support.

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
401, 402A, 4F, Beida Jade Bird Building, South Area Hi-Tech Industrial Park, Shenzhen 518057, China	Lease	867	Research and development; customer support.
7th Floor, IBIS building, 1132-12, Ingye-dong Paldal-gu, Suwon, Korea (ZIP: 442-835)	Lease	100	Liaison office.
2-3-301, 2-3-302, 2-3-401, 2-3-402, 2-3-501, 2-3-502, Ronghe Plaza, 168 West 4 Road, Konggang Economic Zone, Tianjin China	Lease	5,430	Administration; research and development.
5960 Cornerstone Court, Suite 200 San Diego, California 92121 United States of America	Lease	1301	Administration; research and development.
12 F, No.183, Sec.2, Tiding Blvd, Neihu District, Taipei City, Taiwan	Lease	223	Liaison office.
Unit No. 702 Vatika City Point Mehrauli – Gurgaon Road Gurgaon, India – 122002	Lease	2976	Research and development; customer support.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Annual Report on Form 20-F. The discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.  Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. Our solutions combine our highly integrated power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling our customers to achieve faster design cycles with a lower development cost. We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA, WCDMA, HSPA+ and LTE as well as a wide array of multimedia capabilities. Our customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.

Revenue

Since we began to ship our baseband semiconductors in volume in the third quarter of 2005, revenue from our baseband semiconductors has increased substantially, both in absolute dollar terms and as a percentage of total revenue. In 2009, our sales volume of baseband semiconductors increased 10.9% from the prior year. As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Revenue from our RF transceivers has increased significantly, both in absolute dollar terms and as a percentage of total revenue. Starting from 2009, we have primarily been generating our revenues from sales of Bundle Semiconductors, which include baseband semiconductors and RF transceivers sold together. In 2010, our sales volume of 2.5G/2G and 3G Bundle Semiconductors increased by 253.6% and 907.5% from 2009, respectively. In 2011, our sales volume of 2.5G/2G and 3G Bundle Semiconductors increased by 118.6% and 169.9% from 2010, respectively.

Cost of Revenue

Our cost of revenue primarily consists of costs associated with the outsourcing of the manufacturing of our products, including the fabrication, assembly and testing of our semiconductors, royalty expenses, sales rebates (in the form of free products), shipping and handling costs relating to inventory purchase, the salary and other related compensation costs attributable to operations and procurement, personnel, warranties, and the procurement of third-party components and other materials that are bundled into our products. Our relationships with third-party foundry and assembly and testing companies do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs related to wafer fabrication, assembly and testing are susceptible to changes based on conditions in the global semiconductor market and available capacity. Our cost of revenue also includes share-based compensation expense and inventory write-down. We also released certain amount of inventory write-down in cost of revenue (See “Item 5.A Operating and Financial Review and Prospects — Revenue Recognition and Valuation of Inventories and Deferred Costs”).

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general and administrative expenses, each of which includes share-based compensation expenses and include impairment loss of long-lived assets.

Research and Development Expenses

Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, expenses associated with prototype masks, lease payments associated with space allocated to research and development personnel, travel expenses, fees for engineering and field testing services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and share-based compensation expense. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities and a telecom operator. For the years ended December 31, 2009, 2010 and 2011, $1.5 million, $5.0 million and $2.9 million were recorded as offsets to research and development expenses incurred, respectively. As of December 31, 2009, 2010 and 2011, we had total unearned subsidies of $2.6 million, $7.2 million and $24.2 million, respectively, since the requirements for those specific research and development projects had not been fulfilled. We expect to meet all these requirements in later periods before the deadlines set by the government. In addition to the government subsidies, we recognized $10.3 million subsidy as a reduction of research and development expenses, related to a subsidy program sponsored by a telecom operator for the promotion of TD-SCDMA products, the details of which are explained below. There can be no assurances that we will receive any subsidies in the future. We expect that our total research and development expenses will increase as we continue to develop new baseband or other semiconductors.

In the second quarter of 2009, Spreadtrum Shanghai entered into two multi-party contracts with a telecom operator to participate in the subsidy program sponsored by the telecom operator for the promotion of TD-SCDMA products. According to the contracts, the telecom operator agreed to contribute certain research and development funds to Spreadtrum Shanghai to subsidize its research and development of TD-SCDMA products if Spreadtrum Shanghai were to achieve certain milestones and targets. If Spreadtrum Shanghai were to fail to achieve such milestones and targets, Spreadtrum Shanghai would be required to return all research and development funds received and, in addition, be subject to penalties equal to a portion of the funds received.

As of December 31, 2009, Spreadtrum Shanghai has received an aggregate of RMB39.2 million (approximately $5.7 million), representing RMB19.6 million (approximately $2.9 million) for each of the two contracts, from the telecom operator, which funds were included in accrued expenses and other liabilities. Spreadtrum Shanghai did not receive any such funds in 2010. As of December 31, 2010, Spreadtrum Shanghai had substantially fulfilled major milestones and passed critical performance tests which were required under one of the contracts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB19.6 million (approximately $2.9 million) as a reduction of research and development expenses in 2010.

In 2011, Spreadtrum Shanghai received from the telecom operator an additional amount of RMB49.0 million (approximately $7.4 million) in the aggregate, representing RMB24.5 million (approximately $3.7 million) for each of the two contracts. As of December 31, 2011, Spreadtrum Shanghai had substantially fulfilled all major milestones and passed critical performance tests required under both contracts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB68.6 million, including RMB19.6 million carried forward from 2010 and RMB49.0 million received in 2011, (approximately $10.3 million, including $2.9 million carried forward from 2010 and $7.4 million received in 2011) as a reduction of research and development expenses in 2011.

Selling, General and Administrative Expenses

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

Share-based Compensation Expense

In accordance with the provisions of Accounting Standards Codification 718 Compensation — Stock Compensation, or ASC 718, we record share-based compensation expense for options issued to employees based on the fair value of the options as estimated on the date of grant using the Black-Scholes-Merton option pricing model. For grants to our employees with a service condition, we amortize share-based compensation expense over the corresponding vesting periods, which are generally four years. We account for restricted share units (RSUs) in accordance with ASC 718, and record the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period and when the performance condition, if included by the grant, is probable.

We recorded share-based compensation expense of $9.7 million, $10.3 million and $16.4 million in 2009, 2010 and 2011, respectively. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue. As of December 31, 2011, we had $62.5 million of unrecognized deferred share-based compensation expense.

Taxation

Cayman Islands Tax

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Tax

Corporate Income Tax. On January 1, 2008, the CIT Law in China took effect. The CIT Law applies a uniform 25% corporate income tax rate to both FIEs and domestic companies. Under the prior tax regime, FIEs were generally entitled to various preferential tax treatment which led to their effective income tax rate being significantly lower than the otherwise applicable total tax rate of 33%, the sum of a 30% national tax rate and a 3% local tax rate. The CIT Law provides a five-year transition period from its effective date for those companies which were established before the promulgation date of the CIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Under the CIT Law, preferential income tax rate of 15% will continue to be granted to companies that qualify as “new and high technology companies strongly supported by the state”. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives, or Circular 39. Based on Circular 39, certain specifically listed categories of companies which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlap with preferential policies provided by the CIT Law, a company may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Also the policy cannot be changed once determined.

Before 2008, foreign-invested Integrated Circuit, or IC, design companies were entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified foreign-invested IC design company, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as a “new and high technology companies strongly supported by the state” from the relevant tax authorities in December 2008. Since the CIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate will increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22%, and 24%, respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15% preferential tax rate after the transition period expires in 2011 if it continually qualifies as “new and high technology companies strongly supported by the state,” or NHTE qualification. In 2011, Spreadtrum Shanghai has completed the renewal of such NHTE qualification for the succeeding three years from 2011 to 2013.

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

Spreadtrum Tianjin was established in Tianjin Airport Economic Zone in 2010 and was subject to PRC income tax at a rate of 25% in 2010. In 2011, Spreadtrum Tianjin was qualified as an IC design company and thus was entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As of December 31, 2011, Spreadtrum Tianjin was in accumulative tax loss situation.

MobilePeak Shanghai was a wholly-owned subsidiary of MobilePeak, of which we held a majority stake. MobilePeak Shanghai was a qualified IC design company and was entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As of December 31, 2011, MobilePeak Shanghai was in accumulative tax loss situation.

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

Variable Interest Entity

Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 under the names of three PRC nationals who are family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including an agreement for the use of trademarks of Spreadtrum, and a research and development agreement, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management is the legal representative of Spreadtrum Beijing, we have the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a VIE and we are the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception.

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

In June 2009, the FASB issued FAS 167: Amendments to FASB Interpretation No. 46(R), codified primarily in the Consolidation Topic of the FASB ASC 810. This guidance modifies the method for determining whether an entity is a VIE as well as the methods permitted for determining the primary beneficiary of a VIE. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a VIE and enhanced disclosures related to a company’s involvement with a VIE. We adopted this guidance on January 1, 2010. In accordance with the new guidance, we are deemed to have a controlling financial interest and are the primary beneficiary of Spreadtrum Beijing, our VIE, as we have both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we continued to consolidate the same VIE that was consolidated prior to January 1, 2010 and the adoption did not have any impact on our consolidated financial statements.

Spreadtrum Shanghai plans to acquire all the equity interests held by the nominee shareholders of Spreadtrum Beijing and convert Spreadtrum Beijing into its wholly-owned subsidiary. We expect the transaction to be completed in 2012.

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

We recognize revenue from sales of products, including primarily baseband semiconductors and radio frequency transceivers, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, we (i) enter into a master agreement with our customers, which specifies general terms and conditions, or (ii) obtain purchase orders, which specify the key terms of individual orders, such as quantity and price. For our arrangements that do not include rights of return, price protection or other similar privileges (refer to the acceptance provisions as discussed in the following paragraph), we record revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

Certain contracts have specified acceptance provisions and for such contracts we defer the revenue recognition until the acceptance is obtained. In the event that neither acceptance note nor denial note is received, revenue and cost of revenue are recognized when the contractual quality inspection period expires. Any payments received prior to revenue recognition are recorded as advance from customers. We grant rebates to certain customers depending on the volume of business the customers bring in. The rebates granted are either goods rebates or cash rebates. Goods rebates are “free” products offered to customers and are recorded as cost of revenue when revenue is recognized. Cash rebates are recorded as reduction of revenue when granted to customers and when revenue is recognized.

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

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. Consistent with the requirements of ASC 350-20-35, the fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. There was no impairment loss on goodwill recognized for the years ended December 31, 2009, 2010 and 2011.

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

We will continue to closely monitor the 2012 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

Prior to performing the goodwill impairment testing process for a reporting unit under U.S. GAAP, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for impairment under guidance of “Accounting for the Impairment or Disposal of Long-Lived Assets”. Assets governed by U.S. GAAP require a recoverability test for impairment whereby the gross undiscounted cash flows are determined specific to the asset. For non-goodwill related intangible assets with indefinite lives, a fair value determination is made. If the carrying value of the asset exceeds the fair value, then impairment occurs. Any impairment on these assets is recorded first to provide the appropriate carrying value for the goodwill impairment calculation.

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

In 2010, we recorded $4.5 million impairment loss on acquired intangible assets that became obsolete in connection with rapid technology advancement and evolvement. No impairment was recognized for the years ended December 31, 2009 and 2011. In 2012, if actual future demand or market conditions are less favorable than those projected by our management, additional impairments on long-lived assets and write-downs may be required.

Valuation of Inventories and Deferred Costs

Our inventories, which include raw materials, work in progress and finished goods, and deferred costs, are stated at the lower of cost or net realizable value. Cost is comprised of direct material and, where applicable, direct labor costs and overhead incurred in bringing the inventories to their present location and condition. We estimate excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

Our balances for deferred costs and advances from customers result from the terms of our quality inspection arrangements with customer acceptance provision, which provide customers with a quality inspection period. Pursuant to the terms of such arrangements, we deliver our products and receive payments from customers; however, we do not recognize revenue until the earlier of the customer’s acceptance of the products or the expiration of the quality inspection period (without a prior rejection of the products by the customer). In the fourth quarter of 2011, we began gradually decreasing the use of our customer acceptance program on new orders since the consistent high quality of our products has helped to firmly establish customer confidence. As a result, our balances for deferred costs as of the end of 2011 only increased by approximately $5.1 million, or 8.6%, from the end of 2010, while our revenue in 2011 nearly doubled that of 2010. Decreasing the use of our customer acceptance program on new orders from the fourth quarter of 2011 also contributed to a decrease in advances from customers as of December 31, 2011 as compared to December 31, 2010.

As of December 31, 2011, the balance of inventory written-down was $4.0 million. We are able to release certain inventory write-downs together with the corresponding inventories only when we subsequently discard the products with nominal proceeds or sell them with certain proceeds in the event that market demand arises. In connection with sales of the previously written-down inventories, we recognized increased gross profit in an amount of $14,320, $5,143,448 and $4,478,552 for the years ended December 31, 2009, 2010 and 2011, respectively, with contribution to gross profit of 0.01%, 1.5% and 0.7%, respectively (see note 4 of our Consolidated Financial Statements for details).

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

Long-term Investments

We continually review our long-term investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in this determination are the length of time that the fair value of the investment is below its carrying value and the financial condition, operating performance and near-term prospects of the investee. In addition, we consider the reasons for the decline in fair value, general market conditions, industry-specific or investee-specific reasons, analysts’ ratings and estimates of 12-month share price targets for the investee changes in stock market price or valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. No impairment losses were recorded in the years ended December 31, 2009, 2010 and 2011.

Business Combinations and Non-controlling Interests

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

When we obtain control over an entity by acquiring an additional interest in that entity, our previously held equity interest is remeasured to fair value at the date the control is obtained. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the consolidated statement of operations. Subsequent changes in the equity interest of a subsidiary while we retain our controlling interests are accounted for as equity transactions.

Following the adoption of ASC810 (formerly referred to as SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”), non-controlling interests were presented as a separate line item in equity.

Government subsidies

Government subsidies related to expense items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets. Government subsidies are originally recorded as liabilities when received and then are recognized as reduction of expense or asset when we have complied with the conditions attached to the subsidies and collection of payment is probable.

Contingencies

We account for loss contingencies under the provisions of ASC 450-20 with the required disclosures as described in note 22 to our Consolidated Financial Statements included in this annual report on Form 20-F. We record loss contingencies when, based on information available, it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We have accrued RMB5.6 million in “Accrued expenses and other liabilities” in the consolidated balance sheets as of December 31, 2011. When a loss contingency is reasonably possible but not probable, we make disclosure of the contingent loss, which indicates the nature of the contingency and gives an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Inflation could affect our business in the future by, among other things, increasing the costs of labor, raw materials and bank borrowings. If our costs were to become subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases.

Foreign Currency Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk —  Foreign Exchange Risk” for information regarding the impact of foreign currency fluctuations on the company.

Government Policies

For information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see “Item 3.D Risk Factors — Risks Related to Doing Business in China,” “Item 4.B Information on the Company — Business Overview — Regulation,” “Item 5.A Operating and Financial Review and Prospects — Taxation — PRC Tax” and “Item 10.E Additional Information — Taxation.”

Results of Operations

The following table sets forth a summary of our consolidated statements of operations. Our business has evolved rapidly since we commenced operations in 2001. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Selected Consolidated Statement of Operations Data:
Revenue	$105,070	$346,338	$674,256
Cost of revenue(1)	66,876	193,873	393,624
Gross profit	38,194	152,465	280,632
Operating expenses:(1)
Research and development	37,039	58,687	117,302
Selling, general and administrative	20,539	20,188	26,958
Impairment loss of long-lived assets	—	4,486	—
Total operating expenses	57,578	83,361	144,260
Income (loss) from operations	(19,384)	69,104	136,372
Other income, net	1,114	6,335	13,928
Income tax expense	1,024	8,130	15,092
Equity in loss of affiliates	(22)	(115)	(1,185)
Net income (loss)	$(19,316)	$67,194	$134,023
Net loss attributable to non-controlling interest	—	—	432
Net income (loss) attributable to Spreadtrum Communications, Inc.	$(19,316)	$67,194	$134,455

Note: (1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cost of revenue	$278	$437	$561
Research and development	2,871	5,718	11,681
Selling, general and administrative	6,550	4,131	4,151
Total	$9,699	$10,286	$16,393

The following table sets forth a summary of our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
	(in percentage)
Revenue	100.0%	100%	100%
Cost of revenue(1)	63.6%	56.0%	58.4%
Gross profit	36.4%	44.0%	41.6%
Operating expenses:(1)
Research and development	35.3%	16.9%	17.4%
Selling, general and administrative	19.5%	5.8%	4.0%
Impairment loss of long-lived assets	—	1.3%	—
Total operating expenses	54.8%	24.0%	21.4%
Income (loss) from operations	(18.4)%	20.0%	20.2%
Other income, net	1.0%	1.7%	2.0%
Income taxes expense	1.0%	2.3%	2.2%
Equity in loss of affiliates	—	—	(0.2)%
Net income (loss)	(18.4)%	19.4%	19.8%
Net loss attributable to non-controlling interest	—	—	0.1%
Net income (loss) attributable to Spreadtrum Communications, Inc.	(18.4)%	19.4%	19.9%

Note: (1) Share-based compensation is included in cost of revenue and operating expenses.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenue.  Our revenue increased by 94.7% to $674.3 million in 2011 from $346.3 million in 2010. The increase in revenue was due to the increase in sales volume of Bundle Semiconductors, including 2G/2.5G and 3G Bundle Semiconductors, partially offset by decrease in average selling price. In 2011, 97.4% of our revenue was generated from the sale of Bundle Semiconductors while only 2.6% was generated from the sale of RF transceivers and baseband semiconductors. In 2011, sales volume of our 2G/2.5G and 3G Bundle Semiconductors increased by 118.6% and 169.9% from 2010, respectively. The increase in sales volume of our 2G/2.5G was primarily due to the expansion in our 2G/2.5G product portfolio in 2011. The increase in sales volume of our 3G Bundle Semiconductor was primarily due to: 1) our 40 nanometer platform introduced in 2011 which delivers superior quality and has helped us secure new design wins with global and domestic tier-1 OEMs, leading us to achieve more than fifty percent market share of the TD-SCDMA market in China; and 2) the growth of China’s domestic TD-SCDMA market from approximately 20.7 million subscribers as of December 31, 2010 to approximately 51.2 million subscribers as of December 31, 2011 which resulted in a significant increase in our shipments of the TD-SCDMA baseband and RF bundle chipset. In 2011, the average selling price of our 2G/2.5G and 3G Bundle Semiconductors decreased by 17.2% and 27.7%, respectively, as a result of fierce competition from existing competitors and new market entrants. In 2011, revenue from both MobilePeak and Telegent was immaterial to us.

Cost of Revenue.  Our cost of revenue increased by 103.0% to $393.6 million in 2011 from $193.9 million in 2010. The increase was primarily attributable to the significant increase in our sales volume which led to an increase in our semiconductor production cost, sales rebates, royalties and other expenses, partially offset by a decrease in unit semiconductor production cost as a result of reduced average purchase price in connection with our increased purchase volume. The amount of inventory write-down was $3.7 million, an increase of $1.8 million from $1.9 million in 2010.

Gross Profit.  As a result of the foregoing, our gross profit increased by 84.1% to $280.6 million in 2011 from $152.5 million in 2010, and our gross margin decreased to 41.6% in 2011 as compared to 44.0% in 2010.

Operating Expenses.  Our operating expenses increased by 73.1% to $144.3 million in 2011 from $83.4 million in 2010, primarily due to an overall increase in our research and development expenses and the majority acquisition of MobilePeak completed on September 30, 2011. Our research and development expenses increased by 99.9% to $117.3 million in 2011 from $58.7 million in 2010 due to our continued investment in research and development to support product portfolio expansion into smartphones, WCDMA and LTE products. The increase was primarily due to an increase in employee compensation of $29.5 million, an increase in engineering expenses related to the development of new products of $16.3 million, an increase in depreciation and amortization expenses of $9.3 million and an increase in stock-based compensation of $5.9 million, partially offset by an increase in recognized subsidies from government and other party in the amount of $5.9 million. Our selling, general and administrative expenses increased by 33.5% to $27.0 million in 2011 from $20.2 million in 2010, primarily due to an increase in travel expenses, marketing and sales promotion expenses of $2.0 million, an increase in professional service fees of $1.8 million due to our business expansion and the acquisition of MobilePeak and Telegent and a non-recurring consulting fee related to the acquisition of MobilePeak.

Impairment Loss of Long-lived Assets.  We assessed that a technology had become obsolete and the remaining carrying amount of $4.5 million was fully impaired in 2010. Accordingly, we recorded a $4.5 million impairment loss on intangible assets during 2010. There were no impairment charges recognized in 2009 and 2011.

Income From Operations.  As a result of the factors mentioned above, we recorded income from operations of $136.4 million in 2011, as compared in income from operations of $69.1 million in 2010.

Other Income, net.  We recorded other income of $13.9 million in 2011 as compared to other income of $6.3 million in 2010. Our other income primarily consisted of exchange gains and interest income, net of interest expenses. Our interest income increased from $3.6 million to $6.3 million, as a result of investing a higher balance of cash and increase in bank deposits saving rate. Our interest expenses are presented net of the government subsidies we received, which amounted to $1.5 million in 2010. Our interest expenses increased from $1.1 million to $3.9 million as we had a higher balance of bank borrowings and did not receive any government subsidies to offset our interest expenses in 2011. Our exchange gains increased from $3.8 million to $10.0 million, as a result of RMB appreciation against US dollar. Other income also included a $1.4 million gain arising from the deemed disposal of interests previously held in MobilePeak under step acquisition accounting.

Income Tax Expense.  We recorded income tax expense of $15.1 million in 2011 as compared to an income tax expense of $8.1 million in 2010. The change mainly resulted in our higher pre-tax income, offset by the release of $2.0 million in uncertain tax positions after our clarification with the relevant tax bureau. The change in effective tax rate from 10.8% in 2010 to 10.0% in 2011 was mainly due to the release of the aforementioned uncertain tax positions. We expect the effective tax rate to increase in the future as the statutory income tax rate for Spreadtrum Shanghai, our primary operating subsidiary located in PRC, will increase from 12% in 2011 to 15% in 2012 and future years.

Net Income.  As a result of factors mentioned above, we reported net income of $134.5 million in 2011 as compared to net income of $67.2 million in 2010.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenue.  Our revenue increased by 229.6% to $346.3 million in 2010 from $105.1 million in 2009. The increase in revenue was due to a significant increase in sales of Bundle Semiconductors, including 2G/2.5G and 3G Bundle Semiconductors, partially offset by a decrease in average selling price.

In 2010, 97% of our revenue was generated from the sale of Bundle Semiconductors while only 3% was generated from the sale of RF transceivers and baseband semiconductors. In 2010, sales volume of our 2G/2.5G and 3G Bundle Semiconductors increased by 253.6% and 907.5% from 2009, respectively. The increase in sales volume of our 2G/2.5G Bundle Semiconductors was primarily due to: (1) the successful launch of our innovative SC6600L2/L7 series baseband chipsets, which are bundled with our RF transceivers and allow multiple SIM cards to run simultaneously on standby mode with one set of baseband and RF transceiver Bundle Semiconductor; and (2) the adoption of our 2G/2.5G products by more handset device manufacturers, IDHs and ODMs, significantly increasing market demand for our products. The increase in sales volume of our 3G Bundle Semiconductors was primarily due to: (1) the growth of China’s domestic TD-SCDMA market from approximately 2.4 million as of December 31, 2009 to approximately 20.7 million as of December 31, 2010 resulting in a significant increase in our shipments of the TD-SCDMA baseband and RF bundle chipset; and (2) the adoption of our TD-SCDMA solution and increased usage of our 3G Bundle Semiconductor chips by handset manufacturers, IDHs and ODMs.

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

Other Income, net.  We recorded other income of $6.3 million in 2010 as compared to other income of $1.1 million in 2009. Our other income primarily consisted of exchange gains and interest income, net of interest expenses. Our interest expenses are presented net of the government subsidies we received, which amounted to $0.7 million and $1.5 million, respectively, in 2009 and 2010. Our exchange gains increased from $0.7 million to $3.8 million, as a result of RMB appreciation against the US dollar. Our interest income increased from $1.6 million to $3.6 million, as a result of investing a higher balance of cash and increase in bank deposits saving rate. Our interest expense, net of reimbursement from local government for bank loan interest incurred, remained stable.

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

B.  Liquidity and Capital Resources

Prior to June 27, 2007, the date of our initial public offering, we have financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We have also received government subsidies in the form of interest reimbursement of bank loans and grants to fund our research and development projects. At the initial public offering, we obtained net proceeds of $100.2 million through the issuance of ADSs, with each ADS representing three ordinary shares. As of December 31, 2011, the total balance of cash and cash equivalents, short-term deposit with maturity dates over three months but less than one year and restricted cash which is pledged for our short-term bank loans amounted to $335.6 million.

As of December 31, 2011, we had short-term bank borrowings, including current portion of long-term bank borrowings, of approximately $111.6 million. The current portion of long-term bank borrowing represents a long-term unsecured loan from a Chinese bank in the amount of RMB300 million (approximately $47.6 million) borrowed by Spreadtrum Shanghai in April 2009. The loan is for a term of three years and bears interest at 5.40% per annum initially which will be reset annually at the then benchmark applicable rate as set by the People’s Bank of China. As of December 31, 2011, the applicable interest rate was 6.65% per annum. The local government has agreed to reimburse a portion of the interest expense on the bank loan. In 2009 and 2010, we received $0.7 million and $1.5 million, respectively, from the local government as a reimbursement of the bank loan interests incurred, which was recorded as reduction of interest expenses. In 2011, we did not receive from the government such reimbursement of bank loan interest. We plan to repay the long-term bank borrowing in April 2012 upon expiry. In 2011, we acquired short-term bank borrowings of approximately $64.0 million. These short-term bank borrowings as of December 31, 2011 bore average interest rates of 2.84% and were secured by our term deposits, which were recorded as restricted cash, of approximately $69.9 million.

As of December 31, 2010 and December 31, 2011, $189.7 million out of a total of $206.5 million and $226.6 million out of a total of $265.7 million, respectively, of cash and cash equivalents and short-term deposits were held by our China subsidiaries. If these funds are needed for our operations outside of China, we would be required to accrue and pay China taxes to repatriate these funds. However, our intent is to permanently reinvest these funds in China and our current plans do not demonstrate a need to repatriate them to fund operations outside of China.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by operating activities	$19,723	$166,185	$122,354
Net cash used in investing activities	(82,740)	(129,584)	(35,077)
Net cash provided by financing activities	43,027	4,576	21,703
Effect of exchange rate change	37	2,200	3,049
Net increase (decrease) in cash and cash equivalents	(19,953)	43,377	112,029
Cash and cash equivalents at beginning of period	57,762	37,809	81,186
Cash and cash equivalents at end of period	$37,809	$81,186	$193,215

Operating activities

Net cash provided by operating activities for the year ended December 31, 2011 was $122.4 million. Our cash provided by operating activities were mainly derived from our sales of Bundle Semiconductors and our cash used in operating activities mainly include payments to suppliers, employee related expenses, royalties and R&D related activities. Net cash provided by operating activities in 2011 was primarily derived from our net income of $134.0 million, adjusted for non-cash inventory write-down of $3.7 million, depreciation and amortization of $20.0 million and share-based compensation of $16.4 million, and was further adjusted by (i) an increase in accrued expenses and other liabilities of $12.5 million, (ii) an increase in tax payable of $5.9 million, partially offset by (i) a decrease in accounts payable of $31.9 million, (ii) an increase in inventories of $20.4 million and (iii) a decrease in advance from customers of $15.5 million. The increase in inventories, accrued expenses and other liabilities and tax payable are in line with the expansion of our business and increase in pre-tax income. The decrease in accounts payable was primarily due to our improved process for inventory ordering and management. The decrease in advance from customer was primarily due to a decrease in the use of our customer acceptance program on new orders starting in the fourth quarter 2011 due to the consistent high quality of our products which has helped to firmly establish customer confidence.

Net cash provided by operating activities for the year ended December 31, 2010 was $166.2 million, which is primarily derived from our net income of $67.2 million, adjusted for non-cash inventory write-down of $1.9 million, depreciation and amortization of $10.5 million and share-based compensation of $10.3 million, and was further adjusted by an (i) increase in advance from customers of $88.0 million, (ii) increase in accounts payable of $73.3 million, (iii) increase in accrued expenses and other liabilities of $21.5 million; and (iv) increase in tax payable of $10.0 million, partially offset by an (i) increase in inventories of $108.7 million, and (ii) increase in prepayment, other receivables and other current assets of $13.5 million. The increase in advance from customers, accounts payable, accrued expenses and other liabilities and tax payable, and increase in inventories, prepayment, other receivables and other current assets are in line with the expansion of our business and increase of our revenue and cost of revenue in 2010.

Net cash provided by operating activities for the year ended December 31, 2009 was $19.7 million, which was primarily attributable to a $14.4 million increase in advances from customers, $9.7 million share-based compensation, $7.9 million depreciation and amortization and $7.2 million accrued expenses and other liabilities.

Investing activities

Net cash used in investing activities was $35.1 million in 2011, consisting primarily of (i) an increase in restricted cash of $48.4 million, (ii) the acquisition of MobilePeak and Telegent, net of cash acquired, of US$47.8 million, (iii) acquisition of intangible assets of $24.5 million, (iv) acquisition of property and equipment of $17.3 million, (v) acquisition of equity investment of $3.1 million and (v) payment for the right to use certain equipments of $3.0 million, partially offset by decrease in term deposit of $109.2 million.

Net cash used in investing activities was $129.6 million in 2010, consisting primarily of (i) an increase in term deposit of $104.2 million, (ii) an increase in restricted cash of $8.0 million, (iii) the acquisition of intangible asset of $9.9 million, (iv) acquisition of equity investment of $9.3 million, and (v) acquisition of property and equipment of $5.7 million, partially offset by the refund of a deposit for land use rights (recorded under other long-term assets) in the amount of $6.8 million.

Net cash used in investing activities was $82.7 million in 2009, primarily due to $59.2 million changes in term deposit, $11.5 million increase in restricted cash, $4.0 million acquisition of property and equipment, and $7.7 million acquisition of intangible assets and goodwill.

Financing activities

Net cash provided by financing activities in 2011 was $21.7 million, consisting primarily of (i) borrowings from banks of $64.0 million and (ii) proceeds from issuance of shares upon exercise of employee stock options of $2.5 million, offset by (i) cash used for share repurchases of $40.1 million and (ii) cash dividend paid of $4.7 million.

Net cash provided by financing activities in 2010 was the proceeds from issuance of shares upon exercise of employee stock options of $4.6 million.

Net cash provided by financing activities amounted to $43.0 million in 2009, primarily due to the borrowings from debt of $43.9 million we received in April 2009, partially offset by repayment of debts which were borrowed in prior years.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the timing and size of our new office building, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. In the next 12 months or in the long term, if our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

Our capital expenditures amounted to $9.7 million, $15.6 million and $44.8 million in 2009, 2010 and 2011, respectively. Our capital expenditures consisted principally of purchases of software and licensed technologies, development tools, computer equipment, field test equipment, lab equipment, test vehicles, other items related to our product development activities, office building, leasehold improvements and office furniture and equipment.

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

Recent Accounting Pronouncements

In May 2011, the FASB issued revised guidance on “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact of adopting this guidance and do not anticipate that this adoption will have a significant impact on the consolidated financial statements.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We will adopt this accounting standard upon its effective date for periods beginning after December 15, 2011 and do not anticipate that this adoption will have a significant impact on our financial position or results of operations.

In September 2011, the FASB issued revised guidance on “Testing of Goodwill for Impairment.” The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. We will adopt this accounting standard upon its effective date for periods beginning after December 15, 2011 and do not anticipate that this adoption will have a significant impact on our financial position or results of operations.

C.  Research and Development, Patents and Licenses

We design substantially all of our semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. We have invested substantial resources in research and development. Of our 1377 employees as of December 31, 2011, 1216 were engineers, approximately 46% of whom hold a Master’s degree or Ph.D. Through our significant investment in research and development, we have developed a large and growing portfolio of patents.

We continue to proactively harvest inventions from our R&D activities and expand our patent portfolio. For example, we have seen continuous growth in the number of patents granted to us in China. Spreadtrum Shanghai was granted 10, 11, 20, 51 and 89 patents in China in 2007, 2008, 2009, 2010 and 2011, respectively. In 2011, we also acquired 80 patents and pending patent applications through our acquisition of Telegent and 101 patents and pending patent applications through our majority stake in MobilePeak.

As of March 31, 2012, we owned 277 patents and had 426 pending patent applications in China. We are also expanding our international patent portfolio. As of March 31, 2012, we owned 61 patents and had 50 pending patent applications in the United States and we owned 12 patents and had 12 pending patent applications in Europe.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including LTE, WCDMA, TD-SCDMA and GSM/GPRS/EDGE technologies. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights.

In addition to our in-house development efforts, we have entered into patent transfer agreements with several leading PRC universities, such as Beijing University of Posts and Telecommunications and Tsinghua University, pursuant to which we acquired co-ownership of 30 patents in China, and joint development agreements with leading PRC universities, such as Beijing University of Posts and Telecommunications, and other technology companies. These agreements relate to 2G, 2.5G and 3G technologies. In certain of the patent transfer agreements, we made a one-time payment and acquired joint ownership of the patents. Under the majority of our joint development agreements, we jointly own any developed technology and our partners generally cannot license the developed technology without our consent.

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

As of December 31, 2011, we had 8 registered trademarks in China, including 2 trademarks that incorporate our English name “Spreadtrum” and 2 trademarks that incorporate our open platform name “Mocor”. We also had 25 registered trademarks in countries other than China. Additionally, we have registered the copyright for our 2.5G/GPRS terminal software V1.0 in China. We also have registered 39 domain names, including the following: www.spreadtrum.com, spreadtrum.net and spreadtrum.com.cn.

See “Item 5.A Operating and Financial Review and Prospects — Operating Results — Results of Operations” for an information regarding the amount spent by us on research and development activities during the last three fiscal years.

D.  Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5.A Operating and Financial Review and Prospects — Operating Results” and “Item 5.B Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

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

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Contractual obligation:
Debt	111,628	111,628	—	—	—
Interest on debt(1)	1,775	1,775	—	—	—
Lease	3,643	1,559	1,846	238	—
License Fees (including minimum royalties)	7,288	839	2,449	4,000	—
Commitment to equity investment	2,7632	6,206	8,602	12,824	—
Commitment to purchase equipment	2,000	2,000	—	—	—
Commitment to purchase technology	1,300	1,300	—	—	—
Total	155,266	125,307	12,897	17,062	—

(1)	Interest on debt is calculated using the principal amount and respective applicable interest rate as of December 31, 2011.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of February 29, 2012. Unless otherwise indicated, the business address of each of our directors and executive officers is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name	Age	Position
Leo Li	54	Chairman of the Board of Directors, President and Chief Executive Officer
Datong Chen(2)	57	Director
Hao Chen(1)	46	Director
Scott Sandell(2)	47	Lead Director
Zhongrui Xia(1)	62	Director
Carol Yu(1)(2)	49	Director
Xiaoning (Shannon) Gao	42	Chief Financial Officer
Qiuzhen (Joe) Zou	38	Chief Technology Officer
Qiang Cao	50	Vice President of Products
Brian Chen	37	Vice President of Operations

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

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

Qiuzhen (Joe) Zou has served as our Chief Technology Officer since June 2011. Mr. Zou has more than 18 years of experience in the wireless communications industry. In 2005, Mr. Zou founded MobilePeak, a fabless semiconductor company that specializes in the design of highly integrated UMTS/HSPA+ modem chipsets. Before joining us, Mr. Zou had served as its Chairman since 2005 and as its President since 2010. Mr. Zou also served as MobilePeak’s Chief Technology Officer from 2005 to 2010. At MobilePeak, Mr. Zou and his team developed world-class baseband chipsets which led to more than 100 patents granted or pending worldwide. From 1993 to 2003, Mr. Zou held several engineering and management positions at QUALCOMM, Inc. or QUALCOMM, where Mr. Zou became the Vice President of Engineering in 2000. At QUALCOMM, Mr. Zou also led a number of successful and patentable semiconductor design projects, including multiple generations of CDMA baseband chipsets. Mr. Zou received a bachelor of science degree in electrical engineering from Southeast University, China, and a master of science degree in electrical engineering from Stanford University.

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

B.  Compensation

The aggregate cash compensation that we paid to all of our current executive officers and directors for services rendered to us and our subsidiaries during the year ended December 31, 2011 was approximately $3,280,091 which includes bonuses and salaries that were earned in 2011 and paid in 2012. In 2011, we did not provide cash compensation to directors solely for their service as directors of our company. Other than life insurance for certain of our executive officers, we do not provide pension, retirement or similar benefits to our executive officers and directors. None of our non-executive directors has any employment or service contract with us.

In 2011, options to purchase 2,400,000 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers. The per share exercise price of these options granted during 2011 was $ 5.55, and the expiration date of such options is June 6, 2021. In addition, in 2011, restricted share units to receive 1,620,000 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers.

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

As of December 31, 2011, as a result of our option exchange program, options to purchase 140,000 of our ordinary shares in the aggregate were exchanged and cancelled under the 2001 Stock Plan, and options to purchase 62,190 of our ordinary shares in the aggregate were granted under the 2007 Equity Incentive Plan. We compared the fair value of the modified options against the original awards as of the modification date and concluded that there was no incremental compensation cost to be recognized during the modification.

Share Reserve.  As of December 31, 2011, options to purchase 2,589,968 ordinary shares were outstanding, options to purchase 21,430,492 ordinary shares have been exercised and such shares were outstanding. No ordinary shares were available for future grant under this plan.

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

Share Reserve.  As of December 31, 2011, the maximum aggregate number of our ordinary shares resereved for issuance under the 2007 Equity Incentive Plan is 884,883. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;
•	10 million ordinary shares; or
•	such other amount as our board of directors may determine.

As a result of the turnover in our senior management team and other personnel during the first half of 2009, we granted equity awards for large numbers of shares under the 2007 Equity Incentive Plan. Taking into consideration these extraordinary circumstances, in June 2009, our board of directors authorized an increase in the total number of shares reserved for issuance under the 2007 Equity Incentive Plan by 1,432,359 ordinary shares. Furthermore, in connection with our acquisition of MobilePeak in 2011, we granted equity awards for a significant number of shares under the 2007 Equity Incentive Plan. Accordingly, in November 2011, our board of directors authorized an increase in the total number of shares reserved for issuance under the 2007 Equity Incentive Plan by 2,700,000 ordinary shares, subject to the requirement that the automatic annual increase scheduled to take effect on January 1, 2012 would be correspondingly reduced by 2,700,000 ordinary shares. The June 2009 and November 2011 increases to the number of shares reserved for issuance under the 2007 Equity Incentive Plan represent special one-time increases beyond the automatic annual increase described above.

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

We believe that each of the current members of our board of directors, except for Dr. Li, our President and Chief Executive Officer, is an “independent director” as that term is used in the NASDAQ corporate governance rules.

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

We have a staggered board that is divided into three classes, designated as Class I, consisting of three directors (two of which are currently vacant), Class II, consisting of three directors, and Class III, consisting of three directors (one of which is currently vacant), with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2014 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2012 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2013 annual shareholder meeting. Starting with the Class I directors who were re-elected at our 2008 annual shareholder meeting, each class of directors will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6.A Directors, Senior Management and Employees — Directors and Senior Management.”

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

Committees of Our Board of Directors

We have established two committees under the board of directors — the audit committee and the compensation committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

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

Compensation Committee

Our compensation committee consists of Datong Chen, Scott Sandell and Carol Yu, each of whom is an “independent director” as that term is used in the NASDAQ corporate governance rules. Scott Sandell is the Chairperson of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The responsibilities of our compensation committee include, among other things:

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

D.  Employees

As of December 31, 2011, our workforce consisted of 1,377 employees, of which 1,313 were located in China, 39 were located in the United States, 19 were located in India and 6 were located in Korea. Of our employees, 52 were in sales and marketing, 75 were in general and administration, 1215 were in research and development and 35 were in operations and procurement and information technology. We had 682, 917 and 1,377 employees as of December 31, 2009, 2010 and 2011, respectively. We do not have a significant number of temporary employees. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

E.  Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of February 29, 2012, the most recent practicable date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Datong Chen(3)	3,605,301	2.6%
Hao Chen	*	*
Scott Sandell(4)	15,115,456	10.9%
Zhongrui Xia	*	*
Carol Yu	*	*
Leo Li(5)	3,399,758	2.4%
Xiaoning (Shannon) Gao	*	*
Qiuzhen (Joe) Zou	*	*
Qiang Cao	*	*
Brian Chen	*	*
All directors and executive officers as a group(6)	24,744,595	17.3%

*	Represents less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned by a shareholder includes options and warrants currently exercisable into ordinary shares and restricted share units that will vest within 60 days after February 29, 2012 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 137,708,821 ordinary shares outstanding as of February 29, 2012.
(3)	Includes 3,314,184 ordinary shares and 31,900 ADSs held by Dr. Chen and 195,417 ordinary shares issuable upon exercise of options held by Dr. Chen that are or will become exercisable within 60 days of February 29, 2012.
(4)	Includes 445,417 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of February 29, 2012. Also includes 14,659,926 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The members of the board of directors of New Enterprise Associates, LLC are Peter J. Barris, Ryan D. Drant, C. Richard Kramlich and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(5)	Includes 703,938 ordinary shares held by Dr. Li, 2,630,934 ordinary shares issuable upon exercise of options held by Dr. Li that are or will become exercisable within 60 days of February 29, 2012 and 64,886 ordinary shares underlying restricted share units held by Dr. Li that will vest within 60 days after February 29, 2012.
(6)	Includes 19,186,278 ordinary shares and 31,900 ADSs held by our directors and executive officers. Also includes 5,373,980 ordinary shares issuable upon exercise of options held by our directors and executive officers that are exercisable or will become exercisable within 60 days of February 29, 2012 and 88,636 ordinary shares underlying restricted share units held by our directors and executive officers that will vest within 60 days after February 29, 2012.

As of February 29, 2012, our directors and executive officers held options to purchase an aggregate of 9,345,998 ordinary shares under our 2001 Stock Plan and our 2007 Equity Incentive Plan. The per share exercise prices of these options held by our directors and executive officers range from $0.30 to $5.55, and the expiration dates of such options range from February 2, 2015 to June 6, 2021. In addition, as of February 29, 2012, our directors and executive officers hold restricted share units representing 2,349,111 ordinary shares issuable upon vesting of restricted share units under our 2007 Equity Incentive Plan.

For information concerning the details of our 2001 Stock Plan and our 2007 Equity Incentive Plan, pursuant to which we issue options, restricted share units or other securities to our employees, please see “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information regarding the beneficial ownership as of February 29, 2012, the most recent practicable date, of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Scott Sandell(3)	15,115,456	10.9%
Entities affiliated with New Enterprise Associates 11, Limited Partnership(4)	14,684,206	10.7%
The Bank of New York Mellon Corporation(5)	7,136,481	5.2%

Note 1:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned by a shareholder includes options and warrants exercisable into ordinary shares within 60 days after February 29, 2012 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 137,708,821 ordinary shares outstanding as of February 29, 2012.
(3)	Includes 445,417 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of February 29, 2012. Also includes 14,659,926 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The entities and individuals having voting and dispositive power with respect to the ordinary shares owned by New Enterprise Associates 11, Limited Partnership and New Enterprise Associates, LLC are described in footnote 4 below. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t 3/30/01, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.
(4)	Includes 14,659,926 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 16,831 ordinary shares owned by NEA Ventures 2004, Limited Partnership; and 7,449 ordinary shares owned by New Enterprise Associates, LLC. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry and Scott D. Sandell. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. J. Daniel Moore is the general partner of NEA Ventures 2004, Limited Partnership and may be deemed to have voting and dispositive power with respect to the ordinary shares held by NEA Ventures 2004, Limited Partnership. Mr. Moore disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The members of the board of directors of New Enterprise Associates, LLC are Peter J. Barris, Ryan D. Drant, C. Richard Kramlich and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2855 Sand Hill Road Menlo Park, CA 94025.
(5)	Information based on Amendment No. 2 to Schedule 13G filed with the SEC on March 10, 2011 by The Bank of New York Mellon Corporation and The Dreyfus Corporation. Includes 2,378,827 ADSs beneficially owned by The Bank of New York Mellon Corporation and its subsidiary, and The Dreyfus Corporation, each of which has voting power over the shares.

The group of entities affiliated with New Enterprise Associates 11, Limited Partnership, or NEA, significantly increased their ownership of our shares in September and October 2006 in connection with our private placement of Series D preference shares at a per share price of $2.74. Such price was determined based on arm’s-length negotiations between us, NEA and other investors in the private placement and was approved by our board of directors. NEA purchased 1,901,501 Series D preference shares in the private placement. Since our initial public offering, NEA has significantly decreased its ownership of our shares through distributions to NEA’s limited partners. In 2011, NEA sold 6,000,000 of our ordinary shares in the open market. According to Amendment No. 2 to Schedule 13G filed with the SEC on February 10, 2012, as of the most recent practicable date, FMR LLC and Edward C. Johnson 3d, previously among our list of major shareholders, decreased their holding of our shares and ceased to be our major shareholders. According to Amendment No. 2 to Schedule 13D filed with the SEC on April 20, 2011, entities affiliated with Silver Lake Partners, previously among our list of major shareholders, decreased their holding of our shares and ceased to be our major shareholders. None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of February 29, 2012 have voting rights that are different from the voting rights of our other shareholders.

As of February 29, 2012, 137,708,821 of our ordinary shares were issued and outstanding. CITIBANK, N.A., our depositary, has advised us that as of February 29, 2012, 41,087,831 ADSs representing 123,263,493 underlying ordinary shares (including 1,723,257 ADSs representing 5,169,771 underlying ordinary shares repurchased by us on the open market that have not yet been cancelled ) were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of February 29, 2012, approximately 99.5% of our total outstanding ordinary shares (excluding 5,169,771 ordinary shares represented by 1,723,257 ADSs repurchased by us on the open market that have not yet been cancelled) were held by 143 record holders in the United States, including approximately 85.8% of our ordinary shares in the form of ADSs held of record by DTC. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.  Related Party Transactions

Equity Issuances

We have granted options and restricted share unit awards to some of our directors and executive officers pursuant to our 2001 Stock Plan and 2007 Equity Incentive Plan. See “Item 6.B Directors, Senior Management and Employees — Compensation.”

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

Relationship with Spreadtrum Beijing

Spreadtrum Beijing assembled a staff of engineers with expertise in wireless communications technologies, particularly in TD-SCDMA and 2G/2.5G standards. Accordingly, Spreadtrum Shanghai entered into a Research and Development Agreement dated as of December 27, 2006 with Spreadtrum Beijing to utilize this engineering talent. Under the agreement, Spreadtrum Shanghai hired and retained Spreadtrum Beijing to perform ongoing research and development relating to wireless telecommunications systems. In consideration for performing this research and development, Spreadtrum Shanghai agreed to reimburse Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred by Spreadtrum Beijing in connection with the performance of the agreed upon scope of work, plus an additional percentage of those costs. Spreadtrum Shanghai owns all rights, title and interest in the results of such research and development. Spreadtrum Beijing agreed that its employees, agents and subcontractors who work on specified research and development work for Spreadtrum Shanghai will execute confidential information agreements acceptable to Spreadtrum Shanghai. The term of the Research and Development Agreement is 10 years, unless terminated earlier by Spreadtrum Shanghai. At the end of the initial term, the agreement will renew automatically for additional one-year terms, unless either party elects to terminate the agreement. Spreadtrum Shanghai consolidated the financial statements of Spreadtrum Beijing and the transactions between Spreadtrum Beijing and Spreadtrum Shanghai were eliminated in the consolidated financial statements.

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

On March 27, 2007, Spreadtrum Shanghai established a branch office in Beijing. In May 2007, Spreadtrum Shanghai’s Beijing branch office accepted the transfer of 77 of Spreadtrum Beijing’s employees. As of March 31, 2012, Spreadtrum Beijing’s workforce consisted of 19 employees.

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

Employment and Consulting Agreements

Each of our executive officers has entered into a confidential information and invention assignment agreement with us. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer also has agreed during such executive officer’s term of employment to not improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us all right, title and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets (except that with respect to one executive officer, such assignment is limited to only those that are a part of our core business of designing and manufacturing microchips, semiconductors and other hardware components to mobile telephones and mobile computers), whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice, or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following such executive officer’s termination of employment (except that with respect to one of our executive officers, such non-solicitation period is 6 months immediately following such executive officer’s termination of employment).

In June 2011, we entered into an employment agreement with Mr. Zou. The employment agreement provides for certain signing and milestone bonuses upon achievement of certain product development milestones. The employment agreement also provides that we may terminate his employment at any time, with or without cause, and Mr. Zou may also terminate his employment at any time, for any reason or no reason at all. In the event that we terminate Mr. Zou’s employment for cause, or if Mr. Zou resigns without good reason, Mr. Zou will not be entitled to receive any severance benefits. In the case of a termination without cause, a resignation for good reason or a termination or resignation within ninety (90) days following a change in control of us, Mr. Zou will be entitled to certain severance benefits. These severance benefits include (i) severance pay at a rate equal to his then current monthly base salary for a period of six months from the date of termination, (ii) provided that Mr. Zou has achieved certain product development milestones, the pro rata average annual and performance bonus paid to our executive officers during the calendar year of the termination, (iii) payment in full of Mr. Zou’s signing bonus and milestone bonuses to the extent not previously paid, (iv) insurance and other benefits for Mr. Zou and his family for a period of six months from the date of termination, (v) expense reimbursements for a period of six months from the date of termination and (vi) accelerated vesting of a portion of outstanding equity awards correlated with achievement of certain product development milestones.

Cause is defined as (i) an act of personal dishonesty made by Mr. Zou in connection with his responsibilities as our employee with the intention or reasonable expectation that such action may result in substantial personal enrichment of Mr. Zou, (ii) a conviction of, or no contest plea to, a felony that our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, (iii) acts or omissions constituting gross negligence or recklessness or willful misconduct with respect to any obligations under any written agreement with us or otherwise relating to our business, (iv) breach of a fiduciary duty owed to us that has a material detrimental effect on our reputation or business, (v) being found liable in any Securities and Exchange Commission or other civil or criminal securities law action or entering any cease and desist order with respect to such action, (vi) obstructing, impeding, improperly influencing or failing to materially cooperate in an investigation authorized by our board of directors or any governmental or self-regulatory entity and (viii) being disqualified or barred by any governmental or self-regulatory entity from serving in the capacity contemplated by any written agreement or covenant with us and such disqualification or bar continues for more than 90 days.

Good reason means, without Mr. Zou’s consent, (i) an adverse change to Mr. Zou’s title or reporting relationship, or a significant reduction in Mr. Zou’s duties, position or responsibilities, (ii) a material reduction in the kind or level of Mr. Zou’s employee benefits package, unless we also similarly reduce the employee benefits of all our other executive officers by a percentage reduction of less than ten percent (10%) provided that there may only be one such reduction, (iii) relocation of Mr. Zou outside of a thirty (30) mile radius from our executive offices, (iv) our material breach of any material contractual obligation owed to Mr. Zou that is not fully cured within thirty (30) days of written notice from Mr. Zou, (v) failure of any of our successors to assume our obligations under any written agreement with Mr. Zou and (vi) our failure to grant equity stock options pursuant to our employment agreement with Mr. Zou.

A change in control is defined as (i) our consummation of a merger or consolidation with any other legal entity, other than a merger or consolidation that would result in persons and/or entities holding directly or indirectly our voting securities outstanding immediately prior to such merger or consolidation continuing to represent more than fifty percent (50%) of the total voting power immediately after such merger or consolidation , (ii) approval by our shareholders, or if shareholder approval is not required, by our board of directors, of a plan of complete liquidation of us or an agreement for the sale or disposition by us of all our substantially all of our assets or (iii) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act) becomes the “beneficial owner” (as defined in the Exchange Act), directly or indirectly, of more than fifty percent (50%) of our total voting power.

In October 2011, we entered into an amendment to the employment agreement with Mr. Zou. The amendment provides for a new product development milestone and the ability to receive 50% of a milestone bonus and an option award upon achievement of such milestone. In addition, the amendment provided for additional bonuses based upon certain revenue targets in 2012 and 2013.

Share Purchase Agreement of Shares in MobilePeak

In September 2011, we entered into a share purchase agreement to acquire all of the ordinary shares of MobilePeak held by Mr. Zou for approximately $1.9 million.

C.  Interests of Experts and Counsel

Not required.

Item 8.  Financial Information

A.  Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-46 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, in June 2007, we received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. After reviewing their list of essential GSM/GPRS patents and the corresponding claims chart, we requested to receive more information from Siemens and we have not received any response from Siemens since June 2008. We received a letter in March 2009 from Ericsson notifying us that Ericsson claims to own certain essential patents covering the GSM/GPRS, EDGE and WCDMA standards and offering to license such patents to us. We requested to receive more information from Ericsson. In December 2010, we received a letter from Washington Research Foundation, or WRF, notifying us that WRF claims to own certain patents and pending patent applications relating to Low Intermediate Frequency radio receivers and offering to license such patents and pending patent applications to us. From February 2011 to June 2011, we sent several response letters to WRF stating our position and we are awaiting WRF’s further responses. We cannot reasonably estimate the potential losses we may experience in connection with the claims from Siemens, Ericsson or WRF. Although we believe that the likelihood of losses arising from these matters is remote, we cannot assure you that we will prevail in such matters. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

Some of these claims may lead to, or resulted in, litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, trademarks and copyrights, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

In November 2010, we submitted an arbitration application against a customer for breach of a purchase commitment specified in certain sales agreements. In December 2010, the customer submitted a counter claim which requests us to compensate its losses, expenses and costs in the approximate amount of RMB11.2 million (US$1.7 million). We accrued a contingent loss of RMB5.6 million (approximately $0.9 million), being the amount of management’s estimated probable loss, for the arbitration case. As of December 31, 2011, the arbitration case was still under review and we assessed the accrual of contingent loss of RMB5.6 million (approximately $0.9 million) as appropriate.

In December 2011, Spreadtrum Shanghai received an arbitration summons from the Beijing Arbitration Commission for a supplier, or the Supplier, alleging that Spreadtrum Shanghai had breached the terms of an agreement with the Supplier. The Supplier is seeking unpaid royalties, liquidated damages, and related fees and costs which, in the aggregate, should the Supplier prevail in the arbitration, would be material to our consolidated financial statements. However, Spreadtrum Shanghai believes the allegations by the Supplier are without merit and will defend the action vigorously. Spreadtrum Shanghai is currently in the process of collecting evidence and preparing its response to the Supplier, including potential counterclaims. Due to the early stage of the arbitration and the complexities and uncertainty surrounding the arbitration process, management is not able to make an estimate of the range of the reasonably possible loss, if any. Accordingly, no accrual for contingent loss was provided as of December 31, 2011.

Dividends

Since our inception, we have declared cash dividends four times on our ordinary shares at a rate of US$0.05 per ADS or approximately US$0.0167 per ordinary share on June 29, 2011 and September 26, 2011 and at a rate of US$0.10 per ADS or approximately US$0.0333 per ordinary share on December 22, 2011 and on March 23, 2012. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

	Trading Price
	High	Low
	US$	US$
Annual:
Fiscal year 2011	29.98	8.59
Fiscal year 2010	19.20	5.34
Fiscal year 2009	6.30	0.70
Fiscal year 2008	12.55	0.63
Fiscal year 2007(1)	17.00	9.30
Quarterly:
First Quarter 2010	7.04	5.34
Second quarter 2010	10.96	5.54
Third quarter 2010	14.20	7.60
Fourth quarter 2010	19.20	11.49
First Quarter 2011	24.20	17.42
Second Quarter 2011	22.99	8.59
Third Quarter 2011	22.39	12.80
Fourth Quarter 2011	29.98	16.52
First Quarter 2012	21.38	13.35
Monthly:
October 2011	26.74	16.52
November 2011	29.98	22.81
December 2011	17.51	26.99
January 2012	21.38	14.25
February 2012	18.33	13.65
March 2012	16.94	13.35
April 1 – 9, 2012	17.19	16.00

(1)	Our ADSs commenced trading on the NASDAQ Global Market on June 27, 2007.

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

C.  Material Contracts

From May 2011 through December 2011, we signed several share purchase agreements with shareholders of MobilePeak in connection with our majority acquisition of MobilePeak. Separate forms of the share purchase agreements were entered into between the Company and the holders of the preference shares and warrants, the Company and the major common shareholders, and the Company and the minority common shareholders. The purchase agreements between the Company and the holders of the preference shares and warrants and the major common shareholders do not include a release of claims by the sellers. Otherwise, the terms of each of these purchase agreements are substantially similar. The share purchase agreements contained customary representations and warranties and indemnities. A form of the share purchase agreements is filed as an exhibit to this Annual Report.

On May 20, 2011, we signed a twelve (12) -month Loan Contract with Shenzhen Development Bank Co., Ltd. to borrow US$50 million for working capital purpose. A summary of this agreement is filed as an exhibit to this Annual Report.

On June 23, 2011, we signed a twelve (12)-month Term Loan Facility Letter with Wing Lung Bank Macau Branch to borrow HKD109,200,000 (approximately US$14,013,835) for working capital purpose, which is filed as an exhibit to this Annual Report.

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company.”

D.  Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 23.9% appreciation of the RMB against the U.S. dollar by the end of 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

E.  Taxation

Cayman Islands Tax

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Tax

If we declare dividends to our shareholders and ADS holders from income originating from Spreadtrum Shanghai or Spreadtrum Technology, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the CIT Law and be subject to a 10% withholding tax. Accordingly, we may be required under the CIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders. Please see “Item 3.D Risk Factors — Risks Related to Doing Business in China — We may be treated as a resident enterprise for PRC tax purposes under the CIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

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

Distributions on ADSs or Ordinary Shares.  Subject to the discussion under “— Passive Foreign Investment Company Rules” below, the gross amount of the cash distributions on the ADSs or ordinary shares will be taxable to a U.S. Holder as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, under current law, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares.  Subject to the discussion under “— Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. A U.S. Holder’s adjusted tax basis in an ADS or an ordinary share will initially be, in general, the price it paid for that ADS or ordinary share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are currently eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations. Any gain or loss that a U.S. Holder recognizes may be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules.  We believe that we were not a PFIC for 2011. Based on the projected composition of our income, the timing of our anticipated capital expenditures and the valuation of our assets, we do not expect to be a PFIC for 2012, although this may change.

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

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in the holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or were a PFIC in the taxable year prior to the distribution, no distribution will qualify for taxation at the preferential rate for non-corporate holders discussed in “— Distributions on ADSs or Ordinary Shares” above.

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

Information Reporting and Backup Withholding. In general, unless a U.S. Holder belongs to a category of certain exempt recipients, information reporting requirements will apply to distributions on ADSs or ordinary shares made within the United States and to the proceeds of sales of ADSs or ordinary shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

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

I.  Subsidiary Information

See “Item 4.C Information on the Company — Organizational Structure” for information about our subsidiaries.

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

Credit Risk.  Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents, restricted cash, term deposit, note receivable and accounts receivable. We deposit our cash and cash equivalents, restricted cash and term deposit with financial institutions located in jurisdictions where the subsidiaries are located. We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. Substantially all revenue was derived from customers located in China, including Hong Kong.

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

Fees and Payments from the Depositary to Us

In 2011, we received from our depositary a reimbursement of $23,598.99 for our expenses, net of applicable U.S. withholding tax, incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, shareholder meetings, and other expenses related to our ongoing compliance with NASDAQ and SEC rules and regulations in the amounts of:

•	Reimbursement of settlement infrastructure fees: $4,876.45
•	Reimbursement of proxy process expenses (printing, postage and distribution): $18,722.54

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

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2011, the end of the period covered by this Annual Report on Form 20-F, management performed, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

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

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management has excluded Telegent and MobilePeak from its assessment of internal control over financial reporting as of December 31, 2011 because we acquired Telegent and MobilePeak in purchase business combinations during 2011. MobilePeak and Telegent are 86.9% and 100%, respectively, owned by us, and their total assets and total revenues, after the elimination of all intercompany transactions and balances, represent, in the aggregate, 1.6% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control  — Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, our independent registered public accounting firm, as stated in its report on pages F-2 of this Annual Report.

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

Any amendment to or waivers of the Code for members of our board of directors and our executive officers will be disclosed on our website at www.spreadtrum.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2011, no amendments to or waivers from the Code were made or given for any of our executive officers.

Item 16C.  Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

PwC, our independent auditors for fiscal years 2011 and 2010, billed us the fees set forth below for services rendered during years ended December 31, 2011 and 2010. The Audit Committee has considered whether, and concluded that, the non-audit services provided by PwC are compatible with maintaining its independence.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and its network and member firms of PricewaterhouseCoopers in 2010 and 2011.

Accountant Fees and Services

	For the year ended December 31,
	2010	2011
	(U.S. dollars in thousands)
Audit fees(1)	$834	$1,023
Other fees(2)	—	70
Total fees	$834	$1,093

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Other fees” means the aggregate fees billed for advisory service related to our acquisitions.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth our share repurchase activities during each of the months indicated:

Period	Total number of ADSs purchased	Average price paid per ADS(1)	Total number of ADSs purchased as part of a publicly announced plan	Maximum number of ADSs that may yet be purchased under the plan(2)
June 2011	938,118	$12.95	938,118	none
July 2011	500,000	$12.43	500,000	none
August 2011	1,167,453	$14.80	1,167,453	none
December 2011	209,428	$20.96	209,428	none
January 2012	1,513,829	$20.46	1,513,829	none
Total	4,328,828		4,328,828

(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
(2)	On June 17, 2011, our board of directors authorized, and we announced, a program to repurchase up to $100 million worth of our ADSs pursuant to a Rule 10b5-1 repurchase plan. In addition, on December 16, 2011, our board of directors authorized, and we announced a program to repurchase up to an additional $50 million worth of our ADSs pursuant to a Rule 10b5-1 repurchase plan. Such repurchase programs do not obligate us to repurchase a minimum number of shares, and the programs may be suspended or canceled without prior notice. Our first share repurchase program expired in August 2011 and our second share repurchase program was terminated in January, 2012.

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

In addition, in June 2009 and November 2011, we increased the number of shares reserved under our 2007 Equity Incentive Plan by 1,432,359 ordinary shares and 2,700,000 ordinary shares, respectively, which also constituted a material amendment to the plan under NASDAQ Marketplace Rule 5635(c) and IM-5635-1.

NASDAQ Marketplace Rule 5635(c) and IM-5635-1 require us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is materially amended. We elected to follow our home country practice in lieu of the requirements of such NASDAQ rules. The Cayman Islands Companies Law (2011 Revision) does not require us to obtain shareholder approval prior to the issuance of securities when our equity compensation plans have been materially amended, nor is doing so required under our amended and restated memorandum and articles of association. However, the implementation of our option exchange program and the June 2009 increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan were authorized, approved and ratified by our board of directors and our shareholders. The November 2011 increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan was authorized and approved by our board of directors subject to the automatic annual increase in the number of shares reserved for issuance under the 2007 Equity Incentive Plan (as described in “Item 6.B Directors, Senior Management and Employees — Compensation — Equity Compensation Plans — 2007 Equity Incentive Plan”) in 2012, which took effect on January 1, 2012, being correspondingly reduced by 2,700,000 ordinary shares. We intend to seek shareholder approval for the November 2011 increase at our 2012 annual general meeting.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Please see “Item 18. Financial Statements”.

Item 18.  Financial Statements

The following Spreadtrum Communications, Inc. Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-46 are herein incorporated by reference:

Item 19.  Exhibits

Exhibit Number	Description
1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3 below)
2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 22, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705) filed with the Securities and Exchange Commission on June 13, 2007)
2.4	Letter agreement titled Provisional Deposit of Provisional Shares, dated as of May 22, 2008, between the Registrant and Citibank, N.A. (incorporated by reference to Exhibit 2.4 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)
2.5	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of Form F-1
(File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
2.6	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of January 22, 2009, among the Registrant, Citibank, N.A. and other parties thereto (incorporated by reference to Exhibit 2.6 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)
2.7	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of February 9, 2010, among the Registrant, Citibank, N.A. and other parties thereto(incorporated by reference to Exhibit 2.7 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)
4.1	Second Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)

Exhibit Number	Description
4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
4.4	Form of Employment Agreement between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)
4.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended (incorporated by reference to Exhibit 10.5 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†
4.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended (incorporated by reference to Exhibit 10.6 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)
4.7	Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
4.8	Technology Transfer and Technology License Agreement, made on January 22, 2008, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates(incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†
4.9	First Amendment to Technology Transfer and Technology License Agreement and Statement of Work, dated as of April 20, 2009, by and among Inter Digital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)†
4.10	English summary of Mid-Term Working Capital Bank Loan Contract between Shanghai Pudong Development Bank Jinqiao Sub-Branch and Spreadtrum Communications (Shanghai) Co., Ltd., dated April 30, 2009 (incorporated by reference to Exhibit 4.13 of Form 20-F
(File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)
4.11	Seventh Amendment to License Agreement, dated August 27, 2009, by and between CEVA Technologies Inc. and CEVA DSP Ltd. and the Registrant, on behalf of itself, Spreadtrum Communications USA Inc. and Spreadtrum Communications (Shanghai) Co. Ltd. (incorporated by reference to Exhibit 4.14 of Form 20-F/A (File No. 001-33535) filed with the Securities and Exchange Commission on August 27, 2010)
4.12	English summary of an agreement by and between Spreadtrum Shanghai and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. regarding the refunding of the payment made by Spreadtrum Shanghai in connection with the transfer of the land use rights pursuant to certain contract for the Transfer of the State-owned Land Use rights between Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Spreadtrum Shanghai, dated January 2007 (incorporated by reference to Exhibit 4.15 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)
4.13	English summary of the Contract for the Transfer of State Owned Land Use Rights, dated December 1, 2009, by and among Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Shanghai Zhanxiang Electronics Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)

Exhibit Number	Description
4.14	English summary of the Shareholder Agreement, dated as of December 2, 2009, by and among Shanghai Spreadtrum Real Estate Development Co., Ltd., Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd, Shanghai Wingtech Electronics Co., Ltd. and Spreadtrum Communications (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.17 of Form 20-F
(File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)
4.15	English summary of the Loan Contract, dated May 20, 2011, by and between the Registrant and Shenzhen Development Bank Co., Ltd.*
4.16	Term Loan Facility Letter, dated June 23, 2011, by and between the Registrant and Wing Lung Bank Macau Branch*
4.17	Form of Share Purchase Agreement between the Registrant and minority common shareholders of MobilePeak Holdings, Ltd.*
8.1	List of Subsidiaries*
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company*
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document

*	Filed herewith.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPREADTRUM COMMUNICATIONS, INC.
(Registrant)

By:	/s/ Leo Li Leo Li Chairman of the Board of Directors, President and Chief Executive Officer

Date: April 10, 2012

SPREADTRUM COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Register Public Accounting Firm

To the Board of Directors and Shareholders of
Spreadtrum Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Spreadtrum Communications, Inc. (the “Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management‘s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded MobilePeak Holdings, Ltd. (“MobilePeak”), Telegent Systems, Inc. (“Telegent”) and their subsidiaries from its assessment of internal control over financial reporting as of December 31, 2011 because MobilePeak and Telegent were acquired by the Company in purchase business combinations during 2011. We have also excluded MobilePeak and Telegent from our audit of internal control over financial reporting. The Company owned 86.9% and 100%, respectively, of MobilePeak and Telegent, whose total assets and total revenues, after the elimination of all intercompany transactions and balances, represent, in the aggregate, 1.6% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 10, 2012

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars unless otherwise stated)

		December 31,
	Note	2010	2011
ASSETS
Current assets
Cash and cash equivalents		$81,185,639	$193,214,987
Restricted cash		20,496,230	69,907,475
Short-term deposit		125,340,724	72,494,604
Accounts receivable		6,073,855	10,707,125
Inventories	4	73,516,747	93,222,004
Deferred costs	4	59,579,391	64,689,930
Deferred tax assets	16	1,669,670	2,913,678
Prepayment, other receivables and other current assets, net of allowance of $1,611,000 for an other receivable from a 3rd party of $1,673,677 as of December 31, 2010 and 2011	5	16,957,153	14,333,897
Total current assets		384,819,409	521,483,700
Property and equipment, net	6	28,597,363	41,526,660
Acquired intangible assets, net	8	36,447,954	58,370,481
Long-term investments	9	9,467,299	13,494,327
Deferred tax assets	16	794,138	819,404
Long-term deposit		45,298,746	—
Goodwill	10	2,000,000	36,208,295
Indemnification asset	3(b)	—	5,567,241
Other long-term assets	11	792,466	3,586,701
Total assets		$508,217,375	$681,056,809
LIABILITIES AND EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	12	$—	$111,626,081
Accounts payable		103,110,448	66,092,263
Advances from customers		103,068,451	91,858,115
Accrued expenses and other current liabilities	14	39,647,375	66,654,190
Income tax payable		13,026,333	19,137,134
Total current liabilities		258,852,607	355,367,783
Long-term loan	12	45,298,746	—
Other long-term obligations	13	5,482,804	5,532,153
Long-term tax liability	3(b)	—	5,567,241
Deferred tax liabilities	3(a)	—	1,611,875
Total long-term liabilities		50,781,550	12,711,269
Total liabilities		309,634,157	368,079,052
Commitments and contingencies	22
Shareholders’ equity
Ordinary shares, $0.0001 par value, 550,000,000 shares authorized, 144,819,613 and 149,427,256 shares issued and outstanding as of December 31, 2010 and 2011, respectively		14,482	14,943
Treasury stock (8,444,997 ordinary shares at December 31, 2011)	17	—	(40,106,332)
Additional paid-in capital		228,924,701	249,260,523
Statutory reserve	19	7,230,475	12,754,349
Accumulated other comprehensive income		4,644,839	11,765,864
Retained earnings (accumulated deficit)	19	(42,231,279)	77,223,577
Total Spreadtrum Communications, Inc. shareholders’ equity		198,583,218	310,912,924
Non-controlling interests		—	2,064,833
Total shareholders’ equity		198,583,218	312,977,757
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$508,217,375	$681,056,809

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars unless otherwise stated)

	Year ended December 31,
	2009	2010	2011
Revenue	$105,069,690	$346,338,742	$674,255,890
Cost of revenue	66,876,249	193,873,323	393,623,706
Gross profit	38,193,441	152,465,419	280,632,184
Operating expenses
Research and development	37,039,253	58,686,993	117,301,916
Selling, general and administrative	20,538,521	20,188,234	26,958,124
Impairment loss of long-lived assets	—	4,486,474	—
Total operating expenses	57,577,774	83,361,701	144,260,040
Income (loss) from operations	(19,384,333)	69,103,718	136,372,144
Other income (expenses)
Interest income	1,553,114	3,600,898	6,338,721
Interest expense	(1,172,516)	(1,145,432)	(3,930,860)
Other income, net	733,992	3,879,409	11,519,886
Total other income	1,114,590	6,334,875	13,927,747
Income (loss) before income taxes	(18,269,743)	75,438,593	150,299,891
Income tax expense	1,024,693	8,129,595	15,092,482
Equity in loss of affiliates	(22,033)	(114,560)	(1,184,716)
Net income (loss)	(19,316,469)	67,194,438	134,022,693
Less: net loss attributable to non-controlling interests	—	—	432,283
Net income attributable to Spreadtrum Communications, Inc.	$(19,316,469)	$67,194,438	$134,454,976
Income (loss) per share – basic	$(0.14)	$0.47	$0.94
Income (loss) per share – diluted	$(0.14)	$0.43	$0.83
Shares used in calculating income (loss) per share
Basic	134,431,135	141,739,261	143,312,424
Diluted	134,431,135	157,342,529	162,702,055

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. dollars unless otherwise stated)

	Ordinary shares		Treasury stock	Additional paid-in capital	Statutory reserve fund	Accumulated other comprehensive income	Retained earnings (accumulated deficits)	Total Spreadtrum Commuications, Inc shareholders’ equity	Non- controlling Interests	Total shareholder’s equity	Comprehensive income (loss)
	Shares	Amount
Balance at December 31, 2008	131,979,214	13,198	—	201,612,851	860,219	2,669,564	(83,738,992)	121,416,840	—	121,416,840
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	6,112,206	611	—	2,752,192	—	—	—	2,752,803	—	2,752,803
Share-based compensation	—	—	—	9,698,739	—	—	—	9,698,739	—	9,698,739
Appropriation to statutory reserve funds (Note 19)	—	—	—	—	209,629	—	(209,629)	—	—	—
Foreign currency translation	—	—	—	—	—	19,136	—	19,136	—	19,136	19,136
Net loss	—	—	—	—	—	—	(19,316,469)	(19,316,469)	—	(19,316,469)	(19,316,469)
Balance at December 31, 2009	138,091,420	13,809	—	214,063,782	1,069,848	2,688,700	(103,265,090)	114,571,049	—	114,571,049	(19,297,333)
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	6,728,193	673	—	4,575,358	—	—	—	4,576,031	—	4,576,031
Share-based compensation	—	—	—	10,285,561	—	—	—	10,285,561	—	10,285,561
Appropriation to statutory reserve funds (Note 19)	—	—	—	—	6,160,627	—	(6,160,627)	—	—	—
Foreign currency translation	—	—	—	—	—	1,956,139	—	1,956,139	—	1,956,139	1,956,139
Net income	—	—	—	—	—	—	67,194,438	67,194,438	—	67,194,438	67,194,438
Balance at December 31, 2010	144,819,613	14,482	—	228,924,701	7,230,475	4,644,839	(42,231,279)	198,583,218	—	198,583,218	69,150,577
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	4,607,643	461	—	2,545,410	—	—	—	2,545,871	—	2,545,871
Repurchase of ordinary shares (Note 17)	(8,444,997)	—	(40,106,332)	—	—	—	—	(40,106,332)	—	(40,106,332)
Acquisition of MobilePeak (Note 3(a))	—	—	—	1,300,000	—	—	—	1,300,000	—	1,300,000
Non-controlling interests arising as a result of acquisition of MobilePeak (Note 3(a))	—	—	—	—	—	—	—	—	2,692,000	2,692,000
Acquisition of non-controlling interests in MobilePeak after control is obtained (Note 3(a))	—	—	—	97,398	—	—	—	97,398	(194,884)	(97,486)
Share-based compensation	—	—	—	16,393,014	—	—	—	16,393,014	—	16,393,014
Appropriation to statutory reserve funds (Note 19)	—	—	—	—	5,523,874	—	(5,523,874)	—	—	—
Cash dividend declared (Note 14(c))	—	—	—	—	—	—	(9,476,246)	(9,476,246)	—	(9,476,246)
Foreign currency translation	—	—	—	—	—	7,121,025	—	7,121,025	—	7,121,025	7,121,025
Net income (loss)	—	—	—	—	—	—	134,454,976	134,454,976	(432,283)	134,022,693	134,022,693
Balance at December 31, 2011	140,982,259	$14,943	$(40,106,332)	$249,260,523	$12,754,349	$11,765,864	$77,223,577	$310,912,924	$2,064,833	$312,977,757	$141,143,718

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars unless otherwise stated)

		Year ended December 31,
	Note	2009	2010	2011
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)		$(19,316,469)	$67,194,438	$134,022,693
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss from disposal of property and equipment		308,275	42,153	470,411
Inventory write-down	4	5,432,673	1,918,214	3,652,506
Depreciation and amortization		7,908,571	10,466,170	20,022,974
Share-based compensation	18	9,698,739	10,285,561	16,393,014
Equity in loss of affiliates		22,033	114,560	1,184,716
Deferred income taxes	16	83,011	(500,015)	(1,415,238)
Impairment loss of long-lived assets		—	4,486,474	—
Gain arising from revaluation of previously held equity investment in MobilePeak.	3(a)	—	—	(1,460,353)
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable		1,760,874	2,538,913	(2,323,160)
Inventories		(17,158,015)	(108,686,598)	(20,434,165)
Prepayment, other receivables and other current assets		2,210,729	(13,493,771)	1,252,187
Accounts payable		6,032,345	73,285,809	(31,947,640)
Advances from customers		14,355,732	88,046,631	(15,487,559)
Project cancellation penalty related to Spreadtrum USA acquisition – increase (decrease) in accrued expenses		1,000,000	(1,000,000)	—
Accrued expenses and other liabilities		7,207,443	21,531,228	12,499,578
Income tax payable		177,256	9,954,647	5,924,109
Net cash provided by operating activities		19,723,197	166,184,414	122,354,073
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property and equipment		(4,008,788)	(5,748,133)	(17,343,168)
Payment for use right of certain equipment	11	—	—	(3,000,000)
Acquisition of intangible assets		(5,701,987)	(9,865,291)	(24,495,135)
Acquisition of Spreadtrum USA, net of cash acquired		(1,996,453)	—	—
Acquisition of MobilePeak, net of cash acquired	3(a)	—	—	(42,708,645)
Acquisition of Telegent, net of cash acquired	3(b)	—	—	(5,147,611)
Increase in restricted cash		(11,495,588)	(7,991,240)	(48,415,362)
Net decrease (increase) in term deposit		(59,243,886)	(104,201,311)	109,180,482
Acquisition of equity investment	9	(292,933)	(9,328,540)	(3,147,113)
Proceeds from disposal of equity investment		—	747,295	—
Refund of deposit for land use rights (recorded under other long-term assets)	9(b)	—	6,802,876	—
Net cash used in investing activities		(82,739,635)	(129,584,344)	(35,076,552)

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars unless otherwise stated)

	Year ended December 31,
	2009	2010	2011
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings from debt	$43,935,444	$—	$64,013,834
Repayment of debt	(3,661,287)	—	—
Proceeds from issuance of shares upon exercise of stock options	2,752,803	4,576,031	2,545,871
Dividend distribution	—	—	(4,750,400)
Share repurchase	—	—	(40,106,332)
Net cash provided by financing activities	43,026,960	4,576,031	21,702,973
Effect of exchange rate changes	37,218	2,200,173	3,048,854
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,952,260)	43,376,275	112,029,348
CASH AND CASH EQUIVALENTS – Beginning of year	57,761,624	37,809,364	81,185,639
CASH AND CASH EQUIVALENTS – End of year	$37,809,364	$81,185,639	$193,214,987
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interests of loans, net of subsidy received	$816,467	$841,674	$3,255,514
Cash paid for income taxes	$817,161	$—	$9,210,736
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accounts payable for acquisition of property and equipment	$935,488	$149,822	$384,350
Accounts payable for acquisition of intangible assets	$4,779,775	$15,473,458	$1,306,950
Accounts payable for acquisition of Telegent	$—	$—	$3,457,777
Other long-term obligations for acquisition of property and equipment	$272,152	$—	$—
Other long-term obligations for acquisition of intangible assets	$5,191,224	$5,482,804	$5,532,153
Dividends declared but unpaid	$—	$—	$4,725,846
ACQUISITIONS SUPPLEMENTARY INFORMATION
Net assets acquired from acquisitions, other than cash	$2,000,000	$—	$—
Purchase consideration settled in cash	$1,996,453	$—	$132,150,813
Less: cash acquired	—	—	(84,294,557)
Investing cash outflow from acquisitions	$1,996,453	$—	$47,856,256

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

1. DESCRIPTION OF BUSINESS

Spreadtrum Communications, Inc. (“Holding”) is incorporated in the Cayman Islands, British West Indies. On June 27, 2007, Holding became listed on NASDAQ in the United States under the market symbol of “SPRD”.

Holding, its subsidiaries and its variable interest entity (“VIE”) (hereafter collectively referred to as the “Company”) is a fabless semiconductor company that designs, develops and markets mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. The Company’s solutions combine its highly integrated power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling its customers to achieve faster design cycles with a lower development cost. The Company offers a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA, WCDMA, HSPA+ and LTE as well as a wide array of multimedia capabilities. Holding’s primary subsidiaries and VIE as of December 31, 2011 included the following:

Name of subsidiary/VIE	Place of incorporation	Date of incorporation/ acquisition	Percentage of ownership
Subsidiaries:
Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)	The People’s Republic of China (the “PRC”)	July 18, 2001	100%
Spreadtrum Communications USA Inc. (formerly known as Quorum System Inc.) (“Spreadtrum USA”)	US	January 15, 2008	100%
Spreadtrum Communications (Tianjin) Co., Ltd. (“Spreadtrum Tianjin”)	PRC	December 9, 2010	100%
Spreadtrum Communications (Chongqing) Co., Ltd. (“Spreadtrum Chongqing”)	PRC	December 31, 2010	100%
Telegent Systems, Inc. (“Telegent”)	Cayman Islands	August 2, 2011	100%
MobilePeak Holdings, Ltd. (“MobilePeak”)	Cayman Islands	September 30, 2011	86.9%
MobilePeak Systems, Inc. (“MobilePeak USA”)	US	September 30, 2011	Wholly-owned subsidiary of MobilePeak
Shanghai MobilePeak Semiconductor Co., Ltd (“MobilePeak Shanghai”)	PRC	September 30, 2011	Wholly-owned subsidiary of MobilePeak
VIE:
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd (“Spreadtrum Beijing”)	PRC	March 30, 2005	37.9% equity interests held by Spreadtrum Shanghai

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

1. DESCRIPTION OF BUSINESS  – (continued)

Spreadtrum Beijing, a PRC domestic company, was established to perform research and development activities on behalf of Spreadtrum Shanghai and qualify for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing was formed in March 2005 under the names of three PRC nationals who are family members of the Company’s co-founders. In May 2005, the Company entered into a loan agreement with the three PRC nationals who are nominee shareholders of Spreadtrum Beijing, pursuant to which the Company provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into a research and development agreement with Spreadtrum Beijing, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai would reimburse Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and the Company’s co-founders, and the fact that one of the members of the Company’s management is the legal representative of Spreadtrum Beijing, the Company has the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing is deemed a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company consolidates the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected RMB5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. Consequently, Spreadtrum Shanghai now owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and the three PRC national nominee shareholders, each of them, owns approximately 20.7% or, on an aggregative basis, 62.1%, of the equity interest in Spreadtrum Beijing. The transfer of ownership interests to Spreadtrum Shanghai from the three PRC national shareholders was determined to have no impact on the VIE analysis because the three PRC national shareholders are nominees, therefore do not share the Company’s risks and rewards.

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

Pursuant to the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE, and can have assets transferred freely out of the VIE without any restrictions. Therefore, the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE only, except for registered capital of the VIE amounting to approximately $1.7 million as of December 31, 2011. As the consolidated VIE was incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE, which amounted to, in aggregate, approximately $0.3 million as of December 31, 2011.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

1. DESCRIPTION OF BUSINESS  – (continued)

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. In the future, the Company might provide such support on a discretionary basis.

The Company plans to acquire all the equity interests held by the three nominee shareholders and to convert Spreadtrum Beijing into a wholly-owned subsidiary of Spreadtrum Shanghai in 2012.

The following financial information of Spreadtrum Beijing was included in the Company’s consolidated financial statements as of December 31, 2010 and 2011 and for the three years ended December 31, 2009, 2010 and 2011:

	December 31,
	2010	2011
Total assets	$1,277,581	$1,267,325
Total liabilities	$417,902	$299,648

	Year ended December 31,
	2009	2010	2011
Revenue*	$449,372	$1,372,675	$1,412,581
Net income	$41,171	$48,101	$62,514

*	All of Spreadtrum Beijing’s revenue during the years presented was derived from another subsidiary of the Company and was eliminated in full upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The consolidated financial statements include the accounts of Holding, its controlled subsidiaries and its consolidated VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

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

(d) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash, term deposit and accounts receivable. The Company deposits its cash and cash equivalents, restricted cash and term deposit with financial institutions located in jurisdictions where

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

the subsidiaries are located. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. Substantially all revenue was derived from customers located in China, including Hong Kong (Note 15).

The following table summarizes accounts receivable and revenue from customers which accounted for 10% or more of accounts receivable and/or revenue. Customers from A through K are different customers. The Company’s accounts receivable are generally from those customers who do not have the quality inspection period with the Company as mentioned in Note 2(p).

	Accounts receivable December 31,
	2010	2011
Customer A	—	48.2%
Customer B	—	44.3%
Customer C	29.4%	—
Customer D	29.1%	—
Customer E	27.4%	—

	Revenue
	Year ended December 31,
	2009	2010	2011
Customer F	27.1%	23.0%	18.5%
Customer G	15.6%	14.8%	16.7%
Customer H	14.0%	*	11.3%
Customer I	—	*	11.2%
Customer J	*	10.2%	*
Customer K	*	11.6%	*

*	Less than 10% in the year.

(e) Cash and cash equivalents

Cash and cash equivalents are cash on demand, and time deposits and highly-liquid investments with original maturities of three months or less.

(f) Restricted cash

Restricted cash represents cash deposits legally held by banks which are not available for the Company’s general use. As of December 31, 2010, the Company’s restricted cash primarily represents cash deposits whose usage is limited within a customer sponsored project. As of December 31, 2011, the Company’s restricted cash primarily represents cash deposits pledged for the purpose of the Company’s short-term bank borrowings (Note 12(a)).

(g) Term deposit

Term deposit consists of bank deposits with an original maturity of over three months.

Term deposit with an original maturity of over three months but less than a year is classified as short-term deposit and term deposit with an original maturity of more than a year is classified as long-term deposit.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(h) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company makes specific bad debt provisions based on (i) its specific assessment of the collectability of all significant accounts, including age of the receivables; and (ii) any specific knowledge it has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability.

(i) Inventories and deferred costs

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

(k) Acquired intangible assets

Acquired intangible assets consist of software licenses and technology and intangible assets acquired through business acquisitions (Note 3). Software license and technology are amortized using the straight-line method over their respective estimated useful lives (Note 8).

In-progress research and development acquired through business acquisition was capitalized as an indefinite-lived intangible asset subject to impairment testing till completion or abandonment.

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

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

There was no impairment charge recognized for year ended December 31, 2009 and 2011. The Company recognized impairment loss of $4.5 million (Note 8) on acquired intangible assets in 2010.

(m) Business combinations and non-controlling interests

For acquisitions made before December 31, 2008, the acquired assets and liabilities are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

On January 1, 2009, the Company adopted ASC 805. Following the adoption, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to former owners of the acquiree, and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period.

When the Company obtains control over an entity by acquiring an additional interest in that entity, the Company’s previously held equity interest is remeasured to fair value at the date the control is obtained. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the consolidated statement of operations. Subsequent changes in the equity interest of a subsidiary while the Company retains its controlling interests are accounted for as equity transactions.

Following the adoption of ASC810 (formerly referred to as SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”), non-controlling interests were presented as a separate line item in equity.

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

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

No impairment loss was recognized in 2009, 2010 and 2011, respectively.

(o) Other long-term obligations

Other long-term obligations represent the Company's payables on acquired intangible assets (software, license and technology) which are to be settled in installment payments. Other long-term obligations are recognized initially at fair value and are subsequently stated at amortized cost, with accretion of interest charged into “interest expense”.

(p) Revenue recognition

Revenue is generated from the sale of products, including baseband semiconductors and radio frequency transceivers, and the rendering of engineering services, including design services according to customer’s specification, product prototyping, testing services, training and support services.

The Company recognizes revenue from sales of products, including primarily baseband semiconductors and radio frequency transceivers, when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, the Company (i) enters into a master agreement with its customers, which specifies general terms and conditions, or (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. For the Company’s arrangements which do not include rights of return, price protection or other similar privileges (refer to the acceptance provisions as discussed in the following paragraph), the Company records revenue when products are delivered to and accepted by the customers as there are no future remaining obligations. Delivery occurs when title and risk of loss transfer to customers, which is generally at the customers’ designated location.

Certain contracts have specified acceptance provisions (quality inspection) and for such contracts the Company defers the revenue recognition until the acceptance is obtained. In the event that no acceptance note or denial note is received, revenue and cost of sales are recognized when the contractual quality inspection period expires. Any payments received prior to revenue recognition are recorded as advance from customers. For the year ended December 31, 2011, recognized revenue associated with contracts providing for quality acceptance periods was approximately $634 million, representing approximately 94% of total revenue in 2011, compared to approximately $286 million or 83% of total revenue in 2010 and $6 million or 6% of total revenue in 2009.

The Company grants rebate to certain customers depending on the volume of business the customers bring in. The rebates granted are either goods rebate or cash rebate. Goods rebate is “free” products offered to customers and is recorded as cost of sales when revenue is recognized. Cash rebate is recorded as a reduction of revenue when being granted to customers and revenue is recognized. The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such arrangements (generally one to three months). Such contracts were insignificant for all periods presented.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

(q) Government subsidies

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

(r) Shipping and handling costs

Shipping and handling costs relating to sales of $46,364, $133,471 and $235,284 were included in selling expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Shipping and handling costs relating to inventory purchases of $239,607, $745,404 and $1,275,668 were included as a component of cost of revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

(s) Research and development costs

Research and development cost are expensed as incurred.

(t) Software development costs

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

(u) Warranty

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

(v) Share-based compensation

The Company accounts for the stock options granted to employees under provisions of ASC 718, Stock Compensation, which requires all grants of stock options to be recognized in the financial statements based on their grant date fair values. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled.

The Company recognizes compensation expense on share-based awards with only a service condition on a straight-line basis over the requisite service period and for share-based awards with both service and performance conditions on a graded-vesting basis. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

(w) Income Taxes

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

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

Effective January 1, 2007, the Company adopted ASC 740-10-25, pursuant to which the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. See Note 16 for additional information including the impact of adopting ASC 740-10-25 on the Company’s consolidated financial statements.

(x) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income or loss and foreign currency translation adjustment.

(y) Foreign currency translation and foreign currency risk

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

The Company has chosen the US dollar as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as a separate component of comprehensive income (loss) in the consolidated statements of shareholders’ equity and comprehensive income (loss). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and term deposit (including short-term deposit and long-term deposit) denominated in RMB amounted to $246,207,830 and $287,165,952 as of December 31, 2010 and 2011, respectively.

(z) Fair value measurements

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

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

(aa) Income (loss) per share

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

(ab) Reclassification of prior years figures

Certain reclassifications have been made to prior year amounts to conform to the current year presentation, i.e., separate presentation of “deferred costs” on the consolidated balance sheet and separate presentation of “equity in loss of affiliates” on the consolidated statement of operations.

(ac) Recently issued accounting standards

In May 2011, the FASB issued revised guidance on “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance and does not anticipate that this adoption will have a significant impact on the consolidated financial statements.

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income.” The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.” The revised guidance specifies that an entity should defer

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company will adopt this accounting standard upon its effective date for periods beginning after December 15, 2011 and does not anticipate that this adoption will have a significant impact on its financial position or results of operations.

In September 2011, the FASB issued revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company will adopt this accounting standard upon its effective date for periods beginning after December 15, 2011 and does not anticipate that this adoption will have a significant impact on its financial position or results of operations.

3. ACQUISITIONS

The Company did not have any acquisition completed during the year ended December 31, 2009 and 2010. In 2011, the Company completed the following acquisitions.

(a) MobilePeak

MobilePeak is a fabless semiconductor company that specializes in the design of highly integrated UMTS/HSPA+ modem chipsets. The acquisition of MobilePeak will enable the Company to broaden its portfolio of worldwide wireless handset technologies, to make inroads into the WCDMA data card, feature phone, smartphone and tablet markets and to develop the next generation multi-mode FDD-LTE/TD-LTE/WCDMA/TD-SCDMA technologies in the future.

In May and June 2011, the Company acquired in the aggregate all the outstanding preference shares of MobilePeak for cash consideration of $27.2 million. As a result, the Company obtained 48.5% equity interest, on an as-converted basis, in MobilePeak and accounted for the investment in MobilePeak under the equity method of accounting. In addition, in the second quarter 2011, the Company financed MobilePeak with $13.0 million, including bridge loans of approximately $7.8 million and approximately $5.2 million in loans to fund MobilePeak’s working capital and operations. MobilePeak was a variable interest entity at that time. However, the Company was not considered the primary beneficiary of MobilePeak in the second quarter of 2011, given it was not able to control activities of MobilePeak that are significant to its operation . Accordingly, the Company did not consolidate MobilePeak as of June 30, 2011.

On September 30, 2011, the Company acquired an additional 37.4% equity interests (in the form of outstanding ordinary shares) in MobilePeak for total cash consideration of $3.5 million, as a result of which the Company obtained 85.9% equity interests, on an as-converted basis, in MobilePeak. In the third quarter 2011, the Company obtained control over MobilePeak. Accordingly, the Company accounted for the acquisition of additional shares on September 30, 2011 (the date of acquisition) as a business combination achieved in stages and started to consolidate the financial statements of MobilePeak and its subsidiaries from the date of acquisition.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

3. ACQUISITIONS  – (continued)

In December 2011, the Company acquired an additional 1.0% equity interest (in the form of common shares) in MobilePeak from certain minority common shareholders, for cash consideration of $0.1 million. As a result, the Company held 86.9% equity interests, on an as-converted basis, in MobilePeak as of December 31, 2011.

In accordance with requirements from ACS 805 regarding business combination achieved in stages, the Company re-measured its preferred shares it previously obtained in May and June 2011 to their fair value as at the date of acquisition and recognized a gain of $1.5 million in “other income, net” in 2011. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Total purchase price:
Cash consideration paid to acquire preference shares	$27,237,151
Pick-up of equity loss	(1,062,504)
Gains from previously held preference shares upon acquisition	1,460,353
Fair value of 48.5% preferred shares held	$27,635,000
Cash consideration paid to acquire ordinary shares	3,521,996
Accelerated vesting of MobilePeak’s employees stock options (charged to additional paid-in capital)	1,300,000
Cash paid to MobilePeak to settle its liabilities and to finance its operation	12,956,439
Purchase price	$45,413,435
Cash and cash equivalents	$1,104,430
Other current assets	1,451,290
Property and equipments	917,795
Acquired intangible assets:
– Patented and completed technologies	10,300,000
– In-process research and development	11,800,000
Goodwill	31,334,875
Current liabilities	(7,191,080)
Deferred tax liabilities	(1,611,875)
Non-controlling interests at fair value	(2,692,000)
$45,413,435

In 2011, the aggregate cash consideration the Company paid in connection with the acquisition of 86.9% equity interests in MobilePeak amounted to approximately $30.8 million, including $27.2 million to acquire preference shares, $3.5 million to acquire ordinary shares and $0.1 million to acquire additional ordinary shares from non-controlling shareholders. In addition, the Company financed MobilePeak with an amount of $13.0 million, including bridge loans of approximately $7.8 million and approximately $5.2 million in loans to fund MobilePeak’s working capital and operations, which was included in the purchase price allocation as set out in above table. In the aggregate, the consideration and loans amounted to $42.7 million, net of cash acquired of approximately $1.1 million.

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the research and development efforts of the Company and MobilePeak and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

3. ACQUISITIONS  – (continued)

The fair value of intangible assets was measured primarily by the income approach taking into consideration the historical financial performance and estimates of future performance of MobilePeak’s business. The amortization period for the intangible assets acquired is 9 years. In-progress research and development acquired was capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. The in-process research and development is mainly for the Company and MobilePeak’s products in connection with UMTS/HSPA+ mobile devices, which was still under research and development as of December 31, 2011.

The fair value of previously held preference share has been determined using the income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, taking into consideration other factors, as appropriate.

(b) Telegent

(i) Acquisition and purchase price allocation

In August 2011, the Company acquired 100% equity interest in Telegent for total cash consideration of approximately $91.8 million. The acquisition was completed on August 2, 2011, when the Company started to consolidate the financial statements of Telegent and its subsidiaries.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Cash	$83,190,127
Accounts receivable	1,632,862
Other current assets	3,929,107
Property and equipment, net	298,550
Indemnification asset (ii)	5,567,241
Other assets	110,097
Acquired intangible assets:
– Patented and completed technologies	1,000,000
– Software license	1,506,158
Goodwill	2,873,420
Current liabilities	(2,744,806)
Long-term tax liability (ii)	(5,567,241)
Total	$91,795,515

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the research and development efforts of the Company and Telegent and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of patented and completed technologies was established by a form of the income approach known as the relief-from-royalty method, taking into consideration the historical financial performance and estimates of future performance of Telegent’s business. The amortization periods for both the patented and completed technologies and software license acquired are 5 years.

(ii) Indemnification asset and long-term tax liability

According to the agreements entered into between the Company and Telegent’s selling shareholders (“Telegent Selling Shareholders”), subject to certain mutually-agreed limitations, from and after the

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

3. ACQUISITIONS  – (continued)

acquisition date, the Company, Telegent and each of their officers, directors, employees, agents, affiliates and associates (collectively, the “Acquirer Indemnitees”) shall be indemnified and held harmless by Telegent Selling Shareholders, severally but not jointly and based on their respective pro rata portion, from and against any and all losses (whether or not involving a third party claim) incurred by the Acquirer Indemnitees as a result of, among other things, pre-closing taxes which include tax liabilities arising from uncertain tax positions of Telegent. As of December 31, 2011, the Company recorded a long-term tax liability of $5.6 million relating to uncertain tax position of the Telegent business that existed at the acquisition date (Note 16(d)). As such uncertain tax position is indemnified by Telegent Selling Shareholders, the Company recognized the indemnification assets in the same amount of $5.6 million.

(c) Unaudited Pro forma information for 2011 acquisitions

The financial results of each of the businesses acquired in 2011 have been included in the consolidated statements of operations since the respective acquisition dates. The amount of revenues and net loss of each of these businesses included in the consolidated statements of operations for 2011 were as follows:

Year ended December 31, 2011
Revenue:
MobilePeak	$512,479
Telegent	1,475,808
Total	$1,988,287
Net profit (loss):
MobilePeak	$(3,072,851)
Telegent	26,012
Total	$(3,046,839)

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2010 and 2011, as if the acquisitions in 2011 had occurred on January 1, 2010, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	Year Ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)
Revenue	392,868,093	681,789,612
Net income	1,352,827	107,326,539
Earnings per ordinary share:
Basic	$0.01	$0.73
Diluted	$0.009	$0.65

The unaudited pro forma net income for 2010 and 2011 includes $1.3 million and $1.3 million, respectively, for the amortization of identifiable intangible assets, as well as considering amortization of deferred tax liability using the actual effective income tax rate of the acquired business in 2011 and the impact of net loss attributable to non-controlling interests.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

4. INVENTORIES AND DEFERRED COSTS

Inventories and deferred costs consisted of the following:

	December 31,
	2010	2011
Raw materials	$19,340,554	$20,560,078
Work in progress	10,770,078	5,504,571
Finished goods	43,406,115	67,157,355
Total inventories	73,516,747	93,222,004
Deferred costs	59,579,391	64,689,930
Total inventories and deferred costs	$133,096,138	$157,911,934

The balance for deferred costs results from the quality inspection arrangements with customer acceptance provision, which provides customers with a quality inspection period. Pursuant to the terms of such arrangements, the Company delivers its products and receives payments from customers; however, the Company does not recognize revenue until the earlier of the customer’s acceptance of the products or the expiration of quality inspection period (without a prior rejection of the products by the customer). The balance for deferred costs as of December 31, 2011 increased when compared to that of December 31, 2010 because the Company’s volume of business increased from total revenue of $346 million in 2010 to $674 million in 2011, with revenue from contracts with quality inspection provisions representing approximately 94% of total revenue for 2011 as compared to 83% of total revenue for 2010.

The inventory and deferred costs written-down reserve balance amounted to $4,335,613 and $4,008,770 as of December 31, 2010 and 2011, respectively, to reflect the lower of cost or market. The write-down of inventory and deferred costs was $5,432,673, $1,918,214 and $3,652,506 in 2009, 2010 and 2011, respectively, and included in the “Cost of Revenue”. The following table summarizes the movement of inventory and deferred costs write-downs for the years ended December 31, 2009, 2010 and 2011:

Movement of written-down inventory and deferred costs
As of December 31, 2008	$9,458,100
Inventory write-downs	5,432,673
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $14,320	(366,357)
As of December 31, 2009	14,524,416
Inventory write-downs	1,918,214
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $31,260	(6,426,808)
Removal of write-down inventory balance in connection with inventory sales with proceeds of $5,112,188	(5,680,209)
As of December 31, 2010	4,335,613
Inventory write-downs	3,652,506
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $7,808	(154,164)
Removal of write-down inventory balance in connection with inventory sales with proceeds of $4,470,844	(3,825,185)
As of December 31, 2011	$4,008,770

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

4. INVENTORIES AND DEFERRED COSTS  – (continued)

Inventory items previously written down mainly included earlier generation semiconductor chips and wafers relating to older types of products which were phased out. As the Company is generally not able to reliably estimate the sales price of the older types of products as well as when and if there will be potential market/customer demand for these products, write-downs have generally been at 100% of inventory cost. In 2010 and 2011, the Company sold certain older types of products as market demands arose due to the quick recovery of the semiconductor industry and the Company’s business. In connection with discard and sales of the written-down inventories in 2009, 2010 and 2011, the Company recognized increased gross profit in amount of $14,320, $5,143,448 and $4,478,652 for the years ended December 31, 2009 and 2010 and 2011, respectively.

5. PREPAYMENT, OTHER RECEIVABLES AND OTHER CURRENT ASSETS, NET

Prepayment, other receivables and other current assets, net consisted of the following:

	December 31,
	2010	2011
Value-added tax recoverable	$3,545,351	$2,699,961
Prepayments and deposits to vendors	1,569,295	2,446,185
Interest receivable accrued on term deposits	3,467,954	2,279,268
Receivable from custodian to settle employees tax obligations related to RSUs	793,849	1,873,729
Prepaid income tax	1,313,746	1,557,321
Value-added tax refundable on export sales	3,934,001	812,379
Deposits for import value-added tax	1,774,816	148,391
Other prepaid expenses and other current assets	558,141	2,516,663
	$16,957,153	$14,333,897

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2010	2011
Buildings	$20,684,064	$21,740,442
Machinery and equipment	6,323,493	16,749,166
Office furniture, equipment and vehicles	1,704,841	2,219,817
Computer equipment and software	10,926,159	16,695,916
Leasehold and building improvements	4,813,733	6,470,853
	44,452,290	63,876,194
Less: accumulated depreciation and amortization	(16,344,275)	(23,400,970)
	28,108,015	40,475,224
Construction in progress	489,348	1,051,436
	$28,597,363	41,526,660

Depreciation and amortization expense was $3,666,808, $4,201,203 and $6,794,159 for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, there was no property and equipment pledged as collateral for loans. There was no impairment charge recognized in 2009, 2010 and 2011.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

7. FAIR VALUE MEASUREMENTS

As of December 31, 2010 and 2011, the Company does not have any financial assets or liabilities that are re-measured at fair value on a recurring basis subsequent to initial recognition.

Cash and cash equivalents, restricted cash, short-term deposit, accounts receivable, accounts payable, advances from customers, and short-term loans and current portion of long-term loan are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The Company’s long-term deposit includes bank deposits with original maturities of over 1 year at interest rates set by the People’s Bank of China. The carrying amount of long-term deposit was $45.3 million which approximated their fair value as of December 31, 2010. There was no long-term deposit as of December 31, 2011.

The estimated fair value of long-term loan approximated the carrying amount as of December 31, 2010 and 2011. The fair value is measured using the discounted cash flow technique based on the current rate for comparable loans on the respective valuation date which is a level 3 unobservable input.

The Company’s other long-term obligations were incurred for intangible assets acquired. The face value and carrying amounts of other long-term obligations (including both current and non-current portions) as of December 31, 2010 and 2011 are disclosed in Note 13. The estimated fair value of long-term obligations (including both current and non-current portions) amounted to approximately $5.4 million and $5.5 million, respectively, as of December 31, 2010 and 2011. The fair value is measured using the discounted cash flow technique, using the Company’s weighted-average borrowing rate of approximately 5.85% and 6.65% per annum, respectively, as of December 31, 2010 and 2011.

8. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consisted of the following:

	December 31,
	2010	2011
Intangible assets gross amount
Software license and technology, including software license of $1,506,158 acquired from Telegent (Note 3(b))	$52,087,376	$64,446,959
Completed technology acquired from Spreadtrum USA	28,695,000	28,695,000
Patented and completed technology acquired from Telegent (Note 3(b))	—	1,000,000
Patented and completed technology acquired from MobilePeak (Note 3(a))	—	10,300,000
In-progress research and development acquired from MobilePeak (Note 3(a))	—	11,800,000
	80,782,376	116,241,959

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

8. ACQUIRED INTANGIBLE ASSETS, NET  – (continued)

	December 31,
	2010	2011
Less: accumulated amortization
Software license and technology, including software license of $1,506,158 acquired from Telegent	(18,704,660)	(30,594,708)
Completed technology acquired from Spreadtrum USA	(3,729,426)	(4,749,282)
Completed technology acquired from Telegent	—	(83,333)
Completed technology acquired from MobilePeak	—	(286,111)
In-progress research and development acquired from MobilePeak	—	—
	(22,434,086)	(35,713,434)
Less: accumulated impairment
Software license and technology	(9,173,086)	(9,430,794)
Completed technology acquired from Spreadtrum USA	(12,727,250)	(12,727,250)
Completed technology acquired from Telegent	—	—
Completed technology acquired from MobilePeak	—	—
In-progress research and development acquired from MobilePeak	—	—
	(21,900,336)	(22,158,044)
Net book value
Software license and technology, including software license of $1,506,158 acquired from Telegent	24,209,630	24,421,457
Completed technology acquired from Spreadtrum USA	12,238,324	11,218,468
Completed technology acquired from Telegent	—	916,667
Completed technology acquired from MobilePeak	—	10,013,889
In-progress research and development acquired from MobilePeak	—	11,800,000
	$36,447,954	$58,370,481

In 2011, the Company acquired approximately $35 million intangible assets, including $23 million from MobilePeak and Telegent and the remaining are mainly software and technology for the Company’s own use.

Acquired intangible assets are amortized over the estimated useful life. The Company recorded an amortization expense of $4,241,763, $6,264,967 and $13,228,815 for the years ended December 31, 2009, 2010 and 2011, respectively.

The weighted average estimated useful life of software license and technology is 3.28 years and 3.37 years as of December 31, 2010 and 2011, respectively, while the completed technology acquired from Spreadtrum USA is estimated to be 15 years for both 2010 and 2011 and the completed technology acquired from Telegent and MobilePeak is estimated to be 5 years and 9 years in 2011, respectively.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

8. ACQUIRED INTANGIBLE ASSETS, NET  – (continued)

The Company estimated its amortization expenses, excluding in-process research and development, from its existing intangible assets as of December 31, 2011 in the future as follows:

2012	$13,559,007
2013	11,617,154
2014	5,888,903
2015	2,441,500
2016	2,230,835
2017 and thereafter	10,833,082
$46,570,481

In 2010, the Company identified that one technology was rapidly losing market acceptance to competing technology and believed that continued marketing of products using the technology would not be commercially viable. Accordingly, the Company believed these changes warranted the re-assessment of the recoverability of these intangible assets. As a result, the Company concluded that the technology had become obsolete and the remaining carrying amount of $4.5 million was fully impaired in 2010. Accordingly, the Company recorded a $4.5 million impairment loss on intangible assets during 2010. No impairment loss was recorded on intangible assets during 2009 and 2011.

9. LONG-TERM INVESTMENTS

	December 31,
	2010	2011
Investments accounted for under equity method:
– Xi’an Chuang Xin(a)	$—	$—
– Zhanxiang(b)	6,654,247	7,089,995
Investment accounted for under cost method:
– Shanghai Mobil(c)	2,813,052	2,956,720
– Zoom(d)	—	2,900,000
– Others	—	547,612
Total	$9,467,299	$13,494,327

(a)	In September 2008, Spreadtrum Technology established a wholly owned subsidiary in the PRC, Han & Qin Shanghai, through which the Company intended to invest in certain PRC companies. In 2008, Han & Qin Shanghai acquired approximately 39.1% equity interest in Xi’an Chuang Xin Science and Technology Co., Ltd. (“Xi’an Chuang Xin”) for cash of RMB5 million (approximately $0.7 million). The main activities of Xi’an Chuang Xin are research and development, marketing and sales of chips for multimedia products such as digital TV. In 2010, Han & Qin Shanghai disposed its equity interest in Xi’an Chuang Xin to a third party at a price of RMB5 million (approximately $0.7 million) and there was no significant gain or loss resulting from the disposal as the proceeds approximated the carrying value of the investment disposed.
(b)	In December 2009, Spreadtrum Shanghai entered into a joint venture agreement with three other parties to form a joint venture to develop a piece of land adjacent to the Company’s corporate headquarters in Shanghai, China. The joint venture is named Shanghai Zhanxiang Electronics Technology Co., Ltd. (“Zhanxiang”). The registered capital of Zhanxiang is RMB 193.5 million (approximately $28.3 million) and Spreadtrum Shanghai would inject capital of RMB 46.5 million (approximately $6.8 million) in exchange of 24% equity interest. In December 2009, Spreadtrum Shanghai injected RMB 2 million in cash (approximately $0.3 million) into Zhanxiang. Spreadtrum Shanghai paid a deposit of RMB 46.5

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

9. LONG-TERM INVESTMENTS  – (continued)

million (approximately $6.8 million) for land use rights to this parcel of land in 2007 and recorded such deposit in other long term assets as of December 31, 2009. Under a series of agreements entered into by Spreadtrum Shanghai with other investors of Zhanxiang in 2009, Spreadtrum Shanghai agreed to exchange, in substance, the deposit it had paid for the land use rights as its capital contribution into Zhanxiang. In February 2010, Spreadtrum Shanghai received a refund of its deposit for the land use rights in the amount of RMB 46.5 million (approximately $6.8 million). Thereafter, Spreadtrum Shanghai injected RMB 44.4 million (approximately $6.5 million) into Zhanxiang to complete the capital contribution for its 24% equity interest in Zhanxiang.
(c)	In December 2010, Spreadtrum Tianjin acquired 4.0% equity interest of Shanghai Mobil Embedded Technology Co., Ltd. (“Shanghai Mobil”) at a cash consideration of RMB18.6 million (approximately $2.8 million). The main activities of Shanghai Mobil are development of mobile phone related software platform, games and applications.
(d)	In October 2011, Spreadtrum acquired 8.3% equity interest of Zoom Technologies, Inc. (“Zoom”) for cash consideration of $2.9 million. The main activities of Zoom are manufacturing, R&D and sale of the latest generation mobile phones and related products.

The Company accounted for investment in Zhanxiang using the equity method of accounting due to the fact that the Company has significant influence on the company. The Company recorded $22,033, $114,560 and $1,184,716 as its share of the net loss of the equity investment in 2009, 2010 and 2011, respectively. The Company accounted for investment in Shanghai Mobil, Zoom and other equity investments using cost method as the Company does not have significant influence on these companies.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

10. GOODWILL

The movements of goodwill for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Spreadtrum USA	MobilePeak	Telegent	Total
Gross amount of goodwill
Balance as of December 31, 2008	$32,344,959	$—	$—	$32,344,959
Adjustment to goodwill balance	2,000,000	—	—	2,000,000
Balance as of December 31, 2009	34,344,959	—	—	34,344,959
Balance as of December 31, 2010	34,344,959	—	—	34,344,959
Acquisitions in 2011	—	31,334,875	2,873,420	34,208,295
Balance as of December 31, 2011	$34,344,959	$31,334,875	$2,873,420	$68,553,254
Accumulated impairment loss
Balance as of December 31, 2008	$(32,344,959)	$—	$—	$(32,344,959)
Balance as of December 31, 2009	(32,344,959)	—	—	(32,344,959)
Balance as of December 31, 2010	(32,344,959)	—	—	(32,344,959)
Balance as of December 31, 2011	$(32,344,959)	$—	$—	$(32,344,959)
Net carrying amount
Balance as of December 31, 2008	$—	$—	$—	$—
Balance as of December 31, 2009	2,000,000	—	—	2,000,000
Balance as of December 31, 2010	2,000,000	—	—	2,000,000
Balance as of December 31, 2011	$2,000,000	$31,334,875	$2,873,420	$36,208,295

The adjustment to goodwill in 2009 relates to the Spreadtrum USA earn-out payment due to the achievement of a performance target, as stipulated in the acquisition agreements.

The Company performed goodwill impairment tests as of December 31, 2009, 2010 and 2011 and determined that no additional impairment to goodwill needs to be provided during the years then ended.

11. OTHER LONG TERM ASSETS

	December 31,
	2010	2011
Prepayment for use right of certain equipment(a)	$—	$3,000,000
Rental deposits and others	792,466	586,701
	$792,466	$3,586,701

(a)	In October 2011, the Company entered into a Technical Cooperation Agreement with a third party, pursuant to which the Company and the third party would jointly set up a laboratory, for the purpose of testing in connection with the next generation telecommunication techniques. The Company’s obligation is to contribute cash of $5 million, which is estimated to be approximately half the expenditure budget to set up the laboratory. The laboratory will be jointly owned by the Company and the third party. As of December 31, 2011, the Company had paid out $3 million in cash and the construction of the laboratory was still in process. The Company will amortize the prepayment over the expected life of the laboratory, upon completion of the construction.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

12. SHORT-TERM AND LONG-TERM LOANS

The Company’s short-term and long-term loans are bank borrowings as follows:

	December 31,
	2010	2011
Short-term bank borrowings(a)	$—	$64,013,835
Long-term bank borrowings – current portion(b)	—	47,612,246
	$—	111,626,081

(a) Short-term bank borrowings

The short-term bank borrowings outstanding as of December 31, 2011 carried a weighted average interest rate of 2.84% per annum. The borrowings were repayable in one year of their respective draw-down timing. Proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings bear financial covenants or restrictions other than pledge of the Company’s assets as described below.

Short-term bank borrowings as of December 31, 2011 included borrowings of $50,000,000 and $14,013,835 which were denominated in USD and HK dollars, respectively.

As of December 31, 2011, the Company’s short-term bank borrowings of $64,013,835 were pledged by the Company’s term deposits, which were recorded as restricted cash, of approximately $69.9 million.

(b) Long-term bank borrowings

	December 31,
	2010	2011
Long-term bank borrowings	$45,298,746	$47,612,246
Less: current portion	—	(47,612,246)
Non-current portion	$45,298,746	$—

In April 2009, the Company entered into a 3-year loan agreement for RMB300 million with a PRC financial institution, all of which was drawn down in April 2009. The bank loan is unsecured and bears an initial interest at 5.40% per annum which will be reset annually at the then applicable benchmark rate as set by the People’s Bank of China. As of December 31, 2009, 2010 and 2011, applicable interest rates were 5.4%, 5.85% and 6.65% per annum, respectively. The movement in long-term bank borrowings during the year presented was a result of effect from change in exchange rate.

The local government has agreed to reimburse a portion of the interest expense on the long-term bank borrowings. In 2009 and 2010, the Company received RMB5 million and RMB10 million, respectively, from local government as a reimbursement of the bank loan interests incurred, which was recorded as reduction of interest expense. The Company did not receive any such reimbursement in 2011.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

13. OTHER LONG-TERM OBLIGATIONS

The Company entered into certain software, license and technology agreements for acquired intangible asset which are to be settled by installment payments. Installments payable as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010		2011
	Face value	Carrying amounts	Face value	Carrying amounts
Maturity
2011	$3,187,461	$3,134,113	$—	$—
2012	449,743	411,546	839,236	816,307
2013	750,000	672,166	948,391	895,510
2014	1,500,000	1,275,458	1,500,000	1,344,332
2015	1,500,000	1,210,112	1,500,000	1,275,458
After 2015	2,500,000	1,913,522	2,500,000	2,016,853
	$9,887,204	$8,616,917	$7,287,627	$6,348,460
Less: Current portion of other long-term obligations	(3,187,461)	(3,134,113)	(839,236)	(816,307)
Non-current portion of other long-term obligations	$6,699,743	$5,482,804	$6,448,391	$5,532,153

These other long-term obligations were interest free and their fair value as of December 31, 2010 and 2011 is disclosed in Note 7.

The average discount rates used to determine the carrying amounts during the year ended December 31, 2010 and 2011 were 5.85% and 6.65% per annum, respectively.

The current portion of other long-term obligations is recorded as part of “accounts payable” on the balance sheet.

Accretion to the carrying amounts amounted to $191,210, $346,777 and $352,876 for the years ended December 31, 2009, 2010 and 2011, respectively, and was recorded under interest expense.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2010	2011
Government subsidies(a)	$7,211,625	$24,170,765
Accrued employee compensation	8,671,334	15,091,608
Accrued royalty(b)	5,446,604	6,562,351
Dividend payable(c)	—	4,725,846
Accrued research and development expenses(d)	4,000,000	7,149,883
Accrued professional service fee	967,704	1,566,687
Employee individual income tax payable withheld	1,874,374	2,264,751
Customer deposits	1,149,250	1,244,111
Accrued warranty(f)	427,581	1,199,348
Accrued contingent loss relating to litigations (Note 22)	845,577	888,762
Accrued goods rebate to customers	3,971,460	—
Subsidies received from a telecom operator for TD-SCDMA product development(e)	2,959,518	—
Other accrued expenses and current liabilities	2,122,348	1,790,078
	$39,647,375	$66,654,190

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES  – (continued)

(a) Government subsidies

The Company received subsidies from the Chinese government to fund certain research and development activities and acquisition of equipment, which amounted to $4.9 million, $11.4 million and $20.0 million in 2009, 2010 and 2011, respectively.

Amounts of $1,510,864, $5,000,912 and $2,872,830 of the government subsidies received have been applied to research and development activities and recorded as a reduction of research and development expenses incurred for the years ended December 31, 2009, 2010 and 2011, respectively. Refer to Note 12 for government subsidies received that have been applied to off-setting interest expenses.

Amounts of $1,017,956, $326,628 and $159,043 of the government subsidies received have been used for the acquisition of specific equipment and recorded as a reduction of the cost of that equipment for the years ended December 31, 2009, 2010 and 2011, respectively.

Included in the accrued expenses and other current liabilities of the consolidated balance sheets as of December 31, 2010 and 2011 were government subsidies relating to research and development activities of $7,211,625 and $24,170,765, respectively, as the conditions for those specific research and development projects to earn the subsidies have not been met. The government grants received will be recognized as a reduction to research and development expense or as a reduction to the carrying value of the related depreciable assets, when the Company meets all milestones and conditions indicated in the grant agreement.

(b) Royalty

The Company has entered into certain license and technology agreements with third parties, which require the Company to pay royalty for sale of products using the relevant technology license or to pay the minimum royalty according to the term of the agreements. The Company recorded royalty expense of $3,228,805, $14,439,235 and $23,929,672 for the years ended December 31, 2009, 2010 and 2011, respectively. Royalty expense is included as part of cost of revenue upon the corresponding revenue being recognized.

(c) Dividend payable

In the second, third and fourth quarters of 2011, the Company announced quarterly dividends of $0.05, $0.05 and $0.10 per ADS, respectively, to shareholders. As of December 31, 2011, the Company had paid out the second and third quarter dividend and the fourth quarter dividend in the aggregate amount of $4.7 million was recorded as a liability.

(d) Accrued research and development expenses

The Company entered into a R&D contract with a third-party supplier in October 2010. According to the agreement, the Company would reimburse the R&D costs incurred by the supplier with a non-refundable amount of $7 million. The completion of the R&D project will help the supplier and the Company with reducing production costs through savings in material consumption, reduction in failure rate and improvement in efficiency. The R&D project has been completed in the fourth quarter of 2010 according to the schedule specified in the agreement. The Company charged this $7 million to research and development expenses in 2010 and as of December 31, 2010, the Company recorded $3 million under “Accounts Payable” upon receiving of billing from the supplier and the remaining $4 million under accrued expenses and other current liabilities. The Company paid the $7 million in 2011.

In 2011, to expedite its R&D process, the Company entered into certain R&D agreements with other third parties to outsource some of its R&D activities. As of December 31, 2011, accrued expenses related to these R&D agreements amounted to $7.1 million.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES  – (continued)

In 2009, 2010 and 2011, nil, $7 million and $25 million, respectively, were expensed off relating to outsourced R&D activities.

(e) Subsidies received from a telecommunication operator for TD-SCDMA product development

Spreadtrum Shanghai entered into two multi-party contracts with a telecom operator (the “operator”) in the second quarter of 2009 to participate in the operator’s sponsored subsidized program for the promotion of TD-SCDMA products. According to the contracts, the operator would contribute certain research and development funds to Spreadtrum Shanghai to subsidize its research and development of TD-SCDMA products if Spreadtrum Shanghai were to achieve certain milestones and targets. If Spreadtrum Shanghai were to fail to achieve such milestones and targets, Spreadtrum Shanghai would be required to return all research and development funds received and, in addition, subject to penalties equal to a portion of the funds received.

As of December 31, 2009, Spreadtrum Shanghai has received from the operator RMB39.2 million funds (approximately $5.7 million) in the aggregate, representing RMB19.6 million (approximately $2.9 million) for each of the two contracts, which funds were included in accrued expenses and other liabilities. Spreadtrum Shanghai did not receive any such funds in 2010. As of December 31, 2010, Spreadtrum Shanghai had substantially fulfilled major milestones and passed critical performance tests which were required under one of the contracts, in connection with the aforementioned receipts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB19.6 million (approximately $2.9 million) as a reduction of research and development expenses.

In 2011, Spreadtrum Shanghai received from the operator an additional amount of RMB49.0 million (approximately $7.4 million) in the aggregate, representing RMB24.5 million (approximately $3.7 million) for each of the two contracts. As of December 31, 2011, Spreadtrum Shanghai had substantially fulfilled all major milestones and passed critical performance tests which were required under the contracts, in connection with the aforementioned receipts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB68.6 million (approximately $10.3 million), including RMB19.6 million (approximately $2.9 million) carried forward from 2010 and RMB49.0 million (approximately $7.4 million) received in 2011, as a reduction of research and development expenses in 2011.

(f) Warranty

The change in accrued warranty was summarized as follows:

	December 31,
	2009	2010	2011
Beginning balance	$537,209	$136,239	$427,581
Warranty provision	636,968	1,206,018	2,055,371
Warranty cost incurred	(1,037,938)	(914,676)	(1,283,604)
Ending balance	$136,239	$427,581	$1,199,348

The Company offers a one-year warranty on all of its products and accrues the estimated cost of product warranty at the time when revenue is recognized.

15. SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with guidance of “Disclosures about Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company believes currently it operates in one segment of baseband processor and RF solutions.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

15. SEGMENT AND GEOGRAPHIC INFORMATION  – (continued)

The Company’s customers include handset device manufacturers, Independent Design Houses, Original Design Manufacturers and distributors. The handset device products manufactured by these handset device manufacturers, Independent Design Houses, Original Design Manufacturers and customers of the distributors are then sold to emerging markets, including China, India, South-East Asia, Africa and South America. The following table summarizes the Company’s revenue generated from these customers based on their respective geographic locations for the years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009	2010	2011
Hong Kong	$89,175,527	$310,317,223	$636,898,061
Mainland China, excluding Hong Kong	9,232,369	27,730,120	33,434,556
Others	6,661,794	8,291,399	3,923,273
Total	$105,069,690	$346,338,742	$674,255,890

Most of the Company’s long-lived assets were located in the PRC except intangible assets and property and equipment of Holding which resides with Holding.

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

Before 2008, Foreign-invested Integrated Circuit (“IC”) design corporations were entitled to income tax exemption for the first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified Foreign-invested IC design corporation, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as a “new and high technology corporations strongly supported by the state” from the relevant tax authorities in December 2008. Since the new CIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate will increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22% and 24%, respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15%

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

16. INCOME TAXES  – (continued)

preferential tax rate after the transition period expires after 2012 if it continually qualifies as “new and high technology corporations strongly supported by the state” (“NHTE”). In 2011, Spreadtrum Shanghai completed the renewal of NHTE qualification for the succeeding three years from 2011 to 2013. Spreadtrum Shanghai’s income tax rate was 10%, 11% and 12%, respectively, in 2009, 2010 and 2011.

Before 2008, as a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Spreadtrum Beijing was subject to PRC income tax at a preferential tax rate of 15%, and was entitled to an income tax exemption from 2005 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2010 based on the approval obtained from the tax authority. Pursuant to the new CIT law, Spreadtrum Beijing was subject to 25% tax rate starting from 2008 since it did not qualify as “new and high technology corporations strongly supported by the state”. It has entered its first year of accumulated profit making and started to pay income tax in 2009. Spreadtrum Beijing’s income tax rate was 25%, 25% and 25%, respectively, in 2009, 2010 and 2011.

Shanghai Technology was established in Shanghai Waigaoqiao Free Trade Zone and was subject to PRC income tax at a preferential rate of 15% in 2007. It has entered its first year of accumulated profitability and started to pay income tax in 2007. Because Shanghai Technology is located in Shanghai Pudong New District, it was subject to a transitional income tax rate of 20% in 2009, 22% in 2010, and 24% in 2011, respectively, and will be subject to 25% in 2012. Spreadtrum USA is subject to US federal and state income taxes of 34% and 8.84%, respectively. The state income tax paid is deductible for US federal income tax purposes and the combined US federal and state income tax rate is approximately 39.8%.

In August 2011, the Company acquired 100% equity interest in Telegent for a total consideration of approximately $91.8 million. The acquisition was completed on August 2, 2011, when the Company started to consolidate the financial statements of Telegent and its subsidiaries (Note 3(b)). Telegent is a tax-exempted company incorporated in the Cayman Islands.

On September 30, 2011 The Company completed the acquisition of majority shareholding (85.9%) of MobilePeak and started to consolidate the financial statements of MobilePeak and its subsidiaries from the date of acquisition (Note 3(a)). MobilePeak is a tax-exempted company incorporated in the Cayman Islands.

MobilePeak Shanghai is a qualified IC design company and thus it enjoys the preferential policy of “two year exemption, three year half” since its first tax profitable year. As MobilePeak Shanghai is carrying a huge tax loss as of December 31, 2011, the Company estimates that 2014 will be the first year that MobilePeak Shanghai becomes accumulated profitable and starts the tax holiday.

(b) Income tax expenses

The provision for income taxes, by location of the taxing jurisdiction, for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year ended December 31,
	2009	2010	2011
PRC current tax	$945,617	$8,619,367	$16,465,233
PRC deferred tax	(66,989)	(500,015)	(1,265,238)
	$878,628	$8,119,352	15,199,995
US current tax	(3,935)	10,243	42,487
US deferred tax	150,000	—	(150,000)
	$146,065	$10,243	$(107,513)
Total provision for income taxes	$1,024,693	$8,129,595	$15,092,482

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

16. INCOME TAXES  – (continued)

(c) Deferred income tax

The significant components of the Company’s deferred income tax assets and liabilities consisted of the following:

	December 31,
	2010	2011
Deferred tax assets:
Research and development credits	$4,336,030	$5,318,863
Reserves and accruals recognized in different periods	2,028,255	3,987,803
Fixed assets basis difference	27,190	10,782
Tax loss carrying forward	5,710,026	4,864,436
Others	829,652	549,690
	$12,931,153	$14,731,574
Less: valuation allowance	(10,467,345)	(10,998,492)
Deferred tax assets, net	$2,463,808	$3,733,082
Analyzed as:
Current	$1,669,670	$2,913,678
Non-current	794,138	819,404
Deferred tax liabilities:
Timing difference relating to intangible assets arising from a business combination (Note 3(a))	$—	$(1,611,875)

The net change of the deferred tax assets in 2010 and 2011 was $0.5 million and $1.3 million, respectively. The net change of the deferred tax liability in 2010 and 2011 was nil and $1.6 million, respectively.

As of December 31, 2010 and 2011, the Company had approximately $46.8 million and $32.2 million of tax loss carry-forwards available to offset against future taxable income respectively, certain amounts of which will expire in varying amounts from 2014 to 2028.

As of December 31, 2010 and 2011, respectively, the Company had approximately $4.3 million and $5.3 million of research and development credits, certain amounts of which will expire in varying amounts from 2021 to 2030 for 2010 and from 2021 to 2031 for 2011.

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

In 2010 and 2011, based on the current profit, projected future profitability and other available evidences, the Company believes that its deferred tax assets in certain tax jurisdiction will not be fully realizable. Thus, a valuation allowance was provided for deferred tax assets.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

16. INCOME TAXES  – (continued)

The net changes in valuation allowance on deferred tax assets during the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year ended December 31,
	2009	2010	2011
Balance at January 1	$(13,495,606)	$(12,516,413)	$(10,467,345)
Net change in valuation allowance during the year	979,193	2,049,068	(531,147)
Balance at December 31	$(12,516,413)	$(10,467,345)	$(10,998,492)

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

As of December 31, 2009, 2010 and 2011, unrecognized tax benefits were approximated $2.6 million, $3.1 million and $7.0 million, respectively. The total amount of unrecognized tax benefit if recognized that would favorably affect the effective tax rate is $1.9 million, $2.1 million and $5.7 million at end of year 2009, 2010 and 2011, respectively.

Unrecognized tax benefit – December 31, 2008	$2,566,205
Gross increases – tax positions in current period	198,966
Lapse of statute of limitations	(181,190)
Unrecognized tax benefit – December 31, 2009	$2,583,981
Gross increases – tax positions in current period	477,996
Lapse of statute of limitations	—
Unrecognized tax benefit – December 31, 2010	$3,061,977
Gross increase – tax positions in current period	455,783
Gross increase – arising from acquisition of Telegent (Note 3(b))	5,567,241
Lapse of statute of limitations	(45,446)
Release of prior year tax positions	(2,040,211)
Unrecognized tax benefit – December 31, 2011	$6,999,344

The Company classifies interest and/or penalties related to income tax matters in income tax expense. In 2009, 2010 and 2011, the Company accrued interest of $0.2 million each year related to the uncertain tax positions.

Upon acquisition of Telegent, the Company recorded $5.6 million unrecognized tax benefits of Telegent as long-term tax liabilities in its consolidated balance sheets as of December 31, 2011, which relates to effectively connected income exposure and research and development credit of Telegent. The Company classified the amounts as long-term tax liabilities because payment of cash or settlement is not anticipated within one year from the balance sheet date. Pursuant to the merger agreements entered into with Telegent Selling Shareholders, the Telegent Selling Shareholders agreed to indemnify the Company any pre-closing taxes which include the uncertain tax provisions.

In 2011, the Company re-assessed one of its uncertain tax positions carried forward from before 2008 under the current environment and further clarified the matter with the in-charge tax authority, as a result of

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

16. INCOME TAXES  – (continued)

which the potential tax liability exposure is considered remote. Accordingly, the Company released the uncertain tax position in the amount of $2.0 million in 2011.

The Company and its subsidiaries file U.S federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. The Company’s US subsidiaries’ federal income tax returns for 2007 through 2011 and California state income tax returns for 2006 through 2011 are open tax years, subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion.

(e) Effective tax rate

Reconciliation between the total income tax expense (benefit) computed by applying the applicable corporate income tax rate of 25% to the income (loss) before taxes and the actual income tax expense was as follows:

	2009	2010	2011
PRC statutory Income Tax Rate	25%	25%	25%
Effect of different tax rate of Holding and subsidiaries	-38%	-12%	-11%
Effect of tax rates in foreign jurisdictions	-4%	6%	6%
Expense not deductible for tax purpose	1%	-1%	-1%
Benefit of tax holiday	2%	-3%	-7%
Change in valuation allowance	8%	-2%	0%
Release of prior year uncertain tax position	—	—	-1%
Other	—	-2%	-1%
	-6%	11%	10%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2009	2010	2011
The aggregate dollar effect	$(312,104)	$(9,089,241)	$(10,266,362)
Per share effect – basic	$(0.002)	$(0.06)	$(0.07)
Per share effect – diluted	$(0.002)	$(0.06)	$(0.07)

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

The new CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their holding companies outside mainland China. As of December 31, 2010 and 2011, the Company had not recorded any withholding tax on the undistributed earnings of its PRC subsidiaries amounting to approximately $65.1 million and $126.6 million, respectively, since the Company intends to indefinitely reinvest these earnings to further expand its business in mainland China, and there is no intention of its PRC subsidiaries to declare any dividend to the Company.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

17. SHARE REPURCHASE

Treasury stock represents of share repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method.

On June 17, 2011, the Board of Directors authorized a share repurchase program under which the Company may repurchase up to $100 million of its ADSs pursuant to a Rule 10b5-1 repurchase plan. The repurchase program does not obligate the Company to repurchase a minimum number of shares, and the program may be suspended or canceled without prior notice. As of December 31, 2011, under the repurchase plan, the Company had repurchased an aggregate of 2,605,571 ADSs, representing 7,816,713 ordinary shares, on the open market for total cash consideration of $35,711,684. These shares were cancelled in January 2012.

On December 16, 2011, the Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50 million of its ADSs pursuant to a Rule 10b5-1 repurchase plan. As of December 31, 2011, under the repurchase plan, the Company had repurchased an aggregate of 209,428 ADSs, representing 628,284 ordinary shares, on the open market for total cash consideration of $4,394,648.

As at December 31, 2011, the repurchased 8.4 million shares were presented as “treasury stock” on the balance sheet.

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS

In 2001, the Company adopted the 2001 Stock Plan (the “2001 Plan”). The Company originally reserved 5,100,000 ordinary shares for issuance to employees, directors and consultants under the Plan. As of December 31, 2007, the authorized number of shares issuable under the Plan was 35,922,737. Options granted under the 2001 Plan may be incentive stock options, nonqualified stock options or stock purchase rights. Options granted under the 2001 Plan generally vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The Company ceased to grant options under the 2001 Plan after December 31, 2007. As of December 31, 2011, 2,589,968 options were outstanding under the 2001 Plan.

In 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”). The Company originally reserved 15,000,000 ordinary shares for issuance to employees, directors and consultants under the 2007 Plan. As of December 31, 2009, 2010 and 2011, the authorized number of shares issuable under the Plan was 26,788,107, 32,311,763, and 40,860,293 respectively. The 2007 Plan permits the grant of incentive stock options, nonqualified stock options, restricted shares, restricted share units (“RSUs”), share appreciation rights, performance units and performance shares, stock purchase rights. Shares options granted under 2007 Incentive Plan are generally vested over a four year period. As of December 31, 2011, 15,416,039 options and 13,113,228 RSUs were outstanding under the 2007 Plan.

Restricted share units (“RSUs”) may be granted at any time and from time to time as determined by the Company. The Company will set vesting criteria in its discretion, which will determine the number of restricted share units that will be paid out to the participant. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the Company.

Except for the stock options and the RSUs discussed above, the Company has not issued any restricted shares, performance units, performance shares and stock purchase rights for each year presented.

The Company adopted the provisions of ASC 718 effective January 1, 2006 and recorded compensation expense of $9,698,738, $10,285,561 and $16,393,012 for the years ended December 31, 2009, 2010 and 2011, respectively.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS  – (continued)

Stock Options to Employees

The following is a summary of stock option activities under the 2001 and 2007 Plan in 2011:

	Number of options outstanding	Weighted average exercise price
Balance at December 31, 2010	18,209,410	$1.12
Granted (weighted average fair value of $3.53 per share)	2,400,000	$5.55
Exercised	(2,509,266)	$1.01
Forfeited	(94,137)	$0.80
Balance at December 31, 2011	18,006,007	$1.73

Additional information regarding options outstanding as of December 31, 2011 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Options outstanding	18,006,007	$1.73	6.39 years	$94,146,197
Options vested and expected to vest	13,427,967	$1.77	6.45 years	$69,697,593
Options exercisable	10,214,612	$1.28	6.47 years	$57,973,204

As of December 31, 2011, there was $12,165,530 unrecognized compensation expense related to unvested stock options granted under the 2001 and 2007 Plan, which is expected to be recognized over a weighted-average period of 1.22 years.

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

In 2010, the Company granted total 2,596,663 options to certain employees. These options, except 300,000 options granted on May 14, 2010, vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter, The 300,000 options granted on May 14, 2010 vest over a four-year period, with 1/48 vesting of the total shares per month. The weighted average exercise price of these options is $2.51 per share. There is no intrinsic value associated with these option grants.

In 2011, the Company granted total 2,400,000 options to certain employee. These options vest over a three-year period, with 1/36 vesting of the total shares per month. The exercise price of these options is $5.55 per share. There is no intrinsic value associated with these option grants.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS  – (continued)

The following table summarizes information regarding options granted in the year ended December 31, 2009, 2010 and 2011, respectively:

Grant date	Number of Options issued	Exercise Price
February 23, 2009	407,835	$0.32
May 26, 2009	403,000	$0.56
May 26, 2009	3,568,594	$0.56
June 8, 2009	850,000	$0.80
June 19, 2009	7,049,800	$0.86
November 14, 2009	529,000	$1.80
	12,808,229

Grant date	Number of Options issued	Exercise Price
March 19, 2010	895,000	$2.03
May 14, 2010	1,701,663	$2.76
	2,596,663

Grant date	Number of Options issued	Exercise Price
June 6, 2011	2,400,000	$5.55

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $0.57, $1.72, and $3.53 respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011, was $1,840,583, $9,427,181 and $15,527,919, respectively.

Option modification

In February 2009, the Company offered an option exchange to certain outstanding options granted under the 2001 Plan, which reduced the number of options and exercise prices of these options. The offer is to exchange the eligible outstanding options, whether vested or unvested, for new options to be granted under the Company’s 2007 Plan. Each new option will be subject to the terms of the 2007 plan with a new vesting period which is the first 3 months cliff vesting, monthly pro rata vesting for the remaining vesting period around 3 years of 10 years’ life period. There were total 1,468,813 shares of original options from 77 employees exchanged to 407,835 shares of new options under this program. The Company compared the fair value of the modified options against the original awards as of the modification date and concluded that there is no incremental compensation cost to be recognized as the number of awards have been reduced during the modification. The modification, the weighted average exercise price before and after the modification are $2.55 and $0.32 respectively. There was no option modification in 2010 and 2011.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS  – (continued)

The Company values options using the Black-Scholes-Merton option pricing model. The following assumptions were used in determining the fair value of the options for the years ended December 31, 2009, 2010 and 2011, respectively.

	Year ended December 31,
	2009	2010	2011
Risk-free rate of return	2.68%	2.67%	1.95%
Expected life	6.08 years	6.08 years	5.77 years
Expected volatility rate	82 – 85%	77 – 79%	72%
Dividend yield	Nil	Nil	Nil

The Company uses the Black-Scholes-Merton option-pricing model to estimate the fair value of each stock option grant in 2009, 2010 and 2011. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price and four comparable companies’ stock prices. The Company has applied the provisions of ASC 718-10-S99 regarding the use of the simplified method in developing estimates of the expected lives of stock options. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. Expected dividend yield is determined in view of the Company’s historical dividend as well as expected future pay out rate.

In 2009 and 2010, the Company issued options to part-time employees and board members to purchase 1,755,000 and 300,000 ordinary shares at exercise prices in the range of $0.56 – $2.76 per share. These options are accounted for as equity awards. The options issued have 25% cliff vesting on their first anniversary, and the remaining shares vest 1/48 per month thereafter. The options expire 10 years from the date of grant.

The Company recorded share-based compensation expense of $335,327, $544,111 and $283,344 relating to these option grants for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, 1,924,665 and 1,402,694 options granted to part time employees and board members were outstanding and exercisable, respectively.

RSUs to Employees

The following table summarizes information regarding RSUs granted in the year ended December 31, 2009, 2010 and 2011, respectively:

Grant date	Number of RSUs issued	Fair value on grant date
May 26, 2009	707,278	$0.56
June 19, 2009	795,000	$0.86
November 14, 2009	360,000	$1.80
	1,862,278

Grant date	Number of RSUs issued	Fair value on grant date
March 19, 2010	2,539,750	$2.03
August 5, 2010	895,240	$3.17
	3,434,990

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS  – (continued)

Grant date	Number of RSUs issued	Fair value on grant date
January 4, 2011	3,004,983	$6.08
June 28, 2011	4,360,800	$4.16
November 22, 2011	2,100,000	$8.00
	9,465,783

The RSUs were granted in anticipation of services to be provided from the employee during the respective vesting periods or in certain cases with performance conditions, in addition to the service condition (see last section of Note 18). The Company accounts for RSUs in accordance with ASC 718 and records the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. The Company granted 1,862,278, 3,434,990 and 9,465,783 RSUs, with an aggregate grant-date fair value of approximately $1.73 million, $7.99 million and $53.2 million, for the year ended December 31, 2009, 2010 and 2011, respectively. During the year ended December 31, 2009, 2010 and 2011, 2,786,688, 2,627,178 and 2,098,377 RSUs vested with a total grant-date fair value of $7.74 million, $5.97 million and $6.13 million, respectively. The fair value at the vesting date of the RSUs vested in 2009, 2010 and 2011 are about $2.63 million, $8.07 million and $13.9 million, respectively.

The following is a summary of RSU activities under the 2007 Plan in 2011:

	Number of RSUs outstanding	Weighted-average grant-date fair value
Unvested balance at December 31, 2010	5,931,291	$2.09
Granted	9,465,783	$5.62
Vested	(2,098,377)	$2.92
Forfeited	(185,469)	$4.53
Unvested balance at December 31, 2011	13,113,228	$4.47

As of December 31, 2011, there was $50,268,432 unrecognized compensation expense related to unvested share-based compensation of RSUs granted under the 2007 Plan, which is expected to be recognized over a weighted-average period of 1.31 years.

RSU modification

In December 2009, the Company’s Board of Directors approved an RSU modification to extend the deadline from January 15, 2010 to July 15, 2010 of the performance conditions for certain RSUs granted on January 16, 2008. Such performance conditions were met on April 15, 2010. Other terms of the option grants remain unchanged. The Company compared the fair value of the modified RSUs against the original awards as of the modification date and concluded that there is incremental compensation cost of $0.55 million to be recognized over the remaining vesting period (up to July 2010). Insignificant incremental charge has been recognized in 2009 due to proximity of modification date to the year end.

Stock Reserved for Future Issuance

As of December 31, 2011, the Company reserved the following shares of authorized but unissued ordinary shares for future issuance:

Stock options outstanding	18,006,007
RSUs outstanding	13,113,228
Ordinary shares available for grant	884,883
32,004,118

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS  – (continued)

Stock options and RSUs based on milestones

During the year ended and as of December 31, 2011, the Company had granted and would grant equity awards to certain employees, based on respective stages during technology development (“Milestones”). In 2011, the Company granted 967,050 RSUs (fair value of which amounted to approximately $7.8 million on the date of grant) to certain employees which would vest commencing from the achievement of the Milestones. Upon the achievement of the Milestones, the Company will reward certain employee stock options to subscribe for ADSs of the Company.

The Company assessed the probability of each of the aforementioned Milestones and considered that none of the Milestones is probable as of December 31, 2011 and, accordingly, no expense was recorded in 2011 in connection with the RSUs and the stock options linked to the Milestones.

19. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Company is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Company’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of net profit to Holding in the form of dividends. As of December 31, 2010 and 2011, total restricted net assets held by the Company’s PRC subsidiaries were $42.4 million and $54.6 million, respectively, which were not available for distribution to the Company. These amounts are made up of the registered capital of the Company’s PRC subsidiaries and the statutory reserves.

The Company has statutory reserve balance of $7,230,475 and $12,754,349 as of December 31, 2010 and 2011.

The Company’s appropriation of dividend to shareholders is discussed in Note 14(c).

20. RETIREMENT PLAN

The Company’s local PRC employees are entitled to a retirement benefit, based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed pension plan equivalent to certain percentage of the monthly basic salary, subject to a ceiling, of current local PRC employees. Local PRC employees are required to make contributions equivalent to certain percentage of their basic salary, subject to a ceiling. The Company’s contribution to the pension plan was $1,903,948, $2,438,199 and $3,947,464 for the years ended December 31, 2009, 2010 and 2011, respectively. The retirement benefits do not apply to expatriate employees.

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

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

21. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31,
	2009	2010	2011
Net income (loss) attributable to holders of ordinary shares	$(19,316,469)	$67,194,438	$134,454,976
Weighted average shares outstanding – basic	134,431,135	141,739,261	143,312,424
Potential dilutive shares:
- Stock options	—	12,074,708	13,047,931
- RSUs	—	3,528,560	6,341,700
Weighted average shares outstanding – diluted	134,431,135	157,342,529	162,702,055

	Year ended December 31,
	2009	2010	2011
Income (loss) per share – basic	$(0.14)	$0.47	$0.94
Income (loss) per share – diluted	$(0.14)	$0.43	$0.83

Ordinary share equivalents of stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

For the year ended December 31, 2009, ordinary share equivalent of 28,734,350 shares, related to corresponding stock options and RSUs, were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in the year. For the years ended December 31, 2010 and 2011, outstanding stock options of 466,474 and 1,367,671 shares, respectively, were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

22. COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Company has entered into operating leases for certain office space some of which contain renewal options. As of December 31, 2011, future minimum lease payments under non-cancelable operating leases were as follows:

Years ending:
December 31, 2012	1,558,709
December 31, 2013	1,222,620
December 31, 2014	623,001
December 31, 2015	150,613
December 31, 2016	87,857
Thereafter	—
Total minimum lease payments	3,642,800

Rental expenses under operating leases amounted to $1,219,194, $1,273,525 and $1,576,523 for the years ended December 31, 2009, 2010 and 2011, respectively.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

22. COMMITMENTS AND CONTINGENCIES  – (continued)

Commitment to purchase technology

In December 2011, the Company entered into an agreement with a third party vendor under which the vendor would license certain technology to the Company. As of December 31, 2011 the Company had committed to pay non-refundable license fee and maintenance fee of $1.3 million to this vendor for technology to be received in 2012.

Commitment to equity investment

In December 2011, the Company entered into a strategic cooperation agreement and a joint venture agreement with a third party pursuant to which the Company and the third party agreed to set-up a joint venture (the “JV”) for the research and development of mobile phone platform software. The Company agreed to invest approximately RMB174.1 million (approximately $27.6 million) over three years into the JV to have a minority interest. As of date of these consolidated financial statements were approved for issuance, the Company had not made any payment and the JV was in the pre-operating stage.

R&D commitment

Pursuant to a Technique Cooperation Agreement with a third party, the Company is committed to contribute $2 million in cash in 2012 for the purpose to set up a laboratory jointly with the third party (Note 11(a)).

Legal contingencies

The Company is a party to legal matters and claims that are normal in the course of its operations. The Company has received some notices of claims for infringement of certain intellectual property, but believes that the likelihood of losses arising from such claims is remote as of December 31, 2011. While the Company also believes that the ultimate outcome of these matters, except for those described in the following paragraphs, will not have a material adverse effect on its financial position, results of operations and cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In November 2010, the Company submitted an arbitration application against a customer for breaching of its purchase commitment specified in certain sales agreements. In December 2010, the customer submitted a counter claim which requests the Company to compensate its losses, expenses and costs in the approximate amount of RMB11.2 million (US$1.7 million). The Company accrued a contingent loss of RMB5.6 million (approximately $0.8 million), being the amount of management’s estimated probable loss, for the arbitration case. As of December 31, 2011, the arbitration case was still under review and the Company assessed the accrual of contingent loss of RMB5.6 million (approximately $0.8 million) as appropriate.

In December 2011, Spreadtrum Shanghai received an arbitration summons from the Beijing Arbitration Commission for a supplier (the “Supplier”) alleging that Spreadtrum Shanghai had breached the terms of an agreement with the Supplier. The Supplier is seeking unpaid royalties, liquidated damages, and related fees and costs which, in the aggregate, should the Supplier prevail in the arbitration, would be material to the Company’s consolidated financial statements. However, Spreadtrum Shanghai believes the allegations by the Supplier are without merit and will defend the action vigorously. Spreadtrum Shanghai is currently in the process of collecting evidence and preparing its response to the Supplier, including potential counterclaims. Due to the early stage of the arbitration and the complexities and uncertainty surrounding the arbitration process, management is not able to make an estimate of the range of the reasonably possible loss, if any. Accordingly, no accrual for contingent loss was provided as of December 31, 2011.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011
(Amount expressed in U.S. dollars unless otherwise stated)

23. SUBSEQUENT EVENT

In January 2012, the Company repurchased an aggregate of 1.5 million ADSs, representing 4.5 million ordinary shares, from the open market with an aggregate cash consideration of $31.0 million.

In January 2012, the Company cancelled 2.6 million ADSs of treasury stock, representing 7.8 million ordinary shares, which the Company repurchased in 2011.

In March 2012, the Company made an investment of $10 million in cash in an India based mobile manufacturer and obtained a non-controlling equity interest in the investee.

In March 2012, the Company announced that its board of directors had approved its fourth quarterly cash dividend of $0.10 per ADS, or approximately $0.0333 per ordinary share, and that the dividend payout amount would be approximately $4.6 million.