Form 20-F
period 2012-12-31
SPREADTRUM COMMUNICATIONS INC
filed 2013-04-26
CIK 1287950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One):

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

OR

☐	Shell Company Report pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 Date of the event requiring this shell company report

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by this report. 143,417,350 ordinary shares, par value US$0.0001 per share, as of December 31, 2012.

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

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this Annual Report to:

•	“ADRs” are to the American depositary receipts that may evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this Annual Report only, Hong Kong, Macau and Taiwan;

•	“RMB” are to the legal currency of the People’s Republic of China; and

•	“U.S. dollars,” “USD,” “$,” and “dollars” are to the legal currency of the United States.

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

GLOSSARY OF TECHNICAL TERMS

2G/2.5G	2G/2.5G refers to the second generation wireless communications standard, which includes GSM, CDMA, i-DEN, TDMA, GPRS and CDMA2000 1x.
3G	3G refers to the third generation wireless communications standard, which includes WCDMA/UMTS, CDMA 2000 1xEV-DO and TD-SCDMA.
AAC	Advanced Audio Coding. AAC is a standardized, lossy digital audio compression scheme. AAC was designed as an improved-performance codec relative to MP3. AAC was promoted as the successor to MP3 for audio coding at medium to high bitrates.
AAC+	An enhanced AAC format that delivers sound stream in as little as 32 kbps.
Bluetooth	An open industry standard for providing short-range and low speed wireless transmission of digital voice and data in the 2.4GHz band. This standard supports both point-to-point and point to multipoint applications.
CDMA	Code Division Multiple Access. A digital technology that assigns codes to data being transmitted, allowing more efficient usage of radio frequency spectrum in comparison to TDMA or FDMA based technologies.
CDMA2000 1x	A 2.5G/3G CDMA technology that doubles voice capacity in comparison to the original 2G-based CDMA technology (also known as IS-95A/B) and also supports high-speed data of up to 153 kbps peak rates.
CDMA2000 1xEV-DO	An evolution of CDMA2000 1x that provides peak data rates of up to 2.4 Mbps.
CMOS	Complementary Metal Oxide Semiconductor is a technology using metal oxide semiconductors for constructing integrated circuits. CMOS technology is used in microprocessors, microcontrollers, static RAM, image sensors, data converters, highly integrated transceivers and other digital/analog circuits.
EDGE	Enhanced Data rates for GSM Evolution. A 2.75G upgrade to GPRS that provides higher data rates (up to three times the throughput) by using improved modulation and coding techniques to the packet switched technology.
FDD-LTE	Frequency Division Duplex LTE, which supports full duplex and half duplex operation. The radio frame structure type 1 is used for FDD-LTE.
FDMA	Frequency Division Multiple Access or FDMA is an access technology that is used by radio systems to share the radio spectrum. The terminology “multiple access” implies the sharing of the resource among users, and the “frequency division” describes how the sharing is done: by allocating users with different carrier frequencies of the radio spectrum.
FM	Frequency modulation, the carrying of information over an electromagnetic wave by varying its frequency. Its most common application is FM broadcasting, used primarily to broadcast music and speech.
FTA	Full Type Approval. FTA is the official certificate of conformance to GSM/GPRS standards specified by the Global Certification Forum.
GCF	GCF certification is a certification based on requirements defined by the Global Certification Forum, an independent industry body, which provides network compliancy requirements and testing for GSM mobile devices.
GPRS	General Packet Radio Service. A data focused upgrade to GSM which introduces packet switching to the normally circuit switched technology. This allows data to be transferred only when information is actually being sent or received rather than occupying an entire circuit as GSM does normally during voice conversations.
GSM	Global System for Mobile communication. A FDMA/TDMA-based 2G standard, which allows eight time slots per frequency channel.
H.264	Also known as MPEG-4 AVC (Advanced Video Coding), H.264 is a video compression that offers significantly greater compression than its predecessors. In addition to improvements in perceptual quality, the standard is expected to offer up to twice the compression of the current MPEG-4 ASP (Advanced Simple Profile). This standard can provide DVD-quality video at under 1Mbps, and is considered promising for full-motion video over wireless, satellite, and ADSL Internet connections.
HSDPA	High Speed Downlink Packet Access. Also known as (i) WCDMA Release 5, an advancement on WCDMA which improves throughput to peak data rates of 14 Mbps, or (ii) TD-SCDMA Release 5, an advancement on TD-SCDMA which improves throughput to peak data rates of 2.8 Mbps with 1.6 MHz frequency bandwidth.

HSUPA	High Speed Uplink Packet Access. As specified in (i) WCDMA Release 6, an advancement on WCDMA which improves uplink throughput to peak data rates of 5.7 Mbps, or (ii) TD-SCDMA Release 7, an advancement on TD-SCDMA which improves uplink throughput to peak data rates of 2.2 Mbps with 1.6 MHz frequency bandwidth.
HSPA	High Speed Packet Access. The speed gap between current DSL-based solutions and mobile broadband solutions was decreased with the introduction of High Speed Downlink Packet Access (HSDPA) and High Speed Uplink Packet Access (HSUPA). Specifications for HSPA are included in Release 5 (Downlink) and (i) Release 6 (Uplink) for WCDMA, (ii) Release 7 (Uplink) for TD-SCDMA of 3GPP specifications.
HSPA+	Also known as HSPA evolution and evolved HSPA. HSPA+ came in Release 7 with further improvements in later releases. To further increase bitrates in the evolution of HSPA, referred to as HSPA+, new functions are added. Maximum channel rate DL is 21 Mbps and UL is 11 Mbps for WCDMA.
LTE	Long Term Evolution. The LTE Radio Access Network technical specification was approved for 3GPP Release 8. Peak theoretical downlink rates are 300 Mbps in a 20 MHz channel bandwidth. LTE assumes a full Internet Protocol (IP) network architecture, FDD (Frequency Division Duplex) and TDD (Time Division Duplex) within a single radio access technology.
Java	An object-oriented software programming language that can be executed on many operating systems.
JPEG	Joint Photographic Experts Group. JPEG is a standards committee that designed an image compression format. The compression format they designed is known as a lossy compression in that it deletes information from an image that it considers unnecessary. JPEG files can range from small amounts of lossless compression to large amounts of lossy compression.
Mixed-signal	The combination of analog and digital technology on one integrated circuit.
Motion JPEG	Motion JPEG is an informal name for multimedia formats where each video frame or interlaced field of a digital video sequence is separately compressed as a JPEG image.
MP3	MPEG Level 3 is an audio file format, based on MPEG (Moving Picture Expert Group) technology. It creates very small files suitable for streaming or downloading over the Internet.
MPEG4	Moving Picture Experts Group Compression Standard Version 4. MPEG4 is a technology for compressing voice, video and related control data and is one of the MPEG (Moving Pictures Experts Group) international standards.
OFDM	Orthogonal Frequency Division Multiplexing. OFDM is an FDM modulation technique for transmitting large amounts of digital data over a radio wave. ODFM works by splitting the radio signal into multiple smaller sub-signals that are then transmitted simultaneously at different frequencies to the receiver. OFDM reduces the amount of crosstalk in signal transmissions.
PTCRB	PCS Type Certification Review Board.
RISC	Reduced Instruction Set Computing. A type of processor architecture that processes programs more quickly than conventional microprocessors by using smaller, faster, less complex sets of instructions.
TD-LTE	Time Division LTE. TD-LTE is also known as TDD-LTE (Time Division Duplex LTE) in 3GPP technical specification. The radio frame structure type 2 is used for TDD-LTE.
TD-SCDMA	Time Division Synchronous Code Division Multiple Access. A 3G standard mainly focused on the China market that uses Time Division Duplex (unpaired) in comparison to Frequency Division Duplex (paired) transmission in order to improve frequency efficiency level.
TDMA	Time Division Multiples Access. The general term refers to a technology which assigns certain time slots to bits of data in order to increase the throughput on a given frequency band. TDMA also refers to the 2G technology also known as D-AMPS (IS-54) Global Mobile Systems 26 May 2004 89 and Digital PCS (IS-136) which splits each frequency band into three channels thereby tripling the available bandwidth.
UMTS	Universal Mobile Telecommunications System. A 3G standard that uses WCDMA technology with a data capacity of up to 2Mbps.
WCDMA	Wideband Code Division Multiple Access. Also known as UMTS, a 3G technology that uses CDMA based technology with a wider spectrum (5 MHz carriers versus 1.25 MHz for CDMA) to provide higher data throughput rates. Based on the standard, the peak rates can be up to 2 Mbps in local areas and 384 kbps in wide areas.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not required.

Item 2.  Offer Statistics and Expected Timetable

Not required.

Item 3.  Key Information

A.  Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of USD, except per share and per ADS data)

Consolidated Statement of Operations Data
Revenue	$109,937	$105,070	$346,338	$674,256	$725,245
Cost of revenue	68,033	66,876	193,873	393,624	454,369
Gross profit	41,904	38,194	152,465	280,632	270,876
Operating expenses:
Research and development	42,877	37,039	58,687	117,302	139,462
Selling, general and administrative	21,998	20,539	20,188	26,958	30,494
In-process research and development expense per Spreadtrum USA acquisition	6,612	—	—	—	—
Impairment loss of goodwill	32,345	—	—	—	—
Impairment loss of long-lived assets	17,984	—	4,486	—	—
Provision for loss commitment	3,013	—	—	—	—
Income (loss) from operations	(82,925)	(19,384)	69,104	136,372	100,920

Other income	4,448	1,114	6,335	13,928	2,103
Income (loss) before income taxes	(78,477)	(18,270)	75,439	150,300	103,023

Income tax expense	201	1,024	8,130	15,092	9,980
Equity in loss of affiliates	—	(22)	(115)	(1,185)	(600)

Net income (loss)	$(78,678)	$(19,316)	$67,194	$134,023	$92,443

Net loss attributable to non-controlling interests	—	—	—	432	869
Net income (loss) attributable to Spreadtrum Communications, Inc.	$(78,678)	$(19,316)	$67,194	$134,455	$93,312

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of USD, except per share and per ADS data and share numbers)

Earnings Per Share Data
Earnings (loss) per share, basic	$(0.60)	$(0.14)	$0.47	$0.94	$0.67
Earnings (loss) per share, diluted	$(0.60)	$(0.14)	$0.43	$0.83	$0.60
Earnings (loss) per ADS, basic (1)	$(1.79)	$(0.43)	$1.42	$2.81	$2.00
Earnings (loss) per ADS, diluted (1)	$(1.79)	$(0.43)	$1.28	$2.48	$1.79
Cash dividends per ADS	$—	$—	$—	$0.20	$0.40
Weighted average number of ordinary shares used in earnings (loss) per share calculations
Basic	131,510,359	134,431,135	141,739,261	143,312,424	139,995,702
Diluted	131,510,359	134,431,135	157,342,529	162,702,055	156,173,054
Consolidated Balance Sheet Data
Cash and cash equivalents	$57,762	$37,809	$81,186	$193,215	$132,156
Total assets	152,878	219,094	508,217	681,057	700,155
Short-term loan, including current portion of long-term loan	3,658	—	—	111,626	14,090
Long-term loan, non-current portion	—	43,935	45,299	—	70,000
Other long-term obligations	1,034	5,463	5,483	5,532	5,223
Total liabilities	31,461	104,523	309,634	368,079	316,363
Total shareholders’ equity	$121,417	$114,571	$198,583	$312,978	$383,792

See note 21 to the Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per ordinary share.

(1) Each ADS represents three ordinary shares.

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

We experienced significant growth in revenue from 2003 to 2007. However, in 2008 and during the first half of 2009, we experienced dramatic rates of decline in revenue. Our revenue increased by 35.9% from 2006 to $145.5 million in 2007, but then declined by 24.4% to $109.9 million in 2008. We also experienced substantial revenue decline in the first half of 2009, which was largely offset by significant revenue growth in the second half of the year. Our revenue in 2009 was $105.1 million, which was 4.4% less than 2008. We resumed growth from 2010 to 2012. Our revenue in 2010 was $346.3 million, which was 229.6% higher than 2009. Our revenue in 2011 was $674.3 million, which was 94.7% higher than 2010. Our revenue continued to grow in 2012 to $725.2 million, which was 7.6% higher than 2011. Our revenue growth in 2010 and 2011 reflected a substantial increase in our shipments of baseband and radio frequency bundle semiconductors, or Bundle Semiconductors. In 2012, we further increased our shipments of Bundle Semiconductors and also introduced smartphone chipsets with a higher average selling price than our feature phone chipsets. Since the second half of 2010, we have been facing fiercer price pressure from our competitors and our current improvement in revenue may not continue.

We have a history of losses and may not sustain or increase profitability in the future.

We incurred net losses of $11.4 million and $11.7 million in 2004 and 2005, respectively. We were profitable in 2006, 2007 and first two quarters in 2008. In the third and fourth quarters of 2008, we incurred net losses of $31.3 million and $52.8 million, respectively. In the first and second quarters of 2009, we incurred net losses of $8.3 million and $13.1 million, respectively. We returned to profitability in the third quarter of 2009 and recorded net income of $0.6 million and $1.4 million in the third and fourth quarter of 2009, respectively. We recorded net income of $67.2 million in 2010, $134.5 million in 2011 and $93.3 million in 2012. However, we may not be able to maintain or increase profitability in the future. In particular, our competitors’ behavior and strategies may affect our margins.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We currently sell substantially all of our products directly or via distributors to brand manufacturers, independent design houses, or IDHs, vendors who specialize exclusively in the design of wireless terminals based on customer specifications, and original design manufacturers, or ODMs, contract manufacturers who use their own designs and intellectual property to develop and manufacture wireless terminals for customers. In the 2G market, we primarily compete in China with 2G baseband processor solutions providers, such as MediaTek, Inc., or MediaTek, MStar Semiconductor Inc., or MStar, and RDA Microelectronics, Inc., or RDA, and in the global market with Infineon Technologies AG, or Infineon, and ST-Ericsson SA, or ST-Ericsson. We also compete in the Chinese TD-SCDMA market with baseband processor solutions providers such as Leadcore Technology Co., Ltd., or Leadcore, Marvell Technology Group Ltd., or Marvell, and MediaTek. As we expand our business in the WCDMA and LTE markets, we may compete in the future with additional baseband processor solutions providers, such as Broadcom Corporation, or Broadcom, or Qualcomm Incorporated, or Qualcomm. Most of our current and potential competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. These differences provide them with competitive advantages. Their significantly greater resources may enable them to invest substantially more resources than us to respond to the adoption of new or emerging technologies, or wireless industry standards, or changes in customer requirements. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

We do not have long-term purchase commitments from our customers, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We sell substantially all of our products to IDHs, ODMs and brand manufacturers directly or via distributors, who integrate our baseband semiconductors into wireless handsets and other forms of wireless terminals such as wireless desktop phones, data cards, tablets and other forms of GSM/GPRS, TD-SCDMA and WCDMA products that they supply to their customers. We have limited visibility as to the volume of our products that our IDH and ODM customers are selling to their customers or are carrying in their inventory. We do not have long-term purchase commitments from our customers and our sales are made on the basis of individual purchase orders. Our customers may cancel or defer purchase orders. Our customers’ purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by the semiconductor manufacturing service providers we use to manufacture, assemble and test our products is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our semiconductor manufacturing service providers to start manufacturing, assembling and testing our products based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue from these products until they are shipped to and accepted by customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated revenue. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers’ purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products or if purchase orders are cancelled or shipments delayed, we may incur excess inventory that we cannot sell. We expect to record inventory write-downs in the future as part of our normal course of business. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a consequence, our results of operations may fluctuate significantly from period to period in the future.

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

If the market expansion of TD-SCDMA in China is slower than we expect, our growth will be adversely affected.

We have invested substantial time and resources in developing products that support TD-SCDMA. In January 2009, 3G licenses were issued to the three network operators in China. China Mobile Communications Corporation, or China Mobile, received the TD-SCDMA license, China United Telecommunications, or China Unicom, received the WCDMA license, and China Telecommunications, or China Telecom, received the CDMA2000 license. China Mobile’s subscribers for TD-SCDMA-backed services reached approximately 20 million by the end of 2010, approximately 51 million by the end of 2011 and approximately 88 million by the end of 2012. Despite recent growth, we are unable to predict future growth rate of the TD-SCDMA market, if any, with accuracy. Additionally, our success depends upon the selection by our existing and potential customers of our products for use in their 3G wireless products and market expansion of TD-SCDMA terminals. China Mobile, currently the only TD-SCDMA operator, has the dominant power to influence the segments, volume and pricing of TD-SCDMA terminals in the market. If our products are not selected by our customers or if market expansion of TD-SCDMA terminals is slower than we expect, the growth and success of our business will be adversely affected.

We may not be able to increase and maintain international market demand for our products.

Most of our sales currently are derived from customers in the PRC, Hong Kong and Korea, and increasing or maintaining international market demand for our products will be important to our future success. Although HTC is one of our customers in Taiwan, and Samsung is one of our customers in Korea, we may not be able to increase or maintain international market demand for our products. In addition, regulations or standards adopted by, or relevant patents issued by, other countries may require us to redesign our existing products, develop new products or obtain patent licenses to sell into those countries. For example, foreign governments may impose regulations or standards with which our baseband semiconductors do not comply, or may make frequencies available in bandwidths in which our products do not operate. In addition, we or our customers may be required to obtain patent licenses, which may not be available on commercially reasonable terms or at all. Furthermore, to the extent we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we may experience losses or declines in sales, which would negatively affect our revenue. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results could be adversely affected.

Our operating results may be adversely affected due to reduced sales, delay or loss of significant customer orders, delays in customer payments or significant bad debt losses.

In 2010, four customers each accounted for more than 10.0% of our revenue: 23.0%, 14.8%, 11.6% and 10.2%, respectively. In 2011, four customers each accounted for more than 10.0% of our revenue: 18.5%, 16.7%, 11.3% and 11.2%, respectively. In 2012, three customers each accounted for more than 10.0% of our revenue: 25.0%, 21.8% and 16.0%, respectively. These customers are not all the same customers for each of the years presented (refer to note 2(d) to the Consolidated Financial Statements for more details). If we fail to successfully sell our products to one or more of our significant customers in any particular period or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline and our operating results may be adversely affected. Also, many of our current customers are smaller companies and if those customers order our products but fail to pay on time or at all, we may incur bad debts and our operating results could be adversely affected. Furthermore, as we pursue relationships with leading international brand manufacturers, we may become dependent on a small set of customers as we focus our resources on those customers. If these customers purchase fewer products, our operating results could be adversely affected.

Our lengthy sales cycle for new design wins makes it difficult for us to forecast revenue and increases the variability of our operating results.

We have a lengthy sales cycle for new design wins that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. Our sales cycles for new design wins typically range from three to nine months, depending on the type of customer, and our sales cycles for international customers are longer. We typically need to obtain a design win, where our product is incorporated into a customer’s wireless terminal design, to receive purchase orders. In some cases, due to the rapid growth of new wireless terminal applications and products, this process can be time-consuming and requires substantial investment of our time and resources. During the three to nine-month sales cycle, our customers may need three to six months or longer to test, evaluate and design our products into their wireless terminals. Following a design win, our customers may need an additional one to three months or more to begin volume production of the wireless terminals that incorporate our products. There can be no assurances that a design win will result in volume shipments of our products. Changes in design will also delay our normal sales cycle. Additionally, we may commit our limited resources to a customer’s wireless terminal design that does not result in volume shipments at the expense of other customers’ wireless terminals that could have resulted in volume shipments. Because of this lengthy sales cycle and the uncertainty regarding volume shipments of our products, it is difficult for us to forecast our revenue, which increases the variability of our operating results. In addition, it is possible that we may not generate sufficient, if any, revenue from these products to offset the selling and administrative expenses and investment of resources in anticipation of customer orders.

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

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We have outsourced to foundries all of our wafer production, most of which has been outsourced to Taiwan Semiconductor Manufacturing Company Litimed, or TSMC, the world’s largest foundry and our primary foundry service provider since our inception.

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

Our primary foundry and certain of our assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

The primary foundry for our semiconductor manufacturing, and certain of the service providers for our assembly and test services, have substantial operations located in Taiwan. Furthermore, a substantial number of material suppliers for our primary foundry and assembly and testing service providers, who control most of the supply of key raw materials for wafer processing and packaging in semiconductor industry, are based in Japan. Both Taiwan and Japan are susceptible to earthquakes, typhoons, flood and other natural disasters, and have experienced severe earthquakes and typhoons in recent years. In addition, our primary foundry and assembly and testing service providers are subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region including but not limited to the recent tension between China and Japan due to territorial disputes, maintaining smooth relations with the PRC and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu and swine flu. The occurrence of any of the foregoing could disrupt their operations, resulting in significant delays in deliveries or substantial shortages of our products and harm to our business.

Increases to the prices charged by the foundries and assembly and testing service providers upon which we rely may adversely affect our business and operating results.

The growing adoption of smartphone application has been driving silicon wafer consumption into advanced process technologies such as 40nm, 28nm, or 20nm. With major fabless companies now migrating to such leading-edge wafer technologies, however, wafer capacity is expected to be tight in 2013. The combination of the limitation of foundry capacity and rising complexity required in assembly and testing for smartphone application could result in higher prices from our service providers. If we are unable to pass on the higher costs of manufacturing, assembly and testing to our customers, we will experience declines in our gross margins.

Our products are becoming more complex and defects in our products could result in a loss of customers, decreased revenue, unexpected expenses, loss of market share and warranty claims.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected design flaws or manufacturing defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and the yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. In addition, as our baseband semiconductors become more complex we may be limited in the number of wireless terminals that can utilize these components. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

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

We adjust from time to time the composition of our engineering team in certain areas to meet changing customer demands. As we pursue relationships with leading international brand manufacturers and maintain and expand our relationships with our existing customers, suppliers and other third parties, we expect to accommodate any growth by adjusting our sales, engineering and customer support operations. In addition, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improvements to our record keeping and our accounting, contract tracking, order processing, sales tracking, customer support and other internal management systems. All of these measures will require substantial management efforts and the dedication of additional resources. We cannot assure you that we will be able to implement these measures successfully or effectively manage our growth. Any failure to do so may adversely and materially affect our business.

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

Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, patent litigation has increased in recent years due to the increased numbers of cases asserted by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. If there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from further sale of our products, develop non-infringing technology or enter into costly royalty or license agreements on an on-going basis or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against development and sale of our products that contain the allegedly infringing intellectual property. Any intellectual property litigation or successful claim could have a material adverse effect on our business, operating results or financial condition. For a discussion of our legal proceedings, please see “Item 8.A Consolidated Financial Statements and other Financial Information — Legal Proceedings.”

The disruption, expense and potential liability associated with pending and unanticipated future legal proceedings against us could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to various legal proceedings and threatened legal proceedings from time to time as part of our ordinary business. Any such legal proceedings, regardless of merit, could significantly divert management’s attention from our operations and result in substantial legal fees to us. Furthermore, there is no assurance that any action that has been or will be brought against us will be resolved in our favor or, if significant monetary judgments are rendered against us, that we will have the ability to pay such judgments. Such disruption, legal fees and any losses resulting from these claims could have a material adverse effect on our business, results of operations and financial condition. In December 2012, a supplier initiated an arbitration proceeding against us and Spreadtrum USA before the American Arbitration Association’s International Centre for Dispute Resolution, alleging, among other things, our failure to pay royalties to such supplier. For a discussion of our legal proceedings, including our arbitration with this supplier, please see “Item 8.A Consolidated Financial Statements and other Financial Information — Legal Proceedings.”

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property.

We continue to proactively harvest inventions from our R&D activities and expand our patent portfolio. For example, we have seen continuous growth in the number of patents granted to us in China. Spreadtrum Communications (Shanghai) Co., Ltd., or Spreadtrum Shanghai, was granted 11, 20, 51, 89 and 101 patents in China in 2008, 2009, 2010, 2011 and 2012, respectively.

As of March 31, 2013, we owned 405 patents. In addition, as of March 31, 2013, we were the co-owner of 30 patents in China. We are also expanding our international patent portfolio. As of March 31, 2013, we owned 85 patents in other countries and regions.

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

We have agreed to indemnify some customers and parties from whom we license intellectual property for costs and damages of intellectual property infringement in some circumstances. This practice may subject us to significant indemnification claims by our customers or others. In addition to indemnification claims by our customers, we may also have to defend related third-party infringement claims made directly against us. Our semiconductors and turnkey solutions are designed for use in wireless terminals and other types of wireless devices used by potentially millions of consumers, which could subject us to considerable exposure should an infringement claim occur. We cannot assure you that such claims will not be pursued.

We may undertake acquisitions or investments to expand our business that may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these acquisitions or investments.

We completed our acquisitions of 89.19% equity interest in Chengdu Chuanyue Electronics Co., Ltd. and 100% equity interest in MobilePeak Holdings, Ltd., or MobilePeak, in 2012, 100% equity interest in Telegent in 2011 and 100% equity interest in Spreadtrum Communications USA Inc., or Spreadtrum USA (formerly known as Quorum Systems, Inc.), in 2008. Since 2010, we have also invested in several companies, including our joint venture, Shanghai Zhanxiang Electronics Technology Co., Ltd., or Zhanxiang, Zoom Technologies, Inc., Micromax Informatics Limited, or Micromax, and Spreadzoom Technologies Co., Ltd. As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses to complement our current intellectual property and technologies or to expand the breadth of markets we can cover and to deepen our cooperation with our business partners. The process of integrating an acquired company, technology or investment has created, and will continue to create, unforeseen operating difficulties and expenditures. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

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

Our acquisition of MobilePeak may be disruptive to our business and could have a negative impact on our financial condition and results of operations.

We completed our 100% acquisition of MobilePeak in November 2012. We have already integrated many aspects of MobilePeak into our business. However, the acquisition may require a significant amount of capital investment in the future, which would decrease the amount of cash available for working capital or capital expenditures. Our acquisition of MobilePeak entails a number of other risks that could materially and adversely affect our business, operating and financial results, including problems integrating MobilePeak’s personnel, operations, technologies or products into our existing business, need for financial resources above our planned investment levels, unknown and unforeseen assumed liabilities, potential write-offs of acquired assets and goodwill, potential expenses related to the amortization of intangible assets, the diversion of management resources from other strategic and operational issues, and the inability to retain key employees of MobilePeak. If we are unable to generate significant amounts of revenue from MobilePeak’s products in the near future, we may suffer financial losses as a result of MobilePeak’s on-going operating expenses, expenses related to the amortization of intangible assets from these acquisitions, and additional share-based compensation expenses related to these acquisitions. Our failure to address the risks associated with our acquisition of MobilePeak may have a material adverse effect on our financial condition and results of operations.

Furthermore, in connection with the merger with MobilePeak, nine (9) of the non-controlling former shareholders, or the Dissenters, disagreed with the merger consideration offered to them and exercised their dissention and appraisal rights under Section 238 of the Companies Law of the Cayman Islands, or Section 238, to have the court determine the fair value of the MobilePeak common shares that they previously held. Should the Dissenters prevail, we would incur additional merger consideration payable to the Dissenters.

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

As of February 28, 2013, our current directors, executive officers, principal shareholders and their affiliated entities owned approximately 16.8% of our outstanding ordinary shares. These shareholders, acting individually or as a group, can exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

To date, most of our revenue has been derived from the sale of products that support 2G, 2.5G, 2.75G and 3G wireless standards, such as GSM, GPRS, EDGE and TD-SCDMA. In 2012, a small portion of our revenue was derived from products that support the 3G wireless standard WCDMA and the 4G wireless standard TD-LTE. We are devoting resources to the development of the 4G wireless standard FDD-LTE as well. Continued market acceptance of these products and diversification of our product portfolio will be critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by any decline in demand for our existing products, the introduction of products and technologies by our competitors that serve as a replacement or substitute for, or represent an improvement over, our existing products, technological innovations or new standards that our existing products do not address, or our inability to release enhanced versions of our existing products on a timely basis. Because it is not practicable to develop products that comply with all current standards and standards that may be adopted in the future, our ability to compete effectively will depend on our ability to accurately select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. We may not have the financial resources to fund future innovations. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our revenue would decline, adversely affecting our operating results, business and prospects.

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

U.S. regulations regarding the use of conflict minerals, may affect our, or our supply chain’s, ability to purchase or acquire certain raw materials at competitive prices.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo, or DRC, or adjoining countries. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in the semiconductor industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. The SEC has adopted regulations that will require companies such as ours to disclose, beginning in 2014, the use of conflict materials and to take certain steps to verify those disclosures with its suppliers. Although we expect that we and our suppliers will be able to comply with the requirements of these new regulations promulgated by the SEC, there can be no guarantee that we will be able to gather all the information required. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. There can be no guarantee that we are able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business. Further, due to the complexity of our supply chain, we may not be able to trace all usage of conflict minerals and may face reputational harm resulting from making disclosure of the use of such conflict minerals.

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

The PRC government has provided various incentives to companies incorporated in the PRC in the semiconductor industry, including our company, in order to encourage development of the industry. We have received government incentives in the forms of reduced tax rates, exemption from certain taxes, favorable lending policies, research grants and other measures. Our research and development expenses have been partially offset by various government incentives, including grants we have received from PRC government authorities. The aggregate cash amounts of the incentives we received, excluding the amounts transferred to third parties that cooperated with us on certain government sponsored research and development projects, were approximately $11.4 million, $20.0 million and $24.2 million in 2010, 2011 and 2012, respectively. For the years ended December 31, 2010, 2011 and 2012, $5.0 million, $2.9 million and $23.4 million, respectively, were recorded as offsets to research and development expenses incurred. For the years ended December 31, 2010, 2011 and 2012, $0.3 million, $0.2 million and $10.8 million, respectively, were received as incentives for the acquisition of specific equipment in the form of a reduction of the cost of that equipment. For the year ended December 31, 2010, incentives of $1.5 million related to our interest expenses on the long-term bank loan we borrowed in 2009 were recorded as offsets to our interest expenses. We did not receive any such incentives in the years ended December 31, 2011 and 2012. As of December 31, 2010, 2011 and 2012, approximately $7.2 million, $24.2 million and $14.2 million, respectively, of government incentives had not been earned, since the requirements for those specific research and development projects had not been fulfilled. We expect to meet all these requirements in later periods before the deadlines set by the government. There can be no assurances that we will receive any incentives in the future.

If changes in the tax laws of the PRC reduce the tax benefits available to us or our subsidiaries, our results of operations could be adversely affected.

Since China joined the World Trade Organization, or WTO, in November 2001, some of its preferential tax treatments applicable to foreign-invested enterprises, or FIEs, have been criticized as giving FIEs inappropriate competitive advantage. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a tax law named “Corporate Income Tax Law,” or CIT Law, which took effect beginning January 1, 2008. Under the CIT Law, foreign-invested enterprises, or FIEs, and domestic companies are subject to a uniform tax rate of 25%. The CIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the CIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the PRC State Council, the tax rate of such companies may gradually adjust to the uniform tax rate within the transition period. For those companies which were enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the CIT Law. While the CIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the CIT Law, entities that qualify as high-technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. For more information regarding the CIT Law and the Administrative Measures for Determination of High-Technology Companies, see “Item 5.A Operating and Financial Review and Prospects—Taxation—PRC Tax.”

Additionally, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, as a PRC integrated circuit design enterprise, or ICDE, was exempt from corporate income tax for two years starting from 2007, the year in which it first had positive accumulated earnings, and was entitled to a 50% reduction in the corporate income tax for the succeeding three years. Since the CIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, Spreadtrum Shanghai was exempt from income taxes in 2008. For the three years of 2009, 2010 and 2011, its income tax rate increased from 10% to 11% to 12%, respectively, because Spreadtrum Shanghai qualified for a 50% reduction on the standard transitional tax rate of 20%, 22%, and 24%, respectively. Spreadtrum Shanghai was allowed to enjoy the preferential income tax rate of 15% for three years as a “new and high technology enterprise strongly supported by the state” or NHTE, by the relevant tax authorities in December 2008 and was again qualified as an NHTE in Octorber 2011 to enjoy the preferential income tax rate of 15% for another three years. Based on Circular 39—Circular on the Implementation of the Preferential Policies for Corporate Income Tax During the Transition Period, which was issued by the PRC State Council, Spreadtrum Shanghai may apply the transitional tax rate during the transitional period and enjoy a 15% preferential tax rate after the transition period expires in 2012 as it continues to qualify as an NHTE. Spreadtrum Communications Technology (Shanghai) Co., Ltd., or Spreadtrum Technology, as an FIE incorporated in the Shanghai Waigaoqiao Free Trade Zone, enjoyed a preferential corporate income tax of 15% in 2007. Under the CIT Law, Spreadtrum Technology is no longer entitled to this preferential tax rate, and was therefore subject to a 18%, 20%, 22%, 24% tax rate from years 2008 through 2011, respectively, and a 25% uniform tax rate starting in 2012. Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd., or Spreadtrum Beijing, was no longer entitled to any preferential tax rate, and is therefore subject to a 25% uniform tax rate starting in 2008. Our wholly-owned subsidiary, Spreadtrum Communications (Tianjin) Co., Ltd., or Spreadtrum Tianjin, and Shanghai MobilePeak Semiconductor Co., Ltd., or MobilePeak Shanghai, a wholly-owned subsidiary of MobilePeak, are qualified ICDEs and thus enjoy the “two year exemption, three year 50% reduction” preferential policy since their first tax profitable years. Under our current tax structure, we expect that our effective tax rate will remain stable in future years.

There can be no assurances that any of our PRC subsidiaries will continue to qualify as an ICDE or NHTE in the future, and benefit from the corresponding preferential tax rate. As a result of the CIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. There are uncertainties regarding future interpretation and implementation of the CIT Law and its implementation rules. We cannot assure you that the ICDE or NHTE qualification of our PRC subsidiaries, or their entitlement to preferential tax treatments, will not be challenged by higher level tax authorities and be repealed, or that there will not be any future implementation rules that are inconsistent with current interpretation of the CIT Law. Therefore, we cannot assure you that the qualification of any of our PRC subsidiaries as an ICDE or NHTE will not be challenged in the future or such companies will be able to take any further actions that are necessary for them to continue enjoying such preferential tax treatments. In addition, under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, Spreadtrum Shanghai is subject to land use tax, levied on a yearly basis. Any increase in our tax rate in the future could have a material adverse effect on our financial condition and results of operations.

On October 18, 2010, the State Council promulgated the Circular on Extending the Urban Maintenance and Construction Tax and Educational Surcharges from Chinese to Foreign-funded Enterprises and Citizens. Under this circular, FIEs shall pay the urban maintenance and construction tax and educational surcharges starting from December 1, 2010, which FIEs and foreign citizens were exempted from paying in the past. Both urban maintenance and construction tax and educational surcharges are calculated on the basis of consumption tax, value-added tax and business tax paid by a company. The applicable rate of the urban maintenance and construction tax is 1% and the applicable rate of educational surcharges is 3%. These taxes have an adverse effect on our financial results, but we do not believe the effect will be material because Spreadtrum Shanghai is entitled to certain preferential treatment for value-added taxes and business taxes and the total amount of consumption tax, value-added tax and business tax paid by our PRC subsidiaries is not material.

We may be treated as a resident enterprise for PRC tax purposes under the CIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our non-PRC resident subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the CIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. According to the Implementing Rules for the CIT Law, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Further, on April 22, 2009, the PRC State Administration of Tax issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect retrospectively on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company seal and minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this April Notice, in determining the location of de facto management, “substance over form” principle should be followed. Since this April Notice is issued to regulate identification of PRC tax resident among companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the April Notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

Most of our major board decisions are made outside of the PRC, and relevant documentation such as dual employment contracts of certain high-level management persons have been adopted. As such, we believe that the risk of us being deemed as a PRC tax resident should be low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which will include any dividend income we receive from our non-PRC resident subsidiaries, at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations, although the dividends distributed from our PRC subsidiaries would then be tax-exempt income. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our FIEs do not intend to declare dividends to their immediate Hong Kong holding companies in the foreseeable future. Accordingly, as of December 31, 2012, we have not recorded any withholding tax on the retained earnings of our FIEs in China. As of December 31, 2010, 2011 and 2012, $189.7 million out of a total of $206.5 million, $226.6 million out of a total of $265.7 million, and $128.1 million out of a total of $165.2 million, respectively, of cash and cash equivalents and short-term deposits were held by our China subsidiaries. If these funds are needed for our operations outside of China, we would be required to accrue and pay China taxes to repatriate these funds. However, our intent is to permanently reinvest these funds in China and our current plans do not demonstrate a need to repatriate them to fund operations outside of China.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise previously in effect, which specifically exempted withholding tax on any dividends payable to non-PRC investors, the CIT Law provides that dividends generated after January 1, 2008 and payable by an FIE to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Our subsidiaries in China are FIEs directly held by our subsidiaries incorporated in Hong Kong or the Cayman Islands. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 February Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Furthermore, on August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures on Treatment of Non-residents under Tax Treaties (Trial Implementation), or 2009 August Notice, which became effective on October 1, 2009. According to the 2009 August Notice, any non-resident wishing to enjoy tax treaty treatment under the following sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval: (i) dividend; (ii) interest; (iii) royalty; and (iv) capital gain. The relevant tax authorities shall have 20 to 50 working days after an application is accepted to decide whether to approve such application. If the relevant tax authorities do not notify the applicant of its decision in writing within the above time frame, the relevant application shall be deemed to have been approved. Chinese tax authorities could challenge the eligibility for the treaty benefits or use of treaty jurisdictions pursuant to the above-mentioned notices and other relevant tax circulars issued by the State Administration of Taxation, or the SAT, general anti-tax avoidance provisions in the CIT Law and anti-treaty shopping provisions under applicable treaties. We have not applied to the relevant tax authorities for enjoyment of the withholding tax rate under the tax treaty between China and Hong Kong. It remains unclear how the PRC tax authorities will implement the relevant tax circulars and rules in our case and to what extent they will impose the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up to take advantage of the preferential tax rates on dividends, or our application for enjoyment of the withholding tax rate under the tax treaty between China and Hong Kong cannot be approved by the competent tax authorities, the higher 10% withholding tax rate may apply to such dividends.

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

The SAT issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, which addresses the transfer of equity by non-PRC resident enterprises. Under this Circular, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and “indirectly transfers” the equity interests in such PRC resident enterprise by selling shares of the intermediate holding company, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and, as a result, the overseas controlling party may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.

We do not believe that the transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as the share transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular 698 or establishing that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.

We are a holding company incorporated in the Cayman Islands and we conduct substantially all of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash dividends. In addition, inter-company borrowings or allocation of tax losses among subsidiaries in China are subject to restrictions imposed by PRC laws and regulations. Further, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because a certain portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital accounts, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

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

On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of a overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for at least one year.

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of a stock incentive plan shall be filed with SAFE within three months following the occurrence of such material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, SAFE may require remedy and even impose administrative penalties that SAFE deems appropriate.

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

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the SAT, the State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic livelihood of the people, and research and development capacity for key technologies related to the national security. On August 25, 2011, the PRC Ministry of Commerce promulgated the Regulation of Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, the M&A Security Review Notice and the M&A Security Review Regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuations in the value of RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 23.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2012. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. Dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Under PRC laws, we are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. We have paid such amounts. Although the relevant tax authority has verbally advised us that it will not impose any sanctions on us for the delay in withholding and paying individual income tax, we cannot assure you that the tax authority will not act otherwise, we will not be subject to sanctions imposed on us by the tax authority or other governmental authorities or we will not be subject to other penalties as a result of any such delay.

In addition, the SAT has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, due to the difficulty in determining the fair market value of our shares prior to our initial public offering, and based on verbal advice we received from the relevant PRC tax authority, we did not withhold and pay the individual income tax for such exercises until after the closing of our initial public offering. We cannot assure you that the tax authority will not act contrary to its previous advice and impose sanctions on us.

We face risks related to health epidemics and outbreaks of contagious diseases, including swine influenza, avian influenza and SARS.

Our business could be adversely affected by avian flu, H1N1 swine flu, SARS, or other epidemics or outbreaks. There have been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. An outbreak of swine flu or avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia (mainly the PRC), an outbreak of swine flu, avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations. If any of our employees are identified as a possible source of spreading the H7N9 virus, the H1N1 virus or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could adversely affect our operations.

The audit report included in this annual report is prepared by an independent registered public accounting firm who is not inspected by the Public Company Accounting Oversight Board and, as such, investors are deprived of the benefits of such inspection.

Independent registered public accounting firms of companies that are registered with the United States Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our independent registered public accounting firm is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any independent registered public accounting firm operating in China, including our independent registered public accounting firm. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of independent registered public accounting firms in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to independent registered public accounting firms that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the wireless communications industry;

•	changes in the economic performance or market valuations of other companies in the wireless communications industry;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	litigation or other legal proceedings;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs;

•	general economic or political conditions in China; and

•	global economic and financial conditions.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, the $20.0 million bank loan Spreadtrum Shanghai obtained in June 2012 and the $14.1 million and $50.0 million bank loans we obtained in July 2012 will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. Therefore, our public shareholders may have more difficulties protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. As a result of all of the above, you may not be able to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

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

Our management has concluded that we have maintained effective internal control over financial reporting as of December 31, 2012. If we fail to maintain effective internal control, we may not be able to rely on our financial reporting. Even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

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

We do not believe we were a PFIC for the taxable year ended December 31, 2012. Based on the current price of our ADSs, and the composition of our income and assets, we do not expect to be considered a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2013. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or any future taxable year.

Item 4.  Information on the Company

A.  History and Development of the Company

We were incorporated as an exempted company under the laws of the Cayman Islands on April 11, 2001. Our legal name is Spreadtrum Communications, Inc. Since our inception, we have conducted our operations through our wholly-owned subsidiaries in China and the United States. Our principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 2036-0600. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. We also have branch offices in Beijing and Shenzhen, People’s Republic of China, and Suwon, Republic of Korea, a representative office in Taipei, Taiwan, and subsidiaries in Tianjin, Chongqing and Chengdu, People’s Republic of China, and San Diego, California, United States of America. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 10 East 40 th Street, 10 th Floor, New York, New York 10016.

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

In December 2010, Spreadtrum Shanghai established Spreadtrum Tianjin and Spreadtrum Communications (Chongqing) Co., Ltd., or Spreadtrum Chongqing. Spreadtrum Tianjin is a wholly-owned PRC subsidiary of Spreadtrum Shanghai and conducts research and development work and administrative work. We are in the process of winding down and dissolving Spreadtrum Chongqing.

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

In September 2008, Spreadtrum Technology established a wholly-owned subsidiary in the PRC, Shanghai Han & Qin Investment Co., Ltd., through which we intended to invest in certain PRC companies and through which we had previously made an investment in Xi’an Chuang Xin Science and Technology Co., Ltd., or Xi’an Chuang Xin, in September 2008. Our investment amount in Xi’an Chuang Xin was RMB5 million. In March 2010, we entered into an equity transfer agreement with Suzhou Siyuantong Technologies Co., Ltd., or Suzhou Siyuantong, to dispose of our investment in Xi’an Chuang Xin. Pursuant to such agreement, we have received payment of RMB5 million, constituting the total consideration for such disposition, and we are currently in the process of completing requisite legal procedures relating to the transfer of our equity interest in Xi’an Chuang Xin to Suzhou Siyuantong. Prior to the completion of such requisite legal procedures, Shanghai Han & Qin Investment Co., Ltd., not Suzhou Siyuantong, is still deemed a shareholder of Xi’an Chuangxin as registered with the applicable Administration of Industry and Commerce, the company registration authority in China. In September 2008, we established a wholly-owned subsidiary in the British Virgin Islands, Han & Qin International (BVI) Limited, or Han & Qin BVI. In December 2008, Han & Qin BVI established a wholly-owned subsidiary in Hong Kong, Han & Qin Investments (HK) Limited. In March 2009, Han & Qin Investments (HK) Limited was restructured to become directly and wholly-owned by us, and its name was changed to Quorum Technology (H.K.) Limited, or Quorum HK. We intend to use Quorum HK as our international investment vehicle. There was no accounting for this restructuring as it was among entities under common control. We had originally intended to also use Han & Qin BVI as an international investment vehicle, but subsequently decided to consolidate international investments under Quorum HK. Han & Qin BVI had been a dormant company with no operations since its inception. As of December 2012, we have transferred 100% of our equity interest in Han & Qin BVI to a third party. The share transfer does not have any impact to the Company’s operations and consolidated financial statements.

Spreadtrum Beijing was initially established as a variable interest entity, or VIE, in March 2005 for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies (See note 1 to the Consolidated Financial Statements for details). We have been the primary beneficiary and have consolidated the financial statements of Spreadtrum Beijing since Spreadtrum Beijing’s inception. In April 2012, Spreadtrum Shanghai acquired all the equity interests held by the nominee shareholders of Spreadtrum Beijing, which resulted in Spreadtrum Beijing becoming a wholly-owned subsidiary of Spreadtrum Shanghai.

On May 4, 2011 and June 21, 2011, we acquired in the aggregate all the outstanding preference shares of MobilePeak, a fabless semiconductor company that specializes in the design of highly integrated UMTS/HSPA+ modem chipsets. On September 30, 2011, we acquired a majority of the outstanding ordinary shares of MobilePeak, upon which we became the holder of approximately 85.9% of the outstanding shares of MobilePeak on an as-converted basis. We subsequently made further acquisitions as a result of which, as of December 31, 2011, we had acquired 86.9% of the outstanding shares of MobilePeak on an as-converted basis and as of December 31, 2012, we had acquired 100% of the outstanding shares of MobilePeak on an as-converted basis. MobilePeak is an exempted company incorporated in the Cayman Islands with subsidiaries incorporated in Delaware and the PRC. As of June 30, 2011, we considered MobilePeak as a VIE but we were not considered the primary beneficiary of MobilePeak because we were not able to control MobilePeak at that time. Accordingly, we did not consolidate MobilePeak in the second quarter of 2011. As of September 30, 2011, since we had obtained majority control over MobilePeak, we accounted for the acquisition of additional shares on September 30, 2011 (the date of obtaining majority control) as a business combination achieved in stages and started to consolidate the financial statements of MobilePeak and its subsidiaries from September 30, 2011. On November 19, 2012, MobilePeak completed a merger and, as a result of the merger, MobilePeak became our 100% owned subsidiary. The merger was approved and carried out pursuant to the Cayman Islands Companies Law, which stipulates that approval of the merger requires the affirmative vote of the holders of at least two thirds of the common shares attending a duly convened shareholders meeting of MobilePeak voting by poll.

We acquired MobilePeak to broaden our portfolio of worldwide wireless handset technologies, to make inroads into the WCDMA data card, feature phone, smartphone and tablet markets and to develop the next generation multi-mode FDD-LTE/TD-LTE/WCDMA/TD-SCDMA technologies over the next two years. We acquired MobilePeak rather than other WCDMA technology companies because of the technology, cultural and geographical synergies between MobilePeak and us. In 2011, the aggregate cash consideration we paid in connection with the acquisition of the 86.9% equity interest in MobilePeak was approximately $30.8 million, including $27.2 million to acquire preference shares, $3.5 million to acquire ordinary shares and $0.1 million to acquire additional ordinary shares from non-controlling shareholders. In addition, we financed MobilePeak with an amount of $13.0 million, including bridge loans of approximately $7.8 million and approximately $5.2 million in loans to fund MobilePeak’s working capital and operations. We purchased the remaining outstanding shares of MobilePeak for approximately $1.4 million in 2012.

We have grown significantly since our inception. Our revenue increased sequentially from $12.9 million in 2004 to $38.3 million in 2005, $107.1 million in 2006, and $145.5 million in 2007, but subsequently decreased to $109.9 million in 2008 and $105.1 million in 2009. From 2009, our revenue increased sequentially to $346.3 million in 2010, $674.3 million in 2011 and $725.2 million in 2012. We derive substantially all of our revenue from the sale of Bundle Semiconductors as well as single baseband and RF integrated chips, or Integrated Semiconductors.

We first became profitable in the first quarter of 2006, and we recorded net income of $14.4 million in 2006 and $21.1 million in 2007. However, we recorded a net loss of $78.7 million in 2008 and $19.3 million in 2009. We recorded a net income of $67.2 million in 2010, $134.5 million in 2011 and $93.3 million in 2012. For a discussion of our principal capital expenditures, please see “Item 5.B Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

B.  Business Overview

We are a fabless semiconductor company that designs, develops and markets mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. Our solutions combine our highly integrated power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling our customers, who purchase our Bundle Semiconductors or Integrated Semiconductors directly or via distributors, to achieve faster design cycles with a lower development cost. We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA, WCDMA, HSPA, HSPA+ and LTE as well as a wide array of multimedia capabilities. Our customers include distributors and global and China-based manufacturers developing mobile products for consumers in China and other markets around the world.

As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Our single-chip CMOS multi-mode RF transceiver designs support a broad range of wireless communications standards, including GSM/GPRS, EDGE, WCDMA, TD-SCDMA, HSPA, HSPA+, and LTE, while enabling low power consumption. We currently sell our RF transceivers with our baseband chips as Bundle Semiconductors or integrated with our baseband chips as Integrated Semiconductors.

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

In 2011, we also expanded our portfolio offerings to include smartphone platforms, a higher value phone segment. We sell both thin modem products used by our customers to develop premium smartphone products, as well as smartphone platforms with integrated applications processors used by our customers to develop low-cost smartphone products. In December 2011, we introduced our first generation 600MHz Android 2.2 smartphone platform and, in the second quarter of 2012, we began shipping our second generation 1GHz Android 2.3/4.0 smartphone solution for TD-SCDMA and EDGE. In 2012, we shipped our smartphone chipsets in high volume, as a turnkey system that includes the baseband with integrated applications processor, RF transceiver, software and reference design.

In 2012, we also began commercial shipments of our first TD-LTE multimode modem which supports TD-LTE, TD-SCDMA, EDGE, GPRS and GSM in a single baseband chip. Our 4G product introductions will enable us to offer highly integrated, multimode mobile terminal solutions and provide solutions for markets transitioning from 3G to 4G standards.

We are currently developing wireless connectivity technologies. In 2012, we began shipping our 2.5G products with integrated FM radio and Bluetooth functionality.

Industry Background

Changing Wireless Technology Landscape

The wireless communications market is highly dynamic. Wireless technologies have evolved through successive generations of wireless protocols, driven by the need for more efficient networks with greater bandwidth capacity to enable increased usage of wireless data services by subscribers. Approximately half of the wireless terminals being sold in the world today are still based on 2G/2.5G/2.75G technologies, such as GSM/GPRS/EDGE and CDMA/CDMA1x. 2G networks utilize a relatively low bandwidth which permits voice and basic data communications, such as Internet access and multimedia messaging. 3G networks enable significantly higher data transmission speeds, up to a maximum of 42 Mbps compared to a maximum of a few hundred Kbps for 2.5G networks. These faster data transmission speeds facilitate an enhanced user experience through advanced applications such as music downloads, interactive mobile gaming and video calls. Current international standards for 3G include WCDMA/UMTS, TD-SCDMA and CDMA2000 1xEV-DO. 3G technologies currently are seeing rapid deployment and adoption around the world. Multimedia capabilities also are becoming standard features on today’s terminals, transforming them from pure communication tools to personal computing and entertainment devices. Furthermore, the proliferation of data usage has expanded the number of devices that interact with the wireless network, such as personal computers and laptops. To support demand for increasing data usage from consumers, mobile technology has begun transitioning to LTE, a 4G technology. LTE provides downlink peak rates up to 150 Mbps and uplink peak rates up to75 Mbps at 20MHz bandwidth. In addition to faster downlink and uplink rates, LTE can improve cell-edge user (CEU) performance, increase system capacity, and lower data transfer latencies. With these advantages, LTE is able to provide enhanced mobile experience for consumers.

In China, the evolution from 2G to 3G has in large part been based on the TD-SCDMA standard. In January 2006, the Ministry of Industry and Information Technology, or MIIT, approved TD-SCDMA as one of the national 3G technology standards for the wireless communications industry in China. The TD-SCDMA standard was developed through the collaboration among China’s wireless network operators and a number of technology providers, including semiconductor, equipment and software companies, and has received tremendous support from the Chinese government. In January 2009, MIIT issued 3G licenses as follows: the TD-SCDMA license was issued to China Mobile, the WCDMA license was issued to China Unicom and the CDMA2000 license was issued to China Telecom. Since then, China Mobile has sought to deploy the TD-SCDMA network nationwide through network infrastructure investment and has promoted TD-SCDMA in the market through advertising and wireless terminal subsidies. As voluntarily reported by China Mobile, China Mobile’s TD-SCDMA subscribers reached approximately 88 million by the end of 2012. China’s communication industry is also showing strong support for investment in LTE technology. China Mobile is expected to receive the TD-LTE license in the future and currently is conducting large-scale TD-LTE trials in thirteen cities in China.

The wireless communications market continues to be highly dynamic and new changes and developments may occur from time to time and at times unexpectedly.

Wireless Baseband Market — Key Component of Wireless Semiconductor Market

The baseband semiconductor is the most critical semiconductor component in a wireless terminal. It is commonly referred to as the engine of a wireless terminal, equivalent to the central processing unit of a computer. The baseband semiconductor is responsible for encoding and decoding communication using various wireless communications standards, and in some cases serves as a platform for the terminal’s operating system and multimedia applications, manages storage and directs short range connectivity such as Bluetooth traffic.

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

Products

We offer a broad range of integrated mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. Our solutions are sold as RF transceiver and baseband processor bundles or as RF transceiver and baseband single chips and are provided as a turnkey platform that combines our chipsets with customizable software and reference designs.

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

As part of our total baseband processor solution, we offer platform software that includes protocol stacks, user interfaces, file systems and device drivers. In addition, we have integrated other third-party software such as text input, Internet browsing, electronic mail, wireless application protocol, Java and multimedia messaging services into our platform software. We have also developed our own software development tools to assist our customers in developing software applications and manufacturing tools for our baseband semiconductors. In 2012, our revenue was primarily generated from sales of our Bundle Semiconductors and Integrated Semiconductors.

(A).  2G, 2.5G and 2.75G Baseband Semiconductors

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

Our EDGE smartphone platforms, which also include quad-band GSM/GPRS support, are based on a low power, cost efficient architecture targeting the low-cost smartphone market segment. We introduced our first generation 600MHz Android 2.2 smartphone platform in December 2011 and in 2012 we shipped to customers our second generation 1GHz Android 2.3/4.0 smartphone platform. Both smartphone platform generations are designed with 40 nanometer CMOS silicon.

(B).  3G Baseband Semiconductors

Our 3G baseband semiconductor solutions are designed for wireless terminals supporting both TD-SCDMA and WCDMA wireless technology.

Our TD-SCDMA baseband semiconductor solutions are designed to enable OEMs to develop feature-rich wireless devices spanning premium smartphones, low-cost smartphones, feature phones, fixed wireless products and datacards. Our TD-SCDMA solutions include dual-mode functionality, integrated power management and dual-SIM capability. They support GSM, GPRS, EDGE, TD-SCDMA and HSPA technologies, including 2.8Mbps HSDPA and 2.2Mbps HSUPA features. Our solutions are delivered as turnkey platforms, combining our highly integrated, power-efficient chipsets with customizable software and reference designs, enabling our customers to deliver feature-rich devices while reducing time-to-market and lowering the cost of development.

We offer multiple chip series designed for different market segments, including feature phones, ultra-low cost feature phones and fixed wireless products, Android smartphone products, as well as thin modem solutions for premium smartphones and datacard applications.

Our TD-SCDMA smartphone platforms, which include quad-band GSM/GRPS/EDGE support, are based on a low-power, cost-efficient architecture targeting the low-cost smartphone market segment. We introduced our first generation 600MHz Android 2.2 smartphone platform in December 2011 and in 2012 we shipped to customers our second generation 1GHz Android 2.3/4.0 smartphone platform.

In 2013, we will achieve volume shipments of WCDMA/HSPA+ modems. We will also use this HSPA+ technology to develop products targeting the WCDMA feature phone, smartphone and tablet markets as well as multimode products supporting multiple wireless standards.

Our TD-SCDMA and WCMDA baseband semiconductor products are currently designed with 40 nanometer CMOS silicon. We introduced our first 40 nanometer-based TD-SCDMA baseband semiconductors in January 2011 and were the first baseband semiconductor company globally to ship a baseband product based on this process node.

(C).  4G Baseband Semiconductors

In 2012, we began shipping our first 4G baseband semiconductor product, a single-chip multi-mode TD-LTE/TD-SCDMA/EDGE/GPRS/GSM baseband modem, targeting premium smartphone and datacard applications. We expect in the future to deliver products based on both TD-LTE and FDD-LTE technology, enabling us to deliver a wide variety of multimode products.

II. RF Transceivers

Our RF transceiver products, implemented in bulk digital CMOS silicon, are designed with stable plug-and-play RF technology to support low cost handset designs with minimal BOM cost. Our RF transceivers are fully qualified by the world’s leading handset brands and are sold as integrated or bundled technologies with our baseband platforms. We provide RF transceiver products for GSM/GPRS, EDGE, WCDMA, TD-SCDMA, HSPA, HSPA+ and LTE devices.

Our 2G RF transceivers are designed for entry-level smartphones and feature phones and offer industry-leading low power design. Our 3G RF transceivers are designed for dual-mode 3G smartphones, feature phones and datacard applications. Our 3G WCDMA series offers multi-mode, multi-band (MMMB) architecture with support for full-featured penta-band world phones with full receive diversity. Both our 3G WCDMA and 3G TD-SCDMA products minimize component count without requiring off-chip RF surface acoustic wave filters for transmission, and provide fully integrated low-noise amplifiers in all receive bands and clock support, including peripherals. Our 4G LTE series additionally supports TD-LTE and FDD-LTE in its MMMB architecture.

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

Through our acquisition of Spreadtrum USA in January 2008 and internally developed expertise, we have RF technology in advanced CMOS for single-chip, multi-mode RF transceivers offering high performance with low power dissipation, a small footprint and a high level of integration for multiple markets. Our RF expertise has enabled us to generate chips covering GSM/GPRS, EDGE, WCDMA, TD-SCDMA, HSPA, HSPA+ and LTE transmission standards. Combined with our baseband and software technology, we have unique technology expertise that ranges from the RF level to baseband and from physical layer software to protocol and applications.

We have broadened the portfolio of worldwide wireless handset technologies that we support to include WCDMA/HSPA+, enabling us to make inroads into the WCDMA feature phone, smartphone and tablet markets, and to develop the next generation multi-modeFDD-LTE/WCDMA/TD-LTE/TD-SCDMA/GSM technologies.

We are currently developing wireless connectivity technologies. In 2012, we began shipping our 2.5G products with integrated FM radio and Bluetooth functionality.

Customers

Our customers include distributors, brand manufacturers such as Samsung and HTC, IDHs and ODMs. We currently sell our products directly or through distributors to brand manufacturers, IDHs and ODMs, many of whom are primarily located in China and Hong Kong. Our customers integrate our products into their wireless products. Brand manufacturers develop wireless terminals or desktop phones under their own brand name. IDHs design wireless terminals for brand manufacturers, and, in some cases, coordinate testing and assembly services of those wireless terminals for those brand manufacturers. ODMs provide end-to-end wireless terminal design and system integration services to their customers.

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

The following table summarizes information regarding the regions where we derived revenues from our direct customers for the periods indicated:

	Years ended December 31,
	2010	2011	2012
	(in thousands)
Revenue distribution:
Hong Kong	$310,317,223	$636,898,061	$651,291,010
Mainland China, excluding Hong Kong	27,730,120	33,434,556	69,978,576
Others	8,291,399	3,923,273	3,975,652
Total net revenue	$346,338,742	$674,255,890	$725,245,238

In 2010, four customers each accounted for more than 10.0% of our revenue: 23.0%, 14.8%, 11.6% and 10.2%, respectively. In 2011, four customers each accounted for more than 10.0% of our revenue: 18.5%, 16.7%, 11.3% and 11.2%, respectively. In 2012, three customers each accounted for more than 10% of our revenue: 25.0%, 21.8% and 16.0%, respectively.

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

Manufacturing

As a fabless semiconductor company, we do not own or operate wafer fabrication or assembly and testing facilities. Instead, we develop our proprietary designs and provide them to third-party foundries to produce silicon wafers for our semiconductors. By utilizing third-party foundries to produce silicon wafers for our semiconductors and outsourcing our assembly and testing requirements, we are able to focus more of our resources on product design and software development, and eliminate the high cost of building and operating advanced semiconductor fabrication, assembly and testing facilities. All of our current semiconductors are developed and manufactured with 0.18-micron, 0.152-micron, and 40-nanometer CMOS process technologies. Our products are semiconductor chips, which are light in weight. The major raw materials in use are silicon wafers and packaging substrates, which are widely available commodity in the semiconductor supply chain. While the semiconductor industry experiences cyclical fluctuations from time to time, such raw materials are procured by foundries and assembly and testing service providers that have substantial levels of demand, which enables them to obtain raw materials at competitive prices. In our experience, the pricing of silicon wafers and substrates has not impacted the costs of our products in any material way.

We have outsourced to foundries all of our wafer production, most of which has been outsourced to TSMC, the world’s largest foundry and our primary foundry service provider since our inception. Our in-house engineering staff designs our products with standard cells from foundries or third-party library providers, and provides the designs to foundries for manufacturing. We periodically work with foundries to review pricing, capacity, cycle time and other terms, and we work closely with foundries in order to achieve high manufacturing yields during the wafer fabrication process, which is an important aspect of our cost-reduction efforts. However, we do not have a guaranteed level of production capacity with foundries. For further discussion of risks associated with TSMC, please see “Item 3.D — Risk Factors — Risks Related to Our Business — We depend on independent foundries to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships”, “Item 3.D — Risk Factors — Risks Related to Our Business — Our primary foundry and assembly and testing service providers maintain facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval” and “Item 3.D — Risk Factors — Risks Related to Our Business — We may experience lower than expected manufacturing yields or limitations in designing with new process technologies, which could adversely affect our business and operating results”.

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

We continue to proactively harvest inventions from our R&D activities and expand our patent portfolio. For example, we have seen continuous growth in the number of patents granted to us in China. Spreadtrum Shanghai was granted 11, 20, 51, 89 and 101 patents in China in 2008, 2009, 2010, 2011 and 2012, respectively.

As of March 31, 2013, we owned 405 patents. In addition, as of March 31, 2013, we were the co-owner of 30 patents in China. We are also expanding our international patent portfolio. As of March 31, 2013, we owned 85 patents in other countries and regions.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including LTE, TD-SCDMA, HSDPA, HSUPA, WCDMA and GSM/GPRS/EDGE technologies, and RF transceivers.

Some of the components, materials and software used in our products are purchased or licensed from a single supplier. For example, we have incorporated digital signal processing cores licensed from CEVA Technologies Inc. and RISC processor cores licensed from ARM Ltd.

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

Our semiconductors are integrated into wireless terminals that operate within mobile operators’ networks. Before a wireless terminal vendor can release a wireless terminal into production, it must conduct rigorous field testing and obtain a certification that the wireless terminal meets certain quality and interoperability standards. For example, GSM wireless terminals must obtain FTA certification. Accordingly, our semiconductors undergo rigorous field testing in mobile operators’ networks and are certified prior to being designed into a wireless terminal. We have field tested our semiconductors in operating wireless terminals within mobile operators’ networks pursuant to comprehensive test cases that we have developed. We also subject our semiconductors to a battery of tests, including protocol stacks and interoperability testing, in order to obtain certification. We have obtained PTCRB/GCF/FTA certification for our 2.5G baseband chipset and PRC type approval, also known as Network Access Licenses issued by MIIT for our TD-SCDMA baseband semiconductors. In addition to the tests mentioned above, our TD-SCDMA baseband semiconductor products are subject to testing by China Telecommunication Technology Labs of MIIT and an Acceptance Test by China Mobile before they can be sold in China.

Competition

The baseband semiconductor industry is highly competitive and dynamic and is characterized by rapid technological changes, evolving industry standards, price reductions and rapid product obsolescence. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the design needs of our customers’ next generation products and applications. We currently sell a substantial portion of our products to brand manufacturers, IDHs and ODMs, directly or via distributors, and we primarily compete in China and in the global market with baseband processor solutions providers, such as Infineon, Leadcore, Marvell, MediaTek, MStar, RDA and ST-Ericsson. As we expand our WCDMA and LTE business, we may compete in the future with additional baseband processor solutions providers, such as Broadcom and Qualcomm.

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

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

On June 24, 2000, the General Office of the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning ICDEs. On January 28, 2011, the State Council promulgated the Several Policies to Further Encourage the Development of the Software and Integrated Circuit Industry, or the New IC Policies. The New IC Policies set forth further preferential policies on tax, investment and financing, research and development, import and export, talent, intellectual property protection and market environment matters concerning ICDEs. The preferential policies under the IC Policies continue to be valid following the issuance of the New IC Policies unless and to the extent such preferential policies have been updated or superseded in the New IC Policies.

Accreditation of ICDEs

Only duly accredited ICDEs may qualify for preferential industrial policies. Pursuant to the Regulations on Administration of the Accreditation of Integrated Circuit Design Enterprises and Products jointly issued by the MIIT and the SAT on March 7, 2002 and the Notice Concerning Adjustment of Accreditation Organization and Administration Manner of Integrated Circuit Design Enterprises and Products jointly issued by the MIIT and the SAT on June 30, 2004, in order to obtain accreditation, an ICDE must:

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

On May 30, 2012, the SAT issued a public announcement, stating that accreditation of ICDEs shall be governed by the Regulations on Administration of the Accreditation of Integrated Circuit Design Enterprises to be jointly formulated by the MIIT, the National Development and Reform Commission, the Ministry of Finance, the SAT and other relevant authorities. It is unclear when such regulations will be issued. Before such regulations are issued, the existing accreditations remain effective.

We conduct our integrated circuit design in China through Spreadtrum Shanghai, which was accredited as an ICDE by the Shanghai Information Office in 2001 and has passed the annual review of such accreditation for 2008, 2009, 2010, 2011 and 2012 and therefore, is eligible for preferential tax treatment under PRC laws relating to ICDEs as briefly described below.

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

Corporate Income Tax.  Under the IC Policies and the New IC Policies, an accredited ICDE is entitled to take advantage of the preferential policies for corporate income tax. On April 20, 2012, the Ministry of Finance and the SAT jointly issued the Notice Concerning Corporate Income Tax Policy to Further Encourage Development of the Software and Integrated Circuit Industry, or Circular 27, with retroactive effect on January 1, 2011, providing for detailed preferential policies for corporate income tax applicable to the software and integrated circuit industry. Pursuant to the New IC Policies and Circular 27, an ICDE is entitled to a tax holiday which, prior to December 31, 2017, shall start from the year in which an ICDE first has positive accumulated earnings, and, during such tax holiday, the ICDE is exempted from corporate income tax for two years and is entitled to a 50% reduction in the corporate income tax for the succeeding three years. Spreadtrum Shanghai has been accredited as an ICDE and is entitled to such tax preferential treatment.

On March 16, 2007, the PRC National People’s Congress approved and promulgated the CIT Law, which took effect beginning January 1, 2008. Under the CIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The CIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the CIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, tax rate of such companies may gradually adjust to the uniform tax rate within such transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the CIT Law, i.e., 2008. While the CIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors such as those accredited as ICDEs as described above and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies.

For the potential effects of the CIT Law on our preferential tax treatment, see “Risk Factors — Risks Related to Doing Business in China — If changes in the tax laws of the PRC reduce the tax benefits available to us or our subsidiaries, our results of operations could be adversely affected.”

Business Tax. Under the New IC Policies, qualified ICDEs may enjoy the exemption of business tax for the businesses including software development and test, information system integration, consultation and operational maintenance, and the design of IC products in accordance with the rules to be promulgated by the Ministry of Finance, the SAT and other relevant governmental authorities.

Starting from January 1, 2012, China implemented a pilot program replacing business tax with value-added tax for services in the transportation industry and some modern services in certain cities and provinces pursuant to the Circular on Printing and Distributing the Pilot Program for Replacing Business Tax with Value-Added Tax and the Circular on Implementation of the Pilot Program for Replacing Business Tax with Value-Added Tax in respect of the Transportation Industry and Some of the Modern Services in Shanghai, with a view to expanding the application scope of value-added tax to cover certain services which are currently subject to business tax and eventually to replace business tax with value-added tax. Effective as of January 1, 2012, all the service providers rendering services in the transportation industry or services selected for the pilot program in Shanghai, including research, development and technical services, information technology services, cultural and creative services, logistics and ancillary services, professional verification and consultancy services, and leasing of tangible properties, are subject to and should pay value-added tax, and shall no longer pay business tax. The pilot program is currently implemented in a number of major cities and provinces (including Shanghai, Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong and Xiamen and will very likely be rolled out nationwide in the future).

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001. Set forth below are major PRC laws and international treaties effective in China protecting intellectual property rights that may impact us:

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

SAFE Regulations on Mergers and Acquisitions, Offshore Investments and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 21, 2005, SAFE issued a public notice which became effective on November 1, 2005. This notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE would subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

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

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, SAFE may require the remedy and even impose administrative penalties that SAFE deems appropriate.

In addition, on March 28, 2005, the PRC Ministry of Finance and the SAT issued the Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. On September 30, 2006, the SAT issued the Supplemental Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Mergers and Acquisitions Rules

On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006.

Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the Ministry of Commerce or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the Ministry of Commerce, and the share swap would not be approved unless such foreign investor is a listed company or an offshore special purpose vehicle, or SPV. As defined in the M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.

Under the M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that the listing of SPVs referred to in the M&A Rules are subject to CSRC approval.

On February 3, 2011, the General Office of the State Council promulgated the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to security review of the PRC governments. The security review assesses the impact of the acquisition on national security, stable operation of national economy, basic living of the people, and research and development capacity for key technologies related to the national security. On August 25, 2011, the PRC Ministry of Commerce promulgated the M&A Security Review Regulation, which became effective on September 1, 2011. The M&A Security Review Regulation stipulates the requirements of application documents and security review procedures of the Ministry of Commerce. The M&A Security Review Regulation further specifies that the security review shall not be avoided by way of nominee, trust, reinvestment, rent, loan, contractual control, overseas transaction or other means.

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, FIEs are subject to land use tax, levied on a yearly basis. Such regulations authorize provincial governments to enact local implementing rules. On November 12, 2007, the Shanghai government issued the Shanghai Urban Land Use Tax Implementation Rules, or the Shanghai Implementation Rules, which took effect since the tax year of 2007. According to the Shanghai Implementation Rules, the land use tax levied for the urban area of Shanghai is divided into six tiers, i.e., from RMB 1.5 per square meter per year to RMB 30.0 per square meter per year.

PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export Technology, which is promulgated and updated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce. Technology which does not fall into the above two catalogues can be imported or exported upon registration with competent commercial administration authority. Spreadtrum Shanghai has licensed, or transferred, certain of its technologies to us or other third parties outside of China, which licenses or transfers would constitute technology export under PRC laws. In addition, Spreadtrum Shanghai has entered into license agreements with us or other third parties outside of China, which license agreements would constitute the import of technology under PRC laws. Spreadtrum Shanghai may from time to time need to obtain the approval of, or complete the applicable registration with, the relevant PRC governmental authorities for its import and export of these technologies, and may be subject to certain risks.

PRC Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. The regulations include specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.

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

C.  Organizational Structure

We are a holding company incorporated in the Cayman Islands. The chart below sets forth our primary subsidiaries including their jurisdictions and dates of incorporation or establishment, our ownership interest in each subsidiary or affiliate, and their principal activities as of date of this Annual Report:

Name of company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Spreadtrum Communications (Shanghai) Co., Ltd.	PRC July 18, 2001	100% (indirect)	Research and development, marketing, finance, sales and administrative activities

Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd. (1)	PRC March 30, 2005 became our wholly-owned subsidiary on April 28, 2012	100% (indirect)	Research and development and administrative activities

Spreadtrum Communications Technology (Shanghai) Co., Ltd., formerly Spreadtrum International Trading (Shanghai) Co., Ltd.	PRC November 16, 2005	100% (indirect)	Administrative and sales activities

Spreadtrum Hong Kong Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Spreadtrum International Limited	Hong Kong November 29, 2007	100% (direct)	Holding company

Spreadtrum Communications USA Inc., formerly Quorum Systems, Inc.	Delaware, USA March 4, 2003; became our subsidiary on January 15, 2008	100% (direct)	Research and development and administrative activities

Shanghai Han & Qin Investment Co. Ltd.	PRC September 5, 2008	100% (indirect)	Investment activities

Chengdu Chuanyue Electronics Co., Ltd.	PRC December 10, 2007; acquired 89.19% equity interest as of July 19, 2012	89.19% (indirect)	Research and development activities

Spreadtrum Communications (Tianjin) Co., Ltd.	PRC December 8, 2010	100% (indirect)	Research and development and administrative activities

Spreadtrum Communications (Chongqing) Co., Ltd.	PRC December 31, 2010	100% (indirect)	Research and development and administrative activities

Quorum Technology (H.K.) Limited	Hong Kong December 12, 2008	100% (direct)	Investment activities

SPRD LLC (successor to Spreadtrum Communications Corp.)	Delaware December 22, 2008	100% (indirect)	Administrative activities

MobilePeak Holdings, Ltd.	Cayman Islands January 12, 2005; became our wholly-owned subsidiary on November 19, 2012	100% (direct)	Holding company

MobilePeak Systems, Inc.	Delaware February 11, 2005; became our wholly-owned subsidiary on November 19, 2012	100% (indirect)	Research and development activities

Shanghai MobilePeak Semiconductor Co., Ltd.	PRC November 9, 2005; became our wholly-owned subsidiary on November 19, 2012	100% (indirect)	Research and development, marketing, finance, sales and administrative activities

Telegent Systems, Inc.	Cayman Islands April 29, 2004; became our subsidiary on August 2, 2011	100% (direct)	Research and development activities

(1)	Spreadtrum Beijing was established originally as a variable interest entity in March 2005 for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies (See note 1 to the Consolidated Financial Statements for details). We have been the primary beneficiary and consolidated the financial statements of Spreadtrum Beijing since Spreadtrum Beijing’s inception. Spreadtrum Shanghai acquired all the equity interests held by the nominee shareholders of Spreadtrum Beijing and converted Spreadtrum Beijing into its wholly owned subsidiary in April 2012.

Spreadtrum Communications, Inc. (Cayman)
Note 1
Spreadtrum Communications USA Inc. (Delaware)
Note 2
SPRD LLC (Delaware)
Note 8
MobilePeak Holdings, Ltd.
Note 10
MobilePeak Systems, Inc. (Delaware)
Note 10
Shanghai MobilePeak Semiconductor Co., Ltd. (PRC)
Note 1
Spreadtrum Hong Kong Limited. (Hong Kong)
Note 3
Spreadtrum Communications (Shanghai) Co., Ltd. (Shanghai)
Spreadtrum Communications (Shanghai) Co., Ltd.-Taiwan Representive Office (Taipei, Taiwan)
Note 7
Spreadtrum Communications (Tianjin) Co., Ltd. (Tianjin)
Spreadtrum Communication (Shanghai) Co., Ltd.-Shenzhen Branch Office
Spreadtrum Communication (Shanghai) Co., Ltd.-Beijing Branch Office
Note 9
Chengdu Chuanyue Electronics Co., Ltd.
Note 7
Spreadtrum Communications (Chongqing) Co., Ltd. (Chongqing)
Note 5
Beijing Spreadrum High-Tech Communications Technology Co., Ltd. (Beijing)
Note 1
Telegent Systems, Inc. (Cayman)
Note 1
Spreadtrum International Limited (HongKong)
Note 4
Spreadtrum Communications Technology (Shanghai) Co., Ltd. (Shanghai)
Note 6
Shanghai Han & Qin Invesment Co., Ltd. (Shanghai)
Korea Branch Office of Spreadtrum International Limited (Korea)
Note 1
Quorum Technology (H.K.) Limited (Hong Kong)

Note 1: 100% owned by Spreadtrum Communications, Inc.

Note 2: 100% owned by Spreadtrum Communications USA Inc.

Note 3: 100% owned by Spreadtrum Hong Kong Limited.

Note 4: 100% owned by Spreadtrum International Limited.

Note 5: 100% owned by Spreadtrum Communications (Shanghai) Co., Ltd.

Note 6: 100% owned by Spreadtrum Communications Technology (Shanghai) Co., Ltd.

Note 7: 100% owned by Spreadtrum Communications (Shanghai) Co., Ltd.

Note 8: 100% owned by Spreadtrum Communications, Inc.

Note 9: 89.19% owned by Spreadtrum Communications (Shanghai) Co., Ltd.

Note 10: 100% owned by MobilePeak Holdings, Ltd.

D.  Property, Plants and Equipment

Our principal offices are located on premises comprising approximately 12,814 square meters in Shanghai, China. On December 26, 2006, our wholly-owned PRC subsidiary, Spreadtrum Shanghai, entered into a contract to purchase the office building where our principal offices are located. We have obtained the related ownership certificate for the office building where our principal offices are located. We own 47 residential units next to our principal offices. We also have leased offices in Shanghai, Beijing, Shenzhen, Chongqing, Chengdu and Tianjin, China; Suwon, Republic of Korea; San Diego, California, United States of America; Noida, India; and Taipei, Taiwan.

On January 31, 2007, Spreadtrum Shanghai entered into a contract to purchase the land use rights to a parcel of undeveloped land of approximately 23,000 square meters that is adjacent to our principal offices. We paid a deposit under such contract equal to the aggregate purchase price of $6.8 million for the land use rights. In December 2009, Spreadtrum Shanghai entered into a joint venture agreement with three other parties to form a joint venture, Zhanxiang, for the purpose of developing the land. The registered capital of Zhanxiang is $28.3 million and Spreadtrum Shanghai would inject capital of $6.8 million. In the same month, Spreadtrum Shanghai injected $0.3 million in cash into Zhanxiang. Under a series of agreements entered into by Spreadtrum Shanghai with other investors of Zhanxiang in 2009, Spreadtrum Shanghai agreed to exchange, in substance, the deposit it had paid for the land use rights as its capital contribution into Zhanxiang. In February 2010, Spreadtrum Shanghai received a refund of its deposit for the land use rights of $6.8 million. Thereafter, Spreadtrum Shanghai injected approximately $6.5 million into Zhanxiang to complete the capital contribution for its 24% equity interest in Zhanxiang (See note 9 to the Consolidated Financial Statements for details). Zhanxiang completed the building construction on the land in December, 2012. Spreadtrum Shanghai transferred its 24% equity interest in Zhanxiang to Spreadtrum Tianjin in October 2012. The transfer of the equity interest in Zhanxiang from Spreadtrum Shanghai to Spreadtrum Tianjin had no impact on our consolidated finanical statements.

We believe that we will be able to obtain adequate facilities to accommodate our future expansion plans.

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use

Spreadtrum Center, Building 1 Lane 2288, Zuchongzhi Road Zhangjiang, Shanghai 201203 China	Own	12,814	Administration; research and development; sales.

15 th Floor B, Building No.1 Minrun Industry Community 1388 Yishan Road Xuhui District Shanghai 200233 China	Lease	1,000	Research and development.

B701, B709, C701, C702, C703, C705, 7 th Floor B Building 1 12 Yumin Road Chaoyang District Beijing 100029 China	Lease	1,479	Administration; research and development; sales; government relations.

B702, B708, 7 th Floor China International Hi-tech Convention and Exhibition Center 12 Yumin Road Chaoyang District Beijing 100029 China	Lease	566.74	Administration; research and development; sales; government relations.

101, 1F, Yingtang Plaza (formerly Beida Jade Bird Building), South Area Hi- Tech Industrial Park, Shenzhen 518057, China	Lease	450	Research and development; customer support.

Room 204, 288, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do,Korea (ZIP: 442-835)	Lease	100	Research and development; customer support.

2-3-301, 2-3-302, 2-3-401, 2-3-402, 2-3-501, 2-3-502, Ronghe Plaza, 168 West 4 Road, Konggang Economic Zone, Tianjin China	Lease	5,430	Administration; research and development.

5960 Cornerstone Court W., Suite 200 San Diego, California 92121 United States of America	Lease	1301	Administration; research and development.

12 F, No.183, Sec.2, Tiding Blvd, Neihu District, Taipei City, Taiwan	Lease	223	Liaison office.

C – 28 & 29, Logix Cyber Park Tower B, 2nd Floor, Sector – 62, Nodia 201301, Uttar Pradesh India	Lease	1,151	Research and development; customer support.

106, Building No.6 High-tech Business Incubator Park, Tianfu Avenue, Gaoxin District, Chengdu, China 610041	Lease	666	Research and development.

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

A.  Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. Our solutions combine our highly integrated power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling our customers to achieve faster design cycles with a lower development cost. We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA, WCDMA, HSPA+ and LTE as well as a wide array of multimedia capabilities. Our customers include global and China-based manufacturers developing mobile products for consumers in China and other markets around the world.

Revenue

Since we began to ship our baseband semiconductors in volume in the third quarter of 2005, revenue from our baseband semiconductors has increased substantially, both in absolute dollar terms and as a percentage of total revenue. As a result of our acquisition of Spreadtrum USA in January 2008, we started to design, develop and market RF transceivers. Revenue from our RF transceivers has increased significantly, both in absolute dollar terms and as a percentage of total revenue. Starting from 2009, we have primarily been generating our revenues from sales of Bundle Semiconductors, which include baseband semiconductors and RF transceivers sold together. In 2010, our sales volume of 2.5G/2G and 3G Bundle Semiconductors increased by 253.6% and 907.5% from 2009, respectively. In 2011, our sales volume of 2.5G/2G and 3G Bundle Semiconductors increased by 118.6% and 169.9% from 2010, respectively. In 2012, our sales volume of 2.5G/2G and 3G Bundle Semiconductors/Integrated Semiconductors increased by 24.0% and 72.4% from 2011, respectively.

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

Research and Development Expenses

Research and development expenses consist primarily of salaries, bonuses and benefits for research and development personnel, expenses associated with prototype masks, lease payments associated with space allocated to research and development personnel, travel expenses, fees for engineering and field testing services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and share-based compensation expense. Our research and development expenses have been partially offset by subsidies, including grants we have received from PRC government authorities and a telecom operator. For the years ended December 31, 2010, 2011 and 2012, $5.0 million, $2.9 million and $23.4 million were recorded as offsets to research and development expenses incurred, respectively. As of December 31, 2010, 2011 and 2012, we had total unearned subsidies of $7.2 million, $24.2 million and $14.2 million, respectively, since the requirements for those specific research and development projects had not been fulfilled. We expect to meet all these requirements in later periods before the deadlines set by the government. In addition to the government subsidies, for the years ended December 31, 2010, 2011 and 2012, $2.9 million, $10.3 million and $1.5 million were recorded as offsets to research and development expenses incurred, respectively, which are related to a subsidy program sponsored by a telecom operator for the promotion of TD-SCDMA products and the details of which are explained below. There can be no assurances that we will receive any subsidies in the future. We expect that our total research and development expenses will increase as we continue to develop new baseband or other semiconductors.

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

As of December 31, 2009, Spreadtrum Shanghai had received an aggregate of RMB39.2 million (approximately $5.7 million), representing RMB19.6 million (approximately $2.9 million) for each of the two contracts, from the telecom operator, which funds were included in accrued expenses and other liabilities. Spreadtrum Shanghai did not receive any such funds in 2010. As of December 31, 2010, Spreadtrum Shanghai had substantially fulfilled major milestones and passed critical performance tests which were required under one of the contracts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB19.6 million (approximately $2.9 million) as a reduction of research and development expenses in 2010.

In 2011, Spreadtrum Shanghai received from the telecom operator an additional amount of RMB49.0 million (approximately $7.4 million) in the aggregate, representing RMB24.5 million (approximately $3.7 million) for each of the two contracts as referenced above. As of December 31, 2011, Spreadtrum Shanghai had substantially fulfilled all major milestones and passed critical performance tests required under both contracts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB68.6 million (approximately $10.3 million), including RMB19.6 million (approximately $2.9 million) carried forward from 2010 and RMB49.0 million (approximately $7.4 million) received in 2011, as a reduction of research and development expenses in 2011.

In 2012, Spreadtrum Shanghai received from the telecom operator the final amount of RMB9.8 million (approximately $1.5 million) and recognized this amount as a reduction of research and development expenses in 2012.

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

We recorded share-based compensation expense of $10.3 million, $16.4 million and $25.5 million in 2010, 2011 and 2012, respectively. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue. As of December 31, 2012, we had $53.5 million of unrecognized deferred share-based compensation expense.

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

PRC Tax

Corporate Income Tax. On January 1, 2008, the CIT Law in China took effect. The CIT Law applies a uniform 25% corporate income tax rate to both FIEs and domestic companies. Under the prior tax regime, FIEs were generally entitled to various preferential tax treatment which led to their effective income tax rate being significantly lower than the otherwise applicable total tax rate of 33%, the sum of a 30% national tax rate and a 3% local tax rate. The CIT Law provides a five-year transition period from its effective date for those companies which were established before the promulgation date of the CIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Under the CIT Law, preferential income tax rate of 15% will continue to be granted to companies that qualify as “new and high technology enterprises strongly supported by the state”. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives, or Circular 39. Based on Circular 39, certain specifically listed categories of companies which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlap with preferential policies provided by the CIT Law, a company may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Also the policy cannot be changed once determined.

Before 2008, foreign-invested Integrated Circuit, or IC, design companies were entitled to two years of income tax exemption starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified foreign-invested ICDE, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as a “new and high technology enterprises strongly supported by the state” from the relevant tax authorities in December 2008. Since the CIT Law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate increased from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22%, and 24%, respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai has chosen to enjoy the 15% preferential tax rate after the transition period expires in 2011 if it continually qualifies as an NHTE. In 2011, Spreadtrum Shanghai completed the renewal of such NHTE qualification for the succeeding three years from 2011 to 2013.

Before 2008, as a high-technology company incorporated in the Zhongguancun Hi-Tech Park, Spreadtrum Beijing was subject to PRC income tax at a preferential tax rate of 15%, and was entitled to an income tax exemption from 2006 to 2007 and a 50% tax rate reduction for the succeeding three years from 2008 to 2010 based on the approval obtained from the tax authority. Pursuant to the CIT Law, Spreadtrum Beijing was subject to 25% tax rate starting from 2008 since it did not have the NHTE qualification. It entered its first year of accumulated profit making and started to pay income tax in 2009.

Shanghai Technology was established in Shanghai Waigaoqiao Free Trade Zone and was subject to PRC income tax at a preferential rate of 15% in 2007. It entered its first year of accumulated profit making and started to pay income tax in 2007. Because Shanghai Technology is located in Shanghai Pudong New District, it was subject to a transitional income tax rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

Spreadtrum Tianjin was established in Tianjin Airport Economic Zone in 2010 and was subject to PRC income tax at a rate of 25% in 2010. In 2011, Spreadtrum Tianjin was qualified as an ICDE and thus was entitled to two years of income tax exemption starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. For the year ended December 31, 2012, Spreadtrum Tianjin for the first time was profitable after taking into account any tax losses brought forward from prior years and, as a result, started the two-year-exemption-and-three-year-reduction period from 2012.

MobilePeak Shanghai is a wholly-owned subsidiary of MobilePeak. MobilePeak Shanghai was a qualified ICDE and was entitled to two years of income tax exemption starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As of December 31, 2012, MobilePeak Shanghai was in accumulative tax loss situation.

Value-added Tax.  Value-added tax is imposed on sales or imports of goods and on the provision of processing, repair or replacement labor services pursuant to the PRC Provisional Regulations on Value-added Tax of the PRC State Council, as amended from time to time, and its implementing regulations. A 17% value-added tax rate applies to integrated circuit products sold to PRC domestic customers.

Under the pilot program replacing business tax with value-added tax currently implemented in a number of major cities and provinces (including Shanghai, Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong and Xiamen, a 6% value-added tax applies to research, development and technical services, information technology services, cultural and creative services, logistics and ancillary services and professional verification and consultancy services; however, small-scale value-added tax payers (as opposed to general value-added tax payers) are subject to 3% value-added tax.

Business Tax.  Revenue generated from services provided by Spreadtrum Shanghai, Spreadtrum Technology and Spreadtrum Beijing, including from technical, consulting and other services and royalties, were subject to a 5% PRC business tax before the implementation of the pilot program described above, and are currently subject to a 6% value-added tax since the implementation of the pilot program. Revenue from technical services related to technology development and transfer can be exempted from this business tax and the value-added tax which replaces the business tax, subject to government approval. We have been successful in obtaining approvals for such exemptions for services revenue in the past.

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

Variable Interest Entity

Spreadtrum Beijing was established for the purpose of performing research and development activities on behalf of Spreadtrum Shanghai and qualifying for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing, a PRC domestic company, was formed in March 2005 with the owners being three PRC nationals who were family members of our co-founders. In May 2005, we entered into a loan agreement with the three PRC nationals who were the nominee shareholders of Spreadtrum Beijing pursuant to which we provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into various agreements with Spreadtrum Beijing, including an agreement for the use of trademarks of Spreadtrum, and a research and development agreement, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai reimburses Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and our co-founders, and the fact that one of the members of our management served as the legal representative of Spreadtrum Beijing, we have had the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing was deemed a VIE and we the primary beneficiary. Accordingly, we have consolidated the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected $0.7 million into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants. Consequently, Spreadtrum Shanghai owned approximately 37.9% of the equity interest in Spreadtrum Beijing, and each of the three PRC national nominee shareholders owned approximately 20.7% of the equity interest in Spreadtrum Beijing. Spreadtrum Shanghai’s increased ownership of the equity interest in Spreadtrum Beijing had no impact on the VIE analysis because the three PRC national shareholders had been nominee shareholders and had never shared risks and rewards of equity ownership with us.

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

In April 2012, Spreadtrum Shanghai acquired all the equity interests held by the nominee shareholders of Spreadtrum Beijing and converted Spreadtrum Beijing into its wholly-owned subsidiary. Since Spreadtrum Beijing continued to be consolidated in our financial statements as Spreadtrum Shanghai’s wholly-owned subsidiary, this acquisition of equity interests did not have any impact on our consolidated financial statements.

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

Cash consideration given by us to customers is recorded as a reduction of revenue, unless we receive an identifiable benefit (goods or services) in exchange for the consideration and we are able to reasonably estimate the fair value of the benefit identified.

We recognize revenue from service contracts upon completion of all services when such revenue amount is insignificant and the service could be completed within a short period of time (generally one to three months). Otherwise, we use percentage of completion method to recognize revenue from service contracts.

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

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units, assignments of goodwill to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. Consistent with the requirements of ASC 350-20-35, the fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. There was no impairment loss on goodwill recognized for the years ended December 31, 2010, 2011 and 2012.

We adopt the Financial Accounting Standards Board, or FASB revised guidance on “Testing of Goodwill for Impairment.” Under this guidance, we have the option to choose whether we will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, we start the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, we perform the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts.

We will continue to closely monitor the 2013 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

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

In 2010, we recorded $4.5 million impairment loss on acquired intangible assets that became obsolete in connection with rapid technology advancement and evolvement. No impairment was recognized for the years ended December 31, 2009, 2011 and 2012. In 2013, if actual future demand or market conditions are less favorable than those projected by our management, additional impairments on long-lived assets and write-downs may be required.

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

Our balances for deferred costs and advances from customers result from the terms of our quality inspection arrangements with customer acceptance provision, which provide customers with a quality inspection period. Pursuant to the terms of such arrangements, we deliver our products and receive payments from customers; however, we do not recognize revenue until the earlier of the customer’s acceptance of the products or the expiration of the quality inspection period (without a prior rejection of the products by the customer). In the fourth quarter of 2011, we began gradually decreasing the use of our customer acceptance program on new orders since the consistent high quality of our products has helped to firmly establish customer confidence. As a result, our balances for deferred costs as of the end of 2012 decreased by approximately $48.6 million, or 75.1%, from the end of 2011, while our revenue in 2012 increased by 7.6% from that of 2011. Decreasing the use of our customer acceptance program on new orders from the fourth quarter of 2011 also contributed to a decrease in advances from customers as of December 31, 2012 as compared to December 31, 2011.

As of December 31, 2012, the balance of inventory written-down was $4.5 million. We are able to release certain inventory write-downs together with the corresponding inventories only when we subsequently discard the products with nominal proceeds or sell them with certain proceeds in the event that market demand arises. In connection with sales of the previously written-down inventories, we recognized increased gross profit in an amount of $5,143,448, $4,478,652 and $496,532 for the years ended December 31, 2010, 2011 and 2012, respectively, with contribution to gross profit of 1.5%, 0.7% and 0.2%, respectively (see note 4 of our Consolidated Financial Statements for details).

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

Long-term Investments

We continually review our long-term investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in this determination are the length of time that the fair value of the investment is below its carrying value and the financial condition, operating performance and near-term prospects of the investee. In addition, we consider the reasons for the decline in fair value, general market conditions, industry-specific or investee-specific reasons, analysts’ ratings and estimates of 12-month share price targets for the investee changes in stock market price or valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in losses of affiliated companies. No impairment losses were recorded in the years ended December 31, 2010, 2011 and 2012.

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

Contingencies

We account for loss contingencies under the provisions of ASC 450-20 with the required disclosures as described in note 22 to our Consolidated Financial Statements included in this Annual Report on Form 20-F. We record loss contingencies when, based on information available, it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We have accrued $5.5 million in “Accrued expenses and other liabilities” in the consolidated balance sheets as of December 31, 2012, in connection with a pending arbitration with a supplier. When a loss contingency is reasonably possible but not probable, we make disclosure of the contingent loss, which indicates the nature of the contingency and gives an estimate of the possible loss or range of loss or states that such an estimate cannot be made.

Based on our current knowledge, which includes consultation with outside counsel handling our defense in these matters, we believe that we have made adequate provisions for current or unasserted claims. It is possible, however, that our future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Inflation could affect our business in the future by, among other things, increasing the costs of labor, raw materials and bank borrowings. If our costs were to become subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases.

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

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands)
Selected Consolidated Statement of Operations Data:
Revenue	$346,338	$674,256	$725,245
Cost of revenue (1)	193,873	393,624	454,369
Gross profit	152,465	280,632	270,876
Operating expenses: (1)
Research and development	58,687	117,302	139,462
Selling, general and administrative	20,188	26,958	30,494
Impairment loss of long-lived assets	4,486	—	—
Total operating expenses	83,361	144,260	169,956
Income from operations	69,104	136,372	100,920
Other income, net	6,335	13,928	2,103
Income tax expense	8,130	15,092	9,980
Equity in loss of affiliates	(115)	(1,185)	(600)
Net income	$67,194	$134,023	$92,443
Net loss attributable to non-controlling interest	—	432	869
Net income attributable to Spreadtrum Communications, Inc.	$67,194	$134,455	$93,312

Note: (1) Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands)
Cost of revenue	$437	$561	$605
Research and development	5,718	11,681	18,711
Selling, general and administrative	4,131	4,151	6,145
Total	$10,286	$16,393	$25,461

The following table sets forth a summary of our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
	(in percentage)
Revenue	100.0%	100%	100%
Cost of revenue (1)	56.0%	58.4%	62.7%
Gross profit	44.0%	41.6%	37.3%
Operating expenses: (1)
Research and development	16.9%	17.4%	19.2%
Selling, general and administrative	5.8%	4.0%	4.2%
Impairment loss of long-lived assets	1.3%	—	—
Total operating expenses	24.0%	21.4%	23.4%
Income from operations	20.0%	20.2%	13.9%
Other income, net	1.7%	2.0%	0.3%
Income taxes expense	2.3%	2.2%	1.4%
Equity in loss of affiliates	—	(0.2)%	(0.1)%
Net income	19.4%	19.8%	12.7%
Net loss attributable to non-controlling interest	—	0.1%	0.2%
Net income attributable to Spreadtrum Communications, Inc.	19.4%	19.9%	12.9%

Note: (1) Share-based compensation is included in cost of revenue and operating expenses.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenue.  Our revenue increased by 7.6% to $725.2 million in 2012 from $674.3 million in 2011. The increase in revenue was due to the increase in sales volume of Bundle Semiconductors, including 2G/2.5G and 3G Bundle Semiconductors, as well as 2.5G Integrated Semiconductors, partially offset by decrease in average selling price. In 2012, 98.4% of our revenue was generated from the sale of Bundle Semiconductors and Integrated Semiconductors while only 0.4% was generated from the sale of discrete RF transceivers or baseband semiconductors and only 1.2% was generated from royalty charges and provision of engineering services. In 2012, sales volume of our 2G/2.5G and 3G Bundle/Integrated Semiconductors increased by 24.0% and 72.4% from 2011, respectively. The increase in our 2G/2.5G sales volume was primarily due to the expansion in our 2G/2.5G product portfolio including our first 1GHz EDGE smartphone chips in 2012. The increase in our 3G sales volume was primarily due to: (i) our leading positions in TD-SCDMA market which was further strengthened by our 40 nanometer platform introduced in 2011 and our first 1GHz TD-SCDMA smartphone chips introduced in 2012; and (ii) the growth of China’s domestic TD-SCDMA market from approximately 51.2 million subscribers as of December 31, 2011 to approximately 87.9 million subscribers as of December 31, 2012 which resulted in a significant increase in our shipments of the TD-SCDMA baseband and RF bundle chipset including smartphone chips. In 2012, the average selling price of our 2G/2.5G and 3G Bundle Semiconductors decreased by 22.6% and 17.7%, respectively, as a result of fierce competition from existing competitors and new market entrants. In 2011 and 2012, revenue from both MobilePeak and Telegent was immaterial to us.

Cost of Revenue.  Our cost of revenue increased by 15.4% to $454.4 million in 2012 from $393.6 million in 2011. The increase was primarily attributable to the significant increase in our sales volume which led to an increase in our semiconductor production cost, sales rebates, royalties and other expenses, partially offset by a decrease in unit semiconductor production cost as a result of reduced average purchase price in connection with our increased purchase volume. The amount of inventory write-down was $0.9 million, a decrease of $2.8 million from $3.7 million in 2011.

Gross Profit.  As a result of the foregoing, our gross profit decreased by 3.5% to $270.9 million in 2012 from $280.6 million in 2011, and our gross margin decreased to 37.3% in 2012 as compared to 41.6% in 2011.

Operating Expenses.  Our operating expenses increased by 17.8% to $170.0 million in 2012 from $144.3 million in 2011, primarily due to the increase in our research and development expenses. Our research and development expenses increased by 18.9% to $139.5 million in 2012 from $117.3 million in 2011 as we continuously invested in our new products and new technology which includes dual-core and quard-core smartphone chips, WCDMA and LTE. Such increase in research and development expenses was primarily due to an increase in employee compensation of $10.6 million, an increase in depreciation and amortization expenses of $8.4 million, an increase in stock-based compensation of $7.7 million and an increase in engineering expenses related to the development of new products of $6.5 million, and partially offset by an increase in recognized subsidies from government and other party in the amount of $16.1 million. Our selling, general and administrative expenses increased by 13.1% to $30.5 million in 2012 from $27.0 million in 2011, primarily due to an increase in travel expenses, marketing and sales promotion expenses of $1.4 million and an increase in stock-based compensation of $1.7 million.

Income From Operations.  As a result of the factors mentioned above, we recorded income from operations of $100.9 million in 2012, as compared to income from operations of $136.4 million in 2011.

Other Income, net. We recorded other income of $2.1 million in 2012 as compared to other income of $13.9 million in 2011. Our other income primarily consisted of exchange gains and interest income, net of interest expenses. The decrease in other income, net was mainly due to the decrease in exchange gains. Our exchange gains decreased from $10.0 million in 2011 to exchange loss of $0.3 million in 2012.

Income Tax Expense.  We recorded income tax expense of $10.0 million in 2012 as compared to an income tax expense of $15.1 million in 2011. The decrease in income tax expenses mainly resulted from our lower pre-tax income and lower effective tax rate. The decrease in effective tax rate from 10.0% in 2011 to 9.7% in 2012 was mainly due to income tax exemption of Spreadtrum Tianjin in 2012, which was partially offset by the increase in the applicable PRC statutory tax rate of Spreadtrum Shanghai from 12% in 2011 to 15% in 2012. We expect the effective tax rate to be stable in the future.

Net Income.  As a result of factors mentioned above, we reported net income of $93.3 million in 2012 as compared to net income of $134.5 million in 2011.

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

Operating Expenses.  Our operating expenses increased by 73.1% to $144.3 million in 2011 from $83.4 million in 2010, primarily due to an overall increase in our research and development expenses and the majority acquisition of MobilePeak completed on September 30, 2011. Our research and development expenses increased by 99.9% to $117.3 million in 2011 from $58.7 million in 2010 due to our continued investment in research and development to support product portfolio expansion into smartphones, WCDMA and LTE products. The increase was primarily due to an increase in employee compensation of $29.5 million, an increase in engineering expenses related to the development of new products of $16.3 million, an increase in depreciation and amortization expenses of $9.3 million and an increase in share-based compensation of $5.9 million, partially offset by an increase in recognized subsidies from government and other party in the amount of $5.9 million. Our selling, general and administrative expenses increased by 33.5% to $27.0 million in 2011 from $20.2 million in 2010, primarily due to an increase in travel expenses, marketing and sales promotion expenses of $2.0 million, an increase in professional service fees of $1.8 million due to our business expansion and the acquisition of MobilePeak and Telegent and a non-recurring consulting fee related to the acquisition of MobilePeak.

Impairment Loss of Long-lived Assets.  We assessed that a technology had become obsolete and the remaining carrying amount of $4.5 million was fully impaired in 2010. Accordingly, we recorded a $4.5 million impairment loss on intangible assets during 2010. There were no impairment charges recognized in 2011 and 2012.

Income From Operations.  As a result of the factors mentioned above, we recorded income from operations of $136.4 million in 2011, as compared to income from operations of $69.1 million in 2010.

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

Prior to June 27, 2007, the date of our initial public offering, we financed our operations primarily through private sales of equity interests to investors, as well as through cash generated from our operating activities. We also received government subsidies in the form of interest reimbursement of bank loans and grants to fund our research and development projects. At the initial public offering, we obtained net proceeds of $100.2 million through the issuance of ADSs, with each ADS representing three ordinary shares. As of December 31, 2012, the total balance of cash and cash equivalents, short-term deposit and restricted cash which is pledged for our bank loans amounted to $246.9 million.

As of December 31, 2012, we had short-term bank borrowings of approximately $14.1 million with an interest rate of 2.48% per annum. In April 2009, we borrowed a long-term unsecured loan from a Chinese bank in the amount of RMB 300 million (approximately $47.6 million). The loan had a term of three years and bore interest at 5.40% per annum initially which would be reset annually at the then applicable benchmark rate as set by the People’s Bank of China. We repaid the long-term bank loan in April 2012 upon expiry. The local government has agreed to reimburse a portion of the interest expense on the bank loan. In 2009 and 2010, we received $0.7 million and $1.5 million, respectively, from the local government as a reimbursement of the bank loan interests incurred, which was recorded as reduction of interest expenses. In 2011 and 2012, we did not receive from the government such reimbursement of bank loan interest. In 2012, we obtained two long-term bank loans of $20.0 million and $50.0 million, respectively. The loans bear a variable interest rate of London Inter-bank Offering Rate, or LIBOR, plus a 2.5% and 2.2% mark-up respectively per annum which will be reset quarterly in accordance with the then applicable LIBOR. As of December 31, 2012, the applicable interest rate was 3.57% and 3.26% per annum, repectively. Such long-term bank loans were secured by our term deposits, which were recorded as long-term restricted cash, of $10 million and $53.8 million, respectively.

As of December 31, 2011 and December 31, 2012, $226.6 million out of a total of $265.7 million and $128.1 million out of a total of $165.2 million, respectively, of cash and cash equivalents and short-term deposits were held by our China subsidiaries. If these funds are needed for our operations outside of China, we would be required to accrue and pay China taxes to repatriate these funds. However, our intent is to permanently reinvest these funds in China and our current plans do not demonstrate a need to repatriate them to fund operations outside of China.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by operating activities	$166,185	$122,354	$78,419
Net cash used in investing activities	(129,584)	(35,077)	(60,284)
Net cash provided by (used in) financing activities	4,576	21,703	(80,864)
Effect of exchange rate change	2,200	3,049	1,670
Net increase (decrease) in cash and cash equivalents	43,377	112,029	(61,059)
Cash and cash equivalents at beginning of period	37,809	81,186	193,215
Cash and cash equivalents at end of period	$81,186	$193,215	$132,156

Operating activities

Net cash provided by operating activities for the year ended December 31, 2012 was $78.4 million. Our cash provided by operating activities was mainly derived from our sales of Bundle Semiconductors and Integrated Semiconductors and our cash used in operating activities mainly included payments to suppliers, taxes, employee related expenses, royalties and R&D related activities. Net cash provided by operating activities in 2012 was primarily derived from our net income of $92.4 million, adjusted for depreciation and amortization of $27.9 million and share-based compensation of $25.5 million, and was further adjusted by (i) an increase in accounts payable of $57.1 million, (ii) a decrease in deferred costs of $48.8 million, partially offset by (i) a decrease in advance from customers of $71.6 million, (ii) an increase in accounts receivable of $39.6 million, (iii) an increase in inventories of $36.3 million and (iv) an increase in prepayment, other receivables and other current assets of $12.4 million. The increase in inventories, prepayment, other receivables and other current assets and accounts payable are in line with the expansion of our business. The increase in accounts receivable was primarily due to the credit terms granted to certain strategic customers and new customers to promote our sales. The decrease in deferred costs and advance from customer was primarily due to the gradual phase-out of the use of our customer acceptance program on new orders due to the consistent high quality of our products which has helped to firmly establish customer confidence.

Net cash provided by operating activities for the year ended December 31, 2011 was $122.4 million, which was primarily derived from our net income of $134.0 million, adjusted for non-cash inventory write-down of $3.7 million, depreciation and amortization of $20.0 million and share-based compensation of $16.4 million, and was further adjusted by (i) an increase in accrued expenses and other liabilities of $12.5 million, (ii) an increase in tax payable of $5.9 million, partially offset by (i) a decrease in accounts payable of $31.9 million, (ii) an increase in inventories of $20.4 million and (iii) a decrease in advance from customers of $15.5 million. The increase in inventories, accrued expenses and other liabilities and tax payable are in line with the expansion of our business and increase in pre-tax income. The decrease in accounts payable was primarily due to our improved process for inventory ordering and management. The decrease in advance from customer was primarily due to a decrease in the use of our customer acceptance program on new orders starting in the fourth quarter 2011 due to the consistent high quality of our products which has helped to firmly establish customer confidence.

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

Investing activities

Net cash used in investing activities was $60.3 million in 2012, consisting primarily of (i) acquisition of equity investment of $39.9 million, (ii) acquisition of intangible assets of $22.5 million, (iii) acquisition of property and equipment of $17.9 million, (iv) an increase in restricted cash of $11.6 million and (v) payment for the right to use certain equipment of $2.0 million, partially offset by a decrease in term deposits of $39.7 million.

Net cash used in investing activities was $35.1 million in 2011, consisting primarily of (i) an increase in restricted cash of $48.4 million, (ii) the acquisition of MobilePeak and Telegent, net of cash acquired, of $47.8 million, (iii) acquisition of intangible assets of $24.5 million, (iv) acquisition of property and equipment of $17.3 million, (v) acquisition of equity investment of $3.1 million and (v) payment for the right to use certain equipment of $3.0 million, partially offset by decrease in term deposit of $109.2 million.

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

Financing activities

Net cash used in financing activities in 2012 was $80.9 million, consisting primarily of (i) repayment of borrowings from banks of $97.7 million, (ii) cash used for share repurchases of $31.0 million and (iii) cash dividends paid of $23.4 million, partially offset by (i) borrowings from banks of $70.1 million and (ii) proceeds from issuance of shares upon exercise of employee stock options of $1.9 million.

Net cash provided by financing activities in 2011 was $21.7 million, consisting primarily of (i) borrowings from banks of $64.0 million and (ii) proceeds from issuance of shares upon exercise of employee stock options of $2.5 million, offset by (i) cash used for share repurchases of $40.1 million and (ii) cash dividends paid of $4.8 million.

Net cash provided by financing activities in 2010 was the proceeds from issuance of shares upon exercise of employee stock options of $4.6 million.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to secure access to adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. In the next 12 months or in the long term, if our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Capital Expenditures

Our capital expenditures amounted to $15.6 million, $44.8 million and $42.4 million in 2010, 2011 and 2012, respectively, after netting off government subsidies we received and used for the acquisition of specific equipment which amounted to $0.3 million, $0.2 million and $10.8 million in 2010, 2011 and 2012, respectively. Our capital expenditures consisted principally of purchases of software and licensed technologies, development tools, computer equipment, field test equipment, lab equipment, test vehicles, other items related to our product development activities, office building, leasehold improvements and office furniture and equipment. We believe that the cash on hand and operating cash flow will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update 2011-05, or ASU 2011-05, “Comprehensive Income: Presentation of Comprehensive Income.” The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update 2011-12, or ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income.” This update indefinitely deferred only the specific requirement in ASU 2011-05 to present reclassification adjustments for each component of other comprehensive income on the face of the financial statements. ASU 2011-05 and ASU 2011-12 were effective retrospectively for interim and annual periods beginning after December 15, 2011 and were adopted by us effective since the fiscal year ended December 31, 2012. In February 2013, the FASB issued Accounting Standards Update 2013-02, or ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which closed the indefinite deferral. Specifically, ASU 2013-02, which is effective, with only prospective disclosure required, for public companies for interim and annual periods beginning after December 15, 2012, provides reporting entities the option to present the effect of reclassification adjustments either parenthetically on the face of the financial statements or in a separate dedicated footnote. The adoption of ASU 2011-05 did not impact the consolidated financial statements as we already presented, and present, a continuous statement of operations and comprehensive income.

In July 2012, the FASB issued Accounting Standards Update 2012-02, “Intangibles – Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment,” or ASU 2012-02. ASU 2012-2 applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per ASU 2012-02, an entity has the option first to assess qualitative factors to determine whether there exist any events and circumstances indicating that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. We have early adopted the requirements of this update since the fiscal year ended December 31, 2012 and the adoption does not have a material impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses

We design substantially all of our semiconductors in-house and rely on a combination of patents, trademarks, and employee and third-party nondisclosure agreements to protect our intellectual property. We have invested substantial resources in research and development. Of our 1506 employees as of December 31, 2012, 1300 were engineers, approximately 27% of whom hold a Master’s degree or Ph.D. Through our significant investment in research and development, we have developed a large and growing portfolio of patents.

We continue to proactively harvest inventions from our R&D activities and expand our patent portfolio. For example, we have seen continuous growth in the number of patents granted to us in China. Spreadtrum Shanghai was granted 11, 20, 51, 89 and 101 patents in China in 2008, 2009, 2010, 2011 and 2012, respectively.

As of March 31, 2013, we owned 405 patents. In addition, as of March 31, 2013, we were the co-owner of 30 patents in China. We are also expanding our international patent portfolio. As of March 31, 2013, we owned 85 patents in other countries and regions.

Our issued patents and pending patent applications relate primarily to technology we developed for our baseband semiconductors, including LTE, WCDMA, TD-SCDMA and GSM/GPRS/EDGE technologies. We cannot assure you that any patent will be issued as a result of our applications or, if issued, that it will sufficiently protect our intellectual property rights.

In addition to our in-house development efforts, we have entered into patent transfer agreements with several leading PRC universities, such as Beijing University of Posts and Telecommunications and Tsinghua University, pursuant to which we acquired co-ownership of 30 patents in China, and joint development agreements with leading PRC universities, such as Beijing University of Posts and Telecommunications, Fudan University and other technology companies. These agreements relate to 2G, 2.5G and 3G technologies. In certain of the patent transfer agreements, we made a one-time payment and acquired joint ownership of the patents. Under the majority of our joint development agreements, we jointly own any developed technology and our partners generally cannot license the developed technology without our consent.

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

As of December 31, 2012, we had 26 registered trademarks in China, including 10 trademarks that incorporate our English name “Spreadtrum” and 2 trademarks that incorporate our open platform name “Mocor”. We also had 27 registered trademarks in countries other than China. We also have registered 39 domain names, including the following: www.spreadtrum.com, spreadtrum.net and spreadtrum.com.cn.

See “Item 5.A Operating and Financial Review and Prospects — Operating Results — Results of Operations” for information regarding the amount spent by us on research and development activities during the last three fiscal years.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Contractual obligation:
Debt	84,090	14,090	70,000	—	—
Interest on debt (1)	2,693	349	2,344	—	—
Lease	2,679	1,720	871	88	—
License Fees (including minimum royalties)	7,275	1,404	3,371	2,500	—
Commitment to equity investment	3,200	3,200	—	—	—
Commitment to pay the use right of intellectual property	16,100	9,700	6,400	—	—
Commitment to purchase software	1,200	1,200	—	—	—
Total	117,237	31,663	82,986	2,588	—

(1)	Interest on debt is calculated using the principal amount and respective applicable interest rate as of December 31, 2012.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report. Unless otherwise indicated, the business address of each of our directors and executive officers is Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Name	Age	Position
Leo Li	55	Chairman of the Board of Directors, President and Chief Executive Officer
Datong Chen (2)	58	Director
Hao Chen (1) (3)	46	Director
Scott Sandell (2) (3)	48	Lead Director
Zhongrui Xia (1) (3)	63	Director
Carol Yu (1) (2) (3)	50	Director
Xiaoning (Shannon) Gao	43	Chief Financial Officer
Qiang Cao	51	Vice President of Products
Brian Chen	38	Vice President of Operations

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nominating Committee.

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

Hao Chen has been a director since March 2007. He has been a member of the investment committee of Legend Capital since 2001. He served as a General Manager and Vice President of Legend Advanced System Ltd. from 1992 to 2001. Mr. Chen has over 15 years of experience in the IT industry, specifically in business management and operations, and IT applications/services. He serves on the Boards of numerous portfolio companies, including Berkana (acquired by Qualcomm), Photonic Bridges (acquired by Siemens), AutoNavi, Crystal Media, Cub Digital, Eyang, Kaitone, Rock Mobile, and Worksoft. Mr. Chen holds a bachelor degree in computer science from Huazhong University of Science and Technology.

Scott Sandell has been a director since April 2004 and the Lead Director of our Board since August 2010. Mr. Sandell is a General Partner at New Enterprise Associates, Inc., or NEA, and head of NEA’s Technology investing practice. Since joining the firm in 1996, Mr. Sandell has personally led investments in industry-transforming companies like Bloom Energy, Data Domain, Fusion-io, Salesforce.com, Tableau Software, WebEx, and Workday. Mr. Sandell has been named to the Forbes Midas List several times, with 16 technology companies in his portfolio having completed public offerings or mergers. In addition to his focus on information technology and alternative energy investments, Mr. Sandell leads NEA’s investing activities in China. In addition to serving as our Lead Director, Mr. Sandell also is currently a lead director of Fusion-io (NASDAQ: FIO) and serves on the board of directors of a third public company Workday (NYSE: WDAY). Mr. Sandell is also a director of a number of private companies including Bloom Energy, BloomReach, CloudFlare, Coursera, Fusion-io and Tableau Software. Other previous investments include 3ware (acquired by Applied Micro Circuits Corp.), Neoteris (acquired by Juniper Networks), NetIQ (NASDAQ: NTIQ), and Playdom (acquired by Disney). Prior to joining NEA, Mr. Sandell was a Product Manager at Microsoft, where he worked on Windows 95. Before joining Microsoft, Mr. Sandell was the first salesperson at C-ATS Software and later founded and ran the company’s European subsidiary. Mr. Sandell also serves on the Board of Directors of the National Venture Capital Association (NVCA). Mr. Sandell began his career at the Boston Consulting Group. Mr. Sandell holds an MBA from Stanford and a Bachelor of Arts in Engineering Sciences from Dartmouth College.

Zhongrui Xia has served as a director since 2009. He has been President of Hua Hong International Inc. which focuses on international venture capital business since 2001. He also served as Chairman of Shanghai Xin Hong Investment Corporation with focus on venture capital investments from 2000 to 2006. Mr. Xia was President of Shanghai Hua Hong Corporation from 1998 to 2001 and Director of Information Office of Shanghai Municipal Government from 1995 to 1998. Mr. Xia has more than 30 years experience in the IT industry. He earned both undergraduate and graduate degrees from Fudan University and holds an EMBA degree from Madonna University in the USA.

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

Mr. Qiuzhen (Joe) Zou ceased to be our Chief Technology Officer in April 2013.

B.	Compensation

The aggregate cash compensation that we paid to all of our current executive officers and directors for services rendered to us and our subsidiaries during the year ended December 31, 2012 was approximately $2,007,463 which included bonuses and salaries that were earned in 2012 and paid in 2013. In 2012, we did not provide cash compensation to directors solely for their service as directors of our company. Other than life insurance for certain of our executive officers, we do not provide pension, retirement or similar benefits to our executive officers and directors. None of our non-executive directors has any employment or service contract with us.

In 2012, options to purchase 704,911 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers. The per share exercise price of these options granted during 2012 was $5.02, and the expiration date of such options was March 14, 2022. In addition, in 2012, restricted share units to receive 1,017,202 ordinary shares were granted under our 2007 Equity Incentive Plan to our current directors and executive officers.

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

To avoid incurring additional compensation expenses as a result of our option exchange program, we structured the program as a “value-for-value” exchange, such that the total fair value of out-of-money options offered for exchange was equal to the fair value of the modified options granted in the exchange. Accordingly, participants in the option exchange program received modified options at a lower exercise price for fewer numbers of shares relative to the out-of-money options surrendered for exchange. The number of shares exercisable under each new option was determined by applying an exchange ratio that was calculated with the purpose of achieving a “value-for-value” exchange as described above. In addition, service providers participating in the option exchange program forfeited all vesting credit under their surrendered options, because all new options granted under the program were 100% unvested on the date of grant and scheduled to vest monthly over the four-year period commencing on the date of modification.

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

Share Reserve.  As of December 31, 2012, options to purchase 2,037,184 ordinary shares were outstanding, options to purchase 21,983,233 ordinary shares have been exercised and such shares were outstanding. No ordinary shares were available for future grant under this plan.

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

Share Reserve.  As of December 31, 2012, the maximum aggregate number of our ordinary shares reserved for issuance under the 2007 Equity Incentive Plan is 27,125. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	10 million ordinary shares; or

•	such other amount as our board of directors may determine.

As a result of the turnover in our senior management team and other personnel during the first half of 2009, we granted equity awards for large numbers of shares under the 2007 Equity Incentive Plan. Taking into consideration these extraordinary circumstances, in June 2009, our board of directors authorized an increase in the total number of shares reserved for issuance under the 2007 Equity Incentive Plan by 1,432,359 ordinary shares. Furthermore, in connection with our acquisition of MobilePeak in 2011, we granted equity awards for a significant number of shares under the 2007 Equity Incentive Plan. Accordingly, in November 2011, our board of directors authorized an increase in the total number of shares reserved for issuance under the 2007 Equity Incentive Plan by 2,700,000 ordinary shares, subject to the requirement that the automatic annual increase scheduled to take effect on January 1, 2012 would be correspondingly reduced by 2,700,000 ordinary shares. In connection with a voluntary salary deduction exchange for shares program adopted in 2012, in May 2012, our board of directors authorized an increase in the total number of shares reserved for issuance under the 2007 Equity Incentive Plan by 700,680 ordinary shares, subject to the requirement that the automatic annual increase scheduled to take effect on January 1, 2013 would be correspondingly reduced by 700,680 ordinary shares. The June 2009, November 2011 and May 2012 increases to the number of shares reserved for issuance under the 2007 Equity Incentive Plan represent special one-time increases beyond the automatic annual increase described above.

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

We have a staggered board that is divided into three classes, designated as Class I, consisting of three directors (two of which are currently vacant), Class II, consisting of three directors, and Class III, consisting of three directors (one of which is currently vacant), with no more than one class eligible for reelection at any annual shareholder meeting. The terms of our Class I directors will expire on the date of our 2014 annual shareholder meeting. The terms of our Class II directors will expire on the date of our 2015 annual shareholder meeting. The terms of our Class III directors will expire on the date of our 2013 annual shareholder meeting. Starting with the Class I directors who were re-elected at our 2008 annual shareholder meeting, each class of directors is elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. For information regarding when each of our current directors became a member of our board of directors, please see “Item 6.A Directors, Senior Management and Employees — Directors and Senior Management.”

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

Committees of Our Board of Directors

We have established three committees under the board of directors — the audit committee, the compensation committee and the nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

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

Nominating Committee

Our nominating committee consists of Hao Chen, Scott Sandell, Zhongrui Xia and Carol Yu, each of whom is an “independent director” as that term is used in the NASDAQ corporate governance rules. Our nominating committee oversees nominations of directors to the board. The responsibilities of our nominating committee include, among other things:

•	searching for, identifying, evaluating and recommending candidates to fill new positions or vacancies on the board;

•	recommending to the board persons to be members and chairpersons of the board committees;

•	evaluating the performance of individual members of the board eligible for re-election; and

•	evaluating the independence of directors and nominees against NASDAQ requirements, SEC rules and regulations, standards established by the board and other applicable laws.

D.	Employees

As of December 31, 2012, our workforce consisted of 1506 employees, of which 1430 were located in China and Taiwan, 47 were located in the United States, 22 were located in India and 7 were located in Korea. Of our employees, 54 were in sales and marketing, 113 were in general and administration, 1300 were in research and development and 39 were in operations and procurement and information technology. We had 917, 1377 and 1506 employees as of December 31, 2010, 2011 and 2012, respectively. We do not have a significant number of temporary employees. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our current directors and executive officers as of February 28, 2013, the most recent practicable date.

	Ordinary Shares Beneficially Owned (1)
Name	Number	Percent (2)
Datong Chen (3)	3,072,301	2.1%
Hao Chen	*	*
Scott Sandell (4)	15,182,459	10.4%
Zhongrui Xia	*	*
Carol Yu	*	*
Leo Li (5)	4,736,392	3.2%
Xiaoning (Shannon) Gao	*	*
Qiang Cao	*	*
Brian Chen	*	*
All directors and executive officers as a group (6)	25,451,053	16.8%

*	Represents less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned by a shareholder includes the ordinary shares underlying all options, warrants and restricted share units that have vested or will vest within 60 days after February 28, 2013 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 145,358,575 ordinary shares outstanding as of February 28, 2013.

(3)	Includes 2,714,184 ordinary shares and 31,900 ADSs held by Dr. Chen and 262,417 ordinary shares issuable upon exercise of options held by Dr. Chen that are or will become exercisable within 60 days of February 28, 2013.

(4)	Includes 512,417 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of February 28, 2013. Also includes 14,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, and Scott D. Sandell. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The members of the board of directors of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(5)	Includes 1,150,752 ordinary shares held by Dr. Li, 3,490,640 ordinary shares issuable upon exercise of options held by Dr. Li that are or will become exercisable within 60 days of February 28, 2013 and 95,000 ordinary shares underlying restricted share units held by Dr. Li that will vest within 60 days after February 28, 2013.

(6)	Includes 19,096,010 ordinary shares and 31,900 ADSs held by our directors and executive officers. Also includes 6,119,292 ordinary shares issuable upon exercise of options held by our directors and executive officers that are exercisable or will become exercisable within 60 days of February 28, 2013 and 140,051 ordinary shares underlying restricted share units held by our directors and executive officers that will vest within 60 days after February 28, 2013.

As of February 28, 2013, our current directors and executive officers held options to purchase an aggregate of 7,512,237 ordinary shares under our 2001 Stock Plan and our 2007 Equity Incentive Plan. The per share exercise prices of these options held by our directors and executive officers range from $0.30 to $5.02, and the expiration dates of such options range from February 2, 2015 to March 14, 2022. In addition, as of February 28, 2013, our current directors and executive officers hold restricted share units representing 3,085,846 ordinary shares issuable upon vesting of restricted share units under our 2007 Equity Incentive Plan.

For information concerning the details of our 2001 Stock Plan and our 2007 Equity Incentive Plan, pursuant to which we issue options, restricted share units or other securities to our employees, please see “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership as of February 28, 2013, the most recent practicable date, of our ordinary shares, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Ordinary Shares Beneficially Owned (1)
Name	Number	Percent (2)
Scott Sandell (3)	15,182,459	10.4%
Entities affiliated with New Enterprise Associates 11, Limited Partnership (4)	14,684,209	10.1%
FMR LLC	14,427,207	9.9%
Waddell & Reed Group	7,735,800	5.3%

Note 1:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned by a shareholder includes the ordinary shares underlying all options, warrants and restricted share units that have vested or will vest within 60 days after February 28, 2013 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 145,358,575 ordinary shares outstanding as of February 28, 2013.

(3)	Includes 512,417 ordinary shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of February 28, 2013. Also includes 14,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 7,449 ordinary shares owned by New Enterprise Associates, LLC; and 2,664 ordinary shares owned by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The entities and individuals having voting and dispositive power with respect to the ordinary shares owned by New Enterprise Associates 11, Limited Partnership and New Enterprise Associates, LLC are described in footnote 4 below. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the ordinary shares held by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. Mr. Sandell disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(4)	Includes 14,659,929 ordinary shares owned by New Enterprise Associates 11, Limited Partnership; 16,831 ordinary shares owned by NEA Ventures 2004, Limited Partnership; and 7,449 ordinary shares owned by New Enterprise Associates, LLC. The general partner for New Enterprise Associates 11, Limited Partnership is NEA Partners 11, Limited Partnership. The general partner for NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri and Scott D. Sandell. Each of the individual managers may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates 11, Limited Partnership. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. J. Daniel Moore is the general partner of NEA Ventures 2004, Limited Partnership and may be deemed to have voting and dispositive power with respect to the ordinary shares held by NEA Ventures 2004, Limited Partnership. Mr. Moore disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The members of the board of directors of New Enterprise Associates, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant and Scott D. Sandell, each of whom may be deemed to have voting and dispositive power with respect to the ordinary shares held by New Enterprise Associates, LLC. The individual managers disclaim beneficial ownership of all such shares, except to the extent of their respective proportionate pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership is 2855 Sand Hill Road Menlo Park, CA 94025.

The group of entities affiliated with New Enterprise Associates 11, Limited Partnership, or NEA, significantly increased their ownership of our shares in September and October 2006 in connection with our private placement of Series D preference shares at a per share price of $2.74. Such price was determined based on arm’s-length negotiations between us, NEA and other investors in the private placement and was approved by our board of directors. NEA purchased 1,901,501 Series D preference shares in the private placement. Since our initial public offering, NEA has significantly decreased its ownership of our shares through distributions to NEA’s limited partners. In 2011, NEA sold 6,000,000 of our ordinary shares in the open market. According to Amendment No. 2 to Schedule 13D filed with the SEC on April 20, 2011, entities affiliated with Silver Lake Partners, previously among our list of major shareholders, decreased their holding of our shares and ceased to be our major shareholders. Given the increase of our outstanding ordinary shares, to our knowledge The Bank of New York Mellon Corporation has ceased to be a major shareholder of ours. None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of February 28, 2013 have voting rights that are different from the voting rights of our other shareholders.

As of February 28, 2013, 145,358,575 of our ordinary shares were issued and outstanding. Citibank, N.A., our depositary, has advised us that as of February 28, 2013, 43,871,148 ADSs representing 131,613,444 underlying ordinary shares (including 1,723,257 ADSs representing 5,169,771 underlying ordinary shares repurchased by us on the open market that were subsequently cancelled in March 2013) were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of February 28, 2013, approximately 99.5% of our total outstanding ordinary shares (excluding 5,169,771 ordinary shares represented by 1,723,257 ADSs repurchased by us on the open market that were subsequently cancelled in March 2013) were held by 144 record holders in the United States, including approximately 87% of our ordinary shares in the form of ADSs held of record by DTC. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Relationship with Spreadtrum Beijing

Spreadtrum Beijing assembled a staff of engineers with expertise in wireless communications technologies, particularly in TD-SCDMA and 2G/2.5G standards. Accordingly, Spreadtrum Shanghai entered into a Research and Development Agreement dated as of December 27, 2006 with Spreadtrum Beijing to utilize this engineering talent. Under the agreement, Spreadtrum Shanghai hired and retained Spreadtrum Beijing to perform ongoing research and development relating to wireless telecommunications systems. In consideration for performing this research and development, Spreadtrum Shanghai agreed to reimburse Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred by Spreadtrum Beijing in connection with the performance of the agreed upon scope of work, plus an additional percentage of those costs. Spreadtrum Shanghai owns all rights, title and interest in the results of such research and development. Spreadtrum Beijing agreed that its employees, agents and subcontractors who work on specified research and development work for Spreadtrum Shanghai will execute confidential information agreements acceptable to Spreadtrum Shanghai. The term of the Research and Development Agreement is 10 years, unless terminated earlier by Spreadtrum Shanghai. At the end of the initial term, the agreement would renew automatically for additional one-year terms, unless either party elects to terminate the agreement. Spreadtrum Shanghai consolidated the financial statements of Spreadtrum Beijing and the transactions between Spreadtrum Beijing and Spreadtrum Shanghai were eliminated in the consolidated financial statements.

In connection with the Research and Development Agreement, our employees worked closely with their counterparts at Spreadtrum Beijing. Under the Research and Development Agreement, Spreadtrum Shanghai and Spreadtrum Beijing must agree on the type of research and development projects that Spreadtrum Beijing will undertake for Spreadtrum Shanghai and the related milestones.

Additionally, we previously entered into a Loan Agreement with Shujun Zhang, Dichen Li and Yuer Zhang, the three nominee shareholders of Spreadtrum Beijing, pursuant to which we loaned them an aggregate amount of $1,000,000. Shujun Zhang is the mother of Datong Chen, one of our directors and co-founders and our former Chief Technology Officer, Yuer Zhang is the mother of Renyong Fan, one of our co-founders and our former Vice President of Operations, and Dichen Li is the mother of Jin Ji, one of our co-founders and employees. Pursuant to the Loan Agreement, each of Shujun Zhang, Dichen Li and Yuer Zhang agreed to use the principal amount of the loan to establish and operate Spreadtrum Beijing. Each was restricted from assigning, transferring or causing a security interest to be created with respect to the equity interests of Spreadtrum Beijing without our prior written consent. The Loan Agreement terminated upon the transfer of all the equity interests in Spreadtrum Beijing by the three nominee shareholders to Spreadtrum Shanghai, which took effect in April 2012.

Spreadtrum Beijing became a wholly owned subsidiary of Spreadtrum Shanghai in April 2012.

Relationship with Xi’an Chuang Xin

In September 2008, Shanghai Han & Qin Investment Co., Ltd., one of our wholly-owned indirect subsidiaries, invested $0.7 million in Xi’an Chuang Xin, for a 39.06% equity interest ownership. Ping Wu, one of our co-founders and our former Chairman of the board of directors, President and Chief Executive Officer, is the chairman of the board of directors of Xi’an Chuang Xin. The principal activities of Xi’an Chuang Xin are the research and development, marketing and sales activities of chips for multimedia products such as digital TV. In March 2010, we entered into an equity transfer agreement with Suzhou Siyuantong to dispose of our investment in Xi’an Chuang Xin. Pursuant to such agreement, we have received payment of $0.7 million, constituting the total consideration for such disposition, and we are currently in the process of completing requisite legal procedures relating to the transfer of our equity interest in Xi’an Chuang Xin to Suzhou Siyuantong. Prior to the completion of such requisite legal procedures, Shanghai Han & Qin Investment Co., Ltd., not Suzhou Siyuantong, is still deemed a shareholder of Xi’an Chuangxin as registered with the applicable Administration of Industry and Commerce, the company registration authority in China.

Relationship with Spreadzoom

In May 2012, Speadtrum Tianjin subscribed for 10% equity interests in Spreadzoom Technologies Co., Ltd., or Spreadzoom, at a cash consideration of RMB30,000,000 (approximately $4.8 million). Dr. Leo Li, our Chairman of the board of directors, President and Chief Exectutive Officer, is the chairman of the board of directors of Spreadzoom. We have two Board seats out of a total of seven in Spreadzoom. The principal activities of Spreadzoom are development, manufacturing and trading of mobile devices. In May 2012, Spreadtrum Tianjin entered into a License Agreement with Spreadzoom. Pursuant to such agreement, Spreadzoom paid the engineering service fee of RMB28,000,000 (approximately $4.4 million) to Spreadtrum Tianjin in 2012.

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

In connection with Mr. Qiuzhen (Joe) Zou’s termination, Mr. Zou’s employment agreement terminated.

C.  Interests of Experts and Counsel

Not required.

 Item 8.  Financial Information

A.  Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-48 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, in June 2007, we received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. After reviewing their list of essential GSM/GPRS patents and the corresponding claims chart, we requested to receive more information from Siemens and we have not received any response from Siemens since June 2008. We received a letter in March 2009 from Ericsson notifying us that Ericsson claims to own certain essential patents covering the GSM/GPRS, EDGE and WCDMA standards and offering to license such patents to us. We requested to receive more information from Ericsson but never received any response from Ericsson. In December 2010, we received a letter from Washington Research Foundation, or WRF, notifying us that WRF claims to own certain patents and pending patent applications relating to Low Intermediate Frequency radio receivers and offering to license such patents and pending patent applications to us. From February 2011 to June 2011, we sent several response letters to WRF stating our position but never received any responses from WRF. We cannot reasonably estimate the potential losses we may experience in connection with the claims from Siemens, Ericsson or WRF. Although we believe that the likelihood of losses arising from these matters is remote, we cannot assure you that we will prevail in such matters. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

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

In November 2010, we submitted an arbitration application against a customer for breach of a purchase commitment specified in certain sales agreements. In December 2010, the customer submitted a counterclaim which requested us to compensate its losses, expenses and costs in the approximate amount of RMB11.2 million (approximately $1.7 million). We accrued a contingent loss of RMB5.6 million (approximately $0.8 million), being the amount of management’s estimated probable loss, for the arbitration case. The arbitration award was issued in November 2012, which affirmed the customer’s breach and rejected its counterclaim. As a result, we reversed the amount of RMB5.6 million (approximately $0.8 million) booked earlier as contingent loss.

In December 2011, Spreadtrum Shanghai received an arbitration summons from the Beijing Arbitration Commission for a supplier, or Supplier I, alleging that Spreadtrum Shanghai had breached the terms of an agreement with such Supplier I. Supplier I sought unpaid royalties, liquidated damages, and related fees and costs which, in the aggregate, had Supplier I prevailed in the arbitration, would have been material to our consolidated financial statements. In September 2012, the Beijing Arbitration Commission issued its decision dismissing all of Supplier I’s claims. In March 2013, Supplier I filed a petition with the Beijing Second Intermediate People’s Court to cancel the arbitration decision issued by the Beijing Arbitration Commission. The petition is currently pending.

In November 2012, MobilePeak completed a merger and, as a result of the merger, MobilePeak became our 100% owned subsidiary. The merger was approved and carried out pursuant to the Cayman Islands Companies Law, which stipulates that approval of the merger requires the affirmative vote of the holders of at least two thirds of the common shares attending a duly convened shareholders meeting of MobilePeak voting by poll. Upon the effectiveness of the merger, each of the common shares of MobilePeak held by the non-controlling shareholders was cancelled and converted into the right to receive the merger consideration from MobilePeak. The Dissenters disagreed with the merger consideration and exercised their dissention and appraisal rights under Section 238 to have the court determine the fair value of the MobilePeak common shares that they previously held. In February 2013, the Dissenters filed a petition with the Grand Court of the Cayman Islands as part of the Section 238 statutory procedure.  We believe the merger consideration is fair and reasonable. Should the Dissenters prevail, we would incur additional merger consideration payable to the Dissenters, which we do not believe would have a material impact on our consolidated financial statements.

In December 2012, another supplier, or Supplier II, initiated an arbitration proceeding against us and Spreadtrum USA before the American Arbitration Association’s International Centre for Dispute Resolution. In its arbitration demand, Supplier II alleged that it was owed royalties relating to chipsets sold by us that Supplier II alleged contained the results of joint development work involving Supplier II and us. Supplier II sought a declaratory judgment and damages plus interest, costs, and fees from us and Spreadtrum USA.

We and Spreadtrum USA responded to the arbitration demand on January 31, 2013. We denied Supplier II’s claims and asserted a counterclaim to recover for overpayment of royalties during the second half of 2011. At this time, an arbitrator has been appointed but no arbitration hearing date has been set.

While we plan to vigorously contest this proceeding and believe that we have a number of strong potential defenses to Supplier II’s allegations, including on the basis that we no longer sell chipsets that are subject to the royalty obligation once owed to Supplier II, we cannot at this time predict what the outcome of this matter would be. We have accrued a contingent loss of $5.5 million which is the amount of our management’s estimated probable loss in connection with this arbitration proceeding with respect to 2012.

Dividends

Since our inception, we have declared cash dividends eight times on our ordinary shares at a rate of US$0.05 per ADS or approximately US$0.0167 per ordinary share on June 29, 2011 and September 26, 2011 and at a rate of US$0.10 per ADS or approximately US$0.0333 per ordinary share on December 22, 2011, March 23, 2012, June 29, 2012, September 26, 2012, December 13, 2012 and March 20, 2013. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors. If our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

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

	Trading Price
	High	Low
	US$	US$
Annual:
Fiscal year 2012	23.20	12.63
Fiscal year 2011	29.98	8.59
Fiscal year 2010	19.20	5.34
Fiscal year 2009	6.30	0.70
Fiscal year 2008	12.55	0.63
Quarterly:
First Quarter 2011	24.20	17.42
Second Quarter 2011	22.99	8.59
Third Quarter 2011	22.39	12.80
Fourth Quarter 2011	29.98	16.52
First Quarter 2012	21.38	13.35
Second Quarter 2012	19.92	12.63
Third Quarter 2012	22.21	16.68
Fourth Quarter 2012	23.20	14.50
First Quarter 2013	20.60	14.98
Monthly:
October 2012	23.16	19.50
November 2012	23.20	17.10
December 2012	18.90	14.50
January 2013	18.44	15.50
February 2013	17.67	14.98
March 2013	20.60	16.91
April 1 – 25, 2013	22.40	19.60

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

C.  Material Contracts

From May 2011 through December 2011, we signed several share purchase agreements with shareholders of MobilePeak in connection with our majority acquisition of MobilePeak. Separate forms of the share purchase agreements were entered into with the holders of the preference shares and warrants, the major common shareholders, and the minority common shareholders. The purchase agreements between us and the holders of the preference shares and warrants and the major common shareholders do not include a release of claims by the sellers. Otherwise, the terms of each of these purchase agreements are substantially similar. The share purchase agreements contained customary representations and warranties and indemnities. A form of the share purchase agreements is filed as an exhibit to this Annual Report.

On May 20, 2011, we signed a twelve (12)-month Loan Contract with Shenzhen Development Bank Co., Ltd. to borrow US$50 million for working capital purpose. A summary of this agreement is filed as an exhibit to this Annual Report.

On June 23, 2011, we signed a twelve (12)-month Term Loan Facility Letter with Wing Lung Bank Macau Branch to borrow HKD109,200,000 (approximately US$14,013,835) for working capital purpose, which is filed as an exhibit to this Annual Report.

On June 26, 2012, we signed two twenty-four (24)-month Loan Contracts with Shenzhen Development Bank Co., Ltd. Shanghai Branch, which is currently known as Ping An Bank Co., Ltd. Shanghai Branch to borrow US$20 million for working capital purpose. A summary of these two contracts and the agreement providing security for one of the loans is filed as an exhibit to this Annual Report.

On July 16, 2012, we signed a twelve (12)-month Term Loan Facility Letter with Wing Lung Bank Macau Branch to borrow HKD109,200,000 (approximately US$14,089,777) for general corporate use, which letter is filed as an exhibit to this Annual Report.

On July 30, 2012, we signed two twenty-four (24)-month Loan Contracts with Shenzhen Development Bank Co., Ltd., which is currently known as Ping An Bank Co., Ltd. to borrow US$50 million for working capital purposes. A summary of these two contracts and the guarantee agreements providing security for these two loans is filed as an exhibit to this Annual Report.

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company.”

D.  Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 23.5% appreciation of the RMB against the U.S. dollar by the end of 2012. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

PRC Tax

If we declare dividends to our shareholders and ADS holders from income originating from Spreadtrum Shanghai or Spreadtrum Technology, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the CIT Law and be subject to a 10% withholding tax. Accordingly, we may be required under the CIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders. Please see “Item 3.D Risk Factors — Risks Related to Doing Business in China — We may be treated as a resident enterprise for PRC tax purposes under the CIT Law which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.” and “Item 3.D Risk Factors — Risks Related to Doing Business in China — We face uncertainty from PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers.”

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

Passive Foreign Investment Company Rules.  We believe that we were not a PFIC for 2012. Based on the projected composition of our income, the timing of our anticipated capital expenditures and the valuation of our assets, we do not expect to be a PFIC for 2013, although this may change.

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

Medicare Tax. Certain taxpayers who are individuals, estates or trusts may be required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Fees and Payments from the Depositary to Us

In 2012, we received from our depositary a reimbursement of $853,228.66 for our expenses, net of applicable U.S. withholding tax, incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, shareholder meetings, and other expenses related to our ongoing compliance with NASDAQ and SEC rules and regulations in the amounts of:

•	Reimbursement of settlement infrastructure fees: $2,101.20

•	Reimbursement of proxy process expenses (printing, postage and distribution): $15,381.46

•	Reimbursement of contributions towards investor relations efforts: $835,746

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

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2012, the end of the period covered by this Annual Report on Form 20-F, management performed, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

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

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control  — Integrated Framework issued by COSO.

As required by Rule 13a-15(d) under the Exchange Act, under the supervision of our Chief Executive Officer and Chief Financial Officer, management also conducted an assessment of our internal control over financial reporting to determine whether any changes that occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this assessment, it has been determined that there has been no such change during the period covered by this annual report.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, our independent registered public accounting firm, as stated in its report on page F-2 of this Annual Report.

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

Any amendment to or waivers of the Code for members of our board of directors and our executive officers will be disclosed on our website at www.spreadtrum.com within five business days following the amendment or waiver, and we will also disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2012, no amendments to or waivers from the Code were made or given for any of our executive officers.

Item 16C.  Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

PwC, our independent auditors for fiscal years 2012 and 2011, billed us the fees set forth below for services rendered during years ended December 31, 2012 and 2011. The Audit Committee has considered whether, and concluded that, the non-audit services provided by PwC are compatible with maintaining its independence.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and its network and member firms of PricewaterhouseCoopers in 2011 and 2012.

Accountant Fees and Services

	For the year ended December 31,
	2011	2012
	(U.S. dollars in thousands)
Audit fees (1)	$1,023	$999
Other fees (2)	70	20
Total fees	$1,093	$1,019

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Other fees” means the aggregate fees billed for advisory service related to our acquisitions.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth our share repurchase activities during each of the months indicated:

Period	Total number of ADSs purchased	Average price paid per ADS (1)	Total number of ADSs purchased as part of a publicly announced plan	Maximum number of ADSs that may yet be purchased under the plan (2)
June 2011	938,118	$12.95	938,118	none
July 2011	500,000	$12.43	500,000	none
August 2011	1,167,453	$14.80	1,167,453	none
December 2011	209,428	$20.96	209,428	none
January 2012	1,513,829	$20.46	1,513,829	none
Total	4,328,828		4,328,828

(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

(2)	On June 17, 2011, our board of directors authorized, and we announced, a program to repurchase up to $100 million worth of our ADSs pursuant to a Rule 10b5-1 repurchase plan. In addition, on December 16, 2011, our board of directors authorized, and we announced a program to repurchase up to an additional $50 million worth of our ADSs pursuant to a Rule 10b5-1 repurchase plan. Such repurchase programs do not obligate us to repurchase a minimum number of shares, and the programs may be suspended or canceled without prior notice. Our first share repurchase program expired in August 2011 and our second share repurchase program was terminated in January, 2012.

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

In addition, in June 2009, November 2011 and May 2012, we increased the number of shares reserved under our 2007 Equity Incentive Plan by 1,432,359 ordinary shares, 2,700,000 ordinary shares and 700,680 ordinary shares, respectively, which also constituted a material amendment to the plan under NASDAQ Marketplace Rule 5635(c) and IM-5635-1.

NASDAQ Marketplace Rule 5635(c) and IM-5635-1 require us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is materially amended. We elected to follow our home country practice in lieu of the requirements of such NASDAQ rules. The Cayman Islands Companies Law (2012 Revision) does not require us to obtain shareholder approval prior to the issuance of securities when our equity compensation plans have been materially amended, nor is doing so required under our amended and restated memorandum and articles of association. However, the implementation of our option exchange program and the June 2009 increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan were authorized, approved and ratified by our board of directors and our shareholders. The November 2011 increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan was authorized and approved by our board of directors subject to the automatic annual increase in the number of shares reserved for issuance under the 2007 Equity Incentive Plan (as described in “Item 6.B Directors, Senior Management and Employees — Compensation — Equity Compensation Plans — 2007 Equity Incentive Plan”) in 2012, which took effect on January 1, 2012, being correspondingly reduced by 2,700,000 ordinary shares. The May 2012 increase of the number of shares reserved for issuance under the 2007 Equity Incentive Plan was authorized and approved by our board of directors subject to the automatic annual increase in the number of shares reserved for issuance under the 2007 Equity Incentive Plan in 2013, which took effect on January 1, 2013, being correspondingly reduced by 700,680 ordinary shares. The November 2011 increase and the May 2012 increase were not approved by our shareholders.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Please see “Item 18. Financial Statements”.

Item 18.  Financial Statements

The following Spreadtrum Communications, Inc. Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-48 are herein incorporated by reference:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Income	F-4
Consolidated Statements of Shareholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6-F-7
Notes to the Consolidated Financial Statements	F-8-F-48

Item 19.  Exhibits

Exhibit Number	Description
1.1	Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3 below)
2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 22, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-143705) filed with the Securities and Exchange Commission on June 13, 2007)
2.4	Letter agreement titled Provisional Deposit of Provisional Shares, dated as of May 22, 2008, between the Registrant and Citibank, N.A. (incorporated by reference to Exhibit 2.4 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)
2.5	Fourth Amended and Restated Members Agreement, dated as of May 9, 2007, among the Registrant and other parties therein (incorporated by reference to Exhibit 4.4 of Form F-1
(File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
2.6	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of January 22, 2009, among the Registrant, Citibank, N.A. and other parties thereto (incorporated by reference to Exhibit 2.6 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)
2.7	Amended letter agreement regarding Provisional Deposit of Provisional Shares, dated as of February 9, 2010, among the Registrant, Citibank, N.A. and other parties thereto(incorporated by reference to Exhibit 2.7 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)
4.1	Second Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
4.2	2007 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)
4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
4.4	Form of Employment Agreement between the Registrant and certain of its executive officers (incorporated by reference to Exhibit 10.4 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)
4.5	License Agreement, dated as of September 30, 2001, by and among the Registrant, CEVA Technologies Inc. and CEVA DSP Ltd., as amended (incorporated by reference to Exhibit 10.5 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)†

4.6	Design License Agreement, dated as of October 15, 2001, between the Registrant and ARM Limited, as amended (incorporated by reference to Exhibit 10.6 of Form F-1/A (File No. 333-143555) filed with the Securities and Exchange Commission on June 12, 2007)
4.7	Research and Development Agreement, dated as of December 27, 2006, by and between Spreadtrum Communications (Shanghai) Co. Ltd. and Beijing Spreadtrum Hi-Tech Communications Technology Co. Ltd., as amended (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-143555) filed with the Securities and Exchange Commission on June 6, 2007)
4.8	Technology Transfer and Technology License Agreement, made on January 22, 2008, by and among InterDigital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates(incorporated by reference to Exhibit 4.11 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2008)†
4.9	First Amendment to Technology Transfer and Technology License Agreement and Statement of Work, dated as of April 20, 2009, by and among Inter Digital Communications, LLC, InterDigital Technology Corporation and the Registrant, on behalf of itself and its affiliates (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)†
4.10	English summary of Mid-Term Working Capital Bank Loan Contract between Shanghai Pudong Development Bank Jinqiao Sub-Branch and Spreadtrum Communications (Shanghai) Co., Ltd., dated April 30, 2009 (incorporated by reference to Exhibit 4.13 of Form 20-F
(File No. 001-33535) filed with the Securities and Exchange Commission on June 30, 2009)
4.11	Seventh Amendment to License Agreement, dated August 27, 2009, by and between CEVA Technologies Inc. and CEVA DSP Ltd. and the Registrant, on behalf of itself, Spreadtrum Communications USA Inc. and Spreadtrum Communications (Shanghai) Co. Ltd. (incorporated by reference to Exhibit 4.14 of Form 20-F/A (File No. 001-33535) filed with the Securities and Exchange Commission on August 27, 2010)
4.12	English summary of an agreement by and between Spreadtrum Shanghai and Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. regarding the refunding of the payment made by Spreadtrum Shanghai in connection with the transfer of the land use rights pursuant to certain contract for the Transfer of the State-owned Land Use rights between Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Spreadtrum Shanghai, dated January 2007 (incorporated by reference to Exhibit 4.15 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)
4.13	English summary of the Contract for the Transfer of State Owned Land Use Rights, dated December 1, 2009, by and among Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. and Shanghai Zhanxiang Electronics Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)
4.14	English summary of the Shareholder Agreement, dated as of December 2, 2009, by and among Shanghai Spreadtrum Real Estate Development Co., Ltd., Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd, Shanghai Wingtech Electronics Co., Ltd. and Spreadtrum Communications (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.17 of Form 20-F
(File No. 001-33535) filed with the Securities and Exchange Commission on May 7, 2010)
4.15	English summary of the Loan Contract, dated May 20, 2011, by and between the Registrant and Shenzhen Development Bank Co., Ltd. (incorporated by reference to Exhibit 4.15 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on April 10, 2012)
4.16	Term Loan Facility Letter, dated June 23, 2011, by and between the Registrant and Wing Lung Bank Macau Branch (incorporated by reference to Exhibit 4.16 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on April 10, 2012)
4.17	Form of Share Purchase Agreement between the Registrant and minority common shareholders of MobilePeak Holdings, Ltd. (incorporated by reference to Exhibit 4.17 of Form 20-F (File No. 001-33535) filed with the Securities and Exchange Commission on April 10, 2012)
4.18	English summary of the Loan Contracts, dated June 26, 2012, and the Pledge Agreement, dated June 28, 2012, by and between Spreadtrum Communications (Shanghai) Co., Ltd. and Shenzhen Development Bank Co., Ltd. Shanghai Branch*
4.19	Term Loan Facility Letter, dated June 20, 2012, by and between the Registrant and Wing Lung Bank Shenzhen Branch*
4.20	English summary of the Loan Contracts, dated July 30, 2012, and the Gurantee Contracts, dated June 14, 2012, by and between the Registrant and Shenzhen Development Bank Co., Ltd.*
8.1	List of Subsidiaries*
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company*
101.INS	XBRL Instance document**
101.SCH	XBRL Taxonomy Extension Schema document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase document**
101.LAB	XBRL Taxonomy Extension Labels Linkbase document**
101.PRE	XBRL Taxonomy Presentation Linkbase document**

*	Filed herewith.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.
†	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPREADTRUM COMMUNICATIONS, INC.
(Registrant)

By:	/s/ Leo Li
Leo Li
Chairman of the Board of Directors, President and Chief Executive Officer

Date: April 26, 2013

SPREADTRUM COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2010, 2011 and 2012	F-4

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, 2011 and 2012	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012	F-6- F-7

Notes to Consolidated Financial Statements	F-8- F-48

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Spreadtrum Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Spreadtrum Communications, Inc. (the “Company”) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 26, 2013

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars unless otherwise stated)

		December 31,
	Note	2011	2012
ASSETS
Current assets
Cash and cash equivalents		$193,214,987	$132,156,174
Restricted cash		69,907,475	17,969,238
Short-term deposit		72,494,604	32,995,196
Accounts receivable		10,707,125	50,312,892
Inventories	4	93,222,004	128,758,328
Deferred costs	4	64,689,930	16,111,647
Deferred tax assets	16	2,913,678	2,449,719
Prepayment, other receivables and other current assets, net of allowance of $1,611,000 for an other receivable from a 3rd party of $1,673,677 as of December 31, 2011 and 2012	5	14,333,897	27,671,372

Total current assets		521,483,700	408,424,566
Property and equipment, net	6	41,526,660	51,339,035
Acquired intangible assets, net	8	58,370,481	73,088,731
Long-term investments	9	13,494,327	52,813,361
Deferred tax assets	16	819,404	770,905
Goodwill	10	36,208,295	38,907,902
Long-term restricted cash		—	63,758,651
Indemnification asset	3(c)	5,567,241	5,567,241
Other long-term assets	11	3,586,701	5,484,767

Total assets		$681,056,809	$700,155,159

LIABILITIES AND EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	12	$111,626,081	$14,089,777
Accounts payable		66,092,263	132,683,966
Advances from customers		91,858,115	20,471,917
Accrued expenses and other current liabilities	14	66,654,190	53,489,499
Income tax payable		19,137,134	13,226,464

Total current liabilities		355,367,783	233,961,623
Long-term loan	12	—	70,000,000
Other long-term obligations	13	5,532,153	5,222,772
Long-term tax liability	3(c)	5,567,241	5,567,241
Deferred tax liabilities	3(b)	1,611,875	1,611,875
Total long-term liabilities		12,711,269	82,401,888

Total liabilities		368,079,052	316,363,511

Commitments and contingencies	22

Shareholders’ equity
Ordinary shares, $0.0001 par value, 550,000,000 shares authorized, 149,427,256 and 148,587,121 shares issued as of December 31, 2011 and 2012, respectively		14,943	14,859
Treasury stock (8,444,997 and 5,169,771ordinary shares at December 31, 2011 and 2012, respectively)	17	(40,106,332)	(35,399,981)
Additional paid-in capital		249,260,523	240,730,392
Statutory reserve	19	12,754,349	16,714,871
Accumulated other comprehensive income		11,765,864	13,459,093
Retained earnings	19	77,223,577	147,876,486
Total Spreadtrum Communications, Inc. shareholders’ equity		310,912,924	383,395,720
Non-controlling interests		2,064,833	395,928
Total shareholders’ equity		312,977,757	383,791,648
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$681,056,809	$700,155,159

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars unless otherwise stated)

		Year ended December 31,
	Note	2010	2011	2012
Revenue from third parties		$346,338,742	$674,255,890	$720,820,195
Revenue from a related party	9(b)	—	—	4,425,043
Total Revenue		346,338,742	674,255,890	725,245,238
Cost of revenue		193,873,323	393,623,706	454,369,505
Gross profit		152,465,419	280,632,184	270,875,733
Operating expenses
Research and development		58,686,993	117,301,916	139,461,651
Selling, general and administrative		20,188,234	26,958,124	30,494,308
Impairment loss of long-lived assets		4,486,474	—	—
Total operating expenses		83,361,701	144,260,040	169,955,959

Income from operations		69,103,718	136,372,144	100,919,774

Other income (expenses)
Interest income		3,600,898	6,338,721	6,680,393
Interest expense		(1,145,432)	(3,930,860)	(4,290,800)
Other income (expenses), net		3,879,409	11,519,886	(285,808)
Total other income		6,334,875	13,927,747	2,103,785
Income before income taxes		75,438,593	150,299,891	103,023,559
Income tax expense		8,129,595	15,092,482	9,980,326
Equity in loss of affiliates		(114,560)	(1,184,716)	(600,386)
Net income		67,194,438	134,022,693	92,442,847

Add: net loss attributable to non-controlling interests		—	432,283	868,802
Net income attributable to Spreadtrum Communications, Inc.		$67,194,438	$134,454,976	$93,311,649
Net income		67,194,438	134,022,693	92,442,847
Add: other comprehensive income
Currency translation adjustments		1,956,139	7,121,025	1,693,229
Comprehensive income		69,150,577	141,143,718	94,136,076
Add: comprehensive income attributable to non-controlling interests		—	—	—
Comprehensive income attributable to Spreadtrum Communications, Inc.		$69,150,577	$141,143,718	$94,136,076
Income per share – basic		$0.47	$0.94	$0.67
Income per share – diluted		$0.43	$0.83	$0.60

Shares used in calculating income per share
Basic		141,739,261	143,312,424	139,995,702
Diluted		157,342,529	162,702,055	156,173,054

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars unless otherwise stated)

	Ordinary shares		Treasury stock		Additional paid-in	Statutory	Accumulated other comprehensive	Retained earnings (accumulated	Total Spreadtrum Communications, Inc shareholders’	Non- controlling	Total shareholder’s
	Shares	Amount	Shares	Amount	capital	reserve fund	income	deficits)	equity	Interests	equity
Balance at December 31, 2009	138,091,420	$13,809	—	—	$214,063,782	$1,069,848	$2,688,700	$(103,265,090)	$114,571,049	—	$114,571,049
Issuance of ordinary shares upon exercise of options	6,728,193	673	—	—	4,575,358	—	—	—	4,576,031	—	4,576,031
Share-based compensation	—	—	—	—	10,285,561	—	—	—	10,285,561	—	10,285,561
Appropriation to statutory reserve funds (Note 19)	—	—	—	—	—	6,160,627	—	(6,160,627)	—	—	—
Foreign currency translation	—	—	—	—	—	—	1,956,139	—	1,956,139	—	1,956,139
Net income	—	—	—	—	—	—	—	67,194,438	67,194,438	—	67,194,438
Balance at December 31, 2010	144,819,613	14,482	—	—	228,924,701	7,230,475	4,644,839	(42,231,279)	198,583,218	—	198,583,218
Issuance of ordinary shares upon exercise of options	4,607,643	461	—	—	2,545,410	—	—	—	2,545,871	—	2,545,871
Repurchase of ordinary shares (Note 17)	—	—	(8,444,997)	(40,106,332)	—	—	—	—	(40,106,332)	—	(40,106,332)
Acquisition of MobilePeak (Note 3(b))	—	—	—	—	1,300,000	—	—	—	1,300,000	—	1,300,000
Non-controlling interests arising as a result of acquisition of MobilePeak (Note 3(b))	—	—	—	—	—	—	—	—	—	2,692,000	2,692,000
Acquisition of non-controlling interests in MobilePeak after control is obtained (Note 3(b))	—	—	—	—	97,398	—	—	—	97,398	(194,884)	(97,486)
Share-based compensation	—	—	—	—	16,393,014	—	—	—	16,393,014	—	16,393,014
Appropriation to statutory reserve funds (Note 19)	—	—	—	—	—	5,523,874	—	(5,523,874)	—	—	—
Cash dividend declared (Note 14(e))	—	—	—	—	—	—	—	(9,476,246)	(9,476,246)	—	(9,476,246)
Foreign currency translation	—	—	—	—	—	—	7,121,025	—	7,121,025	—	7,121,025
Net income	—	—	—	—	—	—	—	134,454,976	134,454,976	(432,283)	134,022,693
Balance at December 31, 2011	149,427,256	14,943	(8,444,997)	(40,106,332)	249,260,523	12,754,349	11,765,864	77,223,577	310,912,924	2,064,833	312,977,757
Issuance of ordinary shares upon exercise of options	6,976,578	698	—	—	1,890,634	—	—	—	1,891,332	—	1,891,332
Repurchase of ordinary shares (Note 17)	—	—	(4,541,487)	(31,005,333)	—	—	—	—	(31,005,333)	—	(31,005,333)
Cancellation of repurchased ordinary shares (Note 17)	(7,816,713)	(782)	7,816,713	35,711,684	(35,710,902)	—	—	—	—	—	—
Acquisition of non-controlling interests in MobilePeak after control is obtained (Note 3(b))	—	—	—	—	(170,721)	—	—	—	(170,721)	(1,196,031)	(1,366,752)
Non-controlling interests arising as a result of acquisition of Chengdu Chuanyue (Note 3(a))	—	—	—	—	—	—	—	—	—	988,158	988,158
Acquisition of non-controlling interests in Chengdu Chuanyue after control is obtained (Note 3(a))	—	—	—	—	—	—	—	—	—	(592,230)	(592,230)
Share-based compensation	—	—	—	—	25,460,858	—	—	—	25,460,858	—	25,460,858
Appropriation to statutory reserve funds (Note 19)						3,960,522		(3,960,522)		—	—
Cash dividend declared (Note 14(e))	—	—	—	—	—	—	—	(18,698,218)	(18,698,218)	—	(18,698,218)
Foreign currency translation	—	—	—	—	—	—	1,693,229	—	1,693,229	—	1,693,229
Net income	—	—	—	—	—	—	—	93,311,649	93,311,649	(868,802)	92,442,847
Balance at December 31, 2012	148,587,121	$14,859	(5,169,771)	$(35,399,981)	$240,730,392	$16,714,871	$13,459,093	$147,876,486	$383,395,720	$395,928	$383,791,648

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars unless otherwise stated)

		Year ended December 31,
	Note	2010	2011	2012
CASH FLOW FROM OPERATING ACTIVITIES
Net income		$67,194,438	$134,022,693	$92,442,847
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment		42,153	470,411	—
Inventory write-down	4	1,918,214	3,652,506	889,131
Depreciation and amortization		10,466,170	20,022,974	27,946,433
Share-based compensation	18	10,285,561	16,393,014	25,460,858
Equity in loss of affiliates		114,560	1,184,716	600,386
Deferred income taxes	16	(500,015)	(1,415,238)	512,458
Impairment loss of long-lived assets		4,486,474	—	—
Gain arising from revaluation of previously held equity investment in MobilePeak.	3(b)	—	(1,460,353)	—
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable		2,538,913	(2,323,160)	(39,592,167)
Inventories		(53,373,429)	(17,858,105)	(36,266,959)
Deferred costs		(55,313,169)	(2,576,060)	48,802,171
Prepayment, other receivables and other current assets		(13,493,771)	1,252,187	(12,383,081)
Accounts payable		73,285,809	(31,947,640)	57,108,765
Advances from customers		88,046,631	(15,487,559)	(71,608,879)
Project cancellation penalty related to Spreadtrum USA acquisition – decrease in accrued expenses		(1,000,000)	—	—
Accrued expenses and other liabilities		21,531,228	12,499,578	(9,572,278)
Income tax payable		9,954,647	5,924,109	(5,920,390)
Net cash provided by operating activities		166,184,414	122,354,073	78,419,295
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of property and equipment		(5,748,133)	(17,343,168)	(17,905,203)
Payment for use right of certain equipment	11(a)	—	(3,000,000)	(2,000,000)
Acquisition of intangible assets		(9,865,291)	(24,495,135)	(22,501,266)
Acquisition of MobilePeak, net of cash acquired	3(b)	—	(42,708,645)	—
Acquisition of Telegent, net of cash acquired	3(c)	—	(5,147,611)	(1,428,612)
Acquisition of Chengdu Chuanyue, net of cash acquired	3(a)	—	—	(3,501,497)
Increase in restricted cash		(7,991,240)	(48,415,362)	(11,649,135)
Net decrease (increase) in term deposit		(104,201,311)	109,180,482	39,677,026
Acquisition of equity investments	9	(9,328,540)	(3,147,113)	(39,861,440)
Loan to third parties	5	—	—	(1,113,674)
Proceeds from disposal of equity investment		747,295	—	—
Refund of deposit for land use rights (recorded under other long-term assets)	9(a)	6,802,876	—	—
Net cash used in investing activities		(129,584,344)	(35,076,552)	(60,283,801)

SPREADTRUM COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars unless otherwise stated)

	Year ended December 31,
	2010	2011	2012
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings of debt	$—	$64,013,834	$70,075,943
Repayment of debt	—	—	(97,728,901)
Proceeds from issuance of shares upon exercise of stock options	4,576,031	2,545,871	1,891,332
Cash paid for acquisition of non-controlling interests in MobilePeak after control is obtained	—	—	(81,338)
Cash paid for acquisition of non-controlling interests in Chengdu Chuanyue after control is obtained			(592,230)
Dividend distribution	—	(4,750,400)	(23,424,064)
Share repurchase	—	(40,106,332)	(31,005,333)
Net cash provided (used) by financing activities	4,576,031	21,702,973	(80,864,591)
Effect of exchange rate changes	2,200,173	3,048,854	1,670,284

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	43,376,275	112,029,348	(61,058,813)
CASH AND CASH EQUIVALENTS - Beginning of year	37,809,364	81,185,639	193,214,987
CASH AND CASH EQUIVALENTS - End of year	$81,185,639	$193,214,987	$132,156,174
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interests of loans, net of subsidy received	$841,674	$3,255,514	$3,103,991
Cash paid for income taxes	$—	$9,210,736	$15,025,293
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accounts payable for acquisition of property and equipment	$149,822	$384,350	$1,209,946
Accounts payable for acquisition of intangible assets	$15,473,458	$1,306,950	$9,561,863
Accounts payable for acquisition of Telegent	$—	$3,457,777	$2,029,165
Accounts payable for acquisition of MobilePeak	$—	$—	$1,285,414
Other long-term obligations for acquisition of intangible assets	$5,482,804	$5,532,153	$5,222,772
Dividends declared but unpaid	$—	$4,725,846	$—
ACQUISITIONS SUPPLEMENTARY INFORMATION
Purchase consideration settled in cash	$—	$132,150,813	$5,016,148
Less: cash acquired	—	(84,294,557)	(86,039)
Investing cash outflow from acquisitions	$—	$47,856,256	$4,930,109

The accompanying notes are an integrated part of the consolidated financial statements.

SPREADTRUM COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Amount expressed in U.S. dollars unless otherwise stated)

1. DESCRIPTION OF BUSINESS

Spreadtrum Communications, Inc. (“Holding”) is incorporated in the Cayman Islands, British West Indies. On June 27, 2007, Holding became listed on NASDAQ in the United States under the market symbol of “SPRD”.

Holding, its subsidiaries and its variable interest entity (“VIE”) (hereafter collectively referred to as the “Company”) is a fabless semiconductor company that designs, develops and markets mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. The Company’s solutions combine its highly integrated power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling its customers to achieve faster design cycles with a lower development cost. The Company offers a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA, WCDMA, HSPA+ and LTE as well as a wide array of multimedia capabilities. Holding’s primary subsidiaries as of December 31, 2012 included the following:

Name of subsidiary	Place of incorporation	Date of incorporation/ acquisition	Percentage of ownership
Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)	The People’s Republic of China (the “PRC”)	July 18, 2001	100%
Spreadtrum Communications USA Inc. (formerly known as Quorum System Inc.) (“Spreadtrum USA”)	US	January 15, 2008	100%
Spreadtrum Communications (Tianjin) Co., Ltd. (“Spreadtrum Tianjin”)	PRC	December 9, 2010	100%
Spreadtrum Communications (Chongqing) Co., Ltd. (“Spreadtrum Chongqing”)	PRC	December 31, 2010	100%
Telegent Systems, Inc. (“Telegent”)	Cayman Islands	August 2, 2011	100%
MobilePeak Holdings, Ltd. (“MobilePeak”)	Cayman Islands	September 30, 2011	100%
MobilePeak Systems, Inc. (“MobilePeak USA”)	US	September 30, 2011	Wholly-owned subsidiary of MobilePeak
Shanghai MobilePeak Semiconductor Co., Ltd (“MobilePeak Shanghai”)	PRC	September 30, 2011	Wholly-owned subsidiary of MobilePeak
Chengdu Chuanyue Co., Ltd (“Chengdu Chuanyue”)	PRC	June 30, 2012	89.2%
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd (“Spreadtrum Beijing”, a VIE before April 2012 and a 100% owned subsidiary thereafter)	PRC	March 30, 2005	100%

Spreadtrum Beijing, a PRC domestic company, was established to perform research and development activities on behalf of Spreadtrum Shanghai and qualify for government research grants that are restricted to PRC domestic companies. Spreadtrum Beijing was formed in March 2005 under the names of three PRC nationals who are family members of the Company’s co-founders. In May 2005, the Company entered into a loan agreement with the three PRC nationals who were nominee shareholders of Spreadtrum Beijing, pursuant to which the Company provided them with a loan in an aggregate principal amount of $1.0 million solely for the establishment of Spreadtrum Beijing. Spreadtrum Shanghai also entered into a research and development agreement with Spreadtrum Beijing, pursuant to which Spreadtrum Beijing would perform research and development work for Spreadtrum Shanghai and the work products would be owned exclusively by Spreadtrum Shanghai. In return, Spreadtrum Shanghai would reimburse Spreadtrum Beijing for all necessary and reasonable direct and indirect costs incurred for the research and development work. Because of these contractual arrangements, the relationships between the nominee shareholders of Spreadtrum Beijing and the Company’s co-founders, and the fact that one of the members of the Company’s management was the legal representative of Spreadtrum Beijing, the Company had the power to direct Spreadtrum Beijing’s operational and financial affairs, appoint its senior executives, and approve all matters requiring shareholder approval. As a result, Spreadtrum Beijing was deemed a variable interest entity and the Company was the primary beneficiary. Accordingly, the Company has consolidated the financial statements of Spreadtrum Beijing since its inception.

In May 2008, Spreadtrum Shanghai injected RMB5 million (approximately $0.7 million) into Spreadtrum Beijing to increase its registered capital for the purpose of reducing its debt-to-equity ratio to a level that would enable it to qualify for certain government research grants available to PRC domestic companies. Consequently, Spreadtrum Shanghai owns approximately 37.9% of the equity interest in Spreadtrum Beijing, and the three PRC national nominee shareholders, each of them, owns approximately 20.7% or, on an aggregative basis, 62.1%, of the equity interest in Spreadtrum Beijing. Spreadtrum Shanghai’s increased ownership of the equity interest in Spreadtrum Beijing had no impact on the VIE analysis because the three PRC national shareholders had been nominee shareholders and had never shared risks and rewards of equity ownership with the Company. In April 2012, Spreadtrum Shanghai acquired the 62.1% equity interests held by the three PRC national nominee shareholders for a total cash consideration of approximately $1.0 million, the amount of which was offset against the Company’s loan receivable from the nominee shareholders, and there was no cash outflow incurred by the Company. As a result, Spreadtrum Beijing became a wholly-owned subsidiary of Spreadtrum Shanghai.

In June 2009, the FASB issued FAS 167: Amendments to FASB Interpretation No. 46(R), codified primarily in the Consolidation Topic of the FASB ASC 810. This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company’s involvement with a variable interest entity. The Company adopted this guidance on January 1, 2010. In accordance with the new guidance, the Company is deemed to have a controlling financial interest and is the primary beneficiary of Spreadtrum Beijing, the VIE, as it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, the Company continued to consolidate the same VIE that was consolidated prior to January 1, 2010 and the adoption did not have any impact on the Company’s consolidated financial statements.

Pursuant to the contractual arrangements with the VIE, the Company had the power to direct activities of the VIE, and can have assets transferred freely out of the VIE without any restrictions. Therefore, the Company determined there was no asset of the VIE that can be used to settle obligations of the VIE only, except for registered capital of the VIE amounting to approximately $1.7 million as of December 31, 2011. As the consolidated VIE was incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE, which amounted to, in aggregate, approximately $0.3 million as of December 31, 2011. There was no contractual arrangement that could require the Company to provide additional financial support to the VIE.

Spreadtrum Beijing is no longer a VIE as it became a wholly owned subsidiary in April 2012. The following financial information of the VIE was included in the Company’s consolidated financial statements as of December 31, 2011 and for the years ended December 31, 2010 and 2011 and the three-month period ended March 31, 2012:

	December 31,
	2011	2012
Total assets	$1,267,325	N/A

Total liabilities	$299,648	N/A

	Year ended December 31,
	2010	2011	Three-month period ended March 31, 2012
Revenue *	$1,372,675	$1,412,581	$193,842

Net income	$48,101	$62,514	$15,681

* All of Spreadtrum Beijing’s revenue during the years presented was derived from Spreadtrum Shanghai, another subsidiary of the Company, and was eliminated in full upon consolidation.

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

The following table summarizes accounts receivable and revenue from customers which accounted for 10% or more of accounts receivable and/or revenue. Customers from A through J are different customers. The Company’s accounts receivable are generally from those customers who do not have the quality inspection period with the Company as mentioned in Note 2(p).

	Accounts receivable December 31,
	2011	2012
Customer A	—	25.9%
Customer B	44.3%	21.9%
Customer C	48.2%	19.3%

	Revenue
	Year ended December 31,
	2010	2011	2012
Customer D	23.0%	18.5%	25.0%
Customer E	14.8%	16.7%	21.8%
Customer F	*	*	16.0%
Customer G	*	11.3%	*
Customer H	*	11.2%	*
Customer I	10.2%	*	*
Customer J	11.6%	*	*

*    Less than 10% in the year.

(e) Cash and cash equivalents

Cash and cash equivalents are cash on demand, and time deposits and highly-liquid investments with original maturities of three months or less.

(f) Restricted cash

Restricted cash represents cash deposits legally held by banks which are not available for the Company’s general use. As of December 31, 2011 and 2012, the Company’s restricted cash primarily represents cash deposits pledged for the purpose of the Company’s short-term and long-term bank borrowings (Note 12).

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

The Company recognized impairment loss of $4.5 million (Note 8) on acquired intangible assets in 2010. There was no impairment charge recognized for the years ended December 31, 2011 and 2012.

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

(n) Impairment of goodwill

The Company adopted the Financial Accounting Standards Board (“FASB”) revised guidance on “Testing of Goodwill for Impairment.” Under this guidance, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. For reporting units applying a qualitative assessment first, the Company starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. For reporting units directly applying a quantitative assessment, the Company performs the goodwill impairment test by quantitatively comparing the fair values of those reporting units to their carrying amounts.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

No impairment loss was recognized in 2010, 2011 and 2012.

(o) Other long-term obligations

Other long-term obligations represent the Company's payables on acquired intangible assets (software, license and technology) which are to be settled in installment payments. Other long-term obligations are recognized initially at fair value and are subsequently stated at amortized cost, with accretion of interest charged into "interest expense".

(p) Revenue recognition

Revenue is generated from the sale of products, including baseband semiconductors and radio frequency transceivers, and the rendering of engineering services, including design services according to customers’ specification, product prototyping, testing services, training and support services.

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

Certain contracts have specified acceptance provisions (quality inspection) and for such contracts the Company defers the revenue recognition until the acceptance is obtained. In the event that no acceptance note or denial note is received, revenue and cost of sales are recognized when the contractual quality inspection period expires. Any payments received prior to revenue recognition are recorded as advance from customers. For the year ended December 31, 2012, recognized revenue associated with contracts providing for quality acceptance periods was approximately $461 million, representing approximately 64% of total revenue in 2012, compared to approximately $634 million or 94% of total revenue in 2011 and $286 million or 83% of total revenue in 2010.

The Company grants rebate to certain customers depending on the volume of business generated from the customers . The rebates granted are either goods rebate or cash rebate. Goods rebate is “free” products offered to customers and is recorded as cost of sales when revenue is recognized. Cash rebate is recorded as a reduction of revenue when being granted to customers and revenue is recognized.

Cash consideration given by the Company to customers is recorded as a reduction of revenue, unless the Company receives an identifiable benefit (goods or services) in exchange for the consideration and the Company is able to reasonably estimate the fair value of the benefit identified.

The Company recognizes revenue from service contracts upon completion of all services when such revenue amount is insignificant and the service could be completed within a short period of time (generally one to three months). Otherwise, the Company uses percentage of completion method to recognize revenue from service contracts.

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

(r) Shipping and handling costs

Shipping and handling costs relating to sales of $133,471, $235,284 and $475,743 were included in selling expenses for the years ended December 31, 2010, 2011 and 2012, respectively. Shipping and handling costs relating to inventory purchases of $745,404, $1,275,668 and $1,048,418 were included as a component of cost of revenue for the years ended December 31, 2010, 2011 and 2012, respectively.

(s) Research and development costs

Research and development cost are expensed as incurred.

(t) Software development costs

The Company accounts for internally generated software development costs in accordance with ASC 350. Capitalization of eligible software development costs begins upon the establishment of technological feasibility and ends when the software is available for internal use. To date, the period between achieving technological feasibility which the Company has defined as establishment of a working model and the general availability of such software is generally very short. Accordingly, the Company has not capitalized any internally generated software development costs and such costs are insignificant.

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

Effective January 1, 2007, the Company adopted ASC 740-10-25, pursuant to which the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. See Note 16 to the Company’s consolidated financial statements for additional information including the impact of adopting ASC 740-10-25.

(x) Comprehensive Income (Loss)

Comprehensive income (loss) includes net income or loss and foreign currency translation adjustment.

(y) Foreign currency translation and foreign currency risk

The functional currency of Holding and its subsidiaries, except for Spreadtrum Shanghai, Spreadtrum Beijing, Spreadtrum Tianjin, Spreadtrum Chongqing, MobilePeak Shanghai and Chengdu Chuanyue, is the United States dollar (“US dollar”). Spreadtrum Shanghai, Spreadtrum Beijing, Spreadtrum Tianjin, Spreadtrum Chongqing, MobilePeak Shanghai and Chengdu Chuanyue’s functional currency is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

The Company has chosen the US dollar as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as a separate component of comprehensive income (loss) in the consolidated statements of shareholders’ equity and comprehensive income (loss). The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and term deposits (including short-term and long-term deposits) denominated in RMB amounted to $287,165,952 and $163,052,483 as of December 31, 2011 and 2012, respectively.

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

(aa) Income per share

Basic income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in periods in which loss is reported as their effects would be anti-dilutive.

(ab) Recently issued accounting standards

In June 2011 the FASB issued Accounting Standards Update 2011-05, “Comprehensive Income: Presentation of Comprehensive Income.” The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income.” This Update indefinitely deferred only the specific requirement in ASU 2011-05 to present reclassification adjustments for each component of other comprehensive income on the face of the financial statements. ASU 2011-05 and ASU 2011-12 were effective retrospectively for interim and annual periods beginning after December 15, 2011 and were adopted by the Company effective since the fiscal year ended December 31, 2012. In February 2013, the FASB issued Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which closed the indefinite deferral. Specifically, ASU 2013-02, which is effective, with only prospective disclosure required, for public companies for interim and annual periods beginning after December 15, 2012, provides reporting entities the option to present the effect of reclassification adjustments either parenthetically on the face of the financial statements or in a separate dedicated footnote. The adoption of ASU 2011-05 did not impact the consolidated financial statements as the Company already presented, and presents, a continuous statement of operations and comprehensive income.

In July 2012, the FASB issued ASU 2012-02, “Intangibles – Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment”. The Update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The Company has early adopted this update since the fiscal year ended December 31, 2012 and the adoption does not have a material impact on the Company’s consolidated financial statements.

3. ACQUISITIONS

The Company did not have any acquisition completed during the year ended December 31, 2010. In 2011 and 2012, the Company completed the following acquisitions.

(a) Acquisition completed in 2012 - Chengdu Chuanyue

In March and June 2012, Spreadtrum Shanghai acquired 73.0% equity interest in Chengdu Chuanyue, a fabless semiconductor company which specializes in the design of wireless connectivity chipsets, for a total consideration of $2.3 million in cash. The acquisition was completed on June 30, 2012, when the Company started to consolidate the financial statements of Chengdu Chuanyue. In July 2012, Spreadtrum Shanghai acquired an additional 16.2% equity interest in Chengdu Chuanyue from a non-controlling shareholder, for a cash consideration of $0.6 million. As a result, the Company held 89.2% equity interests in Chengdu Chuanyue as of December 31, 2012.

The allocation of the purchase price of $3.6 million to the assets acquired and liabilities assumed based on their fair values was as follows:

Total purchase price:
Cash consideration paid to acquire common shares	$2,292,526
Cash paid to Chengdu Chuanyue to settle its liabilities	1,295,010
$3,587,536
Cash and cash equivalents	$86,039
Other current assets	10,953
Property and equipments	53,647
Acquired intangible assets:
- In-progress research and development	1,869,305
- Software license and copyright	868,850
Goodwill	2,699,607
Current liabilities	(1,012,707)
Non-controlling interests at fair value	(988,158)
Total cash consideration	$3,587,536

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the research and development efforts of the Company and Chengdu Chuanyue and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of in-progress research and development was established by a form of the income approach known as the multi-period excessive earning method, taking into consideration the historical financial performance and estimates of future performance of Chengdu Chuanyue’s business. The in-progress research and development acquired was capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. The in-process research and development is mainly for the Company and Chengdu Chuanyue’s products in connection with Wi-Fi chips, which was still under research and development as of December 31, 2012.

The fair value of the purchased software and technology was established by a form of the market approach. The amortization periods for software license and technology acquired are 5 years.

(b)	Acquisitions completed in 2011- MobilePeak

(i)	Acquisition and purchase price allocation

MobilePeak is a fabless semiconductor company that specializes in the design of highly integrated UMTS/HSPA+ modem chipsets. The acquisition of MobilePeak would enable the Company to broaden its portfolio of worldwide wireless handset technologies, to make inroads into the WCDMA data card, feature phone, smartphone and tablet markets and to develop the next generation multi-mode FDD-LTE/TD-LTE/WCDMA/TD-SCDMA technologies in the future.

In May and June 2011, the Company acquired in the aggregate all the outstanding preference shares of MobilePeak for cash consideration of $27.2 million. As a result, the Company obtained 48.5% equity interest, on an as-converted basis, in MobilePeak and accounted for the investment in MobilePeak under the equity method of accounting. In addition, in the second quarter 2011, the Company paid approximately $13.0 million to MobilePeak to settle its liabilities and to finance its operation, including $7.8 million bridge loans and $5.2 million loans. MobilePeak was a variable interest entity at that time. However, the Company was not considered the primary beneficiary of MobilePeak in the second quarter of 2011, given it was not able to control activities of MobilePeak that are significant to its operation. Accordingly, the Company did not consolidate MobilePeak as of June 30, 2011.

On September 30, 2011, the Company acquired an additional 37.4% equity interests (in the form of outstanding ordinary shares) in MobilePeak for total cash consideration of $3.5 million, as a result of which the Company obtained 85.9% equity interests, on an as-converted basis, in MobilePeak. The Company obtained control over MobilePeak in the third quarter of 2011 and accounted for the acquisition of additional shares on September 30, 2011 (the date of acquisition) as a business combination achieved in stages and started to consolidate the financial statements of MobilePeak and its subsidiaries from the date of acquisition.

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

Total purchase price:
Cash consideration paid to acquire preference shares	$27,237,151
Pick-up of equity loss	(1,062,504)
Gains from previously held preference shares upon acquisition	1,460,353
Fair value of 48.5% preferred shares held	$27,635,000
Cash consideration paid to acquire ordinary shares	3,521,996
Accelerated vesting of MobilePeak’s employees stock options (charged to additional paid-in capital)	1,300,000
Cash paid to MobilePeak to settle its liabilities and to finance its operation	12,956,439
Purchase price	$45,413,435

Cash and cash equivalents	$1,104,430
Other current assets	1,451,290
Property and equipments	917,795
Acquired intangible assets:
- Patented and completed technologies	10,300,000
- In-process research and development	11,800,000
Goodwill	31,334,875
Current liabilities	(7,191,080)
Deferred tax liabilities	(1,611,875)
Non-controlling interests at fair value	(2,692,000)
$45,413,435

In 2011, the aggregate cash consideration the Company paid in connection with the acquisition of 86.9% equity interests in MobilePeak amounted to approximately $43.8 million, including $27.2 million to acquire preference shares, $13.0 million to settle MobilePeak’s liability and finance its operation (as mentioned above), $3.5 million to acquire common shares of the major common shareholders and $0.1 million to acquire additional common shares from -minority common shareholders. Net of cash acquired of approximately $1.1 million, cash outflow in connection with the acquisition of MobilePeak amounted to $42.7 million.

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

The fair value of intangible assets was measured primarily by the income approach taking into consideration the historical financial performance and estimates of future performance of MobilePeak’s business. The amortization period for the intangible assets acquired is 9 years. In-progress research and development acquired was capitalized as an indefinite-lived intangible asset subject to impairment testing until completion or abandonment. The in-process research and development is mainly for the Company and MobilePeak’s products in connection with UMTS/HSPA+ mobile devices, which was under research and development as of December 31, 2011 and 2012.

The fair value of previously held preference share has been determined using the income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, taking into consideration other factors, as appropriate.

(ii)	Merger of non-controlling interests in 2012

As of October 2012, the Company held 87.35% of the equity interests in MobilePeak, while the remaining 12.65% of the equity interests were held by certain non-controlling shareholders. In November 2012, MobilePeak completed a merger and, as a result of the merger, MobilePeak became a 100% owned subsidiary of the Company. The merger was approved and carried out pursuant to the Cayman Companies Law, which stipulates that approval of the merger requires the affirmative vote of the holders of at least two thirds of the common shares attending a duly convened shareholders meeting of MobilePeak voting by poll. Upon the effectiveness of the merger, each of the common shares of MobilePeak then held by the non-controlling shareholders was cancelled and converted into the right to receive the merger consideration from MobilePeak, at the same price per share as the Company acquired certain common shares in December 2011.

Nine of the non-controlling former shareholders (the “Dissenters”) disagreed with the merger consideration and exercised their dissention and appraisal rights under Section 238 of the Companies Law of the Cayman Islands (“Section 238”) to have the court determine the fair value of the MobilePeak common shares that they previously held. In February 2013, the Dissenters filed a petition with the Grand Court of the Cayman Islands as part of the Section 238 statutory procedure. The Company believes the merger consideration is fair and reasonable. Should the Dissenters prevail, the Company would incur additional merger consideration payable to the Dissenters, which the Company did not consider would have a material adverse effect on the Company’s consolidated financial statements.

(c) Acquisitions completed in 2011- Telegent

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

Cash	$83,190,127
Accounts receivable	1,632,862
Other current assets	3,929,107
Property and equipment, net	298,550
Indemnification asset (ii)	5,567,241
Other assets	110,097
Acquired intangible assets:
- Patented and completed technologies	1,000,000
- Software license	1,506,158
Goodwill	2,873,420
Current liabilities	(2,744,806)
Long-term tax liability (ii)	(5,567,241)
Total	$91,795,515

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

(ii)	Indemnification asset and long-term tax liability

According to the agreements entered into between the Company and Telegent’s selling shareholders (“Telegent Selling Shareholders”), subject to certain mutually-agreed limitations, from and after the acquisition date, the Company, Telegent and each of their officers, directors, employees, agents, affiliates and associates (collectively, the “Acquirer Indemnitees”) shall be indemnified and held harmless by Telegent Selling Shareholders, severally but not jointly and based on their respective pro rata portion, from and against any and all losses (whether or not involving a third party claim) incurred by the Acquirer Indemnitees as a result of, among other things, pre-closing taxes which include tax liabilities arising from uncertain tax positions of Telegent. As of December 31, 2011 and 2012, the Company recorded a long-term tax liability of $5.6 million relating to uncertain tax position of the Telegent business that existed at the acquisition date (Note 16(d)). As such uncertain tax position is indemnified by Telegent Selling Shareholders, the Company recognized the indemnification assets in the same amount of $5.6 million.

(d) Unaudited Pro forma information for 2011 acquisitions

The financial results of each of the businesses acquired in 2011 have been included in the consolidated statements of operations since the respective acquisition dates. The amount of revenues and net profit/loss of each of these businesses included in the consolidated statements of operations for 2011 were as follows. Based on an assessment of Chengdu Chuanyue’s financial performance and the amounts involved in the acquisition, the acquisition of Chengdu Chuanyue is not considered material to the Company. Accordingly, the Company did not present pro forma financial information for the year ended December 31, 2012 with regard to a summary of the results of operations for the acquisition of Chengdu Chuanyue.

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

4. INVENTORIES AND DEFERRED COSTS

Inventories and deferred costs consisted of the following:

	December 31,
	2011	2012
Raw materials	$20,560,078	$31,886,890
Work in progress	5,504,571	18,232,622
Finished goods	67,157,355	78,638,816
Total inventories	93,222,004	128,758,328
Deferred costs	64,689,930	16,111,647
Total inventories and deferred costs	$157,911,934	$144,869,975

The balance for deferred costs results from the quality inspection arrangements with customer acceptance provision, which provides customers with a quality inspection period. Pursuant to the terms of such arrangements, the Company delivers its products and receives payments from customers; however, the Company does not recognize revenue until the earlier of the customer’s acceptance of the products or the expiration of quality inspection period (without a prior rejection of the products by the customer). The balance for deferred costs as of December 31, 2012 decreased when compared to that of December 31, 2011 because the Company is gradually phasing out the use of customer acceptance program with the building-up of customer confidence.

The inventory and deferred costs written-down reserve balance amounted to $4,008,770 and $4,454,805 as of December 31, 2011 and 2012, respectively, to reflect the lower of cost or market. The write-down of inventory and deferred costs was $1,918,214, $3,652,506 and $889,131 in 2010, 2011 and 2012, respectively, and included in the “Cost of Revenue”. The following table summarizes the movement of inventory and deferred costs write-downs for the years ended December 31, 2010, 2011 and 2012:

Movement of written-down inventory and deferred costs

As of December 31, 2009	$14,524,416
Inventory write-downs	1,918,214
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $31,260	(6,426,808)
Removal of write-down inventory balance in connection with inventory sales with proceeds of $5,112,188	(5,680,209)
As of December 31, 2010	4,335,613
Inventory write-downs	3,652,506
Removal of write-down inventory balance in connection with inventory discarded with nominal proceeds of $7,808	(154,164)
Removal of write-down inventory balance in connection with inventory sales with proceeds of $4,470,844	(3,825,185)
As of December 31, 2011	4,008,770
Inventory write-downs	889,131
Removal of write-down inventory balance in connection with inventory discarded with no proceeds	(56,421)
Removal of write-down inventory balance in connection with inventory sales with proceeds of $496,532	(386,675)
As of December 31, 2012	$4,454,805

Inventory items previously written down mainly included earlier generation semiconductor chips and wafers relating to older types of products which were phased out. As the Company is generally not able to reliably estimate the sales price of the older types of products as well as when and if there will be potential market/customer demand for these products, write-downs have generally been at 100% of inventory cost. In 2010, 2011 and 2012, the Company sold certain older types of products as market demands arose due to the quick recovery of the semiconductor industry and the Company’s business. In connection with discard and sales of the written-down inventories in 2010, 2011 and 2012, the Company recognized increased gross profit in amounts of $5,143,448, $4,478,652 and $496,532 for the years ended December 31, 2010 and 2011 and 2012, respectively.

5. PREPAYMENT, OTHER RECEIVABLES AND OTHER CURRENT ASSETS, NET

Prepayment, other receivables and other current assets, net consisted of the following:

	December 31,
	2011	2012
Value-added tax refundable on export sales	$812,379	$5,501,555
Prepayments and deposits to vendors	2,446,185	4,722,288
Receivable from custodian to settle employees tax obligations related to RSUs	1,873,729	3,207,970
Prepaid royalty	265,362	3,076,784
Value-added tax recoverable	2,699,961	2,968,455
Interest receivable accrued on term deposits	2,279,268	1,581,013
Receivable from a supplier for quality issue (a)	—	1,418,121
Loan to third parties for R&D activities	—	1,113,674
Prepaid income tax	1,557,321	—
Other prepaid expenses and other current assets	2,399,692	4,081,512
	$14,333,897	$27,671,372

(a)	The $1.4 million receivable from a supplier for quality issue represents the amount that a third party supplier agrees to compensate the Company, as a result of a quality issue in connection with certain products the supplier manufactured.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2011	2012
Buildings	$21,740,442	$21,793,708
Machinery and equipment	16,749,166	27,220,500
Office furniture, equipment and vehicles	2,219,817	2,481,737
Computer equipment and software	16,695,916	19,977,856
Leasehold and building improvements	6,470,853	7,466,138

	63,876,194	78,939,939
Less: accumulated depreciation and amortization	(23,400,970)	(30,472,174)

	40,475,224	48,467,765
Construction in progress	1,051,436	2,871,270

	$41,526,660	$51,339,035

Depreciation and amortization expenses were $4,201,203, $6,794,159 and $ 9,471,326 for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, there was no property and equipment pledged as collateral for loans.

7. FAIR VALUE MEASUREMENTS

As of December 31, 2011 and 2012, the Company does not have any financial assets or liabilities that are re-measured at fair value on a recurring basis subsequent to initial recognition.

Cash and cash equivalents, restricted cash, short-term deposit, accounts receivable, accounts payable, advances from customers, and short-term loans and current portion of long-term loan are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The estimated fair value of long-term loan approximated the carrying amount as of December 31, 2011 and 2012, as they bear floating interest rate (Note 12) and the market rate approximate the floating interest rates at the respective balance sheet dates.

The fair value of the Company’s long-term restricted cash approximated its carrying amount as of December 31, 2012, given there is no significant change in the market interest rate during the period since the Company deposited the cash through December 31, 2012.

The Company’s other long-term obligations were incurred for intangible assets acquired. The face value and carrying amounts of other long-term obligations (including both current and non-current portions) as of December 31, 2011 and 2012 are disclosed in Note 13. The estimated fair value of long-term obligations (including both current and non-current portions) amounted to approximately $5.5 million and $5.4 million, respectively, as of December 31, 2011 and 2012 compared to a carrying value of $5.5 million and $5.2 million, respectively. The fair value is measured using the discounted cash flow technique, using the Company’s weighted-average borrowing rate of approximately 6.65% and 3.35% per annum, respectively, as of December 31, 2011 and 2012.

8. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets consisted of the following:

	December 31,
	2011	2012
Intangible assets gross amount
Software license and technology, including $1,506,158 acquired from Telegent (Note 3(c)) and $868,850 acquired from Chengdu Chuanyue (Note 3(a))	$64,446,959	$94,002,608
Completed technology acquired from Spreadtrum USA	28,695,000	28,695,000
Patented and completed technology acquired from Telegent (Note 3(c))	1,000,000	1,000,000
Patented and completed technology acquired from MobilePeak (Note 3(b))	10,300,000	10,300,000
In-progress research and development acquired from Chengdu Chuanyue (Note 3(a))	—	1,869,305
In-progress research and development acquired from MobilePeak (Note 3(b))	11,800,000	11,800,000
	116,241,959	147,666,913
Less: accumulated amortization
Software license and technology	(30,594,708)	(44,819,812)
Completed technology acquired from Spreadtrum USA	(4,749,282)	(5,875,653)
Patented and completed technology acquired from Telegent	(83,333)	(283,333)
Patented and completed technology acquired from MobilePeak	(286,111)	(1,430,555)
In-progress research and development acquired from Chengdu Chuanyue	—	—
In-progress research and development acquired from MobilePeak	—	—
	(35,713,434)	(52,409,353)
Less: accumulated impairment
Software license and technology	(9,430,794)	(9,441,579)
Completed technology acquired from Spreadtrum USA	(12,727,250)	(12,727,250)
Patented and completed technology acquired from Telegent	—	—
Patented and completed technology acquired from MobilePeak	—	—
In-progress research and development acquired from Chengdu Chuanyue	—	—
In-progress research and development acquired from MobilePeak	—	—
	(22,158,044)	(22,168,829)

Net book value
Software license and technology	24,421,457	39,741,217
Completed technology acquired from Spreadtrum USA	11,218,468	10,092,097
Patented and completed technology acquired from Telegent	916,667	716,667
Patented and completed technology acquired from MobilePeak	10,013,889	8,869,445
In-progress research and development acquired from Chengdu Chuanyue	—	1,869,305
In-progress research and development acquired from MobilePeak	11,800,000	11,800,000
	$58,370,481	$73,088,731

In 2011, the Company acquired approximately $35 million intangible assets, including $23 million from MobilePeak and Telegent and the remaining are mainly software and technology for the Company’s own use.

In 2012, the Company acquired approximately $32 million intangible assets, including $2.7 million from Chengdu Chuanyue and the remaining are mainly software and technology acquired from various third party vendors for the Company’s own use.

Acquired intangible assets are amortized over the estimated useful life. The Company recorded amortization expenses of $6,264,967, $13,228,815 and $18,475,107 for the years ended December 31, 2010, 2011 and 2012, respectively.

The weighted average estimated useful life of software license and technology is 3.37 years and 4.20 years as of December 31, 2011 and 2012, respectively, while the completed technology acquired from Spreadtrum USA is estimated to be 15 years at December 31, 2011 and 2012 and the completed technology acquired from Telegent and MobilePeak is estimated to be 5 years and 9 years at December 31, 2011 and 2012, respectively.

The Company estimated its amortization expenses, excluding in-process research and development, from its existing intangible assets as of December 31, 2012 in the future as follows:

2013	$20,176,787
2014	14,615,092
2015	7,818,242
2016	4,138,607
2017	3,310,886
2018 and thereafter	9,359,812
$59,419,426

 In 2010, the Company identified that one technology was rapidly losing market acceptance to competing technology and believed that continued marketing of products using the technology would not be commercially viable. Accordingly, the Company believed these changes warranted the re-assessment of the recoverability of these intangible assets. As a result, the Company concluded that the technology had become obsolete and the remaining carrying amount of $4.5 million was fully impaired in 2010. Accordingly, the Company recorded a $4.5 million impairment loss on intangible assets during 2010. No impairment loss was recorded on intangible assets during 2011 and 2012.

9. LONG-TERM INVESTMENTS

	December 31,
	2011	2012
Investments accounted for under equity method:
- Zhanxiang (a)	$7,089,995	$6,882,708
- Spreadzoom (b)	—	4,681,944
- Company C1 (c)	—	1,590,963
- Yun Zhi Lang (d)	—	1,441,416
- Able (e)	—	997,039

Investment accounted for under cost method:
- Micromax (f)	—	10,000,000
- Company C2 (c)	—	8,500,000
- Company G (g)	—	7,812,430
- Shanghai Mobil (h)	2,956,720	2,963,965
- Zoom (i)	2,900,000	2,900,000
- Thunder Software (j)	—	2,367,101
- Walden (k)	—	1,000,000
- Fingermedia & iFly (l)	—	753,067
- Others	547,612	922,728
Total	$13,494,327	$52,813,361

(a)	In December 2009, Spreadtrum Shanghai entered into a joint venture agreement with three other parties to form a joint venture to develop a piece of land adjacent to the Company’s corporate headquarters in Shanghai, China. The joint venture is named Shanghai Zhanxiang Electronics Technology Co., Ltd. (“Zhanxiang”). The registered capital of Zhanxiang is RMB193.5 million (approximately $28.3 million) and Spreadtrum Shanghai would inject capital of RMB46.5 million (approximately $6.8 million) in exchange of 24% equity interest. In December 2009, Spreadtrum Shanghai injected RMB2 million in cash (approximately $0.3 million) into Zhanxiang. Spreadtrum Shanghai paid a deposit of RMB46.5 million (approximately $6.8 million) for land use rights to this parcel of land in 2007 and recorded such deposit in other long-term assets as of December 31, 2009. Under a series of agreements entered into by Spreadtrum Shanghai with other investors of Zhanxiang in 2009, Spreadtrum Shanghai agreed to exchange, in substance, the deposit it had paid for the land use rights as its capital contribution into Zhanxiang. In February 2010, Spreadtrum Shanghai received a refund of its deposit for the land use rights in the amount of RMB46.5 million (approximately $6.8 million). Thereafter, Spreadtrum Shanghai injected RMB44.4 million (approximately $6.5 million) into Zhanxiang to complete the capital contribution for its 24% equity interest in Zhanxiang.

(b)	In May 2012, Speadtrum Tianjin acquired 10% equity interests in Spreadzoom Technologies Co., Ltd. (“Spreadzoom”) at a cash consideration of RMB30,000,000 (approximately $4.8 million). The main activities of Spreadzoom are development of manufacturing and trading of mobile devices.

Given the Company’s ability to exercise significant influence over Spreadzoom via 2 board seats (out of a total of 7), Spreadzoom is considered a related party of the Company. During the year ended December 31, 2012, the Company earned an engineering service fee of $4.4 million from Spreadzoom, which is in the nature of a related party transaction.

(c)	In April 2012, the Company entered into agreements with a third party, as a result of which the Company made the following investments:

In May 2012, Speadtrum Shanghai acquired 10% equity interest of Company C1, an independent design house, at a cash consideration of RMB10,000,000 (approximately $1.6 million). The Company holds 1 seat on the board of directors in Company C1 out of a total of 3 and, hence, able to exercise significant influence over Company C1.

In July and August 2012, the Company acquired 10.0% equity interest of Company C2 at a cash consideration of $8,500,000. Company C2 had not commenced any significant operation as of December 31, 2012.

In April 2013, the Company entered into share transfer agreements with other shareholders of Company C1 and Company C2, pursuant to which the Company would transfer its entire interests in Company C1 and Company C2 to the respective other shareholder at a price equivalent to the Company’s original investment amount, i.e., RMB10 million and $8,500,000, respectively.

(d)	In May 2012, Spreadtrum Shanghai entered into a joint venture agreement with a third party, pursuant to which a joint venture named Yun Zhi Lang Science and Technology Co., Ltd (“Yun Zhi Lang”) was incorporated. As of December 31, 2012, Spreadtrum Shanghai had invested RMB10,000,000 in cash (approximately $1.6 million) and certain self-developed technology in to Yun Zhi Lang and obtained equity interests of 45% in Yun Zhi Lang. As of December 31, 2012, Yun Zhi Lang had not commenced any significant operation activities.

(e)	In second quarter 2012, the Company obtained 30% equity interests in Able Agenios Limited (“Able”), a France based mobile software developer, at a cash consideration of EURO1 million (approximately, $1.1 million).

(f)	In March 2012, Spreadtrum acquired 1.2% equity interest of Micromax Informatics Limited (“Micromax”), an India based mobile device manufacturer, at a cash consideration of USD10,000,000.

(g)	In March 2012, the Company set up a joint venture (“Company G”) with a joint venture partner. As of December 31, 2012, the Company had invested RMB48.6 million (approximately, $7.8 million) and held 5% equity interests in Company G and Company G had not commenced any significant operation activity.

In March 2013, the Company entered into a share transfer agreement with the joint venture partner, pursuant to which the Company would transfer its entire interests in Company G to the joint venture partner at a price equivalent to the Company’s original investment amount, i.e., RMB48.6 million.

(h)	In December 2010, Spreadtrum Tianjin acquired 4.0% equity interest of Shanghai Mobil Embedded Technology Co., Ltd. (“Shanghai Mobil”) at a cash consideration of RMB18.6 million (approximately $2.8 million). The main activities of Shanghai Mobil are development of mobile phone related software platform, games and applications.

(i)	In October 2011, Spreadtrum acquired 8.3% equity interest of Zoom Technologies, Inc. (“Zoom”) for cash consideration of $2.9 million. The main activities of Zoom are manufacturing, R&D and sale of the latest generation mobile phones and related products.

(j)	In June 2012, Speadtrum Tianjin acquired 3.0% equity interest of Thunder Software Technology Co., Ltd. (“Thunder Software”) at a cash consideration of RMB 14,878,414 (approximately $2.4 million). Thunder Software is primarily engaged in the development and design of Android related software.

(k)	In May 2012, Speadtrum acquired 1.3% equity interest of Shanghai Walden Venture Capital Enterprise (“Walden”), a China based venture capital fund, at a cash consideration of USD 1,000,000.

(l)	In December 2012, the Company obtained 6% equity interests in Shenzhen Fingermedia Technology Co., Ltd (“Fingermedia”) and Shenzhen iFly Communication Technology Co.,Ltd (“iFly”), who are handset original design manufacturers, with aggregate cash considerations of RMB4.7 million (approximately $0.8 million).

The Company accounted for investment in Zhanxiang, Spreadzoom, Company C1, Yun Zhi Lang and Able using the equity method of accounting due to the fact that the Company has significant influence on the companies, considering the Company’s voting rights based on shareholding percentage among shareholders or the percentage of board seat the Company is entitled to in these investees. The Company recorded $114,560, $1,184,716 and $600,386 as its share of the net loss of the equity investment in 2010, 2011 and 2012, respectively. The Company accounted for investment in other equity investments using cost method as the Company does not have significant influence on these companies.

10. GOODWILL

The movements of goodwill for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Spreadtrum USA	MobilePeak	Telegent	Chengdu Chuanyue	Total
Gross amount of goodwill
Balance as of December 31, 2010	$34,344,959	$—	$—	$—	$34,344,959
Acquisitions in 2011	—	31,334,875	2,873,420	—	34,208,295
Balance as of December 31, 2011	$34,344,959	$31,334,875	$2,873,420	$—	$68,553,254
Acquisitions in 2012	—	—	—	2,699,607	2,699,607
Balance as of December 31, 2012	$34,344,959	$31,334,875	$2,873,420	2,699,607	$71,252,861

Accumulated impairment loss
Balance as of December 31, 2010	(32,344,959)	—	—	—	(32,344,959)
Balance as of December 31, 2011	(32,344,959)	—	—	—	(32,344,959)
Balance as of December 31, 2012	$(32,344,959)	$—	$—	$—	$(32,344,959)

Net carrying amount
Balance as of December 31, 2010	2,000,000	—	—	—	2,000,000
Balance as of December 31, 2011	2,000,000	31,334,875	2,873,420	—	36,208,295
Balance as of December 31, 2012	$2,000,000	$31,334,875	$2,873,420	$2,699,607	$38,907,902

11. OTHER LONG TERM ASSETS

	December 31,
	2011	2012
Prepayment for use right of certain equipment (a)	$3,000,000	$5,000,000
Rental deposits and others	586,701	484,767
	$3,586,701	$5,484,767

(a)	In October 2011, the Company entered into a Technical Cooperation Agreement with a third party, pursuant to which the Company and the third party would jointly set up a laboratory, for the purpose of testing in connection with the next generation telecommunication techniques. The Company’s obligation is to contribute cash of $5 million, which is estimated to be approximately half the expenditure budget to set up the laboratory. The laboratory will be jointly owned by the Company and the third party. As of December 31, 2012, the Company had contributed $5 million in cash. The construction of the laboratory was completed in early 2013 and the Company will amortize the prepayment over the expected life of the laboratory of three years from 2013.

12.	SHORT-TERM AND LONG-TERM LOANS

The Company’s short-term and long-term loans are bank borrowings as follows:

(a)	Short-term bank borrowings

	December 31,
	2011	2012
Short-term bank borrowings (a)	$64,013,835	$14,089,777
Long-term bank borrowings – current portion (b)	47,612,246	—
	$111,626,081	$14,089,777

The short-term bank borrowings outstanding as of December 31, 2011 and 2012 carried a weighted average interest rate of 2.84 % and 2.48%, respectively, per annum. The borrowing was repayable in one year of its draw-down timing. Proceeds from the short-term bank borrowings were for working capital purposes. The short-term bank borrowing bears no financial covenants nor restrictions other than pledge of the Company’s assets as described below.

Short-term bank borrowing as of December 31, 2012 was denominated in HK dollars and was pledged by the Company’s term deposits, which were recorded as restricted cash, of approximately $15.8 million.

(b)	Long-term bank borrowings
	December 31,
	2011	2012
Long-term bank borrowings	$47,612,246	$70,000,000
Less: current portion	(47,612,246)	—
Non-current portion	$—	$70,000,000

In April 2009, the Company entered into a 3-year loan agreement for RMB300 million with a PRC financial institution, all of which was drawn down in April 2009. The bank loan is unsecured and bears an initial interest at 5.40% per annum which will be reset annually at the then applicable benchmark rate as set by the People’s Bank of China. As of December 31, 2011, applicable interest rate was 6.65% per annum. The Company repaid the bank loan in April 2012 on its due date. The local government agreed to reimburse a portion of the interest expense on the long-term bank borrowings. In 2010, the Company received RMB10 million from local government as a reimbursement of the bank loan interests incurred, which was recorded as reduction of interest expense. The Company did not receive any such reimbursement in 2011 and 2012.

In June 2012, the Company obtained a US dollar denominated bank borrowing of $20 million which is repayable in June 2014. The borrowing bears a variable interest rate of London Inter-bank Offering Rate (Libor) plus a mark-up of 2.5% per annum which will be reset quarterly in accordance with the then applicable Libor. The effective interest rate was 3.57% as of December 31, 2012. The borrowing was pledged by the Company’s term deposits, which were recorded as long-term restricted cash, of $10 million.

In July 2012, the Company obtained a US dollar denominated bank borrowing of $50 million which is repayable in July 2014. The borrowing bears a variable interest rate of London Inter-bank Offering Rate (Libor) plus a mark-up of 2.2% per annum which will be reset quarterly in accordance with the then applicable Libor. The effective interest rate was 3.26% as of December 31, 2012. The borrowing was pledged by the Company’s term deposits, which were recorded as long-term restricted cash, of approximately $53.8 million.

13. OTHER LONG-TERM OBLIGATIONS

The Company entered into certain software, license and technology agreements for acquired intangible asset which are to be settled by installment payments. Installments payable as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011		2012
	Face value	Carrying amounts	Face value	Carrying amounts
Maturity
2012	$839,236	$816,307	$—	$—
2013	948,391	895,510	1,403,870	1,399,339
2014	1,500,000	1,344,332	1,776,182	1,669,369
2015	1,500,000	1,275,458	1,595,000	1,427,640
After 2015	2,500,000	2,016,853	2,500,000	2,125,763
	$7,287,627	$6,348,460	$7,275,052	$6,622,111
Less: Current portion of other long-term obligations	(839,236)	(816,307)	(1,403,870)	(1,399,339)
Non-current portion of other long-term obligations	$6,448,391	$5,532,153	$5,871,182	$5,222,772

These other long-term obligations were interest free and their fair value as of December 31, 2011 and 2012 is disclosed in Note 7.

The average discount rates used to determine the carrying amounts during the year ended December 31, 2011 and 2012 were 6.65% and 5.44% per annum, respectively.

The current portion of other long-term obligations is recorded as part of “accounts payable” on the balance sheet.

Accretion to the carrying amounts amounted to $346,777, $352,876 and $327,608 for the years ended December 31, 2010, 2011 and 2012, respectively, and was recorded under interest expense.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2011	2012
Government subsidies (a)	$24,170,765	$14,247,967
Accrued employee compensation	15,091,608	13,612,069
Accrued royalty (b)	6,562,351	8,687,456
Accrued contingent loss relating to litigations (Note 22)	888,762	5,467,425
Accrued research and development expenses (c)	7,149,883	4,961,094
Employee individual income tax payable withheld	2,264,751	2,525,437
Accrued warranty (d)	1,199,348	993,178
Customer deposits	1,244,111	945,684
Accrued professional service fee	1,566,687	641,525
Dividend payable (e)	4,725,846	—
Other accrued expenses and current liabilities	1,790,078	1,407,664
	$66,654,190	$53,489,499

(a)	Government subsidies

The Company received subsidies from the Chinese government to fund certain research and development activities and acquisition of equipment, which amounted to $11.4 million, $20.0 million and $24.2 million (including $0.7 million from acquisition of Chengdu Chuanyue) in 2010, 2011 and 2012, respectively.

Amounts of $5,000,912, $2,872,830 and $23,405,006 of the government subsidies received have been applied to research and development activities and recorded as a reduction of research and development expenses incurred for the years ended December 31, 2010, 2011 and 2012, respectively. Refer to Note 12 for government subsidies received that have been applied to off-setting interest expenses in 2010.

Amounts of $326,628, $159,043 and $10,774,389 of the government subsidies received have been used for the acquisition of specific equipment and recorded as a reduction of the cost of that equipment for the years ended December 31, 2010, 2011 and 2012, respectively.

Included in the accrued expenses and other current liabilities of the consolidated balance sheets as of December 31, 2011 and 2012 were government subsidies relating to research and development activities of $24,170,765 and $14,247,967, respectively, as the conditions for those specific research and development projects to earn the subsidies have not been met. The government grants received will be recognized as a reduction to research and development expense or as a reduction to the carrying value of the related depreciable assets, when the Company meets all milestones and conditions indicated in the grant agreement.

(b)	Royalty

The Company has entered into certain license and technology agreements with third parties, which require the Company to pay royalty for sale of products using the relevant technology license or to pay the minimum royalty according to the term of the agreements. The Company recorded royalty expense of $14,439,235, $23,929,672 and $34,147,918 for the years ended December 31, 2010, 2011 and 2012, respectively. Royalty expense is included as part of cost of revenue upon the corresponding revenue being recognized.

(c)	Accrued research and development expenses

In 2011 and 2012, to expedite its R&D process, the Company entered into certain R&D agreements with other third parties to outsource some of its R&D activities. As of December 31, 2011 and 2012, accrued expenses related to these R&D agreements amounted to $7.1 million and $5.0 million, respectively.

In 2010, 2011 and 2012, $7 million, $25 million and $34 million, respectively, was recognized as expenses relating to outsourced R&D activities.

(d)	Warranty

The change in accrued warranty was summarized as follows:

	December 31,
	2010	2011	2012
Beginning balance	$136,239	$427,581	$1,199,348
Warranty provision	1,206,018	2,055,371	1,782,204
Warranty cost incurred	(914,676)	(1,283,604)	(1,988,374)
Ending balance	$427,581	$1,199,348	$993,178

The Company offers a one-year warranty on all of its products and accrues the estimated cost of product warranty at the time when revenue is recognized.

(e)	Dividend payable

In the second, third and fourth quarters of 2011, the Company announced quarterly dividends of $0.05, $0.05 and $0.10 per ADS, respectively, to shareholders. As of December 31, 2011, the Company had paid out the second and third quarter dividend and the fourth quarter dividend in the aggregate amount of $4.7 million was recorded as a liability.

In all the four quarters of 2012, the Company announced quarterly dividends of $0.10 per ADS, respectively, to shareholders. As of December 31, 2012, the Company had paid out all the quarterly dividends.

(f)	Subsidies received from a telecommunication operator for TD-SCDMA product development

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

In 2011, Spreadtrum Shanghai received from the operator an additional amount of RMB49.0 million (approximately $7.4 million). As of December 31, 2011, Spreadtrum Shanghai had substantially fulfilled all major milestones and passed critical performance tests which were required under the contracts, in connection with the aforementioned receipts. Accordingly, Spreadtrum Shanghai recognized subsidies of RMB68.6 million (approximately $10.3 million), including RMB19.6 million (approximately $2.9 million) carried forward from 2010 and RMB49.0 million (approximately $7.4 million) received in 2011, as a reduction of research and development expenses in 2011.

In 2012, Spreadtrum Shanghai received from the operator the final amount of RMB9.8 million (approximately $1.5 million). Spreadtrum Shanghai had substantially fulfilled all major milestones and passed critical performance tests required under the contracts. Accordingly, Spreadtrum Shanghai recognized this amount as a reduction of research and development expenses in 2012.

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

The Company’s customers include handset device manufacturers, Independent Design Houses, Original Design Manufacturers and distributors. The handset device products manufactured by these handset device manufacturers, Independent Design Houses, Original Design Manufacturers and customers of the distributors are then sold to emerging markets, including China, India, South-East Asia, Africa and South America. The following table summarizes the Company’s revenue generated from these customers based on their respective geographic locations for the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012
Hong Kong	$310,317,223	$636,898,061	$651,291,010
Mainland China, excluding Hong Kong	27,730,120	33,434,556	69,978,576
Others	8,291,399	3,923,273	3,975,652
Total	$346,338,742	$674,255,890	$725,245,238

Most of the Company’s long-lived assets were located in the PRC except intangible assets and property and equipment of Holding which resides with Holding.

16. INCOME TAXES

(a) Income tax status

Holding is a tax-exempted company incorporated in the Cayman Islands.

On January 1, 2008, a new corporate income tax law (“new CIT law”) in China took effect. The new CIT law applies a uniform 25% corporate income tax rate to both foreign invested corporations and domestic corporations. Under the prior tax regime, foreign-invested corporations were generally entitled to various preferential tax treatment which led to their effective income tax rate being significantly lower than the otherwise applicable total tax rate of 33%, the sum of a 30% state tax rate and a 3% local tax rate. The new CIT law provides a five-year transition period from its effective date for those corporations which were established before the promulgation date of the new CIT law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Under the new CIT law, the preferential income tax rate of 15% will continue to be granted to corporations that qualify as “new and high technology enterprises strongly supported by the state” (“NHTEs”). In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of corporations which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlap with preferential policies provided by the new CIT, a corporation may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Once determined, the implemented tax policy cannot be changed.

Before 2008, Foreign-invested Integrated Circuit (“IC”) design corporations were entitled to two years of income tax exemption starting from the first profitable year of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years thereafter. As a qualified Foreign-invested IC design corporation, Spreadtrum Shanghai was cumulatively profitable in 2007 and started its tax holiday accordingly. It was exempt from income tax for 2007 and 2008, and entitled to a 50% tax rate reduction for the succeeding three years from 2009 to 2011. Being located in Shanghai Pudong New District, Spreadtrum Shanghai was also entitled to a 15% preferential tax rate before 2008. In addition, Spreadtrum Shanghai was qualified as an NHTE by the relevant tax authorities in December 2008. Since the new CIT law permits companies to continue to enjoy their existing preferential tax treatments until such treatments expire in accordance with their current terms, its income tax rate would increase from 10% to 12% (i.e. 50% of transitional tax rate of 20%, 22% and 24%, respectively) from 2009 to 2011. Based on Circular 39, Spreadtrum Shanghai chooses to enjoy 15% preferential tax rate after the transition period expires in 2012 if it continually qualifies as an NHTE. In 2011, Spreadtrum Shanghai completed the renewal of NHTE qualification for the succeeding three years from 2011 to 2013. Spreadtrum Shanghai’s income tax rate was 11%, 12% and 15% respectively, in 2010, 2011and 2012.

Spreadtrum Tianjin was located in Tianjin Port Free Trade Zone. As a qualified IC design corporation (certificate obtained in December 2011), Spreadtrum Tianjin was cumulatively profitable in 2012 and started its tax holiday accordingly. It is exempt from income tax for 2012 and 2013, and entitled to a 50% tax rate reduction for the succeeding three years from 2014 to 2016.

Spreadtrum USA is subject to US federal and state income taxes of 34% and 8.84%, respectively. The state income tax paid is deductible for US federal income tax purposes and the combined US federal and state income tax rate is approximately 39.8%.

In August 2011, the Company acquired 100% equity interest in Telegent for a total consideration of approximately $91.8 million. The acquisition was completed on August 2, 2011, when the Company started to consolidate the financial statements of Telegent and its subsidiaries (Note 3(c)). Telegent is a tax-exempted company incorporated in the Cayman Islands.

On September 30, 2011, the Company completed the acquisition of majority shareholding (85.9%) of MobilePeak and started to consolidate the financial statements of MobilePeak and its subsidiaries from the date of acquisition (Note 3(b)). MobilePeak is a tax-exempted company incorporated in the Cayman Islands. MobilePeak Shanghai is a qualified IC design company and thus enjoys the preferential policy of "two year exemption, three year half" since its first tax profitable year. MobilePeak Shanghai was in an accumulated loss position as of December 31, 2012.

(b) Income tax expenses

The provision for income taxes, by location of the taxing jurisdiction, for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Year ended December 31,
	2010	2011	2012
PRC current tax	$8,619,367	$16,465,233	$9,380,045
PRC deferred tax	(500,015)	(1,265,238)	512,458
	$8,119,352	$15,199,995	$9,892,503

US current tax	10,243	42,487	87,823
US deferred tax	—	(150,000)	—
	$10,243	$(107,513)	$87,823
Total provision for income taxes	$8,129,595	$15,092,482	$9,980,326

(c) Deferred income tax

The significant components of the Company’s deferred income tax assets and liabilities consisted of the following:

	December 31,
	2011	2012
Deferred tax assets:
Research and development credits	$5,318,863	$6,056,361
Reserves and accruals recognized in different periods	3,987,803	4,307,914
Fixed assets basis difference	10,782	67,872
Tax loss carrying forward	14,331,511	18,613,655
Others	549,690	662,072
	$24,198,649	$29,707,874
Less: valuation allowance	(20,465,567)	(26,487,250)

Deferred tax assets, net	$3,733,082	$3,220,624
Analyzed as:
Current	$2,913,678	$2,449,719
Non-current	819,404	770,905
Deferred tax liabilities:
Timing difference relating to intangible assets arising from a business combination (Note 3(b))	$(1,611,875)	$(1,611,875)

The net change of the deferred tax assets in 2011 and 2012 was $1.3 million and $0.5 million, respectively. The net change of the deferred tax liability in 2011 and 2012 was $1.6 million and nil, respectively.

As of December 31, 2011 and 2012, the Company had approximately $69.7 million and $79.7 million of tax loss carry forwards available to offset against future taxable income respectively, certain amounts of which will expire in varying amounts from 2014 to 2028 (from 2014 to 2028 for 2011).

As of December 31, 2011 and 2012, respectively, the Company had approximately $5.3 million and $6.1 million of research and development credits, certain amounts of which will expire in varying amounts from 2021 to 2031 for 2011 and from 2021 to 2032 for 2012.

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

In 2011 and 2012, based on the current profit, projected future profitability and other available evidences, the Company believes that its deferred tax assets in certain tax jurisdiction will not be fully realizable. Thus, a valuation allowance was provided for deferred tax assets.

The movements of valuation allowances were as follows:

	December 31,
	2010	2011	2012
At beginning of year	$(12,516,415)	$(10,467,345)	$(20,465,567)
Acquisition of MobilePeak(Note 3(b))	—	(9,467,075)	—
Acquisition of Chengdu Chuanyue (Note 3(a))	—	—	(1,133,966)
Current year additions	—	(531,147)	(4,869,677)
Current year reversals	2,088,117	—	—
Effect of exchange rate changes	(39,047)	—	(18,040)
	$(10,467,345)	$(20,465,567)	$(26,487,250)

(d) Uncertain tax position

As of December 31, 2010, 2011 and 2012, unrecognized tax benefits were approximated $3.1 million, $7.0 million and $7.3 million, respectively. The total amount of unrecognized tax benefit if recognized that would favorably affect the effective tax rate is $2.1 million, $5.7 million and $5.7 million at end of year 2010, 2011 and 2012, respectively.

The Company expects it will decrease its income tax liability by $2.2 million for unrecognized tax benefits within the next 12 months due to the lapse of statute of limitations.

Unrecognized tax benefit—December 31, 2009	$2,583,981
Gross increases—tax positions in current period	477,996
Lapse of statute of limitations	—
Unrecognized tax benefit—December 31, 2010	$3,061,977
Gross increase - tax positions in current period	455,783
Gross increase – arising from acquisition of Telegent (Note 3(c))	5,567,241
Lapse of statute of limitations	(45,446)
Release of prior year tax positions	(2,040,211)
Unrecognized tax benefit—December 31, 2011	$6,999,344
Gross increase - tax positions in current period	276,245
Lapse of statute of limitations	—
Unrecognized tax benefit—December 31, 2012	$7,275,589

The Company classifies interest and/or penalties related to income tax matters in income tax expense. In 2010 and 2011, the Company accrued interest of $0.2 million each year related to the uncertain tax positions. No such accruals were made in 2012.

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

In 2011, the Company re-assessed one of its uncertain tax positions carried forward from before 2008 under the current environment and further clarified the matter with the in-charge tax authority, as a result of which the potential tax liability exposure is considered remote. Accordingly, the Company released the uncertain tax position in the amount of $2.0 million in 2011.

The Company and its subsidiaries file U.S federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. The Company’s US subsidiaries’ federal income tax returns for 2009 through 2012 and California state income tax returns for 2008 through 2012 are open tax years, subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion.

(e) Effective tax rate

Reconciliation between the total income tax expense (benefit) computed by applying the applicable corporate income tax rate of 25% to the income (loss) before taxes and the actual income tax expense was as follows:

	2010	2011	2012
PRC statutory Income Tax Rate	25%	25%	25%
Effect of different tax rate of Holding and subsidiaries	-12%	-11%	-5%
Effect of tax rates in foreign jurisdictions	6%	6%	5%
Expense not deductible for tax purpose	-1%	-1%	-2%
Benefit of tax holiday	-3%	-7%	-16%
Change in valuation allowance	-2%	0%	4%
Release of prior year uncertain tax position	—	-1%	—
Other	-2%	-1%	-1%
	11%	10%	10%

The decrease in “Effect of different tax rate of Holding and subsidiaries” in 2012 was due to the decrease in profit of Holding in the year; and the increase in “Benefit of tax holiday” in 2012 was due to Spreadtrum Tianjin starting to enjoy its tax holiday and being exempt from income tax for the year (Note 16(a)).

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2010	2011	2012
The aggregate dollar effect	$(9,089,241)	$(10,266,362)	$(16,860,720)
Per share effect—basic	$(0.06)	$(0.07)	$(0.12)
Per share effect—diluted	$(0.06)	$(0.07)	$(0.11)

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

The new CIT Law imposes a 10% withholding income tax for dividends distributed by foreign-invested enterprises to their holding companies outside mainland China. As of December 31, 2011 and 2012, the Company had not recorded any withholding tax on the undistributed earnings of its PRC subsidiaries amounting to approximately $126.6 million and $220.2 million, respectively, since the Company intends to indefinitely reinvest these earnings to further expand its business in mainland China, and there is no intention of its PRC subsidiaries to declare any dividend to the Company.

17. SHARE REPURCHASE

Treasury stock represents of share repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method.

On June 17, 2011, the Company’s Board of Directors, or the Board of Directors, authorized a share repurchase program under which the Company may repurchase up to $100 million worth of its ADSs pursuant to a Rule 10b5-1 repurchase plan. The repurchase program does not obligate the Company to repurchase a minimum number of shares, and the program may be suspended or canceled without prior notice. During the year ended December 31, 2011, the Company repurchased an aggregate of 2,605,571 ADSs under this repurchase plan, representing 7,816,713 ordinary shares, on the open market for total cash consideration of $35,711,684. These shares were cancelled in January 2012.

On December 16, 2011, the Board of Directors authorized another share repurchase program under which the Company may repurchase up to $50 million worth of its ADSs pursuant to a Rule 10b5-1 repurchase plan. For the years ended December 31, 2011 and 2012, the Company repurchased an aggregate of 209,428 ADSs under this repurchase plan, representing 628,284 ordinary shares, and of 1,513,829 ADSs, representing 4,541,487 ordinary shares, respectively, on the open market for total cash consideration of $4,394,648 and $31,005,333, respectively.

As at December 31, 2011 and 2012, the repurchased 8.4 million and 4.5 million shares were presented as “treasury stock” on the balance sheet.

18. STOCK OPTIONS AND RESTRICTED SHARE UNITS

In 2001, the Company adopted the 2001 Stock Plan (the “2001 Plan”). The Company originally reserved 5,100,000 ordinary shares for issuance to employees, directors and consultants under the Plan. As of December 31, 2007, the authorized number of shares issuable under the Plan was 35,922,737. Options granted under the 2001 Plan may be incentive stock options, nonqualified stock options or stock purchase rights. Options granted under the 2001 Plan generally vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The Company ceased to grant options under the 2001 Plan after December 31, 2007. As of December 31, 2012, 2,037,184 options were outstanding under the 2001 Option Plan.

In 2007, the Company adopted the 2007 Equity Incentive Plan (the “2007 Plan”). The Company originally reserved 15,000,000 ordinary shares for issuance to employees, directors and consultants under the 2007 Plan. As of December 31, 2010, 2011 and 2012, the authorized number of shares issuable under the Plan was 32,311,763, 40,860,293 and 44,500,264 respectively. The 2007 Plan permits the grant of incentive stock options, nonqualified stock options, restricted shares, restricted share units (“RSUs”), share appreciation rights, performance units and performance shares, stock purchase rights. Share options granted under 2007 Incentive Plan are generally vested over a four year period. As of December 31, 2012, 15,024,418 options and 11,578,741 RSUs were outstanding under the 2007 Incentive Plan.

Restricted share units (“RSUs”) may be granted at any time and from time to time as determined by the Company. The Company will set vesting criteria in its discretion, which will determine the number of restricted share units that will be paid out to the participant. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the Company.

The Company had not issued any restricted shares, performance units, performance shares and stock purchase rights as of December 31, 2012.

The Company adopted the provisions of ASC 718 effective January 1, 2006 and recorded compensation expense of $10,285,561, $16,393,014 and $25,460,858 for the years ended December 31, 2010, 2011 and 2012, respectively.

Stock Options to Employees

The following is a summary of stock option activities under the 2001 and 2007 Plan in 2012:

	Number of options outstanding	Weighted average exercise price

Balance at December 31, 2011	18,006,007	$1.73
Granted (weighted average fair value of $2.66 per share)	1,304,911	$4.74
Exercised	(2,139,576)	$0.88
Forfeited	(109,740)	$0.77
Balance at December 31, 2012	17,061,602	$2.07

Additional information regarding options outstanding as of December 31, 2012 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Options outstanding	17,061,602	$2.07	5.16 years	$64,832,981
Options vested and expected to vest	12,960,862	$2.15	5.22 years	$48,292,355
Options exercisable	12,929,131	$1.55	5.44 years	$55,848,321

As of December 31, 2012, there was $9,047,127 in unrecognized compensation expense related to unvested stock options granted under the 2001 and 2007 Plan, which is expected to be recognized over a weighted-average period of 1.09 years.

In 2010, the Company granted total 2,596,663 options to certain employees, These options, except for 300,000 options granted on May 14, 2010, would vest over a four-year period, with 25% vesting after one year and the remaining 75% vesting ratably thereafter. The 300,000 options granted on May 14, 2010 would vest over a four-year period, with 1/48 vesting of the total shares per month. The weighted average exercise price of these options is $2.51 per share. There is no intrinsic value associated with these option grants.

On June 6, 2011, the Company granted 2,400,000 options to certain employees. These options would vest over a three-year period, with 1/36 vesting of the total shares per month. The exercise price of these options is $5.55 per share. There is no intrinsic value associated with these option grants.

In 2012, the Company granted 1,304,911 options to certain employees. These options would vest over a three-year period, with 1/36 vesting of the total shares per month. The weighted average exercise price of these options is $4.74 per share. There is no intrinsic value associated with these option grants.

The following table summarizes information regarding options granted in the years ended December 31, 2010, 2011 and 2012, respectively:

Grant date	Number of Options issued	Exercise Price
March 19, 2010	895,000	$2.03
May 14, 2010	1,701,663	$2.76
	2,596,663

Grant date	Number of Options issued	Exercise Price
June 6, 2011	2,400,000	$5.55

Grant date	Number of Options issued	Exercise Price
March 14, 2012	704,911	$5.02
April 20, 2012	600,000	$4.40
	1,304,911

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was $1.72, $3.53 and $2.66 respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012, was $9,427,181 $15,527,919 and $11,415,868, respectively.

The Company values options using the Black-Scholes-Merton option pricing model. The following assumptions were used in determining the fair value of the options for the years ended December 31, 2010, 2011 and 2012, respectively.

	Year ended December 31
	2010	2011	2012

Risk-free rate of return	2.67%	1.95%	1.41%
Expected life	6.08 years	5.77 years	6.21 years
Expected volatility rate	77-79%	72%	71%
Dividend yield	Nil	Nil	1.74%

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

In 2010, the Company issued options to part-time employees and members of the Board of Directors to purchase 300,000 ordinary shares at exercise price $2.76 per share. These options are accounted for as equity awards. The options issued vest over a four-year period, with 1/48 vesting of the total shares per month. The options expire 10 years from the date of grant.

The Company recorded share-based compensation expenses of $544,111, $283,344 and $252,978 relating to these option grants for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, 1,849,663 and 1,738,025 options granted to part time employees and board members were outstanding and exercisable, respectively.

RSUs to Employees

The following table summarizes information regarding RSUs granted in the year ended December 31, 2010, 2011 and 2012, respectively:

Grant date	Number of RSUs issued	Fair value on grant date
March 19, 2010	2,539,750	$2.03
August 5, 2010	895,240	$3.17
	3,434,990

Grant date	Number of RSUs issued	Fair value on grant date
January 4, 2011	3,004,983	$6.08
June 28, 2011	4,360,800	$4.16
November 22, 2011	2,100,000	$8.00
	9,465,783

Grant date	Number of RSUs issued	Fair value on grant date
March 14, 2012	704,911	$5.02
May 2, 2012	1,408,443	$4.58
June 21, 2012	700,680	$5.81
November 3, 2012	804,570	$7.16
	3,618,604

The shares were granted in anticipation of services to be provided from the employee during the respective vesting periods. The Company accounts for RSUs in accordance ASC 718 and records the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. The Company granted 3,434,990, 9,465,783 and 3,618,604 RSUs, with an aggregate grant-date fair value of approximately $7.99 million, $53.2 million, and $19.8 million for the year ended December 31, 2010, 2011 and 2012, respectively. During the years ended December 31, 2010, 2011 and 2012, 2,627,178, 2,098,377 and 4,837,002 RSUs vested with a total grant-date fair value of $5.97 million, $6.13 million and $20.7 million respectively. The fair value at the vesting date of the RSUs vested in 2010, 2011 and 2012 are about $8.07 million, $13.9 million and $29.7 million, respectively.

The following is a summary of RSU activities under the 2007 Plan in 2012:

	Number of RSUs outstanding	Weighted-average grant-date fair value

Unvested balance at December 31, 2011	13,113,228	$4.47
Granted	3,618,604	$5.47
Vested	(4,837,002)	$4.29
Forfeited	(316,089)	$5.76
Unvested balance at December 31, 2012	11,578,741	$4.82

 As of December 31, 2012, there was $44,490,874 in unrecognized compensation expense related to unvested share-based compensation of RSUs granted under the 2007 Plan, which is expected to be recognized over a weighted-average period of 1.27 years.

Stock Reserved for Future Issuance

As of December 31, 2012, the Company reserved the following shares of authorized but unissued ordinary shares for future issuance:

Stock options outstanding	17,061,602
RSUs outstanding	11,578,741
Ordinary shares available for grant	27,125
28,667,468

Stock options and RSUs based on milestones

During the year ended and as of December 31, 2011, the Company had granted and would grant equity awards to certain employees, based on respective stages during technology development ("Milestones"). In 2011, the Company granted 967,050 RSUs (fair value of which amounted to approximately $7.8 million on the date of grant) to certain employees which would vest commencing from the achievement of Milestones. Upon the achievement of the Milestones, the Company would reward certain employees with stock options to subscribe certain ADSs of the Company. The Company assessed the probability of each of the aforementioned milestones and considered that none of Milestones is probable as of December 31, 2011 and, accordingly, no expense was recorded in 2011 in connection with the RSUs and the stock options linked to Milestones. In 2012, the Company passed the aforementioned Milestones, as a result of which the 967,050 RSUs commenced vesting and the Company granted stock options of 200,000 ADSs (or 600,000 ordinary shares). As a result, approximately $5.8 million share-based expenses were recognized in 2012.

In 2012, the Company granted 705,051 RSUs (fair value being approximately $4.1 million at the time of grant) to its management and employees, which would vest provided that the Company meet certain performance target in 2013, including a revenue target and delivery quantities of certain products. As of December 31, 2012, the Company did not consider the performance target was probable and, accordingly, no expense was recorded relating to these RSUs.

19. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-invested enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Company is required to maintain a statutory reserve (“PRC statutory reserve”), a general reserve fund, which is non-distributable. The Company’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of net profit to Holding in the form of dividends. As of December 31, 2011 and 2012, total restricted net assets held by the Company’s PRC subsidiaries were $54.6 million and $58.5 million, respectively, which were not available for distribution to the Company. These amounts are made up of the registered capital of the Company’s PRC subsidiaries and the statutory reserves.

The Company has statutory reserve balance of $12,754,349 and $16,714,871, respectively as of December 31, 2011 and 2012, respectively.

The Company’s appropriation of dividend to shareholders is discussed in Note 14(c).

20. RETIREMENT PLAN

The Company’s local PRC employees are entitled to a retirement benefit, based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed pension plan equivalent to certain percentage of the monthly basic salary, subject to a ceiling, of current local PRC employees. Local PRC employees are required to make contributions equivalent to certain percentage of their basic salary, subject to a ceiling. The Company’s contribution to the pension plan was $2,438,199, $3,947,464 and $5,471,630 for the years ended December 31, 2010, 2011 and 2012, respectively. The retirement benefits do not apply to expatriate employees.

In August 2001, the Company adopted a 401(k) plan for its expatriate employees and employees of a US subsidiary whereby eligible employees may contribute up to 15% of their compensation, on a pretax basis, subject to the maximum amount permitted by the United States Internal Revenue Code. Spreadtrum USA’s 401(k) plan is subject to the same limitation. The Company is not required to, and has not contributed to, either of these two 401(k) Plans.

21. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year ended December 31,
	2010	2011	2012
Net income attributable to holders of ordinary shares	$67,194,438	$134,454,976	$93,311,649

Weighted average shares outstanding - basic	141,739,261	143,312,424	139,995,702
Potential dilutive shares:
- Stock options	12,074,708	13,047,931	11,126,057
- RSUs	3,528,560	6,341,700	5,051,295
Weighted average shares outstanding - diluted	157,342,529	162,702,055	156,173,054

Income per share - basic	$0.47	$0.94	$0.67
Income per share - diluted	$0.43	$0.83	$0.60

Ordinary share equivalents of stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

For the years ended December 31, 2010, 2011 and 2012, outstanding stock options of 466,474, 1,367,671 and 1,673,633 shares, respectively, were excluded in the computation of diluted earnings per share due to their anti-dilutive effect.

22. COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Company has entered into operating leases for certain office space some of which contain renewal options. As of December 31, 2012, future minimum lease payments under non-cancelable operating leases were as follows:

Years ending:
December 31, 2013	1,720,106
December 31, 2014	720,331
December 31, 2015	150,982
December 31, 2016	88,073

Total minimum lease payments	2,679,492

Rental expenses under operating leases amounted to $1,273,525, $1,576,523 and $1,862,918 for the years ended December 31, 2010, 2011 and 2012, respectively.

Commitment to pay the use right of intellectual property

In May 2012, the Company entered into an agreement with a third party vendor under which the vendor would authorize the Company to use certain intellectual property. As of December 31, 2012, the Company had committed to pay non-refundable utilization fee of $16.1 million to this vendor for intellectual property to be received in 2013 and 2014.

Commitment to purchase software

In October 2012, the Company entered into an agreement with a third party vendor under which the vendor would license certain software to the Company. As of December 31, 2012, the Company had committed to pay non-refundable license and maintenance fee of $1.2 million to this vendor for software to be received in 2013.

Commitment to equity investment

In December 2012, the Company entered into an investment agreement with shareholders of a domestic R&D company pursuant to which the Company would invest RMB20 million (approximately $3.2 million) to have a non-controlling interest. In March 2013, the Company made payment of RMB13 million (approximately $2.1 million) to the investee.

Legal contingencies

The Company is a party to legal matters and claims that are normal in the course of its operations. The Company has received some notices of claims for infringement of certain intellectual property, but believes that the likelihood of losses arising from such claims is remote as of December 31, 2012. While the Company also believes that the ultimate outcome of these matters, except for those described in the following paragraphs, will not have a material adverse effect on its financial position, results of operations and cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In November 2010, the Company submitted an arbitration application against a customer for breaching of its purchase commitment specified in certain sales agreements. In December 2010, the customer submitted a counter claim which requests the Company to compensate its losses, expenses and costs in the approximate amount of RMB11.2 million (US$1.7 million). The Company accrued a contingent loss of RMB5.6 million (approximately $0.8 million), being the amount of management’s estimated probable loss, for the arbitration case. In October 2012, the Company received the verdict that claimed both the Company’s and the customer’s applications were overruled. Therefore, the Company reversed this RMB5.6 million (approximately $0.8 million) in 2012.

In December 2011, Spreadtrum Shanghai received an arbitration summons from the Beijing Arbitration Commission for a supplier (the “Supplier”) alleging that Spreadtrum Shanghai had breached the terms of an agreement with the Supplier. The Supplier sought unpaid royalties, liquidated damages, and related fees and costs which, in the aggregate, had the Supplier prevail in the arbitration, would have been material to the Company’s consolidated financial statements. No accrual for contingent liability was provided as of December 31, 2011, due to the early stage of the arbitration and the complexity and uncertainty surrounding the arbitration process at that time. In September 2012, Beijing Arbitration Commission issued its decision dismissing all of the Supplier's claims. In March 2013, the Supplier filed a petition with the Beijing Second Intermediate People’s Court to cancel the arbitration decision issued by the Beijing Arbitration Commission. The petition is pending as of the date that these consolidated financial statements were approved for issue.

In December 2012, another supplier submitted an arbitration application to American Arbitration Association against the Company alleging that the Company had breached the terms of an agreement and that it was owed royalties relating to chipsets sold by the Company that it alleged contained the results of joint development work involving it and the Company. The supplier sought a declaratory judgment and damages plus interest, costs, and fees from the Company, which, in the aggregate, should the supplier prevail in the arbitration, would be material to the Company’s consolidated financial statements. The Company filed a Statement of Defense and Counterclaim in January 2013. The Company estimates that an unfavorable outcome as probable and the estimated loss would be in the range from $4 million to $8 million. A probable contingent loss of $5.5 million has been accrued as of December 31, 2012.

23. SUBSEQUENT EVENT

In March and April 2013, the Company entered into several share transfer agreements to dispose of its equity interests in certain investees, as discussed in Note 9(c) and 9(g).

In March 2013, the Company cancelled approximately 1.7 million ADSs (representing approximately 5.1 million ordinary shares), which ADSs were repurchased by the Company for approximately 0.2 million in 2011 and 1.5 million in 2012, respectively. All the ADSs repurchased by the Company on the open market had been cancelled by the Company as of March 31, 2013.

In March 2013, the Company announced that its Board of Directors approved a quarterly cash dividend of $0.10 per ADS, or approximately $0.0333 per ordinary share, which amounted to approximately $4.9 million in aggregate.

